Form 20-F
period 1998-12-31
PETSEC ENERGY LTD
filed 1999-06-10
CIK 1017910

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                 For the twelve months ended December 31, 1998

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                      OF SECURITIES EXCHANGE ACT OF 1934

 For the transition period from........................to.....................

                        Commission file number 0-28608

                               PETSEC ENERGY LTD
            (Exact name of Registrant as specified in its charter)

                          NEW SOUTH WALES, AUSTRALIA
                (Jurisdiction of incorporation or organization)

   LEVEL 13, GOLD FIELDS HOUSE, 1 ALFRED STREET, SYDNEY, NSW 1225, AUSTRALIA
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of each                                    Name of each exchange
          class                                          on which registered
          None                                                  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          American Depositary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                          107,601,041 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [ ] Item 18 [X]

                               TABLE OF CONTENTS

                                                                                      Page

Introduction........................................................................   3
Glossary of Certain Industry Terms..................................................   4 - 5


                                    PART I

Item 1.        Description of Business..............................................   6 - 18
Item 2.        Description of Properties............................................    19
Item 3.        Legal Proceedings....................................................    19
Item 4.        Control of Registrant................................................    20
Item 5.        Nature of Trading Market.............................................  20 - 22
Item 6.        Exchange Controls and Other Limitations Affecting Security Holders...  22 - 23
Item 7.        Taxation.............................................................  23 - 24
Item 8.        Selected Financial Data..............................................  25 - 27
Item 9.        Management's Discussion and Analysis of Financial Condition and
                 Results of Operations..............................................  27 - 37
Item 9A.       Quantitative and Qualitative Disclosure about Market Risk...  .......  37 - 38
Item 10.       Directors and Officers of Registrant.................................  39 - 40
Item 11.       Compensation of Directors and Officers...............................  40 - 41
Item 12.       Options to Purchase Securities from Registrant or Subsidiaries.......  40 - 41
Item 13.       Interest of Management in Certain Transactions.......................  40 - 41


                                    PART II

Item 14.       Description of Securities to be Registered...........................    41


                                   PART III

Item 15.       Defaults Upon Senior Securities......................................    42
Item 16.       Changes in Securities................................................    42


                                    PART IV

Item 17.       Financial Statements.................................................    42
Item 18.       Financial Statements.................................................    42

Signatures..........................................................................    43

Item 19.       Financial Statements and Exhibits....................................  F1 - F24 and
 ....................................................................................  Ex-23.1 and Ex-23.2

                                    PART I

                                 INTRODUCTION

Unless the context otherwise indicates, references in this Form 20-F to "Petsec" or the "Company" are to Petsec Energy Ltd, an Australian public limited company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("Australian GAAP"). It also publishes consolidated financial statements in US dollars and under US generally accepted accounting principles ("US GAAP") as set out under Item 18 in this Form 20-F. On previous Forms 20-F, the Company provided US dollar financial statements prepared in accordance with Australian GAAP, with a reconciliation to US GAAP. All financial information in this Form 20-F is based on US GAAP.

As used herein the term "fiscal" prior to a calendar year means the Company's fiscal year ended June 30 of such year until June 30, 1996 and the Company's fiscal years ended December 31, 1997 and 1998. The Company's fiscal year end changed in 1996 from June 30 to December 31 and this report covers the fiscal year ended June 30, 1996, the six month period ended December 31, 1996 and the fiscal years ended December 31, 1997 and 1998.

References to "US dollars" or "US$" or "$" are to United States dollars and references to "A$" are to Australian dollars.

                      GLOSSARY OF CERTAIN INDUSTRY TERMS

The definitions set forth below apply to the indicated terms as used in this Form 20-F. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and, in most instances, are rounded to the nearest major multiple.

         Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         Bcf.  Billion cubic feet.

         Bcfe. Billion cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Btu. British thermal unit, which is the heat required to raise the temperature of one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

         Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

         Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

         Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

         Field.  An  area  consisting  of  a  single   reservoir  or  multiple
reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

         Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

         Liquids.  Crude oil, condensate and natural gas liquids.

         MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

         Mcf.  One thousand cubic feet.

         Mcf/d.  One thousand cubic feet per day.

         Mcfe. One thousand cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         MMS. Minerals Management Service of the United States Department of the Interior.

         MMbtu.  One million Btus.

         MMcf.  One million cubic feet.

         MMcfe. One million cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

         OCS.  Outer Continental Shelf.

         Oil.  Crude oil and condensate.

         Present value or PV10. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

         Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

         Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

         Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

         Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

         Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

         Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

         Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

         Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

         Working interest or W.I. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                                    PART I

                       ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

         Petsec Energy Ltd is an independent oil and gas exploration and production company operating in the shallow waters of the Gulf of Mexico. It is an Australian public company with ADRs listed on the New York Stock Exchange (symbol: PSJ). Since establishing its Gulf of Mexico operations in 1990, the Company has employed a focused, integrated strategy of exploration and development, to generate substantial increases in reserves, production and cash flow. As of December 31, 1998 and after taking into account the sale of a 50% working interest in certain of its oil and gas properties to Apache Corporation ("Apache"), the Company's estimated net proved reserves were 90.3 Bcfe (approximately 65% of which were attributable to natural gas), with a PV10 of approximately $67.1 million.

         The Company owns 44 leases on the Outer Continental Shelf, of which, effective January 1, 1999, 23 leases are held in a 50% joint venture with Apache. The Company is currently negotiating to farm out a number of the 21 leases in which it owns a 100% interest.

BUSINESS STRATEGY

         The Company has assembled a team of geologists, geophysicists and engineers with an extensive base of knowledge regarding geophysical processing and interpretation of data, as well as field operating practices in the Gulf of Mexico. The Company believes that focusing its drilling activities on properties in a relatively concentrated area in the Gulf of Mexico permits it to utilize its base of geological, engineering, and production experience in the region to enhance its drilling.

         Until recently, the Company held 100% working interests in its Gulf of Mexico properties, unlike many other independent energy companies that conduct business through fractional working interests and non-operated joint ventures. Effective January 1, 1999, the Company sold a 50% working interest in a substantial number of the properties to Apache, a third party independent E&P company. It also transferred operations on the properties sold. Ownership of large working interests enables the Company to effectively control expenses, capital allocation, and the timing and method of exploration and development of its properties. The geographic focus of the Company allows it to manage a large asset base with a relatively small number of employees.

         The Company relies significantly on advanced exploration technologies, such as 3-D seismic and time depth migration, in its lease acquisition assessment and its exploration and development activities. The Company's geotechnical staff has substantial experience in analyzing 3-D seismic data, which has enabled the Company to identify multiple exploration and development prospects in both mature producing fields where advanced technology has not been previously applied and in unexplored areas.

         The Company intends to continue to expand its inventory of exploration and development prospects through an active lease acquisition and exploitation program. The Company actively participates in OCS and state lease sales to build its inventory of lease blocks. While the Company intends that competitive lease sales will continue to be its primary method of building its inventory of lease blocks, it will also evaluate other opportunities to acquire properties that will complement the Company's existing reserve base and meet its economic and investment criteria.

CLIMAX MINING LTD

         The Company owns approximately 39 million ordinary shares, representing a 44% interest, in Climax Mining Ltd ("Climax"), a publicly-traded international minerals exploration company based in Sydney, Australia. Climax's exploration activities are focussed on gold and copper-gold porphyry deposits located along the Pacific Rim, in particular in the Philippines. The ordinary shares of Climax are traded on the Australian Stock Exchange under the symbol "CMX" and the closing stock price on April 23, 1999 was A$0.20 per share ($0.13 per share based on the Noon Buying Rate).

OIL AND GAS RESERVES

         The following table sets forth estimated net proved oil and gas reserves of the Company, the estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of June 30, 1996 and December 31, 1996, 1997 and 1998. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company, Petroleum Engineers. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

         December 31, 1998 reserves are shown net of the sale to Apache of a 50% working interest in certain of the Company's oil and gas properties which was effective January 1, 1999.

                                              AS OF JUNE 30,                    AS OF DECEMBER  31,

                                                  1996                1996          1997             1998
TOTAL NET PROVED:
     Oil (MBbls)                                 10,217               8,318        10,641           5,337
     Gas (MMcf)                                  61,880              73,291       122,149          58,252
     Total (MMcfe)                              123,182             123,199       185,995          90,274

NET PROVED DEVELOPED:
     Oil (MBbls)                                  8,084               6,670         8,430           3,054
     Gas (MMcf)                                  31,043              43,133        88,199          26,965
     Total (MMcfe)                               79,547              83,153       138,779          45,289

Estimated future net revenues
  before income taxes
  (in thousands)                               $263,067            $372,980      $316,855         $83,132
Present value of estimated future
  net revenues before income taxes
  (in thousands) (1)                           $210,000            $308,226      $255,839         $67,053

Standardized measure of
  discounted future net cash flows
   (in thousands) (2)                          $160,542            $223,381      $204,114         $67,053

Average prices used in calculating the
  net present values:
     Oil ($ per Bbl)                           $  19.73            $  25.09      $  17.00         $ 11.98
     Gas ($ per Mcf)                           $   2.70            $   3.68      $   2.39         $  2.04

(1) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices, including the effects of hedging as of the calculation date, discounted at 10% per annum on a pre-tax basis. These prices have varied significantly from year to year, affecting the net present values, and are not necessarily representative of current prices.

(2) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income tax discounted at 10% per annum.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates generally differ from the quantities of oil and gas ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

         Acquisition and development costs. The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities in the Gulf of Mexico during the period indicated. This table does not include costs incurred in other areas in the United States or in Australia.

                                    FISCAL YEAR            SIX MONTHS           FISCAL YEARS
                                      ENDED                   TO                    ENDED
                                     JUNE 30,             DECEMBER 31,           DECEMBER 31,
                                       1996                   1996           1997               1998
                                     ---------------------------------------------------------------
    Acquisition costs                $ 7,577                $    44        $  8,437          $  7,836
    Exploration costs                 53,974                 46,147         115,523           107,111
    Development costs                 15,345                  6,966          31,327            10,301
                                     -------                -------        --------          --------

    Total costs incurred             $76,896                $53,157        $155,287          $125,248
                                     =======                =======        ========          ========

         Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 1998.

                                                              GROSS                NET (5)
Productive wells (1):
Oil (2)                                                          16                   8
Gas (3)                                                          36                  19
                                                              -----               -----

Total                                                            52                  27
                                                              =====               =====

Developed Acreage (1)                                        51,786                28,393
Undeveloped Acreage (1) (4)                                  89,252                78,201
                                                             ------                ------

Total                                                       141,038               106,594
                                                            =======               =======

(1) Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof.

(2) Two gross oil wells each have dual completions.

(3) Fourteen gross gas wells each have dual completions.

(4) Leases covering 11% of the Company's undeveloped acreage will expire in 1999, 17% in 2000, 27% in 2001, 12% in 2002 and 33% in 2003.

(5) Net wells and acreage are shown after giving effect to the sale to Apache of a 50% working interest in certain properties effective January 1, 1999.

    Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.


                         Fiscal year ended         Six months to                  Fiscal years ended
                            June 30,               December 31,                      December 31,
                             1996                     1996                   1997                  1998
                         Gross     Net            Gross      Net        Gross      Net        Gross     Net
Gulf of Mexico
  Exploratory wells         4       4                1        1           13      13.0           4       4
  Development wells         4       4                3        3            4       4.0           1       1
  Dry holes                 0       0                0        0            3       2.4           3       3
                         ----    ----             ----     ----         ----      ----        ----    ----

Total                       8       8                4        4           20      19.4           8       8
                         ----    ----             ----     ----         ----      ----        ----    ----

OIL AND GAS MARKETING

         All of the Company's natural gas, oil and condensate production was sold at market prices under short term contracts providing for variable or market sensitive prices. The Company has not experienced any difficulties in marketing its oil or gas.

         There are a variety of factors which affect the market for oil and gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve more predictable cash flows, as well as to reduce its exposure to fluctuations in oil and gas prices. The Company restricts the time and quantity of the aggregate oil and gas production covered by such transactions. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations Hedging Transactions."

         Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for oil and natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company continues to evaluate the potential for reducing these risks, and expects to enter into additional hedge transactions in future years. In addition, the Company also may close out any portion of the existing, or yet to be entered into, hedges as determined to be appropriate by management.

PRODUCTION SALES CONTRACTS

         The Company markets all of the oil and gas production from its properties. All of the Company's crude oil and gas production is sold to a variety of purchasers under short-term (less than twelve months) contracts or thirty-day spot purchase contracts. Natural gas and crude oil sales contracts are based upon field posted prices plus negotiated bonuses. During calendar 1998, Duke Energy Trading & Market Services, L.L.C. and Columbia Energy Services each purchased in excess of 10% of the gas sold by the Company and Vision Resources, Inc. purchased in excess of 10% of the oil sold by the Company. Based upon current demand for oil and gas, the Company does not believe the loss of any of these purchasers would have a material adverse effect on the Company.

         Most of the Company's oil and all of the Company's gas is transported through gathering systems and pipelines that are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited, and at times unavailable, due to repairs or improvements being made to such facilities or due to such space being utilized by other oil or gas shippers with priority transportation agreements. While the Company has not experienced any inability to market its natural gas and oil, if transportation space is restricted or unavailable, the Company's cash flow could be adversely impacted.

COMPETITION

         The oil and gas industry is highly competitive. The Company competes for the acquisition of oil and gas properties with numerous other entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

REGULATION

         The oil and gas industry is extensively regulated by United States federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations. In October 1992, comprehensive national energy legislation was enacted which focuses on electric power, renewable energy sources and conservation. This legislation, among other things, guarantees equal treatment of domestic and imported natural gas supplies, mandates expanded use of natural gas and other alternative fuel vehicles, funds natural gas research and development, permits continued offshore drilling and use of natural gas for electric generation and adopts various conservation measures designed to reduce consumption of imported oil. The legislation may be viewed as generally intended to encourage the development and use of natural gas. Oil and gas industry legislation and agency regulation are under constant review for amendment and expansion for variety of political, economic and other reasons.

         Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states (such as Oklahoma) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as Texas) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact or complying with such regulations.

         The Company has operations located on federal oil and gas leases, which are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

         The MMS has under consideration proposals to change the method of calculating royalties and the valuation of crude oil produced from federal leases. These changes, if adopted, would modify the valuation procedures for crude oil to reduce use of posted prices and assign a value to crude oil intended to better reflect market value. The Company cannot predict at this stage how it might be affected if the MMS adopts such changes.

         Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

         Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, which remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purposes of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of these complex and overlapping rules and regulations, many of which are repeatedly subjected to judicial challenge and interpretation, cannot be predicted.

         Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate, or "unbundled", from the pipelines' sales of gas. Also, Order No.636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented as a result of FERC orders in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services.

         Although Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts although recent price declines for natural gas may, in part, reflect increased competition and more efficient gas transportation resulting from Order No. 636. The Courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and the FERC continues to review and modify its open access regulations. In particular, the FERC has recently begun a broad review of its transportation regulations, including how they operate in conjunction with state proposals for retail gas marketing restructuring, whether to eliminate cost-of-service rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation policies may also be appropriate to avoid a market bias toward short-term contracts. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will, over the long-term, achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

         The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. The FERC has denied requests for rehearing of this policy statement. The FERC has issued numerous orders approving the spin-down or spin-off by interstate pipelines of their gathering facilities. A "spin-off" is a FERC-approved sale of gathering facilities to a non-affiliate. A "spin-down" is a transfer of gathering facilities to an affiliate. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in the denial of open access or otherwise enhance the pipeline's monopoly power. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's new gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters.

         In Order Nos. 561 and 561-A the FERC established an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was affirmed by the courts. The Company does not believe that these rules affect it any differently than other oil producers and marketers with which it competes.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

         Environmental regulation. Activities of the Company with respect to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the EPA. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or person resulting from the Company's operations could result in substantial costs and liabilities.

         The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

         The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the disposal options for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes", and therefore be subject to more rigorous and costly operating and disposal requirements.

         The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

         The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

         The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. For tank vessels, including mobile offshore drilling rigs, the OPA imposes on owners, operators and charterers of the vessels, an obligation to maintain evidence of financial responsibility of up $10 million depending on gross tonnage. With respect to offshore facilities, proof of greater levels of financial responsibility may be applicable. For offshore facilities that have a worst case oil spill potential of more than 1,000 barrels (which includes many of the Company's offshore producing facilities), certain amendments to the OPA that were enacted 1996 provide that the amount of financial responsibility that must be demonstrated by most facilities range from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the quantity or quality of oil that is handled by the facility. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. Under the proposed rule, the amount of financial responsibility required for a facility would depend on the "worst case" oil spill discharge volume calculated for the facility. For oil and gas producers such as the Company operating offshore facilities in OCS waters, worst case discharge volumes of up to 35,000 barrels will require a financial responsibility demonstration of $35 million, while worst case discharge volumes in excess of 35,000 barrels will require demonstrations ranging from $70 million to $150 million.

         The operator will provide evidence of financial responsibility on properties in which the Company has non-operating working interest. The Company will satisfy OPA responsibility obligations with respect to its other properties through insurance over the level of $200,000 which is the Company's self-insurance amount. The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments or proposed rule will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company has such plans in place. The failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or even criminal liability.

OPERATING HAZARDS AND INSURANCE

         Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of equipment and that the availability or capacity of gathering systems, pipelines or processing facilities may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

         In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosion, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production.

         The MMS requires lessees of OCS properties to post performance bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. The Company has posted an area wide bond meeting MMS requirements and has obtained additional supplemental bonding on its offshore leases as required by the MMS.

         The Company maintains customary oil and gas related third party liability coverage, which it must renew annually, that insures the Company against certain sudden and accidental risks associated with drilling, completing and operating its wells. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to renew its coverage annually. The Company carries workers' compensation insurance in all states in which they operate. While the Company believes this coverage is customary in the industry, it does not provide complete coverage against all operating risks.

EMPLOYEES

         The Company presently has 33 full-time staff, primarily professionals, including geologists, geophysicists and engineers, with 24 of the staff in Lafayette, Louisiana, USA and 9 in Australia. The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with its executives and with certain technical personnel and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as maintenance, dispatching, inspection and testing, are generally provided by independent contractors supervised by Company employees.

FORWARD-LOOKING STATEMENTS

         This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for statements of historical facts included in this Annual Report, all statements, including without limitation statements under "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1- Description of Business" regarding the planned capital expenditures, oil and gas production, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous risks and uncertainties that can affect the outcome of certain events including many factors beyond the control of the Company. These factors include but are not limited to the matters that are described below. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

SUBSTANTIAL LEVERAGE

         As of December 31, 1998, the Company's total debt was $173.7 million, of which $99.7 million was senior subordinated notes maturing on June 15, 2007 and $74 million was borrowings under the Company's bank credit facility. In February 1999, upon settlement of the $68.3 million sale to Apache of certain of its oil and gas properties, the Company repaid $65 million of bank debt, reducing total debt to $108.7 million.

         The Company's level of indebtedness will have several important effects on its operations, including (i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes,
(ii) the covenants contained in the indenture governing the senior subordinated notes limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations Capital resources and liquidity."

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

         The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices. Any substantial or extended decline in the prices of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

         In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1- Description of Business - Oil and gas marketing."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

         This Annual Report contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Ryder Scott reports that rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the Ryder Scott reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Annual Report. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

         Approximately 50% of the Company's total proved reserves at December 31, 1998 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Ryder Scott report assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Item 1 - Description of Business - Oil and gas reserves."

         The present value of future net revenues referred to in this Annual Report should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by changes in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

REPLACEMENT OF RESERVES

         As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company replaces its estimated proved reserves (through development, exploration or acquisition), the Company's proved reserves will generally decline as they are produced.

         The Company's current strategy includes increasing its reserve base through acquisitions of lease blocks with drilling potential and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's exploration and development projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Item 1 Description of Business - Oil and gas reserves."

SUBSTANTIAL CAPITAL REQUIREMENTS

         The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company made capital expenditures, including exploration expense of $155 million during 1997 and $124 million during 1998. As a result of the sale of 50% working interest in certain properties to Apache, the Company's 1999 revenues and cash flows will be significantly reduced. Similarly its 1999 capital budget in respect of those properties will also significantly reduce. In addition, the Company is currently discussing farm-out proposals on a number of its exploration properties to reduce its risk and financial exposure in the testing of prospects on these properties. However, if revenues or cash flows from operations further decrease as a result of lower oil and natural gas prices or operating difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital resources and liquidity."

INDUSTRY RISKS

         Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs, work boats and other equipment may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

         Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance at premium levels that justify its purchase.

GOVERNMENTAL REGULATION

         Oil and gas operations are subject to various United States federal, state and local governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. See "Item 1 - Description of Business - Regulation."

RELIANCE ON KEY PERSONNEL

         The Company's operations are dependent upon a relatively small group of key management and technical personnel. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company. See "Item 10 Directors and Officers of Registrant."

COMPETITION

         The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Item 1 - Description of Business Competition."

RISK OF HEDGING TRANSACTIONS

         In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange (NYMEX), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging transactions" and "Item 1 - Description of Business - Oil and gas marketing."

OWNERSHIP INTEREST IN CLIMAX

         The Company currently owns an equity interest in Climax. No assurance can be given as to the value of the Company's investment in Climax, which will be affected by a number of factors including the business results of Climax. There are many uncertainties in any mineral exploration and development program, such as the location of economic ore bodies, the receipt of necessary government permits and the construction of mining and processing facilities, as well as widely fluctuating prices of minerals. Substantial time may elapse from the initial phases of mining until operations are commercial. Furthermore, although the securities of Climax are traded in Australia, such values are not necessarily representative of any consideration which the Company could obtain for its investment, currently or in the future.

                      ITEM 2 - DESCRIPTION OF PROPERTIES

ITEM 2(A) - SIGNIFICANT PROPERTIES

         The Company has grown principally through the acquisition and development of properties in the Gulf of Mexico offshore Louisiana. The first four leases were acquired from the State of Louisiana, four leases were purchased from third parties and the remaining leases have been acquired at Gulf of Mexico State and Federal OCS lease sales. At December 31, 1998 the Company had 44 lease blocks in the Gulf of Mexico. All of the Company's proved oil and gas reserves at December 31, 1998 were in these blocks. Effective January 1, 1999 a 50% working interest in 23 of the leases was sold to Apache.

ITEM 2 (B) - RESERVES

         The information on the Company's oil and gas reserves is set out under Item 1 on page 7.

         The information on the Company's oil and gas production is set out under Item 9 on page 28.

                          ITEM 3 - LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

                        ITEM 4 - CONTROL OF REGISTRANT

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of May 17, 1999 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executives of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 107,501,041 Ordinary Shares outstanding on May 17, 1999.

                                                  NUMBER OF                           PERCENTAGE
NAME                                           ORDINARY SHARES                     BENEFICIALLY OWNED
All Directors and executives as a group
   (10 persons) (1) (2) (3)                       29,188,816                            27.1%
Terrence N. Fern (2) (3)                          28,386,498                            26.4%
Den Duyts Corporation Pty Limited (3)             18,344,639                            17.1%

(1) Includes Ordinary Shares held by family-controlled entities or companies associated with such individuals. Also includes Ordinary Shares reflected for Terrence N. Fern, Chairman and Managing Director of the Company. See Notes (2) and (3) below.

(2) Includes 4,000 Ordinary Shares held by Mr. Fern directly; 1,500,000 Ordinary Shares held by Mr. Fern pursuant to the Company's Employee Share Plan; 96,509 Ordinary Shares held by a trust of which Mr. Fern is a shareholder of the corporate trustee; 6,470,661 Ordinary Shares held by a trust of which Den Duyts Corporation Pty Limited ("Den Duyts") is a shareholder and Mr. Fern is a director of the corporate trustee; 1,966,689 Ordinary Shares held by a corporation of which Mr. Fern is a shareholder; 18,344,639 Ordinary Shares held by a trust Den Duyts; and 4,000 Ordinary Shares held by a minor child. Excludes 4,000 Ordinary Shares held by Mr. Fern's wife of which he disclaims that he is the beneficial owner and 8,000 Ordinary Shares held by Mr. Fern's son of which he disclaims that he is the beneficial owner (as defined under Rule 13D-3 of the Securities Exchange Act of 1934 (the "Exchange Act") ("Beneficial Owner")). See Note (3) below.

(3) Den Duyts is a company which acts as the trustee of a trust, the beneficiaries of which include members of Mr. Fern's family. Mr. Fern is deemed to be the Beneficial Owner of such shares.

       Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at May 17, 1999, were 28,395,498 Ordinary Shares and the "relevant" interests of Mr. Fern were 28,386,498 Ordinary Shares.

                       ITEM 5 - NATURE OF TRADING MARKET

         The trading market for the Company's Ordinary Shares is the Australian Stock Exchange Limited ("ASX"), which is the only stock exchange in Australia. On August 29, 1996 the Company's industry classification changed from Diversified Resources (Oil, Gold, Investment) to Oil and Gas (Oil/Gas Producer). The Company's symbol on the ASX is "PSA".

         All on-market transactions for the Company's shares are executed on the ASX's electronic trading system and information on transactions is therefore immediately available. Current ASX settlement requirements are within five days after the transaction.

         Effective July 23, 1996 the Company's American Depositary Receipts ("ADRs") commenced quotation and trading on the Nasdaq National Market (symbol: PSALY) and on May 18, 1998 transferred to the New York Stock Exchange (symbol: PSJ). Each ADR evidences one American Depositary Share ("ADS"), which represents five Ordinary Shares. The depositary of the ADRs representing the ADSs is The Bank of New York ("Depositary").

         As at March 31, 1999 5,362,235 ADRs were on issue. These were equivalent to 26,811,175 Ordinary Shares or approximately 25% of the Company's issued capital.

         The following table sets forth, for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into US dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.

                                                              A$                      US$
                                                     High           Low        High          Low
Year ended June 30, 1996:
  First Quarter                                      3.40           2.10       2.59          1.49
  Second Quarter                                     3.40           2.70       2.53          2.02
  Third Quarter                                      3.60           3.20       2.69          2.39
  Fourth Quarter                                     4.95           3.25       3.92          2.54
Six Months ended December 31, 1996:
  First Quarter                                      5.88           4.80       4.65          3.80
  Second Quarter                                     6.00           5.00       4.73          3.94
Year ended December 31, 1997:
  First Quarter                                      7.02           4.95       5.42          3.95
  Second Quarter                                     6.53           4.85       4.97          3.76
  Third Quarter                                      7.25           5.90       5.22          4.34
  Fourth Quarter                                     7.30           4.02       5.33          2.63
Year ended December 31, 1998:
  First Quarter                                      5.69           4.07       3.76          2.65
  Second Quarter                                     6.50           4.21       4.17          2.57
  Third Quarter                                      5.70           1.70       3.59          1.00
  Fourth Quarter                                     1.85           0.43       1.10          0.27
Year ended December 31, 1999:
  First Quarter                                      0.53           0.34       0.33          0.22

The following table sets forth for the periods indicated the high and low closing prices per ADR on the New York Stock Exchange in US dollars:

                                                                                US$
                                                                       High             Low
Six Months ended December 31, 1996:
  First Quarter (from July 23, 1996)                                   23.25            19.75
  Second Quarter                                                       23.63            20.00

Year ended December 31, 1997:
  First Quarter                                                        27.38            19.63
  Second Quarter                                                       25.13            18.63
  Third Quarter                                                        26.75            21.75
  Fourth Quarter                                                       26.63            13.06

Year ended December 31, 1998:
  First Quarter                                                        16.50            13.50
  Second Quarter                                                       21.75            13.44
  Third Quarter                                                        17.00             4.94
  Fourth Quarter                                                        5.56             1.38

Year ended December 31, 1999:
  First Quarter                                                         1.88             1.00

  ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Australian government currently does not impose any limits, including any foreign exchange controls, that restrict the export or import of capital by the Company or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities (except as set out below). Any transfer of Australian or foreign currency of A$10,000 or more by a person and any international funds transfer into or out of Australia by certain banks and other cash dealers must be reported to the Australian government's Transaction Reports and Analysis Centre (AUSTRAC). See also "Taxation - Australian Taxation" for a discussion of the Australian dividend withholding tax.

         There is no provision in Australian law (except as stated below) or in the Company's constituent documents that prevents or restricts a non-resident of Australia from freely owning and voting the Ordinary Shares which underlie the Company's ADRs.

         Non-Australian shareholders should be aware that Australian law contains certain provisions that may apply if a significant interest in the Ordinary Shares is proposed to be acquired. The following brief discussion of relevant Australian law restrictions on non-Australian ownership of securities is in no way intended to be an exhaustive statement of the Australian position. The discussion does not address general restrictions in Australian law on securities ownership per se.

         The Australian Foreign Acquisitions and Takeovers Act of 1975 (the "Foreign Takeovers Act") requires notification to the Australian government of any proposed acquisition by a foreign person which would result in such person and any of its associates controlling not less than 15% of the voting power or holding an interest in not less than 15% of the shares of an Australian company with total assets valued at A$5 million or more. Upon receipt of such notification, the Australian government has the authority to review such acquisition. The Australian government also has the authority to review any transaction involving two or more foreign persons who, with their associates, are able to control at least 40% of the voting power or hold interests in not less than 40% of the shares of an Australian corporation. Under its present policy and except in certain special cases, the Australian government will automatically approve such acquisitions if the corporation has total assets of less than A$50 million. Where the corporation has assets in excess of A$50 million (as does the Company), the Australian government either may permit the proposed acquisition to proceed subject to conditions or may prohibit the transaction as contrary to the national interest. Under the terms of the Foreign Takeovers Act, ownership of ADRs will constitute ownership of shares or voting power of the Company.

         Section 709 of the Australian Corporations Law requires a shareholder who is entitled (within the meaning of the Australian Corporations Law) to 5% or more of the voting shares of a corporation (a "substantial shareholder") to notify the corporation of such shareholding within two business days after the shareholder becomes aware that the shareholder is a substantial shareholder.
Section 710 of the Australian Corporations Law requires a substantial shareholder to further notify the corporation when its entitlement changes by an amount equal to 1% or more of the voting shares. Under Australian Corporations Law, a person who holds an ADR is deemed to be entitled to the underlying shares.

         Section 615 of the Australian Corporations Law prohibits, subject to the making of a formal takeover offer or certain limited exceptions, a shareholder from acquiring shares in an Australian company if the acquisition would result in the shareholder having an entitlement (within the meaning of the Australian Corporations Law) to more than 20% of the voting shares of the corporation (or the acquisition would result in a shareholder who is already entitled to not less than 20% but less than 90% of the shares becoming entitled to a greater percentage).

         The Australian Trade Practices Act of 1974 regulates, among other matters, offshore acquisitions affecting Australian markets. Under Section 50A of such Act, the Australian Competition Tribunal may, in certain circumstances, make a declaration that prohibits a corporation from carrying on business in a particular market for goods and services in Australia where a foreign acquisition would have the effect or be likely to have the effect of substantially lessening competition in that market. Such acquisitions may be examined by the Australian Competition Tribunal on public interest grounds.

         Shareholders who could possibly be affected by any of the above legislation should seek independent advice from a qualified Australian attorney.


                               ITEM 7 - TAXATION

AUSTRALIAN TAXATION

         The following is a summary of the principal Australian tax consequences of the purchase, ownership and sales of ADSs (which are evidenced by ADRs) by United States resident shareholders. It is not a complete analysis or listing of all the possible tax consequences of such purchase, ownership and sale. Such shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and the sale of Ordinary Shares or ADRs, including consequences under state and local tax laws.

         The taxation treatment of a United States resident shareholder of Ordinary Shares or ADRs will depend on the particular circumstances of that shareholder. The following summarizes the general principles of the application of Australian taxation laws.

         To the extent that dividends paid to United States resident shareholders are "unfranked" (essentially, not paid out of profits which have borne Australian tax), pursuant to Australian tax laws and the Australia/United States Double Taxation Agreement they will be subject to a 15% Australian dividend withholding tax except where the shares are effectively connected with a permanent establishment of a United States shareholder who carries on business in Australia or with a fixed base of a United States shareholder who provides independent personal services in Australia, in which case they will be subject to ordinary Australian tax rates. The Company may pay a dividend out of foreign profits which, even though unfranked, would not be subject to Australian dividend withholding tax.

         United States resident securities traders who are not residents of Australia for tax purposes are not subjected to Australian tax on capital gains arising on the sale of the Ordinary Shares or ADRs provided that the investor and its associates do not at any time during the five years preceding disposal beneficially own 10% or more of the Company's issued share capital.

         Under the New South Wales Stamp Duties Act no New South Wales stamp duty will be payable on the acquisition or disposal of ADRs. Any transfer of Ordinary Shares will in most cases require the payment of New South Wales Stamp Duty calculated at 0.3% of the transaction value. If the transfer takes place on the ASX, the stamp duty is split between the transferor and transferee. If the transfer does not take place on the ASX, the transferee is liable for the full stamp duty, and the transfer cannot be registered until the duty is paid.

UNITED STATES FEDERAL TAXATION

         The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and sale of ADSs (which are evidenced by ADRs) by a citizen, resident or corporation of the United States (as the case may be, a "US Holder"). It is not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership and sale and does not address tax consequences to special persons such as tax-exempt entities and corporations owning at least 10% of the stock of the Company. Shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of Ordinary Shares or ADRs, including consequences under the estate and local tax laws.

TAXATION OF CASH DIVIDENDS

         For United States federal income tax purposes, US Holders of ADRs generally will be treated as the owners of the underlying Ordinary Shares. Dividends paid with respect to the Ordinary Shares represented by ADRs will be includable in the gross income of the US Holder as ordinary income when the dividends are received by the Depositary and will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended, and will be treated as foreign source dividend income. Dividends paid in Australian dollars will be includable in income in the US dollar amount based on the exchange rate on the date such dividends are paid by the Company. US Holders of ADRs will be required to recognize their share of any exchange gain or loss realized by the Depositary upon the conversion of Australian dollars into US dollars and any such gain or loss will be ordinary gain or loss.

TAXATION OF WITHDRAWALS

         US Holders of ADRs that exercise their right to withdraw Ordinary Shares from the Depositary in exchange for the ADR representing such ADRs will generally not be subject to United States federal income tax on such withdrawal. The aggregate basis of the Ordinary Shares so received will be equal to the US Holder's aggregate adjusted basis on ADRs exchanged therefor.

TAXATION OF CAPITAL GAINS

         A US Holder that holds ADRs as a capital asset will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of such ADRs in an amount equal to the difference between such US Holder's basis in the ADRs and the amount realized on their disposition. Such capital gain or loss will be deemed long-term capital gain or loss if the US Holder holds such ADRs for more than one year. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a US Holder of ADRs generally will constitute gains or losses from sources within the United States.

                       ITEM 8 - SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

         The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the periods indicated. The financial data for the fiscal year ended June 30, 1996, the six months ended December 31, 1996 and the two fiscal years ended December 31, 1997 and 1998 is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 9 -Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Annual Report.

                                                                                Six months to     Fiscal year ended
                                                   Fiscal years ended June 30    December 31         December 31
                                                 1994         1995         1996      1996          1997         1998

                                                             (In thousands, except per share data)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties)        $  13,919    $  17,031   $  51,150  $  37,521     $ 125,139     $  92,017
                                              ---------    ---------   ---------  ---------     ---------     ---------

  Lease operating expenses                        3,714        3,808       6,892      3,279        11,527        14,989
  Depletion, depreciation and amortization        4,736        5,661      21,098     15,368        63,903        57,672
  Exploration expenditure                         2,921        2,697       2,175      5,249         7,328         7,427
  Dry hole and abandonment costs                      -            -       1,145          -        10,454        27,503
  Impairment expense                                  -            -           -          -             -        72,916
  General, administrative and other expenses      2,558        4,543       7,001      3,339         9,001        10,777
  Stock compensation expense                          -          102       1,749        677         1,461           937
                                              ---------    ---------   ---------  ---------     ---------     ---------

     Total operating expenses                    13,929       16,811      40,060     27,912       103,674       192,221
                                              ---------    ---------   ---------  ---------     ---------     ---------

  Income (loss) from operations                     (10)         220      11,090      9,609        21,465      (100,204)
  Other income (expense)                            117           52         223          -           132           (86)
  Profit (loss) on sale of assets                   (14)           4,        257      7,208            31            68
  Interest expense                                 (745)      (1,725)     (3,687)    (1,472)      (6,022)        (9,044)
  Interest income                                   115          210         485        822         1,685         1,214
  Equity in income (loss) of affiliates             709       (3,864)        282     (1,326)       (1,595)            -
                                              ---------    ---------   ---------  ---------     ---------     ---------

  Income (loss) before tax                          172         (811)      8,650     14,841        15,696      (108,052)
  Income tax benefit (expense)                      138          465        (895)    (3,888)       (5,416)       11,547
                                              ---------    ---------   ---------  ---------     ---------     ---------

     Net income (loss)                        $     310    $    (346)  $   7,755  $  10,953     $  10,280     $ (96,505)
                                              ---------    ---------   ---------  ---------     ---------     ---------

BASIC AND DILUTED EARNINGS PER  SHARE:
  Earnings (loss) per ordinary share          $    0.00    $   (0.01)  $    0.09  $    0.10     $    0.10     $   (0.90)
  Earnings (loss) per ADR (1)                 $    0.02    $   (0.02)  $    0.45  $    0.52     $    0.48     $   (4.48)
  Weighted average number of ordinary
      shares outstanding                         74,773       75,874      86,297    104,977       107,320       107,601

CASH FLOW DATA:
  Net cash provided by operating activities   $   6,676    $   9,572   $  38,601  $  26,454     $  90,806     $  55,056
  Net cash used in investing activities         (15,724)     (24,559)    (73,228)   (33,227)     (145,790)     (134,750)
  Net cash provided by financing activities       7,891       15,291      37,734     15,760        61,512        74,011


BALANCE SHEET DATA:
  Total assets                                $  43,338    $  63,857   $ 125,690  $ 161,083     $ 247,962     $ 199,213
  Current maturities - credit facility                -            -           -          -             -        67,250
  Borrowings less current maturities              8,700       14,900      52,000     37,000        99,630       106,406
  Shareholders' equity                           19,967       20,904      47,479     91,401       101,155         4,355

(1) No ADRs were issued prior to June 30, 1996; net income (loss) per ADR has been calculated by dividing net income (loss) by the weighted average number of ordinary and ordinary equivalent shares outstanding, multiplied by five (the Ordinary Share to ADR ratio).

EXCHANGE RATES

         Where US dollar amounts in this Form 20-F have not been derived from the Financial Statements (and therefore translated using the exchange rates in the notes to the Financial Statements), the translations of Australian dollars into US dollars (unless otherwise indicated) have been made at the appropriate Noon Buying Rate as specified.

         The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:


                                                                US Dollar Per Australian Dollar
Period                                               Average*        High       Low        End of Period
  Year ended June 30, 1994                           0.6926         0.7438     0.6450         0.7310
  Year ended June 30, 1995                           0.7412         0.7778     0.7108         0.7108
  Year ended June 30, 1996                           0.7627         0.8026     0.7100         0.7856
  Six months ended December 31, 1996                 0.7928         0.8180     0.7721         0.7944
  Year ended December 31, 1997                       0.7385         0.7978     0.6490         0.6515
  Year ended December 31, 1998                       0.6295         0.6868     0.5550         0.6123
  January 1, 1999 through April 23, 1999             0.6352         0.6520     0.6179         0.6516

*  Average of Noon Buying Rates for the period based on month end rates

         Fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar equivalent of the Australian dollar price of the Company's Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the Company's ADRs in the United States. Such fluctuations also would affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares underlying the ADRs.

         The Company's primary operations are in the United States, and its sales and operation costs are denominated predominantly in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars, other than any impact which might arise from the Company's investment in Climax. Such fluctuations would affect the Company's financial results as reported in Australian dollars.

         The Company has not paid any dividends for the fiscal year ended June 30, 1996, the six month period ended December 31, 1996 and years ended December 31, 1997 and 1998.

   ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS INTRODUCTION

         The following discussion is intended to assist in the understanding of the Company's financial position for the fiscal year ended June 30, 1996, the six month period ended December 31, 1996 and the fiscal years ended December 31, 1997 and 1998. The Financial Statements for these periods are set out under Item 18 and should also be referred to in conjunction with the following discussion.

OVERVIEW

         The Company's income from operations is almost exclusively generated from its operations in the Gulf of Mexico, which is the primary focus of this discussion. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Operating Expenses and Results."

         The Company has acquired substantially all of its 44 leases in the Gulf of Mexico at federal or state lease sales. A disappointing drilling program in 1998 compounded by low oil and gas prices caused the Company's outstanding debt to reach unacceptable levels. In December 1998, the Company agreed to sell to Apache a 50% working interest in 17 developed leases and 6 exploration leases. In addition, Apache assumed operatorship of the assets. The $68.3 million sale was effective January 1, 1999 and completed on February 1, 1999, reducing bank debt to $9 million and total debt to $108.7 million. The $100 million of interest-only subordinated notes are due for repayment in 2007.

         The Company is currently producing from 18 of its lease blocks. Production increased significantly from 24,622 MMcfe in 1996 to 46,408 MMcfe in 1997, but through natural decline decreased in 1998 to 39,511 MMcfe. As of December 31, 1998, after giving effect to the Apache sale, the Company's net proved reserves were 90.3 Bcfe , 65% of which were natural gas.

              The Company accounts for its oil and gas operations under the successful efforts method of accounting. Under this method, the Company capitalizes lease acquisition costs, costs to drill and complete exploration wells in which proved reserves are discovered and costs to drill and complete development wells. Costs to drill exploratory wells that do not find proved reserves are expensed. Seismic, geological and geophysical, and delay rental expenditures are expensed as incurred.

         The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that the Company may economically produce. The Company markets its oil through spot price contracts and typically receives a premium above the price posted. Gas produced is sold under contracts that primarily reflect spot market conditions in the central Gulf of Mexico. The Company has historically entered into crude oil and natural gas swaps to reduce its exposure to price fluctuations. The results of operations described herein reflect any hedging transactions undertaken by the Company. See note 9(d) to the Financial Statements.

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                     Fiscal year ended       Six months to              Years ended
                                         June 30,            December 31,               December 31,
                                         --------          ----------------      -------------------------
                                           1996            1995        1996       1996       1997      1998
                                           ----            ----        ----       ----       ----      ----
Net production:
  Oil (MBbls)                              1,680             670       1,145       2,155      3,078      2,353
  Gas (MMcf)                              11,529           5,881       6,074      11,722     27,940     25,390
  Total (MMcfe)                           21,609           9,901      12,944      24,652     46,408     39,511

Net sales data (in thousands):
  Oil                                   $ 29,937        $ 10,674    $ 24,904    $ 44,168   $ 60,369   $ 37,846
  Gas                                     21,213          10,773      12,617      23,056     64,770     54,171
                                         -------        --------    --------    --------   --------   --------

  Total                                 $ 51,150        $ 21,447    $ 37,521    $ 67,224   $125,139   $ 92,017
                                        --------        --------    --------    --------   --------   --------

Average sales prices (1):
  Oil (per Bbl)                         $  17.82        $  15.93    $  21.75    $  20.50   $  19.61   $  16.08
  Gas (per Mcf)                             1.84            1.83        2.08        1.97       2.32       2.13
  Total (per Mcfe)                          2.37            2.17        2.90        2.73       2.70       2.33

Average costs (per Mcfe):
  Lease operating expenses              $   0.32        $   0.36    $   0.25    $   0.26      $0.25   $   0.38
  Depletion, depreciation
     and amortization                       0.98            0.72        1.19        1.20       1.38       1.46
  General, administrative
     and other expenses                     0.32            0.31        0.26        0.29       0.19       0.27

(1)  Includes effects of hedging activities.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

              General. The Company drilled and/or sidetracked eight wells during the year ended December 31, 1998, of which three have been brought into production, two encountered mechanical difficulties and are suspended pending further evaluation, and three were plugged and abandoned. Production in 1998 of 39.5 Bcfe was 15% less than 1997 due to natural decline and disappointing drilling results.

              Oil and Gas Revenues. Oil and gas revenues for 1998 were $92 million, a decrease of $33.1 million, or 26% below 1997 revenues of $125.1 million. A 24% decrease in oil production coupled with an 18% decrease in oil prices combined to account for $22.5 million of the decrease. A 9% decrease in gas production and an 8% decrease in the gas price accounted for the remaining $10.6 million of the decrease.

              The average realized gas price in 1998 was $2.13 per Mcf, or 2% above the $2.08 per Mcf average gas price that would have otherwise been received if no hedging had been undertaken. In the same period, the average realized oil price was $16.08 per Bbl, or 20% above the $13.36 per Bbl that would have otherwise been received if no hedging had taken place. In 1997 the average realized gas price was $2.32 per Mcf, or 8% below the $2.53 per Mcf price that would have otherwise been received if no hedging had been undertaken. In the same period the average realized oil price was $19.61 per Bbl, or 3% above the $19.10 per Bbl that would have otherwise been received if no hedging had taken place. Hedging activities resulted in a $7.7 million increase in revenues for 1998 compared to a $4.4 million decrease in 1997.

              Lease Operating Expenses. Lease operating expenses in 1998 were $15.0 million, an increase of $3.5 million, or 30%, from $11.5 million in 1997. The increase was attributable to workovers and recompletions in wells with declining production from zones that were first perforated. These costs coupled with lower production resulted in the per unit rate increasing from $0.25 per Mcfe in 1997 to $0.38 per Mcfe in 1998.

              Depletion, Depreciation and Amortization ("DD&A"). DD&A expense decreased $6.2 million, or 10%, from $63.9 million in 1997 to $57.7 million in 1998. Lower production accounted for a decrease of $9.5 million partially offset by an increase in the average rate per unit from $1.38 to $1.46 per Mcfe. The increase in the unit rate was due to increased costs of drilling goods and services, platform and facilities construction and transportation services in the industry. Lower commodity prices caused Ryder Scott downward reserve revisions in the fourth quarter and the unit DD&A rate increased to $1.80 per Mcfe in that quarter compared to an average rate of $1.36 for the preceding three quarters.

         Exploration Expenditures and Dry Hole Costs. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditures. Under this method $27.5 million was expensed for dry hole costs and $7.4 million for seismic, geological and geophysical expenditures was expensed as incurred in 1998. In 1997 expenses were $10.5 million for dry hole costs and $7.3 million for seismic, geological and geophysical expenditures.

         Impairments. A non-cash charge of $72.9 million reflecting the impact of lower commodity prices on the carrying value of the Company's oil and gas properties was expensed in 1998. There were no impairments recorded in 1997.

         General and Administrative Expense. General and administrative expense increased $1.8 million, or 20%, to $10.8 million in 1998 from $9.0 million in 1997.

FISCAL 1997 COMPARED TO THE TWELVE MONTHS TO DECEMBER 1996

         The comparison of fiscal 1997 has been made against the twelve months in 1996, which cover six months of the transition period ending December 31, 1996 (when the Company changed its year end) and the second six months of fiscal 1996, which ended on June 30, 1996.

         General. The Company drilled twenty wells during fiscal 1997, of which 14 have subsequently been brought into production. In addition, the Company completed the installation of facilities at West Cameron 461, South Marsh Island 7, Grand Isle 45, Main Pass 104 and Main Pass 84. This resulted in an increase in production of 21.8 Bcfe to 46.4 Bcfe in 1997, an 88% increase over the 24.6 Bcfe in 1996.

         Oil and gas revenues. Oil and gas revenues for 1997 were $125.1 million, an increase of $57.9 million, or 86% above 1996 revenues of $67.2 million. A 43% increase in oil production offset by a 4% decrease in oil prices combined to account for $16.2 million of the increase. A 138% increase in gas production and a 18% increase in the gas price accounted for the remaining $41.7 million of the increase. Increased oil production followed the development of the Ship Shoal 194 field, while the increased gas production stems from the successful drilling and development of the West Cameron 461, South Marsh Island 7 and Grand Isle 45 fields.

         The average realized gas price in 1997 was $2.32 per Mcf, or 8% below the $2.53 per Mcf average gas price that would have otherwise been received if no hedging had been undertaken. In the same period, the average realized oil price was $19.61 per Bbl, or 3% above the $19.10 per Bbl that would have otherwise been received if no hedging had taken place. In 1996 the average realized gas price was $1.97 per Mcf, or 24% below the $2.58 per Mcf price that would have otherwise been received if no hedging had been undertaken. In the same period the average realized oil price was $20.50 per Bbl, or 3% below the $21.04 per Bbl that would have otherwise been received if no hedging had taken place. Hedging activities resulted in a $4.4 million decrease in revenues for 1997 compared to a $8.4 million decrease in 1996.

         Lease operating expenses. Lease operating expenses in 1997 were $11.5 million, an increase of $5.2 million, or 83%, from $6.3 million in 1996. The increase was attributable to increased production. Lease operating expenses per Mcfe were reduced to $0.25 in 1997, compared with $0.26 in 1996.

         Depletion, depreciation and amortization ("DD&A"). DD&A expense increased $34.3 million, or 116%, from $29.6 million in 1996 to $63.9 million in 1997. Production increases accounted for $25.9 million of the increase while an increase in the average rate per unit from $1.20 to $1.38 per Mcfe accounted for the balance. The increase in the unit rate was due to increased capital expenditures from the Company's exploration and development activities coupled with increased costs of drilling goods and services, platform and facilities construction and transportation services in the industry. As a result of proved reserve estimates by the Company's petroleum engineers, Ryder Scott Company, in the fourth quarter the unit DD&A rate per Mcfe was reduced to $1.25 per Mcfe compared to an average rate of $1.41 per Mcfe for the preceding three quarters.

         Exploration expenditures. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditure. Under this method $10.5 million for dry hole costs and $7.3 million for seismic, geological and geophysical expenditures were expensed as incurred in 1997. There were no dry hole and impairment costs in 1996 while seismic, geological and geophysical expenditures in 1996 totaled $7.1 million.

SIX MONTHS TO DECEMBER 1996 COMPARED TO SIX MONTHS TO DECEMBER 1995

         General. Following the setting of a larger production facility at Ship Shoal 193 and the completion and tie back of two wells at Main Pass 91, the Company's net production increased 31% in the six months to December 31, 1996 compared with the same period in 1995.

         Net oil and gas revenues. Net oil and gas revenues for the six month period to December 1996 were $37.5 million, an increase of 75% over the corresponding period in 1995. Net production of 12.9 Bcfe in the six month period to December 1996 was 31% higher than the corresponding period in 1995. The average sales price for oil and gas increased by 37% and 14% respectively.

         In the six month period to December 31, 1996 gas hedging activities resulted in an average realized price of $2.08 per Mcf, or 16% below the $2.48 per Mcf price that would otherwise have been received. Over the same period, oil price hedging resulted in an average realized price of $21.75 per Bbl, or 2% below the $22.14 per Bbl price that would otherwise have been received. Hedging activities resulted in a $3.6 million decrease in oil and gas revenues. In the six month period to December 31, 1995 gas hedging activities resulted in an average realized price of $1.83 per Mcf, or 3% above the $1.77 per Mcf that would otherwise have been received. Over the same period oil hedging resulted in an average realized price of $15.93 per Bbl, or 4% above the $15.38 per Bbl that would otherwise have been received. Hedging activities resulted in a $622,000 increase in oil and gas revenues.

         Lease operating expenses. Lease operating expenses for the six month period to December 1996 were $3.3 million, 9% less than the corresponding period in 1995. Lease operating expenses per Mcfe decreased from $0.36 to $0.25 continuing the trend of previous years reflecting economies of scale from higher rates of production.

         Depletion, depreciation and amortization ("DD&A"). DD&A expense for the six month period to December 1996 increased to $15.4 million (117%) from $7.1 million, compared to the corresponding period in 1995. The increase was principally attributable to the increase in oil and gas production in the 1996 period. The depletion rate per unit of $1.19 per Mcfe for the six month period to December 1996 increased from $0.72 per Mcfe for the corresponding period in 1995. The increase in the unit rate was due to increased capital expenditures from the Company's exploration and development activities.

         Exploration expenditures. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditure. Under this method $5.2 million of seismic, geological and geophysical expenditures were expensed as incurred during the six month period to December 1996. This was an increase of 253% over the expenditure of $1.5 million for the six months to December 31, 1995 as the Company expanded its access to a broader seismic base in the Gulf of Mexico.

OTHER OPERATING EXPENSES AND RESULTS

         The Company's results in the past three years have been increasingly dominated by the results of the Gulf of Mexico operations, which now contribute almost all of the revenue and the income from operations of the Company.

         Non-Gulf of Mexico operations. Since June 1996 the Company has not had any material operations outside the Gulf of Mexico. Until December 31, 1994 the oil and gas operations in the United States included the Company's interests in the Paradox Basin in Colorado. The interests were sold for $5.5 million, effective January 1, 1995, generating a pre-tax profit for the Company of $4.3 million.

         The Company has small gas-producing interests in California, which are not material to the overall results. The Company's former oil interests in Australia contributed sales revenue of $0.5 million in fiscal 1996. The Company sold these Australian interests for approximately $0.3 million on June 24, 1996.

         General, administrative and other expenses. The Company's general and administrative costs are incurred both in Lafayette and in the head office in Australia. These expenses have increased from $4.5 million in fiscal 1995 to $7.0 million in fiscal 1996, $3.3 million in the six months to December 31, 1996, $9.0 million in fiscal 1997 and $10.8 million in fiscal 1998. Contributing to this increase are costs associated with increased activity and the sale of a 50% working interest in certain properties to Apache which resulted in severance charges of $422,000 related to employee terminations. On a per Mcfe basis the rate increased 54% from $0.13 to $0.20 due to the costs noted above and decreased production. As a result of the sale to Apache, the Company significantly reduced its workforce which may result in future general and administrative expense savings.

         Sale of assets. In the six months to December 31, 1996 the Company recorded a profit before tax of $7.2 million on the sale of assets. This represented 56% of the surplus above book value of the Company's share of its interest in the gold/copper project at Didipio in the Philippines when it was sold in July 1996 to Climax (which in turn is 44% owned by the Company). There were no significant asset sales in fiscal 1997 or fiscal 1998.

         Interest expense. The net interest expense of the Company has risen, reflecting the increased borrowings of the Company due to the expansion of its activities and, to a lesser extent, an increased effective interest rate. Borrowings net of cash deposits decreased from $48.5 million at June 1996 to $24.5 million at December 1996, reflecting amongst other matters the ADR capital raising in July 1996. In 1997 net borrowings increased to $80.7 million at December 31, 1997. The increase in interest rates in 1997 was mainly due to the repayment of a bank credit facility by borrowings under a senior subordinated note issue with a ten year maturity at a higher interest rate. Interest expense in 1998 increased 54% to $11.7 million due to increased borrowings under the bank credit facility from nil to $74 million. Details of the interest rates are set out in "Item 9A - Quantitative and Qualitative Disclosure About Market Risk".

         Equity investments. The equity-accounted income and loss now relates only to the Company's 44% holding in Climax. In fiscal 1998, Climax's principal activity was the finalizing of the feasibility study of the gold/copper project at Didipio in the Philippines. In addition there was activity on exploration projects in Australia, the Philippines and South America.

         The Didipio project is in the pre-development phase. As yet Climax has not made a decision to proceed with mining. The study has included drilling to define the extent and grade of the gold and copper resources at the Dinkidi deposit at Didipio and its geological model, metallurgical testwork, ore processing studies and environmental studies. Pre-development work is continuing.

         In earlier periods Climax's principal activities also included the operations of its gold mine in New South Wales, Australia (which ceased operations in the final quarter of calendar 1995), a 50% interest in the commercial building in Sydney sold in May 1996 and the realization of various investments. In fiscal 1996, the equity-accounted loss was reduced by the profit on the disposal of Climax's 19% holding in Solomon Pacific Resources NL, an Australian gold mining company.

         The periods up to and including fiscal 1996 also included the Company's equity-accounted income in respect of its 50% interest in a commercial building held jointly with Climax. The income brought to account in fiscal 1996 was $0.4 million. The building was sold in May 1996 and therefore had no effect on income in the six months to December 31, 1996 or fiscal 1997 and fiscal 1998.

         The Company's results will continue to equity account the results of Climax as long as the Company holds an investment in Climax of between 20% and 50% (and below 20% in certain circumstances). In turn, the Company expects Climax's results themselves to reflect its expenditure on exploration projects, the results of operations arising from any successful development of exploration projects and the disposal of any of its assets. However, the carrying value of the Company's investment in Climax was reduced to nil during fiscal 1997, and further losses in Climax (for example, due to expensing exploration expenditures) will have no effect on the equity accounted result in the Company as long as the carrying value is nil. No equity income (loss) from the Company's investment in Climax was recognized in fiscal 1998 and will not be recognized in future periods until all unrecognized equity losses of Climax are recouped.

         Tax matters. In fiscal 1998, 1997, the six months to December 31, 1996 and in fiscal 1996 the Company brought to account nil, $0.6 million, $1.4 million and $2.5 million, respectively, of accumulated tax losses in Australia that had not previously been recognized as deferred tax assets. These losses mainly arose from exploration deductions.

         The effective tax rate has altered due to a variety of factors, in particular the Company's share of Climax's tax expense on its Australian profits, the tax on the profit upon the sale of the Company's interest in the Didipio project, the fact that the Company's equity-accounted share of its expenditure at Didipio in the Philippines had not been tax effected and the recognition of valuation allowances (primarily in 1998) on carry forward losses due to the uncertainty of future realization.

         Net operating losses and other carryforwards. For US federal income tax purposes, at December 31, 1998 the Company had net operating losses ("NOLs") of approximately $98.7 million which are available to offset future federal taxable income, if any, from 2005 through 2018.

         For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax even though its NOLs otherwise eliminated its regular tax liability.

CAPITAL RESOURCES AND LIQUIDITY

         Since 1990 the Company has financed its operations and growth primarily with cash flow from operations, bank borrowings, equity offerings and asset sales. The Company made an initial cash investment of $11.4 million in its US operations, and, subsequently, increased this investment with advances of $18.4 million from an Australian offering of 8.3 million Ordinary Shares in September 1995 and the public offering of 4,000,000 American Depositary Receipts (each representing 5 Ordinary Shares) at $19 per ADR, raising $70.4 million, net of costs in July 1996. $41.2 million of this was used to buy back the 11.7 million Ordinary Shares held by affiliate company, Climax, under approval from shareholders granted in June 1996. $13.7 million was also raised at the same time from selling the Company's interest in the gold/copper project at Didipio in the Philippines.

         In response to changing market conditions and restricted capital availability, the Company will take a more risk diverse approach to its exploration and development program. This will result in a much lower capital budget than previous years. The Company was recently the high bidder on two leases at the March 18, 1999 lease sale with one lease awarded recently and the second still to be confirmed. If both are awarded by the MMS the cost to the Company is $1.9 million, which currently can be met from net operating cash flows. The Company intends to finance its 1999 drilling program with cash on hand, cash flow from operations and proceeds from farm-outs of certain oil and gas properties. The success of the drilling program will determine the amount of funds required for development expenditures and, accordingly, additional capital may have to be raised at that time. The capital expenditure budget is continually re-evaluated based on drilling results, commodity prices, cash flow from operations and opportunities for property acquisitions.

         At December 31, 1998, the Company had cash and cash investments of $13.5 million, a decrease from $19.2 million at December 31, 1997. Net cash provided by operating activities decreased from $90.8 million to $55.1 million due to lower oil and gas production coupled with lower commodity prices. In response to lower commodity prices and earlier disappointing drilling results the Company deferred certain of its exploration program in 1998. As a result, cash used in investing activities decreased from $145.8 million to $134.8 million. Cash provided by financing activities in1998 consisted entirely of borrowings under the bank credit facility.

         At December 31, 1997, the Company had cash and cash investments of $19.2 million, an increase from the $12.5 million at December 31, 1996. Net cash provided by operating activities continued to grow as production expanded and was $90.8 million in fiscal 1997. Net cash used in investing activities for the fiscal 1997 was $145.8 million, which almost entirely represented increased expenditure on oil and gas properties. The cash provided by financing activities for fiscal 1997 was $61.5 million, mainly representing a $100 million senior subordinated note issue net of the repayment of the Company's bank credit facility (of which there was $37.0 million outstanding at December 31, 1996).

         In the six months to December 31, 1996 period cash and cash investments had also increased, from $3.5 million at June 30, 1996 to $12.5 million at December 31, 1996. Cash flow used in investing activities ($33.2 million) was more than offset by cash flow from operations ($26.5 million) and cash flow from financing ($15.8 million). The latter represented the proceeds from the equity issues (mainly the ADR offering of $70.4 million net) less repayment of borrowings under the Company's credit facility ($15 million) and the buy back of 11.7 million Ordinary Shares from Climax ($41.2 million).

         In fiscal 1996, net cash provided by operating activities was $38.6 million, the increase on the previous year mainly reflecting the increased production of oil and gas and working capital movements. Net cash used in investing activities for fiscal 1996 was $73.2 million, while net cash provided by financing activities for fiscal 1996 was $37.7 million, with the main source of finance being increased bank borrowings under the Company's credit facility ($19.9 million) and an equity issue of $18.4 million.

         At December 31, 1996, the Company's working capital deficit was $0.5 million. The Company's working capital position was strengthened in June 1997 by a senior subordinated note issue (see below) of $100 million in June 1997. At December 31, 1997 there was a working capital surplus of $7.4 million. At December 31, 1998 the Company's working capital surplus further increased to $15.8 million as a result of the sale of certain assets to Apache.

         In April 1996, Petsec Energy Inc ("PEI"), a wholly owned subsidiary of the Company which owns and operates all of the Company's Gulf of Mexico oil and gas properties, entered into a $75 million bank credit facility under which the borrowing base at December 31, 1998 was $75 million. In addition a sublimit of $15 million exists for letter of credit purposes to support the bonding requirements of the MMS and commodity swap transactions. At December 31, 1998, borrowings outstanding under the bank credit facility were $74 million with letters of credit outstanding of $1 million. Upon settlement of the sale of a 50% working interest in certain properties to Apache on February 1, 1999, $65 million in borrowings under the bank credit facility was repaid and the borrowing base was reduced to $10 million. The bank credit facility is a two-year revolving credit facility followed by a two-year term period with equal quarterly amortization payments. The facility matures in April 2001. The bank credit facility is secured by the Company's Gulf of Mexico producing properties and contains financial covenants that require PEI to maintain a ratio of senior debt to earnings before interest, taxes, depletion, depreciation and amortization of not more than 4.0 to 1.0 and a coverage ratio of earnings before interest, taxes and depletion, depreciation and amortization to total interest of not less than 3.0 to 1.0. PEI is currently in compliance with all financial covenants under the bank credit facility. Outstanding borrowings accrue interest at the rate of LIBOR plus a margin of 1.25% to 1.75% per annum, depending upon the total amount borrowed. PEI is obligated to pay a fee equal to 0.3% to 0.375% per annum based on the unused portion of the borrowing base under the facility.

         The Company's ability to borrow under the bank credit facility is dependent upon the reserve value of its oil and gas properties, as determined by The Chase Manhattan Bank ("Chase"). If the reserve value of the Company's borrowing base declines, the amount available to the Company under the bank credit facility will be reduced and, to the extent that the borrowing base is less than the amount then outstanding (including letters of credit) under the bank credit facility, the Company will be obligated to repay such excess amount upon ninety days' notice from Chase or to provide additional collateral. Borrowing base repayments, if required, are expected to be met from estimated future net operating cash flow.

         Following the sale of the jointly-owned commercial building in May 1996 and the Didipio sale referred to below, the Company has no guarantees or funding commitments in respect of Climax Mining Ltd or any of Climax's subsidiaries.

         On June 13, 1997, PEI, issued $100 million (net proceeds: $96.4 million) of 9.5% senior subordinated notes due June 15, 2007. A portion of the proceeds was used to repay its then outstanding borrowings under the bank credit facility.

         Apart from the repayment of indebtedness under the credit agreement the proceeds of the note issue have been used to provide working capital to the Company and to fund further exploration and development of the Company's oil and gas properties, the acquisition of lease blocks and other general corporate purposes.

         The notes were issued under an indenture between PEI as issuer and The Bank of New York as trustee. The notes are not guaranteed by the Company.

         The notes are redeemable at the option of PEI on or after June 15, 2002 at varying redemption prices starting at 104.75% and declining to 100% in 2005. The indenture pursuant to which the notes were issued contains certain covenants on PEI including, without limitation, covenants with respect to the following matters: (1) limitations on the indebtedness of PEI (2) limitations on payments by PEI of dividends, redemptions of capital, repayments of subordinated indebtedness and payments in respect of non-permitted investments; (3) limitations on PEI's transactions with affiliates (but these are not to restrict PEI from various intra-group transactions specified in the indenture); (4) limitations on liens of PEI; (5) limitations on disposition of proceeds of asset sales by PEI; (6) limitations on other senior subordinated indebtedness of PEI; (7) limitations on the conduct of business by PEI; (8) limitations on non-guarantor restricted subsidiaries of PEI (at present these have no effect as PEI has no subsidiaries); and (9) reports (PEI, as the issuer, files its results with the SEC under its own name, in addition to the filings of Petsec.)

         Upon an occurrence of a change of control PEI is obliged to make an offer to repay the noteholders at 101% of the face value of the notes. Change of control is defined in the indenture to include, among other things, a person or group (other than interests associated with the Managing Director, Mr Fern) becoming beneficial owner of more than 50% of the shares of the Company, a change in the majority of the directors of the Company without the consent of existing directors or, if the Company no longer controls PEI, similar provisions with respect to PEI.

HEDGING TRANSACTIONS

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow and to reduce its exposure to oil and gas price fluctuations. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company limits the duration of the transactions and the percentage of the Company's expected aggregate oil and gas production that may be hedged. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

         The Company has entered into swap agreements and collar agreements to reduce the effect of price volatility on oil and gas sales. In swap agreements, the Company settles with a counterparty the difference between an agreed fixed price per unit of production and a floating price (based on NYMEX prices). If the floating price upon maturity is higher than the fixed price, the Company pays the difference to the counterparty and vice versa. In collar agreements, the Company settles with a counterparty when a floating price upon maturity of the agreement is lower than an agreed fixed price floor or above an agreed fixed price ceiling, the settlement amount in both cases being the difference between the floating price upon maturity and the agreed fixed price, multiplied by the volume hedged. The Company has proved reserves sufficient to cover all of the base contracts and does not trade in derivatives without underlying forecasted production and proved reserves.

         In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133 is currently effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is assessing the impact of adoption of Statement 133, and at the present time, has not quantified the effect of adoption or continuing impact of such adoption.

OTHER MATTERS

         To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area-wide bonds with respect to abandonment obligations. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations. See "Business Regulation".

         The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company believes its current operations are in material compliance with current applicable environmental laws and regulations. However, there can be no assurance that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past unknown non-compliance with environmental laws will not be discovered.

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

YEAR 2000

     The Company has a plan in place to address Year 2000 ("Y2K") issues. The plan requires the Company to assess its information technology ("IT") systems and non-information technology ("non-IT") systems (primarily embedded technology in process control equipment containing microprocessors or other similar circuitry) and those of its principal suppliers, customers and business associates whose Y2K readiness could reasonably be expected to have a material effect on the Company's business, results of operations or financial condition.

     On February 1, 1999 the Company completed the sale of a 50% working interest in most of the Company's producing oil and gas properties to Apache including the responsibilities associated with the operation of these assets. As a result, Apache is primarily responsible for Y2K compliance issues concerning these oil and gas operating assets. The Company will assist Apache in assessing the Y2K exposure and has made available to Apache all data and testing accumulated to date that is relevant to the oil and gas assets that are now jointly owned. With Apache now among the Company's principal business partners, the Company will undertake to assess Apache's Y2K readiness.

     Prior to the Apache transaction, the Company had identified all material
IT and non-IT systems it uses directly in its operations that could be affected by Y2K issues. Of these identified systems, the Company has assessed the Y2K readiness of 95% of the systems, with 10% having been found to have Y2K compliance problems. All identified compliance problems can be remedied without the expenditure of any material sums. In addition, the licensor of the Company's primary financial software has certified that this software is Y2K compliant. Surveys have been received from a substantial number of the Company's principal suppliers, customers and business associates. The
Company's management expects to identify all principal suppliers, customers and business associates with respect to which the Company does not have verification of Y2K compliance before June 30, 1999. The Company will continue to seek Y2K compliance assurances from its principal suppliers, customers and business associates who have not already done so. There can be no guarantee, however, that the systems of other companies on which the Company's operations rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems would not have a material adverse effect on the Company.

     The Company has begun to formulate contingency plans to address Y2K risks. These contingency plans presently consist of identifying suppliers, hydrocarbon purchasers and other business associates that have developed systems that are Y2K compliant. In addition, the Company is working on plans to conduct its operations manually in the event an unexpected Y2K problem would shut down significant systems. There can be no assurance that the Company's contingency plans will be effective to mitigate an anticipated Y2K compliance problem or that the Company has anticipated all Y2K compliance problems that could arise.

     The Company has and will utilize both internal and external resources to complete tasks and perform testing necessary to address the Y2K issue. The Company expects to continue to assess its Y2K risks and develop contingency plans to minimize those risks during the year. To date, the Company has not incurred any significant costs on its Y2K project and estimates a total cost of less than $80,000 related to the assessment and remediation of Year 2000 issues.


      ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

              The Company is exposed to market risk from adverse changes in commodity prices and interest rates as discussed below.

              Commodity Price Risk. The Company produces and sells natural gas and crude oil. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. The Company has made use of derivative financial instruments such as forward swap contracts and collars as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of commodity price fluctuations. The Company used the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments were generally offset by similar changes in the realized prices of the commodities. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations Hedging Transactions".

              The Company uses a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of the Company's derivative instruments. At December 31, 1998, the potential change in the fair value of commodity derivative instruments assuming a 10 percent adverse movement in the underlying commodity price is a $3.3 million decrease in the deferred benefit at December 31, 1998.

              For purposes of calculating the hypothetical change in fair value, the relevant variables are the type of commodity (crude oil or natural gas), the commodities futures prices and volatility of commodity prices. The hypothetical fair value is calculated by multiplying the difference between the hypothetical price and the contractual price by the contractual volumes.

              Interest Rate Risk. Currently, the Company has no open interest rate swap or interest rate lock agreements.

              Therefore, the Company's exposure to changes in interest rates primarily results from its short-term and long-term debt with both fixed and floating interest rates. The following table presents principal amounts (stated in thousands) and related average interest rates by year of maturity for the Company's debt obligations at December 31, 1998:

                                    1999      2000      2001      2002     2003    THEREAFTER      TOTAL    FAIR VALUE
                                    ----      ----      ----      ----     ----    ----------      -----    ----------
Long-term debt, including
 current maturities
    Variable rates - bank          67,250    4,500     2,250         -       -           -        74,000       74,000
    Average interest  rates          7.3%     7.3%      7.3%         -       -           -           7.3%

    Fixed  rates                        -        -         -         -       -     100,000       100,000       57,000
    Average interest  rates          9.5%     9.5%      9.5%      9.5%     9.5%        9.5%          9.5%

If market interest rates average 1% higher or lower in 1999 than in 1998, interest expense would increase (decrease), and loss before income taxes would increase (decrease) by approximately $0.3 million.

                 ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the name, age and position of each director and executive of the Company.


Name                                Age        Position *
Directors:
Terrence N. Fern ......              51        Chairman, Managing Director and Chief Executive Officer
David A. Mortimer .....              54        Director
R. Bruce Corlett ......              54        Director

Executives:

Maynard V. Smith ......              48        Chief Operating Officer
Ross A. Keogh .........              40        Chief Financial Officer
Howard H. Wilson, Jr...              41        Vice President - Operations*
John T. Bellatti                     41        Vice President - Exploration and Chief Geophysicist*
William R. Sack                      37        Vice President - Exploration and Joint Ventures*
James E. Slatten III ...             40        Vice President - Land and Legal*
Geoffrey H. Fulcher                  58        Company Secretary

* Messrs. Fern and Smith provide services to the Company through contractual arrangements between the Company and their respective corporate affiliates. See "Executive and director compensation and interests of management in certain transactions". The titles shown for Messrs. Wilson, Bellatti, Sack and Slatten are positions held with the Company's wholly-owned subsidiary, Petsec Energy Inc. Adrian J Fletcher retired as director and Chairman of the Company on May 14, 1999.

     The following biographies describe the business experience of the directors and executives of the Company and Petsec Energy Inc.

     TERRENCE N. FERN has over 28 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from The University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr Fern is also the Managing Director of Climax Mining Ltd.

     DAVID A. MORTIMER was a senior TNT Limited Group Executive from 1973 and in 1997 retired as its Chairman and Chief Executive. He is a director of Adsteam Marine Limited, Ci Technologies Group Limited (Chairman), F.H. Faulding & Co Limited, Leighton Holdings Limited and Sydney Airports Corporation Limited (Chairman). Mr Mortimerholds a Bachelor of Economics degree from The University of Sydney.

     R. BRUCE CORLETT practised as a solicitor for a short time before moving into the commercial arena where he has been an executive and director of many publicly listed companies. He is currently a director of a number of public companies including, Adsteam Marine Limited, FAI Life Limited, Stockland Trust Group Limited and Tourism Asset Holdings Limited (Chairman). Mr Corlett has degrees in Arts and Law from The University of Sydney and was admitted as a solicitor of the Supreme Court of New South Wales in 1969.


     MAYNARD V. SMITH has served as General Manager - Exploration and Production since 1990 and became Chief Operating Officer in 1999. Mr Smith has over 20 years of oil and gas exploration experience and has served in various technical and executive positions with Gulf Oil Corporation, Tenneco Oil Company, Natomas Oil Company, and Barcoo Petroleum Company in the United States, Australia and Southeast Asia. Mr Smith holds a Bachelor of Science degree in Geology from the California State University at San Diego.

     ROSS A. KEOGH has served as Treasurer of Petsec Energy Inc since 1990 and has 16 years experience in the oil and gas industry. Between 1979 and 1989, Mr Keogh worked in the financial accounting and budgeting divisions of Total Oil Company and as Joint Venture Administrator for Bridge Oil Limited in Australia. During the year Mr Keogh was appointed to the position of Chief Financial Officer of the Company. Mr Keogh holds a Bachelor of Economics degree, with a major in Accounting, from Macquarie University in Sydney.

     HOWARD H. WILSON, JR. has served as Vice President - Operations of Petsec Energy Inc. since 1993. Between 1981 and 1993, Mr Wilson held various technical and managerial positions with Placid Oil Company and Nerco Oil and Gas, Inc. involving onshore and offshore oil and gas fields in Louisiana. Mr Wilson holds a Bachelor of Science degree in Petroleum Engineering from the Louisiana Polytechnic Institute.

     JOHN T. BELLATTI is Vice President - Exploration and Chief Geophysicist of Petsec Energy Inc. He joined Petsec Energy Inc. in January 1996. Mr. Bellatti worked for Shell Oil Co. between 1981 and 1995 in various technical and supervisory positions in the Michigan Basin and the shallow water Gulf of Mexico. He holds a Bachelor of Arts degree in Physics from Hanover College, a Master of Science degree in Geophysics from the Colorado School of Mines and a Master of Business Administration in Finance from the University of Houston.

     WILLIAM R. SACK is Vice President - Exploration and Joint Ventures of Petsec Energy Inc. Mr. Sack joined Petsec Energy Inc in January 1996. Between 1988 and 1996 Mr. Sack held various technical and supervisory positions with Shell Offshore Inc., involving exploration, development and business activities. Mr. Sack holds a Bachelor of Science degree in Earth Science and Physics from St. Cloud State University (MN), a Master of Science degree in Geology from Michigan State University, and a Master's degree in Business Administration from Tulane University.

     JAMES E SLATTEN III is Vice President - Land and Legal of Petsec Energy Inc. He has over 15 years experience in corporate and energy law. Prior to joining Petsec Energy Inc he was a partner in the Louisiana law firm of Gordon, Arata, McCollam & Duplantis. Mr Slatten holds a Bachelors of Arts degree in political science and economics from the University of Southwestern Louisiana and post-graduate degrees in law (J.D.) and business management (M.H.A.) from Tulane University.

     GEOFFREY H FULCHER has had over 30 years experience in the petroleum and mining industries in field and management positions, with over 15 of those years as a Corporate Secretary.

   ITEMS 11, 12 AND 13 COMPENSATION OF DIRECTORS AND OFFICERS; OPTIONS; AND
                INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

EXECUTIVE AND DIRECTOR COMPENSATION AND INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The total compensation received by the directors of the Company for their services as directors for fiscal 1998 was $109,000. The total compensation received by the six highest compensated executive officers of the Company and its controlled and related companies for fiscal 1998 was $926,000. In addition, a Company associated with Mr. Fern provided management services to the Company at a cost of $437,000. Also a Company associated with Mr. Smith provided management and geological services to the Company at a cost of $224,000 and a Company associated with Mr. Fletcher provided management consulting services to the Company at a cost of $25,000 (Mr Fletcher resigned as a director and Chairman of the Company on May 14, 1999). Three executives, Messrs Gannaway, Kallenberger and Smith, (Messrs Gannaway and Kallenberger resigned during 1998) also own overriding royalty interests on certain leases held by the Company, which were granted prior to July 1994 as incentives. The granting of overriding royalty interests as an incentive was replaced subsequent to July 1994 by grants under Company's share and option plans.

         The Company has entered into employment agreements with certain management and technical personnel. These agreements generally have three year terms and expire in June 1999. In July 1996 the Company granted options for Ordinary Shares to key employees pursuant to the Option

Plan in connection with the extension of the terms of these employment agreements. In addition, the Company has entered into agreements with entities controlled by the families of Messrs Fern and Smith for the provision of services.

         Other than pursuant to the Share and Option Plans described below, the Company also has outstanding options for 450,000 Ordinary Shares to a company controlled by Mr Smith's family: these are at an exercise price of A$0.50 per Ordinary Share and expire in May 2004.

         Certain officers and directors of the Company own 2,653,900 ordinary shares of Climax, representing less than 3% of the outstanding capital of Climax. In addition, Mr Fern serves as Managing Director of Climax and Mr Fulcher serves as Company Secretary of Climax.

SHARE AND OPTION PLANS

         The Company maintains an Employee Share Plan (the "Share Plan") and an Employee Share Option Plan (the "Option Plan"). Both plans were approved by the shareholders at the Company's 1994 Annual General Meeting and are administered by a committee (the "Remuneration Committee") appointed by the Board of Directors. The total number of Ordinary Shares issued or subject to option under all share and option plans during any five year period may not exceed 6.5% of the total number of issued Ordinary Shares at the relevant date.

         The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price of the ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of April 23, 1999, all employees and directors of the Company, in the aggregate, owned 1,765,000 Ordinary Shares subject to the terms of this Share Plan. As of April 23, 1999, Mr Fern had a Company loan of A$2,625,000 ($1,775,000) in connection with grants of a total of 1,500,000 Ordinary Shares under the Share Plan and Messrs Mortimer and Corlett each had a Company loan of A$280,000 ($189,000) in connection with grants of 50,000 Ordinary Shares under the Share Plan.

         The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire five years from the date of grant. As of April 23, 1999 all directors and employees of the Company, in the aggregate, held options to purchase an aggregate of 3,130,500 Ordinary Shares pursuant to the Option Plan.

                                    PART II

             ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable

                                   PART III

                   ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

Not applicable - none.


                        ITEM 16 - CHANGES IN SECURITIES

Not applicable - none.


                                    PART IV

                        ITEM 17 - FINANCIAL STATEMENTS

Not applicable - see Item 18 below.


                        ITEM 18 - FINANCIAL STATEMENTS

The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-24 of this Form 20-F.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant, Petsec Energy Ltd, certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



By: /s/ Ross A Keogh
Chief Financial Officer
Petsec Energy Ltd



June 10, 1999

                  ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements, including

       * Consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, consolidated statements of comprehensive income (loss), and consolidated statements of cash flows for the year ended June 30, 1996, the six month period ended December 31, 1996 and each of the years in the two year period ended December 31, 1998.

       *  Independent Auditors' Report

(b)    Exhibits

       *  Consent of KPMG
       *  Consent of Ryder Scott Company

                            [PETSEC ENERGY LTD LOGO]


                         US DOLLAR FINANCIAL STATEMENTS
                         UNDER US GENERALLY ACCEPTED
                         ACCOUNTING PRINCIPLES

                         DECEMBER 31, 1998

Note: Further information relating
to the operations of the Company
is available through either of the
following:

1. The Company's home page at
http://www.petsec.com

2. By contacting
The Chief Financial Officer
Petsec Energy Ltd
143 Ridgeway Drive
Lafayette LA 70503 3402
(318) 989 1942

--------------------------------------------------------------------------------
Consolidated Balance Sheets                                     2
--------------------------------------------------------------------------------
Consolidated Statements of Operations                           3
--------------------------------------------------------------------------------
Consolidated Statements of Comprehensive
Income (Loss)                                                   4
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                           5
--------------------------------------------------------------------------------
Notes to the Consolidated Financial
Statements                                                      6
--------------------------------------------------------------------------------
Independent Auditors' Report                                   24
--------------------------------------------------------------------------------

CONSOLIDATED
BALANCE SHEETS                                Petsec Energy Ltd and subsidiaries


                                                                   December 31,   December 31,
(US dollars, in thousands)                                             1997           1998
--------------------------------------------------------------------------------------------
BALANCE SHEETS

Current assets
      Cash                                                          $  19,171      $  13,488
      Accounts receivable                                              13,978          8,279
      Other receivables                                                   156          4,718
      Prepayments                                                         391            322
      Deferred tax assets (note 2)                                      1,446          1,399
      Assets held for sale                                                 --         68,300
      Inventory - crude oil                                                43             45
      Trading securities                                                  196             75
                                                                    ---------      ---------
        Total current assets                                           35,381         96,626
                                                                    ---------      ---------
Non-current assets
      Proved oil and gas properties                                   227,049        156,265
      Unproved oil and gas properties                                  20,759         31,984
      Production facilities                                            66,956         43,321
      Other                                                             1,527          1,970
      Less accumulated depletion, depreciation and amortization      (106,977)      (133,738)
                                                                    ---------      ---------
        Net oil and gas properties                                    209,314         99,802
                                                                    ---------      ---------
      Investment securities                                                 6              1
      Note issue costs (note 5)                                         3,000          2,682
      Property, plant and equipment - Australia (note 6)                  261            102
                                                                    ---------      ---------
        Total assets                                                $ 247,962      $ 199,213
                                                                    =========      =========
Current liabilities
      Accounts payable and accrued liabilities (note 7)             $  27,969      $  13,549
      Credit facility (note 9)                                             --         67,250
                                                                    ---------      ---------
        Total current liabilities                                      27,969         80,799
                                                                    ---------      ---------
Long-term liabilities
      Long-term debt less current maturities (note 9)                  99,630        106,406
      Deferred tax liabilities (note 2)                                15,612          4,757
      Other accrued liabilities (note 8)                                3,596          2,896
                                                                    ---------      ---------
        Total long-term liabilities                                   118,838        114,059
                                                                    ---------      ---------
Shareholders' equity
      Share capital (notes 10 and 11)                                  16,491        122,697
      Additional paid-in capital (note 11)                            105,269             --
      Subscriptions receivable (note 11)                               (2,406)        (2,637)
      Accumulated other comprehensive loss (notes 4 and 11)            (3,468)        (4,469)
      Retained deficit                                                (14,731)      (111,236)
                                                                    ---------      ---------
        Total shareholders' equity                                    101,155          4,355
                                                                    ---------      ---------
        Total liabilities and shareholders' equity                  $ 247,962      $ 199,213
                                                                    =========      =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF OPERATIONS                                 Petsec Energy Ltd and subsidiaries


                                                            Twelve months ended  Six months ended       Twelve months ended
                                                                 June 30,          December 31,     December 31,     December 31,
(US dollars, in thousands)                                         1996                1996            1997              1998
--------------------------------------------------------------------------------------------------------------------------------
Oil and gas sales (net of royalties)                             $  51,150         $  37,521         $ 125,139         $  92,017
                                                                 ---------         ---------         ---------         ---------
Operating expenses
      Lease operating expenses                                       6,892             3,279            11,527            14,989
      Depletion, depreciation and amortization                      21,098            15,368            63,903            57,672
      Exploration expenditure                                        2,175             5,249             7,328             7,427
      Dry hole and abandonment costs                                 1,145                --            10,454            27,503
      Impairment expense                                                --                --                --            72,916
      General, administrative and other expenses                     7,001             3,339             9,001            10,777
      Stock compensation expense                                     1,749               677             1,461               937
                                                                 ---------         ---------         ---------         ---------
      Total operating expenses                                      40,060            27,912           103,674           192,221
                                                                 ---------         ---------         ---------         ---------
      Income (loss) from operations                                 11,090             9,609            21,465          (100,204)
Other income (loss)                                                    223                --               132               (86)
Profit on sale of assets                                               257             7,208                31                68
Interest expense                                                    (3,687)           (1,472)           (6,022)           (9,044)
Interest income                                                        485               822             1,685             1,214
Equity in income (loss) of affiliates                                  282            (1,326)           (1,595)               --
                                                                 ---------         ---------         ---------         ---------
      Income (loss) before tax                                       8,650            14,841            15,696          (108,052)
Income tax benefit (expense) (note 2)                                 (895)           (3,888)           (5,416)           11,547
                                                                 ---------         ---------         ---------         ---------
      Net income (loss)                                          $   7,755         $  10,953         $  10,280         $ (96,505)
                                                                 =========         =========         =========         =========
Earnings (loss) per share (US dollars)
Basic and diluted earnings (loss) per ordinary share             $    0.09         $    0.10         $    0.10         $   (0.90)
Basic and diluted earnings (loss) per American Depositary
      Receipt (based on the ratio of five ordinary shares
      to one American Depositary Receipt)                        $    0.45         $    0.52         $    0.48         $   (4.48)

The Company issued its first American Depositary Receipts in July 1996 and the net earnings per ADR is for comparative purposes only.

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)                   Petsec Energy Ltd and subsidiaries

                                                            Twelve months ended  Six months ended       Twelve months ended
                                                                 June 30,          December 31,     December 31,     December 31,
(US dollars, in thousands)                                         1996                1996            1997              1998
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                    $  7,755         $ 10,953        $ 10,280         $(96,505)
                                                                     --------         --------        --------         --------
Foreign currency translation adjustments, net of tax (note 4)             775               61          (3,398)            (999)
Unrealized gains (losses) on investment securities
      arising during the period, net of tax (note 4)                     (983)             500            (457)              (2)
                                                                     --------         --------        --------         --------
Other comprehensive income (loss), net of tax                            (208)             561          (3,855)          (1,001)
                                                                     --------         --------        --------         --------
Comprehensive income (loss)                                          $  7,547         $ 11,514        $  6,425         $(97,506)
                                                                     ========         ========        ========         ========

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS
OF CASH FLOWS                                 Petsec Energy Ltd and subsidiaries


                                                         Twelve months ended  Six months ended       Twelve months ended
                                                              June 30,           December 31,     December 31,    December 31,
(US dollars, in thousands)                                     1996                1996             1997             1998
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                            $  7,755            $ 10,953         $  10,280      $ (96,505)
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
-    (earnings) loss in affiliates                               (282)              1,326             1,595             --
-    distributions received from affiliates                       432                  --                --             --
-    write down of investment                                       9                 (10)               --             --
-    depletion, depreciation and amortization                  21,098              15,368            63,903         57,672
-    dry holes and abandonments                                 1,145                  --            10,454         27,503
-    impairments                                                   --                  --                --         72,916
-    loss (gain) on sale of assets                               (257)             (7,208)              (31)           (68)
-    taxation payable                                             194                 118                (9)            67
-    deferred tax                                                 701               3,770             5,425        (10,808)
-    translation (gains) losses                                   101                (381)               --             --
-    employee stock compensation                                1,749                 677             1,461            937
-    interest income on subscriptions receivable                 (196)               (103)             (190)          (242)
-    amortization of borrowing costs and discount on notes         --                  --               190            343
Changes in operating assets and liabilities:
-    accounts receivable                                       (4,921)             (4,382)           (2,124)         5,699
-    other current assets                                        (947)              1,436              (404)        (4,374)
-    accounts payable and accrued liabilities                  11,754               4,640                --          2,614
-    other accrued liabilities                                    266                 250               256           (698)
                                                             --------            --------         ---------      ---------
        Net cash provided by operating activities              38,601              26,454            90,806         55,056
                                                             --------            --------         ---------      ---------
Investing activities
     Additions to oil and gas properties                      (75,467)            (48,419)         (145,850)      (134,869)
     Additions to other assets                                     --                 (32)               --             --
     Proceeds of asset disposals                                  244                  20                60            119
     Proceeds of investment sales                               3,651              13,703                --             --
     Investment in affiliates                                  (1,488)                 --                --             --
     Restricted deposit                                        (1,501)              1,501                --             --
     Repayment from affiliate                                   1,333                  --                --             --
                                                             --------            --------         ---------      ---------
        Net cash used in investing activities                 (73,228)            (33,227)         (145,790)      (134,750)
                                                             --------            --------         ---------      ---------
Financing activities
     Proceeds from note issue - unsecured                          --                  --            96,446             --
     Proceeds from borrowings - secured loans                  28,650               7,000            21,000         74,000
     Repayments of borrowings - secured loans                  (8,770)            (22,000)          (58,000)            --
     Issuance of ordinary shares                               17,635              71,944             1,542             --
     Buy-back of ordinary shares                                   --             (41,184)               --             --
     Repayment of Employee Share Plan loan                        219                  --               524             11
                                                             --------            --------         ---------      ---------
        Net cash provided by financing activities              37,734              15,760            61,512         74,011
                                                             --------            --------         ---------      ---------
Effect of exchange rate changes on cash                            41                  --               115             --
                                                             --------            --------         ---------      ---------
Increase (decrease) in cash                                     3,148               8,987             6,643         (5,683)
Cash at the beginning of the period                               393               3,541            12,528         19,171
                                                             --------            --------         ---------      ---------
Cash at the end of the period                                $  3,541            $ 12,528         $  19,171      $  13,488
                                                             ========            ========         =========      =========

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS                                          December 31, 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Description of business

Petsec Energy Ltd (the "Company") is an independent exploration, development and production company operating in the shallow waters of the Gulf of Mexico, primarily offshore Louisiana and Texas. The primary business of the Company is exploration, development and production of oil and gas; therefore, the Company is directly affected by fluctuating economic conditions in the oil and gas industry.

(b) Basis of preparation

The financial statements have been prepared in accordance with US GAAP, with the US dollar, as the reporting currency.

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (the "Group"). All significant intercompany balances and transactions have been eliminated on consolidation.

(d) Oil and gas properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, and geological and geophysical costs are expensed as incurred.

Unproved oil and gas properties are periodically assessed on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Capitalized costs of producing oil and gas properties are depreciated and depleted by the units-of-production method.

The Company assesses the impairment of capitalized costs of proved oil and gas properties on a field-by-field basis, utilizing its current estimate of future revenues and operating expenses. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion, depreciation and amortization are eliminated from the property accounts,and the resultant gain or loss is recognized.

(e) Provision for dismantlement

The estimated costs of dismantling and abandoning offshore oil and gas properties are provided currently using the units of production method. Such provision is included in depletion, depreciation and amortization in the accompanying statement of operations.

(f) Capitalized interest

The Company capitalized interest of $0.9 million and $3.5 million in 1997 and 1998, respectively, which is included in oil and gas properties.

(g) Depreciation - other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

                                                Method             Estimated
                                                                   useful life
Furniture and fittings                      Straight line               7
Office machines and equipment               Straight line               7
Motor vehicles                              Straight line               4
Leasehold improvements                      Straight line               5

(h) Investments, marketable equity securities held for trading and assets held for sale

    i) Investments, including marketable equity securities held for trading

Investment securities consist of investments in common stock and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. All investment securities are defined as either trading securities or available-for-sale securities.

Management determines the appropriate classification of its investments in investment securities at the time of purchase and reevaluates such determination at each balance date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive loss. Dividends received on investment securities are recognized in earnings when received.

    ii) Assets held for sale

The assets held for sale consist of capitalized exploration costs in relation to oil and gas leases, exploration and development activities. These assets represent a 50% working interest in all but one of the operating leases held by the Group and were disposed of for cash effective January 1999. See item (j) below.

(i) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost method.

(j) Impairments

The non-cash impairment charge of $72.9 million was recorded in accordance with SFAS No. 121, which requires that long-lived assets held and used by the Group be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The continued low prices received for the sales of oil and natural gas along with the sale of certain assets (see note 15) are such events. As a result of these events, after related income tax benefits, this write down increased net loss by $69 million. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future discounted net cash flows for such assets, and the proceeds from the sale of certain assets sold in February 1999. The Group has exposure to future impairments if oil and gas prices deteriorate from December 1998 levels, which could have a material adverse effect on financial condition, results of operations and liquidity in the near term.

(k) Revenue recognition

Sales are brought to account when product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

(l) Hedging activities

The Group uses derivative commodity instruments to manage commodity price risks associated with future crude oil and natural gas production but does not use them for speculative purposes. The Group's commodity price hedging program utilizes swap contracts and collars. To qualify as a hedge, these contracts must correlate to anticipated future production such that the Group's exposure to the effects of commodity price changes is reduced. The gains and losses related to these hedging transactions are recognized as adjustments to the revenue recorded for the related production. The Group uses the accrual method of accounting for derivative commodity instruments. At inception, any contract premiums paid are recorded as prepaid expenses and, upon settlement of the hedged production month, are included with the gains and losses on the contracts in oil and gas revenues.

(m) Employee entitlements

The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees' services provided up to balance date. The provision has been calculated based on current wage and salary rates and includes related on-costs. Employer contributions to superannuation funds are charged against earnings. Further information is set out in Note 12.

(n) Income taxes

The Group accounts for income taxes following the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that incudes the enactment date.

(o) Foreign currency translation

Foreign currency transactions are translated at the rates of exchange ruling at the date of the transactions. Amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account in earnings as exchange gains or losses in the financial period in which the exchange rates change.

The balance sheets of the Company and its Australian subsidiaries are translated at the rates of exchange ruling at balance date. The statements of operations are translated at a weighted average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and forms part of the accumulated other comprehensive loss. The income tax effect of exchange differences in respect of US dollar balances held by the Company and certain subsidiaries has been taken to the foreign currency translation reserve on consolidation.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS                          Petsec Energy Ltd and subsidiaries
--------------------------------------------------------------------------------
CONTINUED
--------------------------------------------------------------------------------

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

--------------------------------------------------------------------------------
                       Twelve months  Six months         Twelve months
                          ended        ended                ended
                         June 30,    December 31,         December 31,
                          1996          1996          1997          1998
--------------------------------------------------------------------------------
Weighted average
exchange rate            0.7619        0.7918        0.7325        0.6302

Exchange rate at
period end               0.7839        0.7962        0.6514        0.6117
--------------------------------------------------------------------------------

(p) Note issue costs

Costs associated with the note issue (see note 9(a)) have been capitalized and are amortized over the period to maturity.

(q) Comprehensive income (loss)

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in the year ended December 31, 1998. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss) and other items of comprehensive income and is presented in the consolidated statements of comprehensive income (loss). Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

(r) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(s) Change of year end

The Company changed its year end from June 30 to December 31 at December 31,
1996.

(t) Stock compensation

The Company has an Employee Option Plan and issues options to employees and certain consultants of the Company to purchase stock in the Company.

The Company recognizes stock compensation expense in respect to the options granted to the Company's employees and certain consultants. Prior to 1996, the Company accounted for its expense related to the stock option plan in accordance with the provision of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", under which it recognizes as expense over the vesting period the fair value of all stock-based awards on the date of grant. The amount is recorded as an increase to share capital. All shares and options granted before June 30, 1996 will continue to be accounted for under APB Opinion No. 25 which treats the shares and options granted which do not vest (or become unrestricted) until the Company's shares have appreciated to a specified level as a variable plan.

The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 1996 were 2.1 to 3.5 years (weighted average 3.0 years); 30%; 0; and 7.1% to 8.4% per annum (weighted average 8% per annum), respectively; 1.5 to 2.5 years (weighted average 2.1 years); 30%,; 0; and 5.8% to 6.5% per annum (weighted average 6.1% per annum), respectively, in 1997, and 2.4 to 4.5 years (weighted average 3.4 years); 37%; 0 and 5.3% respectively, in 1998.

(u) Investment in affiliated company

The investment in an affiliated company consists of 44% of the common stock of Climax Mining Ltd ("Climax"), an Australian minerals exploration company. This investment is accounted for by the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Group's equity in undistributed earnings or losses since acquisition. This investment had a carrying value of nil at December 31, 1998 and December 31, 1997, due to the effect of equity accounted losses (quoted market values $5,968,000 and $11,439,000, respectively). Refer to note 18 for selected consolidated financial data under US GAAP for Climax Mining Ltd.

(v) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

                                                      Twelve months ended  Six months ended       Twelve months ended
                                                           June 30,           December 31,     December 31,    December 31,
(US dollars, in thousands)                                  1996                1996             1997             1998
----------------------------------------------------------------------------------------------------------------------------------
2.  INCOME TAXES

Income (loss) before income taxes for the year ended June 30, 1996, the six month period ended December 31, 1996 and the years ended December 31, 1997 and 1998 was taxed under the following jurisdictions:

      Australia                                          $ (1,781)           $  5,265           $ (3,850)       $  (2,457)
      US                                                   10,431               9,576             19,546         (105,595)
                                                         --------            --------           --------        ---------
                                                         $  8,650            $ 14,841           $ 15,696        $(108,052)
                                                         ========            ========           ========        =========
Income tax expense (benefit) is presented below:

      Current:
      Australia                                          $    493            $    307           $    136        $     262
                                                         --------            --------           --------        ---------
      Deferred:
      Australia                                          $ (3,169)           $    468           $ (1,301)       $     153
      US                                                    3,571               3,113              6,581          (11,963)
                                                         --------            --------           --------        ---------
                                                              402               3,581              5,280          (11,810)
                                                         --------            --------           --------        ---------
      Income tax expense (benefit)                       $    895            $  3,888           $  5,416        $ (11,547)
                                                         ========            ========           ========        =========

Income tax expense (benefit) differed from the amounts computed by applying an income tax rate of 36% (the statutory rate in effect in Australia) to income before income taxes as a result of the following:

Computed "expected" tax expense (benefit)                $  3,114            $  5,343           $  5,651        $ (38,899)

Increase (reduction) in income taxes resulting from:
      Items not deductible for tax                            543                 244                573            1,005
      Change in the balance of the valuation allowance
           for deferred tax assets                         (2,504)             (1,373)              (625)          25,600
      Other                                                  (258)               (326)              (183)             747
                                                         --------            --------           --------        ---------
                                                         $    895            $  3,888           $  5,416        $ (11,547)
                                                         ========            ========           ========        =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below.

Deferred tax assets:

Financial provisions not currently deductible for tax purposes                                  $  1,612        $   1,741
Net operating loss carry forward                                                                  21,181           35,525

Investments in affiliated company due to equity share of
      losses of affiliated company                                                                 1,062             997
                                                                                                --------        ---------
                                                                                                  23,855          38,263
Less valuation allowance                                                                              --         (25,600)
                                                                                                --------        ---------
Total deferred tax assets                                                                       $ 23,855        $ 12,663
                                                                                                --------        ---------
Deferred tax liabilities:
Difference in depreciation and depletion of property, plant
      and equipment and exploration expenditures                                                 (34,763)        (11,837)

Net unrealized foreign exchange gains transferred to the
      foreign currency translation reserve                                                        (3,258)         (4,184)
                                                                                                --------        --------
Total deferred tax liabilities                                                                  $(38,021)       $(16,021)
                                                                                                --------        ---------
Net deferred tax liability                                                                       (14,166)         (3,358)
                                                                                                --------        ---------

The net change in the valuation allowance for the year ended December 31, 1998 was an increase of $25.6 million. This change was made to provide for uncertainties surrounding the realization of net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The remaining balance of deferred tax assets are expected to be realized through the reversal of taxable temporary differences.

At December 31, 1998, the Company has net operating loss carryforwards for United States federal and state income tax purposes of $98.7 million which are available to offset future taxable income, if any, from 2005 through 2018.

3. EARNINGS PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares. When the Group reports a net loss,basic and diluted net loss per share are the same.

                                                          Twelve months ended Six months ended      Twelve months ended
                                                               June 30,         December 31,     December 31,    December 31,
                                                                1996               1996            1997               1998
                                                                                      (in thousands)
                                                          --------------------------------------------------------------------------
Weighted average number of ordinary shares used in the
      calculation of the basic earnings per share               86,297          104,977         107,320           107,601

Weighted average number of ordinary shares used in the
      calculation of the diluted earnings per share             87,167          105,956         107,851           107,601

The difference between the weighted average number of ordinary shares used for basic and diluted arises due to the dilutive effect of unexercised options and is measured utilizing the treasury stock method. There is no difference between the basic and diluted weighted average number of ordinary shares in the 1998 year as the exercise price of the options is above the average market price and the Group reported a net loss for the period, thus any consideration of stock options would be anti-dilutive.

4. OTHER COMPREHENSIVE INCOME

                                                                    Twelve months ended Six months ended      Twelve months ended
                                                                         June 30,        December 31,     December 31,  December 31,
                                                                         1996               1996            1997           1998
                                                                                        (US dollars, in thousands)
                                                                    ----------------------------------------------------------------
Foreign currency translation adjustments - Australian operations
      (no tax effect)                                                    $  2,807         $  1,463         $ (9,944)     $   540
                                                                         ========         ========         ========      =======
Foreign currency translation adjustments - assets held in foreign
      currency                                                           $ (3,175)        $ (2,191)        $ 10,228      $(2,405)
Income tax effect                                                           1,143              789           (3,682)         866
                                                                         --------         --------         --------      -------
                                                                           (2,032)          (1,402)           6,645       (1,539)
                                                                         --------         --------         --------      -------
                                                                         $    775         $     61         $ (3,398)     $  (999)
                                                                         ========         ========         ========      =======
Unrealized gains (losses) on investment securities
      arising during the period                                          $ (1,536)        $    781         $   (714)     $    (3)
Income tax effect                                                             553             (281)             257            1
                                                                         --------         --------         --------      -------
                                                                         $   (983)        $    500         $   (457)     $    (2)
                                                                         ========         ========         ========      =======

                                                     December 31, December 31,
(US dollars, in thousands)                              1997         1998
-----------------------------------------------------------------------------
5. NOTE ISSUE COSTS

   Note issue costs:
   - at cost                                            $ 3,171      $ 3,171
   - accumulated amortization                              (171)        (489)
                                                        -------      -------
     Net note issue costs (see Note 1(q))               $ 3,000      $ 2,682
                                                        =======      =======

6. PROPERTY, PLANT AND EQUIPMENT - AUSTRALIA

   - at cost                                            $   455      $   314
   - accumulated depreciation                              (194)        (212)
                                                        -------      -------
                                                        $   261      $   102
                                                        =======      =======

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Current
   Trade creditors                                      $15,268      $ 8,130
   Interest payable                                         393          893
   Sundry creditors and accruals                          2,200        3,698
   Accruals - lease operating expenses                      400          650
   Accruals - capitalised costs of oil and gas
    properties                                            9,708          111
   Provision for income tax                                  --           67
                                                        -------      -------
      Total current creditors and accruals              $27,969      $13,549
                                                        =======      =======

8. OTHER ACCRUED LIABILITIES

   Employee entitlements provision                      $   307          408
   Provision for dismantlement                            3,289        2,488
                                                        -------      -------
                                                        $ 3,596      $ 2,896
                                                        =======      =======

9. FINANCING ARRANGEMENTS AND FINANCIAL INSTRUMENTS DISCLOSURES

(a) Financing arrangements

The Group has US dollar debt relating to its US oil and gas operations.

Petsec Energy Inc., a wholly-owned subsidiary, issued during 1997 $100 million of senior subordinated notes with a semi-annual coupon of 9.5%per annum and a ten year maturity. These notes were issued at a discount with an annual yield to maturity of 9.56% and mature on June 15, 2007. The notes are unsecured and subordinated to senior debt of the subsidiary, including its bank debt. The notes were issued pursuant to an indenture which contains certain restrictive covenants on Petsec Energy Inc. A portion of the proceeds was used to repay the then outstanding balance on the bank credit facility.

Petsec Energy Inc. also has a reserve-based revolving credit facility of $75 million with a syndicate of banks under which the borrowing base at December 31, 1998 was $75 million. At December 31, 1998 there were $74 million in borrowings and $1.0 million in letters of credit and guarantees outstanding under the facility. The facility is a two year revolving credit facility followed by a two year term loan with equal quarterly amortization payments and a final maturity of April 2001. The facility is secured by the producing properties and assets of Petsec Energy Inc. The agreement contains certain restrictive financial covenants on Petsec Energy Inc. Petsec Energy Inc. is currently in compliance with the covenants. In February 1999, the borrowing base was reduced to $10 million as a result of the sale of certain assets more fully described in Note
15. Concurrent with the sale of assets, the Company repaid $65 million of the facility, which is classified as current in the accompanying balance sheet.

A summary of the maturities of long-term debt of the Group is as follows:

                                                 December 31,      December 31,
                                                     1997             1998
                                                  (US dollars, in thousands)
                                                 ------------------------------
Due within:
      First year (current)                         $     --          $ 67,250
      Second year                                        --             4,500
      Third year                                         --             2,250
      Fourth year                                        --                --
      Thereafter                                   $100,000          $100,000

(b) Interest rate risk exposures

Details of interest relating to the senior subordinated notes are shown in Note 9(a).

The interest rate on the borrowings under the revolving credit facility detailed in Note 9(a) is LIBOR plus a margin of 1.25% to 1.75% per annum depending upon the balance drawn. There is also a fee of 0.30% to 0.375% per annum on the unused portion of the borrowing base. The weighted average interest rate for the twelve months ended December 31, 1998 was 7.3%, (1997: nil).

At December 31, 1998, the weighted average interest rate for cash deposits was 4.375% per annum (1997: 5.8%). The other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

(c) Foreign exchange exposures

Nearly all of the Group's operations are in the United States and its sales, operating costs and capital expenditure are denominated predominantly in USdollars. It holds substantially all its liquid funds in US dollars and its borrowings are denominated in US dollars. Fluctuations in the Australian dollar /US dollar exchange rate are expected to have only a small effect on the underlying performance of the Group, as measured in US dollars. The Group's policy is not to hedge the Australian dollar/US dollar exchange rate risk of its investment in the United States.

(d) Commodity price exposures

The income of the Group is affected by changes in natural gas and crude oil prices, and various financial transactions have been entered into (swap contracts and collar contracts involving NYMEX commodity prices for natural gas and crude oil) to reduce the effect of these changes. The Group has proved reserves of these commodities sufficient to cover all these transactions and it only enters into, holds or issues such derivatives to match underlying physical production and reserves.

Swaps

In a swap agreement the Group receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the Group will pay the difference to the counterparty.

At December 31, 1998, the Group had the following outstanding contracts maturing monthly:

(i) swap agreements for the sale of 14.3 million MMbtu of natural gas at an average price of $2.311 per MMbtu through December 2000; and

(ii) swap agreements for the sale of 517,000 barrels of oil at an average price of $19.70 per barrel through May 2000.

At December 31, 1998, the effect to the Company to terminate these contracts would have been a gain of $3.2 million for oil (1997: $2.5m gain) and a gain of $4.2 million for gas (1997: a loss of $1.6 million), representing the fair value of the contracts at that date.

For the year ended December 31, 1998, hedging activities increased revenues by $7.7 million, (year ended June 30, 1996: reduction of $4.2 million, six months ended December 31, 1996: reduction of $3.6 million, year ended December 31, 1997: reduction of $4.4 million).

Collars

A collar agreement is similar to a swap except that the Group receives from the counterparty the difference between the floor price and NYMEX settlement price if the settlement price is below the floor. The Group pays to the counterparty the difference between the ceiling price and the NYMEX settlement price if the settlement price is above the ceiling.

At December 31, 1998, the Group had no collar agreements outstanding.

The termination values for both swap and collar agreements will vary with movements in prices until the contracts mature.

(e) Credit risk exposures

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

On-balance sheet financial assets:

The credit risk on financial assets, excluding investments, of the Group which have been recognized on the balance sheet is the carrying amount, net of any provision for doubtful debts.

Customers which account for 10% or more of sales revenue:

                                          Twelve months ended    Six months ended      Twelve months ended
                                               June 30,            December 31,      December 31,  December 31,
                                                1996                  1996              1997          1998
                                          ---------------------------------------------------------------------
Vision Resources, Inc.                           55%                  62%               46%           30%
Aquila Energy Marketing Corporation              33%                   *                 *             *
PG&E Energy Trading Corporation                 --                   --                16%            *
Duke Energy Trading and Marketing, L.L.C         10%                  24%               22%           19%
Natural Gas Clearinghouse                         *                   10%               12%           --
Columbia Energy Services                         --                   --                 *            36%

                                              (* = less than 10%)

Based upon the current demand for oil and gas, the Group does not believe the loss of any current purchasers would have a material adverse effect on the Group. The Group continually evaluates the financial strength of its customers but does not require collateral to support trade receivables.

Off-balance sheet financial instruments:

The credit risk on off-balance sheet derivative contracts is considered minimal as counterparties are recognized financial intermediaries such as banks or commodity trading houses with acceptable credit ratings determined by a recognized rating agency. Letters of credit of $750,000 (1997: $4,500,000) have been issued to support the Group's commodity hedging program in the event that commodity prices are above the contracted amounts upon settlement.

(f) Fair values of financial assets and liabilities

The carrying values of cash, accounts receivable and accounts payable are estimated to approximate fair value because of their short maturity.

The fair values of investment securities and commodity price contracts are set out on the balance sheet and in note 9(d), respectively. For these financial instruments, fair value estimates are made at a specific point in time based on relevant market quotes on the financial instrument. These quotes do not consider the level of market trading and therefore the amounts actually received should all investment securities be sold may differ from the quoted market prices.

At December 31, 1998 the net fair value of the $100 million senior subordinated notes was $57 million (1997: $102.6 million) based on quoted market prices of the notes.

10. SHARE CAPITAL

                                                                         December 31,    December 31,
                                                                            1997            1998
                                                                          (US dollars, in thousands)
                                                                         ----------------------------

Issued capital
      107,601,041 ordinary shares (1997: 107,601,041 shares of
      20 Australian cents par value), fully paid                          $  16,491      $ 122,697

Abolition of par value shares

The Australian Company Law Review Act 1998 (the "Act") came into effect on July 1, 1998. The Act abolished par value shares, and any amount standing to the credit of additional paid-in capital became part of the Company's share capital on July 1, 1998. As a result, the balance of additional paid-in capital amounting to $106,206,000 was transferred to the share capital account on July 1, 1998, increasing the share capital to $122,697,000. From July 1, 1998, share capital does not have a par value.

At its general meeting on November 29, 1994, the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by a committee appointed by the Board. The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the Group. Such shares are restricted over a period designated by the committee. In addition, these shares are restricted unless the market price of the Company's shares is greater than or equal to an amount established by the committee. The purchases of the shares are financed by interest free loans from the Company to the employees and directors.

The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the Group. The exercise prices of the options are the ruling market prices when the options are issued. Such options vest over a period of time as designated by the committee. In addition, the options are unable to be exercised unless the market price of the Company's shares is greater than or equal to an amount established by the committee. The total shares and options issued to employees over a five year period is not to exceed 6.5% of the issued shares in the Company. This was amended from 5% at the Company's general meeting on May 25, 1998. As at December 31, 1998, the number of further shares or options which could be issued within the 6.5% limit was 2,461,568.

At December 31, 1998, there were the following unexercised options to purchase the Company's ordinary shares:

---------------------------------------------------------------------------------------------------
Date of grant                  Expiry date         Number of shares      Exercise price
---------------------------------------------------------------------------------------------------
November 6, 1995               November 6, 2000         69,000           A$2.95 (employee options)
January 3, 1996                January 3, 2001         110,000           A$3.40 (employee options)
July 22, 1996                  July 21, 2001           951,000           A$4.87 (employee options)
July 22, 1996                  July 20,2001            350,000           A$7.00
September 4, 1996              September 3, 2001        25,000           A$5.58 (employee options)
October 25, 1996               October 24, 2001         10,000           A$5.89 (employee options)
January 16, 1998               January 15, 2003         45,000           A$4.11 (employee options)
February 17,1998               February 16, 2003       100,000           A$4.43 (employee options)
                                                     ---------
Total unexercised options                            1,660,000
                                                     =========

Options become exercisable after various dates and share prices of the Company have been reached.

Option plan:

----------------------------------------------------------------------------------------------------
                                   Number       Weighted      Weighted       Number      Weighted
                                     of         average       average     exercisable    average
                                outstanding     exercise     remaining                   exercise
                                  options        price      contractual                    price
                                                                life                     of those
                                                              (years)                   exercisable
----------------------------------------------------------------------------------------------------
As at June 30, 1995             1,640,000        A$1.69         2.3         400,000        A$0.22
Granted                           347,000        A$3.09
Forfeited                          (5,000)       A$2.95
Exercised                        (100,000)       A$2.20
                                ---------
As at June 30, 1996             1,882,000        A$1.75         2.6         640,000        A$0.69
Granted                         2,172,000        A$5.26
Exercised                        (720,000)       A$0.89
                                ---------
As at December 31, 1996         3,334,000        A$4.22         4.0         470,000        A$2.03
Granted                            50,000        A$5.69
Forfeited                        (113,000)       A$4.87
Exercised                        (970,000)       A$2.09
                                ---------
As at December 31, 1997         2,301,000        A$5.12         3.5          82,000        A$2.95
Granted                           230,000        A$4.33
Forfeited                        (871,000)       A$4.92
                                ---------
As at December 31, 1998         1,660,000        A$5.11         2.6              --            --
                                =========


Employee Share Plan:

----------------------------------------------------------------------------------------------------
                                   Number         Weighted     Weighted    Number        Weighted
                                     of           average      average   unrestricted    average
                                outstanding        issue      remaining                   issue
                               shares subject      price     contractual                  price
                                     to                          life                    of those
                               employee loans                  of loan                    vested
                                                               (years)
----------------------------------------------------------------------------------------------------
As at June 30, 1995              2,237,500         A$1.75         4.5              0         N/A
Issued                              35,000         A$3.36
Forfeited                          (27,500)        A$1.75
Transferred to employees          (160,000)        A$1.75
                                 ---------
As at June 30, 1996              2,085,000         A$1.78        3.6       1,200,000       A$1.75
Issued                             200,000         A$5.60
                                 ---------
As at December 31, 1996          2,285,000         A$2.11        3.2       1,200,000       A$1.75
Transferred to employees          (410,000)        A$1.75
                                 ---------
As at December 31, 1997          1,875,000         A$2.19        2.6       1,665,000       A$1.75
                                 ---------
Movements                               --             --
                                 ---------
As at December 31, 1998          1,875,000         A$2.19        1.3              --           --
                                 =========

                                              ----------------------------------------------------------
                                              Twelve months ended  Six months ended  Twelve months ended
                                                    June 30,           December 31,       December 31,     December 31,
                                                     1996                 1996               1997            1998
                                              -------------------------------------------------------------------------
Weighted average grant-date fair value of:

Options granted at market price                     $ 0.58                $ 1.11            $0.91           $0.83

Options granted above market price                      --                $ 0.64               --              --

Employee shares issued at market price              $ 0.71                $ 1.21               --              --

11. SHAREHOLDERS' EQUITY

                                                                Twelve months       Six months           Twelve months ended
                                                                    ended             ended
                                                                   June 30,        December 31,       December 31,      December 31,
(US dollars, in thousands)                                           1996              1996              1997              1998
-----------------------------------------------------------------------------------------------------------------------------------

Issued capital                                                     $  14,899         $  16,344         $  16,491         $ 122,697
Additional paid-in capital                                            31,453           102,421           105,269                --
Accumulated other comprehensive income (loss)                           (174)              387            (3,468)           (4,469)
Retained earnings (deficit)                                            3,375           (25,011)          (14,731)         (111,236)
Subscriptions receivable                                              (2,074)           (2,740)           (2,406)           (2,637)
                                                                   ---------         ---------         ---------         ---------
      Total shareholders' equity                                   $  47,479         $  91,401         $ 101,155         $   4,355
                                                                   =========         =========         =========         =========
Movements during the financial period
Issued capital
      Balance at the beginning of the financial period             $  13,630         $  14,899         $  16,344         $  16,491

      Share placement                                                  1,254             3,145                --                --
      Ordinary shares issued on exercise of options                       15               113               147                --
      Ordinary shares issued under Employee Share Plan                     4                32                --                --
      Shares bought back under Employee Share Plan                        (4)               --                --                --
      Selective share buy back                                            --            (1,845)               --                --

      Transfer balance of additional paid-in capital to share
         capital on July 1, 1998 resulting from amendments to the
         Australian Corporations Law
         abolishing par
         value shares                                                     --                --                --           106,206
                                                                   ---------         ---------         ---------         ---------
      Balance at the end of the financial period                   $  14,899         $  16,344         $  16,491         $ 122,697
                                                                   =========         =========         =========         =========

Additional paid-in capital
      Balance at the beginning of the financial period             $  13,621         $  31,453         $ 102,421         $ 105,269
      Share placement net of issue costs                              16,220            68,128                (8)               --
      Premium on ordinary shares issued on exercise of options           147               391             1,395                --
      Premium on ordinary shares issued under Employee
         Share Plan                                                       85               876                --                --
      Shares bought back under Employee Share Plan                       (33)               --                --                --
      Other                                                             (378)            1,240                --                --
      Additional paid-in capital in respect of stock compensation      1,791               333             1,461               937
      Transfer of balance of additional paid-in capital to share capital on July 1, 1998 resulting from amendments to the
         Australian Corporations Law abolishing par value shares          --                --                --          (106,206)
                                                                   ---------         ---------         ---------         ---------
      Balance at the end of the financial period                   $  31,453         $ 102,421         $ 105,269         $      --
                                                                   =========         =========         =========         =========
Retained earnings (deficit)
      Balance at the beginning of the financial period             $  (4,380)        $   3,375         $ (25,011)        $ (14,731)
      Net income (loss)                                                7,755            10,953            10,280           (96,505)
      Selective share buy back                                            --           (39,339)               --                --
                                                                   ---------         ---------         ---------         ---------
      Balance at the end of the financial period                   $   3,375         $ (25,011)        $ (14,731)        $(111,236)
                                                                   =========         =========         =========         =========

Subscriptions receivable
      Balance at the beginning of the financial period             $  (2,001)        $  (2,074)        $  (2,740)        $  (2,406)
      Changes in Employee Share Plan loans                               165              (564)              524                11
      Discount on Employee Share Plan loans                             (238)             (102)             (190)             (242)
                                                                   ---------         ---------         ---------         ---------
      Balance at the end of the financial period                   $  (2,074)        $  (2,740)        $  (2,406)        $  (2,637)
                                                                   =========         =========         =========         =========

Accumulated other comprehensive income (loss)
      Unrealized gain (loss) on investment securities
         Balance at the beginning of the financial period          $     927         $     (56)        $    444          $     (13)
         Unrealized gains (losses) arising during the period            (983)              500              (457)               (2)
                                                                   ---------         ---------         ---------         ---------
         Balance at the end of the financial period                      (56)              444               (13)              (15)
                                                                   ---------         ---------         ---------         ---------

                                                                   June 30,    December 31,    December 31,       December 31,
(US dollars, in thousands)                                           1996         1996            1997               1998
------------------------------------------------------------------------------------------------------------------------------

  Foreign currency translation reserve
      Balance at the beginning of the financial period                (893)          (118)           (57)             (3,455)
      Current period change                                            775             61         (3,398)               (999)
                                                                   -------         ------       --------           ---------
      Balance at the end of the financial period                      (118)           (57)        (3,455)             (4,454)
                                                                   -------         ------       --------           ---------
      Balance at the end of the financial period                   $  (174)        $  387       $ (3,468)          $  (4,469)
                                                                   =======         ======       ========           =========

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 1998, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $1,042,000 (1997: $10,191,000).

A subsidiary of the Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of any of these lawsuits cannot be predicted with certainty, directors do not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the subsidiary or the Group.

As at December 31, 1998, the total restoration and reclamation costs including platform removals, and monitoring is estimated to be $8,539,000 (1997:
$7,318,000). This estimated expense is recognized progressively over the life of each production facility.

The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under US federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Group.

In addition, a subsidiary has contingent liabilities in respect of its commodity hedging program (see Note 9).

(b) Lease commitments

                                                                   December 31,
                                                                     1998
                                                            (US dollars, in thousands)
                                                            --------------------------

Future operating lease rentals on property:
Due not later than 1 year                                          $    397
Due later than 1 year but not later than 2 years                        237
Due later than 2 years but not later than 3 years                       150
Due later than 3 years but not later than 4 years                       150
Due later than 4 years but not later than 5 years                       150
Due later than 5 years                                                  301
                                                                   --------
                                                                   $  1,385
                                                                   --------


(c) Guarantees

The Company has guaranteed the fulfilment by controlled entities of commitments to provide funds for expenditure in respect of exploration, evaluation and development of projects and investments as and when they fall due. Most of these guarantees are in the process of being released.

(d) Superannuation commitments

The Group contributes to one employer established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries. The Group is under no legal obligation to make up any shortfall in the employer established accumulation fund's assets or to meet payments due to employees. No actuarial assessment has been undertaken and an assessment is not required. The assets of the fund are sufficient to meet all benefits payable in the event of its termination, or the voluntary or compulsory termination of employment of each employee of the Group. During the twelve months ended June 30, 1996, six months ended December 31, 1996 and the two years ended December 31, 1997 and 1998, superannuation contributions were $59,000, $86,000, $179,000 and $220,000, respectively.

13. SEGMENT REPORTING

In the years ended December 31, 1997 and 1998, the Group operated predominantly within the USA in oil and gas exploration and production. All operating revenues are derived in the USA from sales of oil and gas. Virtually all long lived assets are located in the USA and are utilized in oil and gas exploration, development and production.

14. RELATED PARTY DISCLOSURES

(a) Directors

At December 31, 1998 the aggregate amount of loans outstanding to directors was $2,419,000 (December 1997: $2,419,000). These loans were five year interest free loans made under the Company's Employee Share Plan to finance the purchase of the Company's shares. The outstanding loans were to four directors of the Company and to an employee who is a director of a subsidiary.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the Group during the year by this company was $437,000 (1997: $290,000; six months to December 31, 1996: $133,000; twelve months to June 30, 1996: $371,000).

(b) Related entities

Climax Mining Ltd was charged an amount of $347,000 by the Company for the provision of management, financial and office services for the year to December 31, 1998 (1997: $475,000; six months to December 31, 1996: $257,000; twelve months to June 30, 1996: $365,000).

15. EVENTS SUBSEQUENT TO BALANCE DATE

In February 1999, Petsec Energy Inc., a US subsidiary, completed the sale of a 50% working interest in certain of its oil and gas properties to Apache Corporation for cash consideration of $68.3 million. The transaction was effective January 1, 1999. Revenue in 1998 attributed to the 50% working interest that was sold was $41 million.

The effect on the financial statements was that the current asset of $68.3 million listed as "assets held for sale" in the December 31 1998 balance sheet was disposed of for cash. Of the cash received, $65.0 million was used to repay the Revolving credit facility, reducing outstandings under the facility to $9.0 million.

16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                               Twelve months ended  Six months ended      Twelve months ended
                                                                      June 30,        December 31,    December 31,    December 31,
                                                                       1996              1996            1997             1998
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------------------------------

Cash paid during the period for:
Interest                                                               $ 3,746         $ 1,472         $ 6,022        $  8,202
Income taxes                                                               493             307             136             262

Non-cash activities

During fiscal 1996 an affiliate sold shares in which
the Company did not participate. As a result in
recording the Company's ownership percentage of this
sale, the investment balance and additional paid-in
capital decreased by                                                   $  (243)        $    --         $    --        $     --

During the year the increase (decrease) in market value
of investment securities increased (decreased) the investment balance and equity account - accumulated other comprehensive
income (loss)                                                          $    (2)        $   872         $   (89)       $     --

During fiscal 1996 investment securities were disposed of
resulting in a decrease in the investment balance and the equity
account - accumulated other comprehensive income (loss)                $(1,534)        $    --         $    --        $     --

Deferred taxes associated with the movements from the
above-mentioned transactions caused the equity and
deferred taxation balances to change by                                $  (640)        $  (314)        $    --        $     --

17. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS'
    EQUITY FROM AUSTRALIAN GAAP TO US GAAP

The company prepares separate Australian dollar financial statements in conformity with Australian generally accepted accounting principles ("AUS GAAP"), as its primary listing is on the Australian Stock Exchange. The purpose of this note is to reconcile net income (loss) and shareholders' equity, utilizing the US dollar as the reporting currency for both AUS GAAP and US GAAP, and list the principal differences between AUS GAAP and US GAAP.

                                                         Twelve months ended  Six months ended      Twelve months ended
                                                                June 30,        December 31,      December 31,  December 31,
(US dollars, in thousands)                                        1996              1996             1997              1998
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) in accordance with US GAAP                    $   7,755         $  10,953         $  10,280         $ (96,505)
Adjustments for:
      Climax Mining Ltd                                               623             1,326             1,596                --
      Deconsolidation of Climax Mining Ltd                         (5,126)               --                --                --
      Oil and gas exploration expenditure                           1,829             2,418             6,316             2,714
      Oil and gas exploration amortized                              (667)             (214)           (1,378)           (1,609)
      Dry hole costs and impairments                                   --                --                --            (5,010)
      Sale of investment                                               --             2,737                --                --
      Rehabilitation expenses                                        (129)             (114)              (56)               16
      Deferred compensation expense                                   202              (117)             (280)               37
      Stock compensation expense                                    1,749               677             1,461               937
      Interest income on subscriptions receivable                    (196)             (102)             (190)             (242)
      Other                                                            39                --                --                --
      Tax effect of AUS GAAP adjustments                             (833)           (2,665)           (2,345)            5,132
                                                                ---------         ---------         ---------         ---------
Net income (loss) in accordance with Australian GAAP            $   5,246         $  14,899         $  15,404         $ (94,530)
                                                                =========         =========         =========         =========

Shareholders' equity in accordance with US GAAP at
      period end                                                $  47,479         $  91,401         $ 101,155         $   4,355
Adjustments for:
      Equity in Climax Mining Ltd                                   2,356             6,125             5,678             5,166
      Oil and gas exploration expenditure                           7,592            10,011            16,327            14,599
      Oil and gas exploration amortized                              (752)             (966)           (2,344)           (4,468)
      Rehabilitation expenses                                         310               196               140               104
      Deferred compensation expense                                   603               485               205               206
      Additional share capital in respect of employee shares          870               882               882               882
      Subscriptions receivable in respect of employee shares        2,074             3,084             2,406             1,620
      Cumulative effect of AUS GAAP adjustments on foreign
        currency translation reserve                                  213               (20)             (655)               (1)
      Other                                                            --                --                20                23
                                                                ---------         ---------         ---------         ---------
      Cumulative tax effect of AUS GAAP adjustments                (1,614)           (5,528)           (6,410)             (998)
Shareholders' equity excluding minority interests in
                                                                ---------         ---------         ---------         ---------
      accordance with Australian GAAP at period end             $  59,131         $ 105,670         $ 117,404         $  21,488
                                                                =========         =========         =========         =========

PRINCIPAL DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The principal differences between AUS GAAP and US GAAP which are material to the preparation of the consolidated financial statements of the Group are set out below in this note. See note 1 for a description of US GAAP policies related to the discussion below.

EXPLORATION AND DEVELOPMENT EXPENDITURE

Under AUS GAAP, all exploration and development expenditure is capitalized to the extent that it is expected to be recouped through successful exploitation of an area or sale, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and significant activities are continuing.

The main difference from AUS GAAP is that under US GAAP all general, geological and geophysical costs are expensed as incurred. Under both US GAAP and AUS GAAP drilling costs of successful wells are capitalized and drilling costs relating to unsuccessful exploration wells are written off.

CONSOLIDATED ENTITIES

Under AUS GAAP, the Company was required to consolidate Climax Mining Ltd ("Climax") until it ceased to be a "controlled entity" on April 23 1996. AUS GAAP requires an entity to be consolidated when certain tests relating to the substance and the form of control indicate the existence of control by one entity over another. Under US GAAP the investment in Climax, as an affiliate, is accounted for under the equity method of accounting. Until June 1996, the Company also had a 50% beneficial interest in two unit property trusts, which were consolidated under AUS GAAP but equity accounted under US GAAP.

INVESTMENTS IN AFFILIATES

Under AUS GAAP investments in affiliates are initially recorded at cost. Investments in affiliates may be revalued. Income from investments in affiliates is recognized only to the extent of dividends received or receivable from post-acquisition profits of the investee.

TRADING AND INVESTMENT SECURITIES

Under AUS GAAP investment securities held for trading purposes are stated at the lower of aggregate cost and net realizable value. Investment securities are stated at cost or at a directors' valuation.

ASSET REVALUATION

Under AUS GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by an increase in the asset revaluation reserve as a component of shareholders' equity and is not taken through the statement of operations except where a previous revaluation decrement has been recorded for that class of assets through the statement of operations. An impairment or downwards revaluation is taken through the statement of operations except where there is a revaluation reserve for that particular class of assets, in which case the decrement decreases the asset revaluation reserve, to the extent it exists. US GAAP does not permit the upward revaluation of assets.

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES

Under AUS GAAP certain foreign exchange translation gains and losses are capitalized to exploration expenditure while projects are in the exploration phase.

INCOME TAXES

Accounting under AUS GAAP is under the liability method and is equivalent in most major respects to SFAS No. 109, "Accounting for Income Taxes". However for AUS GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. For AUS GAAP, the effect of a change in tax rate is recorded in the period the government approves the budget which in fiscal 1995 preceded the enactment date which occurred in fiscal 1996. Accordingly, the effect of the increase in the Australian tax rate from 33% to 36% is recognized for AUS GAAP purposes in fiscal 1995 and for US GAAP purposes in fiscal 1996.

EMPLOYEE COMPENSATION

Under AUS GAAP employee options issued under the Employee Option Plan do not result in compensation expense. The options are issued at the current market price on the grant date. The options have a vesting period of at least six months and may require the market price of the Company's shares to have appreciated to a certain level ("hurdle price") before the options become exercisable.

Similarly, under AUS GAAP the employee shares issued under the Employee Share Plan do not result in compensation expense. Under the Employee Share Plan shares are issued at the current market price on the issue date. The shares are funded by interest free loans, generally for five years. The shares cannot be sold for a minimum restricted period of at least six months and may require the market price of the Company's shares to have appreciated to a certain level before the shares become unrestricted.

Under AUS GAAP deferred compensation is brought to account when there is an obligation to pay. Under US GAAP deferred compensation is accrued over the period of service to which it relates based on an estimate of final costs.

ADJUSTMENTS TO RESTORATION AND RECLAMATION PROVISIONS

Under both AUS GAAP and US GAAP, restoration and reclamation provisions are accrued on a unit of production basis. Under AUS GAAP, when a revised assessment of the final reclamation costs results in the accrual previously provided being in excess of the amount required, the provision may be reduced in the current year to a cumulative amount based on the revised estimate and consequently a cumulative reduction may be recognized in the statement of operations. Subsequent charges for reclamation provisions are calculated from the reduced provision on the balance sheet. Under US GAAP changes in estimated restoration provisions are accounted for on a prospective basis and affect future provisions.

OTHER

Under AUS GAAP, the Company does not record depreciation expense on buildings held as investment properties.

18. SELECTED CONSOLIDATED FINANCIAL DATA UNDER US GAAP
    FOR CLIMAX MINING LTD AND ITS SUBSIDIARIES


                                                                Twelve months ended    Six months ended     Twelve months ended
                                                                      June 30,           December 31,    December 31,  December 31,
                                                                        1996                1996            1997          1998
(US dollars, in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $   7,866           $     --        $      --        $    631
                                                                    ---------           --------        ---------        --------
Income (loss) from operations before interest and taxation              5,174             35,451           (9,569)         (8,049)
                                                                    ---------           --------        ---------        --------
Net income (loss)                                                   $   1,349           $ 36,638        $  (9,063)       $ (9,276)
                                                                    ---------           --------        ---------        --------

                                                                                                         December 31,  December 31,
                                                                                                            1997          1998
                                                                                                        (US dollars, in thousands)
                                                                                                        -------------------------
Current assets                                                                                          $  17,344        $  4,958
                                                                                                        ---------        --------
Non-current assets
      Investment securities                                                                                 2,073           1,207
      Other non-current assets                                                                             20,831          19,033
                                                                                                        ---------        --------
                                                                                                           22,904          20,240
                                                                                                        ---------        --------
      Total assets                                                                                         40,248          25,198
                                                                                                        ---------        --------
Current liabilities                                                                                         4,495             559
Non-current liabilities                                                                                       373             184
Shareholders' equity                                                                                       35,380          24,455
                                                                                                        ---------        --------
      Total liabilities and shareholders' equity                                                         $ 40,248        $ 25,198
                                                                                                        ---------        --------
Included in shareholders' equity are the following unrealized gains
      (losses) on investment securities, net of tax effect                                               $   (107)       $     --

19. SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of proved and proved developed reserves at June 30, 1996 and December 31, 1996, 1997 and 1998 were based on studies performed by Ryder Scott Company.

No major discovery or other favourable or adverse event subsequent to December 31, 1998 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date. For the purposes of the disclosure below, the effect of the sale of interests in certain oil and gas properties (see note 15) effective January 1, 1999 are reflected as if sold December 31, 1998.

Estimated net quantities of oil and gas reserves

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States) at the end of each of the four fiscal periods in the period ended December 31, 1998, as estimated by Ryder Scott Company. The table excludes estimates of proved reserves for the Company's interest in the EP 129 joint venture in Australia as the effect is immaterial. The Company's share of oil production from the EP 129 joint venture for the twelve month period ended June 30, 1996 was 22 Mbbls. The interest in EP129 was disposed of in the period ended June 30, 1996.

                                                            CRUDE          NATURAL
                                                             OIL            GAS
                                                            (MBbl)         (MMcf)
----------------------------------------------------------------------------------
Proved developed and undeveloped reserves:
June 30, 1995                                               6,881           20,327

      Revisions of previous estimates                         809             (175)
      Extensions, discoveries and other additions           4,185           53,196
      Production                                           (1,658)         (11,468)
                                                           ------           ------
June 30, 1996                                              10,217           61,880

      Revisions of previous estimates                      (1,312)           5,561
      Extensions, discoveries and other additions             558           11,877
      Production                                           (1,145)          (6,027)
                                                           ------           ------
December 31, 1996                                           8,318           73,291

      Revisions of previous estimates                       2,220           12,194
      Extensions, discoveries and other additions           3,181           64,604
      Production                                           (3,078)         (27,940)
                                                           ------           ------
December 31, 1997                                          10,641          122,149

      Revisions of previous estimates                         (66)         (18,985)
      Extensions, discoveries and other additions           1,168            4,738
      Sales of reserves in place*                          (4,053)         (25,700)
      Purchase of reserves in place                            --            1,440
      Production                                           (2,353)         (25,390)
                                                           ------           ------
December 31, 1998                                           5,337           58,252
                                                           ======           ======
Proved developed reserves:
June 30, 1996                                               8,084           31,043
December 31, 1996                                           6,670           43,133
December 31, 1997                                           8,430           88,199
December 31, 1998                                           3,054           26,965

* relates to sale to Apache Corporation of a 50% working interest in certain properties effective January 1, 1999.

                                                               June 30,       December 31,     December 31,     December 31,
(US dollars, in thousands)                                       1996            1996              1997             1998
----------------------------------------------------------------------------------------------------------------------------
Capitalized costs for oil and gas producing activities
  consist of the following:
  Proved properties                                           $ 118,462         $ 169,982        $  294,005        $ 199,586
  Unproved properties                                            10,890             7,276            20,759           31,984
                                                              ---------         ---------        ----------        ---------
    Total capitalized costs                                     129,352           177,258           314,764          231,570
Accumulated depletion, depreciation and amortization            (29,303)          (44,349)         (106,392)        (132,739)
                                                              ---------         ---------        ----------        ---------
    Net capitalized costs                                     $ 100,049         $ 132,909        $  208,372        $  98,831
                                                              ---------         ---------        ----------        ---------

                                                                   Twelve months ended  Six months ended    Twelve months ended
                                                                         June 30,         December 31,    December 31,  December 31,
                                                                           1996               1996           1997           1998
------------------------------------------------------------------------------------------------------------------------------------

Costs incurred for oil and gas property acquisition, exploration and development activities are as follows:
      Lease acquisition                                                  $  7,577        $     44          $  8,437       $  7,836
      Exploration                                                          53,974          46,147           115,523        107,111
      Development                                                          15,345           6,966            31,327         10,301
                                                                         --------        --------          --------       --------
         Total costs incurred                                            $ 76,896        $ 53,157          $155,287       $125,248
                                                                         --------        --------          --------       --------

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 (SFAS No. 69) "Disclosures about Oil and Gas Producing Activities" and based on natural gas and crude oil reserve and production volumes estimated by Ryder Scott Company. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% annual discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

Under the standardized measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for fixed and determinable escalations including hedged prices to the estimated future production of period end proved reserves. As of December 31, 1998 approximately 14.3 million MMbtu of the Company's future gas production and 517,000 barrels of oil were subject to such positions. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carry forwards. Use of a 10% annual discount rate is required by SFAS No. 69.

Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows. For the purpose of this disclosure below, the effect of the sale of interest in ceratin oil and gas properties (see note
15) effective January 1, 1999 are reflected as if sold on December 31, 1998.


                                                            June 30,           December 31,       December 31,         December 31,
                                                              1996                1996               1997                   1998
                                                                                    (US dollars, in thousands)
                                                            ------------------------------------------------------------------------
Future cash inflows                                         $ 369,921           $ 479,220           $ 472,470           $ 183,371
   Future production costs                                    (51,244)            (58,367)           (101,765)            (55,456)
   Future development and abandonment costs                   (55,610)            (47,873)            (53,851)            (44,783)
   Future income tax expense                                  (61,956)           (102,669)            (64,064)                 --
                                                            ---------           ---------           ---------           ---------
Future net cash flows after income taxes                      201,111             270,311             252,790              83,132
10% annual discount for estimated timing of cash flows        (40,569)            (46,930)            (48,676)            (16,079)
                                                            ---------           ---------           ---------           ---------
   Standardized measure of discounted future net cash flows $ 160,542           $ 223,381           $ 204,114           $  67,053
                                                            ---------           ---------           ---------           ---------

                                                                     June 30,      December 31,  December 31,  December 31,
(US dollars, in thousands)                                             1996           1996          1997          1998
--------------------------------------------------------------------------------------------------------------------------
A summary of the changes in the standardized measure of
discounted future net cash flows applicable to proved oil and gas reserves is as follows:

Beginning of the period                                             $  65,136       $ 160,542       $ 223,381     $204,114
                                                                    ---------       ---------       ---------     --------
      Sales and transfers of oil and gas produced, net of
        production costs                                              (44,469)        (34,180)       (113,462)     (77,028)
      Net changes in prices and production costs                       19,569          75,645        (142,243)     (86,433)
      Extensions, discoveries and improved recoveries, net of
        future production and development costs                       161,906          43,031         134,467       13,422
      Net changes due to revision in quantity estimates                 9,697           6,532          40,994      (21,677)
      Development costs incurred during the financial period           14,820           3,728           1,050        2,251
      Sales of reserves in place*                                          --              --              --      (57,164)
      Purchase of reserves in place                                        --              --              --        1,646
      Change in estimated future development costs                    (40,578)         (3,313)         (5,674)       5,499
      Accretion of discount                                            12,423           6,783          32,481       30,749
      Net change in income taxes                                      (37,962)        (35,387)         33,120       51,674
                                                                    ---------       ---------       ---------     --------
      Net increase (decrease)                                          95,406          62,839         (19,267)     137,061)
                                                                    ---------       ---------       ---------     --------
End of the period                                                   $ 160,542       $ 223,381       $ 204,114     $ 67,053

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31,1998 was based on average natural gas prices of approximately $2.04 per mcf and on average liquids of approximately $11.98 per barrel.

* Relates to sale to Apache Corporation of a 50% working interest in certain properties effective January 1, 1999.

PETSEC ENERGY LTD                             Petsec Energy Ltd and subsidiaries


INDEPENDENT AUDITORS' REPORT TO THE BOARD OF
DIRECTORS AND STOCKHOLDERS OF PETSEC ENERGY LTD

We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd (a company incorporated in New South Wales, Australia) and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, consolidated statements of comprehensive income (loss), and consolidated statements of cash flows for the year ended June 30, 1996, the six month period ended December 31, 1996 and each of the years in the two year period ended December 31, 1998, expressed in US dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia, which do not differ in any significant respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petsec Energy Ltd and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and cash flows for the year ended June 30, 1996, the six month period ended December 31, 1996 and each of the years in the two year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.


/s/ KPMG

KPMG

Sydney, Australia
March 31, 1999

                                 EXHIBIT INDEX



23.1              Consent of KPMG
23.2              Consent of Ryder Scott Company