Form 20-F
period 1999-12-31
PETSEC ENERGY LTD
filed 2000-06-30
CIK 1017910

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(Mark One)
[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION
           12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    OR

[ X ]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
           THE SECURITIES EXCHANGE ACT OF 1934
              For the twelve months ended December 31, 1999

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
          OF SECURITIES EXCHANGE ACT OF 1934
   For the transition period from...................to......................

                         Commission file number 0-28608

                               PETSEC ENERGY LTD
             (Exact name of Registrant as specified in its charter)

                           NEW SOUTH WALES, AUSTRALIA
                (Jurisdiction of incorporation or organization)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 1225, AUSTRALIA
                    (Address of principal executive offices)

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

                          107,401,041 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes           No

Indicate by check mark which financial statement item the registrant has elected to follow.

                   Item 17                     Item 18

                               TABLE OF CONTENTS

                                                                                        Page
Introduction.........................................................................     3
Glossary of Certain Industry Terms...................................................   4 - 5


                                     PART I

Item 1.   Description of Business....................................................   6 - 18
Item 2.   Description of Properties..................................................     18
Item 3.   Legal Proceedings..........................................................     19
Item 4.   Control of Registrant......................................................     19
Item 5.   Nature of Trading Market...................................................   20 - 21
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.........   21 - 22
Item 7.   Taxation...................................................................   22 - 23
Item 8.   Selected Financial Data....................................................   23 - 25
Item 9.   Management's Discussion and Analysis of Financial Condition and
            Results of Operations....................................................   25 - 33
Item 9A.  Quantitative and Qualitative Disclosure about Market Risk..................   33 - 34
Item 10.  Directors and Officers of Registrant.......................................   34 - 35
Item 11.  Compensation of Directors and Officers.....................................   36 - 37
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.............   36 - 37
Item 13.  Interest of Management in Certain Transactions.............................   36 - 37


                             PART II

Item 14.  Description of Securities to be Registered.................................     37


                             PART III

Item 15.  Defaults Upon Senior Securities............................................     37
Item 16.  Changes in Securities......................................................     37


                             PART IV

Item 17.  Financial Statements.......................................................     37
Item 18.  Financial Statements.......................................................     37

Signatures...........................................................................     38

Item 19.  Financial Statements.......................................................  F1 - F24

                                     PART I

                                  INTRODUCTION

Unless the context otherwise indicates, references in this Form 20-F to "Petsec" or the "Company" are to Petsec Energy Ltd, an Australian public company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The reference "PEL" is used to refer to Petsec Energy Ltd, the Australian public company, separately from its subsidiaries. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("Australian GAAP"). It also publishes consolidated financial statements in US dollars and under US generally accepted accounting principles ("US GAAP") as set out under Item 18 in this Form 20-F. All financial information in this Form 20-F is based on US GAAP.

As used herein the term "fiscal" prior to a calendar year means the Company's fiscal year ended June 30 of such year until June 30, 1996 and the Company's fiscal years ended December 31, 1997, 1998 and 1999. The Company's fiscal year end changed in 1996 from June 30 to December 31 and this report covers the fiscal years ended December 31, 1997, 1998 and 1999.

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

                                     PART I

                        ITEM 1 - DESCRIPTION OF BUSINESS
GENERAL

           Petsec Energy Ltd is an independent oil and gas exploration and production company operating in the shallow waters of the Gulf of Mexico, U.S.A. It is an Australian public company with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depositary Receipts ("ADRs") traded on the OTC Bulletin Board (symbol: PSJEY.OB). In 1990, the Company incorporated Petsec Energy Inc. ("PEI"), its wholly owned subsidiary, and commenced evaluating oil and gas exploration opportunities in the United States, initially in the Paradox Basin in Colorado, and northern California. The Company also established an office in Lafayette, Louisiana, hired several former employees of Tenneco Oil Company and acquired leases in the Gulf of Mexico, offshore Louisiana. The Company subsequently made a strategic decision to focus its efforts entirely in the Gulf of Mexico and disposed of its interests in the Paradox Basin in January 1995.

           As of December 31, 1999, the Company's estimated net proved reserves were 83.6 Bcfe (approximately 68% of which were attributable to natural gas), with a PV10 of approximately $113.1 million.

           At December 31, 1999, the Company held working interests in 48 leases on the OCS. Effective April 11, 2000, the Company sold its working interest in 7 leases to an unrelated third party purchaser. Subsequently, one lease on the OCS was depleted and has terminated. The Company presently owns working interests in 40 OCS leases. All of the Company's reserves and leases are held in PEI.


BUSINESS  HISTORY

The Company has acquired substantially all of its 40 leases on the OCS at federal or state lease sales, of which 21 are held by production. Until December 31, 1998, the Company held 100% working interests in its Gulf of Mexico properties, unlike many other independent energy companies that conduct business through fractional working interests and non-operated joint ventures. A disappointing drilling program in 1998 compounded by low oil and gas prices caused PEI's outstanding debt to reach unacceptable levels. Effective January 1, 1999, PEI sold a 50% working interest in a substantial number of its properties to Apache Corporation, an unrelated independent exploration and production company. It also transferred operations on the properties sold. Proceeds from the sale were used to reduce debt.

      PEI engaged a financial advisor in October 1999 to assist with the restructure of its $100 million 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes"). PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999, and is in default under the indenture governing the 9 1/2% Notes (the "Indenture"). PEI began discussions with a subcommittee of holders of the 9 1/2% Notes on January 18, 2000 regarding alternative solutions to its financial situation.

      PEI subsequently filed a voluntary petition under Chapter 11 of the US Bankruptcy Code (the "Bankruptcy Code") on April 13, 2000 in the United States Bankruptcy Court for the Western District of Louisiana, Opelousas Division (the "Bankruptcy Court"). On June 16, 2000, an agreement was reached with PEI's creditors to sell PEI or all of its assets. PEI anticipates filing a Plan of Reorganization which contemplates an agreed distribution of the sale proceeds to PEI's creditors, the Company, as equity owner, and certain of PEI's senior management team in the USA. The financial statements do not include any adjustments which might result from the filing of the petition or the agreement that was subsequently reached. Details of the agreement are described in the 6-K current report filed by the Company with the Securities and Exchange Commission (the "SEC") on June 19, 2000. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations; Risk Factors -- Liquidity Problems."

           PEL owned 31,173,935 shares (30.6%) of the outstanding ordinary shares in Climax Mining Ltd, an Australian public company whose stock is traded on the Australian Stock Exchange. In November 1999 the Company sold its holding in Climax Mining Ltd shares to eligible Petsec's shareholders by way of a pro-rata entitlement offer. The distribution completed the separation of the two companies.

LIKELY DEVELOPMENTS

           As a result of the agreement with PEI's creditors, the structure and extent of the Company's operations will change. PEI or all of its assets will be put up for sale. Other than PEI, PEL's primary asset is cash in the approximate amount of $16.0 million as of June 27, 2000. The future direction of PEL is undecided. PEL may seek exploration and production opportunities outside of the Gulf of Mexico, and investments in industries other than energy. The Company's Board of Directors expects to decide on the Company's future direction after the PEI sale process is completed.


OIL AND GAS RESERVES

           The following table sets forth estimated net proved oil and gas reserves of the Company, (all of which is held in PEI) the estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 1997, 1998 and 1999. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

           December 31, 1998 reserves are shown net of the sale to Apache of a 50% working interest in certain of the Company's oil and gas properties which was effective January 1, 1999.

                                                                          As of December 31,
                                                              ------------------------------------------
                                                                  1997           1998            1999
TOTAL NET PROVED:
     Oil (MBbls)                                                10,641           5,337            4,469
     Gas (MMcf)                                                122,149          58,252           56,783
     Total (MMcfe)                                             185,995          90,274           83,597

NET PROVED DEVELOPED:
     Oil (MBbls)                                                 8,430           3,054            2,090
     Gas (MMcf)                                                 88,199          26,965           21,950
     Total (MMcfe)                                             138,779          45,289           34,490

Estimated future net revenues before income  taxes
   (in thousands)                                             $316,855         $83,132         $150,828
Present value of estimated future net revenues before
   income taxes(in thousands) (1)                             $255,839         $67,053         $113,139
Standardized measure of discounted future net cash flows
   (in thousands) (2) (3)                                     $204,114         $67,053         $113,139
Average prices used in calculating the net
present  values:

Oil ($ per Bbl)                                                 $17.00          $11.98           $25.61
Gas ($ per Mcf)                                                  $2.39           $2.04           $ 2.43

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

(3) Income taxes have not been provided in 1999 and 1998 due to the Company's current availability of net operating loss carryforwards.

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

                                       FISCAL YEARS ENDED DECEMBER 31,
                                       -------------------------------
                                    1997             1998            1999
                                    ----             ----            ----

  Acquisition costs               $  8,437        $  7,836        $  2,610
  Exploration costs                115,523         107,111          14,745
  Development costs                 31,327          10,301           1,216
                                  --------        --------         -------

 Total costs incurred             $155,287        $125,248         $18,571
                                  ========        ========         =======

           Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 1999. (All wells and acreage are owned by PEI.)


                                             GROSS                 NET
                                             -----                 ---
  Productive wells (1):
  Oil                                           17                   8.5
  Gas                                           37                  19.5
                                           -------               -------

  Total                                         54                  28.0
                                           -------               -------

  Developed Acreage (1)                     51,823                28,412
  Undeveloped Acreage (1) (2)              103,971                71,926
                                           -------               -------

  Total                                    155,794               100,338
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

(2) Leases covering 7% of the Company's undeveloped acreage will expire in 2000, approximately 30% in 2001, 12% in 2002, 32% in 2003 and 19%
        in 2004.

           Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated, all of which was conducted by PEI.

                                                   Fiscal years ended December 31,
                           -----------------------------------------------------------------------------

                                    1997                        1998                         1999
                                    ----                        ----                         ----

                            Gross          Net           Gross         Net           Gross          Net
 Gulf of Mexico
   Exploratory wells          13           13.0            4             4              6            2.6
   Development wells           4            4.0            1             1              2            0.8
   Dry holes                   3            2.4            3             3              1            0.5
   Abandoned wells             -              -            -             -              1            0.2
                             ---           ----          ---           ---            ---            ---

         Total                20           19.4            8             8             10            4.1
                             ===           ====          ===           ===            ===            ===


OIL AND GAS MARKETING

           All of the Company's natural gas, oil and condensate production was sold at market prices under short-term contracts providing for variable or market sensitive prices. The Company has not experienced any difficulties in marketing its oil or gas.

           There are a variety of factors that affect the market in the U.S., for oil and gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

           From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve more predictable cash flows, as well as to reduce its exposure to fluctuations in oil and gas prices. The Company restricts the time and quantity of the aggregate oil and gas production covered by such transactions. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging Transactions."

           Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for oil and natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. U.S. domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company continues to evaluate the potential for reducing these risks.


PRODUCTION SALES CONTRACTS

           The Company markets substantially all of the oil and gas production from its properties. Oil and gas production from one lease operated by LLOG Exploration Offshore, Inc. is marketed on PEI's behalf by the operator. All of the Company's gas production is sold to a variety of purchasers under short-term (one year or less) contracts or thirty-day spot purchase contracts with PEI. Natural gas sales contracts are based upon field posted prices plus negotiated bonuses, except for natural gas sold pursuant to fixed price contracts for hedging purposes. See "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging Transactions." In 1999, Apache Corporation marketed all of the Company's oil production through marketing arrangements it had with other companies, which accounted for 36% of the Company's revenue in 1999. During 1999, Enron North America Corp. (formerly Columbia Energy Services Corporation) ("Enron") purchased 49% of the gas sold by the Company. Enron purchased all of the Company's gas after April 1, 1999 pursuant to a twelve-month contract with PEI, that provided for monthly market pricing adjustments. The Enron contract was extended on April 1, 2000 for another year. Effective April 1, 2000 the Company commenced marketing its oil production with GulfMark Energy, Inc. Based upon current demand for oil and gas in the Gulf of Mexico region, the Company believes that there is sufficient competition for the purchase of its hydrocarbons to ensure that the Company will continue to receive market pricing.

           Most of the Company's oil and all of the Company's gas is transported through gathering systems and pipelines that are not owned by PEI. Transportation space on such gathering systems and pipelines is occasionally limited, and at times unavailable, due to repairs or improvements being made to such facilities or due to such space being utilized by other oil or gas shippers with priority transportation agreements. While the Company has not experienced any inability to market its natural gas and oil, if transportation space is restricted or unavailable, the Company's cash flow could be adversely impacted.


COMPETITION

           The oil and gas industry is highly competitive. If after PEI is sold, the Company decides to remain in this industry, it will compete for the acquisition of oil and gas properties with numerous other entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties, to access adequate financing, and to consummate transactions in a highly competitive environment.


REGULATION

           The U.S. domestic oil and gas industry is extensively regulated by United States federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations. In October 1992, comprehensive national energy legislation was enacted which focuses on electric power, renewable energy sources and conservation. This legislation, among other things, guarantees equal treatment of domestic and imported natural gas supplies, mandates expanded use of natural gas and other alternative fuel vehicles, funds natural gas research and development, permits continued offshore drilling and use of natural gas for electric generation and adopts various conservation measures designed to reduce consumption of imported oil. The legislation may be viewed as generally intended to encourage the development and use of natural gas. Oil and gas industry legislation and agency regulation are under constant review for amendment and expansion for variety of political, economic and other reasons.

           Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states (such as Louisiana) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as Texas) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. In as much as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact or complying with such regulations.

           The Company has operations located on federal oil and gas leases, which are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. Lessees must also comply with detailed MMS regulations governing, among other things, engineering and construction specifications for offshore production facilities, safety procedures, flaring of production, plugging and abandonment of OCS wells, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

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

           Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. The Natural Gas Wellhead Decontrol Act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

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

           Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, and 636-C (collectively, "Order No. 636"), which, among other things, required interstate pipelines to "restructure" to provide transportation separate, or "unbundled", from the pipelines' sales of gas. Also, Order No.636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented as a result of FERC orders in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services.

           Although Order No. 636 does not directly regulate natural gas producers such as PEI, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on PEI and its natural gas marketing efforts although price declines for natural gas following the implementation of Order No. 636 may, in part, reflect increased competition and more efficient gas transportation resulting from Order No. 636. The Courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and the FERC continues to review and modify its open access regulations. In particular, the FERC has recently issued Order No. 637, which, among other things, (i) lifts the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for releases of pipeline capacity of less than one year, (ii) permits pipelines to charge different maximum cost-based rates for peak and off-peak times, (iii) encourages auctions for pipeline capacity, (iv) requires pipelines to implement imbalance management services, and (v) restricts the ability of pipelines to impose penalties for imbalances, overruns, and non-compliance with operational flow orders. Order No. 637 also requires the FERC Staff to analyze whether the FERC should implement additional fundamental policy changes, including, among other things, whether to pursue performance-based ratemaking or other non-cost based ratemaking techniques and whether the FERC should mandate greater standardization in terms and conditions of service across the interstate pipeline grid. In addition, the FERC recently implemented new regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement, which it largely affirmed in a recent order on rehearing, establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities. The Company cannot predict what additional action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will, over the long-term, achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that PEI will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

           The FERC has issued numerous orders approving the spin-down or spin-off by interstate pipelines of their gathering facilities. A "spin-off" is a FERC-approved sale of gathering facilities to a non-affiliate. A "spin-down" is a transfer of gathering facilities to an affiliate. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in the denial of open access or otherwise enhance the pipeline's monopoly power. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's new gathering policy will have on producers such as PEI and the Company cannot predict what further action the FERC will take on these matters.

           The Outer Continental Shelf Lands Act ("OCSLA") requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Pursuant to one of the FERC's recent initiatives regarding its regulatory treatment of pipelines and services on the OCS, the FERC has proposed to adopt certain reporting requirements concerning OCS rates and terms and conditions of service, which requirements are applicable, with certain limited exceptions, to both gas pipelines and gatherers operating on the OCS. The purpose of the proposed requirements is to provide regulators and other interested parties with sufficient information to detect and then seek to remedy discriminatory conduct in such operations. The Company cannot predict what, if any, affect this matter may have on PEI's operations.

           In Order Nos. 561 and 561-A the FERC established an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was affirmed by the courts. The Company does not believe that these rules affect it any differently than other oil producers and marketers with which PEI competes.

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

                The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. Certain amendments to OPA that were enacted in 1996 and a final rule adopted by the MMS in 1998 require responsible parties of covered offshore facilities that have a worst case oil spill potential of more than 1,000 barrels (which includes many of the Company's offshore producing facilities), to demonstrate financial responsibility in amounts ranging from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million, in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations or if the worst-case spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS's final rule.

           The operator will provide evidence of financial responsibility on properties in which the Company has a non-operating working interest. The Company will satisfy OPA responsibility obligations with respect to its other properties through insurance over the level of $200,000 which is the Company's self-insurance amount. The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments or proposed rule will result in the imposition of substantial additional annual costs to theCompany in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company has such plans in place. The failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or even criminal liability.

                The Federal Water Pollution Control Act, as amended ("FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes in navigable waters. Permits must be obtained to discharge pollutants to waters and to conduct construction activities in waters and wetlands. The FWPCA and analogous state laws provide for administrative, civil, and criminal penalties for any unauthorized discharges of pollutants and reportable quantities of oil and other hazardous substances. Many state discharge regulations and the National Pollutant Discharge Elimination system generally prohibit the discharge of produced water and sand, drilling fluids, drill cuttings, and certain other substances related to the oil and gas industry into coastal waters. Although the costs to comply with these zero discharge mandates under federal or state law may be significant, the entire industry is expected to experience similar costs in the western Gulf of Mexico, and the Company believes that these costs will not have a material adverse impact on the Company's financial condition and operations.

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

           The Company maintains customary oil and gas related third party liability coverage, which it must renew annually, that insures the Company against certain sudden and accidental risks associated with drilling, completing and operating its wells. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to renew its coverage annually. The Company carries workers' compensation insurance in all states in which it operates. While the Company believes this coverage is customary in the industry, it does not provide complete coverage against all operating risks.


EMPLOYEES

           As of June 27, 2000, the Company had 27 full-time staff, primarily professionals, including geologists, geophysicists and engineers, with 23 of the staff in Lafayette, Louisiana, U.S.A. and 4 in Australia. The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with its executives and with certain technical personnel and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as maintenance, dispatching, inspection and testing, are generally provided by independent contractors supervised by Company employees.


RISK FACTORS

LIQUIDITY PROBLEMS

           In late 1999, PEI experienced tight liquidity conditions and engaged a financial advisor. As of December 31, 1999, PEI's long-term debt including current maturities was $144.9 million, of which $99.7 million was senior subordinated notes, $7.9 million was borrowings under the Company's bank credit facility and $37.3 million was a subordinated shareholder loan. Of this amount, $107.6 was delinquent December 31, 1999.

           On April 13, 2000, PEI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code The Bankruptcy Court assumed jurisdiction on that day. The case name is In Re Petsec Energy Inc., and the docket number is 00BK-50741 (the "Bankruptcy Case"). Subject to the supervision of the Bankruptcy Court, PEI remains in possession of the Company's assets and will manage the business for the benefit of PEI's creditors and PEL in accordance with Sections 1107 and 1108 of the Bankruptcy Code.

           On October 29, 1999, PEI elected not to pay $3.2 million due to the syndicate of banks under its revolving credit facility of which $7.9 million was drawn (the "Chase Credit Facility") in which the Chase Manhattan Bank, N.A., Bank of America, N.A. (formerly NationsBank N.A.) and Credit Lyonnais (collectively, the "Banks") were participants. This caused a default of its secured debt and a cross default under the Indenture. Subsequently, PEI refinanced the Chase Credit Facility with Foothill Capital Corporation ("Foothill"), completing a $30 million revolving credit facility on January 18, 2000 (the "Foothill Credit Facility"). PEI completed a new post-petition debtor-in-possession credit facility with Foothill ("the Foothill DIP Facility") on June 20, 2000. PEI has obtained court approval to use the Foothill DIP Facility to pay future expenses that fall due beyond June 20, 2000. The Company believes that this facility will provide PEI with sufficient capital resources to meet its anticipated expenditures through the duration of the Bankruptcy Case.

           PEI did not make the $4.75 million interest payment due on December 15, 1999 to the holders of the 9 1/2% Notes. On January 18, 2000, after asking the noteholders to organize, PEI met with an informal subcommittee of the holders of the 9 1/2% Notes in an effort to reach a solution to its financial situation.

           Following the filing by PEI for protection under Chapter 11 of the Bankruptcy Code, PEI continued to negotiate with the Official Committee of Unsecured Creditors' in the Bankruptcy Case and its other creditors, including certain holders of the 9 1/2% Notes, who are not on the Official Committee of Unsecured Creditors'. An agreement was reached with PEI's creditors on June 16, 2000 to sell PEI or all of its assets. PEI anticipates filing a Plan of Reorganization which contemplates an agreed distribution of the sale proceeds to the creditors, PEL, as the equity owner, and certain of PEI's senior management team in the USA . Details of the agreement with the Official Committee of Unsecured Creditors were described in the 6-K current report filed by the Company on June 19, 2000.


VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

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

           In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1-- Description of Business -- Oil and Gas Marketing."


UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

           This Annual Report contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the reserve report prepared by Ryder Scott Company, L.P., Petroleum Consultants that rely upon various assumptions, including assumptions required by the SEC as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the reserve report prepared by Ryder Scott Company, L.P, Petroleum Consultants. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Annual Report. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

           Approximately 59% of the Company's total proved reserves at December 31, 1999 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the report prepared by Ryder Scott Company, L.P., Petroleum Consultants assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate. Moreover, given the agreement that has been reached with PEI's creditors, it is expected that these reserves will be sold rather than developed by the Company. See "Item 1 -- Description of Business -- Oil and Gas reserves."

           The present value of future net revenues referred to in this Annual Report should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. While the present value analysis discussed in this Annual Report is one indicator of value, there are others. No assurance can be given by the Company that PEI will achieve these valuations in the sale process. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by changes in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.


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

           Given the agreement that has been reached, with PEI's creditors to sell PEI or all of its assets, the Company's drilling program has been curtailed substantially and its future drilling plans are uncertain. Accordingly, there can be no assurance that the Company's management will be able to effect a strategy that will result in significant additional reserves or that the Company will have success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Item 1-- Business -- Oil and Gas Reserves."


CAPITAL REQUIREMENTS

           In the past, the Company has made substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. Capital expenditures were $19 million in 1999, $125 million in 1998 and $155 million in 1997. Substantial capital expenditures may be required in the future to access reserves and undertake a drilling program to find new reserves. The Company's financial resources are limited, and there can be no assurance that additional debt or equity financing or cash generated by operations will be available. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."


INDUSTRY RISKS

           Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs, work boats and other equipment may limit the Company's ability to market its production. PEI expects to have a modest drilling and workover program during the sale process, but operations may be necessary to preserve the value of the assets. To the extent that PEI participates in such operations, there can be no assurance that operations conducted on behalf of the Company will be successful or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

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


GOVERNMENTAL REGULATION

           Oil and gas operations are subject to various United States federal, state and local governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company. Although the Company believes PEI is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. See "Item 1 -- Description of Business -- Regulation."


RELIANCE ON KEY PERSONNEL

           The Company's operations are dependent upon a relatively small group of key management and technical personnel. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future, and the loss of such personnel could have a detrimental effect on the PEI sale process and the Company. In fact, the employment contracts of PEI's U.S.-based employees are expected to be terminated as a consequence of the bankruptcy case. As the sale process unfolds, employees no longer essential to the operations of PEI will be terminated. In addition, the contract pursuant to which Maynard Smith, PEL's Chief Operating Officer, provided services to the Company expired on May 31, 2000. Mr. Smith is working on a month-to-month basis to assist with the sale of PEI. See "Item 10 -- Directors and Officers of Registrant."

COMPETITION

           The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Item 1 -- Description of Business -- Competition."

RISK OF HEDGING TRANSACTIONS

           In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange (NYMEX), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging transactions" and "Item 1 -- Description of Business -- Oil and Gas Marketing."


                       ITEM 2 - DESCRIPTION OF PROPERTIES

ITEM 2(A) - SIGNIFICANT PROPERTIES

           The Company has grown principally through the acquisition and development of properties in the Gulf of Mexico offshore Louisiana. The first four leases were acquired from the State of Louisiana, four leases were purchased from third parties and the remaining leases have been acquired at Gulf of Mexico State and Federal OCS lease sales. At December 31, 1999 the Company had 48 lease blocks in the Gulf of Mexico. All of the Company's proved oil and gas reserves at December 31, 1999 were in these blocks. Seven leases were sold in a sale that closed on April 11, 2000, and since then, one lease has terminated. Presently, the Company has working interests in 40 leases in the Gulf of Mexico. All of the Company's leases and proved oil and gas reserves are owned by PEI. See "Item 1 -- Description of Business; Risk Factors -- Liquidity Problems."


ITEM 2 (B) - RESERVES

           The information on the Company's oil and gas reserves is set out under Item 1 on page 7.

           The information on the Company's oil and gas production is set out under Item 9 on page 27.

                           ITEM 3 - LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

           PEI has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

           In addition, PEI is the plaintiff in a lawsuit brought against certain of its underwriters based on the underwriters' denial of a portion of an insurance claim in the amount of approximately $820,000 to recover losses arising from Hurricane Georges in September 1998. The lawsuit was filed in February 2000 in the Western District of Louisiana, Lafayette Division. No trial date has been set. PEI maintains that certain contractual obligations it incurred to Falcon Drilling Company, Inc. resulting from hurricane damage to a Falcon drilling rig are covered under its energy insurance policy. The underwriters on the insurance policy disagree. While there can be no assurance that the Company will prevail in this lawsuit, the Company believes it has a strong basis for its claim and will pursue the matter vigorously.


                         ITEM 4 - CONTROL OF REGISTRANT
           The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of May 31, 2000 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executives of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 107,401,041 Ordinary Shares outstanding on March 31, 2000.

                                              NUMBER OF        PERCENTAGE
NAME                                      ORDINARY SHARES   BENEFICIALLY OWNED

All Directors and executives as a group
   (10 persons) (1) (2) (3)                  28,240,066           26.3%
Terrence N. Fern (2) (3)                     26,882,498           25.0%
Den Duyts Corporation Pty Limited (3)        18,344,639           17.1%

(1) Includes Ordinary Shares held by family-controlled entities or companies associated with such individuals. Also includes Ordinary Shares reflected for Terrence N. Fern, Chairman and Managing Director of the Company. See Notes (2) and (3) below.

(2) Includes 4,000 Ordinary Shares held by Mr. Fern directly; 96,509 Ordinary Shares held by a trust of which Mr. Fern is a shareholder of the corporate trustee; 6,470,661 Ordinary Shares held by a trust of which Den Duyts Corporation Pty Limited ("Den Duyts") is a shareholder and Mr. Fern is a director of the corporate trustee; 1,966,689 Ordinary Shares held by a corporation of which Mr. Fern is a shareholder; and 18,344,639 Ordinary Shares held by a trust Den Duyts. Excludes 4,000 Ordinary Shares held by Mr. Fern's wife of which he disclaims that he is the beneficial owner and 12,000 Ordinary Shares held by Mr. Fern's adult children of which he disclaims that he is the beneficial owner (as defined under Rule 13D-3 of the Securities Exchange Act of 1934 (the "Exchange Act") ("Beneficial Owner")). See Note (3) below.

(3) Den Duyts is a company which acts as the trustee of a trust, the beneficiaries of which include members of Mr. Fern's family.
        Mr. Fern is deemed to be the Beneficial Owner of such shares.

        Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at May 31, 2000, were 26,882,498 Ordinary Shares and the "relevant" interests of Mr. Fern were 26,882,498 Ordinary Shares.

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

           Effective July 23, 1996 the Company's ADRs commenced quotation and trading on the Nasdaq National Market (symbol: PSALY) and on May 18, 1998 transferred to the New York Stock Exchange (symbol: PSJ). On March 6, 2000, trading on the New York Stock Exchange terminated, and the ADR's commenced trading on the OTC Bulletin Board under the new ticker symbol PSJEY.OB. Each ADR evidences one American Depositary Share ("ADS"), which represents five Ordinary Shares. The depositary of the ADRs representing the ADSs is The Bank of New York ("Depositary").

           As at March 31, 2000, 2,940,039 ADRs were on issue. These were equivalent to 14,700,195 Ordinary Shares or approximately 14% of the Company's issued capital.

           The following table sets forth, for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into US dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.

                                              A$                     US$
                                       High         Low        High       Low
Year ended June 30, 1996:
  First Quarter                        3.40         2.10       2.59       1.49
  Second Quarter                       3.40         2.70       2.53       2.02
  Third Quarter                        3.60         3.20       2.69       2.39
  Fourth Quarter                       4.95         3.25       3.92       2.54
Six Months ended December 31, 1996:
  First Quarter                        5.88         4.80       4.65       3.80
  Second Quarter                       6.00         5.00       4.73       3.94
Year ended December 31, 1997:
  First Quarter                        7.02         4.95       5.42       3.95
  Second Quarter                       6.53         4.85       4.97       3.76
  Third Quarter                        7.25         5.90       5.22       4.34
  Fourth Quarter                       7.30         4.02       5.33       2.63
Year ended December 31, 1998:
  First Quarter                        5.69         4.07       3.76       2.65
  Second Quarter                       6.50         4.21       4.17       2.57
  Third Quarter                        5.70         1.70       3.59       1.00
  Fourth Quarter                       1.85         0.43       1.10       0.27
Year ended December 31, 1999:
  First Quarter                        0.53         0.34       0.33       0.22
  Second Quarter                       0.72         0.37       0.47       0.23
  Third Quarter                        0.55         0.31       0.36       0.20
  Fourth Quarter                       0.36         0.19       0.23       0.12

The following table sets forth for the periods indicated the high and low closing prices per ADR on the US markets discussed above in US dollars:

                                                         US$
                                              High               Low
Six Months ended December 31, 1996:
  First Quarter (from July 23, 1996)          23.25              19.75
  Second Quarter                              23.63              20.00

Year ended December 31, 1997:
  First Quarter                               27.38              19.63
  Second Quarter                              25.13              18.63
  Third Quarter                               26.75              21.75
  Fourth Quarter                              26.63              13.06

Year ended December 31, 1998:
  First Quarter                               16.50              13.50
  Second Quarter                              21.75              13.44
  Third Quarter                               17.00               4.94
  Fourth Quarter                               5.56               1.38

Year ended December 31, 1999:
  First Quarter                                1.88               1.00
  Second Quarter                               2.19               1.13
  Third Quarter                                1.69               0.81
  Fourth Quarter                               1.13               0.38


  ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

           The Australian government currently does not impose any limits, including any foreign exchange controls, that restrict the export or import of capital by the Company or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities (except as set out below in this Item 6). Any transfer of Australian or foreign currency of A$10,000 or more by a person and any international funds transfer into or out of Australia by certain banks and other cash dealers must be reported to the Australian government's Transaction Reports and Analysis Centre (AUSTRAC). See also "Taxation - Australian Taxation" for a discussion of the Australian dividend withholding tax.

           There is no provision in Australian law (except as stated below in this Item 6) or in the Company's constituent documents that prevents or restricts a non-resident of Australia from freely owning and voting the Ordinary Shares which underlie the Company's ADRs.

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

           Section 671B of the Australian Corporations Law requires a shareholder who is entitled (within the meaning of the Australian Corporations
Law) to 5% or more of the voting shares of a corporation (a "substantial shareholder') to notify the corporation of such shareholding within two business days after the shareholder becomes aware that the shareholder is a substantial shareholder. Section 671B of the Australian Corporations Law also requires a substantial shareholder to further notify the corporation when its entitlement changes by an amount equal to 1% or more of the voting shares. Under Australian Corporations Law, a person who holds an ADR is deemed to be entitled to the underlying shares.

           Section 606 of the Australian Corporations Law prohibits, subject to the making of a formal takeover offer or certain limited exceptions, a shareholder from acquiring shares in an Australian company if the acquisition would result in the shareholder having an entitlement (within the meaning of the Australian Corporations Law) to more than 20% of the voting shares of the corporation (or the acquisition would result in a shareholder who is already entitled to not less than 20% but less than 90% of the shares becoming entitled to a greater percentage).

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


                        ITEM 8 - SELECTED FINANCIAL DATA


SELECTED FINANCIAL DATA

           The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the periods indicated. The financial data for the fiscal year ended June 30, 1996, the six months ended December 31, 1996 and the three fiscal years ended 1997, 1998 and 1999is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 9 -Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Annual Report.

                                                                             Six months to              Fiscal year ended
                                                Fiscal years ended June 30    December 31                  December 31
                                                     1995          1996           1996           1997           1998         1999

                                                                     (In thousands, except per share data)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties)              $17,031     $  51,150      $  37,521      $ 125,139     $  92,017      $ 31,000
                                                   --------      --------       --------       --------      --------      --------

  Lease operating expenses                            3,808         6,892          3,279         11,527        14,989         7,045
  Depletion, depreciation and amortization            5,661        21,098         15,368         63,903        57,672        21,295
  Exploration expenditure                             2,697         2,175          5,249          7,328         7,427         2,750
  Dry hole and abandonment costs                          -         1,145              -         10,454        27,503         2,840
  Impairment expense                                      -             -              -              -        72,916         7,480
  General, administrative and other expenses          4,543         7,001          3,339          9,001        10,777         6,859
  Stock compensation expense                            102         1,749            677          1,461           937           260
                                                   --------      --------       --------       --------      --------       -------

      Total operating expenses                       16,811        40,060         27,912        103,674       192,221        48,529
                                                   --------      --------       --------       --------      --------       -------

  Income (loss) from operations                         220        11,090          9,609         21,465      (100,204)      (17,529)
  Other income (expense)                                 52           223              -            132           (86)          260
  Profit (loss) on sale of assets                     4,296           257          7,208             31            68           241
  Profit on sale of investments                           -             -              -              -             -         2,561
  Interest expense                                   (1,725)       (3,687)        (1,472)        (6,022)       (9,044)      (10,963)
  Interest income                                       210           485            822          1,685         1,214         1,070
  Equity in income (loss) of affiliates             (3,864)           282        (1,326)         (1,595)            -             -
                                                   --------      --------       --------       --------      --------       -------

  Income (loss) before tax                             (811)        8,650         14,841         15,696      (108,052)      (24,360)
  Income tax benefit (expense)                          465          (895)        (3,888)        (5,416)       11,547          (764)
                                                   --------      --------       --------       --------      --------       -------

      Net income (loss)                           $    (346)   $    7,755      $  10,953     $   10,280   $   (96,505)     $(25,124)
                                                   --------      --------       --------       --------      --------       -------

BASIC AND DILUTED EARNINGS PER  SHARE:
  Earnings (loss) per ordinary share             $    (0.01)   $     0.09      $    0.10     $     0.10   $     (0.90)     $  (0.23)
  Earnings (loss) per ADR (1)                    $    (0.02)   $     0.45      $    0.52     $     0.48   $     (4.48)     $  (1.17)
  Weighted average number of ordinary
      shares outstanding                             75,874        86,297        104,977        107,320       107,601       107,429

CASH FLOW DATA:
  Net cash provided by operating activities       $   9,572     $  38,601      $  26,454     $   90,806   $    55,056      $ 12,588
  Net cash (used in) provided by investing
    activities                                      (24,559)      (73,228)       (33,227)      (145,790)     (134,750)       60,408
  Net cash provided by (used in) financing
    activities                                       15,291        37,734         15,760         61,512        74,011       (66,125)

BALANCE SHEET DATA:
  Total assets                                    $  63,857     $  125,690     $  161,083    $   247,962  $    199,213     $110,536
  Current maturities - credit facility                    -              -              -              -        67,250        7,875
  Borrowings less current maturities (2)             14,900         52,000         37,000         99,630       106,406       99,684
  Shareholders' equity (deficiency)                  20,904         47,479         91,401        101,155         4,355      (19,526)


(1) No ADRs were issued prior to June 30, 1996; net income (loss) per ADR has been calculated by dividing net income (loss) by the weighted average number of ordinary and ordinary equivalent shares outstanding, multiplied by five (the Ordinary Share to ADR ratio).
(2) Amount for 1999 is classified as a current liability - See Note 9 to Notes to the Financial Statements.

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

           The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:

                                                           US Dollar Per Australian Dollar
                                                 --------------------------------------------------------
Period                                           Average*          High         Low         End of Period
------                                           --------          ----         ---         -------------
Year ended June 30, 1995                          0.7412         0.7778       0.7108               0.7108
Year ended June 30, 1996                          0.7627         0.8026       0.7100               0.7856
Six months ended December 31, 1996                0.7928         0.8180       0.7721               0.7944
Year ended December 31, 1997                      0.7385         0.7978       0.6490               0.6515
Year ended December 31, 1998                      0.6295         0.6868       0.5550               0.6123
Year ended December 31, 1999                      0.6444         0.6705       0.6179               0.6560

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

           The Company's primary operations are in the United States (through PEI, PEL's wholly owned U.S. operating subsidiary), and its sales and operation costs are denominated predominantly in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars. Such fluctuations would affect the Company's financial results as reported in Australian dollars.

           The Company has not paid any dividends for the fiscal year ended June 30, 1996, the six month period ended December 31, 1996 and years ended December 31, 1997, 1998 and 1999.


    ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

INTRODUCTION

           The following discussion is intended to assist in the understanding of the Company's financial position for the fiscal year ended June 30, 1996, the six month period ended December 31, 1996 and the fiscal years ended December 31, 1997, 1998 and 1999. The Financial Statements for these periods are set out under Item 18 and should also be referred to in conjunction with the following discussion.

           In October 1999, PEI engaged financial advisors to seek solutions to its financial situation. In order to preserve available cash, the Company's wholly owned U.S. subsidiary PEI did not make principal payments due October 29, 1999, in the amount of $3.2 million under its revolving credit facility at the time, in which The Chase Manhattan Bank, N.A., Bank of America, N.A. (formerly NationsBank, N.A.) and Credit Lyonnais were participants. PEI was in default under the Chase Credit Facility, and this default caused a cross default under the Indenture governing the 9 1/2% Notes. Accordingly, the amounts outstanding under the 9 1/2% Notes have been reclassified as current liabilities. See discussion, "Liquidity and Capital Resources."

           In January 2000, PEI refinanced the Chase Credit Facility with the completion of a $30 million Credit Facility with Foothill Capital Corporation. On January 18, 2000 PEI commenced discussions with the holders of the 9 1/2% Notes regarding alternative solutions to its financial situation. PEI filed a voluntary petition under Chapter 11 of the Bankruptcy Code on April 13, 2000. After filing the Bankruptcy Case, PEI continued discussions with the holders of the 9 1/2% Notes. On June 16, 2000,an agreement was reached with the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% notes who are not members of the Official Committee to sell PEI or all of its assets. PEI anticipates filing a Plan of Reorganization which contemplates an agreed distribution of the sale proceeds to the creditors, PEL, as the equity owner, and certain of PEI's senior management team in the U.S.A. The distribution to PEL will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets. The details of the agreement and the distribution percentages to which PEL will be entitled is set out in a term sheet that was filed as an attachment to the 6-K Current Report dated June 19, 2000. Substantially all of the proceeds from the sale of PEI's assets will be distributed to the noteholders and other creditors of PEI until these creditors are paid in full. The financial statements do not include any adjustments which might result from the outcome of this uncertainty.

           The liquidity issues faced by PEI are discussed in detail in the "Liquidity and Capital Resources" section of this Form 20-F.


OVERVIEW

           The Company's income from operations is almost exclusively generated from its operations in the Gulf of Mexico, which is the primary focus of this discussion. All of the Company's oil and gas operations are owned by PEI. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Items Affecting Results."

           The Company acquired substantially all of its 40 leases in the Gulf of Mexico at federal or state lease sales. A disappointing drilling program in 1998 compounded by low oil and gas prices caused the Company's outstanding debt to reach unacceptable levels. Effective January 1, 1999, the Company sold a 50% working interest in 17 developed leases and 6 exploration leases to Apache Corporation. In addition, Apache assumed operatorship of the assets. The $68.3 million sale was completed on February 1, 1999, reducing debt to $9 million under the Chase Credit Facility and total debt to $108.7 million.

           The Company is currently producing from 21 of its lease blocks. Production in 1997 was 46,408 MMcfe but through natural decline decreased in 1998 to 39,511 MMcfe. In 1999 production decreased to 13,119 MMcfe as a result of the sale to Apache Corporation and natural decline. As of December 31, 1999 the Company's net proved reserves were 83.6 Bcfe, 68% of which were natural gas.

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

           The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. Notwithstanding the recent increase in oil and gas prices, a substantial or extended decline in prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that may be economically produced.

           The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                    Fiscal year ended       Six months to                         Years ended
                                         June 30,           December 31,                          December 31,
                                         --------           ------------                          ------------
                                             1996           1995          1996           1996         1997        1998       1999
                                             ----           ----          ----           ----         ----        ----       ----
Net production:
  Oil (MBbls)                               1,680            670         1,145          2,155        3,078       2,353        812
  Gas (MMcf)                               11,529          5,881         6,074         11,722       27,940      25,390      8,247
  Total (MMcfe)                            21,609          9,901        12,944         24,652       46,408      39,511     13,139

Net sales data (in thousands):
  Oil                                     $29,937        $10,674       $24,904        $44,168      $60,369     $37,846    $12,570
  Gas                                      21,213         10,773        12,617         23,056       64,770      54,171     18,430
                                         --------       --------      --------        -------     --------     -------    -------

  Total                                   $51,150        $21,447       $37,521        $67,224     $125,139     $92,017    $31,000
                                         --------       --------      --------        -------      -------    --------    -------

Average sales prices (1):
  Oil (per Bbl)                            $17.82        $ 15.93       $ 21.75       $  20.50     $  19.61    $  16.08    $ 15.48
  Gas (per Mcf)                              1.84           1.83          2.08           1.97         2.32        2.13       2.23
  Total (per Mcfe)                           2.37           2.17          2.90           2.73         2.70        2.33       2.36

Average costs (per Mcfe):
  Lease operating expenses                  $0.32       $   0.36       $  0.25        $  0.26        $0.25       $0.38      $0.54
  Depletion, depreciation
      and amortization                       0.98           0.72          1.19           1.20         1.38        1.46      $1.62
  General, administrative
      and other expenses                     0.32           0.31          0.26           0.29         0.19        0.27       0.52

(1)  Includes effects of hedging activities.


RESULTS OF OPERATIONS


FISCAL 1999 COMPARED TO FISCAL 1998

           General. The Company participated in ten wells during the year ended December 31, 1999, of which two have been completed and brought into production, six are awaiting installation of facilities and pipelines in order to commence production, one was a dry hole and one was abandoned. Production in 1999 of 13.1 Bcfe was 67% less than 1998 (29% due to the asset sale to Apache, 38% due to natural decline).

           Oil and Gas Revenues. Oil and gas revenues for 1999 were $31 million, a decrease of $61.0 million, or 66% below 1998 revenues of $92 million. A 65% decrease in oil production (34% related to the Apache asset sale, 31% due to natural decline) coupled with a 4% decrease in oil prices combined to account for $25 million of the decrease. A 68% decrease in gas production (27% related to the asset sale to Apache, 41% due to natural decline) partially offset by a 5% increase in the gas price accounted for the remaining $36 million of the decrease.

           The average realized gas price in 1999 was $2.23 per Mcf, or 7% above the $2.09 per Mcf average gas price before hedging. In the same period, the average realized oil price was $15.48 per Bbl, or 7% below the $16.57 per Bbl average oil price before hedging. In 1998 the average realized gas price was $2.13 per Mcf, or 2% above the $2.08 per Mcf average gas price before hedging. In the same period the average realized oil price was $16.08 per Bbl, or 20% above the $13.36 per Bbl average oil price before hedging. Hedging activities resulted in a $0.3 million increase in revenues for 1999 compared to a $7.7 million increase in 1998.

           Lease Operating Expenses (including production taxes). Lease operating expenses in 1999 were $7.0 million, a decrease of $8.0 million, or 53%, from $15.0 million in 1998. The decrease was attributable to the asset sale. Due to lower production, the per unit rate increased from $0.38 per Mcfe in 1998 to $0.54 per Mcfe in 1999.

           Depletion, Depreciation and Amortization ("DD&A"). DD&A expense decreased $36.3 million, or 63%, from $57.6 million in 1998 to $21.3 million in 1999. The decrease is due to lower production offset by an increase in the unit rate. The average rate per unit increased from $1.46 to $1.62 per Mcfe due to Ryder Scott Company, L.P., Petroleum Consultants downward reserve revisions in the fourth quarter. The unit DD&A rate increased to $1.83 per Mcfe in the fourth quarter compared to an average rate of $1.56 for the preceding three quarters.

      Exploration Expenditures and Dry Hole Costs. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditures. Under this method in 1999 $2.8 million was expensed as incurred for dry hole costs and abandonments, and $2.8 million was expensed for seismic, geological and geophysical expenditures. In 1998 the comparative expense was $27.5 million for dry hole costs and $7.4 million for seismic, geological and geophysical expenditures.

      Impairments. A non-cash charge of $7.5 million reflecting an adjustment to the carrying value of three of the Company's oil and gas properties was taken in 1999. A non-cash charge of $72.9 million reflecting the impact of lower oil and gas prices on the carrying value of the Company's oil and gas properties was taken in 1998.

           General and Administrative Expense. General and administrative expense decreased $3.9 million, or 36%, to $6.9 million in 1999 from $10.8 million in 1998. Contributing to this decrease are costs associated with staff downsizing following the sale of a 50% working interest in certain properties to Apache. On a per Mcfe basis the rate increased 93% from $0.27 to $0.52 due to decreased production.

           Interest Expense. Interest expense in 1999 increased $1.8 million, or 22%, to $13.5 million from $11.7 million in 1998 due to no capitalized interest in 1999.

           Net Loss. As a result of the conditions noted above, a net loss of $25.1 million was recorded for 1999, a decrease of $71.4 million over the loss of $96.5 million for 1998.


FISCAL 1998 COMPARED TO FISCAL 1997

                General. The Company drilled and/or sidetracked eight wells during the year ended December 31, 1998, of which three have been brought into production, two encountered mechanical difficulties and were suspended pending further evaluation, at December 31, 1998 and three were plugged and abandoned. Production in 1998 of 39.5 Bcfe was 15% less than 1997 due to natural decline and disappointing drilling results.

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

                The average realized gas price in 1998 was $2.13 per Mcf, or 2% above the $2.08 per Mcf average gas price before hedging. In the same period, the average realized oil price was $16.08 per Bbl, or 20% above the $13.36 per Bbl before hedging. In 1997 the average realized gas price was $2.32 per Mcf, or 8% below the $2.53 per Mcf price before hedging. In the same period the average realized oil price was $19.61 per Bbl, or 3% above the $19.10 per Bbl before hedging. Hedging activities resulted in a $7.7 million increase in revenues for 1998 compared to a $4.4 million decrease in 1997.

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

                Depletion, Depreciation and Amortization ("DD&A"). DD&A expense decreased $6.2 million, or 10%, from $63.9 million in 1997 to $57.7 million in 1998. Lower production accounted for a decrease of $9.5 million partially offset by an increase in the average rate per unit from $1.38 to $1.46 per Mcfe. The increase in the unit rate was due to increased costs of drilling goods and services, platform and facilities construction and transportation services in the industry. Lower commodity prices caused Ryder Scott Company, L.P., Petroleum Consultants downward reserve revisions in the fourth quarter and the unit DD&A rate increased to $1.80 per Mcfe in that quarter compared to an average rate of $1.36 for the preceding three quarters.

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

OTHER ITEMS AFFECTING RESULTS

           Profit on sale of investments. In November 1999 the Company sold its holding in Climax Mining Ltd shares to the Company's own shareholders realizing a gain of $2.6 million.

           Net operating losses and other carryforwards. For U.S. federal income tax purposes, at December 31, 1999 the Company had net operating losses ("NOLs") of approximately $104.9 million which are available to offset future federal taxable income, if any, from 2005 through 2019. The effective tax rate has altered mainly due to the recognition of valuation allowances (primarily in 1998 and 1999) on carryforward losses due to the uncertainty of future realization.

           For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax even though its NOLs otherwise eliminated its regular tax liability.


LIQUIDITY AND CAPITAL RESOURCES

           Since 1990 the Company has financed its operations and growth primarily with cash flow from operations, borrowings, equity offerings and asset sales. The Company made an initial cash investment of $11.4 million in its US operations, and, subsequently, increased this investment with advances of $18.4 million from an Australian offering of 8.3 million Ordinary Shares in September 1995 and the public offering of 4,000,000 American Depositary Receipts (each representing 5 Ordinary Shares) at $19 per ADR, raising $70.4 million, net of costs in July 1996. $41.2 million of this was used to buy back the 11.7 million Ordinary Shares held by an affiliate company, Climax Mining Ltd, under approval from shareholders granted in June 1996. $13.7 million was also raised at the same time from selling the Company's interest in the gold/copper project at Didipio in the Philippines to Climax Mining Ltd.

      In late 1999, PEI experienced liquidity problems and engaged financial advisors. On October 29, 1999, in order to preserve available cash, PEI elected not to pay $3.2 million due to the Banks under the Chase Credit Facility. This caused a default under the Chase Credit Facility and a cross default under the Indenture. PEI did not pay the semi-annual interest payment under the Indenture in the amount of $4.75 million that was due on December 15, 1999. On January 18, 2000 PEI refinanced the Chase Credit Facility through a new $30 million revolving credit facility with Foothill Capital Corporation.

           PEI commenced discussions with the holders of the 9 1/2% Notes regarding alternative solutions to its financial situation on January 18, 2000, and subsequently filed a voluntary petition under Chapter 11 of the Bankruptcy Code on April 13, 2000. PEI continued its operations under the protection of the Bankruptcy Court while it continued discussions with the holders of the 9 1/2% Notes. On June 16, 2000 an agreement was reached with the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% Notes that are not members of the Official Committee to sell PEI or all of its assets. PEI anticipates filing a Plan of Reorganization which contemplates an agreed distribution of the sale proceeds to the creditors, the equity owner and certain of PEI's senior management team in the U.S.A. The distribution to PEL will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets. The details of the agreement and the distribution percentages to which PEL will be entitled is set out in a term sheet that was filed as an attachment to the 6-K Current Report dated June 19, 2000. Substantially all of the proceeds from the sale of PEI's assets will be distributed to the noteholders and other creditors of PEI until these creditors are paid in full. The financial statements do not include any adjustments which might result from the outcome of this uncertainty.

                PEI completed negotiations with Foothill on a post-petition revolving credit facility which the Bankruptcy Court authorized on June 20, 2000. This facility is expected to provide PEI with sufficient liquidity throughout the Bankruptcy Case.

                Aside from cash on hand in PEI, PEL has cash available in the amount of approximately $16 million at June 27, 2000.


Cash Flow

      The following table represents cash flow data for the Company for the periods indicated.

                                                                        Years Ended December 31,
                                                                 ----------------------------------------
                                                                     1997          1998         1999
                                                                 ------------- ------------- ------------
                                                                             (in thousands)
CASH FLOW DATA:
           Net cash provided by operating activities             $  90,806         $ 55,056      $12,588
           Net cash (used in) provided by investing activities    (145,790)        (134,750)      60,408
           Net cash provided by (used in) financing activities      61,512           74,011      (66,125)

                The decrease in cash provided by operating activities from 1998 to 1999 was due to the sale to Apache of a 50% working interest in certain oil and gas properties coupled with natural decline in production. The decrease in cash provided by operating activities from 1997 to 1998 was due to lower oil and gas production coupled with lower prices. Before changes in operating assets and liabilities, cash flow from operations was $3.9 million in 1999, $51.8 million in 1998 and $93.1 million in 1997.

                The cash provided by investing activities in 1999 was due to the receipt of proceeds from the sale of a 50% working interest in certain assets to Apache. In response to lower commodity prices and earlier disappointing drilling results, the Company deferred certain of its exploration program in 1998. As a result, cash used in investing activities in 1998 was below that of 1997.

           The cash used in financing activities in 1999 reflects the proceeds from the Apache sale being utilized to repay the Chase Credit Facility. In 1998, cash provided by financing activities consisted of borrowings under the Chase Credit Facility. The cash provided by financing activities in 1997 consisted of proceeds from the 9 1/2% Note issue in June 1997 (described below) a portion of which was used to repay outstanding borrowings under the Chase Credit Facility.


Capital Expenditures and Commitments

           In response to changing market conditions and restricted capital availability, in 1999 the Company took a more risk averse approach to its exploration and development program resulting in a much lower capital budget than previous years. During 1999, the Company signed participation agreements over certain exploration leases with Coastal Oil & Gas USA, L.P. ("Coastal") and LLOG Exploration Offshore Inc ("LLOG"). Under the terms of the participation agreements the Company recovered $3.4 million in leasehold costs. In addition, Coastal and LLOG were required to pay a disproportionate share of the drilling costs of the initial test wells on the leases to earn their respective working interests.

           During 1999, the Company spent $19 million in capital and exploration expenditures. In the comparable periods in 1998 and 1997 the Company spent $125 million and $155 million, respectively. During the 1999 year, the Company was a successful bidder on 4 leases at the Central and Western Gulf of Mexico federal lease sales and paid $2.7 million for award of the leases. In addition the Company was awarded a Texas State lease for $126,875 as successful bidder at the State of Texas lease sale in October 1999.

           The Company intends to participate in certain exploration and development activities that it expects its joint venture partners to propose during the year. The Company expects to be able to meet its anticipated capital requirements from cash flows from operations and the Foothill DIP Facility.

Secured Credit Facilities

           In April 1996, PEI entered into the Chase Credit Facility. Under the Chase Credit Facility, $3.2 million in principal was due on October 29, 1999. PEI did not make the payment, which created a default under the Chase Credit Facility.

           Subsequent to year end, PEI completed a refinancing of its Chase Credit Facility with a $30 million revolving credit facility with Foothill. The filing of the Bankruptcy Case required PEI and Foothill to enter into a replacement credit facility. The Foothill DIP Facility was entered into by PEI and Foothill on June 20, 2000. The Foothill DIP Facility, which incorporates substantially all of the terms of the Foothill Credit Facility provides that outstanding borrowings accrue interest at the reference rate most recently announced by Wells Fargo Bank, N.A., (9.5% per annum as of May 31, 2000) plus a margin of 2.5% per annum; the default rate is the reference rate plus 6.5%. PEI is also required to pay an unused line fee of 0.5% of the unused line available for borrowing, a $10,000 per month service charge and certain other fees and expenses. The DIP Facility terminates on April 20, 2001, but at PEI's election, the term can be extended for an additional 90 days. Borrowings under the DIP Credit Facility were $4.8 million at June 20, 2000.

           PEL is not obligated contractually with Foothill to repay the Foothill DIP Facility or any costs associated with this facility and is not a guarantor of PEI's obligations under the Foothill DIP Facility.


Public Senior Subordinated Indebtedness

           In June 1997 PEI issued $100 million of 9 1/2% Notes. The principal is due in a lump sum in June 2007. The 9 1/2% Notes were issued at a discount with a yield to maturity of 9.56% per annum. Interest at the rate of 9.5% per annum is payable semiannually on June 15 and December 15 of each year. The net proceeds from the offering of the Notes were approximately $96.4 million. PEI used a portion of the net proceeds to repay borrowings under the Chase Credit Facility. The remainder of the net proceeds was used to provide working capital for PEI and to fund further exploration and development of its oil and gas properties, the acquisition of lease blocks and other general corporate purposes.

           PEI did not make the $4.75 million interest payment due on the 9 1/2% Notes at December 15, 1999, and is in default under the Indenture governing the 9 1/2% Notes. PEI began discussions with a subcommittee of holders of the 9 1/2% Notes on January 18, 2000 to restructure the indebtedness due under the 9 1/2% Notes.

           Following the filing of the Bankruptcy Case, PEI continued these discussions with the holders of the 9 1/2% Notes and expanded the discussions to include the Official Committee of Unsecured Creditors' in the Bankruptcy Case in an effort to reach a consensual solution to PEI's financial problems. Pursuant to these discussions, an agreement was reached with PEI's creditors on June 16, 2000 to sell PEI or all of its assets. PEI anticipates filing a Plan of Reorganization which contemplates an agreed distribution of the sale proceeds to the creditors, the equity owner and certain of PEI's senior management team in the USA. Details of the agreement with the Unsecured Creditors Committee are described in the 6-K current report filed by the Company on June 19, 2000.

           The 9 1/2% Notes were issued under the Indenture between PEI as issuer and The Bank of New York as trustee. PEL is not obligated contractually under the Indenture to repay the 9 1/2% Notes and is not a guarantor of PEI's Indenture obligations.


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

           The Company has entered into forward swap contracts with major financial institutions to reduce the effect of price volatility on oil and gas sales. In swap agreements, the Company receives the difference between an agreed fixed price per unit of production and a floating price issued by a third party. If the floating price is higher than the fixed price, the Company pays the difference to the third party and vice versa.

           The Company also has entered into collar agreements with third parties. A collar agreement is similar to a swap agreement except that the Company receives the difference between the floor price and the floating price if the floating price is below the floor. The Company pays the difference between the ceiling price and the floating price if the floating price is above the ceiling.

           The Company does not trade in derivatives without underlying estimated production and proved reserves to cover the hedging contracts in which it enters.

           For the year ended December 31, 1999, hedging activities increased revenues by $0.3 million. For the year ended December 31, 1998, hedging activities increased revenues by $7.7 million. For the year ended December 31, 1997, hedging activities reduced revenues by $4.4 million.

           On April 25, 2000, PEI had hedging arrangements in place with The Chase Manhattan Bank, N.A., and Bank of America, N.A. PEI was prohibited by bankruptcy law from paying certain pre-petition debts falling due on April 25, 2000 with respect to these contracts. On April 26, 2000, the counterparties drew on letters of credit PEI had posted to secure its obligations to pay these obligations. In addition, the counterparties terminated the hedging arrangements with respect to future transactions, and closed out all hedging arrangements. The cost to terminate these contracts was $3.4 million.

           As a consequence of the early termination by The Chase Manhattan Bank, N.A., and Bank of America, N.A., PEI does not have any hedging arrangements in place presently. However, the Company has arranged to sell approximately 40% of its anticipated net daily gas production for June, July and August 2000 at $3.305 per mmbtu.


NEW ACCOUNTING PRONOUNCEMENTS

           In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is assessing the impact of adoption of Statement 133, and at the present time, has not quantified the effect of adoption or continuing impact of such adoption.


OTHER MATTERS

           To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area-wide bonds with respect to abandonment obligations. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations. See "Business - Regulation".

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


YEAR 2000

           As of the date of this report, the Company has not experienced any significant disruptions in its operations during the transition into the Year 2000 ("Y2K"). In the third quarter of 1999, the Company announced that it had completed its assessment of Y2K risks and that it had formulated contingency plans to mitigate potential adverse effects which might have arisen from noncompliant systems or third parties who had not adequately addressed the Y2K issue. To date, the Company has not incurred any significant costs related to Y2K issues. The Company will continue to monitor its operations and systems and address any date-related problems that may arise as the year progresses.

FORWARD-LOOKING STATEMENTS


           This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for statements of historical facts included in this Annual Report, all statements, including without limitation statements under "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1 -- Description of Business" regarding the planned capital expenditures, oil and gas production, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous risks and uncertainties that can affect the outcome of certain events including many factors beyond the control of the Company. These factors include but are not limited to the matters that are described above. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

       ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

           The Company is exposed to market risk from adverse changes in commodity prices and interest rates as discussed below.

                Commodity Price Risk. The Company produces and sells natural gas and crude oil. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. The Company has made use of derivative financial instruments such as forward swap contracts and collars as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of commodity price fluctuations. The Company used the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments were generally offset by similar changes in the realized prices of the commodities. See "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging Transactions."

                The Company uses a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of the Company's derivative instruments. At December 31, 1999, the potential change in the fair value of commodity derivative instruments assuming a 10 percent adverse movement in the underlying commodity price is a $1.4 million increase in the deferred cost at December 31, 1999.

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

                Therefore, the Company's exposure to changes in interest rates primarily results from its short-term and long-term debt with both fixed and floating interest rates. The following table presents principal amounts (stated in thousands) and related average interest rates by year of maturity for the Company's debt obligations at December 31, 1999:

                                        2000     2001     2002     2003     2004   THEREAFTER     TOTAL    FAIR VALUE
                                        ----     ----     ----     ----     ----   ----------     -----    ----------
Long-term debt, including
  current maturities
    Variable rates - bank (1)          7,875        -        -        -        -           -      7,875         7,875
    Average interest  rates             8.2%        -        -        -        -           -       8.2%

    Fixed  rates (2)                       -        -        -        -        -     100,000    100,000        45,000
    Average interest  rates             9.5%     9.5%     9.5%     9.5%     9.5%        9.5%       9.5%


            If market interest rates average 1% higher or lower in 2000 than in 1999, interest expense would increase (decrease), and loss before income taxes would increase (decrease) by approximately $0.1 million based on the total variable rate debt outstanding at December 31, 1999.

(1) Amount subsequently refinanced - See Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations-- "Liquidity and Capital Resources."

(2) Amount contractually due in 2007, however the 9 1/2% Notes are in default at December 31, 1999 - See Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- "Liquidity and Capital Resources."

                  ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT

   The following table sets forth the name, age and position of each director and executive of the Company.

Name                         Age         Position

Directors:*
Terrence N. Fern (1)            52       Chairman, Managing Director and Chief
                                          Executive Officer
David A. Mortimer               55       Director

Peter E. Power                  67       Director

Executives:

Maynard V. Smith (1)            49       Chief Operating Officer
Ross A. Keogh                   41       Chief Financial Officer
Howard H. Wilson, Jr. (2)       42       Vice President - Operations
John T. Bellatti (2)            42       Vice President - Exploration and
                                          Chief Geophysicist
William R. Sack (2)             38       Vice President - Exploration and
                                          Joint Ventures
James E. Slatten III (2)        41       Vice President - Land and Legal
Geoffrey H. Fulcher             58       Company Secretary

  * R. Bruce Corlett retired as a director of PEL on April 6, 2000.

 (1) Messrs. Fern and Smith provide services to the Company through contractual arrangements between the Company and their respective corporate affiliates. See "Executive and director compensation and interests of management in certain transactions".

(2) The titles shown for Messrs. Wilson, Bellatti, Sack and Slatten are positions held with the Company's wholly-owned subsidiary, Petsec Energy Inc.

      The following biographies describe the business experience of the directors and executives of the Company and Petsec Energy Inc.

           TERRENCE N. FERN has over 29 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from The University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr. Fern is also the Chariman of Climax Mining Ltd.

           DAVID A. MORTIMER was a senior TNT Limited Group Executive from 1973 and in 1997 retired as its Chairman and Chief Executive. He is a director of Adsteam Marine Limited, Ci Technologies Group Limited (Chairman), Medical Imaging Australasia Limited (Chairman), F.H. Faulding & Co Limited, Leighton Holdings Limited and Sydney Airports Corporation Limited (Chairman). Mr. Mortimer holds a Bachelor of Economics degree from The University of Sydney.

           PETER E. POWER has over 40 years experience in petroleum exploration worldwide. Dr Power has a Bachelor of Science degree from The University of Sydney and gained his doctorate at the University of Colorado, USA. He has served as Chairman of the Australian Petroleum Production and Exploration Association and President of the Australian Geoscience Council. Dr. Power was Managing Director of Ampolex Limited from 1987 to 1996.

           MAYNARD V. SMITH has served as General Manager - Exploration and Production since 1990 and became Chief Operating Officer in 1999. Mr. Smith has over 20 years of oil and gas exploration experience and has served in various technical and executive positions with Gulf Oil Corporation, Tenneco Oil Company, Natomas Oil Company, and Barcoo Petroleum Company in the United States, Australia and Southeast Asia. Mr. Smith holds a Bachelor of Science degree in Geology from the California State University at San Diego.

           ROSS A. KEOGH has served as Treasurer of Petsec Energy Inc. since 1990 and has 20 years experience in the oil and gas industry. Between 1979 and 1989, Mr Keogh worked in the financial accounting and budgeting divisions of Total Oil Company and as Joint Venture Administrator for Bridge Oil Limited in Australia. Mr Keogh holds a Bachelor of Economics degree, with a major in Accounting, from Macquarie University in Sydney. Mr. Keogh was appointed a Director in March 1998 and Chief Financial Officer in November 1998. Mr. Keogh is also Chief Financial Officer of the Parent.

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

           WILLIAM R. SACK is Vice President - Exploration and Joint Ventures of Petsec Energy Inc. Mr. Sack joined Petsec Energy Inc. in January 1996. Between 1988 and 1996 Mr. Sack held various technical and supervisory positions with Shell Offshore Inc., involving exploration, development and business activities. Mr. Sack holds a Bachelor of Science degree in Earth Science and Physics from St. Cloud State University (MN), a Master of Science degree in Geology from Michigan State University, and a Master's degree in Business Administration from Tulane University.

           JAMES E. SLATTEN III is Vice President - Land and Legal of Petsec Energy Inc. He has over 15 years experience in corporate and energy law. Prior to joining Petsec Energy Inc. he was a partner in the Louisiana law firm of Gordon, Arata, McCollam & Duplantis. Mr. Slatten holds a Bachelors of Arts degree in political science and economics from the University of Southwestern Louisiana and post-graduate degrees in law (J.D.) and business management (M.H.A.) from Tulane University.

           GEOFFREY H. FULCHER has had over 30 years experience in the petroleum and mining industries in field and management positions, with over 15 of those years as a Corporate Secretary.

    ITEMS 11, 12 AND 13 COMPENSATION OF DIRECTORS AND OFFICERS; OPTIONS; AND
                INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

              EXECUTIVE AND DIRECTOR COMPENSATION AND INTERESTS OF
                      MANAGEMENT IN CERTAIN TRANSACTIONS


           The total compensation received by the directors of the Company for their services as directors for fiscal 1999 was $245,000. Included in this amount is a retirement benefit of $142,000 paid to Mr. Fletcher who resigned as a director and Chairman of the Company on May 14, 1999. The total compensation received by the six highest compensated executive officers of the Company and its controlled and related companies for fiscal 1999 was $985,000. In addition, a company associated with Mr. Fern provided management services to the Company at a cost of $298,000. Also a company associated with Mr. Smith provided management and geological services to the Company at a cost of $283,000 and a company associated with Mr. Fletcher provided management consulting services to the Company at a cost of $18,000. Mr. Smith also owns overriding royalty interests on certain leases held by PEI, which were granted prior to July 1994 as incentives. The granting of overriding royalty interests as an incentive was replaced subsequent to July 1994 by grants under the Company's share and option plans.

           PEI has entered into employment agreements with Messrs. Bellatti, Keogh, Sack, Slatten and Wilson. These agreements generally have three year terms and expire in April 2003. However, the contracts were amended to eliminate the severance benefit to which the executives would have otherwise been entitled, and in place of the severance benefit certain guaranteed and incentive payments were provided for to provide incentives to the U.S. based managers to remain with PEI during the sale process. These payments are expected to be less than what the executives would have otherwise been entitled to under the original employment agreements. Although it is expected that these employees will be terminated in connection with the sale of PEI or its assets, these sums will be paid irrespective of whether the employees are terminated. The employment agreements, as amended, have been approved by the Bankruptcy Court. The details on the guaranteed and incentive payments that will be paid to the US-based managers is described in the 6-K filed by PEL on June 19, 2000.

           In April 1999 PEL granted options for Ordinary Shares to key employees pursuant to the Option Plan in connection with the extension of the terms of these employment agreements.

           In addition, PEL has entered into agreements with entities controlled by the families of Messrs Fern and Smith for the provision of services. Mr. Smith's agreement with PEL expired on May 31, 2000 and has not been renewed. Mr. Smith continues to work for PEL on a month-to-month basis.

           Other than pursuant to the Share and Option Plans described below, the Company also has outstanding options for 450,000 Ordinary Shares to a company controlled by Mr Smith's family: these are at an exercise price of A$0.50 per Ordinary Share and expire in May 2004. The exercise of the options is subject to a minimum vesting term and is contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks.


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

           The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of December 31, 1999, all employees and directors of the Company, in the aggregate, owned 1,665,000 Ordinary Shares subject to the terms of this Share Plan. Subsequent to December 31, 1999, employees and directors ceased to be entitled to 1,605,000 Ordinary Shares under the Share Plan. On May 25, 2000, total entitlements of employees and directors amounted to 60,000 Ordinary Shares. As of May 25, 2000, Mr. Mortimer had a Company loan of A$280,000 ($187,684) in connection with a grant of 50,000 Ordinary Shares under the Share Plan.

           The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire five years from the date of grant. As of December 31, 1999, all directors and employees of the Company, in the aggregate, held options to purchase an aggregate of 2,775,500 Ordinary Shares pursuant to the Option Plan.


                                    PART II
              ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable

                                    PART III
                   ITEM 15 - DEFAULTS UPON SENIOR SECURITIES
 As disclosed in the Form 20-F, the Company's wholly owned US subsidiary Petsec Energy Inc. is in default of its $100 million Senior Subordinated Notes due 2007. See discussions in Item 1 and Item 9.


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




By: /s/ Ross A. Keogh
Chief Financial Officer
Petsec Energy Ltd

                  ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements, including

        o Consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, consolidated statements of comprehensive income (loss), and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 1999.

        o    Independent Auditors' Report

(b)     Exhibits
        o    Consent of KPMG
        o    Consent of Ryder Scott Company

                               PAGES F-1 TO F-24

                        SEE US DOLLAR ACCOUNTS ATTACHED



               [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

                                 EXHIBIT INDEX



                   23.1       Consent of KPMG
                   23.2       Consent of Ryder Scott Company