Form 20-F/A
period 1999-12-31
PETSEC ENERGY LTD
filed 2000-07-14
CIK 1017910

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 20-F/A
                              (Amendment No. 1)

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


      PEI subsequently filed a voluntary petition under Chapter 11 of the US Bankruptcy Code (the "Bankruptcy Code") on April 13, 2000 in the United States Bankruptcy Court for the Western District of Louisiana, Opelousas Division (the "Bankruptcy Court"). On June 16, 2000, an agreement was reached between and among PEI, Petsec (USA) Inc. a Nevada corporation and wholly owned subsidiary of Petsec Energy Ltd, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecure Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the USA. The financial statements do not include any adjustments which might result from the filing of the petition or the agreement that was subsequently reached. Details of the agreement are described in the 6-K current report filed by the Company with the Securities and Exchange Commission (the "SEC") on June 19, 2000. See "Item 9
-- Management's Discussion and Analysis of Financial Condition and Results of Operations; Risk Factors -- Liquidity Problems."


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

LIKELY DEVELOPMENTS


           As a result of the agreement with PEI's creditors, the structure and extent of the Company's operations will change. PEI or all of its assets will be offered for sale. Other than PEI, PEL's primary asset is cash in the approximate amount of $16.0 million as of June 27, 2000. The future direction of PEL is undecided. PEL may seek exploration and production opportunities outside of the Gulf of Mexico, and investments in industries other than energy. The Company's Board of Directors expects to decide on the Company's future direction after the PEI sale process is completed.



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


           Following the filing by PEI for protection under Chapter 11 of the Bankruptcy Code, PEI continued to negotiate with the Official Committee of Unsecured Creditors' in the Bankruptcy Case and its other creditors, including certain holders of the 9 1/2% Notes, who are not on the Official Committee of Unsecured Creditors'. On June 16, 2000 an agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committe of Unsecured Creditors, and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to the creditors, PUSA, as the equity owner, and certain of PEI's senior management team in the USA. The distribution to PUSA will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets, however the actual receipt of the distribution is subject to contingencies in the bankruptcy process. Details of the agreement with the Official Committee of Unsecured Creditors were described in the 6-K current report filed by the Company on June 19, 2000. On June 30, 2000, PEI filed a Plan of Reorganization which contemplates the sale of PEI or its assets and the agreed distribution scheme.


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


                         ITEM 4 - CONTROL OF REGISTRANT

           The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of May 31, 2000 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executives of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 107,401,041 Ordinary Shares outstanding on May 31, 2000.



                                              NUMBER OF        PERCENTAGE
NAME                                      ORDINARY SHARES   BENEFICIALLY OWNED

All Directors and executives as a group
   (10 persons) (1) (2) (3)                  28,690,066           26.7%
Terrence N. Fern (2) (3)                     26,882,498           25.0%
Den Duyts Corporation Pty Limited (3)        18,344,639           17.1%


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


           In January 2000, PEI refinanced the Chase Credit Facility with the completion of a $30 million Credit Facility with Foothill Capital Corporation. On January 18, 2000 PEI commenced discussions with the holders of the 9 1/2% Notes regarding alternative solutions to its financial situation. PEI filed a voluntary petition under Chapter 11 of the Bankruptcy Code on April 13, 2000. After filing the Bankruptcy Case, PEI continued discussions with the holders of the 9 1/2% Notes. On June 16, 2000,an agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% Notes to sell PEI or all of its assets and for an agreed distribution of the sale proceeds to the creditors, PUSA, as the equity owner, and certain of PEI's senior management team in the U.S.A. The distribution to PUSA will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets, however the actual receipt of the distribution is subject to contingencies in the bankruptcy process. The details of the agreement and the distribution percentages to which PEL will be entitled is set out in a term sheet that was filed as an attachment to the 6-K Current Report dated June 19, 2000. Substantially all of the proceeds from the sale of PEI's assets will be distributed to the noteholders and other creditors of PEI until these creditors are paid in full. The financial statements do not include any adjustments which might result from the outcome of this uncertainty. On June 30, 2000, PEI filed a Plan of Reorganization which contemplates the sale of PEI or its assets and the agreed distributions scheme.


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


           PEI commenced discussions with the holders of the 9 1/2% Notes regarding alternative solutions to its financial situation on January 18, 2000, and subsequently filed a voluntary petition under Chapter 11 of the Bankruptcy Code on April 13, 2000. PEI continued its operations under the protection of the Bankruptcy Court while it continued discussions with the holders of the 9 1/2% Notes. On June 16, 2000 an agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% Notes to sell PEI or all of its assets and for an agreed distribution of the sale proceeds to the creditors, PUSA, as the equity owner and certain of PEI's senior management team in the U.S.A. The distribution to PUSA will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets, however, the actual receipt of the distribution is subject to contingencies in the bankruptcy process. The details of the agreement and the distribution percentages to which PEI will be entitled is set out in a term sheet that was filed as an attachment to the 6-K Current Report dated June 19, 2000. Substantially all of the proceeds from the sale of PEI's assets will be distributed to the noteholders and other creditors of PEI until these creditors are paid in full. The financial statements do not include any adjustments which might result from the outcome of this uncertainty. On June 30, 2000, PEI filed a Plan of Reorganization which comtemplates the sale of PEI or its assets and the agreed distribution scheme.

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


           Following the filing of the Bankruptcy Case, PEI continued these discussions with the holders of the 9 1/2% Notes and expanded the discussions to include the Official Committee of Unsecured Creditors' in the Bankruptcy Case in an effort to reach a consensual solution to PEI's financial problems. Pursuant to these discussions, on June 16, 2000, an agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to the creditors, PUSA, as the equity owner and certain of PEI's senior management team in the USA. The distribution to PUSA will be based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets, however, the actual receipt of the distribution is subject to contingencies in the bankruptcy process. Details of the agreement with the Unsecured Creditors Committee are described in the 6-K current report filed by the Company on June 19, 2000. On June 30, 2000, PEI filed a Plan of Reorganization which contemplates the sale of PEI or its assets and the agreed distribution scheme.


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

        o    Independent Auditors' Report

(b)     Exhibits
        o    Consent of KPMG
        o    Consent of Ryder Scott Company

                               PAGES F-1 TO F-25

                        SEE US DOLLAR ACCOUNTS ATTACHED

CONSOLIDATED BALANCE SHEETS                   Petsec Energy Ltd and subsidiaries


                                                                     December 31,      December 31,
(US dollars, in thousands)                                               1998              1999
---------------------------------------------------------------------------------------------------
Current assets
    Cash                                                              $   13,488        $   20,359
    Accounts receivable                                                    8,279             3,980
    Other receivables                                                      4,718               161
    Prepayments                                                              322             1,482
    Deferred tax assets (note 2)                                           1,399               239
    Assets held for sale                                                  68,300                --
    Inventory - crude oil                                                     45                45
    Trading securities                                                        75                --
                                                                      ----------        ----------
        Total current assets                                              96,626            26,266
                                                                      ----------        ----------
Non-current assets
    Proved oil and gas properties                                        156,265           163,398
    Unproved oil and gas properties                                       31,984            14,036
    Production facilities                                                 43,321            44,483
    Other                                                                  1,970             1,933
    Less accumulated depletion, depreciation and amortization           (133,738)         (142,263)
                                                                      ----------        ----------
        Net oil and gas properties                                        99,802            81,587
                                                                      ----------        ----------
    Investment securities                                                      1                 1
    Financing costs (note 5)                                               2,682             2,595
    Property, plant and equipment - Australia (note 6)                       102                87
                                                                      ----------        ----------
        Total assets                                                  $  199,213        $  110,536
                                                                      ----------        ----------

Current liabilities
    Accounts payable and accrued liabilities (note 7)                 $   13,549        $   16,142
    Credit facility (note 9)                                              67,250             7,875
    Senior subordinated notes
    (due in 2007, in default (note 9))                                        --            99,684
                                                                      ----------        ----------
        Total current liabilities                                         80,799           123,701
                                                                      ----------        ----------
Long-term liabilities
    Long-term debt less current maturities (note 9)                      106,406                --
    Deferred tax liabilities (note 2)                                      4,757             3,236
    Other accrued liabilities (note 8)                                     2,896             3,125
                                                                      ----------        ----------
        Total long-term liabilities                                      114,059             6,361
                                                                      ----------        ----------
Shareholders' equity
    Share capital (notes 10 and 11)                                      122,697           122,463
    Subscriptions receivable (note 11)                                    (2,637)           (2,224)
    Accumulated other comprehensive loss (notes 4 and 11)                 (4,469)           (3,405)
    Accumulated deficit                                                 (111,236)         (136,360)
                                                                      ----------        ----------
        Total shareholders' equity (deficiency)                            4,355           (19,526)
                                                                      ----------        ----------
        Total liabilities and shareholders' equity (deficiency)       $  199,213        $  110,536
                                                                      ----------        ----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF OPERATIONS                                Petsec Energy Ltd and subsidiaries


                                                                   Twelve months ended
                                                        December 31,    December 31,    December 31,
(US dollars, in thousands)                                  1997            1998            1999
----------------------------------------------------------------------------------------------------
Oil and gas sales (net of royalties)                     $  125,139      $   92,017      $   31,000
                                                         ----------      ----------      ----------
Operating expenses
    Lease operating expenses                                 11,527          14,989           7,045
    Depletion, depreciation and amortization                 63,903          57,672          21,295
    Exploration expenditure                                   7,328           7,427           2,750
    Dry hole and abandonment costs                           10,454          27,503           2,840
    Impairment expense                                           --          72,916           7,480
    General, administrative and other expenses                9,001          10,777           6,859
    Stock compensation expense                                1,461             937             260
                                                         ----------      ----------      ----------
    Total operating expenses                                103,674         192,221          48,529
                                                         ----------      ----------      ----------
    Income (loss) from operations                            21,465        (100,204)        (17,529)

Other income (loss)                                             132             (86)            260
Profit on sale of assets                                         31              68             241
Profit on sale of investments                                    --              --           2,561
Interest expense                                             (6,022)         (9,044)        (10,963)
Interest income                                               1,685           1,214           1,070
Equity in loss of affiliates                                 (1,595)             --              --
                                                         ----------      ----------      ----------
    Income (loss) before tax                                 15,696        (108,052)        (24,360)
Income tax benefit (expense) (note 2)                        (5,416)         11,547            (764)
                                                         ----------      ----------      ----------
    Net income (loss)                                    $   10,280      $  (96,505)     $  (25,124)
                                                         ----------      ----------      ----------
Earnings (loss) per share (US dollars)

Basic and diluted earnings (loss) per ordinary share     $     0.10      $    (0.90)     $    (0.23)

Basic and diluted earnings (loss) per American
    Depositary Receipt (based on the ratio of
    five ordinary shares to one American
    Depositary Receipt)                                  $     0.48      $    (4.48)     $    (1.17)

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)                  Petsec Energy Ltd and subsidiaries


                                                                   Twelve months ended
                                                        December 31,    December 31,    December 31,
(US dollars, in thousands)                                  1997            1998            1999
----------------------------------------------------------------------------------------------------
Net income (loss)                                        $   10,280      $  (96,505)     $  (25,124)
                                                         ----------      ----------      ----------
Foreign currency translation adjustments,
    net of tax (note 4)                                      (3,398)           (999)          1,065

Unrealized gain (losses) on investment securities
    arising during the period, net of tax (note 4)             (457)             (2)             (1)
                                                         ----------      ----------      ----------
Other comprehensive income (loss), net of tax                (3,855)         (1,001)          1,064
                                                         ----------      ----------      ----------
Comprehensive income (loss)                              $    6,425      $  (97,506)     $  (24,060)
                                                         ----------      ----------      ----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS                                Petsec Energy Ltd and subsidiaries


                                                                         Twelve months ended
                                                              December 31,    December 31,    December 31,
(US dollars, in thousands)                                        1997           1998             1999
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                              $   10,280      $  (96,505)     $  (25,124)
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
-   loss in affiliates                                              1,595              --              --
-   depletion, depreciation and amortization                       63,903          57,672          21,295
-   dry holes and abandonments                                     10,454          27,503           2,840
-   impairments                                                        --          72,916           7,480
-   gain on sale of investments/assets                                (31)            (68)         (2,802)
-   taxation payable                                                   (9)             67              --
-   deferred tax                                                    5,425         (10,808)            675
-   employee stock compensation                                     1,461             937             260
-   interest income on subscriptions receivable                      (190)           (242)            (80)
-   amortization of borrowing costs and discount on notes             190             343             345
Changes in operating assets and liabilities:
-   accounts receivable                                            (2,124)          5,699           4,299
-   other current assets                                             (404)         (4,374)          3,680
-   accounts payable and accrued liabilities                           --           2,614            (508)
-   other accrued liabilities                                         256            (698)            228
                                                               ----------      ----------      ----------
      Net cash provided by operating activities                    90,806          55,056          12,588
                                                               ----------      ----------      ----------
INVESTING ACTIVITIES
    Additions to oil and gas properties                          (145,850)       (134,869)        (13,963)
    Proceeds of asset disposals                                        60             119          71,735
    Proceeds of investment sales                                       --              --           2,636
                                                               ----------      ----------      ----------
      Net cash provided by (used in) investing activities        (145,790)       (134,750)         60,408
                                                               ----------      ----------      ----------
FINANCING ACTIVITIES
    Proceeds from senior subordinated notes                        96,446              --              --
    Proceeds from bank credit facility                             21,000          74,000              --
    Repayments of bank credit facility                            (58,000)             --         (66,125)
    Issuance of ordinary shares                                     1,542              --              --
    Repayment of Employee Share Plan loan                             524              11              --
                                                               ----------      ----------      ----------
      Net cash provided by (used in) financing activities          61,512          74,011         (66,125)
                                                               ----------      ----------      ----------
Effect of exchange rate changes on cash                               115              --              --
                                                               ----------      ----------      ----------
Increase (decrease) in cash                                         6,643          (5,683)          6,871
Cash at the beginning of the period                                12,528          19,171          13,488
                                                               ----------      ----------      ----------
CASH AT THE END OF THE PERIOD                                  $   19,171      $   13,488      $   20,359
                                                               ----------      ----------      ----------


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS                         Petsec Energy Ltd and subsidiaries


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

(b) Basis of preparation

The financial statements have been prepared on a going concern basis in accordance with USGAAP, with the US dollar as the reporting currency.

As detailed in Note 9(a), Petsec Energy Inc., a controlled entity continues to be in breach of the indenture governing its subordinated notes. Subsequent to year end, the subsidiary has commenced discussions with the note holders.

Petsec Energy Inc. filed a voluntary petition under Chapter 11 of the US Bankruptcy Code on April 13, 2000. The filing is designed to allow Petsec Energy Inc. to continue it's operations under the protection of the Bankruptcy Court while it continues discussions with the holders of the 9.5% Notes. The financial statements do not include any adjustments which might result from the filing of this petition.

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

The Company assesses the impairment of capitalized costs of proved oil and gas properties on a field-by-field basis, utilizing its current estimate of future revenues and operating expenses associated with proved reserves. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

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

(f) Capitalized interest

The Company capitalized interest of $0.9 million and $3.5 million in 1997 and 1998, respectively, which is included in oil and gas properties. No interest was capitalized in 1999.

(g) Depreciation - other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

-------------------------------------------------------------
                                                   Estimated
                                    Method        useful life
-------------------------------------------------------------
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

Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates such determination at each balance date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive loss. Dividends received on investment securities are recognized in earnings when received.

    ii) Assets held for sale

The assets held for sale consisted of capitalized exploration costs in relation to oil and gas leases, exploration and development activities. These assets represented a 50% working interest in all but one of the operating leases then held by the Group and were disposed of for cash effective January 1999. See item
(j) below.

(i) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost method.

(j) Impairments

The non-cash impairment charges of $72.9 million and $7.5 million in 1998 and 1999, respectively, were recorded in accordance with Statement of Financial Accounting Standards No. 121, which requires that long-lived assets held and used by the Group be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

In 1999, downward reserve adjustments based on well performance resulted in the asset impairment. The carrying values for assets determined to be impaired were adjusted to estimated fair value based on projected future discounted net cash flow for such assets. In 1998, the continued low prices received for the sale of oil and natural gas, along with the sale of certain assets (See Note 15) resulted in the asset impairment. The carrying values for assets determined to be impaired were adjusted to estimated fair value based on projected future discounted net cash flow for such assets and the value for the sale of certain assets sold in February 1999. The Group has exposure to future impairments if oil and gas prices deteriorate from December 1999 levels, which could have a material adverse effect on financial condition, results of operations and liquidity in the near term.

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

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Group is assessing the impact of adoption of Statement 133, and at present time, has not quantified the effect of adoption or continuing impact of such adoption.

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

(n) Income taxes

The Group accounts for income taxes following the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

-----------------------------------------------------
                                 Twelve months
                                     ended
                                 December 31,
                           1997      1998       1999
-----------------------------------------------------
Weighted average
exchange rate             0.7325    0.6302     0.6430

Exchange rate at
period end                0.6514    0.6117     0.6539
-----------------------------------------------------

(p) Financing costs

Costs associated with the note issue and credit facility (see note 9(a)) have been capitalized and are amortized over the period to maturity.

(q) Comprehensive income (loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income
(loss) and other items of comprehensive income (loss) and is presented in the consolidated statements of comprehensive income (loss).

(r) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(s) Stock compensation

The Company has an Employee Option Plan and issues options to employees and certain consultants of the Company to purchase stock in the Company.

The Company recognizes stock compensation expense in respect to the options granted to the Company's employees and certain consultants in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", under which it recognizes as expense over the vesting period the fair value of all stock-based awards on the date of grant. The amount is recorded as an increase to share capital.

In April 1999 the Company cancelled all employee options on issue and issued new options under the plan. The stock compensation expense relating to the new options will be accounted for in accordance with SFAS No. 123 (refer to note 10 for movements in employee options and shares).

The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 1997 were 1.5 to 2.5 years (weighted average 2.1 years); 30%; 0; and 5.8% to 6.5% per annum (weighted average 6.1% per annum), respectively, 2.4 to
4.5 years (weighted average 3.4 years); 37%; 0 and 5.3% respectively, in 1998 and 1.5 to 3.5 years (weighted average 2.5 years); 76%; 0; and 5% per annum, respectively, in 1999.

(t) Investment in affiliated company

At the beginning of 1999 the Company had an investment in an affiliated company of 44% of the common stock of Climax Mining Ltd ("Climax"), an Australian minerals exploration company.

In July 1999 the Company sold its holdings of 31.1 million shares in Climax to its own shareholders by way of a pro-rata non-renounceable entitlement issue at $A0.10 per share. Prior to this date the investment was accounted for by the equity method of accounting, whereby the investment was carried at cost of acquisition, plus the Group's equity in undistributed earnings or losses since acquisition.

(u) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

                                                                    Twelve months ended
                                                          December 31,  December 31,  December 31,
                                                              1997          1998          1999
(US dollars, in thousands)
--------------------------------------------------------------------------------------------------
2. INCOME TAXES

Income (loss) before income taxes for the years ended December 31, 1997, 1998 and 1999 were taxed under the following jurisdictions:

    Australia                                              $   (3,850)   $   (2,457)   $    3,104
    US                                                         19,546      (105,595)      (27,464)
                                                           ----------    ----------    ----------
                                                           $   15,696    $ (108,052)   $  (24,360)
                                                           ----------    ----------    ----------

Income tax expense (benefit) is presented below:

    Current:
    Australia                                              $      136    $      262    $       89
                                                           ----------    ----------    ----------

    Deferred:
    Australia                                              $   (1,301)   $      153    $      675
    US                                                          6,581       (11,963)         --
                                                           ----------    ----------    ----------
                                                                5,280       (11,810)          675
                                                           ----------    ----------    ----------
    Income tax expense (benefit)                           $    5,416    $  (11,547)   $      764
                                                           ----------    ----------    ----------

Income tax expense (benefit) differed from the amounts computed by applying an income tax rate of 36% (the statutory rate in effect in Australia) to income
(loss) before income taxes as a result of the following:

Computed "expected" tax expense (benefit)                  $    5,651    $  (38,899)   $   (8,770)

Increase (reduction) in income taxes resulting from:
    Items not deductible for tax                                  573         1,005           145
    Non assessable gain on sale of associate                       --            --          (922)
    Reversal of deferred tax asset relating to associate           --            --         1,048
    Change in the balance of the valuation allowance for
        deferred tax assets                                      (625)       25,600        10,142
    Other                                                        (183)          747          (879)
                                                           ----------    ----------    ----------
                                                           $    5,416    $  (11,547)   $      764
                                                           ----------    ----------    ----------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1999 are presented below.

Deferred tax assets:

Financial provisions not currently deductible for tax purposes           $    1,741    $      626

Net operating loss carry forward                                             35,525        37,756

Investments in affiliated company due to equity share of
    losses of affiliated company                                                997            --
                                                                         ----------    ----------
                                                                             38,263        38,382
Less valuation allowance                                                    (25,600)      (35,742)
                                                                         ----------    ----------
Total deferred tax assets                                                $   12,663    $    2,640
Deferred tax liabilities:
Difference in depreciation and depletion of property, plant
    and equipment and exploration expenditures                              (11,837)       (2,440)

Net unrealized foreign exchange gains transferred to the
    foreign currency translation reserve                                     (4,184)       (3,197)
                                                                         ----------    ----------
Total deferred tax liabilities                                           $  (16,021)   $   (5,637)
                                                                         ----------    ----------
Net deferred tax liability                                                   (3,358)       (2,997)
                                                                         ----------    ----------

The net change in the valuation allowance for the years ended December 31, 1998 and 1999 was an increase of $25.6 million and $10.1 million, respectively. These increases were made to provide for uncertainties surrounding the realization of net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The remaining balance of deferred tax assets are expected to be realized through the reversal of taxable temporary differences.

At December 31, 1999, the Company has net operating loss carryforwards for United States federal and state income tax purposes of $104.9 million which are available to offset future taxable income, if any, from 2005 through 2019.

3. EARNINGS PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares.


                                                                         Twelve months ended
                                                               December 31,  December 31,  December 31,
                                                                   1997         1998          1999
                                                               ----------------------------------------
                                                                            (in thousands)
Weighted average number of ordinary shares used in the
    calculation of the basic earnings per share                    107,320       107,601       107,429

Weighted average number of ordinary shares used in the
    calculation of the diluted earnings per share                  107,851       107,601       107,429

The difference between the weighted average number of ordinary shares used for basic and diluted earnings per share arises due to the dilutive effect of unexercised options and is measured utilizing the treasury stock method. There is no difference between the basic and diluted weighted average number of ordinary shares in 1998 and 1999 as the exercise price of the options is above the average market price and the Group reported a net loss for the period, thus any consideration of stock options would be anti-dilutive.


                                                                         Twelve months ended
                                                               December 31,  December 31,  December 31,
                                                                   1997         1998          1999
                                                               ----------------------------------------
                                                                      (US dollars in thousands)

4. OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments -
    Australian operations (no tax effect)                      $    (9,944)  $       540   $     3,295
                                                               -----------   -----------   -----------
Foreign currency translation adjustments -
    assets held in foreign currency                            $    10,228   $    (2,405)  $    (3,484)
Income tax effect                                                   (3,682)          866         1,254
                                                               -----------   -----------   -----------
                                                                     6,546        (1,539)       (2,230)
                                                               -----------   -----------   -----------
                                                               $    (3,398)  $      (999)  $     1,065
                                                               -----------   -----------   -----------
Unrealized gains (losses) on investment securities
    arising during the period                                  $      (714)  $        (3)  $        (1)
Income tax effect                                                      257             1            --
                                                               -----------   -----------   -----------
                                                               $      (457)  $        (2)  $        (1)
                                                               -----------   -----------   -----------

5. FINANCING COSTS

                                                             December 31,    December 31,
                                                                 1998            1999
                                                             ----------------------------
                                                              (US dollars, in thousands)
    Financing costs:
    - at cost                                                $      3,171    $      3,401
    - accumulated amortization                                       (489)           (806)
                                                             ------------    ------------
       Net note issue costs (see Note 1(p))                  $      2,682    $      2,595
                                                             ------------    ------------


6. PROPERTY, PLANT AND EQUIPMENT - AUSTRALIA

    - at cost                                                $        314    $        342
    - accumulated depreciation                                       (212)           (255)
                                                             ------------    ------------
                                                             $        102    $         87
                                                             ------------    ------------


7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Current
    Trade creditors                                          $      8,130    $      2,508
    Interest payable                                                  893           5,198
    Sundry creditors and accruals                                   3,698           8,436
    Accruals - lease operating expenses                               650              --
    Accruals - capitalised costs of oil and gas properties            111              --
    Provision for income tax                                           67              --
                                                             ------------    ------------
       Total current creditors and accruals                  $     13,549    $     16,142
                                                             ------------    ------------


8. OTHER ACCRUED LIABILITIES

    Employee entitlements provision                          $        408    $        232
    Provision for dismantlement                                     2,488           2,893
                                                             ------------    ------------
                                                             $      2,896    $      3,125
                                                             ------------    ------------

9. FINANCING ARRANGEMENTS, LIQUIDITY AND FINANCIAL INSTRUMENTS DISCLOSURES

(a) Financing arrangements

The group has US dollar debt relating to its US oil and gas operations.

In 1996, Petsec Energy Inc., a wholly-owned subsidiary, entered into a reserve-based revolving Credit Facility with a syndicate of banks (the "Chase Credit Facility"), in which The Chase Manhattan Bank, N.A., Bank of America, N.A. (formerly Nationsbank, N.A.) and Credit Lyonnais (collectively, the "Banks") were participants. At December 31, 1999 borrowings outstanding under the Chase Credit Facility were $7.9 million with interest accruing at the rate of 8.21%, which is LIBOR plus a margin of 1.75%. The Facility was secured by the producing properties and assets of Petsec Energy Inc.

In 1997, Petsec Energy Inc., issued $100 million of senior subordinated notes with a fixed semi-annual coupon of 9.5% per annum (the 9.5% Notes) and a ten year maturity. These notes were issued at a discount with an annual yield to maturity of 9.56% and mature on June 15, 2007.

During 1999, Petsec Energy Inc. experienced liquidity problems. The group has suffered losses from operations and has net capital deficiencies. In order to preserve available cash, Petsec Energy Inc. did not make principal payments due on October 29, 1999, in the amount of $3.2 million under Chase Credit Facility. This caused a default under the Chase Credit Facility, and this default caused a cross default under the indenture governing its 9.5% Notes. Petsec Energy Inc. did not make the interest payment due on the 9.5% Notes at December 15, 1999 which was a default under the indenture governing the 9.5% Notes. Accordingly, the amounts outstanding under the Chase Credit Facility and the 9.5% Notes have been classified as current liabilities.

In January 2000 Petsec Energy Inc. refinanced the Chase Credit Facility with the completion of a $30 million Revolving Credit Facility with Foothill Capital Corporation (the "Foothill Credit Facility"). The interest rate under the foothill credit facility is the US prime rate plus 2.5%. Petsec Energy Inc. is also required to pay an unused line fee of 0.5% of the unused line available for borrowing, and certain other fees and expenses. The final maturity date of amounts due under the Foothill Credit Facility is January 12, 2003.

The Foothill Credit Facility is secured by a lien on all the Company's assets and contains financial covenants that require the Company to maintain an increasing level of debt coverage over the next twelve months. In addition, the Foothill Credit Facility limits the amount that the Company can spend on capital and developmental operations. A condition of the Foothill Credit Facility is that interest on the 9.5% Notes can not be paid. The Foothill Credit Facility is dependent upon the reserve value of Petsec Energy Inc.'s oil and gas properties as determined monthly by Foothill. If the reserve value of Petsec Energy Inc.'s borrowing base declines, the amount available to Petsec Energy Inc. under the Foothill Credit Facility will be reduced and, to the extent that the borrowing base is less than the amount then outstanding (including letters of credit) under the Foothill Credit Facility, Petsec Energy Inc. will be obligated to repay such excess amount immediately upon receipt of notice from Foothill. Additionally, Foothill also has broad discretion to place reserves against the borrowing base.

Petsec Energy Inc. has engaged a financial advisor and commenced discussions with the holders of the 9.5% Notes to restructure its public debt. No additional funding will be made available to Petsec Energy Inc. from the Company, if at all, until a capital restructuring proposal acceptable to the Company is achieved. While the Company is hopeful that a solution acceptable to both the holders of the 9.5% Notes and the Company can be reached, there can be no assurance that the Company will be able to reach agreement on a solution.

Petsec Energy Inc. filed a voluntary petition under Chapter 11 of the US Bankruptcy Code on April 13, 2000. The filing is designed to allow Petsec Energy Inc. to continue its operations under the protection of the Bankruptcy Court while it continues discussions with the holders of the 9.5% Notes. The financial statements do not include any adjustments which might result from the outcome of this uncertainty.

(b) Interest rate risk exposures

Details of interest relating to the 9.5% Notes and the Chase Credit Facility are shown in Note 9(a).

The weighted average interest rate on the Chase Credit Facility for the year ended December 31, 1999 was 7.3%, (1998: 7.3%).

At December 31, 1999, the weighted average interest rate for cash deposits was 5.5% Per annum (1998: 4.4%). The other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

(c) Foreign exchange exposures

Nearly all of the Group's operations are in the United States and its sales, operating costs and capital expenditure are denominated predominantly in US dollars. It holds substantially all its liquid funds in US dollars and its borrowings are denominated in US dollars. Fluctuations in the Australian dollar to US dollar exchange rate are expected to have only a small effect on the underlying performance of the Group, as measured in US dollars. The Group's policy is not to hedge the Australian dollar / US dollar exchange rate risk of its investment in the United States.

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

At December 31, 1999, the Group had the following outstanding contracts maturing monthly:

(i) swap agreements for the sale of 4.6 million MMbtu (million British thermal units) of natural gas at an average price of $2.29 per MMbtu through May 2000; and

(ii) swap agreements for the sale of 152,000 barrels of oil at an average price of $19.70 per barrel through May 2000.

At December 31, 1999, the effect to the Group to terminate these contracts would have been a loss of $0.8 million for oil (1998: $3.2 million gain) and a loss of $0.5 million for gas (1998: a gain of $4.2 million), representing the fair value of the contracts at that date.

For the year ended December 31, 1999, hedging activities increased revenues by $0.3 million, (year ended December 31, 1997: reduction of $4.4 million, year ended December 31, 1998: increase of $7.7 million).

The termination values for swap agreements will vary with movements in prices until the contracts mature.

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

Customers which account for 10% or more of sales revenue:

                                                        --------------------------------------------
                                                                    Twelve months ended
                                                        December 31,    December 31,    December 31,
                                                             1997           1998            1999
                                                        --------------------------------------------
        Vision Resources, Inc.                                    46%             30%              *

        Duke Energy Trading and Marketing, L.L.C.                 22%             19%              *

        PG & E Energy Trading Corporation                         16%              *              --

        Natural Gas Clearinghouse                                 12%             --              --

        Enron North America Corporation **                         *              36%             49%

         *  less than 10%

         ** formerly Columbia Energy Services Corporation

In 1999, the Company's joint venture partner, Apache Corporation, marketed the Group's oil to various purchasers which accounted for 36% of the sales in 1999.

Based upon the current demand for oil and gas, the Group does not believe the loss of any current purchasers would have a material adverse effect on the Group. The Group continually evaluates the financial strength of its customers but does not require collateral to support trade receivables.

Off-balance sheet financial instruments:

The credit risk on off-balance sheet derivative contracts is considered minimal as counterparties are recognized financial intermediaries such as banks or commodity trading houses with acceptable credit ratings determined by a recognized rating agency. Letters of credit of $3,200,000 (1998: $750,000) have been issued to support the Group's commodity hedging program in the event that commodity prices are above the contracted amounts upon settlement.

(f) Fair values of financial assets and liabilities

The carrying values of cash and cash equivalents, receivables, accounts payable and secured bank loans are estimated to approximate fair value because of their short maturity.

The fair values of commodity price contracts are set out in Note 9(d). For these financial instruments, fair value estimates are made at a specific point in time based on relevant market quotes on the financial instrument.

At December 31, 1999 the net fair value of the 9.5% Notes was $45 million (1998:
$57 million) based on quoted market prices.


                                         ---------------------------
                                         DECEMBER 31,   DECEMBER 31,
                                             1998           1999
                                         ---------------------------
                                          (US DOLLARS, IN THOUSANDS)
10. SHARE CAPITAL

Issued capital
107,401,041 (1998: 107,601,041 shares)
ordinary shares fully paid               $    122,697   $    122,463


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

The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the Group. The exercise prices of the options are the ruling market prices when the options are issued. Such options vest over a period of time as designated by the committee. In addition, the options are unable to be exercised unless the market price of the Company's shares is greater than or equal to an amount established by the committee. The total shares and options issued to employees over a five year period is not to exceed 6.5% of the issued shares in the Company. As at December 31, 1999, the number of further shares or options which could be issued within the 6.5% limit was 983,068.

At December 31, 1999, there were the following unexercised options to purchase the Company's ordinary shares:


--------------------------------------------------------------------------------------------
Date of grant                 Expiry date    Number of shares           Exercise price
--------------------------------------------------------------------------------------------
July 22, 1996               July 21, 2001             350,000      A$7.00
April 17, 1999              April 16, 2004          2,775,500      A$0.41 (employee options)
                                             ----------------
Total unexercised options                           3,125,500
                                             ----------------

Options become exercisable after various dates and share prices of the Company have been reached.

OUTSTANDING OPTIONS:

-----------------------------------------------------------------------------------------------------------------
                                                                     Weighted                          Weighted
                                                                      average                           average
                                  Number             Weighted        remaining                         exercise
                                    of               average        contractual                          price
                                outstanding          exercise          life           Number           of those
                                  options             price           (years)       exercisable       exercisable
-----------------------------------------------------------------------------------------------------------------
As at December 31, 1996           3,334,000            A$4.22          4.0             470,000          A$2.03
Granted                              50,000            A$5.69
Forfeited                          (113,000)           A$4.87
Exercised                          (970,000)           A$2.09
                                 ----------
As at December 31, 1997           2,301,000            A$5.12          3.5              82,000          A$2.95
Granted                             230,000            A$4.33
Forfeited                          (871,000)           A$4.92
                                 ----------
As at December 31, 1998           1,660,000            A$5.11          2.6                  --              --
Granted                           2,780,500            A$0.41
Cancelled                        (1,315,000)           A$4.60
                                 ----------
As at December 31, 1999           3,125,500            A$1.15          4.0                  --              --
                                 ----------


EMPLOYEE SHARE PLAN:

-----------------------------------------------------------------------------------------------------------------
                                                                    Weighted
                                     Number                          average                           Weighted
                                      of                            remaining                           average
                                 outstanding          Weighted     contractual                           issue
                                shares subject         average        life                               price
                                      to                issue        of loan         Number            of those
                                employee loans          price        (years)      unrestricted          vested
-----------------------------------------------------------------------------------------------------------------
As at December 31, 1996           2,285,000            A$2.11           3.2         1,200,000           A$1.75
Transferred to employees           (410,000)           A$1.75
                                 ----------
As at December 31, 1997           1,875,000            A$2.19           2.6         1,665,000           A$1.75
Movements                                --                --
                                 ----------
As at December 31, 1998           1,875,000            A$2.19           1.3                --               --
Issued but bought back             (200,000)           A$3.85
                                 ----------
As at December 31, 1999           1,675,000            A$1.99           0.2                --               --
                                 ----------


                                                                                  Twelve months ended
                                                                         December 31,  December 31,  December 31,
                                                                            1997          1998          1999
                                                                         ---------------------------------------
Weighted average grant date fair value of
options granted at market price                                            $0.91         $0.83         $0.13

                                                                                  Twelve months ended
                                                                         December 31,  December 31,  December 31,
                                                                            1997          1998          1999
(US dollars, in thousands)
-----------------------------------------------------------------------------------------------------------------
11. SHAREHOLDERS' EQUITY (DEFICIENCY)

Issued capital                                                      $  16,491       $  122,697       $  122,463
Additional paid-in capital                                            105,269               --               --
Accumulated other comprehensive loss                                   (3,468)          (4,469)          (3,405)
Accumulated deficit                                                   (14,731)        (111,236)        (136,360)
Subscriptions receivable                                               (2,406)          (2,637)          (2,224)
                                                                    ---------       ----------       ----------
    Total shareholders' equity (deficiency)                         $ 101,155       $    4,355       $  (19,526)
                                                                    ---------       ----------       ----------

Movements during the financial period
Issued capital
    Balance at the beginning of the financial period                $  16,344       $   16,491       $  122,697
    Ordinary shares issued on exercise of options                         147               --               --
    Shares cancelled under Employee Share Plan                             --               --             (494)
    Stock compensation expense                                             --               --              260
    Transfer balance of additional paid-in capital to share
    capital on July 1, 1998 resulting from amendments
    to the Australian Corporations Law abolishing par
    value shares                                                           --          106,206               --
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                      $  16,491       $  122,697       $  122,463
                                                                    ---------       ----------       ----------

Additional paid-in capital
    Balance at the beginning of the financial period                $ 102,421       $  105,269       $       --
    Share placement issue costs                                            (8)              --               --
    Premium on ordinary shares issued on exercise
    of options                                                          1,395               --               --
    Additional paid-in capital in respect of stock
    compensation                                                        1,461              937               --
    Transfer of balance of additional paid-in capital to share capital on July 1, 1998 resulting from amendments
    to the Australian Corporations Law abolishing par
    value shares                                                           --         (106,206)              --
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                      $ 105,269       $       --       $       --
                                                                    ---------       ----------       ----------

Accumulated deficit
    Balance at the beginning of the financial period                $ (25,011)      $  (14,731)      $ (111,236)
    Net income (loss)                                                  10,280          (96,505)         (25,124)
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                      $ (14,731)      $ (111,236)      $ (136,360)
                                                                    ---------       ----------       ----------

Subscriptions receivable
    Balance at the beginning of the financial period                $  (2,740)      $   (2,406)      $   (2,637)
    Changes in Employee Share Plan loans                                  524               11              494
    Discount on Employee Share Plan loans                                (190)            (242)             (81)
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                      $  (2,406)      $   (2,637)      $   (2,224)
                                                                    ---------       ----------       ----------

Accumulated other comprehensive loss
    Unrealized loss on investment securities
    Balance at the beginning of the financial period                $     444       $      (13)      $      (15)
    Unrealized losses arising during the period                          (457)              (2)              (1)
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                            (13)             (15)             (16)
                                                                    ---------       ----------       ----------

    Foreign currency translation reserve
    Balance at the beginning of the financial period                      (57)          (3,455)          (4,454)
    Current period change                                              (3,398)            (999)           1,065
                                                                    ---------       ----------       ----------
    Balance at the end of the financial period                         (3,455)          (4,454)          (3,389)
                                                                    ---------       ----------       ----------

    Balance at the end of the financial period                      $  (3,468)      $   (4,469)      $   (3,405)
                                                                    ---------       ----------       ----------

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 1999, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $98,000 (1998: $1,042,000).

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

In addition, a subsidiary has contingent liabilities in respect of its commodity hedging program (see Note 9(d)).

                                                                                                December 31,
                                                                                                    1999
                                                                                                ------------
(US dollars, in thousands)

(b) Lease commitments

Future operating lease rentals on property:
Due not later than 1 year                                                                          $ 260
Due later than 1 year but not later than 2 years                                                     172
Due later than 2 years but not later than 3 years                                                    185
Due later than 3 years but not later than 4 years                                                    192
Due later than 4 years but not later than 5 years                                                     64
Due later than 5 years                                                                                --
                                                                                                   -----
                                                                                                   $ 873
                                                                                                   -----

Rent expense for the years ended December 31, 1997, 1998 and 1999 was $396,000, $394,000 and $384,000, respectively.

The Group has entered into a seismic data purchase agreement through November 2004 covering 100 lease blocks in the Outer Continental Shelf of the Gulf of Mexico, which provides for payments of overriding interests to the seismic provider on three of the Group's unproved leases and on wells drilled on leases acquired as a result of the seismic data. The Group is committed to a minimum payment of $1.6 million.

(c) Guarantees

The Company has guaranteed the fulfilment by controlled entities of commitments to provide funds for expenditure in respect of exploration, evaluation and development of projects and investments as and when they fall due. Most of these guarantees are in the process of being released.

(d) Superannuation commitments

The Group contributes to one employer established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries. The Group is under no legal obligation to make up any shortfall in the employer established accumulation fund's assets or to meet payments due to employees. No actuarial assessment has been undertaken and an assessment is not required. The assets of the fund are sufficient to meet all benefits payable in the event of its termination, or the voluntary or compulsory termination of employment of each employee of the Group. During the years ended December 31, 1997, 1998 and 1999, superannuation contributions were $179,000, $220,000 and $142,000, respectively.

13. SEGMENT REPORTING

In the years ended December 31, 1997, 1998 and 1999, the Group operated predominantly within the USA in oil and gas exploration and production. All operating revenues are derived in the USA from sales of oil and gas. Virtually all long lived assets are located in the USA and are utilized in oil and gas exploration, development and production.

14. RELATED PARTY DISCLOSURES

(a) Directors

At December 31, 1999 the aggregate amount of loans outstanding to directors was $2,083,000 (December 1998: $2,419,000; 1997: $2,419,000). These loans were five year interest free loans made under the Company's Employee Share Plan to finance the purchase of the Company's shares. The outstanding loans were to three directors of the Company.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the Group during the year by this company was $298,000 (1998: $437,000; 1997: $290,000).

(b) Related entities

Climax Mining Ltd was charged an amount of $238,000 by the Company for the provision of management, financial and office services for the year to December 31, 1999 (1998: $347,000; 1997: $475,000).

15. SALE OF A WORKING INTEREST

On February 1, 1999, the Group completed the sale of a 50% working interest in certain of its oil and gas properties to an unrelated party for $68.3 million. The transaction was effective January 1, 1999. As a result of the sale, a non-cash impairment of approximately $27 million was recognized at December 31, 1998, to properly value the assets at their fair value. This charge is included in the $72.9 million impairment shown in the accompanying financial statements. Revenues in 1998 attributed to the 50% working interest that was sold were $41 million.

                                                                                  Twelve months ended
                                                                       December 31,   December 31,   December 31,
                                                                           1997           1998           1999
(US dollars, in thousands)
-----------------------------------------------------------------------------------------------------------------
16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:
Interest                                                                    $ 6,022      $  8,202      $  6,313
Income taxes                                                                    136           262           155

17. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY (DEFICIT) FROM AUSTRALIAN GAAP TO US GAAP

The company prepares separate Australian dollar financial statements in conformity with Australian generally accepted accounting principles ("AUS GAAP"), as its primary listing is on the Australian Stock Exchange. The purpose of this note is to reconcile net income (loss) and shareholders' equity (deficit), utilizing the US dollar as the reporting currency for both AUS GAAP and US GAAP, and list the principal differences between AUS GAAP and US GAAP.

                                                                             Twelve months ended
                                                                  December 31,  December 31,   December 31,
                                                                      1997          1998           1999
(US dollars, in thousands)
------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with US GAAP                        $  10,280     $ (96,505)      $ (25,124)

Adjustments for:
    Climax Mining Ltd                                                   1,596            --          (2,912)
    Oil and gas exploration expenditure                                 6,316         2,714             207
    Oil and gas exploration amortized                                  (1,378)       (1,609)           (378)
    Dry hole costs and impairments                                         --        (5,010)             --
    Rehabilitation expenses                                               (56)           16             (68)
    Deferred compensation expense                                        (280)           37              --
    Stock compensation expense                                          1,461           937             260
    Interest income on subscriptions receivable                          (190)         (242)            (81)
    Tax effect of AUS GAAP adjustments                                 (2,345)        5,132           1,019
                                                                    ---------     ---------       ---------
Net income (loss) in accordance with AUS GAAP                       $  15,404     $ (94,530)      $ (27,077)
                                                                    ---------     ---------       ---------
Shareholders' equity (deficit) in accordance with
    US GAAP at period end                                           $ 101,155     $   4,355       $ (19,526)

Adjustments for:
    Equity in Climax Mining Ltd                                         5,678         5,166              --
    Oil and gas exploration expenditure                                16,327        14,599          14,806
    Oil and gas exploration amortized                                  (2,344)       (4,468)         (4,846)
    Rehabilitation expenses                                               140           104              36
    Deferred compensation expense                                         205           206             220
    Subscriptions receivable in respect of employee shares              3,288         2,502           2,171
    Cumulative effect of AUS GAAP adjustments on foreign
        currency translation reserve                                     (655)           (1)             (1)
    Other                                                                  20            23              25
    Cumulative tax effect of AUS GAAP adjustments                      (6,410)         (998)            (88)
                                                                    ---------     ---------       ---------
Shareholders' equity (deficit) in accordance
    with Australian GAAP at period end                              $ 117,404     $  21,488       $  (7,203)
                                                                    ---------     ---------       ---------

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

INVESTMENTS IN AFFILIATES

During the period when the company held an investment in an affiliate, AUS GAAP permitted the investments in affiliates to be recorded at cost. During this period, AUS GAAP permitted investments to be revalued. During this period income from investments in affiliates is recognized only to the extent of dividends received or receivable from post-acquisition profits of the investee.

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

Estimates of proved and proved developed reserves at December 31, 1997, 1998 and 1999 were based on studies performed by Ryder Scott Company L.P.

No major discovery or other favourable or adverse event subsequent to December 31, 1999 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States), as estimated by Ryder Scott Company L.P.

                                                         ------------------------------------
                                                             CRUDE                 NATURAL
                                                              OIL                    GAS
                                                             (MBbl)                (MMcf)
                                                         ------------------------------------
Proved developed and undeveloped reserves:
December 31, 1996                                               8,318                 73,291

    Revisions of previous estimates                             2,220                 12,194
    Extensions, discoveries and other additions                 3,181                 64,604
    Production                                                 (3,078)               (27,940)
                                                         ------------           ------------
December 31, 1997                                              10,641                122,149

    Revisions of previous estimates                               (52)               (12,974)
    Extensions, discoveries and other additions                 1,168                  4,738
    Sales of reserves in place *                               (4,067)               (31,711)
    Purchase of reserves in place                                  --                  1,440
    Production                                                 (2,353)               (25,390)
                                                         ------------           ------------
December 31, 1998                                               5,337                 58,252

    Revisions of previous estimates                              (432)                (7,384)
    Extensions, discoveries and other additions                   376                 14,162
    Production                                                   (812)                (8,247)
                                                         ------------           ------------

December 31, 1999                                               4,469                 56,783
                                                         ------------           ------------

Proved developed reserves:
December 31, 1997                                               8,430                 88,199
December 31, 1998                                               3,054                 26,965
December 31, 1999                                               2,090                 21,950

* relates to sale to Apache Corporation of a 50% working interest in certain properties effective January 1, 1999.

Approximately 59% of the Group's total proved reserves at December 31, 1999 were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Petsec Energy Inc.'s financial resources are limited, and there can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. Petsec Energy Inc.'s revolving credit facility has a borrowing base that is determined by the value of its oil and gas properties reviewed monthly by the creditor. The creditor has substantial discretion to place reserves against the borrowing base. See Note 9 for additional explanation regarding Petsec Energy Inc.'s liquidity problems.

                                                                   DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                        1997             1998              1999
                                                                   ------------------------------------------------
                                                                              (US DOLLARS, IN THOUSANDS)
Capitalized costs for oil and gas producing activities consist of the following:
    Proved properties                                              $    294,005      $    199,586      $    207,881
    Unproved properties                                                  20,759            31,984            14,036
                                                                   ------------      ------------      ------------
        Total capitalized costs                                         314,764           231,570           221,917
    Accumulated depletion, depreciation and amortization               (106,392)         (132,739)         (140,930)
                                                                   ------------      ------------      ------------

        Net capitalized costs                                      $    208,372      $     98,831      $     80,987
                                                                   ------------      ------------      ------------



                                                                        ----------------------------------------------
                                                                                       TWELVE MONTHS ENDED
                                                                         DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                                             1997             1998             1999
                                                                        ----------------------------------------------
                                                                                    (US DOLLARS, IN THOUSANDS)
Costs incurred for oil and gas property acquisition, exploration and development activities are as follows:
    Lease acquisition                                                    $      8,437     $      7,836     $      2,610
    Exploration                                                               115,523          107,111           14,745
    Development                                                                31,327           10,301            1,216
                                                                         ------------     ------------     ------------

        Total costs incurred                                             $    155,287     $    125,248     $     18,571
                                                                         ------------     ------------     ------------


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 (SFAS No. 69) "Disclosures about Oil and Gas Producing Activities" and based on natural gas and crude oil reserve and production volumes estimated by Ryder Scott Company L.P.. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Group or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Group.

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

Under the standardized measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for fixed and determinable escalations including hedged prices to the estimated future production of period end proved reserves. As of December 31, 1999 approximately 4.6 million MMbtu of the Group's future gas production and 152,000 barrels of oil were subject to such positions. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carry forwards. Use of a 10% annual discount rate is required by SFAS No. 69.

Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows. For the purpose of this disclosure below, the effect of the sale of interest in certain oil and gas properties effective January 1, 1999 are reflected as if sold on December 31, 1998.

                                                                       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                          1997              1998              1999
                                                                       ------------------------------------------------
                                                                                   (US DOLLARS, IN THOUSANDS)

Future cash inflows                                                    $    472,470      $    183,371      $    252,284
    Future production costs                                                (101,765)          (55,456)          (46,752)
    Future development and abandonment costs                                (53,851)          (44,783)          (54,704)
    Future income tax expense                                               (64,064)               --                --
                                                                       ------------      ------------      ------------

Future net cash flows after income taxes                                    252,790            83,132           150,828
10% annual discount for estimated timing of cash flows                      (48,676)          (16,079)          (37,689)
                                                                       ------------      ------------      ------------

    Standardized measure of discounted future net cash flows           $    204,114      $     67,053      $    113,139
                                                                       ------------      ------------      ------------
A summary of the changes in the standardized measure of
discounted future net cash flows applicable to proved oil and gas reserves is as follows:

Beginning of the period                                                $    223,381      $    204,114      $     67,053
                                                                       ------------      ------------      ------------

    Sales and transfers of oil and gas produced, net of production
        costs                                                              (113,462)          (77,028)          (23,955)
    Net changes in prices and production costs                             (142,243)          (86,433)           71,653
    Extensions, discoveries and improved recoveries, net of
        future production and development costs                             134,467            13,422            30,284
    Net changes due to revision in quantity estimates                        40,994           (21,677)          (18,204)
    Development costs incurred during the financial period                    1,050             2,251               160
    Sales of reserves in place *                                                 --           (57,164)               --
    Purchase of reserves in place                                                --             1,646                --
    Change in estimated future development costs                             (5,674)            5,499            (7,562)
    Accretion of discount                                                    32,481            30,749             6,705
    Change in timing of production                                               --                --           (12,995)
    Net change in income taxes                                               33,120            51,674                --
                                                                       ------------      ------------      ------------

    Net increase (decrease)                                                 (19,267)         (137,061)           46,086
                                                                       ------------      ------------      ------------

End of the period                                                      $    204,114      $     67,053      $    113,139
                                                                       ------------      ------------      ------------


The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 1999 was based on average natural gas prices of approximately $2.43 per mcf and on average liquids of approximately $25.61 per barrel, before hedging effects.

    * Relates to sale to Apache Corporation of a 50% working interest in certain properties effective January 1, 1999.

                                             Petsec Energy Ltd and subsidiaries



INDEPENDENT AUDITOR'S REPORT



THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PETSEC ENERGY LTD



We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to report on these consolidated financial statements based on the results of our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia, which do not differ in any significant respect from auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petsec Energy Ltd and its subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Petsec Energy Ltd will continue as a going concern. As discussed in Note 9(a) to the financial statements, Petsec Energy Ltd's wholly owned subsidiary, Petsec Energy Inc. ("PEI"), is in default of the borrowing covenants for its unsecured notes. PEI and, accordingly, Petsec Energy Ltd have suffered losses from operations and have net capital deficiencies. Furthermore, subsequent to year end PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. At December 31, 1999, these circumstances raised substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 9(a). The 1999 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Because of the significance of the uncertainty discussed in the proceeding paragraph, we are unable to express, and we do not express, an opinion on the accompanying 1999 consolidated financial statements.

April 15, 2000

KPMG

                                 EXHIBIT INDEX



                   23.1       Consent of KPMG
                   23.2       Consent of Ryder Scott Company