Form 20-F
period 2001-12-31
PETSEC ENERGY LTD
filed 2003-02-10
CIK 1017910

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ]                REGISTRATION STATEMENT PURSUANT TO SECTION
               12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

[ ]              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                       OF SECURITIES EXCHANGE ACT OF 1934
           For the transition period from_______________to_______________

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
             (Exact name of Registrant as specified in its charter)

                           NEW SOUTH WALES, AUSTRALIA
                 (Jurisdiction of incorporation or organization)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

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

                           105,736,041 Ordinary Shares

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

                                 Item 17 [ ] Item 18 [X]

    Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the
        Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Yes [X] No [ ]

                                TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
Introduction......................................................................        3
Glossary of Certain Industry Terms................................................    4 - 5

                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisers...........        6
Item 2.           Offer Statistics and Expected Timetable.........................        6
Item 3.           Key Information.................................................   7 - 11
Item 4.           Information on the Company......................................  12 - 20
Item 5.           Operating and Financial Review and Prospects....................  21 - 33
Item 6.           Directors, Senior Management and Employees......................  34 - 37
Item 7.           Major Shareholders and Related Party Transactions...............  38 - 39
Item 8.           Financial Information...........................................       39
Item 9.           The Offer and Listing...........................................  40 - 42
Item 10.          Additional Information..........................................  43 - 53
Item 11.          Quantitative and Qualitative Disclosure about Market Risk.......       53
Item 12.          Description of Securities Other Than Equity Securities..........       54

                                     PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies.................       54
Item 14.          Material Modifications to the Rights of Security Holders and
                  Use of Proceeds.................................................       54
Item 15.          Reserved........................................................       54
Item 16.          Reserved........................................................       54

                                    PART III

Item 17.       Financial Statements...............................................       55
Item 18.       Financial Statements...............................................       55
Item 19.       Exhibits...........................................................       55

Signatures........................................................................       56
Exhibit Index.....................................................................       58

                                  INTRODUCTION

Unless the context otherwise indicates, references in this Form 20-F to "we", "Petsec" or the "Company" are to Petsec Energy Ltd, an Australian public company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The reference "PEL" is used to refer to Petsec Energy Ltd, the Australian public company, separately from its subsidiaries. The reference to "PEI" is used to refer to Petsec Energy Inc., Petsec Energy Ltd's wholly owned US subsidiary. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("AUS GAAP"). The Company also publishes consolidated financial statements in US dollars and under US generally accepted accounting principles ("US GAAP") as set out under Item 18 in this Form 20-F. All financial information in this Form 20-F is based on US GAAP.

This report covers the years ended December 31, 1999, 2000 and 2001.

In 1999, PEI engaged a financial advisor and commenced discussions with the holders of its US$100 million 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes") to restructure the 9 1/2% Notes. In addition, PEL decided that no additional funding would be made available to PEI, until a restructuring proposal acceptable to PEL was achieved. There was no recourse to PEL in relation to the outstanding debt of PEI.

On April 13, 2000, PEI filed for Chapter 11 protection under the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date for financial accounting purposes. An agreement was reached between and among PEI, Petsec (USA) Inc. a Nevada corporation and wholly owned subsidiary of PEL, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the U.S. The sale of PEI's assets was completed in December 2000.

On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. The Company regained control over PEI and the results of PEI have been consolidated into the Company from that date.

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

                                     PART I

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                 Not applicable

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not applicable

                            ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the periods indicated. The financial data for each of the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects " and the financial statements and notes thereto included elsewhere in this Annual Report.

         On April 13, 2000, the Company's wholly owned US subsidiary Petsec Energy Inc, ("PEI"), filed for Chapter 11 protection under the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated for financial accounting reporting purposes as of that date. On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. The Company regained control over PEI and the results of PEI have been consolidated into the Company from that date

                                                                               Year ended December 31
                                                           ----------------------------------------------------------
                                                           1997          1998          1999         2000         2001
                                                                      (In thousands, except per share data)

INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties)                  $ 125,139      $  92,017     $  31,000      $ 8,257    $      -
                                                        ---------      ---------     ---------      -------    --------

  Lease operating expenses                                 11,527         14,989         7,045        1,657           -
  Depletion, depreciation and amortization                 63,903         57,672        21,295        4,845          28
  Exploration expenditure                                   7,328          7,427         2,750          365         422
  Dry hole and abandonment costs                           10,454         27,503         2,840          611         877
  Impairment expense                                            -         72,916         7,480            -           -
  General, administrative and other expenses                9,001         10,777         6,859        3,625       1,264
  Stock compensation expense                                1,461            937           260          138          11
                                                        ---------      ---------     ---------      -------    --------

     Total operating expenses                             103,674        192,221        48,529       11,241       2,602
                                                        ---------      ---------     ---------      -------    --------

  Income (loss) from operations                            21,465       (100,204)      (17,529)      (2,984)     (2,602)
  Other income (expense)                                      132            (86)          260            1         200
  Profit on sale of assets                                     31             68           241          592           9
  Profit on sale of investments                                 -              -         2,561            -           -
  Interest expense                                         (6,022)        (9,044)      (10,963)      (3,378)          -
  Interest income                                           1,685          1,214         1,070        1,037         447
  Equity in loss of affiliates                             (1,595)             -             -            -           -
                                                        ---------      ---------     ---------      -------    --------

  Income (loss) before income tax                          15,696       (108,052)      (24,360)      (4,732)     (1,946)
  Income tax benefit (expense)                             (5,416)        11,547          (764)         (10)          8
                                                        ---------      ---------     ---------      -------    --------

  Net income (loss) before extraordinary item           $  10,280      $ (96,505)    $ (25,124)     $(4,742)   $ (1,938)
  Extraordinary gain
     Recognition of deferred gain on subsidiary
       emergence from bankruptcy                                -              -             -            -      37,147
     Distribution from bankruptcy trustee                       -              -             -            -       1,103
                                                        ---------      ---------     ---------      -------    --------

     Net income (loss)                                  $  10,280      $ (96,505)    $ (25,124)     $(4,742)   $ 36,312
                                                        ---------      ---------     ---------      -------    --------

BASIC AND DILUTED EARNINGS PER SHARE (cents):
  Earnings (loss) before extraordinary item per share   $    0.10      $   (0.90)    $   (0.23)    $  (0.04)   $  (0.02)
  Extraordinary item per share                                  -              -             -            -        0.36
                                                        ---------------------------------------------------------------
  Earnings (loss) per share                             $    0.10      $   (0.90)    $   (0.23)    $  (0.04)   $   0.34
                                                        ---------------------------------------------------------------

  Earnings (loss) before extraordinary item per ADR     $    0.48      $   (4.48)    $   (1.17)    $  (0.22)   $  (0.10)
  Extraordinary item per ADR                                    -              -             -            -        1.82
                                                        ---------------------------------------------------------------
  Earnings (loss) per ADR                               $    0.48      $   (4.48)    $   (1.17)    $  (0.22)   $   1.72
                                                        ---------------------------------------------------------------

  Weighted average number of ordinary
      shares outstanding                                  107,320        107,601       107,429      106,589     105,752

CASH FLOW DATA:
  Net cash provided by (used in) operating activities   $  90,806      $  55,056     $  12,588     $    518    $ (1,166)
  Net cash (used in) provided by investing activities    (145,790)      (134,750)       60,408       (5,911)        104
  Net cash provided by (used in) financing activities      61,512         74,011       (66,125)      (2,185)          -

BALANCE SHEET DATA:
  Total assets                                          $ 247,962      $ 199,213     $ 110,536     $ 16,036    $ 15,096
  Current maturities - credit facility                          -         67,250         7,875            -           -
  Borrowings less current maturities                       99,630        106,406        99,684            -           -
  Shareholders' equity (deficiency)                       101,155          4,355       (19,526)     (22,953)     13,584

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

         The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:

                                                                   US Dollar Per Australian Dollar
                                                       -------------------------------------------------------
           Period                                      Average*         High           Low       End of Period
           ------                                      --------         ----           ---       -------------
Year ended December 31, 1997                            0.7385         0.7978         0.6490         0.6515
Year ended December 31, 1998                            0.6295         0.6868         0.5550         0.6123
Year ended December 31, 1999                            0.6444         0.6705         0.6179         0.6560
Year ended December 31, 2000                            0.5746         0.6386         0.5162         0.5489
Year ended December 31, 2001                            0.5075         0.5714         0.4812         0.5062
   Six months ended June 30, 2002                       0.5303         0.5772         0.5075         0.5506
   January 2002                                         0.5168         0.5246         0.5075         0.5011
   February 2002                                        0.5134         0.5188         0.5078         0.5097
   March 2002                                           0.5254         0.5305         0.5182         0.5288
   April 2002                                           0.5359         0.5445         0.5277         0.5335
   May 2002                                             0.5504         0.5637         0.5355         0.5582
   June 2002                                            0.5684         0.5772         0.5580         0.5506
   July 2002                                            0.5537         0.5670         0.5372         0.5383
   August 2002                                          0.5418         0.5527         0.5282         0.5472
   September 2002                                       0.5471         0.5518         0.5425         0.5385
   October 2002                                         0.5503         0.5587         0.5427         0.5482
   November 2002                                        0.5617         0.5668         0.5548         0.5557
   December 2002                                        0.5635         0.5666         0.5593         0.5598

* Average of Noon Buying Rates for the period based on month end rates

         Fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar equivalent of the Australian dollar price of the Company's Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the Company's ADR's in the United States. Such fluctuations also would affect the US dollar amounts received by holders of ADR's on conversion by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares underlying the ADR's.

         The Company's primary activities are in the United States through PEI, PEL's wholly owned US operating subsidiary, and its transactions are denominated predominantly in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars. Such fluctuations would affect the Company's financial results as reported in Australian dollars.

         The Company has not paid any dividends for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001.

B. CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D. RISK FACTORS

THE COMPANY HAS LIMITED OPERATIONS AND HAS DISPOSED OF ALL OF ITS PROPERTIES WITH PROVED RESERVES OR PRODUCTION.

         The Company's principal assets consist of cash and its interest in its wholly owned subsidiary, PEI. As described under "Item 4 - Information on the Company - A. History and Development of the Company", PEI sold all of its properties with proved reserves or production. PEI has reduced its staff from 23 employees at December 31, 1999 to 5 as of June 27, 2002. The Company and PEI have limited capital resources. For the immediate future, the Company's prospects for growth will depend upon a limited asset base.

WE MAY NOT BE ABLE TO FIND OR ACQUIRE SIGNIFICANT PROVED RESERVES.

         The Company currently does not have any production. The Company's future natural gas and oil production is highly dependent upon its level of success in finding, developing or acquiring reserves that are economically recoverable. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to find or acquire oil and gas reserves if cash flow from operations is limited and external sources of capital become limited or unavailable. We cannot assure you that our future exploration, development and acquisition activities will result in significant proved reserves or that we will be able to drill productive wells at acceptable costs. In addition, most of our leases with working interests are in the Gulf of Mexico. In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Gulf of Mexico reservoirs experience steep declines, while the declines in long-lived fields in other regions are relatively slow. Any future reserves discovered on our existing leases will decline as they are produced unless we acquire additional properties with proved reserves.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

         In the past, we have spent a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Substantial capital expenditures are required to access reserves and undertake a drilling program to find new reserves. We expect our total capital expenditures in 2002 to be at least $5 million. If low oil and natural gas prices, drilling or production delays, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our drilling and development program. We do not have a bank credit facility and we may not be able to borrow the funds necessary to support our working capital needs or our capital expenditures program. After utilizing our available sources of financing, we may be forced to raise additional debt or equity proceeds to fund such expenditures. Our financial resources are limited, and we cannot assure you that additional debt or equity financing or cash generated by operations will be available to meet these requirements. A curtailment of capital spending could adversely affect our ability to create production and our future cash flow from operations. See "Item 5--Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

         Our operations are dependent upon a relatively small group of key management and technical personnel. Although we have entered into contracts with these managers and technical personnel, we cannot assure you that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company.

COMPETITION WITHIN OUR INDUSTRY MAY ADVERSELY AFFECT OUR OPERATIONS.

         We operate in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties and the equipment and labor required to develop and operate such properties. Most of these competitors have financial and other resources substantially greater than ours. See "Item 4 - Information on the Company - Competition."

OIL AND GAS PRICE DECLINES AND THEIR VOLATILITY COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

         Prices for oil and natural gas fluctuate widely. The Company's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and natural gas. Increases and decreases in prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also reduce the amount of oil and natural gas that we can produce economically. Any substantial or extended decline in the prices of or the demand for oil and natural gas would have a material adverse effect on our financial condition and results of operations

         We cannot predict future oil and natural gas prices. Factors that can cause price fluctuations include:

     - relatively minor changes in the supply of and demand for oil and natural gas;

     -   market uncertainty;

     -   the level of consumer product demand;

     -   weather conditions;

     -   domestic and foreign governmental regulations;

     -   the price and availability of alternative fuels;

     - political and economic conditions in oil producing countries, particularly those in the Middle East;

     -   the foreign supply of oil and natural gas;

     -   the price of oil and gas imports; or

     -   general economic conditions.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS RISKS OF OIL AND GAS DRILLING AND PRODUCTION ACTIVITIES.

         Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be found. The cost of drilling and completing the wells is often uncertain. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

     -   unexpected drilling conditions;

     -   geological pressure or irregularities in formations;

     -   equipment failures or accidents;

     -   weather conditions;

     -   shortages in experienced labor; and

     -   shortages or delays in the delivery of equipment.

         The prevailing prices of oil and natural gas also affect the cost of and demand for drilling rigs, production equipment and related services.

         We cannot assure you that the wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING RISKS.

         The exploration, development and production of oil and natural gas involves risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. For example, most of our oil and gas operations are located offshore in the Gulf of Mexico. The Gulf of Mexico area experiences tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

Our oil and gas operations are subject to various U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include permits for exploration, development and production operations, such as permits for discharges of waste waters and other substances generated in connection with drilling operations, bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and gas, these agencies have restricted the rate of flow of oil and gas wells below actual production capacity. In addition, the U.S. federal Oil Pollution Act, as amended ("OPA"), requires operators of offshore facilities such as us to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under OPA and other U.S. federal and state environmental statutes, including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and the federal Resource Conservation and Recovery Act, as amended ("RCRA"), owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of our facilities subject to laws such as OPA, CERCLA and RCRA could have a material adverse effect on our results of operations, competitive position or financial condition. U.S. federal, state and local laws regulate the production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances, and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. See "Item 4--Information on the Company."

                       ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Petsec Energy Ltd is an independent oil and gas exploration and production company operating in the shallow waters of the Gulf of Mexico, U.S.A. It is an Australian public company incorporated in New South Wales, Australia on December 7, 1967 with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depositary Receipts ("ADR's") traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.OB). In 1990, the Company incorporated PEI, its wholly owned subsidiary, and commenced evaluating oil and gas exploration opportunities in the U.S., primarily in the Gulf of Mexico, offshore Louisiana.

         The Company has acquired substantially all of its leases on the Outer Continental Shelf at federal or state lease sales. Until December 31, 1998, the Company held 100% working interests in its Gulf of Mexico properties. A disappointing drilling program in 1998 compounded by low oil and gas prices caused PEI's outstanding debt to reach unacceptable levels. Effective January 1, 1999, PEI sold a 50% working interest in a substantial number of its properties to Apache Corporation, an unrelated independent exploration and production company. It also transferred operations on the properties sold. Proceeds from the sale were used to reduce debt.

         PEI engaged a financial advisor in October 1999 to assist with the restructure of its $100 million 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes"). PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999, and was in default under the indenture governing the 9 1/2% Notes (the "Indenture").

         PEI subsequently filed a voluntary petition under Chapter 11 of the US Bankruptcy Code (the "Bankruptcy Code") on April 13, 2000. An agreement was reached between and among PEI, Petsec (USA) Inc. a Nevada corporation and wholly owned subsidiary of Petsec Energy Ltd, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the U.S. The sale of PEI's assets was completed in December 2000 pursuant to a Plan of Reorganization approved under the Bankruptcy Code.

         The Company acquired working interests in five untested exploration leases from PEI pursuant to the sale of assets under PEI's Plan of Reorganization. On January 16, 2001 PEI emerged from Chapter 11 and the Company regained control of PEI and its geological and geophysical database, and related office equipment.

         The Company entered into agreements with three independent U.S. oil and gas companies to bid for exploration leases in the March 2001 lease sale held in New Orleans, Louisiana by the Minerals Management Service ("MMS") of the United States. The submitted bids were the high bids on five leases and subsequently were awarded by the MMS. The Company retained overriding royalty interests of 4% to 7% in each of the five leases. The Company subsequently added a 30% working interest in one of the leases by contributing part of the acquisition cost.

         As of December 31, 2001, the Company has overriding royalty interests or working interests in nine exploration leases located in the Gulf of Mexico, offshore Louisiana and Texas. Two of the leases on which the Company has an overriding royalty interest were drilled in 2002 and are expected to commence production in the third quarter of 2002.

The Company is registered with the Australian Securities and Investment Commission, Australian Company Number 000 602 700. The principal address and telephone number is as follows:

                                Petsec Energy Ltd
                                Level 13
                                1 Alfred Street
                                Sydney, NSW 2000
                                Australia

                                011-612-9247-4605

B. BUSINESS OVERVIEW

         Following the completion of the PEI reorganization in January 2001, the Company focused on re-establishing its U.S. oil and gas operations. The Company has working interests in five untested exploration leases and is seeking industry partners to drill and develop prospects on these leases. In 2001, non-cost bearing overriding royalty interests in five leases were retained in prospects developed from its geological and geophysical database. The Company has also established a new management and technical team located in Lafayette, Louisiana in the U.S.

         In the first quarter of 2002, the Company agreed to earn a 25% working interest in a block in the Beibu Gulf, offshore China by contributing to drilling of a well. The well discovered 30 feet of net oil pay but was plugged and abandoned subject to further appraisal. Since then, a 3D seismic survey has been completed over the entire block to supplement seismic data shot in 1993 and 1994. This should better define the four previously known oil discoveries, the new discovery and remaining exploration potential. Seismic interpretation and planning for 2003 exploration is in progress.

         During 2002, four wells were drilled successfully on Ship Shoal 184 and 191, offshore Louisiana in which the company has a 7% overriding royalty interest, one on Ship Shoal 184 and three on Ship Shoal 191. Gas and oil production commenced in the fourth quarter of 2002, with first cash royalties expected to be received in first quarter 2003.

         The Company also acquired a 75% working interest in an exploration lease (West Cameron 343, offshore Louisiana) at the March 2002 lease sale held in New Orleans, Louisiana by the Minerals Management Service. In addition, the Company earnt a 75% working interest in an adjacent lease (West Cameron 352) by drilling a well in October 2002. A total of three wells were drilled on these two leases during the fourth quarter of 2002, each well encountering hydrocarbon-bearing sands with economic potential. The existing production platform on West Cameron 352 has been upgraded and production from all three wells commenced towards the end of January 2003.

LIKELY DEVELOPMENTS

         Future exploration plans for the Gulf of Mexico and the Beibu Gulf will be determined by forecast availability of funds, including expected cashflow from production.

Independent assessments of proved and probable reserves of the West Cameron leases will be completed when gas flow rates have stabilised.

OIL AND GAS RESERVES

         The Company had no proved reserves at December 31, 2001.

         The following table sets forth estimated net proved oil and gas reserves of the Company (all of which were held in PEI), and the associated historical estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 1999, 2000 and 2001. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

                                                                                As of December 31,
                                                                --------------------------------------------
                                                                   1999                 2000(4)         2001
TOTAL NET PROVED:
     Oil (MBbls)                                                    4,469                  -             -
     Gas (MMcf)                                                    56,783                  -             -
     Total (Mmcfe)                                                 83,597                  -             -

NET PROVED DEVELOPED:
     Oil (MBbls)                                                    2,090                  -             -
     Gas (MMcf)                                                    21,950                  -             -
     Total (Mmcfe)                                                 34,490                  -             -

Estimated future net revenues before income taxes
   (in thousands)                                               $ 150,828                  -             -
Present value of estimated future net revenues before
   income taxes (in thousands) (1)                              $ 113,139                  -             -
Standardized measure of discounted future net cash flows
   (in thousands) (2) (3)                                       $ 113,139                  -             -
Average prices used in calculating the net
present values:

Oil ($ per Bbl)                                                 $   25.61                  -             -
Gas ($ per Mcf)                                                 $    2.43                  -             -

(1) The present value of estimated future net revenues before income taxes attributable to the Company's reserves was prepared using constant prices, including the effects of hedging as of the calculation date, discounted at 10% per annum on a pre-tax basis. These prices have varied significantly from year to year, affecting the net present values, and are not necessarily representative of current prices.

(2) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income tax discounted at 10% per annum.

(3) Income taxes have not been provided for in 1999 due to the Company's availability of net operating loss carryforwards at that date.

(4) As a result of the sale of all of PEI's assets in 2000 pursuant to its Plan of Reorganization, the Company had no proved reserves at December 31, 2000 and December 31, 2001.

         There are numerous uncertainties inherent in estimating quantities of proved reserves, future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates generally differ from the quantities of oil and gas ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

         Acquisition and development costs. The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities in the Gulf of Mexico during the period indicated.

                                                         Years ended December 31,
                                                         ------------------------

                                                1999             2000(1)            2001
                                                ----             ------             ----
                                                             (In Thousands)
Acquisition costs                             $  2,610          $  2,884          $    90
Exploration costs                               14,745               682              875
Development costs                                1,216             1,889                -
                                              --------          --------          -------

Total costs incurred                          $ 18,571          $  5,455          $   965
                                              ========          ========          =======

(1)Represents costs related to the activities of PEI between January 1, 2000 and April 13, 2000 and acquisition of five leases by the Company from the PEI asset sale.

         Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 2001.

                                                                    Gross                    Net
                                                                    -----                    ---
Productive wells (1):
Oil                                                                     -                       -
Gas                                                                     -                       -
                                                                   ------                  ------

Total                                                                   -                       -
                                                                   ------                  ------

Developed Acreage (1)                                                   -                       -
Undeveloped Acreage (1)(2)                                         24,619                  21,123
                                                                   ------                  ------

Total                                                              24,619                  21,123
                                                                   ------                  ------

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

(2) Leases covering 69% of the Company's undeveloped acreage will expire in 2003, 24% will expire in 2004, and the balance will expire in 2006.

              Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                                                Years ended December 31,
                                           -----------------------------------------------------------------

                                                 1999                  2000(1)                   2001
                                                 ----                  -------                   ----

                                            Gross      Net         Gross        Net         Gross      Net
Gulf of Mexico
 Exploratory wells                            6        2.6           1          0.2           -          -
 Development wells                            2        0.8           -            -           -          -
 Dry holes                                    1        0.5           -            -           1        0.1
 Abandoned wells                              1        0.2           -            -           -          -
                                            ---        ---         ---          ---         ---        ---

     Total                                   10        4.1           1          0.2           1        0.1
                                            ===        ===         ===          ===         ===        ===

      (1)Relates to activity in 2000 by PEI between January 1, 2000 and April 13, 2000.

OIL AND GAS MARKETING

         The Company had no production at December 31, 2001.

PRODUCTION SALES CONTRACTS

         The Company had no marketing contracts in place at December 31, 2001.

COMPETITION

         The oil and gas industry is highly competitive. The Company will compete for the acquisition of oil and gas properties with numerous other entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties, to access adequate financing, and to consummate transactions in a highly competitive environment.

REGULATION

         The U.S. domestic oil and gas industry is extensively regulated by U.S. federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations.

         Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. Any of these actions could negatively impact the amount or timing of revenues.

         Federal Leases. The Company has in the past had operations located on federal oil and gas leases, which are administered by the MMS. The Company also anticipates future exploration and development of federal oil and gas leases. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration, and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. Lessees must also comply with detailed MMS regulations governing, among other things, engineering and construction specifications for offshore production facilities, safety procedures, flaring of production, plugging and abandonment of OCS wells, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

         In 2000, the MMS issued a final rule modifying the valuation procedures for the calculation of royalties owed for crude oil produced from federal leases. When oil production sales are not in arms-length transactions, the new royalty calculation will base the valuation of oil production on spot market prices instead of the posted prices that were previously utilized. The Company cannot predict how it might be affected by such rules.

         Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which gas could be sold. While sales by producers of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and non-price controls from wellhead sales of natural gas effective January 1, 1993.

         Commencing in 1992, the FERC issued Order No. 636 and subsequent orders (collectively, "Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all shippers. Although Order No. 636 does not directly regulate our activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. The implementation of these orders has not had a material adverse effect on our results of operations. The courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and the FERC continues to review and modify its open access regulations.

         In 2000, the FERC issued Order No. 637 and subsequent orders (collectively, "Order No. 637"), which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC pricing policy by waiving price ceilings for short-term released capacity for a two year period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, pipeline penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 are pending judicial review. We cannot predict whether and to what extent FERC's market reforms will survive judicial review and, if so, whether the FERC's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that we will be affected by any action taken materially differently than other natural gas producers and marketers with which we compete.

The OCSLA requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Commencing in April 2000, the FERC issued Order Nos. 639 and 639-A (collectively, "Order No. 639"), which imposed certain reporting requirements applicable to "gas service providers" operating on the OCS concerning their prices and other terms and conditions of service. The purpose of Order No. 639 is to provide regulators and other interested parties with sufficient information to detect and to remedy discriminatory conduct by such service providers. The FERC has stated that these reporting rules apply to OCS gatherers and has clarified that they may also apply to other OCS service providers including platform operators performing dehydration, compression, processing and related services for third parties. The U.S. District Court recently overturned the FERC's reporting rules as exceeding its authority under OSCLA. The FERC has indicated an appeal is likely. We cannot predict whether and to what extent these regulations might be reinstated, and what effect, if any, they may have on us. The rules, if reinstated, may increase the frequency of claims of discriminatory service, may decrease competition among OCS service providers and may lessen the willingness of OCS gathering companies to provide service on a discounted basis.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the less stringent regulatory approach currently pursued by the FERC will continue indefinitely.

         Environmental regulation. The exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the U.S. Environmental Protection Agency. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the prevention of air and water pollution and in handling and disposal of drilling and production waste products. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or person resulting from the Company's operations could result in substantial costs and liabilities.

         The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Most drilling and production wastes are currently exempt from classification as hazardous substances under CERCLA, although there is a possibility that the Company's future operations could result in the use, generation, or handling of non-exempt hazardous substances.

         The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in U.S. waters, including the OCS. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil clean up costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. Few defenses exist to the liability imposed by the OPA.

         OPA also imposes ongoing requirements on responsible parties, including the preparation of oil spill response plans and proof of financial responsibility to cover at least some costs in a potential spill. OPA and regulations adopted by the MMS require responsible parties of covered offshore facilities that have a worst case oil spill potential of more than 1,000 barrels to demonstrate financial responsibility in amounts ranging from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million, in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst-case spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS's final rule.

         The Company expects to be subject to OPA financial responsibility requirements if it develops any of its offshore lease prospects in U.S. waters. The operator will provide evidence of financial responsibility on properties in which the Company has a non-operating working interest. The Company anticipates that it will satisfy OPA responsibility obligations with respect to properties it operates through insurance. The Company believes that it can establish adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company has such plans in place. The failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or even criminal liability.

         The Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

         The Resource Conservation and Recovery Act, as amended ("RCRA"), generally does not regulate most wastes generated by the exploration and production of oil and gas. RCRA specifically excludes from the definition of hazardous waste "drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy." However, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on our operating costs, as well as the oil and gas industry in general. Moreover, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous waste.

         The Federal Water Pollution Control Act, as amended ("FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to waters and to conduct construction activities in waters and wetlands. The FWPCA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. Many state discharge regulations and the Federal National Pollutant Discharge Elimination System general permits issued by EPA prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry is expected to experience similar costs and we believe that these costs will not have a material adverse impact on our results of operations or financial position. The EPA has adopted regulations requiring certain oil and gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans.

C. ORGANIZATIONAL STRUCTURE

         Petsec Energy Ltd is an Australian Public Company, incorporated in New South Wales Australia, with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depository Receipts traded in the U.S. on the OTC Pink Sheet (symbol PSJEY.OB). The Company's principal subsidiaries are Petsec USA Inc. ("PUSA"), a wholly owned company incorporated in Nevada, and PUSA's wholly owned subsidiary Petsec Energy Inc. ("PEI"), also incorporated in Nevada.

         At December 31, 2000 PEI was not controlled by Petsec Energy Ltd as a result of PEI's Chapter 11 filing on April 13, 2000. As a result of this filing, control over PEI became impaired and PEI was deconsolidated as of that date unless and until control was re-established. PEI emerged as reorganized entity under the U.S. Bankruptcy Code on January 16, 2001, resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. The Company regained control over PEI and the results of PEI have been consolidated into the Company from that date.

D. PROPERTY, PLANT AND EQUIPMENT

         As at December 31, 2001 the Company had no production and owned no other material property, plant or equipment.

         At the date of this report, the Company has interests in eleven oil and gas leases the majority acquired through federal lease sales held by the U.S. Minerals Management Service. The leases are located in the shallow waters of the Gulf of Mexico offshore Louisiana and Texas.

         The Company also has a 25% working interest in a lease block in the Beibu Gulf, offshore China.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

INTRODUCTION

         The following discussion is intended to assist in the understanding of the Company's financial position for the years ended December 31, 1999, 2000 and 2001. The Financial Statements for the years ended December 31, 1999, 2000 and 2001 are set forth under Item 18 and should be referred to in conjunction with the following discussion.

         In 1999, PEI engaged a financial advisor and commenced discussions with the holders of its 9 1/2% Notes to restructure its debt. In addition, PEL decided that no additional funding would be made available to PEI until a restructuring proposal acceptable to PEL was achieved.

         On April 13, 2000, PEI filed for Chapter 11 under the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date unless and until control was re-established. PEI emerged as a reorganized entity under the U.S. Bankruptcy Code on January 16, 2001, and the results of PEI have been consolidated into the Company from that date.

         The deconsolidation of PEI in 2000, the Company's only operating unit, distorts a simple year-on-year analysis when examining the following information.

OVERVIEW

         The Company's results from operations are almost exclusively generated from its operations in the Gulf of Mexico, which is the primary focus of this discussion. All of the Company's oil and gas operations were owned by PEI. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Items Affecting Results."

         Historically, the Company has acquired substantially all of its leases in the Gulf of Mexico at federal or state lease sales. A disappointing drilling program in 1998 compounded by low oil and gas prices caused the Company's outstanding debt to reach unacceptable levels. Effective January 1, 1999, the Company sold a 50% working interest in 17 developed leases and 6 exploration leases to Apache Corporation. In addition, Apache assumed operatorship of the assets. The $68.3 million sale was completed on February 1, 1999, and the proceeds were used to reduce debt.

         PEI engaged a financial advisor in October 1999 to assist with the restructure of the 9 1/2% Notes. PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999, and was in default under the indenture governing the 9 1/2% Notes. PEI began discussions with a subcommittee of holders of the 9 1/2% Notes on January 18, 2000 regarding alternative solutions to its financial situation.

         PEI subsequently filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on April 13, 2000. An agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the United States. The sale of PEI's assets was completed in December 2000 pursuant to the Bankruptcy Court approved Plan of Reorganization. In accordance with the distribution scheme under the Plan of Reorganization the Company received approximately US$1.1 million in 2001.

         As a consequence of PEI filing for Chapter 11, the Company ceased to control PEI for financial accounting purposes and it was deconsolidated from the Company's consolidated financial statements as of April 13, 2000. Following the deconsolidation of PEI the Company had no external debt or financing facilities.

          As a result of the sale of PEI's assets, as of December 31, 2000 the Company had no interests in any producing or non-producing wells, and no proved reserves. In December 2000, the Company acquired five exploration leases from PEI pursuant to the sale of assets under PEI's Plan of Reorganization.

         On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code and the financial results of PEI have been consolidated into the Company from that date. Consequently an extraordinary gain of $37.1 million arising from the forgiveness of liabilities on PEI's emergence from bankruptcy has been recognized in the income statement for the year ended December 31, 2001.

         The Company acquired non-cost bearing overriding royalty interests in five exploration leases at the Central Gulf of Mexico lease sale held in March 2001. Subsequently the Company acquired a 30% working interest in one of these leases at a cost of $110,000.

         During 2001, the Company also participated in the drilling of the United Lands #1 Section 24 well onshore Louisiana. The well was plugged and abandoned as a dry hole.

         Production in 1999 was 13,119 MMcfe. Production in 2000 prior to the deconsolidation of PEI was 2,838 MMcfe. The Company had no production in 2001.

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

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                                  Year ended December 31

                                                             1999          2000(1)       2001
                                                             ----          -------       ----
Net production:

Oil (MBbls)                                                     812            190            -
Gas (MMcf)                                                    8,247          1,698            -
  Total (MMcfe)                                              13,139          2,838            -

Net sales data (in thousands):
  Oil                                                     $  12,570      $   4,471     $      -
  Gas                                                        18,430          3,786            -
                                                          ---------      ---------     --------
Total                                                     $  31,000      $   8,257     $      -
                                                          ---------      ---------     --------

Average sales price (2):
  Oil (per Bbl)                                           $   15.48      $   23.53     $      -
  Gas (per Mcf)                                                2.23           2.23            -
  Total (per Mcfe)                                             2.36           2.91            -

Average costs (per Mcfe):
  Lease operating expenses                                $    0.54      $    0.58     $      -
  Depletion, depreciation
     and amortisation                                          1.62           1.71            -
  General, administrative
     and other expenses                                        0.52           1.28            -

         (1)Includes the results of Petsec Energy Inc. through April 13, 2000 only.

         (2)Includes effects of hedging activities.

RESULTS OF OPERATIONS

         The following table sets forth in US dollars and under US GAAP, selected consolidated financial data for the Company for the periods indicated.

                                                                    Year ended December 31
                                                            -------------------------------------
                                                               1999         2000             2001

                                                                       (In thousands)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties)                      $  31,000    $    8,257    $        -
                                                            ---------    ----------    ----------

  Lease operating expenses                                      7,045         1,657             -
  Depletion, depreciation and amortization                     21,295         4,845            28
  Exploration expenditure                                       2,750           365           422
  Dry hole and abandonment costs                                2,840           611           877
  Impairment expense                                            7,480             -             -
  General, administrative and other expenses                    6,859         3,625         1,264
  Stock compensation expense                                      260           138            11
                                                            ---------    ----------    ----------

     Total operating expenses                                  48,529        11,241         2,602
                                                            ---------    ----------    ----------

  Loss from operations                                        (17,529)       (2,984)       (2,602)
  Other income (expense)                                          260             1           200
  Profit on sale of assets                                        241           592             9
  Profit on sale of investments                                 2,561             -             -
  Interest expense                                            (10,963)       (3,378)            -
  Interest income                                               1,070         1,037           447
                                                            ---------    ----------    ----------

  Loss before tax                                             (24,360)       (4,732)       (1,946)
  Income tax benefit (expense)                                   (764)          (10)            8
                                                            ---------    ----------    ----------

  Net loss before extraordinary items                       $ (25,124)   $   (4,742)   $   (1,938)
  Extraordinary gain
     Recognition of deferred gain on subsidiary
       emergence from bankruptcy                                    -             -        37,147
     Distribution from bankruptcy trustee                           -             -         1,103
                                                            ---------    ----------    ----------

     Net income (loss)                                      $ (25,124)   $   (4,742)   $   36,312
                                                            ---------    ----------    ----------

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         General. On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code and the Company regained control over the entity. As a consequence, the results of PEI have been consolidated into the Company's accounts from that date. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million as a result of the forgiveness of liabilities.

         Comparative analysis between years ended December 31, 2001 and December 31, 2000 is significantly skewed as a consequence of the deconsolidation of PEI at April 13, 2000, and subsequent reconsolidation on January 16, 2001.

         The Company had no production in 2001 therefore oil and gas revenues and lease operating expenses for the period are nil.

         Exploration Expenditures and Dry Hole Costs. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditures. Under this method in 2001, $0.9 million was expensed as incurred for dry hole costs and abandonments and $0.4 million was expensed for seismic, geological and geophysical expenditures. In 2000, $0.6 million was expensed for dry hole costs and $0.4 million was expensed for seismic, geological and geophysical expenditures.

         General and Administrative Expense. General and administrative expense decreased $2.4 million, or 65%, to $1.3 million in 2001 from $3.6 million in 2000. This decrease arose due to staff and activity reductions following the Chapter 11 filing by PEI on April 13, 2000.

         Interest Expense. Interest expense in 2001 was nil.

         Extraordinary gain

         Recognition of deferred gain on subsidiary emergence from bankruptcy. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million as a result of the forgiveness of liabilities.

         Distribution from bankruptcy trustee. In accordance with the distribution scheme under the Plan of Reorganization, the Company received $1.1 million from the sale of PEI's assets.

         Net Income. As a result of the conditions noted above, net income of $36.3 million was recorded for 2001, an increase of $40.9 million over the loss of $4.7 million for 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         General. On April 13, 2000 PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court. Petsec Energy Ltd's control over PEI was significantly impaired as a result of the protection PEI was entitled to receive under the US Bankruptcy Act. Consequently PEI was deconsolidated from the consolidated entity's financial statements as at April 13, 2000.

         The general effect of the deconsolidation was that there was a decrease during the year in reported production, oil and gas revenues, lease operating expenditures, depletion, depreciation, amortization and interest expense because it is only reported through April 13, 2000.

         Comparative analysis between December 31, 2000 and December 31, 1999 is significantly skewed as a consequence of the deconsolidation at April 13, 2000, and non-recurring transactions in each year.

         Oil and Gas Revenues. Oil and gas revenues through April 13, 2000 were $8.3 million, a decrease of $22.7 million, or 73% below full year 1999 revenues of $31 million.

         The average realized gas price through April 13, 2000 was $2.23 per Mcf, or 10% below the $2.48 per Mcf average gas price before hedging. In the same period, the average realized oil price was $23.48 per Bbl, or 17% below the $28.22 per Bbl average oil price before hedging. In 1999 the average realized gas price was $2.23 per Mcf, or 7% above the $2.09 per Mcf average gas price before hedging. In the same period the average realized oil price was $15.48 per Bbl, or 7% below the $16.57 per Bbl average oil price before hedging. Hedging activities resulted in a $1.3 million decrease in revenues for 2000 compared to a $0.3 million increase in 1999.

         Lease Operating Expenses (including production taxes). Lease operating expenses through April 13, 2000 were $1.7 million, a decrease of $5.3 million, or 76%, from $7.0 million for full year 1999. Due to lower production, the per unit rate increased from $0.54 per Mcfe in 1999 to $0.58 per Mcfe in 2000.

         Depletion, Depreciation and Amortization ("DD&A"). DD&A expense decreased $16.5 million, or 77%, from $21.3 million in 1999 to $4.8 million for the period through April 13, 2000. The average rate per unit increased from $1.62 to $1.71 per Mcfe.

         Exploration Expenditures and Dry Hole Costs. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditures. Under this method $0.6 million was expensed as incurred for dry hole costs and abandonments and $0.4 million was expensed for seismic, geological and geophysical expenditures through April 13, 2000. In 1999 the full year expense was $2.8 million for dry hole costs and $2.8 million for seismic, geological and geophysical expenditures.

         Impairments. A non-cash charge of $7.5 million reflecting an adjustment to the carrying value of three of the Company's oil and gas properties was taken in 1999. In 2000 no charges were required.

         General and Administrative Expense. General and administrative expense decreased $3.2 million, or 46%, to $3.7 million in 2000 from $6.9 million in 1999. Contributing to this decrease are costs associated with staff reductions and the deconsolidation of the Company's US operations as of April 13, 2000. On a per Mcfe basis the rate increased 146% from $0.52 to $1.28 due to decreased production.

         Interest Expense. Interest expense in 2000 decreased $7.6 million, or 69%, to $3.4 million from $11.0 million in 1999 due to the deconsolidation of PEI from the consolidated entity's financial statements.

         Net Loss. As a result of the conditions noted above, a net loss of $4.7 million was recorded for 2000, a decrease of $20.4 million over the loss of $25.1 million for 1999.

OTHER ITEMS AFFECTING RESULTS

         Profit on sale of assets. In April 2000 the Company realized a gain of $0.6 million following the sale of six oil and gas properties. In 1999 the Company sold a 50% working interest in a substantial number of its oil and gas properties. No gain or loss was recognized on the sale as the carrying value of the properties was written down to the sale price in the year ended December 31, 1998 financial statements.

         Profit on sale of investments. In November 1999 the Company sold its holding in Climax Mining Ltd shares to the Company's own shareholders realizing a gain of $2.6 million. There were no other sales of investments in the report period.

         Net operating losses and other carryforwards. For U.S. federal income tax purposes, at December 31, 2001 the Company had net operating losses ("NOLs") of approximately $63.2 million which are available to offset future U.S. federal taxable income, if any, from 2005 through 2021. The effective tax rate has altered mainly due to the recognition of valuation allowances on carry-forward losses due to the uncertainty of future realization of the NOL's.

         For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax even though its NOLs otherwise eliminate its regular tax liability.

HEDGING TRANSACTIONS

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow and to reduce its exposure to oil and gas price fluctuations. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company limited the duration of the transactions and the percentage of the Company's expected aggregate oil and gas production that may be hedged. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

         Prior to the deconsolidation of PEI, the Company had entered into forward swap contracts with major financial institutions to reduce the effect of price volatility on oil and gas sales. In swap agreements, the Company receives the difference between an agreed fixed price per unit of production and a floating price issued by a third party. If the floating price is higher than the fixed price, the Company pays the difference to the third party and vice versa. The Company currently has no forward swap contracts.

         Prior to the deconsolidation of PEI, the Company also had entered into collar agreements with third parties. A collar agreement is similar to a swap agreement except that the Company receives the difference between the floor price and the floating price if the floating price is below the floor. The Company pays the difference between the ceiling price and the floating price if the floating price is above the ceiling. The Company currently has no collar agreements with third parties.

         The Company does not trade in derivatives without underlying estimated production and proved reserves to cover the hedging contracts in which it enters, consequently no hedging activities were entered into in 2001.

         For the period through April 13, 2000 hedging activities decreased revenues by $1.3 million. For the year ended December 31, 1999, hedging activities increased revenues by $0.3 million.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company had no derivative investments or hedging activities in place as of December 31, 2000 and December 31, 2001. Consequently, the adoption of Statement 133 had no material impact.

         In June 2001 the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement No. 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement No. 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with Statement No. 142 until its life is determined to no longer be indefinite.

         The provisions of Statement No. 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The Company is required to adopt the provisions of Statement No. 142 on January 1, 2002. Retroactive application of Statements No. 141 and No. 142 is not permitted.

         The Company does not expect the adoption of SFAS No.141 and SFAS No. 142 to have a material impact on its consolidated financial statements under US GAAP.

         In June 2001 the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations". Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement No. 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. SFAS No. 143 will be effective for the Company as of January 1, 2003. The Company does not expect the adoption of Statement No. 143 to have a material effect on its consolidated financial statements under US GAAP.

         In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion 30) for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

         SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

         SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

         The Company implemented SFAS No.144 on January 1, 2002. This statement did not have a material impact on the Company's consolidated results or financial position on the date of adoption.

         In April 2002 the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections." As a result of the rescission of SFAS No.4, a gain or loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No.145, which is effective for the Company in the fiscal year beginning January 1, 2002.

         In July 2002 the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No.146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No.146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No.144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.

OTHER MATTERS

         To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The Company has posted the required bonds.

         The Company's operations are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment. The Company believes its operations are in material compliance with current applicable environmental laws and regulations. However, there can be no assurance that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past unknown non-compliance with environmental laws will not be discovered.

FORWARD-LOOKING STATEMENTS

         The information in this Form 20-F, including without limitation statements under Item 4--"Information on the Company" and this Item 5, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that the Company plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 20-F, in Item 3 under the caption "Risk Factors."

         Forward-looking statements appear in a number of places and include statements with respect to, among other things:

     - planned capital expenditures and availability of capital resources to fund capital expenditures;

     - estimates of our future natural gas and liquids production, including estimates of any increases in oil and gas production;

     -   our outlook on oil and gas prices;

     -   the impact of political and regulatory developments;

     - our future financial condition or results of operations and our future revenues and expenses; and

     - our business strategy and other plans and objectives for future operations.

         We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of oil and gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures and the other risks described in Item 3 under the caption "--Risk Factors."

         Should one or more of the risks or uncertainties described above or elsewhere in this Form 20-F occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

         All forward-looking statements express or implied, included in this Form 20-F and attributable to the Company are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue. The Company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this Form 20-F with the Securities and Exchange Commission, except as required by law.

B. LIQUIDITY AND CAPITAL RESOURCES

         Since 1990 the Company has financed its operations and growth primarily with cash flow from operations, borrowings, equity offerings and asset sales. The Company made an initial cash investment of $11.4 million in its US operations and subsequently increased this investment with advances of $18.4 million from an Australian offering of 8.3 million Ordinary Shares in September 1995 and the public offering of 4,000,000 American Depositary Receipts (each representing 5 Ordinary Shares) raising $70.4 million, net of costs, in July 1996. Under approval from shareholders, $41.2 million of this was used to buy back the 11.7 million Ordinary Shares held by an affiliate company, Climax Mining Ltd. An additional $13.7 million was raised at the same time from selling the Company's interest in the gold/copper project at Didipio in the Philippines to Climax Mining Ltd.

         In 1997, PEI issued US$100 million of Senior Subordinated Notes with a fixed semi-annual coupon of 9.5% per annum (the "9 1/2% Notes") and a ten-year maturity. These notes were issued at a discount with an annual yield to maturity of 9.56% and maturity date of June 15, 2007.

         In 1999, PEI experienced liquidity problems. PEI did not make principal payments due on October 29, 1999, in the amount of US$3.2 million under its secured credit facility. As a result, at December 31, 1999, PEI was in default under the credit facility, and this default caused a cross default under the indenture governing its US$100 million 9 1/2% Notes. PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999 which was a default under the indenture governing the 9 1/2% Notes. Accordingly, the amounts outstanding under the credit facility and the 9 1/2% Notes were classified as current liabilities in the December 31, 1999 financial report.

         PEI engaged a financial advisor in October 1999 to assist with the restructure of the 9 1/2% Notes and began discussions with a subcommittee of holders of the 9 1/2% Notes regarding alternative solutions to its financial situation. In addition, PEL decided that no additional funding would be made available to PEI, until a restructuring proposal acceptable to PEL was achieved. PEI subsequently filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on April 13, 2000 in the United States Bankruptcy Court. As a consequence of PEI filing for Chapter 11 protection, the Company ceased to control PEI and PEI was deconsolidated from the Company's consolidated financial statements as of April 13, 2000. On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. The Company regained control over PEI and the results of PEI have been consolidated into the Company from that date.

         Following the reorganization of PEI the Company has no external debt or financing facilities.

         The Company had cash available in the amount of approximately $12 million at December 31, 2001.

Cash Flow

The following table represents cash flow data for the Company for the periods indicated.

                                                                           Years Ended December 31,
                                                                         -----------------------------
                                                                           1999       2000       2001

                                                                         -----------------------------
                                                                                (in thousands)
CASH FLOW DATA:
         Net cash provided by (used in) operating activities            $  12,588   $   518    $(1,166)
         Net cash in provided by (used in)  investing activities           60,408    (5,911)       104
         Net cash provided by (used in) financing activities              (66,125)   (2,185)         -

         Net cash used in operating activities for the year ended December 31, 2001 was $1.2 million compared to net cash provided by operating activities of $0.5 million in the year ended December 31, 2000. The decrease was primarily due to the Chapter 11 filing and subsequent deconsolidation of PEI from the Company's financial statements. In 2001 the Company had no oil and gas production; consequently, operating cash flows were negative.

         Net cash provided by operating activities for the year ended December 31, 2000 was $0.5 million compared to $12.6 million in the year ended December 31, 1999. The decrease was primarily due to a decline in earnings during 2000 partially offset by a reduction in depletion expense and costs related to dry holes and abandonments.

         Net cash provided by investing activities for the year ended December 31, 2001 was $0.1 million compared to net cash used in investing activities of $5.9 million in the year ended December 31, 2000. The increase relates to distributions from the PEI bankruptcy trustee offset by acquisition of leases. In 2000 cash used in investing activities related mainly to capital expenditures on exploration, development and permits prior to the deconsolidation of PEI, and $2.9 million paid by the Company in December 2000 to purchase five oil and gas leases. This was offset by the receipt of $8.5 million in proceeds from the sale of certain oil and gas properties prior to the Chapter 11 filing by PEI.

         Net cash used in investing activities for the year ended December 31, 2000 was $5.9 million compared to net cash provided by investing activities of $60.4 million in the year ended December 31, 1999. The increase related primarily to proceeds from the sale to Apache Corporation of a 50% working interest in various oil and gas properties.

         Net cash used in financing activities for the year ended December 31, 2001 was nil compared to $2.2 million in the year ended December 31, 2000. In 2000, PEI utilized proceeds from asset sales to repay borrowings under a secured credit facility prior to its deconsolidation. In 1999 cash used in financing activities reflects the proceeds from the Apache sale being utilized to repay PEI's secured credit facility.

         Net cash used in financing activities for the year ended December 31, 2000 was $2.2 million compared to $66.1 million in the year ended December 31, 1999. In 1999, the proceeds from the Apache sale were utilized to repay PEI's secured credit facility.

         Net cash used in investing activities for the year ended December 31, 2000 was $5.9 million compared to net cash provided by investing activities of $60.4 million in the year ended December 31, 1999. The increase related primarily to proceeds from the sale to Apache Corporation of a 50% working interest in various oil and gas properties.

         Net cash used in financing activities for the year ended December 31, 2001 was nil compared to $2.2 million in the year ended December 31, 2000. In 2000, PEI utilized proceeds from asset sales to repay borrowings under a secured credit facility prior to its deconsolidation. In 1999 cash used in financing activities reflects the proceeds from the Apache sale being utilized to repay PEI's secured credit facility.

         Net cash used in financing activities for the year ended December 31, 2000 was $2.2 million compared to $66.1 million in the year ended December 31, 1999. In 1999, the proceeds from the Apache sale were utilized to repay PEI's secured credit facility.

Capital Expenditures and Commitments

         As a result of PEI's liquidity problems and its Chapter 11 filing, the Company's oil and gas expenditures in 1999, 2000 and 2001 were significantly reduced. Capital expenditures in 2001 of approximately $1 million represent the acquisition of a 30% working interest in a lease in the Gulf of Mexico and participation in what proved to be a dry hole in onshore Louisiana. Capital expenditures in 2000 of approximately $6 million represent expenditures incurred by PEI up to April 13, 2000 under commitments to joint venture work programs, plus acquisition by the Company of the five leases pursuant to the PEI asset sale under PEI's Plan of Reorganization. In 1999 the Company incurred capital expenditure of approximately $19 million.

         In March 2002, the Company acquired a 75% working interest in a lease in the March 2002 Gulf of Mexico lease sale conducted by the MMS. The Company has also entered into a farmin agreement to earn a 75% working interest in an adjoining lease by drilling a well at its sole cost. Further wells were drilled on these leases in the fourth quarter of 2002 and existing production facilities upgraded to handle production. In addition, the Company earned a 25% working interest in a lease in the Beibu Gulf, offshore China. The Company has met and expects to continue to meet any commitments to these leases from cash funds currently on hand or cash flow from operations.

         The Company participated in the March 2001 Gulf of Mexico lease sale conducted by the MMS by granting three independent US oil and gas companies the right to bid for five leases. The Company incurred no capital expenditures and retained overriding royalty interests ranging from 4% to 7% in exchange for granting the companies the right to bid. The Company subsequently acquired a 30% working interest in one of the leases by contributing to the acquisition cost. The submitted bids were the high bids and were awarded by the MMS. Drilling operations commenced on two of the leases in early 2002 at no cost to the Company.

         Because of its restricted capital the Company will continue the risk adverse approach that it commenced in 1999. The Company will focus on the exploration of its 100% owned leases by way of farmout with US independent oil and gas companies and its joint venture participation in the Beibu Gulf block, offshore China. The Company expects to meet its planned capital expenditure needs from cash funds on hand or from cash flow from operations.

Secured Credit Facilities

         As a result of the reorganization of PEI, the Company does not have any credit facilities. The following information is provided for comparative purposes only.

         In April 1996, PEI entered into a credit facility in which the Chase Manhattan Bank, N.A., Bank of America, N.A. and Credit Lyonnais were participants (the "Chase Credit Facility"). Under the Chase Credit Facility, $3.2 million in principal was due on October 29, 1999. PEI did not make the payment, which created a default under the Chase Credit Facility.

         In 2000, PEI completed a refinancing of its Chase Credit Facility with a $30 million revolving credit facility with Foothill Capital Corporation ("Foothill"). The Chapter 11 filing required PEI and Foothill to enter into a replacement credit facility. The Foothill Debtor in Possession Facility ("DIP Facility") was entered into by PEI and Foothill on June 20, 2000. The Foothill DIP Facility, which incorporated substantially all of the terms of the Foothill Credit Facility provided that outstanding borrowings accrue interest at the reference rate most recently announced by Wells Fargo Bank, N.A., (9.5% per annum as of May 31, 2000) plus a margin of 2.5% per annum; the default rate was the reference rate plus 6.5%. PEI was also required to pay an unused line fee of 0.5% of the unused line available for borrowing, a $10,000 per month service charge and certain other fees and expenses. The DIP Facility was fully repaid and terminated upon the sale of all PEI's assets.

         PEL was not obligated contractually with Foothill to repay the Foothill DIP Facility or any costs associated with this facility and was not a guarantor of PEI's obligations under the Chase Credit Facility or the Foothill DIP Facility.

Public Senior Subordinated Indebtedness

         As a result of PEI's reorganization, the Company has no Public Senior Subordinated indebtedness. The following information is provided for comparative purposes only.

         In June 1997 PEI issued $100 million of 9 1/2% Notes. The principal was due in a lump sum in June 2007. The 9 1/2% Notes were issued at a discount with a yield to maturity of 9.56% per annum. Interest at the rate of 9.5% per annum was payable semiannually on June 15 and December 15 of each year. The net proceeds from the offering of the Notes were approximately $96.4 million. PEI used a portion of the net proceeds to repay borrowings under the Chase Credit Facility. The remainder of the net proceeds were used to provide working capital for PEI and to fund further exploration and development of its oil and gas properties, the acquisition of lease blocks and other general corporate purposes.

         PEI did not make the $4.75 million interest payment due on the 9 1/2% Notes at December 15, 1999, and was in default under the Indenture governing the 9 1/2% Notes. PEI began discussions with a subcommittee of holders of the 9 1/2% Notes on January 18, 2000 to restructure the indebtedness due under the 9 1/2% Notes.

         Following its Chapter 11 filing on April 13, 2000, PEI continued these discussions with the holders of the 9 1/2% Notes and expanded the discussions to include the Official Committee of Unsecured Creditors' in the Bankruptcy Case in an effort to reach a consensual solution to PEI's financial problems. Pursuant to these discussions, on June 16, 2000 an agreement was reached between and among PEI, PUSA, certain senior management of PEI, the Official Committee of Unsecured Creditors in the Bankruptcy Case and certain holders of the 9 1/2% Notes to sell PEI or all of its assets and for an agreed distribution of the sale proceeds to the creditors, PUSA, as the equity owner, and certain of PEI's senior management team in the U.S.A. The distribution to PUSA was based on a percentage of distributions received by the holders of the 9 1/2% Notes in connection with the sale of PEI and its assets. Details of the agreement with the Unsecured Creditors Committee are described in the Current Report on Form 6-K filed by the Company on June 19, 2000. On June 30, 2000, PEI filed a Plan of Reorganization, which contemplated the sale of PEI or its assets and the agreed distribution scheme. On January 16, 2001 PEI emerged from Chapter 11 Bankruptcy protection as a reorganised entity and Petsec Energy Ltd regained control over PEI.

         The 9 1/2% Notes were issued under the Indenture between PEI as issuer and The Bank of New York as trustee. PEL was not obligated contractually under the Indenture to repay the 9 1/2% Notes and was not a guarantor of PEI's Indenture obligations.

C. RESEARCH AND DEVELOPMENT

   Not applicable.

D. TREND INFORMATION

         Historically the Company had acquired substantially all of its leases on the OCS at U.S. federal or state lease sales and until December 31, 1998, it held 100% working interests in its Gulf of Mexico properties, unlike many other independent energy companies that conduct business through fractional working interests and non-operated joint ventures. A disappointing drilling program in 1998, changing market conditions and the Chapter 11 filing by its US operating subsidiary, PEI, caused the Company to commence a more risk adverse approach to its exploration and development activity. The Company has entered into agreements with other US independent oil and gas companies to participate in joint venture drilling operations and joint bidding at federal or state lease sales. The Company expects to pursue similar agreements in the future.

E. DEVELOPMENTS SINCE DECEMBER 31, 2001

         As a result of the sale of PEI's assets in 2000, at December 31, 2001 the Company had no producing wells or oil and gas reserves. However it did hold interests in exploration leases and since then has re-established a management and technical team in its Lafayette office to develop its US oil and gas operations.

         In 2002 wells were drilled on two of the leases in which the Company has a 7% overriding royalty interest (Ship Shoal 184 and 191, offshore Louisiana). Four wells were successful and production commenced in the fourth quarter of 2002, with revenues from the royalties expected to be received by Petsec in first quarter 2003. Additionally, Petsec acquired working interests in a further two leases (West Cameron 343 and 352, offshore Louisiana) and successfully drilled three wells on these contiguous leases in 2002, resulting in the establishment of production in January 2003.

         In the first quarter of 2002, the Company agreed to earn a 25% working interest in a block in the Beibu Gulf, offshore China by contributing to drilling of a well. The well discovered 30 feet of net oil pay but was plugged and abandoned for commercial reasons. Since then, a 3D seismic survey has been completed over the entire block to supplement seismic data shot in 1993 and 1994. This should better define the four previously known oil discoveries, the new discovery and remaining exploration potential. Seismic interpretation and planning for 2003 exploration is in progress.

         The Company's capital expenditures will be limited and dependent on cash flow from oil and gas operations and future drilling success.

F. CRITICAL ACCOUNTING POLICIES

         The Company's critical accounting policies are those that we believe are most important to the portrayal of its financial condition and results, and that require management's most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of the Company's judgment. In certain circumstances, however, the preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to use its judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company believes the policies described below are its critical accounting policies.

(1)      Successful efforts method of accounting

The Company accounts for its natural gas and crude oil exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells, costs to acquire mineral interests and 3-D seismic costs are capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses including 2-D seismic costs and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. As detailed below, capitalized costs are subject to impairment tests. Each part of the impairment test is subject to a large degree of management judgment, including the determination of a property's reserves, future cash flows, and fair value.

(2)      Impairment of oil and gas properties

The Company reviews its oil and gas properties for impairment at least annually and whenever events and circumstances indicate a decline in the recoverability of their carrying value. The Company estimates the expected future cash flows of its oil and gas properties and compares such future cash flows to the carrying amount of the properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to their fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

Management's assumptions used in calculating oil and gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, reducing our net income and our basis in the related asset. Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of calculating reserve estimates. There can be no assurance that the proved reserves will be developed within the periods estimated or that prices and costs will remain constant. Actual production may not equal the estimated amounts used in the preparation of reserve projections. As these estimates change, the amount of calculated reserves change. Any change in reserves directly impacts our estimated future cash flows from the property, as well as the property's fair value. Additionally, as management's views related to future prices change, this changes the calculation of future net cash flows and also affects fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require the Company to record an impairment of the recorded book values associated with oil and gas properties. The Company has recognized impairments in prior years and there can be no assurance that impairments will not be required in the future.

(3)      Reserve estimates

The Company's estimates of oil and gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and gas prices, future operating costs, severance taxes, development costs and workover gas costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped locations may ultimately increase to an extent that these reserves may be later determined to be uneconomic.

(4)      Income taxes

Deferred tax assets are recognized for temporary differences in financial statement and tax basis amounts that will result in deductible amounts and carryforwards in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets and liabilities are measured using enacted tax law and tax rate(s) for the year in which the Company expects the temporary differences to be deducted or settled. The effect of a change in tax law or rates on the valuation deferred tax assets and liabilities is recognized in income in the period of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. The Company's ability to realize the benefit of its deferred tax assets requires that the Company achieve certain future earnings levels prior to the expiration of its NOL carryforwards. The Company has established a valuation allowance against the future tax benefit of a portion of its NOL carryforwards. The Company's NOL carryforwards are subject to review and potential disallowance upon audit by the tax authorities in the jurisdictions where the loss was incurred.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the name, age and position of each director and executive officers of the Company.

       Name                       Age                              Position
Directors:
Terrence N. Fern (1)              55       Chairman, Managing Director and Chief Executive Officer
David A. Mortimer                 57       Director
Peter E. Power                    69       Director

Executive officers:
Ross A. Keogh                     43       President of Petsec Energy Inc.
Geoffrey H. Fulcher               61       Company Secretary

(1) Mr. Fern provides services to the Company through contractual arrangements between the Company and corporate affiliates.

     The following biographies describe the business experience of the directors and executives of the Company and Petsec Energy Inc.

         TERRENCE N. FERN has over 30 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from The University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr. Fern is also the Chairman of Climax Mining Ltd.

         DAVID A. MORTIMER has over 35 years corporate finance experience and was a senior executive of TNT Limited Group from 1973 serving as Finance Director and Chief Executive. He retired as its Chairman in 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Australian Tourist Commission, Macquarie Infrastructure Investment Management Ltd, Arrow Pharmaceuticals Ltd, MIA Group Ltd and is Deputy Chairman of Australia Post and Chairman of Ci Technologies Group Limited and Crescent Capital Partners Limited. Mr. Mortimer holds a Bachelor of Economics degree from The University of Sydney.

         PETER E. POWER has over 40 years experience in petroleum exploration worldwide. Dr. Power has a Bachelor of Science degree from The University of Sydney and gained his doctorate at the University of Colorado, USA. He has served as Chairman of the Australian Petroleum Production and Exploration Association and President of the Australian Geoscience Council. Dr. Power was Managing Director of Ampolex Limited from 1987 to 1996.

         ROSS A. KEOGH joined the Company in 1989 and has over 20 years experience in the oil and gas industry. Between 1979 and 1989, Mr Keogh worked in the financial accounting and budgeting divisions of Total Oil Company and as Joint Venture Administrator for Bridge Oil Limited in Australia. Mr Keogh holds a Bachelor of Economics degree, with a major in Accounting, from Macquarie University in Sydney. Mr. Keogh was appointed Chief Financial Officer in November 1998 until April 2002, and appointed President of PEI in April 2002.

         GEOFFREY H. FULCHER has had over 30 years experience in the petroleum and mining industries in field and management positions, with over 15 of those years as a Corporate Secretary.

B. EXECUTIVE OFFICER AND DIRECTOR COMPENSATION AND INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The total compensation received by the directors of the Company for their services as directors for 2001 was $54,556. The total compensation received by the executive officers of the Company and its controlled and related companies for 2001 was $191,963. A company associated with Mr. Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the consolidated entity during 2001 by the company associated with Mr. Fern was $237,000 (2000: $277,000; 1999: $298,000).

--------------------------------------------------------------------------------------------------------------
                                Base                            Retirement        Retirement
                             emoluments        Bonuses           Benefit         Benefit Plans         Total
--------------------------------------------------------------------------------------------------------------
DIRECTORS                     $                $                $                $                    $
T.N. Fern                           -                -                   -              -                   -
D.A. Mortimer                  25,375                -                   -          1,903              27,278
P.E. Power                     25,375                -                   -          1,903              27,278

OFFICERS
R. Keogh                      143,750                -                   -              -             143,750
G. Fulcher                     43,138                -                   -          5,075              48,213

--------------------------------------------------------------------------------------------------------------

         In addition, the Company has accrued $76,000 payable as a retirement benefit to the director, Mr. D.A. Mortimer on his retirement.

SHARE AND OPTION PLANS

         The Company maintains an Employee Share Plan (the "Share Plan") and an Employee Share Option Plan (the "Option Plan"). Both plans were approved by the shareholders at the Company's 1994 Annual General Meeting and are administered by a committee (the "Remuneration Committee") appointed by the Board of Directors. The total number of Ordinary Shares issued or subject to option under all share and option plans during any five-year period may not exceed 6,987,567. This was amended from 6.5% of the total number of issued Ordinary Shares at the Company's annual general meeting on May 26, 1999.

         The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of December 31, 2001, there were no entitlements to shares under the Plan.

         The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire not more than five years from the date of grant. As of December 31, 2001 directors of the Company, in the aggregate, held options to purchase an aggregate of 549,000 Ordinary Shares pursuant to the Option Plan. Mr. Keogh held options to purchase an aggregate of 450,000 ordinary shares at an exercise price of A$0.41 per share. The options expire on 16 April 2004. No other directors or executive officers held options.

C. BOARD PRACTICES

         The Board of Directors has an Audit Committee and a Remuneration Committee, of which each director is a member. Meetings of the Board and Committees held during the year and attendance by directors were as follows:

------------------------------------------------------------------------------------
                                  Regular               Audit           Remuneration
                                   Board              Committee          Committee
                                  Meetings             Meetings           Meetings
------------------------------------------------------------------------------------
Total number
held during the year                 12                       2                    -

T.N. Fern                            12                       2                    -
D.A. Mortimer                        11                       1                    -
P.E. Power                           12                       2                    -
------------------------------------------------------------------------------------

         The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executive officers of the Company. The broad policy is to ensure the remuneration package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. Executive directors may receive bonuses based on the achievements of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance related remuneration. The remuneration committee comprises all of the directors.

         The role of the Audit Committee is to review the quarterly, half yearly and annual accounts, to discuss the auditor's reports and reviews, and to oversee the maintenance of a framework of internal control in the Company. The responsibilities of the audit committee also include an annual review of the performance of the auditors and of their reappointment. The external auditors are invited to attend audit committee meetings. The audit committee comprises all of the directors.

         Under Australian Law, a company may pay non-executive directors without obtaining shareholders' consent, a benefit on retirement equal to the emoluments received as a director in the last three years. There are no other non-executive director retirement benefits.

D. EMPLOYEES

         As of December 19, 2002, the Company had 14 full-time employees eight of whom were in Lafayette, Louisiana, and six of whom were in Australia. See
Item 3 - Key Information D. Risk Factors "The loss of key personnel could adversely affect our ability to operate." The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with certain of its executives and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment.

E. SHARE OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of February 4, 2003 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executive officers of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 105,736,041 Ordinary Shares outstanding on February 4, 2003.

                                                  NUMBER OF                    PERCENTAGE
                 NAME                          ORDINARY SHARES             BENEFICIALLY OWNED
                 ----                          ---------------             ------------------
All Directors and executives as a group
   (10 persons)(1)(2)(3)                         28,005,542                      26.5%
Terrence N. Fern (2)(3)                          26,882,498                      25.4%
Den Duyts Corporation Pty Limited(3)             18,344,639                      17.4%

(1) Includes Ordinary Shares held by family-controlled entities or companies associated with such individuals. Also includes Ordinary Shares reflected for Terrence N. Fern, Chairman and Managing Director of the Company. See Notes (2) and (3) below.

(2) Includes 4,000 Ordinary Shares held by Mr. Fern directly; 96,509 Ordinary Shares held by a trust of which Mr. Fern is a shareholder of the corporate trustee; 6,470,661 Ordinary Shares held by a trust of which Den Duyts Corporation Pty Limited ("Den Duyts") is a shareholder and Mr. Fern is a director of the corporate trustee; 1,966,689 Ordinary Shares held by a corporation of which Mr. Fern is a shareholder; and 18,344,639 Ordinary Shares held by a trust, Den Duyts. Excludes 4,000 Ordinary Shares held by Mr. Fern's wife of which he disclaims that he is the beneficial owner and 42,000 Ordinary Shares held by Mr. Fern's adult children of which he disclaims that he is the beneficial owner (as defined under Rule 13D-3 of the Securities Exchange Act of 1934 (the "Exchange Act") ("Beneficial Owner")). See Note (3) below.

(3) Den Duyts is a company, which acts as the trustee of a trust, the beneficiaries of which include members of Mr. Fern's family. Mr. Fern is deemed to be the Beneficial Owner of such shares.

       Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at February 4, 2003, were 26,882,498 Ordinary Shares and the "relevant" interests of Mr. Fern were 26,882,498 Ordinary Shares.

         ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         At February 4, 2003, shareholders who were the beneficial owners of 5% or more of the Company's voting securities were:

-------------------------------------------------------------------------------
            Name of Holder                         Number of Shares       %
-------------------------------------------------------------------------------
Den Duyts Corporation Pty Limited                     18,344,639        17.35
Citicorp Nominees Pty Limited                         14,366,639        13.59
ANZ Nominees Limited                                  10,220,455         9.67
Commonwealth Custodial Services Limited                9,211,995         8.71
Canning Oil Pty. Limited                               6,470,661         6.12
-------------------------------------------------------------------------------

         Approximately 87% of the Company voting securities are held by 4,075 shareholders in the host country.

         Major shareholders who had significant changes in the percentage ownership held during the past three years were:

----------------------------------------------------------------------------------------------------------------------
              Shareholder                           March 31, 1999         March 26, 2000         February 4, 2003
----------------------------------------------------------------------------------------------------------------------
                                                    No. of        %        No. of       %         No. of        %
                                                    Shares      o'ship     Shares     o'ship      Shares      o'ship
Citicorp Nominees Pty Limited                      6,229,530     5.80     6,232,247     5.89    14,366,639     13.59
ANZ Nominees Limited                              13,300,157    12.38    13,747,002    12.99    10,220,455      9.67
Commonwealth Custodial Services Limited           11,048,205    10.21     9,945,785     9.40     9,211,995      8.71
----------------------------------------------------------------------------------------------------------------------

         The Company's shares are all of one class and carry equal voting rights. At February 4, 2003 there were 105,736,041 ordinary shares held by 4,674 shareholders.

B. RELATED PARTY TRANSACTIONS

(a)      Directors

         The names of persons who were directors of the Company during the year ended 31 December 2001 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

         Details of the director's remuneration are set out in Item 6 - Directors, Senior Management and Employees.

(b) Executive officer and director compensation and interest of management in certain transactions

         Other than as disclosed below in this section, there were no material contracts involving directors during the year.

         Other than as disclosed below in this note, no loans were made to directors during the year and no such loans are subsisting.

         At December 31 2001, there were no loans outstanding to directors (December 31, 2000 $154,000; December 31, 1999 $2,083,000). Loans outstanding were five-year interest-free loans made under the Company's Employee Share Plan to finance the purchase of the Company's shares. The outstanding loan in 2000 was to a director of the Company, D.A. Mortimer. This loan was due to expire on November 24, 2001 however Mr Mortimer agreed to forego his entitlements to the shares under the share plan, and the shares were bought back and cancelled, extinguishing the loan.

         In accordance with the terms of the Employee Share Plan, the reduction in the aggregate loans outstanding to director's results from the cancellation of the loans and the buyback and cancellation of shares issued in conjunction with the loans.

         A company associated with Mr Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the consolidated entity during the year by the company associated with Mr Fern was $237,000 (2000: $277,000; 1999: $298,000)

         At December 31, 2001, the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities was 27,731,123 (2000: 27,781,123; 1999 :
29,131,900).

(b)      Controlled entities

         Details of dealings of the Company with wholly-owned controlled entities are set out below: The aggregate amounts receivable from/and payable to wholly-owned entities by the Company at balance date were:

-------------------------------------------------------------------------------------------------------
                                  December 31, 1999       December 31, 2000       December 31, 2001
                                        $'000                   $'000                   $'000
-------------------------------------------------------------------------------------------------------
Receivables - non-current               5,033                   5,319                   5,278
Payables - non-current                  9,285                   8,372                   7,677
-------------------------------------------------------------------------------------------------------

         At December 31, 2001, the Company had provided against various loans to wholly-owned Australian controlled entities.

(C) INTEREST OF EXPERTS AND COUNSEL

         None.

                         ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

         The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-26 of the Form 20-F. See Item 18 below.

B. SIGNIFICANT CHANGES

         None.

                         ITEM 9 - THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

         The following table sets forth, for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into US dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.

                                                        A$                          US$
                                              High              Low        High            Low
Year ended December 31, 1997:                 7.30              4.02       5.42            2.63

Year ended December 31, 1998:                 6.50              0.43       4.17            0.27

Year ended December 31, 1999:                 0.72              0.19       0.47            0.12

Year ended December 31, 2000:
  First Quarter                               0.25              0.15       0.16            0.09
  Second Quarter                              0.16              0.08       0.09            0.05
  Third Quarter                               0.18              0.11       0.10            0.07
  Fourth Quarter                              0.15              0.10       0.08            0.05

Year ended December 31, 2001:
  First Quarter                               0.14              0.11       0.07            0.06
  Second Quarter                              0.19              0.11       0.10            0.06
  Third Quarter                               0.18              0.12       0.09            0.06
  Fourth Quarter                              0.16              0.13       0.08            0.07

Six Months ended June 30, 2002:
  January 2002                                0.16              0.14       0.08            0.07
  February 2002                               0.19              0.14       0.10            0.07
  March 2002                                  0.20              0.16       0.11            0.08
  April 2002                                  0.18              0.16       0.10            0.09
  May 2002                                    0.20              0.16       0.11            0.09
  June 2002                                   0.24              0.19       0.14            0.11
  July 2002                                   0.25              0.20       0.14            0.11
  August 2002                                 0.26              0.19       0.14            0.10
  September 2002                              0.30              0.24       0.16            0.13
  October 2002                                0.29              0.25       0.16            0.14
  November 2002                               0.26              0.24       0.15            0.13
  December 2002                               0.28              0.23       0.16            0.13

         The following table sets forth for the periods indicated the high and low closing prices per ADR on the US markets discussed above in US dollars:

                                                             US$
                                                High                     Low
Year ended December 31, 1997                    27.38                   13.06

Year ended December 31, 1998                    21.75                    1.38

Year ended December 31, 1999                     2.19                    0.38

Year ended December 31, 2000
  First Quarter                                  0.81                    0.07
  Second Quarter                                 0.75                    0.03
  Third Quarter                                  0.50                    0.02
  Fourth Quarter                                 0.45                    0.19

Year ended December 31, 2001
  First Quarter                                  0.35                    0.20
  Second Quarter                                 0.47                    0.26
  Third Quarter                                  0.45                    0.30
  Fourth Quarter                                 0.41                    0.31

Six Months ended June 30, 2002
  January 2002                                   0.41                    0.35
  February 2002                                  0.48                    0.36
  March 2002                                     0.51                    0.40
  April 2002                                     0.47                    0.41
  May 2002                                       0.57                    0.42
  June 2002                                      0.68                    0.54
  July 2002                                      0.68                    0.54
  August 2002                                    0.72                    0.50
  September 2002                                 0.81                    0.65
  October 2002                                   0.79                    0.68
  November 2002                                  0.72                    0.67
  December 2002                                  0.81                    0.32

B. PLAN OF DISTRIBUTION

   Not applicable.

C. MARKETS

         The trading market for the Company's Ordinary Shares is the Australian Stock Exchange Limited ("ASX"), which is the principal stock exchange in Australia. The Company's symbol on the ASX is "PSA".

         All on-market transactions for the Company's shares are executed on the ASX's electronic trading system and information on transactions is therefore immediately available. Current ASX settlement requirements are within three days after the transaction.

         Effective July 23, 1996 the Company's ADR's commenced quotation and trading on the Nasdaq National Market (symbol: PSALY) and on May 18, 1998 transferred to the New York Stock Exchange (symbol: PSJ). On March 6, 2000, trading on the New York Stock Exchange terminated, and the ADR's commenced trading on the OTC Bulletin Board under the ticker symbol PSJEY.OB. On October 13, 2000, the ADR's commenced trading on the OTC Pink Sheets. Each ADR evidences one American Depositary Share ("ADS"), which represents five Ordinary Shares. The depositary of the ADR's representing the ADSs is The Bank of New York ("Depositary").

         As at March 31, 2002, 2,835,183 ADR's were on issue. These were equivalent to 14,175,915 Ordinary Shares or approximately 13% of the Company's issued capital.

D. SELLING SHAREHOLDERS

   Not applicable.

E. DILUTION

   Not applicable.

F. EXPENSES OF THE ISSUE

   Not applicable.

                        ITEM 10 - ADDITIONAL INFORMATION

A. SHARE CAPITAL

   Not applicable.

B. CONSTITUTION

1.

The Company was incorporated in New South Wales, Australia on December 7, 1967 and is registered with the Australian Securities and Investments Commission, Australian Company Number 000 602 700.

The Company is subject to Australian Corporations Act 2001 which does not require that a Corporation set out its objects and purposes in its constitution. The law provides that a company has the legal capacity and powers of an individual. A company also has all the powers of a body corporate, including the power to:

(a)      issue and cancel shares in the company;

(b)      issue debentures;

(c)      grant options over unissued shares in the company;

(d) distribute any of the company's property amongst the members in kind or otherwise;

(e)      give security by charging uncalled capital;

(f)      grant a floating charge over the company's property;

(g) arrange for the company to be registered or recognised as a body corporate in any place outside Australia;

(h) do anything that is authorised to do by any other law (including a law of a foreign country).

2.

Under the Corporations Act 2001, one third of the Company's directors (other than the Managing Director) must retire at each annual general meeting and may present themselves for re-election.

(a)      CONTRACTS WITH DIRECTORS.

The following is an extract from the Company's constitution.

"60      DIRECTORS' CONTRACTS WITH THE COMPANY

60.1     A Director is not disqualified by that office from:

         (a) holding any other office or place of profit in the Company (except that of auditor) or in any body corporate in which the Company is a member or otherwise interested;

         (b) entering into a contract or arrangement with the Company (or other body corporate as referred to in CLAUSE 60.1(a)) as vendor, purchaser, underwriter or otherwise; or

         (c) retaining for the Director's own benefit any profit arising from any office or place of profit (as referred to in CLAUSE 60.1(a)) or realised by any contract or arrangement (as referred to in CLAUSE 60.1(b)).

60.2 In respect of any contract or arrangement in which a Director is interested as referred to in CLAUSE 60.1(b) or in respect of any other contract or arrangement in which that Director has a direct or indirect material interest:

         (a) the contract or arrangement may not be avoided by reason only of the interest of the Director;

         (b) (unless the interest that the Director has is an interest as a Member and in common with the other Members or the Director is entitled to vote or be present under section 232A or section 232B of the Corporations Act 2001) the Director shall not vote at a Directors' Meeting in respect of the contract or arrangement and must not be present at a Directors' Meeting whilst the matter is being considered; and

         (c) the nature of the Director's interest must be disclosed by the Director before or at the relevant Meeting of Directors at which the contract or arrangement is to be considered, subject to CLAUSE 60.3.

60.3 A general notice given to the Directors by any Director to the effect that the Director is an officer or a member of or interested in any specified firm or corporation and is to be regarded as interested in all transactions with such firm or corporation is sufficient disclosure as required by the Corporations Law as regards that Director and those transactions. After such general notice it is not necessary for that Director to give any special notice relating to any particular transaction with that firm or corporation.

60.4 A Director may be a director or other officer of, or otherwise interested in, any corporation promoted by the Company or in which the Company is interested as shareholder or otherwise, or which holds any Shares in the Company, and the following provisions apply:

         (a) no such Director is accountable to the Company for any remuneration or other benefits received by that Director as a director or officer, or from that Director's interest in, such corporation;

         (b) the Directors may exercise the voting power conferred by the shares or other interest in any such other corporation held or owned by the Company, or exercisable by them as directors of such other corporation as they think fit (including voting in favour of any Resolution appointing themselves or any of them directors or other officers of such corporation); and

         (c) any Director may vote in favour of the exercise of voting rights as referred to in this clause 60.4 notwithstanding that such Directors may be, or be about to be, appointed a director or other officer of that corporation and as such is or may become interested in the exercise of such voting rights in the manner referred to in clause 60.1.

60.5 A Director must (in accordance with the Listing Rules) forthwith advise the Company Announcements Office of the ASX of any interest the Director may have in any material contract to which the Company is a party or in which the Company also has an interest."

(b)      DIRECTORS' REMUNERATION

The following is an extract from the Company's constitution.

"48               REMUNERATION OF DIRECTORS

48.1 Subject to the Listing Rules and clause 48.2, the Directors shall be paid for their services as Directors such remuneration (not exceeding a maximum sum that is from time to time approved by the Company by resolution passed in General Meeting) as the Directors determine. The notice convening a General Meeting at which it is proposed to seek approval to increase that maximum sum shall be in accordance with the requirements of the Listing Rules and shall specify the proposed new maximum sum and the amount of the proposed increase.

48.2 Any Director who is remunerated as an Executive Director shall not be remunerated under clause 48.1.

48.3     The remuneration fixed under clause 48.1:

         (a) shall be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them;

         (b) is exclusive of any benefits which the Company provides to Directors in satisfaction of legislative schemes including, without limitation, benefits provided under superannuation guarantee or training guarantee or similar schemes; and

         (c) is exclusive of any indemnity paid by the Company under this Constitution and any premium paid by the Company in respect of a contract insuring a Director against liability incurred as an officer of the Company.

48.4 The Directors shall also be entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, General Meetings of the Company or otherwise in connection with the business or affairs of the Company.

48.5 If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors think fit having regard to the value to the Company of the extra services or special exertions. Any special or additional remuneration shall not include a commission on or a percentage of profits or operating revenue.

48.6 Remuneration payable by the Company and any entity under its control to Directors shall be by a fixed sum, and not by a commission on, or percentage of, the profits or operating revenue of the Company."

(c)      BORROWING POWERS

The borrowing powers of directors can be varied by amending the Company's constitution by a special resolution at a general meeting of shareholders.

The following is an extract from the Company's constitution.

"62               BORROWING POWERS OF DIRECTORS

62.1 The Board may from time to time at its discretion raise or borrow any sum or sums of money for the purposes of the Company, with or without security.

62.2 The Board may raise or secure the repayment of such moneys or any debts, liabilities, contracts or obligations undertaken or incurred by the Company in such a manner and upon such terms and conditions as it thinks fit, and in particular by the issue of unsecured notes or by the issue or re-issue of debentures or debenture stock charged upon all or any part of the property of the Company both present and future including its uncalled Shares for the time being. Every debenture or security created by the Company may be so framed that they shall be assignable free from any equities between the Company and the original or any intermediate holders.

6.2.3 The Board may for the purposes of securing the payment of any debentures, bonds or other securities or the payment with interest of any moneys borrowed or payable under any contract or otherwise, make and carry into effect any arrangement which it may deem expedient by assigning or conveying any property of the Company including uncalled Shares to trustees.

62.4 Any bonds, debentures or other securities may be issued at a discount or premium or otherwise and with or without rights or obligations.

62.5 The Board shall cause to be kept at the Office a register of mortgages and charges, in which are to be entered all mortgages and charges specifically affecting property of the Company and all floating charges on the undertaking or any property of the Company giving in each case a short description of the property mortgaged or charged, the amount of the mortgage or charge and, except in the case of securities to bearer, the names of the mortgages or persons entitled to the mortgage or charge.

62.6 If the Board or any Director or any officer of the Company shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person liable from any loss in respect of such liability."

(d)      AGE LIMITS OF DIRECTORS

There is no age limit of directors contained in the Company's constitution. The Corporations Act of Australia provides that after a director reaches the age of 70 years, the director must submit to re-election at each annual general meeting.

(e)      DIRECTOR'S SHAREHOLDING QUALIFICATION

There is no requirement for a director to hold shares in the company.

3.       CLASS OF SHARES

There is only one class of share on issue, namely ordinary shares. Rights and restrictions of the shares are set out below:

(a)      DIVIDEND RIGHTS

The following is an extract from the Company's constitution.

"69      DIVIDENDS

69.1 The Company in General Meeting may determine to pay a dividend if and only if the Board has recommended a dividend and the dividend so determined shall not exceed the amount recommended by the Board.

69.2 The Board may from time to time determine a Dividend to be paid to the Members.

70       ENTITLEMENT TO DIVIDENDS

70.1 Subject to clause 70.2, a Dividend shall, subject to the rights of or any restrictions on the holders of Shares created or raised under any special arrangement as to Dividend, be payable on all Shares in proportion to the amount paid or credited as paid in respect of such Shares and may be declared at a rate per annum in respect of a specified period.

70.2 For the purposes of clause 70.1, no amount paid on a Share in advance of calls or the due date for the payment of any instalment shall be treated as paid on that Share.

70.3 The Board or the Company in General Meeting may determine one Dividend on all Shares or may determine at any one meeting of the Board or General Meeting two or more Dividends. Where more than one Dividend is determined, each Dividend may be determined on any Shares to the exclusion of any other Shares, however the amount payable out of the total of the amount of all Dividends determined at the meeting on all Shares is to be in accordance with the proportion stated in clause 70.1.

70.4 The Company does not incur a debt to Members merely by fixing the amount or time for payment of a Dividend. The debt only arises when the time fixed for payment arrives, and the decision may be revoked by the Directors at any time before then.

70.5 For Dividend purposes, a transfer of Shares registered after the record date for determining those entitled to receive a Dividend but before a Dividend is payable shall not pass any right to a Dividend fixed for payment on such Shares before the record date.

70.6 The Board may retain the Dividends payable upon Shares in respect of which any person is entitled to transfer under clause 17 until such person shall become registered as a Member in respect of such Shares or has transferred such Shares.

70.7 The Board may retain the Dividends on which the Company has a charge and may apply the same in or towards satisfaction of the calls, instalments or sums owing in respect of which the charge exists.

"73            PAYMENT OF DIVIDEND

73.3 All Dividends remaining unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to Corporations Law."

(b)      VOTING RIGHTS

The following is an extract from the Company's constitution.

"33            ENTITLEMENT TO VOTE AT GENERAL MEETINGS

33.1     (a)      Subject to any rights or restrictions for the time being
                  attached to any Shares, votes may be given either personally or by proxy or by attorney under power or in the case of a corporation by its duly authorised representative.

         (b) No person is entitled to vote unless he or she is a Member and present in person or by proxy or attorney or is the duly authorised representative of a corporation which is a Member.

33.2 Subject to the rights or restrictions attached to any Shares, on a show of hands every Member present in person or by proxy or attorney or by duly authorised representative has one vote.

33.3 On a poll, every Member present in person or by proxy or attorney or by duly authorised representative has one vote for every fully paid Share and a fraction of a vote for every partly paid Share equivalent. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid up and payable (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

33.4 Notwithstanding anything express or implied in this Constitution a Member is not entitled to vote at any General Meeting in respect of any Shares held by the Member upon which calls remain unpaid.

33.5     (a)      If two or more persons are registered as joint holders of any
                  Share, one only of such holders shall be entitled to vote at a Meeting either personally or by proxy, attorney or duly authorised representative in respect of such Share as if he or she were solely entitled to it.

         (b) If more than one of such joint holders is present at any Meeting personally or by proxy, attorney or duly authorised representative and seeks to vote, then that one of the holders present whose name stands first on the Register and no other shall be entitled to vote in respect of such Share.

         (c) Several executors or administrators of a deceased Member in whose name any Share stands shall for the purpose of this CLAUSE 33 be deemed joint holders of such Share.

33.6 Any person entitled under clause 11 to take a transfer of any Shares may vote at any Meeting in respect of those Shares in the same manner as if he or she were the registered holder of those Shares, provided that at least 48 hours before the time of the Meeting or adjourned Meeting as the case may be at which he or she proposes to vote, he or she must satisfy the Directors of his or her right to take a transfer of those Shares unless the Directors have admitted his or her right to vote at that Meeting."

(c)      RIGHT TO SHARE OF PROFITS

None of the Company's shares carry a right to a share of profits other than through participation in any dividend distribution.

(d)      SURPLUS ON LIQUIDATION

The following is an extract from the Company's constitution.

"80            WINDING UP

80.1 Subject to clauses 80.2 and 80.3, if the Company is wound up, the assets available for distribution among the Members shall be distributed, as nearly as may be, to the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively."

(e)      REDEMPTION PROVISIONS

The following is an extract from the Company's constitution.

"21            REDUCTION OF SHARE CAPITAL

         The Company may reduce its share capital in any manner permitted by the Corporations Law and the Listing Rules."

(f)      SINKING FUND PROVISIONS

Not applicable

(g)      CALLS ON SHARES

The following is an extract from the Company's constitution.

"10            CALLS ON SHARES

10.1 The Directors may, subject to the terms upon which any Shares may have been issued from time to time, make such calls as the Directors think fit upon the Members in respect of moneys unpaid on their respective Shares.

10.2     Calls may be made payable by instalments.

10.3 Not less than 30 Business Days' (or such lesser period as permitted by the Listing Rules) notice of a call, specifying the amount of the call, the time and place for payment and all other matters required to be specified in the notice by the Listing Rules, shall be given to Members liable to pay the call.

10.4     A call may be revoked, postponed or extended by the Directors.

10.5 A call is deemed to have been made at the time when the Resolution of the Directors authorising the call was passed.

10.6 The non-receipt of a notice of a call by or the accidental omission to give notice of a call to any of the Members does not invalidate the call.

10.7 Any amount that, by the terms of issue of a Share or otherwise, is payable at any fixed time or by instalments at fixed times, is payable as if it were a call duly made by the Directors and of which due notice had been given. If the amount is not paid when due, the provisions of this Constitution as to payment of interest, expenses, forfeiture or otherwise apply as if the amount had become payable by virtue of a call duly made and notified.

10.8 The joint holders of Shares are severally as well as jointly liable for the payment of all amounts of instalments and calls in respect of such Shares.

10.9 When issuing partly paid Shares, the Directors may differentiate between the Members as to the amount of calls to be paid and the times of payment.

10.10 If a sum called is not paid on or before the date for payment the person from whom the sum is due shall pay interest on the sum (or on so much as remains unpaid from time to time) at such rate as the Directors may determine, not exceeding 20% per annum, calculated from the date appointed for payment of the call until the time of actual payment. The Directors may waive such interest in whole or in part.

10.11 In the event of non-payment of any call the Company may proceed to recover the unpaid amount with interest and expenses (if any) by action, suit or otherwise against the relevant Member but any such action is without prejudice to the right to forfeit the relevant Share and either or both of such rights may be exercised by the Directors in their discretion.

10.12    In any proceedings under clause 10.11:

         (a) proof of the following by the Company will be conclusive evidence of the debt:

                  (i) that the name of the Member sued is entered in the Register as a holder of the relevant Shares;

                  (ii) that the resolution making the call is duly recorded in the minute book;

                  (iii) that notice of the call was duly given to the registered holder of the Shares in accordance with clause 10.3, or (in the case of calls or instalments payable at fixed times by the terms of issue of the Share), those terms; and

                  (iv)     that the sum or call has not been paid;

         (b)      the Company need not prove:

                  (i) the appointment of the Directors who made the allotment or call;

                  (ii)     the passing of the resolution making the call; or

                  (iii)    any other matters.

10.13 The Directors may, if they think fit, accept from any Member all or any part of the amount unpaid on a Share although no part of that amount has been called up.

10.14 The Directors may authorise payment by the Company of interest upon the whole or any part of moneys paid in advance of a call until the amount becomes payable, at such rate as the Member paying such sum and the Directors agree upon.

10.15 Any amount paid in advance of calls is to be treated as an unsecured loan until a call is due and until that time not included or taken into account in ascertaining the amount of Dividend payable upon the relevant Shares.

10.16 The Directors may at any time repay any amount paid in advance of a call upon giving to the Member one month's notice in writing.

10.17 The Directors may at any time enter into on behalf of the Company contracts with any or all of the Members holding partly paid Shares to extinguish the liability of those Members to pay to the Company any amount unpaid on the Shares held by them, provided that such extinguishment of liability is done in accordance with the Corporations Law and the Listing Rules."

(h)      DISCRIMINATION AGAINST SUBSTANTIAL SHAREHOLDERS

Not applicable

4.       CHANGING STOCKHOLDER RIGHTS

There is presently only one class of share on issue. If there is more than one class of share on issue at any time, rights attaching to a class of shares may be varied by a 75% majority at a meeting of holders of that class of share, in accordance with the following extract from the Company's constitution.

"4             VARIATION OF RIGHTS ATTACHING TO SHARES

4.1 If at any time the Company has on issue different classes of Shares, the rights and privileges attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the sanction of a Special Resolution passed at a separate Meeting of the holders of the Shares of that class.

4.2 The provisions of the Corporations Law and this Constitution relating to Special Resolutions and General Meetings apply to every Meeting referred to in clause 4.1, with such changes as are necessary, except that the quorum is Members present holding or representing 75% of the nominal amount of the Shares of the class and that any Member present holding Shares of the class may demand a poll.

4.3 If a quorum is not present at any Meeting referred to in clause 4.1 or if the Special Resolution is not passed by the necessary majority, all or any of the rights and privileges attaching to the relevant class of Shares may be varied with the consent in writing of the holders of at least 75% of the issued Shares of that class within 2 calendar months from the date of the Meeting."

5.       GENERAL MEETINGS OF THE COMPANY

The following is an extract from the Company's constitution.

"25            GENERAL MEETINGS

25.1 An Annual General Meeting of the Company must (unless otherwise permitted by the Corporations Law) be held:

         (a)      at least once in every calendar year, and

         (b) within the period of five months after the end of its financial year.

25.2 General Meetings of the Company other than Annual General Meetings are in this Constitution called General Meetings.

25.3     The Directors may whenever they think fit convene a General Meeting.

25.4 Except as provided in ss 249D, 249E and 249F of the Corporations Law, no Member or Members may convene a General Meeting.

25.5 The Company may hold a General Meeting at 2 or more venues using any technology that gives the Members as a whole a reasonable opportunity to participate.

26             NOTICE OF GENERAL MEETINGS

26.1 Subject to the provisions of the Corporations Law as to the notice required for Special Resolutions, not less than 28 days' notice (exclusive of the day on which the notice is given or deemed to be given but inclusive of the day for which the meeting is convened) of any General Meeting shall be given in writing to all the Members entitled to receive notices of Meetings in the manner provided in this Constitution unless otherwise permitted by the Corporations Law.

26.2 Every notice of a General Meeting must comply with s 249L of the Corporations Law.

26.3 The accidental omission to give notice of any General Meeting to or the non-receipt of any such notice by any of the Members or the Auditors or the Secretary or the ASX or the accidental omission to advertise (if necessary) such meeting shall not invalidate the proceedings at or any Resolution passed at any such Meeting."

6.       LIMITATIONS ON SHARE OWNERSHIP

There are no limitations on the rights to own securities other than those contained within Australian law, including the Foreign Acquisitions and Takeovers Act, 1975, the Corporations Act 2001 and the Trade Practices Act, 1974.

7.       CHANGE OF CONTROL

         None.

8.       SUBSTANTIAL SHAREHOLDINGS

The Corporations Act requires disclosure of a relevant interest in the Company of 5% or more. There are no applicable provisions in the Company's constitution.

C.       MATERIAL CONTRACTS

     None.

D.       EXCHANGE CONTROLS

         The Australian government currently does not impose any limits, including any foreign exchange controls, that restrict the export or import of capital by the Company or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities (except as set out below in this Item 10). Any transfer of Australian or foreign currency of A$10,000 or more by a person and any international funds transfer into or out of Australia by certain banks and other cash dealers must be reported to the Australian government's Transaction Reports and Analysis Centre (AUSTRAC). See also "Taxation - Australian Taxation" for a discussion of the Australian dividend withholding tax.

         There is no provision in Australian law (except as stated below in this Item 10) or in the Company's constituent documents that prevents or restricts a non-resident of Australia from freely owning and voting the Ordinary Shares which underlie the Company's ADR's.

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

         The Australian Foreign Acquisitions and Takeovers Act of 1975 (the "Foreign Takeovers Act") requires notification to the Australian government of any proposed acquisition by a foreign person which would result in such person and any of its associates controlling not less than 15% of the voting power or holding an interest in not less than 15% of the shares of an Australian company with total assets valued at A$5 million or more. Upon receipt of such notification, the Australian government has the authority to review such acquisition. The Australian government also has the authority to review any transaction involving two or more foreign persons who, with their associates, are able to control at least 40% of the voting power or hold interests in not less than 40% of the shares of an Australian corporation. Under its present policy and except in certain special cases, the Australian government will automatically approve such acquisitions if the corporation has total assets of less than A$50 million. Where the corporation has assets in excess of A$50 million (as does the Company), the Australian government either may permit the proposed acquisition to proceed subject to conditions or may prohibit the transaction as contrary to the national interest. Under the terms of the Foreign Takeovers Act, ownership of ADR's will constitute ownership of shares or voting power of the Company.

         Section 671B of the Australian Corporations Act 2001 requires a shareholder who is entitled (within the meaning of the Australian Corporations
Act) to 5% or more of the voting shares of a corporation (a "substantial shareholder') to notify the corporation of such shareholding within two business days after the shareholder becomes aware that the shareholder is a substantial shareholder. Section 671B of the Australian Corporations Act 2001 also requires a substantial shareholder to further notify the corporation when its entitlement changes by an amount equal to 1% or more of the voting shares. Under the Australian Corporations Act 2001, a person who holds an ADR is deemed to be entitled to the underlying shares.

         Section 606 of the Australian Corporations Act 2001 prohibits, subject to the making of a formal takeover offer or certain limited exceptions, a shareholder from acquiring shares in an Australian company if the acquisition would result in the shareholder having an entitlement (within the meaning of the Australian Corporations Act 2001) to more than 20% of the voting shares of the corporation (or the acquisition would result in a shareholder who is already entitled to not less than 20% but less than 90% of the shares becoming entitled to a greater percentage).

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

E.       TAXATION

AUSTRALIAN TAXATION

         The following is a summary of the principal Australian tax consequences of the purchase, ownership and sales of ADS's (which are evidenced by ADR's) by United States resident shareholders. It is not a complete analysis or listing of all the possible tax consequences of such purchase, ownership and sale. Such shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and the sale of Ordinary Shares or ADR's, including consequences under state and local tax laws.

         The taxation treatment of a United States resident shareholder of Ordinary Shares or ADR's will depend on the particular circumstances of that shareholder. The following summarizes the general principles of the application of Australian taxation laws.

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

         United States resident securities traders who are not residents of Australia for tax purposes are not subjected to Australian tax on capital gains arising on the sale of the Ordinary Shares or ADR's provided that the investor and its associates do not at any time during the five years preceding disposal beneficially own 10% or more of the Company's issued share capital.

         Under the New South Wales Stamp Duties Act no New South Wales stamp duty will be payable on the acquisition or disposal of ADR's or Ordinary Shares.

UNITED STATES FEDERAL TAXATION

         The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and sale of ADS's (which are evidenced by ADR's) by a citizen, resident or corporation of the United States (as the case may be, a "US Holder"). It is not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership and sale and does not address tax consequences to special persons such as tax-exempt entities and corporations owning at least 10% of the stock of the Company. Shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of Ordinary Shares or ADR's, including consequences under the estate and local tax laws.

TAXATION OF CASH DIVIDENDS

         For U.S. federal income tax purposes, US Holders of ADR's generally will be treated as the owners of the underlying Ordinary Shares. Dividends paid with respect to the Ordinary Shares represented by ADR's will be includable in the gross income of the US Holder as ordinary income when the dividends are received by the Depositary and will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended, and will be treated as foreign source dividend income. Dividends paid in Australian dollars will be includable in income in the US dollar amount based on the exchange rate on the date such dividends are paid by the Company. US Holders of ADR's will be required to recognize their share of any exchange gain or loss realized by the Depositary upon the conversion of Australian dollars into US dollars and any such gain or loss will be ordinary gain or loss.

TAXATION OF WITHDRAWALS

         U.S. holders of ADR's that exercise their right to withdraw Ordinary Shares from the Depositary in exchange for the ADR representing such ADR's will generally not be subject to United States federal income tax on such withdrawal. The aggregate basis of the Ordinary Shares so received will be equal to the U.S. Holder's aggregate adjusted basis on ADR's exchanged therefor.

TAXATION OF CAPITAL GAINS

         A U.S. holder that holds ADR's as a capital asset will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of such ADR's in an amount equal to the difference between such U.S. holder's basis in the ADR's and the amount realized on their disposition. Such capital gain or loss will be deemed long-term capital gain or loss if the U.S. holder holds such ADR's for more than one year. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. holder of ADR's generally will constitute gains or losses from sources within the United States.

F. DIVIDENDS AND PAYING AGENTS

   Not applicable.

G. STATEMENT BY EXPERTS

   Not applicable.

H. DOCUMENTS ON DISPLAY

   Not applicable.

I. SUBSIDIARY INFORMATION

   Not applicable.

      ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risk from adverse changes in commodity prices and interest rates as discussed below.

              Commodity Price Risk. The Company currently does not produce or sell natural gas and crude oil but may do so in future financial periods. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. In the past the Company has made use of derivative financial instruments such as forward swap contracts and collars as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of commodity price fluctuations. The Company used the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments were generally offset by similar changes in the realized prices of the commodities. See "Item 5 - Operating and Financial Review and Prospects -- Hedging Transactions." The Company currently has no derivatives contracts in place.

              Interest Rate Risk. Currently, the Company has no open interest rate swap or interest rate lock agreements. The Company's only exposure to interest rate risk is in relation to the floating rate earned on the Company's cash balances. The Company currently has no debt.

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                 Not applicable

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As disclosed in the Form 20-F in December 1999, the Company's wholly owned US subsidiary Petsec Energy Inc. was in default of its $100 million Senior Subordinated Notes due 2007. On January 16, 2001, the subsidiary emerged from Chapter 11 of the US Bankruptcy Code. See discussions in Item 4 and 5.

     ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                                 USE OF PROCEEDS

                                 Not applicable

                               ITEM 15 - RESERVED

                                 Not applicable.

                               ITEM 16 - RESERVED

                                 Not applicable.

                                    PART III

                         ITEM 17 - FINANCIAL STATEMENTS

Not applicable - see Item 18 below.

                         ITEM 18 - FINANCIAL STATEMENTS

The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-26 of this Form 20-F.

                               ITEM 19 - EXHIBITS
EXHIBITS
         1.1 Constitution of the Company, incorporated herein by reference to
         Exhibit 23.1 to Form 20-F for the Company for the year ended December 31, 2000 (File No. 0-28608).
         10.1 Consent of KPMG
         10.2 Consent of Ryder Scott Company
         10.3 CEO Certification
         10.4 CEO Certification pursuant to Sarbanes-Oxley Act of 2002
         10.5 CFO Certification pursuant to Sarbanes-Oxley Act of 2002

                                   SIGNATURES

         The Registrant, Petsec Energy Ltd, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Fiona A. Robertson
        -----------------------
Fiona A. Robertson
Chief Financial Officer
Petsec Energy Ltd

PETSECENERGYLTD
ACN 000 602 700

US Dollar Financial Statements
Under US Generally Accepted
Accounting Principles
DECEMBER 31, 2001

Consolidated Balance Sheets                                               F2

Consolidated Statements of Operations                                     F3

Consolidated Statements of Comprehensive Income (Loss)                    F4

Consolidated Statements of Cash Flows                                     F5

Notes to the Consolidated Financial Statements                            F6

Independent Auditor's Report                                             F26

Note: Further information relating
to the operations of the Company
is available through either of the
following:

1. The Company's home page at
http://www.petsec.com.au

2. By contacting
The President
Petsec Energy Inc.
4023 Ambassador Caffery, Suite 550
Lafayette LA 70503
(337) 989 1942

                                       F1

CONSOLIDATED BALANCE SHEETS
Petsec Energy Ltd And Subsidiaries

                                                                              December 31      December 31
                                                                                 2000             2001
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------
ASSETS (NOTE 1(b))
Current assets
     Cash                                                                      $   12,781      $  11,719
     Other receivables                                                                103            108
     Prepayments                                                                       40             44
     Deferred tax assets (note 2)                                                     145            135
                                                                               -------------------------
         Total current assets                                                      13,069         12,006
                                                                               -------------------------

Non-current assets
     Unproved oil and gas properties                                                2,884          2,974
     Investment securities                                                              1             63
     Property, plant and equipment (note 5)                                            82             53
                                                                               -------------------------
         Total non-current assets                                                   2,967          3,090
                                                                               -------------------------
Total assets                                                                   $   16,036      $  15,096
                                                                               -------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) (NOTE 1(b))
Current liabilities
     Accounts payable and accrued liabilities (note 6)                         $      423      $     390
     Deferred gain on deconsolidation of controlled entity (note (1b))             37,147              -
                                                                               -------------------------
         Total current liabilities                                                 37,570            390
                                                                               -------------------------

Long-term liabilities
     Deferred tax liabilities (note 2)                                              1,302          1,006
     Other accrued liabilities (note 7)                                               117            116
                                                                               -------------------------
         Total long-term liabilities                                                1,419          1,122
                                                                               -------------------------
Shareholders' equity (deficit)
     Share capital (notes 9 and 10)                                               120,789        120,661
     Subscriptions receivable (note 10)                                              (492)             -
     Accumulated other comprehensive loss (notes 4 and 10)                         (2,148)        (2,287)
     Accumulated deficit                                                         (141,102)      (104,790)
                                                                               -------------------------
         Total shareholders' equity (deficit)                                     (22,953)        13,584
                                                                               -------------------------
Total liabilities and shareholders' equity                                     $   16,036      $  15,096
                                                                               -------------------------

See accompanying notes to consolidated financial statements.

                                       F2

CONSOLIDATED STATEMENTS
OF OPERATIONS
Petsec Energy Ltd and subsidiaries

                                                                               Twelve months ended
                                                                  December 31      December 31         December 31
(US dollars, in thousands)                                           1999             2000                2001
-------------------------------------------------------------------------------------------------------------------
Oil and gas sales (net of royalties)                              $  31,000       $    8,257       $          -
                                                                  ---------------------------------------------
Operating expenses
     Lease operating expenses                                         7,045            1,657                  -
     Depletion, depreciation and amortization                        21,295            4,845                 28
     Exploration expenditure                                          2,750              365                422
     Dry hole and abandonment costs                                   2,840              611                877
     Impairment expense                                               7,480                -                  -
     General, administrative and other expenses                       6,859            3,625              1,264
     Stock compensation expense                                         260              138                 11
                                                                  ---------------------------------------------
     Total operating expenses                                        48,529           11,241              2,602
                                                                  ---------------------------------------------

     Loss from operations                                           (17,529)          (2,984)            (2,602)

Other income                                                            260                1                200
Profit on sale of assets                                                241              592                  9
Profit on sale of investments                                         2,561                -                  -
Interest expense                                                    (10,963)          (3,378)                 -
Interest income                                                       1,070            1,037                447
                                                                  ---------------------------------------------
     Income (loss) before income tax and extraordinary item         (24,360)          (4,732)            (1,946)
Income tax benefit (expense) (note 2)                                  (764)             (10)                 8
                                                                  ---------------------------------------------
     Net income (loss) before extraordinary item                  $ (25,124)      $   (4,742)      $     (1,938)
Extraordinary items
     Recognition of deferred gain on subsidiary
         emergence from bankruptcy (note 1(b))                            -                -             37,147
     Distribution from bankruptcy trustee (note 1(b))                     -                -              1,103
                                                                  ---------------------------------------------

     Net income (loss)                                            $ (25,124)      $   (4,742)      $     36,312
                                                                  ---------------------------------------------

Earnings per common share (note 3)
- basic, before extraordinary gain (cents)                            (0.23)            (0.04)            (0.02)
- basic, after extraordinary gain (cents)                             (0.23)            (0.04)             0.36

- diluted, before extraordinary gain (cents)                          (0.23)            (0.04)            (0.02)
- diluted, after extraordinary gain (cents)                           (0.23)            (0.04)             0.36

See accompanying notes to consolidated financial statements.

                                       F3

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
Petsec Energy Ltd and subsidiaries

                                                                               Twelve months ended
                                                                  December 31      December 31        December 31
(US dollars, in thousands)                                           1999             2000               2001
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                $  (25,124)      $   (4,742)       $   36,312
                                                                 -----------      ----------        ----------

Foreign currency translation adjustments,
     net of tax (note 4)                                              1,065            1,257               214

Unrealized gains (losses) on investment securities
     arising during the period, net of tax (note 4)                      (1)               -                 -
                                                                 -----------      ----------        ----------

Other comprehensive income (loss), net of tax                         1,064            1,257               214

                                                                 -----------      ----------        ----------
Comprehensive income (loss)                                      $  (24,060)      $   (3,485)       $   36,526
                                                                 -----------      ----------        ----------

See accompanying notes to consolidated financial statements.

                                       F4

CONSOLIDATED STATEMENTS
OF CASH FLOWS
Petsec Energy Ltd and subsidiaries

                                                                                Twelve months ended
                                                                  December 31       December 31         December 31
(US dollars, in thousands)                                            1999              2000                2001
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                $  (25,124)        $  (4,742)        $   36,312
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
-    depletion, depreciation and amortization                        21,295             4,845                 28
-    dry holes and abandonments                                       2,840               611                877
-    impairments                                                      7,480                 -                  -
-    gain on sale of investments/assets                              (2,802)             (592)                (9)
-    recognition of deferred gain                                         -                 -            (37,147)
-    gain on distribution from bankruptcy trustee                         -                 -             (1,103)
-    deferred tax                                                       675                 -                  -
-    employee stock compensation                                        260               138                 11
-    interest income on subscriptions receivable                        (80)              (80)                 -
-    amortization of borrowing costs and discount on notes              345               264                  -
Changes in operating assets and liabilities:
-    accounts receivable                                              4,299              (186)                 -
-    other current assets                                             3,680             1,306                 (9)
-    accounts payable and accrued liabilities                          (508)           (1,274)              (127)
-    other accrued liabilities                                          228               228                  1
                                                                 -----------------------------------------------
Net cash provided by (used in) operating activities                  12,588               518             (1,166)
                                                                 -----------------------------------------------

INVESTING ACTIVITIES
     Additions to oil and gas properties                            (13,963)          (12,113)              (965)
     Additions to investments                                             -                 -                (63)
     Proceeds of asset disposals                                     71,735             8,450                  9
     Proceeds of investment sales                                     2,636                 -                  -
     Distribution from bankruptcy trustee                                 -                 -              1,103
     Distribution from investments                                        -                 -                 20
     Loss of cash on deconsolidation of controlled entity                 -            (2,248)                 -
                                                                 -----------------------------------------------
Net cash provided by (used in) investing activities                  60,408            (5,911)               104
                                                                 -----------------------------------------------

FINANCING ACTIVITIES
     Proceeds from bank credit facility                                   -            19,330                  -
     Repayments of bank credit facility                             (66,125)          (21,515)                 -
                                                                 -----------------------------------------------
         Net cash used in financing activities                      (66,125)           (2,185)                 -
                                                                 -----------------------------------------------
Increase (decrease) in cash                                           6,871            (7,578)            (1,062)
Cash at the beginning of the period                                  13,488            20,359             12,781

CASH AT THE END OF THE PERIOD                                    $   20,359         $  12,781         $   11,719
                                                                 -----------------------------------------------


See accompanying notes to consolidated financial statements.

                                       F5

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Petsec Energy Ltd And Subsidiaries

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Description of business

Petsec Energy Ltd ("the Company") is an independent exploration, development and production company operating in the shallow waters of the Gulf of Mexico, primarily offshore Louisiana and Texas. The primary business of the Company is exploration, development and production of oil and gas; therefore, the Company is directly affected by fluctuating economic conditions in the oil and gas industry. The Company currently does not have any production.

(b) Basis of preparation

The financial statements have been prepared on a going concern basis in accordance with US GAAP, with the US dollar as the reporting currency.

On April 13, 2000, the consolidated entity's US subsidiary, Petsec Energy Inc. ("PEI"), filed a voluntary petition under Chapter 11 of the US Bankruptcy Code in the United States Bankruptcy Court. Petsec Energy Ltd's control over PEI was significantly impaired as a result of the protection PEI was entitled to receive under the US Bankruptcy Act. Consequently the directors decided to deconsolidate PEI from the consolidated entity's financial statements as at April 13, 2000 unless and until control was re-established.

The gain, resulting from the deconsolidation of PEI, had been deferred until all obligations were extinguished, which was considered to be as of the date PEI emerged from Chapter 11.

An agreement was reached between and among PEI, PUSAPetsec (USA) Inc. a Nevada Corporation and wholly owned subsidiary of PEL, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee ifof Unsecured Creditors and certain holders of the 9 1/2 % Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the United States. The sale of PEI's assets was completed in December 2000 pursuant to the Bankruptcy Court approved Plan of Reorganization. In accordance with the distribution scheme under the Plan of Reorganization the Company received approximately US$1.1 million in 2001.

PEI emerged from Chapter 11 on January 16, 2001, consequently the financial effect of emerging from Chapter 11 has been recorded in the December 31, 2001 financial statements. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million in 2001 as a result of the forgiveness of liabilities.

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries ("the Group"). All significant intercompany balances and transactions have been eliminated on consolidation.

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

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion, depreciation and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.

(e) Provision for dismantlement

The estimated costs of dismantling and abandoning offshore oil and gas properties are provided for using the units of production method. Such provision is included in depletion, depreciation and amortization in the accompanying statements of operations.

                                       F6

(f) Capitalized interest

No interest was capitalized in 1999, 2000 and 2001.

(g) Depreciation - other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

-----------------------------------------------------
                                           Estimated
                            Method        useful life
-----------------------------------------------------
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

Management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates such determination at each balance date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive loss. Dividends received on investment securities are recognized on earnings when received.

     ii) Assets held for sale

The assets held for sale consisted of capitalized exploration costs in relation to oil and gas leases, exploration and development activities. These assets represented a 50% working interest in all but one of the operating leases then held by the Company and were disposed of for cash effective January 1999. See item (j) below.

(i) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost method.

(j) Impairments

In 2000 and 2001 there were no non-cash impairment charges. The non-cash impairment charge of $7.5 million in 1999, was recorded in accordance with Statement of Financial Accounting Standards No. 121, which requires that long-lived assets held and used by the Group be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

In 1999, downward reserve adjustments based on well performance resulted in the asset impairment. The carrying values for assets determined to be impaired were adjusted to estimated fair value based on projected future discounted net cash flows for such assets.

(k) Revenue recognition

Sales are brought to account when product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

(l) Hedging activities

The Company uses derivative commodity instruments to manage commodity price risks associated with future crude oil and natural gas production but does not use them for speculative purposes. The Group's commodity price hedging program utilizes swap contracts and collars. To qualify as a hedge, these contracts must correlate to anticipated future production such that the Group's exposure to the effects of commodity price changes is reduced. The gains and losses related to these hedging transactions are recognized as adjustments to the revenue recorded for the related production. The Group uses the accrual method of accounting for derivative commodity instruments. At inception, any contract premiums paid are recorded as prepaid expenses and, upon settlement of the hedged production month, are included with the gains and losses on the contracts in oil and gas revenues.

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and

                                       F7
resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

On January 1, 2001, the Group adopted Statement 133, as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". As a result of the filing for voluntary protection under Chapter 11 of the US Bankruptcy Code in the United States Bankruptcy Court and the corresponding deconsolidation of PEI, the impact of the adopting Statement 133, as amended, was not material.

During 2001 no derivative instruments were entered into.

(m) Employee entitlements

The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees' services provided up to balance date. The provision has been calculated based on current wage and salary rates and includes related on-costs. Employer contributions to superannuation funds are charged against earnings. Further information is set out in note 11.

(n) Income taxes

The Group accounts for income taxes following the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where realization of a deferred tax asset is not considered more likely than not a valuation allowance is established. See note 2 for further discussion.

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

The balance sheets of the Company and its Australian subsidiaries are translated at the rates of exchange ruling at balance date. The statements of operations are translated at a weighted average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and form part of the accumulated other comprehensive loss. The income tax effect of exchange differences in respect of US dollar balances held by the Company and certain subsidiaries has been taken to the foreign currency translation reserve on consolidation.

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

---------------------------------------------------------
                              Twelve months ended
                                 December 31,
                           1999         2000        2001
---------------------------------------------------------
Weighted average
exchange rate             0.6430       0.5746      0.5075
Exchange rate at
period end                0.6539       0.5489      0.5062

(p) Financing costs

Costs associated with the note issue and credit facility (see note 8(a)) have been capitalized and were amortized over the period to maturity.

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

                                       F8

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

In April 1999 the Company cancelled all employee options on issue and issued new options under the plan. The stock compensation expense relating to the new options is accounted for in accordance with SFAS No. 123 (refer to note 10 for movements in employee options and shares).

The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 1999 were 1.5 to 3.5 years (weighted average 2.5 years); 76%; 0 and 5% per annum, respectively. No options were issued in 2000 and 2001.

(t) Investment in affiliated company

At the beginning of 1999 the Company had an investment in an affiliated company of 44% of the common stock of Climax Mining Ltd ("Climax"), an Australian listed minerals exploration company.

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

                                       F9

                                                Twelve months ended
                                   December 31      December 31       December 31
                                      1999             2000              2001
(US dollars, in thousands)
-------------------------------------------------------------------------------

2.   Income taxes

Income (loss) before income taxes for the years ended December 31, 1999, 2000 and 2001 were taxed under the following jurisdictions:

Australia                          $     3,104      $    (660)  $    (489)
US                                 $   (27,464)     $  (4,072)  $  36,793
                                   ---------------------------------------
                                   $   (24,360)     $  (4,732)  $  36,304
                                   ---------------------------------------

The US jurisdiction income for December 31, 2001, includes a non assessable extraordinary gain of $37.1 million arising on the forgiveness of liabilities as a result of a subsidiary emerging from bankruptcy, and a taxable extraordinary gain of US$1.1 million, being the distribution from the bankruptcy trustee. Tax payable on this distribution was sheltered using carried forward net operating losses.

Income tax expense (benefit) is presented below:
     Current:
     Australia                                        $   89   $  10   $   (8)
                                                      ---------------------------
     Deferred:
     Australia                                        $  675   $   -   $    -
     US                                               $    -   $   -   $    -
                                                      --------------------------
                                                      $  675   $   -   $    -
                                                      --------------------------
     Income tax expense (benefit)                     $  764   $  10   $   (8)
                                                      --------------------------

Income tax expense (benefit) differed from the amounts computed by applying an income tax rate of 34% (the statutory rate in effect in Australia) (2000: 34%, 1999: 36%) to income (loss) before income taxes and extraordinary item as a result of the following:

Computed "expected" tax expense (benefit)                   $  (8,770)   $   (1,609)    $   (662)

Increase (reduction) in income taxes resulting from:
     Items not deductible for tax                                 145             -            -
     Non-assessable gain on sale of associate                    (922)            -            -
     US benefit lost on deconsolidation                             -         1,384            -
     Reversal of deferred tax asset relating to associate       1,048             -            -
     Change in the balance of the valuation allowance for
         deferred tax assets                                   10,142             -            -
     Other                                                       (879)          235           670
                                                        -------------------------------------------
                                                            $     764    $       10     $      (8)
                                                        -------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 2001 are presented below.

Deferred tax assets:

Financial provisions not currently deductible for tax purposes           $    145   $    135
Net operating loss carry forward                                            4,624     62,686
                                                                         --------------------
                                                                            4,769     62,821
Less valuation allowance                                                   (4,624)   (62,686)
                                                                         --------------------
Total deferred tax assets                                                $    145   $    135
                                                                         -------------------

Deferred tax liabilities:

Net unrealized foreign exchange gains transferred to the
     foreign currency translation reserve                                $     (1,302)      $  (1,006)
                                                                         -----------------------------
Net deferred tax liability                                               $     (1,157)      $    (871)
                                                                         -----------------------------

                                      F10

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The remaining balance of deferred tax assets are expected to be realized through the reversal of taxable temporary differences.

At December 31, 2001, the Company has net operating loss carryforwards for Australian income tax purposes of US$1.2 million which are available to offset future taxable income. These losses have no expiry.

At December 31, 2001 the Company has net operating loss carryforwards of $61.5 million for United States Federal and State income tax purposes, which are available to offset future Federal and State taxable income, if any, from 2005 through 2020.

3.  EARNINGS PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares.

                                                                          Twelve months ended
                                                                             December 31
                                                            December 31           2000           December 31
                                                               1999         (in thousands)         2001
                                                            ------------------------------------------------
Weighted average number of ordinary shares used in the
     calculation of the basic earnings per share              107,429          106,589             105,752
Weighted average number of ordinary shares used in the
     calculation of the diluted earnings per share            107,429          106,589             105,752

                                                 1999                        2000                        2001
                                      ------------------------------------------------------------------------------------
                                      (US$'000)     (cents/share)   (US$'000)     (cents/share)  (US$'000)    (cents/share)
EARNINGS PER COMMON SHARE - BASIC
Net income (loss) before
extraordinary item                     (25,124)      (0.23)           (4,742)       (0.04)       (1,938)      (0.021)
Extraordinary item                           -           -                 -            -        38,250        0.365
                                      -----------   ----------       ----------   -----------   ----------   ----------
Net income (loss)                      (25,124)      (0.23)           (4,742)       (0.04)       36,312         0.34
                                      -----------   ----------       ----------   -----------   ----------   ----------
EARNINGS PER COMMON SHARE - DILUTED
Net income (loss) before
extraordinary item                     (25,124)      (0.23)           (4,742)       (0.04)       (1,938)      (0.021)

Extraordinary item                           -           -                 -            -        38,250        0.365
                                      -----------   ----------       ----------   -----------   ----------   ----------
Net income (loss)                      (25,124)      (0.23)           (4,742)       (0.04)       36,312         0.34
                                      -----------   ----------       ----------   -----------   ----------   ----------

The difference between the weighted average number of ordinary shares used for basic and diluted earnings per share arises due to the dilutive effect of unexercised options and is measured utilizing the treasury stock method. There is no difference between the basic and diluted weighted average number of ordinary shares in 1999, 2000 and 2001 as the exercise price of the 549,000 options (1999: 3,125,000; 2000: 1,432,500) is above the average market price.

                                      F11

                                                                             Twelve months ended
                                                            December 31         December 31          December 31
                                                               1999                2000                 2001
                                                                          (US Dollars, in thousands)
                                                            -----------------------------------------------------
4.  OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments -
     Australian operations (no tax effect)                  $    1,065           $  1,257            $       214
                                                            ----------------------------------------------------

Unrealized gains (losses) on investment securities
     arising during the period                              $       (1)          $      -            $         -
Income tax effect                                                    -                  -                      -
                                                            ----------------------------------------------------
                                                            $       (1)          $      -            $         -
                                                            ----------------------------------------------------

                                                                           December 31     December 31
                                                                              2000            2001
                                                                           (US Dollars, in thousands)
                                                                           ----------------------------
5.  PROPERTY, PLANT AND EQUIPMENT

- at cost                                                                 $      338        $    266
- accumulated depreciation                                                      (256)           (213)
                                                                          ---------------------------
                                                                          $        82       $      53
                                                                          ---------------------------

6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Current
Trade creditors                                                          $       119       $     102
Sundry creditors and accruals                                                    304             288
                                                                         ---------------------------
                                                                         $       423       $     390
                                                                         ---------------------------

7.  OTHER ACCRUED LIABILITIES

Employee entitlements provision                                          $       117       $     116
                                                                         ---------------------------
                                                                         $       117       $     116
                                                                         ---------------------------

8.  FINANCING ARRANGEMENTS, LIQUIDITY AND FINANCIAL INSTRUMENTS DISCLOSURES

(a)  Financing arrangements

At December 31, 2001, the consolidated entity had no external debt.

The following commentary is provided for comparative purposes.

In 2000, the consolidated entity recorded US dollar debt relating to its US oil and gas operations. This debt was recorded in the accounts of Petsec Energy Inc. ("PEI"), the wholly owned subsidiary which was deconsolidated as at April 13, 2000.

In 1997, PEI issued US$100 million of senior subordinated notes with a fixed semi-annual coupon of 9.5% per annum (the "9 1/2 % Notes") and a ten-year maturity. These notes were issued at a discount with an annual yield-to-maturity of 9.56% and maturity date of June 15, 2007.

PEI did not make principal payments due on October 29, 1999, in the amount of US$3.2 million under a secured credit facility. This default caused a cross default under the indenture governing the 9 1/2% Notes. PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999 which was a default under the indenture governing the 9 1/2% Notes.

In January 2000 PEI refinanced the Chase Credit Facility with the completion of a US$30 million Revolving Credit Facility ("the Revolving Credit Facility"). The interest rate under the Revolving Credit Facility was the US Prime rate plus 2.5%. The Revolving Credit Facility was dependent upon the reserve value of PEI's oil and gas properties as determined monthly. If the reserve value of PEI's borrowing base declined, the amount available to PEI under the Revolving Credit Facility would be reduced and, to the extent that the

                                      F12

8. FINANCING ARRANGEMENTS, LIQUIDITY AND FINANCIAL INSTRUMENTS DISCLOSURES (CONTINUED)

borrowing base was less than the amount then outstanding (including letters of credit) under the Revolving Credit Facility, PEI would be obligated to repay such excess amount immediately upon receipt of notice.

On April 13, 2000 PEI filed for Chapter 11 protection under the US Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date. The Company acquired working interests in five untested exploration leases from PEI pursuant to the sale of assets under PEI's plan of reorganization approved under the Bankruptcy Code. On January 16, 2001 PEI emerged as a reorganised entity under the US Bankruptcy Code resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. PEI retained its geological and geophysical database and related office equipment.

(b) Interest rate risk exposures

At December 31, 2001, the weighted average interest rate for cash deposits was 1.4% per annum (2000: 5.9%). The other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

As a result of the reorganisation of PEI in 2000, Petsec has no external debt and therefore no interest expense exposure.

(c)  Foreign exchange exposures

Until April 13, 2000 nearly all of the consolidated entity's operations were in the US and its sales, operating costs and capital expenditure were denominated predominantly in US dollars. Subsequent to April 13, and until December 31, 2000, all significant operating costs were denominated in Australian dollars. During 2001, operating costs were incurred in both Australian and US dollars following the commencement of US exploration activities.

Throughout 2000 and 2001, the consolidated entity held the majority of its liquid funds in US dollars.

Fluctuations in the Australian dollar/US dollar exchange rate has impacted the underlying performance of the consolidated entity. The consolidated entity's policy is not to hedge the Australian dollar/US dollar exchange rate risk.

(d) Commodity price exposures

As at December 31, 2001 the consolidated entity does not have any outstanding derivative instruments nor has it entered into any derivative instruments during 2001.

Until April 13, 2000, the income of the consolidated entity was affected by changes in natural gas and crude oil prices and various financial transactions were entered into (swap contracts and collar contracts involving NYMEX commodity prices for natural gas and crude oil) to reduce the effect of these changes. The consolidated entity had proved reserves of these commodities more than sufficient to cover all these transactions. The consolidated entity only entered into, held or issued such derivatives to match underlying physical production and reserves.

(e) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

i)  On-balance sheet financial assets:

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the balance sheet is the carrying amount, net of any provision for doubtful debts.

For the period January 1, 2000 through April 13, 2000 Petsec had made sales of oil and gas to Apache Corporation, Gulfmark Energy Inc. and Enron North America Corporation which in aggregate accounted for 82% of the sales.

ii) Off-balance sheet financial instruments:

Subsequent to April 13, 2000, the consolidated entity does not have any off-balance sheet financial instruments.

(f) Fair values of financial assets and liabilities

The carrying values of cash and cash equivalents, receivables, accounts payable are estimated to approximate fair values because of their short maturity.

                                      F13

                                                    December 31    December 31
                                                       2000           2001
                                                     (US Dollars in thousands)
                                                    ---------------------------
9.   SHARE CAPITAL

Issued capital
105,736,041 (2000: 105,786,041 shares)
ordinary shares fully paid                          $ 120,789      $ 120,661
                                                    ------------------------

At its general meeting on November 29, 1994, the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by a committee appointed by the Board. The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the consolidated entity. The purchases of the shares are financed by interest-free loans from the Company to the employees and directors. The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the consolidated entity. The exercise prices of the options are the ruling market prices when the options are issued. The total shares and options issued to employees over a five-year period is not to exceed 6,987,567. This was amended from 6.5% of issued capital at the Company's annual general meeting on May 26, 1999. As at December 31, 2001, the number of further shares or options which could be issued within the limit was 6,438,567 (2000: 983,068).

At December 31, 2001, there were the following unexercised options to purchase the Company's ordinary shares:

-------------------------------------------------------------------------------------------------------
Date of grant               Expiry date                 Number of shares      Exercise price
-------------------------------------------------------------------------------------------------------
April 17, 1999              April 16, 2004              549,000               A$0.41 (employee options)

The options become exercisable after various dates and share prices of the Company have been reached.

OUTSTANDING OPTIONS:

---------------------------------------------------------------------------------------------------
                                                              Weighted                   Weighted
                                                               average                    average
                                     Number      Weighted     remaining                  exercise
                                       of         average     contractual                   price
                                   outstanding   exercise       life         Number      of those
                                     options       price       (years)     exercisable  exercisable
---------------------------------------------------------------------------------------------------
As at December 31, 1998            1,660,000      A$5.11         2.6             -          -
Granted                            2,780,500      A$0.41
Cancelled                         (1,315,000)     A$4.60
                                  ----------
As at December 31, 1999            3,125,500      A$1.15         4.0             -          -
Cancelled                           (345,000)     A$4.60
Forfeited                         (1,348,000)     A$0.41
                                  ----------
As at December 31, 2000            1,432,500      A$0.41         3.3             -          -
Cancelled                           (883,500)     A$0.41
                                  ----------
As at December 31, 2001              549,000      A$0.41         2.3             -          -
                                  ----------

                                      F14

EMPLOYEE SHARE PLAN:

--------------------------------------------------------------------------------------------------
                                                              Weighted                   Weighted
                                                               average                    average
                                     Number      Weighted     remaining                    issue
                                       of        average     contractual                   price
                                   outstanding    issue     life of loan     Number      of those
                                     shares       price        (years)       vested       vested
---------------------------------------------------------------------------------------------------
As at December 31, 1998             1,875,000     A$2.19          1.3             -            -
Issued but bought back               (200,000)    A$3.85            -             -            -
                                   ----------
As at December 31, 1999             1,675,000     A$1.99          0.2             -            -
Issued but bought back             (1,625,000)    A$1.87           -              -            -
                                   ----------
As at December 31, 2000                50,000     A$5.60          0.9             -            -
Issued but bought back                (50,000)    A$5.60            -             -            -
                                   ----------
As at December 31, 2001                     -          -            -             -            -
                                   ----------

                                                           ----------------------------------------------
                                                                            Twelve months ended
                                                           December 31     December 31      December 31
                                                               1999            2000            2001
                                                           ----------------------------------------------
Weighted average grant date fair value of
options granted at market price                             A$0.13                   -               -

                                      F15

                                                                            Twelve months ended
                                                               December 31      December 31     December 31
(US dollars, in thousands)                                        1999            2000              2001
-------------------------------------------------------------------------------------------------------------
10.  SHAREHOLDERS' EQUITY (DEFICIENCY)
Issued capital                                                 $  122,463       $   120,789     $  120,661
Accumulated other comprehensive income (loss)                      (3,405)           (2,148)        (2,287)
Accumulated deficit                                              (136,360)         (141,102)      (104,790)
Subscriptions receivable                                           (2,224)             (492)             -
                                                               ----------       -----------     ----------
  Total shareholders' equity (deficiency)                      $  (19,526)      $   (22,953)    $   13,584
                                                               ----------       -----------     ----------

Movements during the financial period
Issued capital
  Balance at the beginning of the financial period             $  122,697       $   122,463     $  120,789
  Shares cancelled under Employee Share Plan                         (494)           (1,812)          (139)
  Stock compensation expense                                          260               138             11
                                                               ----------       -----------     ----------
  Balance at the end of the financial period                   $  122,463       $   120,789     $  120,661
                                                               ----------       -----------     ----------

Accumulated deficit
  Balance at the beginning of the financial period             $ (111,236)      $  (136,360)    $ (141,102)
  Net income (loss)                                               (25,124)           (4,742)        36,312
                                                               ----------       -----------     ----------
  Balance at the end of the financial period                   $ (136,360)      $  (141,102)    $ (104,790)
                                                               ----------       -----------     ----------

Subscriptions receivable

  Balance at the beginning of the financial period            $    (2,637)      $    (2,224)    $     (492)
  Changes in Employee Share Plan loans                                494             1,812            492
  Discount on Employee Share Plan loans                               (81)              (80)             -
                                                               ----------       -----------     ----------
  Balance at the end of the financial period                  $    (2,224)      $      (492)    $        -
                                                               ----------       -----------     ----------

Accumulated other comprehensive loss
  Unrealised loss on investment securities
  Balance at the beginning of the financial period             $      (15)      $      (16)     $      (16)
  Unrealised gains/(losses) arising during the period                  (1)               -               -
                                                               ----------       -----------     ----------
  Balance at the end of the financial period                   $      (16)      $      (16)     $      (16)
                                                               ----------       -----------     ----------

  Foreign currency translation reserve
  Balance at the beginning of the financial period             $   (4,454)           (3,389)        (2,132)
  Current period change                                             1,065             1,257           (139)
                                                               ----------       -----------     ----------
  Balance at the end of the financial period                   $   (3,389)           (2,132)        (2,271)
                                                               ----------       -----------     ----------

                                                               ----------       -----------     ----------
  Balance at the end of the financial period                   $   (3,405)      $    (2,148)    $   (2,287)
                                                               ----------       -----------     ----------

                                      F16

11. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 2001, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $68,000 (2000: $82,000).

As at December 31, 2001 the consolidated entity is not subject to any lawsuits. This was also the case at December 31, 2000.

The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations were subject to regulation under US federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Group.

                                                                                             December 31
(US dollars, in thousands)                                                                      2001
---------------------------------------------------------------------------------------------------------
(b) Lease commitments

Future operating lease rentals on property:
Due not later than 1 year                                                                       $ 166
Due later than 1 year but not later than 2 years                                                  148
Due later than 2 years but not later than 3 years                                                  49
                                                                                              -------
                                                                                                $ 363
                                                                                              -------

                                                         December 31
(US dollars, in thousands)                                 2001
--------------------------------------------------------------------
(c)  Exploration and lease rental commitments

Future operating lease rentals on property:
Due not later than 1 year                                   $ 106
Due later than 1 year but not later than 2 years               56
Due later than 2 years but not later than 3 years               7
Due later than 3 years but not later than 4 years               7
                                                           ------
                                                            $ 176
                                                           ------

Rent expense for the years ended December 31, 1999, 2000 and 2001 was $384,000, $192,000 and $156,000 respectively.

(d) Guarantees

The Company has guaranteed the fulfilment by controlled entities of commitments to provide funds for expenditure in respect of exploration, evaluation and development of projects and investments as and when they fall due. Most of these guarantees are in the process of being released.

(e) Superannuation commitments

The Group contributes to one employer-established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries.

The Group is under no legal obligation to make up any shortfall in the employer-established accumulation fund's assets or to meet payments due to employees. No actuarial assessment has been undertaken and an assessment is not required. The assets of the fund are sufficient to meet all benefits payable in the event of its termination, or the voluntary or compulsory termination of employment of each employee of the Group. During the years ended December 31, 1999, 2000 and 2001, superannuation contributions were $142,000, $33,000 and $20,000 respectively.

                                      F17

12. SEGMENT REPORTING

The Company operates in the Oil and Gas industry in the Gulf of Mexico. All activities except for the Corporate Head Office occur in the USA. The Company's Corporate Head Office is in Australia. Management selected these segments for internal reporting purposes and has organised its enterprise around this structure.

In 1999 and for the period between January 1, 2000 until April 13, 2000 the Group operated predominantly in one geographic and industry segment, namely the USA and the oil and gas industry.

Subsequent to Petsec Energy Inc. filing for protection under Chapter 11 of the US Bankruptcy code on April 13, 2000, the Group maintained a head office in Australia where all material assets were held. On December 15, 2000 the Group acquired oil and gas exploration leases in the USA for a total of $2.9 million.

On January 16, 2001, the US subsidiary emerged from proceedings under Chapter 11 of the US Bankruptcy Code, and reorganised under the control of the Group. Since then the USA operations have commenced exploration activities. As a result, at December 31, 2001, the Group's assets were predominantly cash held in Australia and exploration properties in the US. In relation to the income statement disclosures for the year ended December 31, 2000, except for Corporate Head Office costs of $1,403,000 and interest income of $1,037,000, which were both in reported in Australia, all other amounts relate to Oil and Gas activities in the USA. Income statement presentation for the year ended December 31, 2001, is presented in the following table.

(US dollars, in thousands)                            Oil & Gas         Corporate     Consolidated
Revenue from customers                                        -                 -                -
                                                      ---------         ---------     ------------

Depreciation, depletion & amortisation                        9                19               28
                                                      ---------         ---------     ------------

Interest income                                               -               447              447
                                                      ---------         ---------     ------------

Income (loss) before tax and extraordinary items         (1,619)             (327)          (1,946)
Income tax benefit                                            -                 8                8
                                                      ---------         ---------     ------------
Income (loss) after tax, before extraordinary items      (1,619)             (319)          (1,938)
Extraordinary items, net of tax
  Gain on forgiveness of liabilities as a result of
    subsidiary emergence from bankruptcy                      -            37,147           37,147
  Distribution from bankruptcy trustee                        -             1,103            1,103
                                                      ---------         ---------     ------------
Income (loss) after tax                                  (1,619)           37,931           36,312
                                                      ---------         ---------     ------------

Total assets                                              2,994            12,102           15,096
                                                      ---------         ---------     ------------
Expenditure for additions to long lived assets              963                 2              965
                                                      ---------         ---------     ------------

                                      F18

13. RELATED PARTY DISCLOSURES

Directors

The names of persons who were directors of the Company during the year ended December 31, 2001 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

Other than as disclosed below in this Note, there were no material contracts involving directors during the year.

Other than as disclosed below in this Note, no loans were made to directors during the year and no such loans are subsisting.

At December 31, 2001 the aggregate amount of loans outstanding to directors was nil (December 2000: $154,000; 1999: $2,083,000). This loan was a five-year interest-free loan made under the Company's Employee Share Plan to finance the purchase of the Company's shares by a director of the Company, D.A. Mortimer. This loan was due to expire on November 24, 2001, however during the 2001 year Mr Mortimer agreed to forego his entitlements to the shares under the share plan, and the shares were bought back and cancelled, extinguishing the loan.

In accordance with the terms of the Employee Share Plan, the reduction in the aggregate loans outstanding to directors result from the cancellation of the loans and the buyback and cancellation of shares issued in conjunction with the loans.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the Group during the year by this company was $237,000 (2000: $277,000; 1999: $298,000).

14. SALE OF A WORKING INTEREST

On February 1, 1999, the Group completed the sale of a 50% working interest in certain of its oil and gas properties to an unrelated party for $68.3 million. The transaction was effective January 1, 1999.

                                                                           Twelve months ended
                                                            December 31        December 31        December 31
(US dollars, in thousands)                                     1999               2000               2001
--------------------------------------------------------------------------------------------------------------
15. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:
Interest                                                    $    6,313        $     2,495         $       -
Income taxes paid (refunded)                                       155                 10                (8)

16. EVENTS SUBSEQUENT TO BALANCE DATE

In February 2002, Petsec agreed to participate as to a 25% working interest in a prospect located in the Beibu Gulf, offshore China. The first well, the Wei 6-12-1, commenced on March 1, 2002.

The well encountered nine metres of net oil pay in the interval 1,559 metres to 1,572.5 metres. The well was plugged and abandoned subject to further appraisal.

In the Gulf of Mexico, USA, a well on each Ship Shoal 191 and Ship Shoal 184 leases intersected sands containing, in the opinion of the operator, economically recoverable gas. Petsec has a 7% overriding royalty interest in the leases. The wells are expected to be brought into production in the third quarter of 2002.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended December 31, 2001.

                                      F19

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

                                                                            Twelve months ended
                                                            December 31         December 31        December 31
(US dollars, in thousands)                                      1999               2000                2001
--------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with US GAAP                $    (25,124)      $       (4,742)     $    36,312

Adjustments for:
   Investments in affiliates                                      (2,912)                   -                -
   Oil and gas exploration expenditure                               207                  151              157
   Oil and gas exploration amortized                                (378)                 (64)               -
   Rehabilitation expenses                                           (68)                  (7)               -
   Stock compensation expense                                        260                  138               11
   Interest income on subscription receivable                        (81)                 (80)               -
   Gain on foreign exchange movements                                  -                1,267              860
   Loss on sale of assets                                              -               (2,285)               -
   Gain on deconsolidation of controlled entity                        -               29,404          (37,147)
   Tax effect of AUS GAAP adjustments                              1,019                1,848              196
   Other                                                               -                  (24)              (1)
                                                           ---------------------------------------------------
Net income (loss) in accordance with AUS GAAP               $    (27,077)      $       25,606      $       388
                                                           ---------------------------------------------------

Shareholders' equity (deficit) in accordance with
   US GAAP at period end                                    $    (19,526)      $      (22,953)     $    13,584

Adjustments for:
   Oil and gas exploration expenditure                            14,806                   40              197
   Oil and gas exploration amortized                              (4,846)                   -                -
   Rehabilitation expenses                                            36                    -                -
   Deferred compensation expense                                     220                  185              170
   Subscriptions receivable in respect of
     employee shares                                               2,171                  154                -
   Cumulative effect of AUS GAAP adjustments on
     foreign currency translation reserve                             (1)                   -                -
   Other                                                              25                   (7)              (7)
   Deferred gain on deconsolidation of controlled
      entity                                                           -               37,147                -
   Cumulative tax effect of AUS GAAP adjustments                     (88)                 (67)             (61)

Shareholders' equity (deficit) in accordance
                                                           ---------------------------------------------------
   with AUS GAAP at period end                              $     (7,203)      $       14,499      $    13,883
                                                           ---------------------------------------------------

                                      F20

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

GAIN ON DECONSOLIDATION

For US GAAP purposes, the gain resulting from the deconsolidation of PEI had been deferred until all obligations were extinguished, which was considered to be as of January 16, 2001, the date PEI emerged from Chapter 11 as a reorganized entity.

For AUS GAAP purposes, the gain on deconsolidation had been recognised in the income statement as at 13 April 2000, the date of PEI's filing for Chapter 11.

                                      F21

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

Estimates of proved and proved developed reserves at December 31, 1999 were based on studies performed by Ryder Scott Company L.P.

As a result of the PEI filing for Chapter 11 under the US Bankruptcy Code and subsequent sale of properties no reserve report was prepared at December 31, 2000, as the Company had no proved reserves.

As at December 31, 2001 the Company had no proved or proved developed reserves.

                                      F22

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States), as estimated by Ryder Scott Company L.P. up to December 31, 1999.

All reserves were held by PEI. As a result of PEI filing for Chapter 11 the Group lost control of unproduced reserves as at April 13, 2000.

As at December 31, 2001 the Group had no proved developed and undeveloped reserves.

The following information is presented for comparative disclosure purposes only.

                                                         -----------------------------
                                                           CRUDE             NATURAL
                                                            OIL                GAS
                                                           (MBbl)             (MMd)
                                                         -----------------------------
Proved developed and undeveloped reserves:
December 31, 1999                                        4,469                56,783
     Revisions of previous estimates                         -                     -
     Extensions, discoveries and other additions             -                     -
     Production                                           (190)               (1,698)
     Reserves lost on deconsolidation of PEI            (4,279)              (55,085)
                                                         ---------------------------
December 31, 2000                                            -                     -
     Extensions, discoveries and other additions             -                     -
                                                         ---------------------------
December 31, 2001                                            -                     -
Proved developed reserves:
December 31, 1999                                        2,090                21,950
December 31, 2000                                            -                     -
December 31, 2001                                            -                     -

                                      F23

                                                         December 31       December 31         December 31
                                                             1999              2000               2001
                                                                     (US dollars, in thousands)
                                                        -----------------------------------------------------
Capitalised costs for oil and gas producing
  activities of the following:
  Proved properties                                     $      207,881     $           -      $            -
  Unproved properties                                           14,036             2,884               2,974
                                                        -----------------------------------------------------
         Total capitalised costs                               221,917             2,884               2,974
    Accumulated depletion, depreciation and
    amortization                                              (140,930)                -                   -

                                                        -----------------------------------------------------
         Net capitalised costs                          $       80,987     $       2,884      $        2,974
                                                        -----------------------------------------------------

                                                                          Twelve months ended
                                                            December 31      December 31,      December 31
                                                                1999             2000              2001
                                                                      (US dollars, in thousands)
                                                            ------------------------------------------------
Costs incurred for oil and gas property acquisition,
Exploration and development activities are as follows:
    Lease acquisition                                       $      2,610     $       2,884     $        90
    Exploration                                                   14,745               682           1,339
    Development                                                    1,216             1,889               -
                                                            ------------------------------------------------
         Total costs incurred                               $     18,571     $       5,455     $     1,429
                                                            ------------------------------------------------

In 2000 the Group had US$2.9 million of capitalised costs associated with unproven properties acquired from the PEI asset sale.

The following commentary is provided for comparative purposes only.

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 (SFAS No. 69) "Disclosures about Oil and Gas Producing Activities" and based on natural gas and crude oil reserve and production volumes estimated by Ryder Scott Company L.P. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Group or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Group.

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

                                      F24

Management does not rely solely upon the following information in making investment and operating decisions.

Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves was as follows.

                                                             December 31
                                                                1999
                                                       (US Dollars, in thousands)
Future cash inflows                                               252,284
   Future production costs                                        (46,752)
   Future income tax expense                                      (54,704)

                                                            -------------
Future net cash flows after income taxes                          150,828
10% annual discount for estimated timing of
cash flows                                                        (37,689)
   Standardized measure of discounted future
                                                            -------------
   net cash flows                                           $     113,139
                                                            -------------

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows:

Beginning of the period                                     $      67,053
                                                            -------------

   Sales and transfers of oil and gas produced, net of
     production costs                                             (23,955)
   Net changes in prices and production costs                      71,653
   Extensions, discoveries and improved recoveries
     net of future productions and development costs               30,284
   Net changes due to revision in quantity estimates              (18,204)
   Development costs incurred during the financial
     period                                                           160
   Change in estimated future development costs                    (7,562)
   Accretion of discount                                            6,705
   Change of timing of production                                 (12,995)
   Net change in income taxes                                           -
                                                            -------------
   Net increase (decrease)                                         46,086
                                                            -------------
End of the period                                           $     113,139
                                                            -------------

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 1999 was based on average natural gas prices of approximately $2.43 per mcf and on average liquids of approximately $25.61 per barrel, before hedging effects.

                                      F25

INDEPENDENT AUDITOR'S REPORT
Petsec Energy Ltd and Subsidiaries
The Board of Directors and Stockholders of Petsec Energy Ltd

We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to report on these consolidated financial statements based on the results of our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

In our report dated April 15, 2000, we did not express an opinion on the 1999 financial statements due to material uncertainties relating to the Company's ability to continue as a going concern. These uncertainties arose as a result of the Company's wholly owned subsidiary, Petsec Energy Inc. ("PEI") being in default of its borrowing covenants. As disclosed in Note 1(b) of the financial statements, PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date. On January 16, 2001, PEI emerged as a re-organised entity under the U.S. Bankruptcy Code resulting in the settlement of all outstanding claims and the discharge of all liabilities of PEI. Accordingly, our present opinion on the 1999 financial statements, as presented herein, is different from our previous report.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Petsec Energy Ltd as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG

March 28, 2002, Sydney

                                      F26

                                  EXHIBIT INDEX

1.1               Constitution
10.1              Consent of KPMG
10.2              Consent of Ryder Scott Company
10.3              CEO Certification
10.4              CEO Certification pursuant to Sarbanes-Oxley Act of 2002
10.5              CFO Certification pursuant to Sarbanes-Oxley Act of 2002