Form 20-F
period 2002-12-31
PETSEC ENERGY LTD
filed 2003-06-27
CIK 1017910

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES
                              EXCHANGE ACT OF 1934
           For the transition period from_____________to_____________

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

                          Yes    [X]           No [ ]

                                TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
Introduction....................................................................                       3
Glossary of Certain Industry Terms..............................................                   4 - 5

                                     PART I

Item 1.        Identity of Directors, Senior Management and Advisers............                       6
Item 2.        Offer Statistics and Expected Timetable..........................                       6
Item 3.        Key Information..................................................                  7 - 12
Item 4.        Information on the Company.......................................                 13 - 21
Item 5.        Operating and Financial Review and Prospects.....................                 22 - 33
Item 6.        Directors, Senior Management and Employees.......................                 34 - 37
Item 7.        Major Shareholders and Related Party Transactions................                 38 - 39
Item 8.        Financial Information............................................                      39
Item 9.        The Offer and Listing............................................                 40 - 42
Item 10.       Additional Information...........................................                 43 - 58
Item 11.       Quantitative and Qualitative Disclosure about Market Risk........                      58
Item 12.       Description of Securities Other Than Equity Securities...........                      58

                                     PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies..................                      58
Item 14.       Material Modifications to the Rights of Security Holders and
               Use of Proceeds..................................................                      58
Item 15.       Controls and procedures..........................................                      59
Item 16.       Reserved.........................................................                      59

                                    PART III

Item 17.       Financial Statements.............................................                      59
Item 18.       Financial Statements.............................................                      59
Item 19.       Exhibits.........................................................                      59

Signatures......................................................................                      60
Exhibit Index...................................................................                      63

                                  INTRODUCTION

Unless the context otherwise indicates, references in this Form 20-F to "we", "us", "our", "Petsec" or the "Company" are to Petsec Energy Ltd, an Australian public company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The reference "PEL" is used to refer to Petsec Energy Ltd, the Australian public company, separately from its subsidiaries. The reference to "PEI" is used to refer to Petsec Energy Inc., a wholly owned US subsidiary of Petsec Energy Ltd. The reference to "PPI" is used to refer to Petsec Petroleum Inc., also a wholly owned US subsidiary of Petsec Energy Ltd. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("AUS GAAP"). The Company also publishes consolidated financial statements in US dollars and under US generally accepted accounting principles ("US GAAP") as set out under Item 18 in this Form 20-F. All financial information in this Form 20-F is based on US GAAP.

This report covers the years ended December 31, 2000, 2001 and 2002.

On April 13, 2000, PEI filed for Chapter 11 protection under the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date for financial accounting purposes. An agreement was reached between and among PEI, Petsec (USA) Inc., a Nevada corporation and wholly owned subsidiary of PEL, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of its 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes") to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the U.S. The sale of PEI's assets was completed in December 2000.

On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code resulting in the settlement of all outstanding claims and discharge of all liabilities of PEI. The Company regained control over PEI and the results of PEI have been consolidated into the Company from that date. See
Item 4. - Information On the Company - A. History and development of the Company within this Form 20-F.

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

                                     PART I

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                 Not applicable

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not applicable

                            ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the periods indicated. The financial data for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002 is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and the financial statements and notes thereto included elsewhere in this Annual Report.

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

                                                                      Year ended December 31
                                                   -------------------------------------------------------------
                                                      1998        1999          2000         2001         2002
                                                               (In thousands, except per share data)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties payable)     $  92,017    $  31,000    $   8,257    $       -    $       -
  Oil and gas royalties                                    -            -            -            -          201
                                                   ---------    ---------    ---------    ---------    ---------
    Total revenues                                 $  92,017    $  31,000    $   8,257    $       -    $     201

                                                   ---------    ---------    ---------    ---------    ---------

  Lease operating expenses                            14,989        7,045        1,657            -            -
  Depletion, depreciation and amortization            57,672       21,295        4,845           28           34
  Exploration expenditure                              7,427        2,750          365          422        1,176
  Dry hole and abandonment costs                      27,503        2,840          611          877        1,066
  Impairment expense                                  72,916        7,480            -            -            -
  General, administrative and other expenses          10,777        6,859        3,625        1,264        1,691
  Stock compensation expense                             937          260          138           11           40

                                                   ---------    ---------    ---------    ---------    ---------

    Total operating expenses                         192,221       48,529       11,241        2,602        4,007
  Profit (loss) on sale of assets                         68          241          592            9           (8)

                                                   ---------    ---------    ---------    ---------    ---------

  Loss from operations                              (100,136)     (17,288)      (2,392)      (2,593)      (3,814)
  Other income (expense)                                 (86)         260            1          200          137
  Profit on sale of investments                            -        2,561            -            -            -
  Interest expense                                    (9,044)     (10,963)      (3,378)           -            -
  Interest income                                      1,214        1,070        1,037          447          136

                                                   ---------    ---------    ---------    ---------    ---------

  Loss before income tax and extraordinary items    (108,052)     (24,360)      (4,732)      (1,946)      (3,541)
  Income tax benefit (expense)                        11,547         (764)         (10)           8          254

                                                   ---------    ---------    ---------    ---------    ---------

  Net loss before extraordinary items              $ (96,505)   $ (25,124)   $ (4,742)    $  (1,938)   $  (3,287)
  Extraordinary items
    Recognition of deferred gain on subsidiary
      emergence from bankruptcy                            -            -            -       37,147            -
    Distribution from bankruptcy trustee                   -            -            -        1,103            -

                                                   ---------    ---------    ---------    ---------    ---------

    Net income (loss)                              $ (96,505)   $ (25,124)   $  (4,742)   $  36,312    $  (3,287)

                                                   ---------    ---------    ---------    ---------    ---------

                                                                            Year ended December 31
                                                        -------------------------------------------------------------
                                                          1998         1999          2000         2001         2002
                                                                    (In thousands, except per share data)
BASIC AND DILUTED EARNINGS PER SHARE:
  Loss before extraordinary items per share             $   (0.90)   $   (0.23)   $   (0.04)   $   (0.02)   $   (0.03)
  Extraordinary items per share                                 -            -            -         0.36            -
                                                        -------------------------------------------------------------
  Earnings (loss) per share                             $   (0.90)   $   (0.23)   $   (0.04)   $    0.34    $   (0.03)
                                                        -------------------------------------------------------------

  Loss before extraordinary items per ADR*              $   (4.48)   $   (1.17)   $   (0.22)   $   (0.10)   $   (0.17)
  Extraordinary items per ADR                                   -            -            -         1.82            -
                                                        -------------------------------------------------------------
  Earnings (loss) per ADR                               $   (4.48)   $   (1.17)   $   (0.22)   $    1.72    $   (0.17)
                                                        -------------------------------------------------------------

  Weighted average number of ordinary
      shares outstanding                                  107,601      107,429      106,589      105,752      105,736

CASH FLOW DATA:
  Net cash provided by (used in) operating activities   $  55,056    $  12,588    $     518    $  (1,166)   $  (2,728)
  Net cash (used in) provided by investing activities    (134,750)      60,408       (6,136)         104       (8,170)
  Net cash provided by (used in) financing activities      74,011      (66,125)      (2,185)           -            -

BALANCE SHEET DATA:
  Total assets                                          $ 199,213    $ 110,536    $  16,036    $  15,096    $  14,206
  Current maturities - credit facility                     67,250        7,875            -            -            -
  Borrowings less current maturities                      106,406       99,684            -            -            -
  Net assets (liabilities)                                  4,355      (19,526)     (22,953)      13,584       10,248
  Share capital                                           122,697      122,463      120,789      120,661      120,701

  Number of ordinary shares outstanding                   107,601      107,401      105,786      105,736      105,736

*  American Depository Receipt. See Item 9.C.

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

         The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:

                                                                   US Dollar per Australian Dollar
                                                       -------------------------------------------------------
            Period                                     Average*         High        Low          End of Period
            ------                                     --------         ----        ---          -------------
Year ended December 31, 1998                            0.6295         0.6868     0.5550            0.6123
Year ended December 31, 1999                            0.6444         0.6705     0.6179            0.6560
Year ended December 31, 2000                            0.5746         0.6386     0.5162            0.5489
Year ended December 31, 2001                            0.5075         0.5714     0.4812            0.5062
Year ended December 31, 2002                            0.5391         0.5772     0.5075            0.5598
   November 2002                                        0.5617         0.5668     0.5548            0.5557
   December 2002                                        0.5635         0.5666     0.5593            0.5598
   January 2003                                         0.5831         0.5918     0.5617            0.5840
   February 2003                                        0.5952         0.6078     0.5851            0.6007
   March 2003                                           0.6017         0.6160     0.5906            0.5953
   April 2003                                           0.6106         0.6233     0.5982            0.6175

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

         The Company's primary activities are in the United States through PEI, PEL's wholly owned US operating subsidiary, and its transactions are denominated predominantly in US dollars. Exploration activities are also conducted in China through another wholly owned US subsidiary, Petsec Petroleum Inc. ("PPI") with joint venture budgets denominated in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars. Such fluctuations would affect the Company's financial results as reported in Australian dollars.

         The Company has not paid any dividends for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002.

B. CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D. RISK FACTORS

OUR GROWTH PROSPECTS MAY BE LIMITED BECAUSE WE HAVE LIMITED OPERATIONS AND PROPERTIES WITH PROVED RESERVES OR PRODUCTION.

         At December 31, 2002, our principal assets consisted of cash, investment securities and interests in proved and unproved oil and gas properties. The Company and PEI have limited capital resources. For the immediate future, our prospects for growth will depend upon expansion of our existing production base.

WE MAY NOT BE ABLE TO FIND OR ACQUIRE SIGNIFICANT PROVED RESERVES.

         Our future natural gas and oil production is highly dependent upon our level of success in finding, developing or acquiring reserves that are economically recoverable. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is limited and external sources of capital become limited or unavailable. We cannot assure you that our future exploration, development and acquisition activities will result in significant proved reserves or that we will be able to drill productive wells at acceptable costs. In addition, most of our leases with working interests are in the Gulf of Mexico. In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Gulf of Mexico reservoirs experience steep declines, while the declines in long-lived fields in other regions are lower. Any future reserves discovered on our existing leases will decline as they are produced unless we acquire additional properties with proved reserves.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

         In the past, we have spent a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Substantial capital expenditures are required to access reserves and undertake a drilling program to find new reserves. Our capital expenditures including acquisitions were $9.9 million during 2002. We expect our total capital expenditures in 2003 to be at least $11 million, excluding property acquisitions. The funding of our future capital expenditures is dependent upon the generation of sufficient cash flow from our operating activities. If low oil and natural gas prices, drilling or production delays, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operations to decrease, we may be restricted in our ability to spend the capital necessary to complete our drilling and development program. We do not have a bank credit facility and we may not be able to borrow the funds necessary to support our working capital needs or our capital expenditures program. After utilizing our available sources of financing, we may be forced to raise debt or equity proceeds to fund such expenditures. Our financial resources are limited, and we cannot assure you that debt or equity financing or cash generated by operations will be available to meet these requirements. A curtailment of capital spending could adversely affect our ability to create production and our future cash flow from operations. See "Item 5--Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

         Our operations are dependent upon a relatively small group of key management and technical personnel. As of March 28, 2003, the Company's primary operating subsidiary, PEI, has nine (9) employees. Although we have entered into contracts with these managers and technical personnel, we cannot assure you that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company.

COMPETITION WITHIN OUR INDUSTRY MAY ADVERSELY AFFECT OUR OPERATIONS.

         We operate in a highly competitive environment. The Company competes with major and independent oil and gas companies and other independent producers of varying sizes for the acquisition of desirable oil and gas properties and the equipment and labor required to develop and operate such properties. Most of these competitors have financial and other resources substantially greater than ours. See "Item 4 - Information on the Company - Competition."

OIL AND GAS PRICE DECLINES AND THEIR VOLATILITY COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

         Prices for oil and natural gas fluctuate widely. The Company's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and natural gas. Increases and decreases in prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also reduce the amount of oil and natural gas that we can produce economically. Any substantial or extended decline in the prices of or the demand for oil and natural gas would have a material adverse effect on our financial condition, liquidity and results of operations.

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

    -    the price of oil and gas imports; and

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

    -    equipment failures or accidents;

    -    weather conditions;

    -    shortages in experienced labor;

    -    shortages or delays in the delivery of equipment; and

    - constraints on access to transportation systems (pipelines) delaying sale of oil and or gas.

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

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING RISKS.

         The exploration, development and production of oil and natural gas, involves a variety of operating risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, most of our oil and gas operations are located offshore in the Gulf of Mexico and are subject to the additional hazards of marine operations such as capsizing, collision and adverse weather and sea conditions. The Gulf of Mexico area experiences tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

TERRORIST ATTACKS AIMED AT OUR FACILITIES COULD ADVERSELY AFFECT OUR BUSINESS.

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale (the "September 11th attacks"). Since the September 11th attacks, the U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. If any future terrorist attacks are aimed at our facilities, our purchasers' facilities, transportation systems or the industry infrastructure, our business could be materially adversely affected. Furthermore, such an actual or imminent terrorist attack could affect our ability to obtain insurance against our operating risks.

A SIGNIFICANT PORTION OF OUR PRODUCTION, REVENUES AND CASH FLOW FROM OPERATING ACTIVITIES ARE DERIVED FROM ASSETS THAT ARE CONCENTRATED IN A GEOGRAPHIC AREA.

         In 2003, most of our revenues will be derived from production from our wells at West Cameron 352 and West Cameron 343. All of these wells are drilled or will be drilled from a single platform in West Cameron 352. Accordingly, if the level of production from these fields substantially declines, it could have a material adverse effect on our overall production levels and our revenues.

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

         Our oil and gas operations are subject to various U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include permits for exploration, development and production operations; limitations on drilling activities in environmentally sensitive areas, such as wetlands, and restrictions on the way we can release materials into the environment; bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs; reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and interstate transportation of oil and natural gas. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and gas, these agencies have restricted the rate of flow of oil and gas wells below actual production capacity. In addition, the U.S. federal Oil Pollution Act, as amended ("OPA"), requires operators of offshore facilities such as us to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under OPA and other U.S. federal and state environmental statutes, including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and the federal Resource Conservation and Recovery Act, as amended ("RCRA"), owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of our facilities subject to laws such as OPA, CERCLA and RCRA could require the expenditure of additional, and potentially significant, amounts of capital, or could have a material adverse effect on our earnings, results of operations, competitive position or financial condition. U.S. federal, state and local laws regulate the production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances, and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. See "Item 4--Information on the Company."

         The Company also has an interest in a joint venture operating in China (Block 22/12, Beibu Gulf). The joint venture is subject to the laws and regulations of the People's Republic of China, including those relating to the exploration, development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and safety and environmental matters. The joint venture may be adversely affected by changes in governmental policies or other political, economic or social developments in or affecting China which are not within its control, including, among other things, licensing and exploration arrangements, changes in crude oil and natural gas development policies or regulations, marketing and pricing policies, renegotiation or nullification of existing contracts, taxation policies, exchange controls and repatriation arrangements and renminbi/US dollar exchange rate fluctuations.

OUR SHAREHOLDERS MAY NOT BE ABLE TO SELL SHARES OF THE COMPANY AT THE TIME, IN THE QUANTITY OR AT THE PRICE DESIRED BECAUSE OF OUR LOW TRADING VOLUME.

         Our ordinary shares are traded on the Australian Stock Exchange (symbol: PSA), and our American Depositary Receipts ("ADRs") are traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.PK). However, neither the ordinary shares nor the ADRs have substantial trading volume, and on some days no ADRs are traded. Because of this limitation, among others, our shareholders may not be able to sell shares of the Company at the time, in the quantity, or at the price desired.

                       ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Petsec Energy Ltd is an independent oil and gas exploration and production company operating primarily in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China. It is an Australian public company incorporated in New South Wales, Australia on December 7, 1967 with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depositary Receipts ("ADRs") traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.PK). In 1990, the Company incorporated PEI, its wholly owned subsidiary, and commenced evaluating oil and gas exploration opportunities in the U.S., primarily in the Gulf of Mexico, offshore Louisiana.

         Historically, the Company has acquired substantially all of its leases on the Outer Continental Shelf at federal or state lease sales. Until December 31, 1998, the Company held 100% working interests in its Gulf of Mexico properties. A disappointing drilling program in 1998 compounded by low oil and gas prices caused PEI's outstanding debt to reach unacceptable levels. Effective January 1, 1999, PEI sold a 50% working interest in a substantial number of its properties to Apache Corporation, an unrelated independent exploration and production company. It also transferred operations on the properties sold. Proceeds from the sale were used to reduce debt.

         PEI engaged a financial advisor in October 1999 to assist with the restructure of $100 million aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes"). PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999, and was in default under the indenture governing the 9 1/2% Notes (the "Indenture").

         PEI subsequently filed a voluntary petition under Chapter 11 of the US Bankruptcy Code (the "Bankruptcy Code") on April 13, 2000. An agreement was reached between and among PEI, Petsec (USA) Inc., a Nevada corporation and wholly owned subsidiary of Petsec Energy Ltd, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the U.S. The sale of PEI's assets was completed in December 2000 pursuant to a Plan of Reorganization approved under the Bankruptcy Code.

         The Company acquired working interests in five untested exploration leases from PEI for $2.9 million pursuant to the sale of assets under PEI's Plan of Reorganization. On January 16, 2001, PEI emerged from Chapter 11 and the Company regained control of PEI and its geological and geophysical database, and related office equipment.

         The Company entered into agreements with three independent U.S. oil and gas companies to bid for exploration leases in the March 2001 lease sale held in New Orleans, Louisiana by the Minerals Management Service ("MMS") of the United States. The submitted bids were the high bids on five leases and subsequently were awarded by the MMS. The Company retained overriding royalty interests of 4% to 7% in each of the five leases. The Company subsequently added a 30% working interest in one of the leases by contributing $0.1 million of the acquisition cost.

         During 2002, four wells were drilled successfully on Ship Shoal 184 and 191, offshore Louisiana in which the company has a 7% overriding royalty interest, one on Ship Shoal 184 and three on Ship Shoal 191. Gas and oil production commenced in the fourth quarter of 2002, and first cash royalties were received in February 2003.

         The Company also acquired a 75% working interest in an exploration lease (West Cameron 343, offshore Louisiana) at the March 2002 lease sale held in New Orleans, Louisiana by the MMS. In addition, the Company earned a 75% working interest in an adjacent lease (West Cameron 352) by drilling a well in October 2002. A total of three wells were drilled on these two leases during the fourth quarter of 2002, each well encountering hydrocarbon-bearing sands with economic potential. The existing production platform on West Cameron 352 has been upgraded and production from all three wells commenced towards the end of January 2003. In 2002, the total cost of the acquisition, drilling and platform upgrade related to West Cameron 343 and West Cameron 352 wells was $7.6 million. As of March 31, 2003, the Company has expended an additional $1.4 million for the drilling platform upgrade related to these wells.

         In the first quarter of 2002, the Company agreed to earn a 25% working interest in a block in the Beibu Gulf, offshore China by contributing to the drilling of a well. The Wei 6-12-1 well was drilled in March 2002 and intersected nine meters of net pay, similar to four previous discoveries. The well was plugged and abandoned for further evaluation. The joint venture then completed a 3D seismic survey which is being used to evaluate the economic potential of the existing discoveries and plan for future work. The Company expended $1.0 million in 2002 on the Wei 6-12-1 well.

         As of December 31, 2002, the Company has overriding royalty interests or working interests in 11 exploration leases located in the Gulf of Mexico, offshore Louisiana and Texas. At the March 2003 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for two additional exploration leases in the Gulf of Mexico (Vermilion 257 and Vermilion 246). Subsequently, the MMS has awarded the two leases to the Company. In the third and fourth quarters of 2003, the Company expects to drill two to three additional wells in the Gulf of Mexico and possibly one well in China for an estimated capital expenditure of $11 million. The Company expects that it will fund these projects with cash flow from existing operations.

         The Company is registered with the Australian Securities and Investment Commission, Australian Company Number 000 602 700. The principal address and telephone number is as follows:

                      Petsec Energy Ltd
                      Level 13
                      1 Alfred Street
                      Sydney, NSW 2000
                      Australia

                      011-612-9247-4605

B. BUSINESS OVERVIEW

         Following the completion of the PEI reorganization in January 2001, the Company focused on re-establishing its U.S. oil and gas operations. At December 31, 2002, the Company has overriding royalty interests or working interests in 11 leases in the Gulf of Mexico. The Company has also established a new management and technical team located in Lafayette, Louisiana in the U.S.

         For 2002, the Company recorded $0.2 million of revenue, which was entirely the result of its overriding royalty interests in its properties at Ship Shoal 184 and 191, offshore Louisiana. In 2001, the Company had no revenue. In 2000, the Company recorded $8.3 million of revenue, which resulted from PEI's operations in the Gulf of Mexico prior to the deconsolidation of PEI on April 13, 2000.

         The Company's 75% working interests in West Cameron 343 and 352 commenced production in January 2003. The Company generated operating revenues of $10.1 million from net oil and gas production for the first quarter 2003. Exploration and evaluation continues in the Beibu Gulf in China by the joint venture.

LIKELY DEVELOPMENTS

         Future exploration and development in the Gulf of Mexico and the Beibu Gulf is planned, the timing of which will be determined by availability of funds, including expected cashflow from production.

OIL AND GAS RESERVES

         The following table sets forth estimated net proved oil and gas reserves of the Company (all of which were held in PEI), and the associated historical estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 2000, 2001 and 2002. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

                                                                                 As of December 31,
                                                                     -----------------------------------------
                                                                     2000 (4)         2001 (4)           2002
TOTAL NET PROVED:
     Oil (MBbls)                                                        -                -                  23
     Gas (MMcf)                                                         -                -               7,764
     Total (MMcfe)                                                      -                -               7,902

NET PROVED DEVELOPED:
     Oil (MBbls)                                                        -                -                  23
     Gas (MMcf)                                                         -                -               7,764
     Total (Mmcfe)                                                      -                -               7,902

Estimated future net revenues before income taxes
   (in thousands)                                                       -                -              29,900
Present value of estimated future net revenues before
   income taxes (in thousands) (1)                                      -                -              26,156
Standardized measure of discounted future net cash flows
   (in thousands) (2) (3)                                               -                -              26,156

Average prices used in calculating the net
   present values:
     Oil ($ per Bbl)                                                    -                -              $29.20
     Gas ($ per Mcf)                                                    -                -              $ 4.57

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

(3) Income taxes have not been provided for in 2002 due to the Company's availability of net operating loss carryforwards at that date.

(4) As a result of the sale of all of PEI's assets in 2000 pursuant to its Plan of Reorganization, the Company had no proved reserves at December 31, 2000 and December 31, 2001.

         There are numerous uncertainties inherent in estimating quantities of proved reserves, future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. If significant, these revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates generally differ from the quantities of oil and gas ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

         Acquisition and development costs. The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities in the Gulf of Mexico and China during the period indicated.

                              Years ended December 31,
                           -----------------------------
                           2000(1)     2001         2002
                           -------     ----         ----
                                 (In Thousands)
 Acquisition costs         $2,884     $   90       $  125
 Exploration costs            682      1,339        2,149
 Development costs          1,889          -        7,627
                           ------     ------       ------

 Total costs incurred      $5,455     $1,429       $9,901
                           ======     ======       ======

(1) Represents costs related to the activities of PEI between January 1, 2000 and April 13, 2000 and acquisition of five leases by the Company from the PEI asset sale.

         Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 2002.

                               Gross      Net
                               -----      ---
Productive wells (1):
Oil                                 -         -
Gas                                 3      2.25
                              -------   -------

Total                               3      2.25
                              -------   -------

Developed Acreage (1)          15,156     4,567
Undeveloped Acreage (1) (2)   146,620    49,524
                              -------   -------

Total                         161,776    54,091
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

(2) Leases covering 20% of the Company's undeveloped acreage will expire in 2003, 19% will expire in 2004, and the balance will expire in 2006 or later.

         Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                     Years ended December 31,
                      -------------------------------------------------------
                          2000(1)           2001                  2002
                          -------           ----                  ----
                      Gross     Net     Gross      Net      Gross         Net
Gulf of Mexico
  Exploratory wells      1      0.2        -         -         -            -
  Development wells      -        -        -         -         3         2.25
  Dry holes              -        -        1       0.1         -            -
  Abandoned wells        -        -        -         -         -            -

Beibu Gulf, China
  Abandoned wells        -        -        -         -         1         0.25
                      ----      ---    -----       ---     -----         ----

       Total             1      0.2        1       0.1         4         2.50
                      ====      ===    =====       ===     =====         ====

   (1) Relates to activity in 2000 by PEI between January 1, 2000 and April 13, 2000.

OIL AND GAS MARKETING

         The Company had no working interest production at December 31, 2002. However, the Company commenced production from three wells in late January 2003 in which it has working interests. The Company uses an outside party to market its oil and gas.

PRODUCTION SALES CONTRACTS

         The Company had no marketing contracts in place at December 31, 2002. However, the Company commenced production from three wells in late January 2003 in which it has working interests and, through May 2003, has sold its gas production at spot prices pursuant to monthly production sales contracts.

         Historically, all of the Company's gas production has been sold to a variety of purchasers under short-term (one year or less) contracts or thirty-day spot purchase contracts. Natural gas sales contracts are based upon field posted prices plus negotiated bonuses, except for natural gas sold pursuant to fixed price contracts for hedging purposes. See "Item 5 - Operating and Financial Review and Prospects." Based upon current demand for oil and gas in the Gulf of Mexico region, the Company believes that there is sufficient competition for the purchase of its hydrocarbons to ensure that the Company will continue to receive market pricing.

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

         Natural Gas and Oil Marketing and Transportation. The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and non-price controls from wellhead sales of natural gas effective January 1, 1993. The FERC's regulations currently eliminate price controls from the sales of natural gas by pipeline affiliates, most of which remain subject to FERC's jurisdiction under the NGA. While sales by producers, such as the Company, of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, there is no assurance that such regulatory treatment will continue indefinitely into the future. Congress or, in the case of the jurisdictional sales of natural gas by pipeline affiliates, the FERC could reenact price controls in the future.

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

         In 2000, the FERC issued Order No. 637 and subsequent orders (collectively, "Order No. 637"), which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, pipeline penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 were upheld on judicial review, though certain issues, such as capacity segmentation and rights of first refusal, were remanded to the FERC, have been considered on remand and are currently pending rehearing at the FERC. We cannot predict whether and to what extent FERC's market reforms will survive rehearing and further judicial review and, if so, whether the FERC's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that we will be affected by any action taken materially differently than other natural gas producers and marketers with which we compete.

         The OCSLA requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Commencing in April 2000, the FERC issued Order Nos. 639 and 639-A (collectively, "Order No. 639"), which imposed certain reporting requirements applicable to "gas service providers" operating on the OCS concerning their prices and other terms and conditions of service. The purpose of Order No. 639 is to provide regulators and other interested parties with sufficient information to detect and to remedy discriminatory conduct by such service providers. The FERC has stated that these reporting rules apply to OCS gatherers and has clarified that they may also apply to other OCS service providers including platform operators performing dehydration, compression, processing and related services for third parties. The U.S. District Court recently overturned the FERC's reporting rules as exceeding its authority under OSCLA. The FERC has recently appealed this decision. We cannot predict whether and to what extent these regulations might be reinstated, and what effect, if any, they may have on us. The rules, if reinstated, may increase the frequency of claims of discriminatory service, may decrease competition among OCS service providers and may lessen the willingness of OCS gathering companies to provide service on a discounted basis.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the less stringent regulatory approach currently pursued by the FERC and Congress will continue indefinitely.

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

         China. The petroleum industry in the People's Republic of China ("PRC") is regulated by the PRC government. Areas over which it exercises control include licensing, exploration, production, distribution, pricing, exports, allocation of various resources used by the industry and environmental management. The State and Trade

Commission has recently become the primary co-ordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the industry.

         Participation by foreign companies in offshore oil and gas production in China, alone or in joint venture, is conducted in co-operation with the China National Offshore Oil Corporation under a petroleum contract. The contract includes provisions covering minimum expenditure requirements for exploration, terms of relinquishment of exploration acreage, evaluation of development and development planning upon discovery of petroleum reserves, production sharing arrangements and recovery of capital expenditures, as well as the responsibilities of the foreign company as operator.

         Foreign participants are subject to the tax laws and regulations of the PRC.

C. ORGANIZATIONAL STRUCTURE

         Petsec Energy Ltd is an Australian Public Company, incorporated in New South Wales, Australia, with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depository Receipts traded in the U.S. on the OTC Pink Sheet (symbol PSJEY.PK). The Company's principal subsidiaries are Petsec USA Inc. ("PUSA"), a wholly owned company incorporated in Nevada, and PUSA's wholly owned subsidiaries Petsec Energy Inc. ("PEI") and Petsec Petroleum Inc. ("PPI"), also incorporated in Nevada.

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

D. PROPERTY, PLANT AND EQUIPMENT

         At December 31, 2002, the Company has interests in 11 oil and gas leases located in the shallow waters of the Gulf of Mexico offshore Louisiana and Texas.

         The Company also has a 25% working interest in a lease block in the Beibu Gulf, offshore China.

         Refer to tables set forth in "B. Business Overview" within this Item 4. for information regarding the Company's oil and gas reserves and production.

         ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

INTRODUCTION

         The following discussion is intended to assist in the understanding of the Company's results from operations for the years ended December 31, 2000, 2001 and 2002, and its financial position at December 31, 2002. The Company's Financial Statements for these periods are set forth under Item 18 and should be referred to in conjunction with the following discussion.

         On April 13, 2000, PEI filed for Chapter 11 under the U.S. Bankruptcy Code. As a result of this filing, control over PEI became impaired and consequently PEI was deconsolidated as of that date unless and until control was re-established. PEI emerged as a reorganized entity under the U.S. Bankruptcy Code on January 16, 2001, and the results of PEI have been consolidated into the Company from that date. See "Item 4. - Information On the Company - A History and development of the Company" within this Form 20-F.

         The deconsolidation of PEI in 2000, the Company's only operating unit, distorts a simple year-on-year analysis when examining the following information.

OVERVIEW

         The Company's results from operations are primarily generated from its operations in the Gulf of Mexico and its 25% working interest in a block in the Beibu Gulf, offshore China. All of the Company's oil and gas operations in the Gulf of Mexico are owned by PEI. The 25% working interest in the Beibu Gulf is owned by PPI. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Items Affecting Results."

         The Company acquired non-cost bearing overriding royalty interests in five exploration leases at the Central Gulf of Mexico lease sale held in March 2001. Subsequently the Company acquired a 30% working interest in one of these leases at a cost of $110,000.

         Production in 2000 prior to the deconsolidation of PEI was 2,838 MMcfe. The Company had no production in 2001.

         In 2002, Petsec was the operator of three wells on the West Cameron 352/343 leases in the Gulf of Mexico where the Company holds a 75% working interest. The wells all intersected gas bearing sands and were completed for production which commenced in January 2003. The Company earned a working interest in certain of the exploration rights in the West Cameron 352 producing block, including access to a platform and production facilities, and acquired the West Cameron 343 lease at the MMS lease sale in March 2002.

         In 2002, four wells were drilled on the Ship Shoal 184/191 leases. All were completed for oil and gas production which began in November 2002 through to January 2003. Petsec holds a 7% overriding royalty interest in the leases.

         In the Beibu Gulf 22/12 contract area, China, Petsec earned a 25% working interest by participating in the Wei 6-12-1 well in March 2002. The well intersected nine metres of net oil pay. The well was plugged and abandoned and will be subjected to further investigation. The contract area contains four other oil discoveries. Studies concluded in the year using data from a 3D seismic survey shot in September 2002, indicate that these oil accumulations could be economic.

         At December 31, 2002, Petsec held interests in 11 leases in the USA and one in China, seven of which were completed for production.

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

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                                  Year ended December 31
                                                            2000(1)         2001         2002(2)
                                                            -------         ----         -------
Net production:

Oil (MBbls)                                                     190              -             1
Gas (MMcf)                                                    1,698              -            40

                                                            -------       --------      --------
  Total (MMcfe)                                               2,838              -            46

                                                            -------       --------      --------
Net sales data (in thousands):
  Oil                                                       $ 4,471       $      -      $     28
  Gas                                                         3,786              -           173

                                                            -------       --------      --------
Total                                                       $ 8,257       $      -      $    201

                                                            -------       --------      --------
Average sales price (3):
  Oil (per Bbl)                                             $ 23.53       $      -      $  28.00
  Gas (per Mcf)                                                2.23              -          4.33
  Total (per Mcfe)                                             2.91              -          4.37

Average costs (per Mcfe):
  Lease operating expenses                                  $  0.58       $      -      $      -
  Depletion, depreciation
     and amortisation                                          1.71              -          0.74
  General, administrative
     and other expenses                                        1.28              -         36.76

   (1) Includes the results of Petsec Energy Inc. through April 13, 2000 only.

   (2) Production commenced in November 2002.

   (3) Includes effects of hedging activities.

RESULTS OF OPERATIONS

         The following table sets forth in US dollars and under US GAAP, selected consolidated financial data for the Company for the periods indicated.

                                                                   Year ended December 31
                                                           --------------------------------------
                                                              2000          2001          2002
                                                                       (In thousands)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties payable)             $    8,257     $      -      $     201
                                                           ----------     --------      ---------

  Lease operating expenses                                      1,657            -              -
  Depletion, depreciation and amortization                      4,845           28             34
  Exploration expenditure                                         365          422          1,176
  Dry hole and abandonment costs                                  611          877          1,066
  General, administrative and other expenses                    3,625        1,264          1,691
  Stock compensation expense                                      138           11             40

                                                           ----------     --------      ---------

     Total operating expenses                                  11,241        2,602          4,007
  Profit (loss) on sale of assets                                 592            9             (8)

                                                           ----------     --------      ---------

  Loss from operations                                         (2,392)      (2,593)        (3,814)
  Other income (expense)                                            1          200            137
  Interest expense                                             (3,378)           -              -
  Interest income                                               1,037          447            136

                                                           ----------     --------      ---------

  Loss before tax                                              (4,732)      (1,946)        (3,541)
  Income tax benefit (expense)                                    (10)           8            254

                                                           ----------     --------      ---------

  Net loss before extraordinary items                      $   (4,742)    $ (1,938)     $  (3,287)
  Extraordinary items
     Recognition of deferred gain on subsidiary
       emergence from bankruptcy                                    -       37,147              -
     Distribution from bankruptcy trustee                           -        1,103              -

                                                           ----------     --------      ---------

     Net income (loss)                                     $   (4,742)    $ 36,312      $  (3,287)

                                                           ----------     --------      ---------

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         General. The results for the year reflected a period of significant investment in exploration drilling by the Company which resulted in a return to oil and gas production by year end.

         Production from Ship Shoal 184 and 191, which commenced in November 2002, contributed all of the Company's $0.2 million of revenue. Production at West Cameron did not begin until January 2003. Consequently, after administration expenses of $1.7 million, exploration expenditures of $1.2 million and dry-hole costs of $1.1 million, there was a net loss for the year of $3.3 million after tax and before extraordinary items, compared to a net loss before extraordinary items of $1.9 million in 2001.

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

         For 2002, the Company only had production from properties in which it had an overriding royalty interest and had no production in 2001. Therefore lease operating expenses for both periods are nil.

         Exploration Expenditures and Dry Hole Costs. In 2002, $1.1 million was expensed as incurred for dry hole costs and abandonments and $1.2 million was expensed for seismic, geological and geophysical expenditures. Substantially all of the dry hole costs and abandonments were the result of operations in the Beibu Gulf, China. In 2001, $0.9 million was expensed for dry hole costs and $0.4 million was expensed for seismic, geological and geophysical expenditures. The increases reflect the Company's increased efforts and activity in acquiring, exploring and developing oil and gas properties.

         General and Administrative Expense. General and administrative expense increased $0.4 million, or 34%, to $1.7 million in 2002 from $1.3 million in 2001. This increase arose due to staff and activity increases as the Company increased its efforts and activity in acquiring, exploring and developing oil and gas properties.

         Recognition of deferred gain on subsidiary emergence from bankruptcy. For 2001, PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million as a result of the forgiveness of liabilities.

         Distribution from bankruptcy trustee. For 2001, in accordance with the distribution scheme under the Plan of Reorganization, the Company received $1.1 million from the sale of PEI's assets.

         Net Income (loss). As a result of the conditions noted above, net loss of $3.3 million was recorded for 2002, a decrease of $39.6 million from the net income of $36.3 million for 2001. Net loss before extraordinary items was $3.3 million in 2002 compared to net loss before extraordinary items of $1.9 million in 2001.

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

         The Company had no production in 2001 therefore oil and gas revenues and lease operating expenses for the period were nil.

         Exploration Expenditures and Dry Hole Costs. In 2001, $0.9 million was expensed as incurred for dry hole costs and abandonments and $0.4 million was expensed for seismic, geological and geophysical expenditures. In 2000, $0.6 million was expensed for dry hole costs and $0.4 million was expensed for seismic, geological and geophysical expenditures.

         General and Administrative Expense. General and administrative expense decreased $2.3 million, or 65%, to $1.3 million in 2001 from $3.6 million in 2000. This decrease arose due to staff and activity reductions following the Chapter 11 filing by PEI on April 13, 2000.

         Interest Expense. Interest expense in 2001 was nil compared to $3.4 million in 2000, following the Chapter 11 filing by PEI in April 2000.

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

         Net Income (loss). As a result of the conditions noted above, net income of $36.3 million was recorded for 2001, an increase of $41.0 million over the loss of $4.7 million for 2000.

OTHER ITEMS AFFECTING RESULTS

         Profit on sale of assets. In April 2000 the Company realized a gain of $0.6 million following the sale of six oil and gas properties.

         Net operating losses and other carryforwards. For U.S. federal income tax purposes, at December 31, 2002 the Company had net operating losses ("NOLs") of approximately $65.1 million which are available to offset future U.S. federal taxable income, if any, from 2005 through 2021. The effective tax rate has altered mainly due to the recognition of valuation allowances on carry-forward losses due to the uncertainty of future realization of the NOLs.

         For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax even though its NOLs otherwise eliminate its regular tax liability.

HEDGING TRANSACTIONS

         There were no hedge instruments outstanding during 2001 or 2002.

         The following information is presented for comparative purposes.

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

         The Company does not trade in derivatives without underlying estimated production and proved reserves to cover the hedging contracts in which it enters, consequently no hedging activities were entered into in 2002. As production increases in 2003 the Company will review the need for hedging.

         For the period 1 January, 2000 through April 13, 2000, hedging activities decreased revenues by $1.3 million.

NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001 the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement No. 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. SFAS No. 143 was adopted by the Company on January 1, 2003. Upon adoption, the Company recorded estimated non-current well abandonment and reclamation liabilities of $0.2 million and capitalised corresponding amounts in oil and gas properties.

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

         SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

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

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's financial statements. The adoption of this interpretation has not resulted in any additional disclosure as the Group has not provided any guarantees of indebtedness to others.

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the Group no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Group's financial statements.

         In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, ""Accounting for Derivative Instruments and Hedging Activities." This Statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement No. 149 amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationship designated after June 30, 2003. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. We are in the process of evaluating the impact of the adoption of Statement No. 149.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. We are in the process of evaluating the impact of SFAS No. 150.

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

FORWARD-LOOKING STATEMENTS

         The information in this Form 20-F, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical or present facts, that address activities, events, outcomes and other matters that the Company plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 20-F.

         Forward-looking statements appear in a number of places and include statements with respect to, among other things:

   - planned capital expenditures and availability of capital resources to fund capital expenditures;

   - estimates of our future natural gas and liquids production, including estimates of any increases in oil and gas production;

   -     our outlook on oil and gas prices;

   -     estimates of our oil and gas reserves;

   -     the impact of political and regulatory developments;

   - our future financial condition or results of operations and our future revenues and expenses; and

   - our business strategy and other plans and objectives for future operations.

         We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of oil and gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures and the other risks described in this Form 20-F.

         Should one or more of the risks or uncertainties described above or elsewhere in this Form 20-F occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

         All forward-looking statements express or implied, included in this Form 20-F and attributable to the Company are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on its behalf may issue.

B. LIQUIDITY AND CAPITAL RESOURCES

         The Company had cash available in the amount of approximately $0.6 million at December 31, 2002. Following the January 2003 commencement of production at West Cameron 352/343, the Company has generated surplus cash flow from operations. At May 31, 2003, the Company's cash balances were approximately $8.9 million.

Cash Flow

         The following table represents cash flow data for the Company for the periods indicated.

                                                                        Years Ended December 31,
                                                                 -------------------------------------
                                                                   2000           2001          2002
                                                                 -------------------------------------
                                                                            (in thousands)
CASH FLOW DATA:
     Net cash provided by (used in) operating activities         $   518        $(1,166)       $(2,728)
     Net cash in provided by (used in)  investing activities      (6,136)           104         (8,170)
     Net cash provided by (used in) financing activities          (2,185)             -              -

         Net cash used in operating activities for the year ended December 31, 2002 was $2.7 million compared to $1.2 million in the year ended December 31, 2001. The increase in cash used in operations was primarily the result of the Company's increased oil and gas operations after PEI emerged from its Chapter 11 bankruptcy in 2001. Cash flow from operations for 2002 was negative due to minimal production.

         Net cash used in operating activities for the year ended December 31, 2001 was $1.2 million compared to net cash provided by operating activities of $0.5 million in the year ended December 31, 2000. The decrease was primarily due to the April 13, 2000 Chapter 11 filing and subsequent deconsolidation of PEI from the Company's financial statements. In 2001 the Company had no oil and gas production; consequently, operating cash flows were negative.

         Net cash used in investing activities for the year ended December 31, 2002 was $8.2 million compared to net cash provided by investing activities of $0.1 million in the year ended December 31, 2001. The increase in investment expenditures was primarily the result of the Company's increased efforts and activity in acquiring, exploring and developing oil and gas properties.

         Net cash provided by investing activities for the year ended December 31, 2001 was $0.1 million compared to net cash used in investing activities of $6.1 million in the year ended December 31, 2000. The increase relates to distributions from the PEI bankruptcy trustee offset by acquisition of leases. In 2000, cash used in investing activities related mainly to capital expenditures on exploration, development and permits prior to the deconsolidation of PEI, and $2.9 million paid by the Company in December 2000 to purchase five oil and gas leases. This was offset by the receipt of $8.5 million in proceeds from the sale of certain oil and gas properties prior to the Chapter 11 filing by PEI.

         The Company had no financing activities for the years ended December 31, 2002 and 2001. All operating and investing activities were funded with existing cash.

         Net cash used in financing activities for the year ended December 31, 2001 was nil compared to $2.2 million in the year ended December 31, 2000. In 2000, PEI utilized proceeds from asset sales to repay borrowings under a secured credit facility prior to its deconsolidation.

Capital Expenditures and Commitments

         In March 2002, the Company acquired a 75% working interest in a lease in the March 2002 Gulf of Mexico lease sale conducted by the MMS. The Company also entered into a farmin agreement to earn a 75% working interest in certain areas of an adjoining lease by drilling a well at its sole cost. Three wells were drilled on these leases in the fourth quarter of 2002 and existing production facilities upgraded to handle production. In addition, the Company earned a 25% working interest in a lease in the Beibu Gulf, offshore China by participating in the drilling of a well. The Company has met and expects to continue to meet any commitments to these leases from cash funds currently on hand or cash flow from operations. Cash funding capital expenditures in 2002 amounted to $6.5 million.

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

         Capital expenditures in 2001 of approximately $1.0 million included the above mentioned acquisition of a 30% working interest in a lease in the Gulf of Mexico and participation in a dry hole in onshore Louisiana. Capital expenditures in 2000 of approximately $12.1 million represent expenditures incurred by PEI up to April 13, 2000 under commitments to joint venture work programs, plus acquisition by the Company of the five leases pursuant to the PEI asset sale under PEI's Plan of Reorganization.

         At the March 2003 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for two additional explorations leases in the Gulf of Mexico (Vermilion 257 and Vermilion 246). Subsequently, the MMS awarded both of these leases to the Company. During 2003, the Company expects to drill two to three additional wells in the Gulf of Mexico and possibly one well in China for an estimated capital expenditure of $11 million. The funding of this capital expenditure is dependent upon sufficient cash flow from our existing activities.

         Because of its restricted capital the Company will continue the risk adverse approach that it commenced in 1999. The Company will focus on the exploration of its 100% owned leases by way of farmout with US independent oil and gas companies. The Company expects to meet its planned capital expenditure needs from cash funds on hand or from cash flow from operations.

The following table shows our cash commitments as of December 31, 2002.

US$'000                                 Payments due by periods as of December 31, 2002

                               Total         Less than 1 year   1 - 3 years        3 - 5 years        After 5 years
Contractual
obligations
Operating leases                 356               201               155                 -                 -
Exploration and
lease rental                   1,191               127             1,064                 -                 -
Total contractual
cash obligations               1,547               328             1,219                 -                 -

Off balance sheet arrangements

         Other than the operating lease commitments in relation to office space and exploration and lease rental commitments in relation to exploration leases, we do not believe that we have entered into any off balance sheet transaction, arrangement or other relationship that is likely to materially affect liquidity, the availability of capital resources or requirements for capital resources. As noted in Developments since December 31, 2002, the Company's capital expenditures will be limited and dependent on cash flow from oil and gas operations.

Credit Facilities

         Following the reorganization of PEI, the Company does not have any credit facilities.

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

E. DEVELOPMENTS SINCE DECEMBER 31, 2002

         In the Gulf of Mexico, Petsec brought two gas wells on the West Cameron 343 lease and one gas well on the West Cameron 352 lease into production. Petsec has net revenue interests in the leases of 61.75% and 57.375% respectively. Two further wells were brought into production on Ship Shoal 191 in January in which the Company has a 7% overriding royalty interest. At the MMS Central Gulf of Mexico lease sale in March 2003, Petsec was high bidder on two leases at an acquisition cost of $228,888 each. Subsequently, the MMS awarded both of the leases to the Company.

         The Company expects in 2003 to acquire lease interests and to participate in the drilling of three additional wells in the Gulf of Mexico and to participate in exploration, development studies, and possibly one well in offshore China.

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

(3)      Income taxes

Deferred tax assets are recognized for temporary differences in financial statement and tax basis amounts that will result in deductible amounts and carryforwards in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets and liabilities are measured using enacted tax law and tax rate(s) for the year in which the Company expects the temporary differences to be deducted or settled. The effect of a change in tax law or rates on the valuation of deferred tax assets and liabilities is recognized in income in the period of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. The Company's ability to realize the benefit of its deferred tax assets requires that the Company achieve certain future earnings levels prior to the expiration of its NOL carryforwards. The Company has established a valuation allowance against the future tax benefit of a portion of its NOL carryforwards. The Company's NOL carryforwards are subject to review and potential disallowance upon audit by the tax authorities in the jurisdictions where the loss was incurred.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the name, age and position of each director and executive officer of the Company.

       Name                           Age                         Position
Directors:
Terrence N. Fern (1)                  55       Chairman, Managing Director and Chief Executive Officer
David A. Mortimer                     58       Director
Peter E. Power                        69       Director

Executive officers:
Ross A. Keogh                         44       President of Petsec Energy Inc.
Fiona A. Robertson                    47       Chief Financial Officer
Geoffrey H. Fulcher                   61       Company Secretary

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

         ROSS A. KEOGH joined the Company in 1989 and has over 20 years experience in the oil and gas industry. Between 1979 and 1989, Mr. Keogh worked in the financial accounting and budgeting divisions of Total Oil Company and as Joint Venture Administrator for Bridge Oil Limited in Australia. Mr. Keogh holds a Bachelor of Economics degree, with a major in Accounting, from Macquarie University in Sydney. Mr. Keogh was appointed Chief Financial Officer in November 1998 until April 2002, and appointed President of PEI in April 2002.

         FIONA A. ROBERTSON joined the Company in 2002 as the Chief Financial Officer of the Petsec Energy Ltd group. Mrs Robertson has over twenty five years of corporate finance experience, fifteen in the resources industry. She spent fourteen years working for the Chase Manhattan Bank in London, New York and Sydney, and eight years with Delta Gold as General Manager, Finance/Chief Financial Officer. Mrs Robertson holds an MA in geology from Oxford University, is a Fellow of the Australian Institute of Company Directors and a Member of the Australasian Institute of Mining and Metallurgy.

         GEOFFREY H. FULCHER has had over 30 years experience in the petroleum and mining industries in field and management positions, with over 15 of those years as a Corporate Secretary.

B. COMPENSATION

         The total compensation received by the directors of the Company for their services as directors for 2002 was $58,762. The total compensation received by the executive officers of the Company and its controlled and related companies for 2002 was $231,372. A company associated with Mr. Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the consolidated entity during 2002 by the company associated with Mr. Fern was $254,000 (2001: $237,000; 2000: $277,000).

--------------------------------------------------------------------------------------------------------------------
Fiscal year ended                     Base                                              Retirement
December 31, 2002                  emoluments        Bonuses        Other Benefits     Benefit Plans           Total
--------------------------------------------------------------------------------------------------------------------
                                       $                $                 $                  $                  $
DIRECTORS
T.N. Fern                                 -             -                   -                  -                   -
D.A. Mortimer                        26,955             -                   -              2,426              29,381
P.E. Power                           26,955             -                   -              2,426              29,381

OFFICERS
R.A. Keogh                           98,416             -                   -                  -              98,416
F.A. Robertson                       75,080             -                   -                  -              75,080
G. H. Fulcher                        45,823             -               6,662              5,391              57,876
--------------------------------------------------------------------------------------------------------------------

         In addition, the Company has accrued $84,000 payable as a retirement benefit to the director, Mr. D.A. Mortimer on his retirement.

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

         The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest-free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of December 31, 2002, there were no entitlements to shares under the Plan.

         The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and (with shareholder approval) directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire not more than five years from the date of grant. As of December 31, 2002, directors of the Company held no options to purchase Ordinary Shares pursuant to the Option Plan. Mr G.H. Fulcher held options to purchase 20,000 Ordinary Shares at an exercise price of A$0.40 per share. The options expire on April 16, 2004. Mr. Keogh held options to purchase an aggregate of 1,250,000 Ordinary Shares at an exercise price of A$0.30 per share. Mr Keogh received his options during 2002 and his options expire on June 1, 2007. No other directors or executive officers held options.

C. BOARD PRACTICES

         The Board of Directors has an Audit Committee and a Remuneration Committee, of which each director is a member. Meetings of the Board and Committees held during the year and attendance by directors were as follows:

-----------------------------------------------------------------------------------------------------
                          Regular         Additional          Audit      Remuneration        Date
                           Board            Board           Committee     Committee     Director First
                          Meetings         Meetings          Meetings      Meetings        Appointed
-----------------------------------------------------------------------------------------------------
Total number held
During the year              12               4                 2             1

T.N. Fern                    12               4                 1             1         May 21, 1987
D.A. Mortimer                12               4                 2             1         July 1, 1985
P.E. Power                   12               4                 2             1         July 21, 1999
-----------------------------------------------------------------------------------------------------

         The Company's Constitution does not impose limits to each director's term in office. However, under the Australian Corporations Act 2001, at least one third of the Company's directors (other than the Managing Director) must retire at each annual general meeting and may present themselves for re-election. To comply with that act, the non-Managing Directors of the Company stand for reelection on a rotating basis each year.

         The Company has no severance contracts with its directors.

         The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executive officers of the Company. The broad policy is to ensure the remuneration package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. Executive directors may receive bonuses based on the achievements of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-related remuneration. The Remuneration Committee comprises all of the directors.

         The role of the Audit Committee is to review the half yearly and annual accounts, to discuss the auditor's reports and reviews, and to oversee the maintenance of a framework of internal control in the Company. The responsibilities of the audit committee also include an annual review of the performance of the auditors and of their reappointment. The external auditors are invited to attend audit committee meetings. The audit committee comprises all of the directors.

         Under Australian Law, a company may pay non-executive directors without obtaining shareholders' consent, a benefit on retirement proportional to the length of service of the director, with a maximum of seven times the average remuneration of the last three years of service. There are no other non-executive director retirement benefits.

D. EMPLOYEES

         As of December 31, 2002, the Company had 14 full-time employees eight of whom were in Lafayette, Louisiana, and six of whom were in Australia. See "Item 3 - Key Information - D. Risk Factors" "The loss of key personnel could adversely affect our ability to operate." The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with certain of its executives and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment.

E. SHARE OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of May 31, 2003 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executive officers of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 105,736,041 Ordinary Shares outstanding on May 31, 2003.

                                                  NUMBER OF
                                               ORDINARY SHARES                             PERCENTAGE
                 NAME                         BENEFICIALLY OWNED                        BENEFICIALLY OWNED
                 ----                         ------------------                        ------------------
All Directors and executives as a group
   (6 persons) (1) (2) (3)                        27,988,542                                  26.5%
Terrence N. Fern (2) (3)                          26,882,498                                  25.4%
D.A Mortimer                                         610,068                                      *
P.E. Power                                           180,223                                      *
R. A. Keogh                                          275,000                                      *
F.A. Robertson                                        25,000                                      *
G. H. Fulcher                                         40,753                                      *
Den Duyts Corporation Pty Limited (3)             18,344,639                                  17.4%

* These persons individually have less than 1% beneficial ownership of the Company's outstanding ordinary shares.

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

     Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at May 31, 2003, were 26,785,989 Ordinary Shares and the "relevant" interests of Mr. Fern were 26,785,989 Ordinary Shares.

         ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         At May 31, 2003, shareholders who were the beneficial owners of 5% or more of the Company's voting securities were:

-----------------------------------------------------------------------------
             Name of Holder                        Number of Shares       %
-----------------------------------------------------------------------------
Den Duyts Corporation Pty Limited                     18,344,639        17.35
Citicorp Nominees Pty Limited                         14,447,027        13.66
ANZ Nominees Limited                                  10,286,435         9.73
Commonwealth Custodial Services Limited                8,870,420         8.39
Canning Oil Pty. Limited                               6,470,661         6.12
-----------------------------------------------------------------------------

         Approximately 90% of the Company voting securities are held by 4,381 shareholders in the host country.

         Major shareholders who had significant changes in the percentage ownership held during the past three years were:

------------------------------------------------------------------------------------------------------------------
               Shareholder                          April 30, 2001          April 30, 2002        April 30, 2003
------------------------------------------------------------------------------------------------------------------
                                                    No. of        %        No. of        %        No. of       %
                                                    Shares      o'ship     Shares     o'ship      Shares     o'ship
Citicorp Nominees Pty Limited                      6,232,247     5.89     7,314,247     6.92    14,447,027   13.66
ANZ Nominees Limited                              13,705,267    12.96    14,556,662    13.77    10,286,435    9.73
Commonwealth Custodial Services Limited            9,887,535     9.35     9,424,860     8.91     8,870,420    8.39
------------------------------------------------------------------------------------------------------------------

         The Company's shares are all of one class and carry equal voting rights. At May 31, 2003 there were 105,736,041 ordinary shares held by 4,685 shareholders.

B. RELATED PARTY TRANSACTIONS

(a)      Directors

         The names of persons who were directors of the Company during the year ended December 31, 2002 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

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

         At December 31, 2002 there were no loans outstanding to directors.

         A company associated with Mr. Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the consolidated entity during 2002 by the company associated with Mr. Fern was $254,000.

         At December 31, 2002, the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities was 27,731,123.

(c)      Controlled entities

         Details of dealings of the Company with wholly owned controlled entities are set out below:

         The aggregate amounts receivable from/and payable to wholly owned entities by the Company at balance date were:

-----------------------------------------------------------------------------------------------------
                                    December 31, 2000       December 31, 2001       December 31, 2002
                                          $'000                   $'000                   $'000
-----------------------------------------------------------------------------------------------------
Receivables - non-current                 5,319                   5,278                   14,448
Payables - non-current                    8,372                   7,677                    4,131
-----------------------------------------------------------------------------------------------------

         At December 31, 2002, the Company had provided against various loans to wholly owned Australian controlled entities.

C. INTEREST OF EXPERTS AND COUNSEL

         None.

                         ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

         The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-24 of the Form 20-F. See
   Item 18 below.

B. SIGNIFICANT CHANGES

         None.

                         ITEM 9 - THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS - PRICE HISTORY OF ORDINARY SHARES AND ADRs

         The following table sets forth, for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into US dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.

                                                      A$                       US$
                                             High           Low        High           Low
Year ended December 31, 1998:                6.50           0.43       4.17          0.27

Year ended December 31, 1999:                0.72           0.19       0.47          0.12

Year ended December 31, 2000:                0.25           0.08       0.16          0.05

Year ended December 31, 2001:                0.19           0.11       0.10          0.06
  First Quarter                              0.14           0.11       0.07          0.06
  Second Quarter                             0.19           0.11       0.10          0.06
  Third Quarter                              0.18           0.12       0.09          0.06
  Fourth Quarter                             0.16           0.13       0.08          0.07

Year ended December 31, 2002:                0.30           0.14       0.16          0.07
  First Quarter                              0.20           0.14       0.11          0.07
  Second Quarter                             0.24           0.16       0.14          0.09
  Third Quarter                              0.30           0.19       0.16          0.10
  Fourth Quarter                             0.29           0.23       0.16          0.13
  First Quarter 2003                         0.29           0.23       0.16          0.13

  December 2002                              0.28           0.23       0.16          0.13
  January 2003                               0.38           0.25       0.22          0.15
  February 2003                              0.38           0.32       0.23          0.19
  March 2003                                 0.41           0.33       0.25          0.20
  April 2003                                 0.60           0.41       0.37          0.25
  May 2003                                   0.66           0.52       0.43          0.34

         The following table sets forth for the periods indicated the high and low closing prices per ADR on the US markets, as discussed below, in US dollars:

                                                                 US$
                                                   High                     Low
Year ended December 31, 1998                       21.75                    1.38

Year ended December 31, 1999                        2.19                    0.38

Year ended December 31, 2000                        0.81                    0.02

Year ended December 31, 2001
   First Quarter                                    0.35                    0.20
   Second Quarter                                   0.47                    0.26
   Third Quarter                                    0.45                    0.30
   Fourth Quarter                                   0.41                    0.31

Year ended December 31, 2002
   First Quarter                                    0.51                    0.35
   Second Quarter                                   0.68                    0.41
   Third Quarter                                    0.81                    0.50
   Fourth Quarter                                   0.81                    0.32
   First Quarter 2003                               1.22                    0.70

   December 2002                                    0.81                    0.32
   January 2003                                     1.10                    0.70
   February 2003                                    1.10                    0.96
   March 2003                                       1.22                    0.99
   April 2003                                       1.95                    1.23
   May 2003                                         2.10                    1.70

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

         On October 13, 2000, the ADRs commenced trading on the OTC Pink Sheets under the ticker symbol "PSJEY.PK". Each ADR evidences one American Depositary Share ("ADS"), which represents five Ordinary Shares. The depositary of the ADRs representing the ADSs is The Bank of New York ("Depositary").

         As at May 31, 2003, 2,782,077 ADRs were on issue. These were equivalent to 13,910,385 Ordinary Shares or approximately 13% of the Company's issued capital.

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

The Company is subject to Australian Corporations Act 2001 which does not require that a Corporation set out its objects and purposes in its constitution. The Act provides that a company has the legal capacity and powers of an individual. A company also has all the powers of a body corporate, including the power to:

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

60.3 A general notice given to the Directors by any Director to the effect that the Director is an officer or a member of or interested in any specified firm or corporation and is to be regarded as interested in all transactions with such firm or corporation is sufficient disclosure as required by the Corporations Act 2001 as regards that Director and those transactions. After such general notice it is not necessary for that Director to give any special notice relating to any particular transaction with that firm or corporation.

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

(d)      AGE LIMITS OF DIRECTORS

There is no age limit of directors contained in the Company's constitution. The Corporations Act 2001 of Australia provides that after a director reaches the age of 70 years, the director must submit to re-election at each annual general meeting.

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

"73            PAYMENT OF DIVIDEND

73.3 All Dividends remaining unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to Corporations Act 2001."

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

"21            REDUCTION OF SHARE CAPITAL

         The Company may reduce its share capital in any manner permitted by the Corporations Act 2001 and the Listing Rules."

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

10.17 The Directors may at any time enter into on behalf of the Company contracts with any or all of the Members holding partly paid Shares to extinguish the liability of those Members to pay to the Company any amount unpaid on the Shares held by them, provided that such extinguishment of liability is done in accordance with the Corporations Act 2001 and the Listing Rules."

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

4.2 The provisions of the Corporations Act 2001 and this Constitution relating to Special Resolutions and General Meetings apply to every Meeting referred to in clause 4.1, with such changes as are necessary, except that the quorum is Members present holding or representing 75% of the nominal amount of the Shares of the class and that any Member present holding Shares of the class may demand a poll.

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

"25            GENERAL MEETINGS

25.1 An Annual General Meeting of the Company must (unless otherwise permitted by the Corporations Act 2001) be held:

         (a)   at least once in every calendar year, and

         (b) within the period of five months after the end of its financial year.

25.2 General Meetings of the Company other than Annual General Meetings are in this Constitution called General Meetings.

25.3     The Directors may whenever they think fit convene a General Meeting.

25.4 Except as provided in ss 249D, 249E and 249F of the Corporations Act 2001, no Member or Members may convene a General Meeting.

25.5 The Company may hold a General Meeting at 2 or more venues using any technology that gives the Members as a whole a reasonable opportunity to participate.

26             NOTICE OF GENERAL MEETINGS

26.1 Subject to the provisions of the Corporations Act 2001 as to the notice required for Special Resolutions, not less than 28 days' notice (exclusive of the day on which the notice is given or deemed to be given but inclusive of the day for which the meeting is convened) of any General Meeting shall be given in writing to all the Members entitled to receive notices of Meetings in the manner provided in this Constitution unless otherwise permitted by the Corporations Act 2001.

26.2 Every notice of a General Meeting must comply with s 249L of the Corporations Act 2001.

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

7.       CHANGE OF CONTROL

         None.

8.       SUBSTANTIAL SHAREHOLDINGS

The Corporations Act 2001 requires disclosure of a relevant interest in the Company of 5% or more. There are no applicable provisions in the Company's constitution.

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

E.       TAXATION

AUSTRALIAN TAXATION

      Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding, taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the "Treaty"), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%. Refer, however, to "Changes to the Treaty," below.

      Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account. The Australian Federal Government is considering the extension of the dividend withholding tax exemption to all types of foreign income derived by an Australian company.

      Sales of ADSs or Ordinary Shares. U.S. residents who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADSs of such company.

      U.S. residents are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base unless such a gain is exempt from Australian tax under the Treaty. The rate of Australian tax on taxable capital gains realized by U.S. residents is 30% for companies for the 2003 income year (for most taxpayers, the year ending June 30, 2003). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain. U.S. residents who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

      Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as ordinary income and not as a capital gain (such ADSs and Ordinary Shares are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Prospective investors should consult their own tax advisors in determining whether the ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor.

      Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute "business profits" of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. Refer, however, to "Changes to the Treaty," below. The term "business profits" is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term "permanent establishment" is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a U.S. resident from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

      The view of the Australian Taxation Commissioner is that the Treaty in its current form would not preclude Australia from taxing a capital gain realised by a U.S. resident on the sale of ADSs or Ordinary Shares.

      U.S. residents with no taxable capital gains or income (or deductible losses) from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

      Changes to the Treaty. On September 27, 2001, the Governments of the United States and Australia signed a Protocol ("the Protocol") amending the existing Treaty. The Protocol came into force on May 12, 2003 and has the following dates of effect:

      1 For withholding taxes, the protocol will have effect in relation to payments made on or after July 1, 2003.

      2 For other taxes covered, the protocol will have effect in respect of income, profits or gains of years of income beginning on or after July 1, 2004.

      Broadly, subject to the two exceptions mentioned below, the existing tax treatment of dividends paid to U.S. residents will continue; that is, no withholding tax will be imposed on the franked component of dividends paid to a U.S. resident shareholder and 15% withholding tax will be imposed on the unfranked component of dividends. The two exceptions are:

     a) no withholding tax will be imposed on unfranked dividends paid to a U.S. resident company which is ( beneficially entitled to 80% of the voting power (for a 12 month period prior to the date the dividend is declared) of the Company and the U.S. resident company satisfies a public listing requirement; and

     (b) a withholding tax limit of 5% will apply to unfranked dividends paid to a U.S. resident company that holds at least 10% of voting power in the Company but does not meet the 80% test mentioned above.

      The Protocol will also amend the Treaty to the effect that Australia will not be precluded by the Treaty from taxing capital gains derived by a U.S. resident on the sale of ADSs or Ordinary Shares.

UNITED STATES FEDERAL INCOME TAXATION

         The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and sale of ADSs (which are evidenced by ADRs) by a "U.S. Holder." As used herein, the term "U.S. holder" means a beneficial owner of ADRs that is for U.S. federal income tax purposes (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

         In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors that may be subject to special rules, such as financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons that own directly, indirectly or constructively 10% or more of our voting stock, partnerships or other pass-through entities, persons who hold ADRs as part of a hedge, conversion transaction, straddle or other risk reduction transaction, or persons who acquire ADRs pursuant to the exercise of employee stock options or otherwise as compensation. This discussion is limited to U.S. Holders who hold ADRs as capital assets (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). If a partnership holds ADRs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. This discussion also does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

         This summary is based upon the provisions of the Code, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax consequences of acquiring, holding or disposing of ADRs.

         THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION PURPOSES ONLY. U.S. HOLDERS OR PROSPECTIVE U.S. HOLDERS OF ADRS THEREFORE SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES AND POSSIBLE CHANGES IN LAW.

TAXATION OF DIVIDENDS

         The amount of any distribution paid to a U.S. Holder in respect of Ordinary Shares represented by the ADRs, including any Australian taxes withheld from the amount of such distribution, will be includable in gross income of the U.S. Holder as a dividend, to the extent paid out of current or accumulated earnings and profits, on the date such distributions are received by the Depositary. Generally, such dividends will be treated as foreign source passive income for U.S. foreign tax credit purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution. To the extent the amount of a distribution received by a U.S. Holder exceeds that holder's share of the Company's current and accumulated earnings and profits, the excess will be applied first to reduce such U.S. Holder's tax basis in the ADRs and then, to the extent the distribution exceeds the U.S. Holder's tax basis, will be treated as capital gain.

         Dividends paid with respect to the Ordinary Shares generally will not be eligible for the dividends received deduction allowed to corporations receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns ADRs representing at least 10% of the total voting power and value of the stock of the Company may be entitled to a 70% deduction of the U.S. source portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations, which are beyond the scope of this discussion, and U.S. Holders of ADRs should consult their own tax advisors regarding the dividends received deduction.

         Under recently enacted legislation, subject to certain restrictions and limitations, U.S. Holders that are individuals, estates or trusts may be eligible for the maximum 15% long-term capital gains tax rate on dividends received from "qualified foreign corporations." The term qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory and which includes an exchange of information provision. The legislative history underlying the provision indicates that until the U.S. Treasury Department issues guidance regarding the determination of treaties as satisfactory for this purpose, a foreign corporation will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information provision (other than the U.S.-Barbados Treaty). The U.S. - Australia Income Tax Treaty contains such an exchange of information provision and thus, it appears that the Company should be treated as a qualified foreign corporation. However, if the Company constitutes a "Foreign Personal Holding Company," a "Foreign Investment Company," or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualified foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

         Dividends paid in Australian dollars will be includable in income in the U.S. dollar amount based on the exchange rate on the date such dividends are paid by the Company. U.S. Holders of ADRs will be required to recognize their share of any exchange gain or loss realized by the Depositary upon the conversion of Australian dollars into U.S. dollars and any such gain or loss will be ordinary gain or loss.

FOREIGN TAX CREDIT

         A U.S. Holder who pays (or has withheld from distributions) Australian taxes with respect to the ownership of the ADRs may be entitled to claim a foreign tax credit for the amount of such Australian taxes against such U.S. Holder's U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder's circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may deduct the U.S. dollar value of such Australian taxes in computing such U.S. Holder's taxable income, subject to generally applicable limitations under U.S. federal income tax law. The election to credit foreign taxes is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

TAXATION OF WITHDRAWALS

         U.S. Holders of ADRs that exercise their right to withdraw Ordinary Shares from the Depositary in exchange for the ADRs representing such Ordinary Shares will generally not be subject to United States federal income tax on such exchange. The aggregate basis of the Ordinary Shares so received will be equal to the U.S. Holder's aggregate adjusted basis in the ADRs exchanged therefor.

TAXATION OF CAPITAL GAINS

         A U.S. Holder generally will recognize a capital gain or loss for United States federal income tax purposes upon a sale or other disposition of ADRs in an amount equal to the difference between such U.S. Holder's tax basis in the ADRs and the amount realized on their disposition. The amount realized includes the amount of cash and the fair market value of any property received by a U.S. Holder in exchange for the ADRs. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder holds the ADRs for more than one year. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. Holder of ADRs generally will constitute gains or losses from sources within the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Information reporting may apply to a U.S. Holder with respect to distributions made by the Company or to the proceeds of the sale or other disposition of ADRs, and backup withholding (currently at a rate of 28%) may apply unless the U.S. Holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed the U.S. Holder's actual U.S. federal income tax liability and the required information is provided to the IRS.

OTHER U.S. TAX CONSIDERATIONS

         Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of the ADRs.

         Foreign Personal Holding Company

         If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned (including through ownership of ADRs), directly or indirectly (pursuant to rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year consists of certain types of passive income (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC"). In that event, U.S. Holders of ADRs of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

         The Company does not believe that it currently constitutes a FPHC [Company to confirm]. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

         Foreign Investment Company

         If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned (including through ownership of ADRs), directly or indirectly (pursuant to rules of constructive ownership), by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), and
(b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC"), causing all or part of any gain realized by a U.S. Holder selling or exchanging ADRs of the Company to be treated as ordinary income rather than capital gain. The Company does not believe that it currently constitutes a FIC [Company to confirm]. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

         Controlled Foreign Corporation

         If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned (including through ownership of ADRs), actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owns (including through ownership of
ADRs), actually or constructively, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company would be treated as a "Controlled Foreign Corporation" ("CFC").

         The classification of the Company as a CFC would cause many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "United States property." In addition, gain from the sale or other taxable disposition of ADRs of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the ADRs sold or exchanged. If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.

         The Company does not believe that it currently constitutes a CFC [Company to confirm]. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own tax advisor regarding the CFC rules and how these rules may affect their U.S. federal income tax situation.

         Passive Foreign Investment Company

         Special U.S. federal income tax rules apply to U.S. Holders of shares (including ADRs representing such shares) in a "Passive Foreign Investment Company" ("PFIC"). In general, a PFIC is any non-United States corporation if, for any taxable year, either (a) 75% or more of its gross income is "passive income" (the "Income Test") or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a CFC or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is at least 50% (the "Asset Test"). Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

         For purposes of the Income Test and the Assets Test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

         U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares (including ADRs representing such shares) of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

         The Company believes that it did not constitute a PFIC for its fiscal year ended December 31, 2002. However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

         The PFIC rules are very complicated, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how these rules may affect their U.S. federal income tax situation.

F. DIVIDENDS AND PAYING AGENTS

   Not applicable.

G. STATEMENT BY EXPERTS

   Not applicable.

H. DOCUMENTS ON DISPLAY

       The Company electronically files certain documents with the SEC including its Annual Report of Foreign Private Issuers on Form 20-F; Report of Foreign Issuer on Form 6-K; and any related amendments and supplements thereto. You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

       The Company provides a link to the SEC's website on its internet website, www.petsec.com.au. Information on the Company's website does not constitute part of this Annual Report. You may also contact the Company in the USA at 337-989-1942, extension 208, for paper copies of these reports free of charge.

I. SUBSIDIARY INFORMATION

   Not applicable.

     ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The Company is exposed to market risk from adverse changes in commodity prices and interest rates as discussed below.

       Commodity Price Risk. The Company is an oil and gas exploration and production company, and, thus sells natural gas and crude oil. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. In the past the Company has made use of derivative financial instruments such as forward swap contracts and collars as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of commodity price fluctuations. The Company used the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments were generally offset by similar changes in the realized prices of the commodities. See "Item 5 - Operating and Financial Review and Prospects -- Hedging Transactions." The Company currently has no derivatives contracts in place.

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

       ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                 Not applicable

                                     PART II

          ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       The Company had no material defaults, dividend arrearages or delinquencies in fiscal year ended December 31, 2002.

    ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                               USE OF PROCEEDS

                                 Not applicable

                        ITEM 15 - CONTROLS AND PROCEDURES

         In the 90-day period before the filing of this report, each of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the Company's disclosure controls and procedures. These disclosure controls and procedures are those controls and other procedures the Company maintains, which are designed to ensure that all of the information required to be disclosed by the Company in all of its combined and separate periodic reports filed with the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in their reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow those persons to make timely decisions regarding required disclosure. No significant deficiencies or material weaknesses were detected. Subsequent to the date when the disclosure controls and procedures were evaluated, there have not been any significant changes in our controls or procedures or in other factors that could significantly affect such controls or procedures.

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

         8.1 Subsidiaries of the Company

         99.1 Consent of Independent Auditors

         99.2 Consent of Independent Petroleum Engineers

         99.3 Petsec Energy Ltd certification

         99.4 Petsec Energy Ltd certification

                                   SIGNATURES

         The Registrant, Petsec Energy Ltd, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Fiona A. Robertson
        ------------------

Fiona A. Robertson
Chief Financial Officer

I, Fiona A. Robertson, certify that:

1.  I have reviewed this annual report on Form 20F of Petsec Energy Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Fiona A. Robertson
    ------------------

Fiona A. Robertson
Chief Financial Officer

Terrence Norman Fern
Chief Executive Officer

I, Terrence Norman Fern, certify that:

1.  I have reviewed this annual report on Form 20F of Petsec Energy Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Terrence Norman Fern
    --------------------

Terrence Norman Fern
Chief Executive Officer

P E T S E C   E N E R G Y   L T D
ACN 000 602 700

US Dollar Financial Statements
Under US Generally Accepted
Accounting Principles
December 31, 2002

Consolidated Balance Sheets                                               F2
Consolidated Statements of Operations                                     F3
Consolidated Statements of Comprehensive Income (Loss)                    F4
Consolidated Statements of Cash Flows                                     F5
Notes to the Consolidated Financial Statements                            F6
Independent Auditor's Report                                             F24

Note: Further information relating
to the operations of the Company
is available through either of the
following:
1. The Company's home page at
http://www.petsec.com.au
2. By contacting
The President
Petsec Energy Inc.
4023 Ambassador Caffery Parkway
Caffery Plaza - Suite 550
Lafayette LA 70503
(337) 989 1942

                                       F1

CONSOLIDATED BALANCE SHEETS
Petsec Energy Ltd and subsidiaries

                                                            December 31  December 31
(US dollars, in thousands)                                     2001          2002
------------------------------------------------------------------------------------
ASSETS (NOTE 1(b))
Current assets
     Cash                                                    $  11,494    $     596
     Certificates of deposit (note 11)                             225          675
     Trade debtors                                                   -          201
     Other receivables                                             108          453
     Investment securities                                           -        1,000
     Prepayments                                                    44           35
     Deferred tax assets (note 2)                                  135          140
                                                             ----------------------
         Total current assets                                   12,006        3,100
                                                             ----------------------
Non-current assets
     Proved and unproved oil and gas properties                  2,974       10,651
     Investment securities                                          63          311
     Property, plant and equipment (note 5)                         53          144
                                                             ----------------------
         Total non-current assets                                3,090       11,106
                                                             ----------------------
Total assets                                                 $  15,096    $  14,206
                                                             ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY (NOTE 1(b))
Current liabilities
     Accounts payable and accrued liabilities (note 6)       $     390    $   2,989
                                                             ----------------------
         Total current liabilities                                 390        2,989
                                                             ----------------------
Long-term liabilities
     Deferred tax liabilities (note 2)                           1,006          840
     Other accrued liabilities (note 7)                            116          129
                                                             ----------------------
         Total long-term liabilities                             1,122          969
                                                             ----------------------
Shareholders' equity

     Share capital (notes 9 and 10)                            120,661      120,701
     Accumulated other comprehensive loss (notes 4 and 10)      (2,287)      (2,376)
     Accumulated deficit                                      (104,790)    (108,077)
                                                             ----------------------
         Total shareholders' equity (note 10)                   13,584       10,248
                                                             ----------------------
Total liabilities and shareholders' equity                   $  15,096    $  14,206
                                                             ----------------------

See accompanying notes to consolidated financial statements.

                                       F2

CONSOLIDATED STATEMENTS
OF OPERATIONS
Petsec Energy Ltd and subsidiaries

                                                                Twelve months ended
                                                      December 31    December 31    December 31
(US dollars, in thousands except earnings per share)      2000           2001          2002
-----------------------------------------------------------------------------------------------
Oil and gas sales (net of royalties payable)            $  8,257       $      -        $      -
Oil and gas royalties                                          -              -             201
                                                        ---------------------------------------
Total revenues                                          $  8,257       $      -        $    201
                                                        ---------------------------------------
Operating expenses
     Lease operating expenses                              1,657              -               -
     Depletion, depreciation and amortization              4,845             28              34
     Exploration expenditure                                 365            422           1,176
     Dry hole and abandonment costs                          611            877           1,066
     General, administrative and other expenses            3,625          1,264           1,691
     Stock compensation expense                              138             11              40
                                                        ---------------------------------------
     Total operating expenses                             11,241          2,602           4,007
     Profit (loss) on sale of assets                         592              9              (8)
                                                        ---------------------------------------

     Loss from operations                                 (2,392)        (2,593)         (3,814)

Other income                                                   1            200             137
Interest expense                                          (3,378)             -               -
Interest income                                            1,037            447             136
                                                        ---------------------------------------
     Loss before income tax and extraordinary items       (4,732)        (1,946)         (3,541)
Income tax benefit (expense) (note 2)                        (10)             8             254
                                                        ---------------------------------------
     Net loss before extraordinary items                $ (4,742)      $ (1,938)       $ (3,287)
Extraordinary items
     Recognition of deferred gain on subsidiary
         emergence from bankruptcy (note 1(b))                 -         37,147               -
     Distribution from bankruptcy trustee (note 1(b))          -          1,103               -
                                                        ---------------------------------------
       Net income (loss)                                $ (4,742)      $ 36,312        $ (3,287)
                                                        ---------------------------------------

Earnings (loss) per common share (note 3)
 - basic, before extraordinary gain                     $  (0.04)      $  (0.02)       $  (0.03)
 - basic, after extraordinary gain                      $  (0.04)      $   0.34        $  (0.03)

 - diluted, before extraordinary gain                   $  (0.04)      $  (0.02)       $  (0.03)
 - diluted, after extraordinary gain                    $  (0.04)      $   0.34        $  (0.03)

See accompanying notes to consolidated financial statements.

                                       F3

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
Petsec Energy Ltd and subsidiaries

                                                          Twelve months ended
                                                December 31   December 31  December 31
(US dollars, in thousands)                         2000           2001         2002
--------------------------------------------------------------------------------------
Net income (loss)                                 $(4,742)      $36,312      $(3,287)
                                                  ----------------------------------

Foreign currency translation adjustments,
     net of tax (note 4)                            1,257           214          (89)
                                                  ----------------------------------
Comprehensive income (loss)                       $(3,485)      $36,526      $(3,376)
                                                  ----------------------------------

See accompanying notes to consolidated financial statements.

                                       F4

CONSOLIDATED STATEMENTS
OF CASH FLOWS
Petsec Energy Ltd and subsidiaries

                                                                             Twelve months ended
                                                                 December 31    December 31     December 31
(US dollars, in thousands)                                          2000            2001           2002
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                $   (4,742)     $  36,312      $   (3,287)
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
-    depletion, depreciation and amortization                         4,845             28              34
-    dry holes and abandonments                                         611            877           1,066
-    (gain) loss on sale of investments/assets                         (592)            (9)              8
-    recognition of deferred gain                                         -        (37,147)              -
-    gain on distribution from bankruptcy trustee                         -         (1,103)              -
-    employee stock compensation                                        138             11              40
-    interest income on subscriptions receivable                        (80)             -               -
-    amortization of borrowing costs and discount on notes              264              -               -
-    income tax benefit                                                   -              -            (254)
Changes in operating assets and liabilities:
-    accounts receivable                                               (186)             -            (546)
-    other current assets                                             1,306             (9)              9
-    accounts payable and accrued liabilities                        (1,274)          (127)            215
-    other accrued liabilities                                          228              1             (13)
                                                                 -----------------------------------------
Net cash provided by (used in) operating activities                     518         (1,166)         (2,728)
                                                                 -----------------------------------------

INVESTING ACTIVITIES
     Additions to oil and gas properties                            (12,113)          (965)         (6,487)
     Additions to investments and certificates of deposit              (225)           (63)         (1,698)
     Proceeds of asset disposals                                      8,450              9               1
     Distribution from bankruptcy trustee                                 -          1,103               -
     Distribution from investments                                        -             20              14
     Loss of cash on deconsolidation of controlled entity            (2,248)             -               -
                                                                 -----------------------------------------
Net cash provided by (used in) investing activities                  (6,136)           104          (8,170)
                                                                 -----------------------------------------

FINANCING ACTIVITIES
     Proceeds from bank credit facility                              19,330              -               -
     Repayments of bank credit facility                             (21,515)             -               -
                                                                 -----------------------------------------
         Net cash used in financing activities                       (2,185)             -               -
                                                                 -----------------------------------------
Decrease in cash                                                     (7,803)        (1,062)        (10,898)
Cash at the beginning of the period                                  20,359         12,556          11,494
                                                                 -----------------------------------------
CASH AT THE END OF THE PERIOD                                    $   12,556      $  11,494      $      596
                                                                 -----------------------------------------

See accompanying notes to consolidated financial statements.

                                       F5

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Description of business

Petsec Energy Ltd ("the Company") is an independent exploration, development and production company operating in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China. The primary business of the Company is exploration, development and production of oil and gas; therefore, the Company is directly affected by fluctuating economic conditions in the oil and gas industry. During the year the Company earned revenue from oil and gas royalty interests. The Company did not have any production during 2001 and 2002.

(b) Basis of preparation

The financial statements have been prepared on a going concern basis in accordance with US GAAP, with the US dollar as the reporting currency.

The following information is provided for comparative purposes.

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

An agreement was reached between and among PEI, Petsec (USA) Inc. a Nevada Corporation and wholly owned subsidiary of PEL, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2 % Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the United States. The sale of PEI's assets was completed in December 2000 pursuant to the Bankruptcy Court approved Plan of Reorganization. In accordance with the distribution scheme under the Plan of Reorganization the Company received approximately US$1.1 million in 2001.

PEI emerged from Chapter 11 on January 16, 2001, consequently the financial effect of emerging from Chapter 11 was recorded in the December 31, 2001 financial statements. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million in 2001 as a result of the forgiveness of liabilities.

(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries ("the Group"). All significant intercompany balances and transactions have been eliminated on consolidation.

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

(e) Capitalized interest

No interest was capitalized in 2000, 2001 and 2002.

                                       F6

(f) Depreciation - other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

-------------------------------------------------------
                            Method           Estimated
                                            useful life
-------------------------------------------------------
Furniture and fittings      Straight line         7
Office machines and
  equipment                 Straight line         7
Motor vehicles              Straight line         4
Leasehold improvements      Straight line         5

(g) Investments

     (i) Joint ventures

The consolidated entity's interest in unincorporated joint ventures is brought to account by including in the respective financial statement classes the amount of:

     - the consolidated entity's interest in each of the individual assets employed in the joint ventures;

     - the liabilities of the consolidated entity in relation to the joint ventures; and

     - the consolidated entity's interest in the expenses incurred in relation to the joint ventures.

     (ii) Investment securities

All securities not included in trading or held to maturity are classified as available for sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(h) Revenue recognition

Sales are brought to account when product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

Revenue from oil and gas royalties is recognised on an accrual basis in accordance with the terms of underlying royalty agreements. Revenue from oil and gas royalties is measured at the fair value of the consideration receivable.

(i) Derivative instruments and hedging activities

On January 1, 2001, the Group adopted Statement 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". As a result of the filing for voluntary protection under Chapter 11 of the US Bankruptcy Code in the United States Bankruptcy Court and the corresponding deconsolidation of PEI, the impact of the adopting Statement 133, as amended, was not material.

During 2001 and 2002 no derivative instruments were entered into.

(j) Employee entitlements

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

(k) Income taxes

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

(l) Foreign currency translation

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

The balance sheets of the Company and its Australian subsidiaries are translated at the rates

                                       F7
of exchange ruling at balance date. The statements of operations are translated at a weighted average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and form part of the accumulated other comprehensive loss.

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

------------------------------------------------
                          Twelve months ended
                              December 31,
                        2000     2001      2002
------------------------------------------------
Weighted average
exchange rate           0.5746   0.5075   0.5391
Exchange rate at
period end              0.5489   0.5062   0.5598

(m) Comprehensive income (loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income
(loss) and other items of comprehensive income (loss) and is presented in the consolidated statements of comprehensive income (loss).

(n) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(o) Stock compensation

The Company has an Employee Option Plan and issues options to employees and certain consultants of the Company to purchase stock in the Company.

The Company recognizes stock compensation expense in respect of the options granted to the Company's employees and certain consultants in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", under which it recognizes as expense over the vesting period the fair value of all stock-based awards on the date of grant. The amount is recorded as an increase to share capital.

During 2002 the Company cancelled 466,000 employee options on issue and issued 3,545,000 new options under the plan. The stock compensation expense relating to the new options is accounted for in accordance with SFAS No. 123 (refer to note 9 for movements in employee options and shares).

The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 2002 were 1.3 to 4.3 years (weighted average 2.8 years); 77.10%; 0% and 4.68% per annum, respectively. No options were issued in 2001 and 2000.

(p) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

                                       F8

2.   INCOME TAXES

Income (loss) before income taxes for the years ended December 31, 2000, 2001 and 2002 were taxed under the following jurisdictions:

-------------------------------------------------------------------
                                            Twelve months
                                               ended
                                December 31  December 31 December 31
(US dollars, in thousands)          2000        2001        2002
-------------------------------------------------------------------
Australia                         $   (660)   $   (489)   $   (846)
US                                $ (4,072)   $ 36,793    $ (2,695)
                                  --------------------------------
                                  $ (4,732)   $ 36,304    $ (3,541)
                                  --------------------------------

The US jurisdiction income for December 31, 2001, included a non assessable extraordinary gain of $37.1 million arising on the forgiveness of liabilities as a result of a subsidiary emerging from bankruptcy, and a taxable extraordinary gain of US$1.1 million, being the distribution from the bankruptcy trustee. Tax payable on this distribution was sheltered using carried forward net operating losses.

Income tax expense (benefit) is presented below:

                                                                          Twelve months
                                                                              ended
                                                         December 31        December 31            December 31
(US dollars, in thousands)                                   2000              2001                   2002
---------------------------------------------------------------------------------------------------------------
     Current:
     Australia                                           $         10      $          (8)         $           -
                                                         ------------------------------------------------------

     Deferred:
     Australia                                           $          -      $           -          $        (254)
     US                                                  $          -      $           -          $           -
                                                         ------------------------------------------------------
                                                         $          -      $           -          $        (254)
                                                         ------------------------------------------------------

     Income tax expense (benefit)                        $         10      $          (8)         $        (254)
                                                         ------------------------------------------------------

Income tax expense (benefit) differed from the amounts computed by applying an income tax rate of 30% (the statutory rate in effect in Australia) (2001: 34%, 2000: 34%) to income (loss) before income taxes and extraordinary items as a result of the following:

                                                               Twelve months ended
                                                       December 31  December 3   December 31
(US dollars, in thousands)                                 2000        2001         2002
--------------------------------------------------------------------------------------------
Computed "expected" tax expense (benefit)                $(1,609)     $  (662)     $(1,062)

Increase (reduction) in income taxes resulting from:
     US benefit lost on deconsolidation                    1,384            -            -
     Benefit of tax losses not recognised                    235          654          808
                                                         ---------------------------------
                                                         $    10      $    (8)     $  (254)
                                                         ---------------------------------

                                       F9

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2002 are presented below.

                                                                     December 31  December 31
                                                                         2001        2002
                                                                    (US Dollars, in thousands)
                                                                    --------------------------
Deferred tax assets:

Financial provisions not currently deductible for tax purposes         $    135    $    140
Net operating loss carry forward                                         22,137      22,748
                                                                       --------------------
                                                                         22,272      22,888
Less valuation allowance                                                (22,137)    (22,748)
                                                                       --------------------
Total deferred tax assets                                              $    135    $    140
                                                                       --------------------
Deferred tax liabilities:

Net unrealized foreign exchange gains transferred to the
     foreign currency translation reserve                              $ (1,006)   $   (840)
                                                                       --------------------

Net deferred tax liability                                             $   (871)   $   (700)
                                                                       --------------------

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

At December 31, 2002, the Company has gross operating loss carryforwards for Australian income tax purposes of US$1.9 million which are available to offset future taxable income. These losses have no expiry.

At December 31, 2002 the Company has gross operating loss carryforwards of $63.2 million for United States Federal and State income tax purposes, which are available to offset future Federal and State taxable income, if any, from 2005 through 2019.

3.   EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares.

                                                                        Twelve months ended
                                                            December 31    December 31     December 31
                                                               2000            2001            2002
                                                                          (in thousands)
                                                            ------------------------------------------
Weighted average number of ordinary shares used in the
     calculation of the basic earnings per share              106,589        105,752         105,736
Weighted average number of ordinary shares used in the
     calculation of the diluted earnings per share            106,589        105,752         105,736

                                       F10

                                              2000                   2001                    2002
                                      --------------------  -----------------------   --------------------
                                      (US$'000)  ($/share)  (US$'000)     ($/share)   (US$'000)  ($/share)
EARNINGS PER COMMON SHARE - BASIC
Net income (loss) before
   extraordinary item                  (4,742)     (0.04)     (1,938)       (0.02)     (3,287)     (0.03)
Extraordinary item                          -          -      38,250         0.36           -          -
                                       -----------------------------------------------------------------
Net income (loss)                      (4,742)     (0.04)     36,312         0.34      (3,287)     (0.03)
                                       -----------------------------------------------------------------
EARNINGS PER COMMON SHARE - DILUTED
Net income (loss) before
   extraordinary item                  (4,742)     (0.04)     (1,938)       (0.02)     (3,287)     (0.03)
Extraordinary item                          -          -      38,250         0.36           -          -
                                       -----------------------------------------------------------------
Net income (loss)                      (4,742)     (0.04)     36,312         0.34      (3,287)     (0.03)
                                       -----------------------------------------------------------------

A difference between the weighted average number of ordinary shares used for basic and diluted earnings per share arises due to the dilutive effect of unexercised options and is measured utilizing the treasury stock method. There is no difference between the basic and diluted weighted average number of ordinary shares in 2000, 2001 and 2002 as the exercise price of the 3,628,000 options (2000: 1,432,500; 2001: 549,000) is above the average market price, and therefore are anti-dilutive.

4.   OTHER COMPREHENSIVE INCOME

                                                                    Twelve months
                                                                       ended
                                                      December 31    December 31     December 31
                                                         2000           2001            2002
                                                             (US Dollars, in thousands)
                                                      ------------------------------------------
Foreign currency translation adjustments -
   Australian operations (no tax effect)              $    1,257     $      214     $       (89)
                                                      ------------------------------------------

5.   PROPERTY, PLANT AND EQUIPMENT

                                                                       December 31     December 31
                                                                          2001            2002
                                                                      (US Dollars, in thousands)
                                                                     ----------------------------
- at cost                                                            $      266      $      341
- accumulated depreciation                                                 (213)           (197)
                                                                     ---------------------------
                                                                     $       53      $      144
                                                                     ---------------------------

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                    December 31      December 31
                                                                        2001            2002
                                                                     (US Dollars, in thousands)
                                                                    ----------------------------
Current
Trade creditors                                                     $       102       $   1,706
Sundry creditors and accruals                                               288           1,283
                                                                    ---------------------------
                                                                    $       390       $   2,989
                                                                    ---------------------------

7.   OTHER ACCRUED LIABILITIES

                                                                     December 31     December 31
                                                                        2001            2002
                                                                     (US Dollars, in thousands)
                                                                     --------------------------
Employee entitlements provision                                      $      116       $     129
                                                                     --------------------------
                                                                     $      116       $     129
                                                                     --------------------------

                                       F11

8.   FINANCING ARRANGEMENTS, LIQUIDITY AND FINANCIAL INSTRUMENTS DISCLOSURES

(a)  Financing arrangements

At December 31, 2002, the consolidated entity had no external debt (2001: Nil).

(b)  Interest rate risk exposures

At December 31, 2002, the weighted average interest rate for cash deposits was 1.50% per annum (2001: 1.40%). Cash deposits were held primarily in US dollars.

The other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

(c)  Foreign exchange exposures

During 2001 and 2002, operating costs were incurred in both Australian and US dollars following the commencement of US exploration activities.

Throughout 2001 and 2002, the consolidated entity held the majority of its liquid funds in US dollars.

Fluctuations in the Australian dollar/US dollar exchange rate have impacted the underlying performance of the consolidated entity. The consolidated entity's policy is not to hedge the Australian dollar/US dollar exchange rate risk.

(d)  Commodity price exposures

As at December 31, 2002 the consolidated entity did not have any outstanding derivative instruments nor has it entered into any derivative instruments during 2002.

(e)  Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

i)   On-balance sheet financial assets:

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the balance sheet is the carrying amount, net of any provision for doubtful debts.

ii)  Off-balance sheet financial instruments:

The consolidated entity does not have any off-balance sheet financial instruments.

(f)  Fair values of financial assets and liabilities

The carrying values of cash and cash equivalents, receivables, accounts payable are estimated to approximate fair values because of their short maturity.

                                       F12

9.   SHARE CAPITAL

                                                                           December 31    December 31
                                                                               2001          2002
                                                                             (US Dollars in thousands)
                                                                           --------------------------
Issued capital
105,736,041 (2001: 105,736,041 shares)
ordinary shares fully paid                                                  $ 120,661      $ 120,701
                                                                            ------------------------

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

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

The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the consolidated entity. The exercise prices of the options are the ruling market prices when the options are issued with a hurdle price at a higher level. The total shares and options issued to employees over a five-year period is not to exceed 6,987,567. This was amended from 6.5% of issued capital at the Company's annual general meeting on May 26, 1999. As at December 31, 2002, the number of further shares or options which could be issued within the limit was 3,359,567 (2001: 6,438,567).

At December 31, 2002, there were the following unexercised options to purchase the Company's ordinary shares:

-----------------------------------------------------------------------------------------------------
Date of grant                Expiry date             Number of shares            Exercise price
-----------------------------------------------------------------------------------------------------
April 17, 1999              April 16, 2004                 83,000           A$0.41 (employee options)

June 3, 2002                June 1, 2007                3,530,000           A$0.30 (employee options)

July 1, 2002                June 1, 2007                   15,000           A$0.30 (employee options)
                                                        ---------
                                                        3,628,000
                                                        ---------

On January 23, 2003, 30,000 employee options were issued expiring December 1, 2007 with an exercise price of A$0.30.

The options become exercisable at various dates and after various share price hurdles of the Company have been reached. During the year ended December 31, 2002, 3,545,000 additional options were granted to employees; 466,000 options were cancelled as a result of the termination of the services of a number of employees.

                                       F13

OUTSTANDING OPTIONS:

----------------------------------------------------------------------------------------------------
                                                              Weighted                    Weighted
                                                               average                    average
                                    Number       Weighted     remaining                   exercise
                                      of          average    contractual                   price
                                  outstanding    exercise       life          Number      of those
                                   options        price        (years)      exercisable  exercisable
----------------------------------------------------------------------------------------------------
As at December 31, 1999            3,125,500      A$1.15         4.0             -            -
Cancelled                           (345,000)     A$4.60           -             -            -
Forfeited                         (1,348,000)     A$0.41           -             -            -
                                  ----------
As at December 31, 2000            1,432,500      A$0.41         3.3             -            -
Cancelled                           (883,500)     A$0.41           -             -            -
                                  ----------
As at December 31, 2001              549,000      A$0.41         2.3             -            -
Granted                            3,545,000      A$0.30           -             -            -
Cancelled                           (466,000)     A$0.41           -             -            -
                                  ----------
As at December 31, 2002            3,628,000      A$0.30         4.3             -            -
                                  ----------

EMPLOYEE SHARE PLAN:

----------------------------------------------------------------------------------------------------
                                                             Weighted                      Weighted
                                                              average                       average
                                    Number      Weighted     remaining                       issue
                                      of         average    contractual                      price
                                  outstanding     issue     life of loan        Number      of those
                                    shares        price        (years)          vested       vested
----------------------------------------------------------------------------------------------------
As at December 31, 1999            1,675,000     A$1.99         0.2                -           -
Issued but bought back            (1,625,000)    A$1.87         -                  -           -
                                  ----------
As at December 31, 2000               50,000     A$5.60         0.9                -           -
Issued but bought back               (50,000)    A$5.60         -                  -           -
                                  ----------
As at December 31, 2001                    -       -            -                  -           -
                                  ----------
As at December 31, 2002                    -       -            -                  -           -
                                  ----------

                                       F14

10.  SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                                              Twelve months
                                                                                  ended
                                                                  December 31  December 31  December 31
(US dollars, in thousands)                                            2000         2001         2002
-------------------------------------------------------------------------------------------------------
Issued capital                                                     $ 120,789    $ 120,661    $ 120,701
Accumulated other comprehensive loss                                  (2,148)      (2,287)      (2,376)
Accumulated deficit                                                 (141,102)    (104,790)    (108,077)
Subscriptions receivable                                                (492)           -            -
                                                                   ---------    ---------    ---------
  Total shareholders' equity (deficiency)                          $ (22,953)   $  13,584    $  10,248
                                                                   ---------    ---------    ---------
Movements during the financial period
Issued capital
  Balance at the beginning of the financial period                 $ 122,463    $ 120,789    $ 120,661
  Shares cancelled under Employee Share Plan                          (1,812)        (139)           -
  Stock compensation expense                                             138           11           40
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $ 120,789    $ 120,661    $ 120,701
                                                                   ---------    ---------    ---------
Accumulated deficit
  Balance at the beginning of the financial period                 $(136,360)   $(141,102)   $(104,790)
  Net income (loss)                                                   (4,742)      36,312       (3,287)
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $(141,102)   $(104,790)   $(108,077)
                                                                   ---------    ---------    ---------
Subscriptions receivable
  Balance at the beginning of the financial period                 $  (2,224)   $    (492)   $       -
  Changes in Employee Share Plan loans                                 1,812          492            -
  Discount on Employee Share Plan loans                                  (80)           -            -
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $    (492)   $       -    $       -
                                                                   ---------    ---------    ---------
Accumulated other comprehensive loss
  Unrealised loss on investment securities
  Balance at the beginning of the financial period                 $     (16)   $     (16)   $     (16)
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $     (16)   $     (16)   $     (16)
                                                                   ---------    ---------    ---------
  Foreign currency translation reserve
  Balance at the beginning of the financial period                 $  (3,389)   $  (2,132)   $  (2,271)
  Current period change                                                1,257         (139)         (89)
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $  (2,132)   $  (2,271)   $  (2,360)
                                                                   ---------    ---------    ---------
  Balance at the end of the financial period                       $  (2,148)   $  (2,287)   $  (2,376)
                                                                   ---------    ---------    ---------

11.  COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 2002, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $76,000 (2001: $68,000).

The consolidated entity is a defendant from time to time in legal proceedings. Where appropriate the consolidated entity takes legal advice. The consolidated entity does not consider that the outcome of any current proceedings is likely to have a material effect on its operations or financial position.

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

                                       F15

The Company's US subsidiary is required to deposit bonds for the benefit of US regulatory authorities in relation to its exploration and development activities. These bonds which have been fully cash collateralised amount to US$675,000. These deposits mature on various dates up to December 31, 2003.

                                                                                            December 31
(US dollars, in thousands)                                                                      2002
-------------------------------------------------------------------------------------------------------
(b)  Lease commitments in relation to office space

Future operating lease rentals on property:

Due not later than 1 year                                                                    $    201
Due later than 1 year but not later than 2 years                                                  117
Due later than 2 years but not later than 3 years                                                  38
                                                                                             --------
                                                                                             $    356
                                                                                             --------

The consolidated entity leases property under non-cancellable operating leases expiring from one to three years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

Rent expense for the years ended December 31, 2000, 2001 and 2002 was $192,000, $156,000 and $180,000 respectively.

                                                                                            December 31
(US dollars, in thousands)                                                                     2002
-------------------------------------------------------------------------------------------------------
(c)  Exploration and lease rental commitments

Due not later than 1 year                                                                    $    127
Due later than 1 year but not later than 2 years                                                1,057
Due later than 2 years but not later than 3 years                                                   7
                                                                                             --------
                                                                                             $  1,191
                                                                                             --------

Exploration and lease rental commitments represent future obligations the Company is committed to pay for exploration leases.

(d) Superannuation commitments

The Group contributes to one employer-established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries.

The Group is under no legal obligation to make up any shortfall in the employer-established accumulation fund's assets or to meet payments due to employees. No actuarial assessment has been undertaken and an assessment is not required. The assets of the fund are sufficient to meet all benefits payable in the event of its termination, or the voluntary or compulsory termination of employment of each employee of the Group. During the years ended December 31, 2000, 2001 and 2002, superannuation contributions were $33,000, $20,000 and $23,000 respectively.

                                       F16

12.  SEGMENT REPORTING

The Company operates in the Oil and Gas industry in the Gulf of Mexico, USA and China. The Company's corporate head office is in Australia. Management selected these segments for internal reporting purposes and has organised its enterprise around this.

Between January 1, 2000 and April 13, 2000, the Company operated predominantly in one geographic and industry segment namely the USA and the Oil and Gas industry. Subsequent to Petsec Energy Inc. filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 13, 2000, the Group maintained a head office in Australia where all material assets were held.

On December 15, 2000, the Group acquired oil and gas exploration leases in the USA for a total of $2.9 million. In 2001 the Group re-established oil and gas exploration activities in the Gulf of Mexico, USA. In February 2002, the Group entered into an agreement to earn a 25% working interest in Block 22/12 in the Beibu Gulf, offshore China.

US dollars, thousands                           AUSTRALIA                          USA
                                         2000       2001      2002          2000       2001      2002
Oil & gas sales (net of royalties)           -          -         -         8,257          -         -
Oil & gas royalties                          -          -         -             -          -       201
                                       ----------------------------       ----------------------------
Revenue from customers                       -          -         -         8,257          -       201
                                       ============================       ============================
DD&A                                        19         19        18         4,826          9        16
                                       ============================       ============================
Interest income                          1,037        447       136             -          -         -
                                       ============================       ============================
Interest expense                             -          -         -         3,378          -         -
                                       ============================       ============================

Income (loss) before tax and
extraordinary items                     (1,403)    (1,603)     (243)       (3,329)      (343)   (2,300)
Income tax (expense) benefit               (10)         8       254             -          -         -
Extraordinary items                          -          -         -             -     38,250         -
                                       ----------------------------       ----------------------------
Income (loss) after tax                 (1,413)    (1,595)       11        (3,329)    37,907    (2,300)
                                       ============================       ============================

Total assets                                       12,102     2,127                    2,994    11,954
Expenditure for additions to long
lived assets                                            2        46                      963     8,653
There are no inter segment sales.

                                                 CHINA                              CONSOLIDATED
US dollars, thousands                    2000      2001       2002           2000       2001      2002
Oil & gas sales (net of royalties)         -         -          -            8,257          -          -
Oil & gas royalties                        -         -          -                -          -        201
                                       ---------------------------        ------------------------------
Revenue from customers                     -         -          -            8,257          -        201
                                       ===========================        ==============================
DD&A                                       -         -          -            4,845         28         34
                                       ===========================        ==============================
Interest income                            -         -          -            1,037        447        136
                                       ===========================        ==============================
Interest expense                           -         -          -            3,378          -          -
                                       ===========================        ==============================

Income (loss) before tax and
extraordinary items                        -         -        (998)         (4,732)    (1,946)    (3,541)
Income tax (expense) benefit               -         -          -              (10)         8        254
Extraordinary items                        -         -          -                -     38,250          -
                                       ---------------------------        ------------------------------
Income (loss) after tax                    -         -        (998)         (4,742)    36,312     (3,287)
                                       ===========================        ==============================

Total assets                                         -         125                     15,096     14,206
Expenditure for additions to long
lived assets                                         -       1,123                        965      9,822
There are no inter segment sales.

                                       F17

13.  RELATED PARTY DISCLOSURES

Directors

The names of persons who were directors of the Company during the year ended December 31, 2002 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

Other than as disclosed below in this Note there were no material contracts involving directors during the year.

Other than as disclosed below in this Note, no loans were made to directors during the year and no such loans are outstanding.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the Group during the year by this company was $254,000 (2001: $239,000; 2000: $277,000).

The Company holds unlisted shares in an investment fund of which Mr Mortimer is Chairman.

14.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                         Twelve months ended
                                                            December 31      December 31      December 31
(US dollars, in thousands)                                     2000             2001             2002
---------------------------------------------------------------------------------------------------------
Cash paid during the period for:
Interest                                                    $   2,495       $          -      $         -
Income taxes paid (refunded)                                       10                 (8)               -


                                       F18

15. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY (DEFICIT) FROM US GAAP TO AUSTRALIAN GAAP

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

                                                                          Twelve months ended
                                                            December 31       December 31      December 31
(US dollars, in thousands)                                      2000             2001              2002
----------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with US GAAP                $     (4,742)    $      36,312     $    (3,287)

Adjustments for:
   Oil and gas exploration expenditure                               151               157             894
   Oil and gas exploration amortized                                 (64)                -               -
   Rehabilitation expenses                                            (7)                -               -
   Stock compensation expense                                        138                11              40
   Interest income on subscription receivable                        (80)                -               -
   Gain on foreign exchange movements                              1,267               860               -
   Loss on sale of assets                                         (2,285)                -               -
   Gain on deconsolidation of controlled entity                   29,404           (37,147)              -
   Tax effect of AUS GAAP adjustments                              1,848               196               -
   Other                                                             (24)               (1)              -
                                                            ------------     -------------     -----------
Net income (loss) in accordance with AUS GAAP               $     25,606     $         388     $    (2,353)
                                                            ------------     -------------     -----------
Shareholders' equity (deficit) in accordance with
   US GAAP at period end                                    $    (22,953)    $      13,584     $    10,248

Adjustments for:
   Oil and gas exploration expenditure                                40               197           1,091
   Deferred compensation expense                                     185               170             188
   Subscriptions receivable in respect of
     employee shares                                                 154                 -               -
   Other                                                              (7)               (7)             (8)
    Deferred gain on deconsolidation of controlled
      entity                                                      37,147                 -               -
   Cumulative tax effect of AUS GAAP adjustments                     (67)              (61)            (68)

Shareholders' equity in accordance                          ------------     -------------     -----------
   with AUS GAAP at period end                              $     14,499     $      13,883     $    11,451
                                                            ------------     -------------     -----------

                                       F19

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

SFAS No. 123, Accounting for Stock-Based Compensation, requires shares and options or rights issued to employees to be recognized either using the fair value method or the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 and its related interpretations.

The Company has adopted the fair value method. The fair value method results in compensation expense of such shares and options or rights being recorded in the statement of financial performance over the vesting period.

GAIN ON DECONSOLIDATION

For US GAAP purposes, the gain resulting from the deconsolidation of PEI had been deferred until all obligations were extinguished, which was considered to be as of January 16, 2001, the date PEI emerged from Chapter 11 as a reorganized entity.

For AUS GAAP purposes, the gain on deconsolidation had been recognised in the income statement as at April 13, 2000, the date of PEI's filing for Chapter 11.

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

                                       F20

17.  SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED

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

Estimates of proved and proved developed reserves at December 2002 were based on studies performed by Ryder Scott Company L.P.

As at December 31, 2001 the Company had no proved or proved developed reserves.

No major discovery or other favourable or adverse event subsequent to December 31, 2002 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States), as estimated by Ryder Scott Company L.P.

                                                                                 CRUDE              GAS
                                                                                  OIL              (MMcf)
                                                                                (Mbbl)
Proved developed and undeveloped reserves:
December 31, 2001                                                                    -                 -

    Extensions, discoveries and other additions                                     24             7,804
    Production                                                                      (1)              (40)
                                                                                -------------------------
December 31, 2002                                                                   23             7,764
                                                                                -------------------------
Proved developed reserves *:
December 31, 2002                                                                   23             7,764

* The proved classification was determined subsequent to year end following the receipt of the Ryder Scott reserve estimates.

                                                         December 31       December 31         December 31
                                                             2000              2001               2002
                                                                     (US dollars, in thousands)
                                                         --------------------------------------------------
Capitalised costs for oil and gas producing activities
    of the following:
    Proved properties                                    $        -        $        -          $      7,627
    Unproved properties                                       2,884             2,974                 3,024
                                                         ---------------------------------------------------
         Total capitalised costs                              2,884             2,974                10,651
    Accumulated depletion, depreciation and
    amortization                                                  -                 -                     -

                                                         --------------------------------------------------
         Net capitalised costs                           $    2,884        $    2,974          $     10,651
                                                         --------------------------------------------------

                                       F21

                                                                      Twelve months ended
                                                         December 31       December 31,        December 31
                                                             2000             2001                2002
                                                                      (US dollars, in thousands)
                                                         -------------------------------------------------
Costs incurred for oil and gas property acquisition,
  exploration and development activities are as
follows:
    Lease acquisition                                    $     2,884       $        90         $       125
    Exploration                                                  682             1,339               2,149
    Development                                                1,889                 -               7,627
                                                         -------------------------------------------------
         Total costs incurred                            $     5,455       $     1,429         $     9,901
                                                         -------------------------------------------------

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

Under the standardized measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for fixed and determinable escalations including hedged prices to the estimated future production of period end proved reserves. In the periods presented, none of the Group's future oil and gas positions were subject to such positions. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carry forwards. Use of a 10% annual discount rate is required by SFAS No. 69.

Management does not rely solely upon the following information in making investment and operating decisions.

Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

                                      F22

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves was as follows.

                                                                                        December 31
                                                                                            2002
                                                                                (US Dollars, in thousands)
Future cash inflows                                                                           36,160
Less: Future production costs                                                                 (6,260)
        Future income tax expense                                                                  -
                                                                                      --------------
Future net cash flows after income taxes                                                      29,900
Less: 10% annual discount for estimated timing of
    cash flows                                                                                (3,744)
                                                                                      --------------
Standardized measure of discounted future net cash flows                              $       26,156
                                                                                      --------------

Summary of the changes in standardized measure of discounted future net cash flows applicable to proved oil and gas reserves

Beginning of the period 1/1/02                                                        $            -
                                                                                      --------------

   Sales and transfers of oil and gas produced, net of
     production costs                                                                           (201)
   Extensions, discoveries and improved recoveries
     net of future productions and development costs                                          26,357
                                                                                      --------------
   Net increase (decrease)                                                                    26,156
                                                                                      --------------
End of the period 12/31/02                                                            $       26,156
                                                                                      --------------

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2002 was based on average natural gas prices of approximately $4.57 per mcf and on average liquids of approximately $29.20 per barrel, before hedging effects.

                                      F23

INDEPENDENT AUDITOR'S REPORT

PETSEC ENERGY LTD AND SUBSIDIARIES
The Board of Directors and Stockholders of Petsec Energy Ltd

We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to report on these consolidated financial statements based on the results of our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Petsec Energy Ltd as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG

March 28, 2003

Sydney, Australia

                                      F24

                                  EXHIBIT INDEX

1.1      Constitution of the Company, incorporated herein by reference to
         Exhibit 23.1 to Form 20-F for the Company for the year ended December 31, 2000 (File No. 0-28608).

8.1      Subsidiaries of the Company

99.1     Consent of Independent Auditors

99.2     Consent of Independent Petroleum Engineers

99.3     Petsec Energy Ltd certification

99.4     Petsec Energy Ltd certification