Form 20-F
period 2003-12-31
PETSEC ENERGY LTD
filed 2004-05-24
CIK 1017910

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ]                REGISTRATION STATEMENT PURSUANT TO SECTION
               12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                       OF SECURITIES EXCHANGE ACT OF 1934

        For the transition period from.................to...............

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

                                 Yes [X] No [ ]

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
Introduction................................................................................        3
Glossary of Certain Industry Terms..........................................................    4 - 5

                                     PART I

Item 1.        Identity of Directors, Senior Management and Advisers........................        5
Item 2.        Offer Statistics and Expected Timetable......................................        5
Item 3.        Key Information..............................................................   6 - 11
Item 4.        Information on the Company...................................................  12 - 19
Item 5.        Operating and Financial Review and Prospects.................................  20 - 30
Item 6.        Directors, Senior Management and Employees...................................  31 - 34
Item 7.        Major Shareholders and Related Party Transactions............................  35 - 36
Item 8.        Financial Information........................................................       36
Item 9.        The Offer and Listing........................................................  37 - 39
Item 10.       Additional Information.......................................................  39 - 53
Item 11.       Quantitative and Qualitative Disclosure about Market Risk....................       53
Item 12.       Description of Securities Other Than Equity Securities ......................       54



                                     PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies..............................       54
Item 14.       Material Modifications to the Rights of Security Holders and
               Use of Proceeds..............................................................       54
Item 15.       Controls and Procedures......................................................       54
Item 16A.   Audit Committee Financial Expert................................................       54
Item 16B.   Code of Ethics..................................................................       54
Item 16C.   Principal Accountant Fees and Services..........................................       54
Item 16D.      Exemptions from the Listing Standards
               For Audit Committee..........................................................       55
Item 16E.      Purchases of Equity Securities by the
               Issuer and Affiliated Purchasers.............................................       55


                                    PART III

Item 17.       Financial Statements.........................................................       55
Item 18.       Financial Statements.........................................................       55
Item 19.       Exhibits.....................................................................       55

Signatures..................................................................................       56
Exhibit Index...............................................................................       87

                                  INTRODUCTION

Unless the context otherwise indicates, references in this Form 20-F to "we", "us", "our", "Petsec" or the "Company" are to Petsec Energy Ltd, an Australian public company (Australian Company Number 000 602 700), and its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The reference "PEL" is used to refer to Petsec Energy Ltd, the Australian public company, separately from its subsidiaries. The reference to "PEI" is used to refer to Petsec Energy Inc., a wholly owned U.S. subsidiary of Petsec Energy Ltd. The reference to "PPI" is used to refer to Petsec Petroleum Inc., also a wholly owned U.S. subsidiary of Petsec Energy Ltd. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("AUS GAAP"). The Company also publishes consolidated financial statements in US dollars and under U.S. generally accepted accounting principles ("US GAAP") as set out under Item 18 in this Form 20-F. All financial information in this Form 20-F is based on US GAAP.

This report covers the years ended December 31, 2001, 2002 and 2003.

References to "US", "U.S.", "USA" and "U.S.A." are to the United States of America. References to "US dollars" or "US$" or "$" are to United States dollars and references to "A$" are to Australian dollars.

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


                                     PART I

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                 Not applicable


                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not applicable

                            ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the years indicated. The financial data for each of the five years ended December 31, 1999, 2000, 2001, 2002 and 2003 is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and the financial statements and notes thereto included elsewhere in this Annual Report.

         On April 13, 2000, PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code"). As a result of that filing, control over PEI became impaired and consequently PEI was deconsolidated for financial accounting reporting purposes as of that date. On January 16, 2001, PEI emerged as a reorganized entity under the Bankruptcy Code and the Company regained control over PEI. The results of PEI have been consolidated into the Company from that date forward. See "Item 4 - Information on the Company" within this Form 20-F.

                                                                                Year ended December 31
                                                             ------------------------------------------------------------------
                                                                   1999          2000          2001          2002          2003
                                                             ----------    ----------    ----------    ----------    ----------
                                                                            (In thousands, except per share data)
INCOME STATEMENT DATA
   Oil and gas sales (net of royalties payable)              $   31,000    $    8,257    $       --    $       --    $   23,270
   Oil and gas royalties                                             --            --            --           201         1,949
                                                             ----------    ----------    ----------    ----------    ----------
       Total revenues                                        $   31,000    $    8,257    $       --    $      201    $   25,219
                                                             ----------    ----------    ----------    ----------    ----------

   Lease operating expenses                                       7,045         1,657            --            --         1,557
   Depletion, depreciation and amortization                      21,295         4,845            28            34         6,574
   Exploration expenditure                                        2,750           365           422         1,176         1,329
   Dry hole and abandonment costs                                 2,840           611           877         1,066            --
   Impairment expense                                             7,480            --            --            --            38
   General, administrative and other expenses                     6,859         3,625         1,264         1,691         3,519
   Stock compensation expense                                       260           138            11            40            90
                                                             ----------    ----------    ----------    ----------    ----------
       Total operating expenses                                  48,529        11,241         2,602         4,007        13,107
   Profit (loss) on sale of assets                                  241           592             9            (8)           --
                                                             ----------    ----------    ----------    ----------    ----------
   Income (loss) from operations                                (17,288)       (2,392)       (2,593)       (3,814)       12,112
   Other income                                                     260             1           200           137           364
   Profit on sale of investments                                  2,561            --            --            --            --
   Interest expense                                             (10,963)       (3,378)           --            --           (10)
   Interest income                                                1,070         1,037           447           136           142
                                                             ----------    ----------    ----------    ----------    ----------
   Income (loss) before income tax and extraordinary items      (24,360)       (4,732)       (1,946)       (3,541)       12,608
   Income tax benefit (expense)                                    (764)          (10)            8           254           492
                                                             ----------    ----------    ----------    ----------    ----------
   Net income (loss) before extraordinary items              $  (25,124)   $   (4,742)   $   (1,938)   $   (3,287)   $   13,100
   Extraordinary items (net of nil tax)
       Recognition of deferred gain on subsidiary
         emergence from bankruptcy                                   --            --        37,147            --            --
       Distribution from bankruptcy trustee                          --            --         1,103            --            --

                                                             ----------    ----------    ----------    ----------    ----------
   Net income (loss)                                         $  (25,124)   $   (4,742)   $   36,312    $   (3,287)   $   13,100
                                                             ----------    ----------    ----------    ----------    ----------

BASIC AND DILUTED EARNINGS PER SHARE
   Earnings (loss) before extraordinary items per share      $    (0.23)   $    (0.04)   $    (0.02)   $    (0.03)   $     0.12
   Extraordinary items per share                                     --            --          0.36            --            --
                                                             ----------    ----------    ----------    ----------    ----------
   Earnings (loss) per share                                 $    (0.23)   $    (0.04)   $     0.34    $    (0.03)   $     0.12
                                                             ----------    ----------    ----------    ----------    ----------

   Earnings (loss) before extraordinary items per ADR *      $    (1.17)   $    (0.22)   $    (0.10)   $    (0.17)   $     0.62
   Extraordinary items per ADR                                       --            --          1.82            --            --
                                                             ----------    ----------    ----------    ----------    ----------
   Earnings (loss) per ADR                                   $    (1.17)   $    (0.22)   $     1.72    $    (0.17)   $     0.62
                                                             ----------    ----------    ----------    ----------    ----------

   Weighted average number of ordinary shares outstanding       107,429       106,589       105,752       105,736       105,736

                                                                                Year ended December 31
                                                             ------------------------------------------------------------------
                                                                   1999          2000          2001          2002          2003
                                                             ----------    ----------    ----------    ----------    ----------
CASH FLOW DATA

   Net cash provided by (used in) operating activities       $   12,588    $      518    $   (1,166)   $   (2,728)   $   18,589
   Net cash provided by (used in) investing activities           60,408        (6,136)          104        (8,170)      (13,574)
   Net cash provided by (used in) financing activities          (66,125)       (2,185)           --            --         6,851

BALANCE SHEET DATA (at period-end)
   Total assets                                              $  110,536    $   16,036    $   15,096    $   14,206    $   38,444
   Short-term loans                                                  --            --            --            --           328
   Current maturities - credit facility                           7,875            --            --            --            --
   Borrowings less current maturities                            99,684            --            --            --            --
   Net assets (liabilities)                                     (19,526)      (22,953)       13,584        10,248        23,203
   Share capital                                                122,463       120,789       120,661       120,701       120,791

   Number of ordinary shares outstanding                        107,401       105,786       105,736       105,736       105,736


* American Depository Receipt. See Item 9.C.

EXCHANGE RATES

         Where US dollar amounts in this Form 20-F have not been derived from the Financial Statements (and therefore translated using the exchange rates in the notes to the Financial Statements), the translations of Australian dollars into US dollars (unless otherwise indicated) have been made at the appropriate Noon Buying Rate as specified. The Noon Buying Rate at May 3, 2004 was 0.7155.

         The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:

                                                                           US Dollar per Australian Dollar
                                                             -----------------------------------------------------------
Period                                                         Average *         High            Low       End of Period
                                                             -------------  --------------  -------------  -------------
Year ended December 31, 1999                                        0.6444          0.6705         0.6179         0.6560
Year ended December 31, 2000                                        0.5746          0.6386         0.5162         0.5489
Year ended December 31, 2001                                        0.5075          0.5714         0.4812         0.5062
Year ended December 31, 2002                                        0.5391          0.5772         0.5075         0.5598
Year ended December 31, 2003                                        0.6515          0.7442         0.5617         0.7431
   November 2003                                                    0.7166          0.7241         0.6971         0.7169
   December 2003                                                    0.7394          0.7442         0.7284         0.7431
   January 2004                                                     0.7699          0.7793         0.7518         0.7560
   February 2004                                                    0.7773          0.7992         0.7591         0.7649
   March 2004                                                       0.7498          0.7728         0.7296         0.7475
   April 2004                                                       0.7443          0.7672         0.7188         0.7164


* Average of Noon Buying Rates for the period based on month end rates

         Fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar equivalent of the Australian dollar price of the Company's Ordinary Shares on the Australian Stock Exchange Limited ("ASX") and, as a result, are likely to affect the market price of the Company's ADRs in the United States. Such fluctuations also would affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares underlying the ADRs.

         The Company's operating activities are primarily conducted through PEI and PPI, two of PEL's wholly owned U.S. operating subsidiaries, and its transactions are denominated predominantly in US dollars. PEI's operations are conducted in the U.S. and PPI's exploration activities are conducted in China with joint venture budgets denominated in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars. Such fluctuations could materially affect the Company's financial results as reported in Australian dollars.

         The Company has not paid any dividends for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003.

B. CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D. RISK FACTORS

OUR GROWTH PROSPECTS MAY BE LIMITED BECAUSE WE HAVE LIMITED OPERATIONS AND PROPERTIES WITH PROVED RESERVES OR PRODUCTION.

         At December 31, 2003, our principal assets consisted of cash, receivables and interests in proved and unproved oil and gas properties. Our proved reserves are located in five Gulf of Mexico offshore leases of which only three were producing at December 31, 2003. Because we have limited capital resources, and our operating cash flow will be limited by the number of our producing properties, our growth prospects may be limited. For the immediate future, our prospects for growth will depend upon our ability to expand our production base using cash flow generated from our limited number of producing properties.

WE MAY NOT BE ABLE TO FIND OR ACQUIRE SIGNIFICANT PROVED RESERVES.

         Our future natural gas and oil production is highly dependent upon our level of success in finding, developing or acquiring reserves that are economically recoverable. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and gas reserves since cash flow from operations is limited by the number of our producing properties and external sources of capital are limited. In addition, most of our leases with working interests are in the Gulf of Mexico. In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Gulf of Mexico reservoirs experience steep declines, while the declines in long-lived fields in other regions are lower. Any future reserves discovered on our existing leases will decline as they are produced unless we acquire additional properties with proved reserves. Given these uncertainties and limitations, we cannot assure you that our future exploration, development and acquisition activities will result in significant proved reserves or that we will be able to drill productive wells at acceptable costs.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

         In the past, we have spent a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Substantial capital expenditures are required to access reserves and undertake a drilling program to find new reserves. Our capital expenditures including acquisitions were $14.8 million during 2003. We expect our total capital expenditures in 2004 to be at least $22 million, including $1.3 million for anticipated lease awards in the Gulf of Mexico. The funding of our future capital expenditures is primarily dependent upon the generation of sufficient cash flow from our operating activities and proceeds from our equity offering that we consummated on January 6, 2004. If low oil and natural gas prices, drilling or production delays, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operations to decrease, we may be restricted in our ability to spend the capital necessary to complete our drilling and development program. We only have a $2 million bank credit facility that is limited to use for obtaining letters of credit. We may not be able to borrow the funds necessary to support our working capital needs or our capital expenditures program. After utilizing our available sources of financing, we may be forced to raise debt or equity proceeds to fund such expenditures. Our financial resources are limited, and we cannot assure you that debt or equity financing or cash generated by operations will be available to meet these requirements. A curtailment of capital spending could adversely affect our ability to create production and our future cash flow from operations. See "Item 5--Operating and Financial Review and Prospects--B. Liquidity and Capital Resources."

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

         Our operations are dependent upon a relatively small group of key management and technical personnel. As of May 3, 2004, the Company's primary operating subsidiary, PEI, had 12 employees. Although we have entered into contracts with key managers and technical personnel, we cannot assure you that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company.

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

SUBSTANTIALLY ALL OF OUR OUTSTANDING ACCOUNTS RECEIVABLE MAY BE FROM A SINGLE PURCHASER OF OUR OIL AND GAS.

         We typically sell all of our monthly gas production to a single purchaser. We monitor our purchasers for developments that may indicate whether the purchaser is having financial difficulty. Also, when we deem it appropriate, we require the parent companies of our purchasers to give us a guarantee that the parent will pay any delinquent obligations of their subsidiary.

         However, if a purchaser is unable to pay for the gas that we sell, we could incur a significant amount of bad debt expense. Due to the delay in recognizing a purchaser is unable to pay, our exposure to such a bad debt due to non-payment by a purchaser could be as much as two months of revenue.

OIL AND GAS PRICE DECLINES AND THEIR VOLATILITY COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

         Prices for oil and natural gas fluctuate widely. The Company's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and natural gas. Increases and decreases in prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Higher prices may reduce the amount of oil and gas purchased from us because of reduced demand, and lower prices may reduce the amount of oil and natural gas that we can produce economically. Any substantial or extended decline in the prices of or the demand for oil and natural gas could have a material adverse effect on our financial condition, liquidity and results of operations.

         We cannot predict future oil and natural gas prices. Factors that can cause price fluctuations include:

     o relatively minor changes in the supply of and demand for oil and natural gas;

     o   market uncertainty;

     o   the level of consumer product demand;

     o   weather conditions;

     o   domestic and foreign governmental regulations;

     o   the price and availability of alternative fuels;

     o political and economic conditions in oil producing countries, particularly those in the Middle East;

     o   the foreign supply of oil and natural gas;

     o   the price of oil and gas imports; and

     o   general economic conditions.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS RISKS OF OIL AND GAS DRILLING AND PRODUCTION ACTIVITIES.

         Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be found. The cost of drilling and completing the wells is often uncertain. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

     o   unexpected drilling conditions;

     o   geological pressure or irregularities in formations;

     o   equipment failures or accidents;

     o   weather conditions;

     o   shortages in experienced labor;

     o   shortages or delays in the delivery of equipment; and

     o constraints on access to transportation systems (pipelines) delaying sale of oil and or gas.

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

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING RISKS.

         The exploration, development and production of oil and natural gas, involves a variety of operating risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, most of our oil and gas operations are located offshore in the Gulf of Mexico and are subject to the additional hazards of marine operations such as capsizing, collision and adverse weather and sea conditions. The Gulf of Mexico experiences tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.


TERRORIST ATTACKS AIMED AT OUR FACILITIES COULD ADVERSELY AFFECT OUR BUSINESS.


         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale (the "September 11th attacks"). Since the September 11th attacks, the U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. If any future terrorist attacks are aimed at our facilities, our purchasers' facilities, transportation systems or other industry infrastructure, our business could be materially adversely affected. Furthermore, such an actual or imminent terrorist attack could affect our ability to obtain insurance against our operating risks.


A SIGNIFICANT PORTION OF OUR PRODUCTION, REVENUES AND CASH FLOW FROM OPERATING ACTIVITIES ARE DERIVED FROM ASSETS THAT ARE CONCENTRATED IN A GEOGRAPHIC AREA.


         In 2004, most of our production and revenues will be derived from wells located on two platforms in the Gulf of Mexico. One platform, with five of our wells, is located at West Cameron 352 and the second platform, with two of our wells, will be installed at Vermilion 258. Accordingly, if the level of production from these platforms substantially declines as a result of the occurrence of any of the inherent operating risks, it could have a material adverse effect on our overall production levels and our revenues.

OUR CASH BALANCES HELD IN AUSTRALIAN DOLLARS ARE EXPOSED TO CURRENCY EXCHANGE RATE FLUCTUATIONS BETWEEN THE US DOLLAR AND THE AUSTRALIAN DOLLAR.


         Since most of our operations are conducted in US dollars, we generally maintain a substantial portion of our cash balances in US dollar accounts. Occasionally, however, we may have substantial cash deposits in Australian dollar accounts. For example, at year end, we had approximately $7.5 million in US dollar equivalents deposited in Australian dollar accounts (A$10.1 million). Substantially all of our Australian dollar cash on deposit was received from share subscriptions received in advance of our January 6, 2004 common share offering. Until these funds are converted to US dollars, the US dollar value of the deposits will change as the exchange rate between the two currencies fluctuate.

         We currently do not use derivative financial instruments to hedge our foreign exchange rate risk exposure.

OUR OIL AND GAS OPERATIONS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

         Our oil and gas operations are subject to various U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include permits for exploration, development and production operations; limitations on drilling activities in environmentally sensitive areas, such as wetlands, and restrictions on the way we can release materials into the environment; bonding or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs; reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and interstate transportation of oil and natural gas. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and gas, these agencies have restricted the rate of flow of oil and gas wells below actual production capacity. In addition, the U.S. federal Oil Pollution Act, as amended ("OPA"), requires operators of offshore facilities such as us to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under OPA and other U.S. federal and state environmental statutes, including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and the federal Resource Conservation and Recovery Act, as amended ("RCRA"), owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of our facilities subject to laws such as OPA, CERCLA and RCRA could require the expenditure of additional, and potentially significant, amounts of capital, or could have a material adverse effect on our earnings, results of operations, competitive position or financial condition. U.S. federal, state and local laws regulate the production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances, and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. See "Item 4--Information on the Company."

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

                       ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Petsec Energy Ltd is an independent oil and gas exploration and production company operating primarily in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China. It is an Australian public company incorporated in New South Wales, Australia on December 7, 1967 with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and American Depositary Receipts ("ADRs") traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.PK). In 1990, the Company incorporated PEI, its wholly owned subsidiary, and commenced evaluating oil and gas exploration opportunities in the U.S., primarily in the Gulf of Mexico, offshore Louisiana. The Company's joint venture operations in China are conducted through its wholly owned subsidiary PPI, also a Nevada corporation incorporated in 1987.

         On January 6, 2004, Petsec issued 12,846,800 shares at A$0.95 per share to raise a net A$11.6 million or approximately US$8.6 million, following a placement arranged in December 2003. The Company expects to use the funds for the development of Vermilion 258, for exploration and development in the Beibu Gulf offshore China, to fund lease acquisitions that were acquired at the March 2004 Central Gulf of Mexico lease sale, and for any other acquisition, exploration, and development opportunities that may arise.

         The Company is registered with the Australian Securities and Investment Commission, Australian Company Number 000 602 700. The principal address and telephone number is as follows:

                           Petsec Energy Ltd
                           Level 13
                           1 Alfred Street
                           Sydney, NSW 2000
                           Australia
                           Phone 011-612-9247-4605

The principal office address and telephone number of Petsec's U.S. incorporated subsidiaries is as follows:

                           Petsec Energy Inc.
                           3861 Ambassador Caffery Parkway
                           Suite 500
                           Lafayette LA 70503
                           (337) 989 1942

CAPITAL EXPENDITURES AND DIVESTITURES

         United States. In 1998, a disappointing drilling program, compounded by low oil and gas prices, caused PEI's outstanding debt to reach detrimental levels. As a result, PEI sold a 50% working interest in a substantial number of its properties at the start of 1999. It also transferred its status as operator on the properties sold. Proceeds from the sale were used to reduce debt. However, PEI continued to have difficulty servicing its remaining debt, including $100 million of 9 1/2% Senior Subordinated Notes due 2007 (the "9 1/2% Notes"). PEI did not make the interest payment due on the 9 1/2% Notes at December 15, 1999, and was in default under the indenture governing the 9 1/2% Notes (the "Indenture").

         PEI subsequently filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on April 13, 2000. An agreement was reached between and among PEI, Petsec (U.S.A.) Inc., as equity owner, certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2% Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds. The sale of PEI's assets was completed in December 2000 pursuant to a Plan of Reorganization approved under the Bankruptcy Code.

         In December 2000, the Company acquired working interests in five untested exploration leases from PEI for $2.9 million, including $2.8 million for the Vermilion 258 lease, pursuant to the sale of assets under PEI's Plan of Reorganization. On January 16, 2001, PEI emerged from Chapter 11 and the Company regained control of PEI and its geological and geophysical database, and related office equipment.

         In 2001, the Company entered into agreements with three independent U.S. oil and gas companies to bid for exploration leases in the March 2001 lease sale held in New Orleans, Louisiana by the Minerals Management Service

("MMS") of the United States. The submitted bids were the high bids on five leases and subsequently were awarded to the Company by the MMS. The Company retained overriding royalty interests of 4% to 7% in each of the five leases. The Company subsequently added a 30% working interest in one of the leases by contributing $0.1 million of the acquisition cost.

         During 2002, four wells were drilled successfully by the operator of two of those leases in which the company has a 7% overriding royalty interest. Gas and oil production from Ship Shoal 184 and Ship Shoal 191 ("Ship Shoal 184/191") commenced in the fourth quarter of 2002, and first royalties were received in February 2003.

         The Company acquired a 75% working interest in West Cameron 343, offshore Louisiana at the March 2002 lease sale held in New Orleans, Louisiana by the MMS. In addition, the Company earned a 75% working interest in the adjacent West Cameron 352 lease by drilling a well in October 2002. A total of three wells were drilled on these two leases during the fourth quarter of 2002, each well encountering hydrocarbon-bearing sands with economic potential. The existing production platform on West Cameron 352 was upgraded and production from all three wells commenced towards the end of January 2003. The total cost of the acquisition, drilling of the first three wells and platform upgrade related to West Cameron 343 and West Cameron 352 ("West Cameron 343/352") wells was $7.6 million and $1.5 million in 2002 and 2003, respectively.

         In August and September 2003, the Company drilled two additional wells from the West Cameron 352 platform. Both wells encountered hydrocarbon-bearing sands with economic potential and were brought into production in October 2003. The total cost to drill the two wells was $5.0 million.

         In December 2003, the Company drilled a well at Vermilion 258 that encountered hydrocarbon-bearing sands with economic potential. In January 2004, the well was cased and suspended awaiting further development. The Company expended $4.4 million in 2003 on the well. In January 2004, following the casing and suspension of the first well, the Company drilled a second well at Vermilion
258. That well also encountered hydrocarbon-bearing sands with economic potential and was cased and suspended awaiting further development. The Company is constructing production facilities for Vermilion 258 and plans to install a platform and pipeline. Following the installation, scheduled for the second quarter of 2004, the Company will complete the two wells and expects that production will start in the third quarter of 2004. The total estimated cost of drilling the two wells, constructing and installing the facilities, and completing the wells for production is expected to be $15.6 million.

         As of December 31, 2003, the Company has overriding royalty interests or working interests in 11 exploration leases located in the Gulf of Mexico, offshore Louisiana and Texas of which six are currently undrilled. At the March 2004 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for three additional exploration leases in the Gulf of Mexico. Total bids on the leases, which are at Main Pass 19, Vermilion 244, and Vermilion 259, were $1.3 million, net to Petsec. On April 27, 2004 the Company was awarded the Vermilion 244 and 259 leases in which it will hold 100% working interests. If awarded, the Company will hold a 55% working interest in the Main Pass 19 lease. The Company has begun preliminary planning for the possible drilling of up to five wells in 2004 in the Gulf of Mexico.

         China. In 2002, the Company earned a 25% working interest in a block in the Beibu Gulf, offshore China by contributing to the drilling of a well. The Wei 6-12-1 well was drilled and intersected nine meters of net pay. The well was plugged and abandoned for further evaluation. The joint venture then completed a 3D seismic survey which was used to evaluate the economic potential of the existing discoveries and plan for future work. The Company expended $1.0 million in 2002 on the Wei 6-12-1 well.

         In 2003, the joint venture focussed on interpretation of the 3D seismic survey identifying a number of drill targets. A three well drilling programme commenced in April 2004 to test one prospect and appraise two of the existing discoveries. The budgeted cost of the 2004 programme is $4.1 million, net to Petsec.

         The 12-8-3 appraisal well intersected eleven meters of net oil pay in a highly permeable sand and confirmed the previous estimates of oil in place. The oil is a low API crude which will affect recoverability. The Joint Venture will assess the economic significance of the well over the following two to three months to make a decision regarding development. Both the 12-7-1 exploration well and the 12-3-4 appraisal wells were plugged and abandoned as dry holes.

B. BUSINESS OVERVIEW

         Petsec operates as an oil and gas exploration and production company operating in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China.

         Revenues for 2003 were $25.2 million, comprising $23.3 million of oil and gas sales, net of royalties paid, and $1.9 million from overriding royalty interests in its properties at Ship Shoal 184/191, offshore Louisiana.

         For 2002, the Company recorded $0.2 million of oil and gas revenue, which was entirely the result of its overriding royalty interests at Ship Shoal 184/191. In 2001, the Company had no oil and gas revenue.

         The Company's joint venture operations offshore China have had no production or revenues to date.

         See "Risk Factors" in "Item 3 D. - Key Information" for a discussion of risks to the Company's ability to find proved reserves and factors that affect oil and gas prices.

LIKELY DEVELOPMENTS

         Following the development of its discoveries at Vermilion 258, Petsec expects to begin production from the two wells drilled on the lease during the third quarter of 2004. Petsec also plans future exploration and development in the Gulf of Mexico, the timing of which will be determined by availability of funds, including expected cashflow from production.

         In the Beibu Gulf, offshore China, further interpretation of the results of the 12-8-2 field, over the next two to three months, will determine the possibility of developing the field. A commitment to proceed with the development could be taken in the third quarter of 2004.

OIL AND GAS RESERVES

         The following table sets forth estimated net proved oil and gas reserves of the Company (all of which were held in PEI), and the associated historical estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 2001, 2002 and 2003. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.


                                                                         As of December 31,
                                                             ---------------------------------------------
                                                                  2001 (4)            2002            2003
                                                             -------------   -------------   -------------
TOTAL NET PROVED:
   Oil (Mbbls)                                                          --              23              39
   Gas (MMcf)                                                           --           7,764          10,737
                                                             -------------   -------------   -------------
   Total (MMcfe)                                                        --           7,902          10,971
                                                             -------------   -------------   -------------

NET PROVED DEVELOPED:
   Oil (Mbbls)                                                          --              23              32
   Gas (MMcf)                                                           --           7,764           3,725
                                                             -------------   -------------   -------------
   Total (MMcfe)                                                        --           7,902           3,916
                                                             -------------   -------------   -------------

Estimated future net revenues before income  taxes
   (in thousands)                                                       --          29,900          44,527
Present value of estimated future net revenues before
   income taxes (in thousands) (1)                                      --          26,156          35,495
Standardized measure of discounted future net cash flows
   (in thousands) (2) (3)                                               --          26,156          35,495

Average prices used in calculating the net present values:
   Oil ($ per Bbl)                                                      --   $       29.20   $       32.41
   Gas ($ per Mcf)                                                      --   $        4.57   $        5.99

(1) The present value of estimated future net revenues before income taxes attributable to the Company's reserves was prepared using constant prices, including the effects of hedging as of the calculation date, discounted at 10% per annum on a pre-tax basis. These prices have varied significantly from year to year affecting the net present values, and are not necessarily representative of current prices.

(2) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income tax discounted at 10% per annum.

(3) Income taxes have not been provided for in 2002 and 2003 due to the Company's availability of net operating loss carryforwards at that date.

(4) As a result of the sale of PEI's assets in 2000 pursuant to its Plan of Reorganization, the Company had no proved reserves at December 31, 2001.

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

                                                Years ended December 31,
                                      ---------------------------------------------
                                           2001            2002            2003
                                      -------------   -------------   -------------
                                                      (In Thousands)
   Acquisition costs                  $          90   $         125   $         519
   Exploration costs                          1,339           2,149           6,586
   Development costs                             --           7,627           8,987
                                      -------------   -------------   -------------
       Total costs incurred           $       1,429   $       9,901   $      16,092
                                      -------------   -------------   -------------

         Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 2003.

                                          Gross            Net
                                      -------------   -------------
      Productive wells (1):
      Oil                                        --              --
      Gas                                         5             3.8
                                      -------------   -------------
      Total                                       5             3.8
                                      -------------   -------------

      Developed Acreage (1)                  15,156           4,567
      Undeveloped Acreage (1) (2)           146,620          49,723
                                      -------------   -------------
      Total                                 161,776          54,290
                                      -------------   -------------

(1) Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. All of our wells have multiple producing horizons. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof.

(2) Leases covering 9% of the Company's undeveloped acreage will expire in 2004, 4% will expire in 2006, and the balance will expire in 2008 or later.

         Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                                                     Years ended December 31,
                                  ---------------------------------------------------------------------------------------------
                                              2001                             2002                           2003
                                  -----------------------------   -----------------------------   -----------------------------
                                      Gross            Net            Gross            Net            Gross            Net
                                  -------------   -------------   -------------   -------------   -------------   -------------
Gulf of Mexico
    Exploratory wells                        --              --              --              --              --              --
    Development wells                        --              --               3            2.25               2            1.75
    Dry holes                                 1             0.1              --              --              --              --
    Abandoned wells                          --              --              --              --              --              --

Beibu Gulf, China
    Abandoned wells                          --              --               1            0.25              --              --
                                  -------------   -------------   -------------   -------------   -------------   -------------
                          Total               1             0.1               4            2.50               2            1.75

         Present activity. At December 31, 2003, the Company had one exploration well at Vermilion 258 in the process of being drilled. On January 3, 2004, after completing the drilling phase on the first well at Vermilion 258, the Company immediately commenced drilling a second exploration well at Vermilion 258. The Company is constructing production facilities for Vermilion 258 and plans to install a platform and pipeline. Following the installation, scheduled for the second quarter of 2004, the Company will complete the two wells and expects that production will start in the third quarter of 2004. The Company holds a 100% working interest in the two wells.

         In China, a three well drilling programme commenced in April 2004 to test one prospect and appraise two of the existing discoveries. The 12-8-3 appraisal well intersected eleven meters of net oil pay in a highly permeable sand and confirmed the previous estimates of oil in place. The oil is a low API crude which will affect recoverability. The Joint Venture will assess the economic significance of the well over the following two to three months to make a decision regarding development. Both the 12-7-1 exploration well and the 12-3-4 appraisal wells were plugged and abandoned as dry holes.

OIL AND GAS MARKETING

         The Company sells all of its natural gas, oil and condensate production at a combination of fixed, index and spot prices pursuant to short term production sales contracts. The Company uses an outside party to market its oil and gas. During 2003, approximately 67% of the Company's oil and gas sales were made to Occidental Energy Marketing, Inc. and 32% were made to Reliant Energy Services, Inc.

COMPETITION

         The Company competes for the acquisition of oil and gas properties with numerous other entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties, to access adequate financing, and to consummate transactions in a highly competitive acquisition environment.

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

         Regulation of Natural Gas and Oil Exploration and Production. The Company's U.S. operations are subject to various types of regulation at the federal and state levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. Any of these actions could negatively impact the amount or timing of revenues.

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

         In 2000, the FERC issued Order No. 637 and subsequent orders (collectively, "Order No. 637"), which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, pipeline penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 were upheld on judicial review, though certain issues, such as capacity segmentation and rights of first refusal, were remanded to the FERC, which issued a remand order in October of 2002. In January 2004, FERC denied rehearing of its October 2002 remand order. Petitions for review of that order have been filed at the United States Court of Appeals for the District of Columbia Circuit and are currently pending. We cannot predict whether and to what extent FERC's market reforms will survive further judicial review and, if so, whether the FERC's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that we will be affected by any action taken materially differently than other natural gas producers and marketers with which we compete.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC, the MMS and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the less stringent regulatory approach currently pursued by the FERC and Congress will continue indefinitely.

         Environmental regulation. The Company's operations are subject to stringent federal, state and local laws and regulation governing the discharge of materials into the environmental or otherwise relating to environmental protection. Such laws and regulations have generally increased the cost of planning, designing, drilling, operating and abandoning wells. Although the Company believes that compliance with environmental laws and regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including administrative, civil or criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or person resulting from the Company's operations could result in substantial costs and liabilities.

         The Oil Pollution Act of 1990, as amended, (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills in U.S. waters and liability for damages resulting from such spills. A "responsible party" includes the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil clean up costs and a variety of public and private damages. While liability limits for offshore facilities under OPA is the payment of all removal costs plus up to $75 million in other damages, these limits may not apply if the spill was caused by a party's gross negligence or willful misconduct, the spill resulted from violation of a federal safety, construction or operating regulation, or if a party fails to report the spill or cooperate fully in the cleanup. Few defenses exist to the liability imposed by the OPA.

         OPA also imposes ongoing requirements on lessees or permittees of offshore areas in which a covered offshore facility is located, including the preparation of oil spill response plans and proof of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state) to cover at least some costs in a potential spill. Higher amounts of financial responsibility of up to $150 million my be required in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst-case spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS's final rule. The Company expects to be subject to OPA financial responsibility requirements if it develops any of its offshore lease prospects in U.S. waters. The Company believes that it can establish adequate proof of financial responsibility for its offshore facilities, if required, at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. The Company has any OPA-required response plans in place.

         The Federal Water Pollution Control Act, as amended ("FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters without a permit. The FWPCA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants. Many state discharge regulations and the federal National Pollutant Discharge Elimination System general permits issued by EPA prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry is expected to experience similar costs and we believe that these costs will not have a material adverse impact on our results of operations or financial position.

         The Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Most drilling and production wastes are currently exempt from classification as hazardous substances under CECLA, although there is a possibility that the Company's future operations could result in the use, generation, or handling of non-exempt hazardous substances. Similarly, the Resource Conservation and Recovery Act, as amended ("RCRA"), generally does not regulate most wastes generated by the exploration and production of oil and gas. However, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous waste. Failure of the Company to properly manage and dispose of materials and wastes generated by or resulting from its operations could result in the imposition of remedial and abandonment liabilities under CERCLA, RCRA, and analogous state laws.

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

         Participation by foreign companies in offshore oil and gas production in China, alone or in joint venture, is conducted by co-operation with the China National Offshore Oil Corporation under a petroleum contract. The contract includes provisions covering minimum expenditure requirements for exploration, terms of relinquishment of exploration acreage, evaluation of development and development planning upon discovery of petroleum reserves, production sharing arrangements and recovery of capital expenditures, as well as the responsibilities of the foreign company as operator.

         Foreign participants are subject to the tax laws and regulations of the PRC.


C. ORGANIZATIONAL STRUCTURE

         Petsec Energy Ltd is an Australian Public Company, incorporated in New South Wales, Australia. The Company's principal subsidiaries are Petsec USA Inc. a wholly owned company incorporated in Nevada, ("PUSA") and PUSA's wholly owned subsidiaries Petsec Energy Inc. and Petsec Petroleum Inc., also incorporated in Nevada.

D. PROPERTY, PLANT AND EQUIPMENT

         At December 31, 2003, the Company had interests in 11 oil and gas leases located in the shallow waters of the Gulf of Mexico offshore Louisiana and Texas. As of February 20, 2004, all of these interests collateralize PEI's $2.0 million credit facility.

         The Company also has a 25% working interest in a petroleum contract over a block in the Beibu Gulf, offshore China.

         Refer to tables set forth in "B. Business Overview" within this Item 4 for information regarding the Company's oil and gas reserves and production.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

INTRODUCTION

         The following discussion is intended to assist in the understanding of the Company's results from operations for the years ended December 31, 2001, 2002 and 2003, and its financial position at December 31, 2003. The Company's Financial Statements for these periods are set forth under Item 18 and should be referred to in conjunction with the following discussion.

         Upon re-emergence from bankruptcy in 2001, PEI, the Company's only operating unit at the time, began the task of re-establishing itself as a viable oil and gas exploration company. Because the Company had no production in 2001 and nearly all of 2002, a simple year-on-year analysis of the Company's operating results is distorted by the different level of operating activity in each of the periods presented.

OVERVIEW

         The Company's results from operations are primarily generated from its operations in the Gulf of Mexico and its 25% working interest in a block in the Beibu Gulf, offshore China. All of the Company's oil and gas operations in the Gulf of Mexico are conducted by PEI. The 25% working interest in the Beibu Gulf is owned by PPI. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Items Affecting Results."

         During 2003, Petsec benefited from its exploration and development efforts that were initiated in 2002. In late January 2003, production commenced from three wells at the Company's West Cameron 343/352 location. In August and September 2003, the Company drilled two additional wells at West Cameron 343/352 and began production from the two wells in October 2003. The $5.0 million costs to drill and complete the two wells were funded from the cash flow generated by the first three wells and royalty income from Ship Shoal 184/191.

         During the second quarter of 2003, the Company initiated plans to drill two wells at its Vermilion 258 lease and drilled the first of the two wells in December 2003. The well encountered hydrocarbon-bearing sands with economic potential. The Company committed to developing the first well in early January 2004 and immediately commenced drilling the second well. In 2003, the Company spent $4.4 million for drilling and development at Vermilion 258 and expects to spend approximately $11 million in 2004. The Company anticipates that production from Vermilion 258 will commence late in the second quarter or early third quarter of 2004. Petsec has a net revenue interest in both wells of 83.33%.

         In the Beibu Gulf 22/12 contract area, China, Petsec earned a 25% working interest by participating in the Wei 6-12-1 well in March 2002. The well intersected nine metres of net oil pay. The well was plugged and abandoned. The contract area contains four other oil discoveries. In 2003, the joint venture focussed on interpretation of the 3D seismic survey identifying a number of drill targets. A three well drilling programme commenced in April 2004 to test one prospect and appraise two of the existing discoveries. The 12-8-3 appraisal well intersected eleven meters of net oil pay in a highly permeable sand and confirmed the previous estimates of oil in place. The oil is a low API crude which will affect recoverability. The Joint Venture will assess the economic significance of the well over the following two to three months to make a decision regarding development. Both the 12-7-1 exploration well and the 12-3-4 appraisal wells were plugged and abandoned as dry holes.

         At December 31, 2003, Petsec held interests in 11 leases in the U.S.A. and one in China, four of which were completed for production. In the USA, four of the leases are currently held by production and a fifth will be brought into production late in the second quarter or early third quarter of 2004.

         On January 6, 2004, Petsec issued 12,846,800 shares at A$0.95 per share to raise a net A$11.6 million or approximately US$8.6 million, following a placement arranged in December 2003. The Company expects to use the funds for the development of Vermilion 258, for exploration and development in the Beibu Gulf offshore China, to fund lease acquisitions that were acquired at the March 2004 Central Gulf of Mexico lease sale, and for any other acquisition, exploration, and development opportunities that may arise.

         At the March 2004 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for three additional explorations leases in the Gulf of Mexico (Vermilion 244, Vermilion 259 and Main Pass 19) and expects that the MMS will award the three leases at a cost to the Company of $1.3 million. Petsec will hold a 55% working interest in the Main Pass 19 lease.

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

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                          Year ended December 31
                                                     2001          2002 (1)        2003 (2)
                                                -------------   -------------   -------------
Net production
   Oil (Mbbls)                                             --               1              19
   Gas (MMcf)                                              --              40           4,403
                                                -------------   -------------   -------------
     Total (MMcfe)                                         --              46           4,517
                                                -------------   -------------   -------------

Net sales data (in thousands):
   Oil                                          $          --   $          28   $         582
   Gas                                                     --             173          24,637
                                                -------------   -------------   -------------
     Total                                      $          --   $         201   $      25,219
                                                -------------   -------------   -------------

Average sales price (3):
   Oil (per Bbl)                                $          --   $       28.00   $       30.84
   Gas (per Mcf)                                           --            4.33            5.60
                                                -------------   -------------   -------------
     Total (per Mcfe)                           $          --   $        4.37   $        5.58
                                                -------------   -------------   -------------

Average costs (per Mcfe):
   Lease operating expenses                     $          --   $          --   $        0.34
   Depletion, depreciation and amortisation                --            0.74            1.46
   General, administrative and other expenses              --           36.76            0.81

(1) Production from Ship Shoal 184/191 commenced in November 2002.

(2) Production from three wells at West Cameron 343/352 commenced in January 2003 and production from two additional wells at West Cameron 343/352 commenced in October 2003.

(3) Includes effects of hedging activities.

RESULTS OF OPERATIONS

         The following table sets forth in US dollars and under US GAAP, selected consolidated financial data for the Company for the periods indicated.

                                                                              Year ended December 31
                                                                   -----------------------------------------------
                                                                       2001              2002             2003
                                                                   -------------    -------------    -------------
                                                                                    (In thousands)
INCOME STATEMENT DATA
   Oil and gas sales (net of royalties paid or payable)            $          --    $          --    $      23,270
   Oil and gas royalties                                                      --              201            1,949
                                                                   -------------    -------------    -------------
       Total revenues                                              $          --    $         201    $      25,219
                                                                   -------------    -------------    -------------

   Lease operating expenses                                                   --               --            1,557
   Depletion, depreciation and amortization                                   28               34            6,574
   Exploration expenditure                                                   422            1,176            1,329
   Dry hole and abandonment costs                                            877            1,066               --
   Impairment expense                                                         --               --               38
   General, administrative and other expenses                              1,264            1,691            3,519
   Stock compensation expense                                                 11               40               90
                                                                   -------------    -------------    -------------
       Total operating expenses                                            2,602            4,007           13,107

   Gain (loss) on sale of assets                                               9               (8)              --
                                                                   -------------    -------------    -------------
   Profit (loss) from operations                                          (2,593)          (3,814)          12,112

   Other income                                                              200              137              364
   Interest expense                                                           --               --              (10)
   Interest income                                                           447              136              142
                                                                   -------------    -------------    -------------
   Income (loss) before income tax and extraordinary items                (1,946)          (3,541)          12,608

   Income tax benefit                                                          8              254              492
                                                                   -------------    -------------    -------------
   Net income (loss) before extraordinary items                    $      (1,938)   $      (3,287)   $      13,100

   Extraordinary items (net of nil tax)
       Recognition of deferred gain on subsidiary emergence from
         bankruptcy                                                       37,147               --               --
       Distribution from bankruptcy trustee                                1,103               --               --
                                                                   -------------    -------------    -------------
   Net income (loss)                                               $      36,312    $      (3,287)   $      13,100
                                                                   -------------    -------------    -------------


YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

         General. The Company returned to strong profitability for the 2003 financial year due to the successful development and resulting production from the Company's gas discoveries on the West Cameron 343/352 leases in the Gulf of Mexico, USA. Historically high gas prices also contributed to the strong operating profits.

         Production from West Cameron 343/352 commenced in January 2003 and significantly contributed to the Company's $25.2 million of revenue for the year. The Company recorded net income of $13.1 million. This compares to a net loss before extraordinary items of $3.3 million in 2002. Lease operating expenses were $1.6 million. For 2002, the Company only had production from properties in which it had an overriding royalty interest. Therefore lease operating expenses for this period were nil.

         Exploration Expenditures and Dry Hole Costs. In 2003, $1.3 million was expensed for seismic, geological and geophysical expenditures. In 2002, $1.1 million was expensed as incurred for dry hole costs and abandonments and $1.2 million was expensed for seismic, geological and geophysical expenditures. Substantially all of the dry hole costs and abandonments were the result of operations in the Beibu Gulf, China.

         General and Administrative Expense. General and administrative expense increased $1.8 million, or 106%, to $3.5 million in 2003 from $1.7 million in 2002. General and administrative expense for 2003 includes $0.9 million of incentive compensation recorded pursuant to a plan that was established for PEI employees during 2003. The increase is also attributed to staff and activity increases following the commencement of production activities in the Gulf of Mexico.

         Depreciation, Depletion, and Amortization. The $6.5 million increase in depreciation, depletion, and amortization expense ("DD&A") reflects the start of production at West Cameron 343/352 in 2003. DD&A on the Company's proved oil and gas properties is calculated on a units-of-production basis. DD&A in 2003 per Mcfe was $1.46.

         Net Income (loss). As a result of the commencement of oil and gas production, net income of $13.1 million was recorded for 2003, an increase of $16.4 million from the net loss of $3.3 million for 2002. Net income before extraordinary items was $13.1 million in 2003 compared to a net loss before extraordinary items of $3.3 million in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         General. The results for 2002 reflected a period of significant investment in exploration and the Company's efforts to re-establish itself as a viable oil and gas exploration and production company.

         Production from Ship Shoal 184/191, which commenced in November 2002, contributed all of the Company's $0.2 million of oil and gas revenue. Production at West Cameron 343/352 did not begin until January 2003. Consequently, after administration expenses of $1.7 million, exploration expenditures of $1.2 million and dry-hole costs of $1.1 million, there was a net loss for the year of $3.3 million after tax and before extraordinary items, compared to a net loss before extraordinary items of $1.9 million in 2001.

         On January 16, 2001, PEI emerged as a reorganized entity under the U.S. Bankruptcy Code and the Company regained control over the entity. As a consequence, the results of PEI have been consolidated into the Company's accounts from that date. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million in 2001 as a result of the extinguishment of PEI's liabilities.

         For 2002, the Company only had production from properties in which it had an overriding royalty interest and had no production in 2001. Lease operating expenses for 2001 and 2002 were nil.

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

         Distribution from bankruptcy trustee. For 2001, in accordance with the distribution plan under the Plan of Reorganization, the Company received $1.1 million from the sale of PEI's assets.

         Net Income (loss). As a result of the conditions noted above, net loss of $3.3 million was recorded for 2002, a decrease of $39.6 million from the net income of $36.3 million for 2001. Net loss before extraordinary items was $3.3 million in 2002 compared to net loss before extraordinary items of $1.9 million in 2001.

OTHER ITEMS AFFECTING RESULTS

         Net operating losses and other carryforwards. For U.S. federal income tax purposes, at December 31, 2003 the Company had net operating losses ("NOLs") of approximately $50.7 million which are available to offset future U.S. federal taxable income. The NOLs from previous tax periods will expire from 2016 through 2021. The effective tax rate has altered mainly due to the recognition of valuation allowances on carry-forward losses due to the uncertainty of future realization of the NOLs.

         For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax on future income even though its NOLs otherwise eliminate its regular tax liability.

HEDGING TRANSACTIONS

         From time to time, the Company utilizes hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow and to reduce its exposure to oil and gas price fluctuations. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company has limited the duration of the transactions and the percentage of the Company's expected aggregate oil and gas production that may be hedged. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

         At December 31, 2003 the Company had the following outstanding hedging transactions in place:

     - forward sales agreement of 4,000 MMBtu per day of gas production for the period January 1, 2004 through to February 29, 2004 at a net realised fixed price of US$4.87/MMbtu. The Company accounts for gas sales under its forward sales agreements as normal sales.

     - swap agreements for the period January 1, 2004 through to March 31, 2004 where the Company receives $5.16/MMBtu for the notional quantity of 4,000 MMBtu per day and pays the final settlement price of NYMEX natural gas options for each month during the period on the same notional quantity. The Company has determined that the swaps are highly effective cash flow hedges and qualify for hedge accounting treatment.

         At December 31, 2003, the Company estimated that the loss it would incur to settle the swap agreements before their expiration, if it had so elected, would have been approximately $0.3 million. There were no hedge instruments outstanding at December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. SFAS No. 143 was adopted by the Company on January 1, 2003. Upon adoption, the Company recorded estimated non-current well abandonment and reclamation liabilities of nil.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases", to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 related to the rescission of

SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", were applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 had no effect on the Company's financial statements.

         In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No.146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No.144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The Company adopted SFAS No. 146 for restructuring or exit plans developed after December 31, 2002. The adoption had no impact on the Company's financial statements.

         In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002. The adoption of this interpretation has not resulted in any additional disclosure as the Company has not provided any guarantees of indebtedness to others.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual and interim financial statements. The adoption of SFAS No. 148 had no impact on the Company's financial statements.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. This Statement was effective for contracts entered into or modified after June 30, 2003, except for hedging relationship designated after June 30, 2003. The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. Petsec adopted SFAS No. 149 on January 1, 2003. The adoption of SFAS No. 149 had no impact on the Company's financial statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer. Generally, SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and was otherwise effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company's financial statements.

         In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company is required to apply FIN 46 or FIN 46R immediately to enterprises with variable interest created after January 31, 2003. For interest in variable interest entities which were created prior to February 1, 2003, FIN 46R is effective for the Company for periods from January 1, 2004.

         The Company is continuing to evaluate the impact of FIN 46R to possible variable interest entities the Company may have an interest in at January 1, 2004.

         In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS No. 132 generally was effective for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (revised) had no impact on the Company's financial statements.

OTHER MATTERS

         To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such contingent obligations will be met. As of March 31, 2004, the Company had posted $2.3 million of required bonding with the MMS through a surety company.

         The Company's operations are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment. See "Item 4 - Information on the Company - Regulation." The Company believes its operations are in material compliance with current applicable environmental laws and regulations. However, there can be no assurance that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past unknown non-compliance with environmental laws will not be discovered.

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

         Forward-looking statements appear in a number of places and include statements with respect to, among other things:

     o planned capital expenditures and availability of capital resources to fund capital expenditures;

     o estimates of our future natural gas and liquids production, including estimates of any increases in oil and gas production;

     o   our outlook on oil and gas prices;

     o   estimates of our oil and gas reserves;

     o   the impact of political and regulatory developments;

     o our future financial condition or results of operations and our future revenues and expenses; and

     o our business strategy and other plans and objectives for future operations.

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

B. LIQUIDITY AND CAPITAL RESOURCES

         The Company had cash available in the amount of approximately $12.5 million at December 31, 2003. On January 6, 2004 the Company completed a placement of 12,846,800 shares at A$0.95 per share arranged in December 2003, raising a total of A$11.6 million of which A$9.8 million had been received prior to the end of the financial year. At May 3, 2004, the Company's cash balances were approximately $12.1 million. The Company's working capital is sufficient for the Company's present requirements.

Cash Flow

         The following table represents cash flow data for the Company for the periods indicated.

                                                                                Years Ended December 31,
                                                                           -----------------------------------
                                                                             2001          2002         2003
                                                                           ---------     --------     --------
                                                                                     (in thousands)
NET CASH PROVIDED BY (USED IN):
  Operating activities                                                     $ (1,166)     $(2,728)      $18,589
  Investing activities                                                           104      (8,170)      (13,574)
  Financing activities                                                             -            -        6,851

         The turnaround in 2003 cash flow provided by operations compared to 2002 was primarily attributable to the commencement of oil and gas production from the three 2002 discoveries and from production that commenced in October 2003 from two additional wells at West Cameron 343/352. Historically high gas and oil prices also had a favourable impact on operating cash flow.

         The cash flow from operating activities funded the Company's $13.6 million of net investment activities in 2003 including capital expenditures of $4.7 million for the drilling, development, and workovers of the first three wells at West Cameron 343/352, $5.0 million for the drilling of two additional wells at West Cameron 343/352, $1.2 million for drilling and development at Vermilion 258, and $0.9 million for exploration and development at Block 22/12 in the Beibu Gulf, China. The Company also placed on deposit an additional $1.1 million of collateral to secure bonds issued to the MMS by a surety company. Cash used in investment activities was partially offset by cash received upon the redemption of short-term investment securities.

         Net cash provided by financing activities for the year ended December 31, 2003 was $6.9 million which pre-dominantly related to share subscriptions monies received in advance for the January 6, 2004 share issuance. The Company expects to use the funds for the development of Vermilion 258, for exploration and development in the Beibu Gulf offshore China, to fund lease acquisitions acquired at the March 2004 Central Gulf of Mexico lease sale, and for any other acquisition, exploration, and development opportunities that may arise.

Credit Facilities

         Effective February 20, 2004, PEI entered into a $2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of $1.7 million of cash collateral previously posted to secure surety bonds issued to the MMS. In connection with the facility, letters of credit totalling $2.0 million are outstanding as of April 30, 2004. The letters of credit secure bonding and potential plug and abandonment and environmental contingent liabilities in connection with PEI's oil and gas operations.

         The new credit facility is secured by mortgages on PEI's interest in oil and gas properties. The credit facility also contains financial covenants that require PEI to (1) maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and (2) a ratio of current assets to current liabilities of at least one to one.

Future Capital Expenditures and Commitments

         At the March 2004 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for three additional exploration leases in the Gulf of Mexico (Vermilion 244, Vermilion 259 and Main Pass 19). On April 27, 2004 the MMS awarded Petsec the Vermilion 244 and 259 leases and it is expected that the Main Pass 19 lease will also be awarded. The total cost of these leases to the Company is $1.3 million. The Company is contemplating the drilling of three to five wells in 2004 in the Gulf of Mexico.

         In the Gulf of Mexico operations, the Company expects to expend at least $18 million for acquisitions, exploration and development in 2004 including the leases acquired at the March 2004 Gulf of Mexico lease sale. Budgeted 2004 capital expenditures for the Beibu Gulf joint venture are $4.1 million. The Company will participate in the drilling of three wells in the Beibu Gulf in 2004.


C. RESEARCH AND DEVELOPMENT

     Not applicable.

D. TREND INFORMATION

         The Company anticipates that production from Vermilion 258 will commence in the second half of 2004 and, as a result, production for 2004 will be higher than 2003.

         Currently, the Company is primarily a gas producer. Gas prices during the first quarter of 2004 have been generally lower than 2003. In the first quarter of 2004, the Company will realize approximately $5.50 per Mcf of gas excluding the impact of any financial hedges. In the first quarter of 2003, when gas prices were at record high levels, the Company realized approximately $6.85 per Mcf of gas sold. While margins may be lower if the general level of gas prices remains lower in 2004 compared to 2003, Petsec does not expect lower prices in 2004 to affect its ability to make a profit.

         The Company records depreciation, depletion, and amortization ("DD&A") expense on its producing oil and gas properties using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers. The effect of any revisions to the estimated remaining reserves on DD&A is only considered in future periods and no adjustment is made to accumulated DD&A applicable to prior periods. Because the West Cameron 343/352 independent reserve estimates for January 1, 2004 included downward revisions from the January 1, 2003 estimates, DD&A expense rates per unit of production for West Cameron 343/352 will be higher in 2004 and thus will negatively impact net income. The DD&A expense in 2003 for West Cameron 343/352 was $6.5 million or $1.59 per Mcfe. The Company estimates that DD&A expense for West Cameron 343/352 in 2004 will be approximately $9.8 million or $2.19 per Mcfe assuming production of 4.5 Bcfe and no other increases or decreases to reserve estimates.

E. OFF-BALANCE SHEET ARRANGEMENTS

         Other than the operating lease commitments in relation to office space, exploration and lease rental commitments in relation to exploration leases and the contingent liability for $2.2 million of letters of credit outstanding and $2.6 million in surety bonds related to exploration leases, plug and abandonment responsibilities and environmental contingencies, we do not believe that we have entered into any off balance sheet transaction, arrangement or other relationship that could materially affect liquidity, the availability of capital resources or requirements for capital resources.

F. CONTRACTUAL OBLIGATIONS

         The following table shows our other cash commitments as of December 31, 2003.


US$'000                                            Payments due by periods as of December 31, 2003
-----------------------------------------------------------------------------------------------------------------
Contractual obligations                      Total    Less than 1     1 - 3 years    3 - 5 years   After 5 years
                                                             year
------------------------------------ -------------- -------------- --------------- -------------- ---------------
Operating leases                     $         418  $         366  $           52  $           -- $            --
Exploration lease rental                       222             65             157              --              --
------------------------------------ -------------- -------------- --------------- -------------- ---------------
Total contractual cash obligations   $         640  $         431  $          209  $           -- $            --
------------------------------------ -------------- -------------- --------------- -------------- ---------------

         In addition to the contractual cash obligations listed above, the Company had committed to expending approximately $1.6 million during 2004 for its share of the China joint venture's approved exploration plans.

G. CRITICAL ACCOUNTING POLICIES

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

(1) Successful efforts method of accounting

         The Company accounts for its natural gas and crude oil exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and costs to acquire mineral interests are capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses including seismic costs and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. As detailed below, capitalized costs are subject to impairment tests. Each part of the impairment test is subject to a large degree of management judgment, including the determination of a property's reserves, future cash flows, and fair value.

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

(3) Depreciation, Depletion, and Amortization

         The Company records DD&A expense on its producing oil and gas properties using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers. The effect of any revisions to the estimated remaining reserves on DD&A is only considered in future periods and no adjustment is made to accumulated DD&A applicable to prior periods. Because revisions to estimated reserves are only considered prospectively when calculating DD&A expense, DD&A expense in current and future periods may be significantly impacted by DD&A attributable to past periods.

         In 2004, the Company will record DD&A rates related to West Cameron 343/352 that are significantly higher than the rates recorded in 2003 because of downward revisions to the reserve estimates at January 1, 2004. See
"Trend Information" above.

(4) Income taxes

         Deferred tax assets are recognized for temporary differences in financial statement and tax basis amounts that will result in deductible amounts and carryforwards in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets and liabilities are measured using enacted tax law and tax rate(s) for the year in which the Company expects the temporary differences to be deducted or settled. The effect of a change in tax law or rates on the valuation of deferred tax assets and liabilities is recognized in income in the period of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's ability to realize the benefit of its deferred tax assets requires that the Company achieve certain future earnings levels prior to the expiration of its NOL carryforwards. The Company has established a valuation allowance against the future tax benefit of a portion of its NOL carryforwards. The Company's NOL carryforwards are subject to review and potential disallowance upon audit by the tax authorities in the jurisdictions where the loss was incurred.

               ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the name, age and position of each director and executive officer of the Company.


Name                                 Age       Position
----                                 ---       --------
Directors:
Terrence N. Fern (1)                  56       Chairman, Managing Director and Chief Executive Officer
David A. Mortimer                     59       Director, Chairman of Audit and Remuneration and
                                               Nomination Committees
Peter E. Power                        70       Director

Executive officers:
Ross A. Keogh                         45       President of Petsec Energy Inc.
Fiona A. Robertson                    48       Chief Financial Officer
Geoffrey H. Fulcher                   62       Company Secretary


(1) Mr. Fern provides services to the Company through contractual arrangements between the Company and corporate affiliates.

         The following biographies describe the business experience of the directors and executives of the Company and Petsec Energy Inc.

         TERRENCE N. FERN has over 30 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from The University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr. Fern is also a director of Climax Mining Ltd.

         DAVID A. MORTIMER has over 35 years corporate finance experience and was a senior executive of TNT Limited Group from 1973 serving as Finance Director and Chief Executive. He retired as its Chairman in 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Virgin Blue Holdings Limited, Macquarie Infrastructure Investment Management Ltd, Arrow Pharmaceuticals Ltd, and is Deputy Chairman of Australia Post and Chairman of Citect Corporation Limited, MIA Group Ltd and Crescent Capital Partners Limited. Mr. Mortimer holds a Bachelor of Economics degree from The University of Sydney.

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

         FIONA A. ROBERTSON joined the Company in 2002 as the Chief Financial Officer of the Petsec Energy Ltd group. Mrs Robertson has over 25 years of corporate finance experience, fifteen in the resources industry. She spent fourteen years working for the Chase Manhattan Bank in London, New York and Sydney, and eight years with Delta Gold as General Manager, Finance/Chief Financial Officer. Mrs Robertson holds an MA in geology from Oxford University, is a Fellow of the Australian Institute of Company Directors and a Member of the Australasian Institute of Mining and Metallurgy.

         GEOFFREY H. FULCHER has had over 30 years experience in the petroleum and mining industries in management and administrative positions, with over 15 of those years as a Corporate Secretary.

B. COMPENSATION

         The total compensation received by the directors of the Company for their services as directors for 2003 was $71,014. The total compensation received by the executive officers of the Company and its controlled and related companies for 2003 was $593,338. A company associated with Mr. Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The cost of the services provided to the consolidated entity during 2003 by the company associated with Mr. Fern was $530,000 (2002: $254,000; 2001: $237,000).

Fiscal year ended                      Base                           Other         Retirement
December 31, 2003                   emoluments       Bonuses         Benefits      Benefit Plans         Total
-------------------------------- ---------------- -------------- --------------- ------------------ -----------------
DIRECTORS                               $               $              $                 $                 $
T.N. Fern                               -               -              -                 -                 -
D.A. Mortimer                        32,575             -              -               2,932             35,507
P.E. Power                           32,575             -              -               2,932             35,507
OFFICERS
R.A. Keogh                          143,750         261,262*        40,138               -              445,150
F.A. Robertson                       77,545             -              -                 -               77,545
G. H. Fulcher                        55,378             -            8,750             6,515             70,643


         * Includes $95,294 which was accrued at December 31, 2003 and subsequently paid in March 2004.

         In addition, the Company has accrued $195,000 payable as a retirement benefit to the directors, Mr. D.A. Mortimer and Dr P.E. Power on retirement. The Company provides for directors' retirement benefits based on the number of years service at the reporting date. All non-executive directors are presently entitled to payments under the scheme which entitles them to a benefit, on retirement, equivalent to the total remuneration received in the past three years. During 2003, the Company recorded $98,000 of expense for the directors' retirement benefit.

         Mr. Keogh's bonus was received pursuant to an employee incentive plan that PEI established for its employees during 2003. Under the plan, the Company will pay up to 6 1/2 percent of PEI's operating profit before interest, taxes and incentive compensation for payment to PEI employees. The allocation of the bonus to PEI's employees is made at the discretion of the Company's management. For 2003, the Company recorded $0.9 million of compensation expense under the plan of which $0.6 million was paid in 2003.

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

         The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest-free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of December 31, 2003, there were no entitlements to shares under the Plan.

         The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and (with shareholder approval) directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire not more than five years from the date of grant. As of December 31, 2003, directors of the Company held no options to purchase Ordinary Shares pursuant to the Option Plan. Mr. G.H. Fulcher held options to purchase 20,000 and 35,000 Ordinary Shares at exercise prices of A$0.41 and A$0.40 per share, respectively. The options expire on April 16, 2004 and December 1, 2007. Mr. Keogh held options to purchase an aggregate of 1,250,000 Ordinary Shares at an exercise price of A$0.30 per share. Mr. Keogh received his options during 2002 and his options expire on June 1, 2007. No other directors or executive officers held options.

C. BOARD PRACTICES

         The Board of Directors has an Audit Committee, a Remuneration Committee and a Nomination Committee, of which each director is a member. Meetings of the Board and Committees held during the year and attendance by directors were as follows:

                                Regular       Additional      Audit           Remuneration       Date
                                Board         Board           Committee       Committee          Director First
                                Meetings      Meetings        Meetings        Meetings           Appointed
         ---------------------- ------------- --------------- --------------- ------------------ ------------------
         Total number held
         during the year              12               4                 3                4

         T.N. Fern                    12               4                 3                4      May 21, 1987
         D.A. Mortimer                12               4                 3                4      July 1, 1985
         P.E. Power                   12               4                 3                4      July 21, 1999
         ---------------------- ------------- --------------- --------------- ------------------ ------------------

         The Company's Constitution does not impose limits to each director's term in office. However, under the Australian Corporations Act 2001, at least one third of the Company's directors (other than the Managing Director) must retire at each annual general meeting and may present themselves for re-election. To comply with that act, the non-Managing Directors of the Company stand for re-election on a rotating basis each year.

         The Company has no severance contracts with its directors other than the retirement benefits outlined in "Section B" above.

         The Remuneration Committee of which D.A. Mortimer is Chairman is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executive officers of the Company. The broad policy is to ensure the remuneration package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. Executive directors may receive bonuses based on the achievements of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-related remuneration. The Remuneration Committee comprises all of the directors.

         The role of the Audit Committee is to review the half yearly and annual accounts, to discuss the auditor's reports and reviews, and to oversee the maintenance of a framework of internal control in the Company. The responsibilities of the audit committee also include an annual review of the performance of the auditors and of their reappointment. All the services provided by the external auditors are approved by the audit committee prior to commencement of their work. The external auditors are invited to attend audit committee meetings. The audit committee comprises all of the directors.

         Under Australian Law, a company may pay non-executive directors, without obtaining shareholders' consent, a benefit on retirement proportional to the length of service of the director, with a maximum of seven times the average remuneration of the last three years of service. There are no other non-executive director retirement benefits.

D. EMPLOYEES

         As of December 31, 2003, the Company had 16 full-time employees 11 of whom were in Lafayette, Louisiana, and five of whom were in Australia. See "Item 3 - Key Information - D. Risk Factors" "The loss of key personnel could adversely affect our ability to operate." The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with certain of its executives and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment.

E. SHARE OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of April 30, 2004 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executive officers of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 119,193,841 Ordinary Shares outstanding on May 3, 2004.

                                                    NUMBER OF                                            OPTIONS
                                                ORDINARY SHARES              PERCENTAGE               OVER ORDINARY
NAME                                           BENEFICIALLY OWNED        BENEFICIALLY OWNED               SHARES
----                                           ------------------        ------------------           -------------
All Directors and executives as a group
   (6 persons) (1) (2) (3)                        28,071,642                         23.6%                     --
Terrence N. Fern (2) (3)                          26,882,498                         22.6%                     --
D.A Mortimer                                         610,068                             *                     --
P.E. Power                                           190,323                             *                     --
R. A. Keogh                                          275,000                             *              1,250,000
F.A. Robertson                                        75,000                             *                     --
G. H. Fulcher                                         38,753                             *                 35,000
Den Duyts Corporation Pty Limited (3)             18,344,639                         15.4%                     --


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

         Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at May 3, 2004, were 26,785,989 Ordinary Shares and the "relevant" interests of Mr. Fern were 26,785,989 Ordinary Shares.

           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         At May 3, 2004, shareholders who were the beneficial owners of 5% or more of the Company's voting securities were:

                        Name of Holder                    Number of Shares        %
        ------------------------------------------------ -------------------- -----------
        Terrence N. Fern                                     26,882,498          22.55
        Den Duyts Corporation Pty Limited                    18,344,639          15.39
        National Nominees Ltd                                13,046,782          10.95
        ANZ Nominees Limited                                 11,745,244           9.85
        Citicorp Nominees Pty Limited                        10,534,574           8.84
        Canning Oil Pty. Limited                              6,470,661           5.43

         Approximately 97% of the Company's voting securities are held by 4,398 shareholders in the host country.

         Major shareholders who had significant changes in the percentage ownership held during the past three years were:

Shareholder                                        April 30, 2002            April 30, 2003             May 3, 2004
--------------------------------------------- ------------------------- ------------------------- ------------------------
                                              No. of Shares      %         No. of         %       No. of Shares       %
                                                              o'ship       Shares       o'ship                     o'ship
Citicorp Nominees Pty Limited                   7,314,247       6.92     14,447,027      13.66      10,534,574       8.84
ANZ Nominees Limited                           14,556,662      13.77     10,286,435       9.73      11,745,244       9.85
National Nominees Ltd                                  --         --             --         --      13,046,782      10.95
Commonwealth Custodial Services Limited         9,424,860       8.91      8,870,420       8.39              --         --


         The Company's shares are all of one class and carry equal voting rights. At May 3, 2004 there were 119,193,841 ordinary shares held by 5,048 shareholders.

B. RELATED PARTY TRANSACTIONS

(a)      Directors

         The names of persons who were directors of the Company during the year ended December 31, 2003 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

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

         At December 31, 2003 there were no loans outstanding to directors.

         A company associated with Mr. Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions. The terms include provision for compensation in the event of termination without due notice. The cost of the services provided to the consolidated entity during 2003 by the company associated with Mr. Fern was $530,000.

         The Company holds unlisted shares in an investment fund of which Mr. Mortimer is Chairman. At December 2003 the Company had invested $412,000 in the fund and has a total commitment to the fund of up to $743,000. Subsequent to balance date the Company invested a further $125,000 in the fund.

         At December 31, 2003, the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities was 27,731,123.

(c)      Controlled entities

         Details of dealings of the Company with wholly owned controlled entities are set out below:

         The aggregate amounts receivable from/and payable to wholly owned entities by the Company at balance date were:

                                            December 31, 2001       December 31, 2002       December 31, 2003
                                                  $'000                   $'000                   $'000
---------------------------------------- ------------------------ ----------------------- -----------------------
Receivables - non-current                         5,278                  14,448                  14,902
Payables - non-current                            7,677                   4,131                   5,661

         At December 31, 2003, the Company had provided against various loans to wholly owned Australian controlled entities.

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

                                         A$                   US$
                                  High       Low        High        Low
                                --------   --------   --------   --------
Year ended December 31, 1999:       0.72       0.19       0.47       0.12

Year ended December 31, 2000:       0.25       0.08       0.16       0.05

Year ended December 31, 2001:       0.19       0.11       0.10       0.06

Year ended December 31, 2002:       0.30       0.14       0.16       0.07
  First Quarter                     0.20       0.14       0.11       0.07
  Second Quarter                    0.24       0.16       0.14       0.09
  Third Quarter                     0.30       0.19       0.16       0.10
  Fourth Quarter                    0.29       0.23       0.16       0.13

Year ended December 31, 2003:
  First Quarter 2003                0.41       0.25       0.30       0.19
  Second Quarter 2003               0.84       0.41       0.62       0.46
  Third Quarter 2003                0.92       0.66       0.68       0.49
  Fourth Quarter 2003               1.13       0.72       0.84       0.54
  First Quarter 2004                1.56       1.04       1.17       0.77

  November 2003                     0.87       0.77       0.65       0.57
  December 2003                     1.13       0.85       0.84       0.63
  January 2004                      1.36       1.04       1.01       0.77
  February 2004                     1.30       1.19       0.97       0.88
  March 2004                        1.56       1.26       1.17       0.94
  April 2004                        1.67       1.18       1.24       0.88

         The following table sets forth for the periods indicated the high and low closing prices per ADR on the U.S. markets, as discussed below, in US dollars:

                                       US$
                                 High       Low
                               --------   --------
Year ended December 31, 1999       2.19       0.38

Year ended December 31, 2000       0.81       0.02

Year ended December 31, 2001       0.47       0.20

Year ended December 31, 2002
   First Quarter                   0.51       0.35
   Second Quarter                  0.68       0.41
   Third Quarter                   0.81       0.50
   Fourth Quarter                  0.81       0.32
Year ended December 31, 2003
   First Quarter                   1.22       0.70
   Second Quarter                  2.79       1.23
   Third Quarter                   2.87       2.10
   Fourth Quarter                  4.15       2.35
   First Quarter 2004              5.90       3.98

   November 2003                   3.10       2.65
   December 2003                   4.15       2.92
   January 2004                    5.45       3.98
   February 2004                   5.13       4.55
   March 2004                      5.90       4.50
   April 2004                      6.15       4.35

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

         As at April 30, 2004, 2,127,112 ADRs were on issue. These were equivalent to 10,635,560 Ordinary Shares or approximately 10% of the Company's issued capital.

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

(g) arrange for the company to be registered or recognised as a body corporate in any place outside Australia; and

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

48.4 The Directors shall also be entitled to be paid or reimbursed for all traveling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, General Meetings of the Company or otherwise in connection with the business or affairs of the Company.

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

70.7 The Board may retain the Dividends on which the Company has a charge and may apply the same in or towards satisfaction of the calls, installments or sums owing in respect of which the charge exists.


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

10.2     Calls may be made payable by installments.

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

10.7 Any amount that, by the terms of issue of a Share or otherwise, is payable at any fixed time or by installments at fixed times, is payable as if it were a call duly made by the Directors and of which due notice had been given. If the amount is not paid when due, the provisions of this Constitution as to payment of interest, expenses, forfeiture or otherwise apply as if the amount had become payable by virtue of a call duly made and notified.

10.8 The joint holders of Shares are severally as well as jointly liable for the payment of all amounts of installments and calls in respect of such Shares.

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

                  (iii) that notice of the call was duly given to the registered holder of the Shares in accordance with clause 10.3, or (in the case of calls or installments payable at fixed times by the terms of issue of the Share), those terms; and

                  (iv)     that the sum or call has not been paid;

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

E. TAXATION

AUSTRALIAN TAXATION

         Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are U.S. residents will not be subject to Australian income or Australian withholding taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to U.S. resident shareholders. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the bilateral taxation convention between Australia and the United States (the "Treaty"), the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%. Refer, however, to "Changes to the Treaty," below.

         Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is a FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of a FDA dividend gives rise to a debit in the Company's FDA account. The Australian Federal Government is considering the extension of the dividend withholding tax exemption to all types of foreign income derived by an Australian company.

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

         Broadly, subject to the two exceptions mentioned below, the existing tax treatment of dividends paid to U.S. residents will continue; that is, no withholding tax will be imposed on the franked component of dividends paid to a U.S. resident shareholder and 15% withholding tax will be imposed on the unfranked component of dividends. The two exceptions are:

         (a) no withholding tax will be imposed on unfranked dividends paid to a U.S. resident company which is beneficially entitled to 80% of the voting power (for a 12 month period prior to the date the dividend is declared) of the Company and the U.S. resident company satisfies a public listing requirement; and

         (b) a withholding tax limit of 5% will apply to unfranked dividends paid to a U.S. resident company that holds at least 10% of voting power in the Company but does not meet the 80% test mentioned above.

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

         The Company does not believe that it currently constitutes a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

         Foreign Investment Company

         If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned (including through ownership of ADRs), directly or indirectly (pursuant to rules of constructive ownership), by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), and
(b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC"), causing all or part of any gain realized by a U.S. Holder selling or exchanging ADRs of the Company to be treated as ordinary income rather than capital gain. The Company does not believe that it currently constitutes a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

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

         The Company does not believe that it currently constitutes a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own tax advisor regarding the CFC rules and how these rules may affect their U.S. federal income tax situation.

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

     The Company provides a link to the SEC's website on its internet website, www.petsec.com.au. Information on the Company's website does not constitute part of this Annual Report. You may also contact the Company in the U.S.A. at 337-989-1942, extension 208, for paper copies of these reports free of charge.

I. SUBSIDIARY INFORMATION

     Not applicable.

      ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risk from adverse changes in commodity prices and interest rates as discussed below.

         Commodity Price Risk. The Company is an oil and gas exploration and production company, and, thus sells natural gas and crude oil. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. During 2003, the Company used a natural gas swap agreement as a hedge to reduce the risk of price fluctuations on a portion of its future production. In the future, the Company will continue to use swaps and may use other derivative financial instruments such as collars as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of commodity price fluctuations. The Company uses the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments are generally recognized in the same period as the sale of the hedged production is recognized. See "Item 5 - Operating and Financial Review and Prospects -- Hedging Transactions." The Company does not enter into derivative financial instruments for speculative or trading purposes.

         The following table shows information on the Company's fixed price gas swap in place for 2004 as of December 31, 2003:

                                              Notional Quantity      Fixed Price Received     Approximate Fair Value at
Date of Agreement      Remaining Term          (MMBtu per day)            per MMBtu               December 31, 2003
------------------- ---------------------- ------------------------ ----------------------- -------------------------------
November 14, 2003      January through              4,000                   $5.16                     ($346,000)
                         March 2004

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

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                 Not applicable


                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         The Company had no material defaults, dividend arrearages or delinquencies in fiscal year ended December 31, 2003.

   ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
                                   OF PROCEEDS

                                 Not applicable

                        ITEM 15 - CONTROLS AND PROCEDURES

         Each of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. These disclosure controls and procedures are those controls and other procedures the Company maintains, which are designed to ensure that all of the information required to be disclosed by the Company in all of its combined and separate periodic reports filed with the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in their reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow those persons to make timely decisions regarding required disclosure. No significant deficiencies or material weaknesses were detected. Subsequent to the date when the disclosure controls and procedures were evaluated, there have not been any significant changes in our controls or procedures or in other factors that could significantly affect such controls or procedures.

                   ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

         Our Board of Directors has determined that it has at least one financial expert serving on its Audit Committee in the person of Mr. David A. Mortimer, Chairman of the Audit Committee.

                            ITEM 16B - CODE OF ETHICS

         We have adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Our code that applies to these officers of our company is filed as Exhibit 99.3 of this annual report.

                ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table presents fees for professional audit services rendered by KPMG for the audit of the Company's annual financial statements for 2002 and 2003, and fees billed for other services rendered by KPMG.

                                               2002              2003
---------------------------------------- ----------------- -----------------
Audit fees                                 $   33,372        $   78,506
All other fees (1)                             14,432                --
  Total fees (2)                           $   47,804        $   78,506


(1) All other fees consisted principally of fees for audits of workers compensation insurance declarations and consultation on matters concerning liquidation of dormant Australian subsidiaries of the Company.

(2) Total fees include amounts billed in foreign currencies, and are translated to US Dollars as of the date of approval of the fees.

      ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                                 Not Applicable.

     ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

                                 Not applicable.


                                    PART III

                         ITEM 17 - FINANCIAL STATEMENTS

                       Not applicable - see Item 18 below.

                         ITEM 18 - FINANCIAL STATEMENTS

         The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-30 of this Form 20-F.

                               ITEM 19 - EXHIBITS

EXHIBITS

         1.1 Constitution of the Company, incorporated herein by reference to
         Exhibit 23.1 to Form 20-F for the Company for the year ended December 31, 2000 (File No. 0-28608).

         8.1 Subsidiaries of the Company

         31.1 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         31.2 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         32.1 Certification of CEO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

         32.2 Certification of CFO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

         99.1 Consent of Independent Auditors

         99.2 Consent of Independent Petroleum Engineers

         99.3 Code of Ethics

                                   SIGNATURES

         The Registrant, Petsec Energy Ltd, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Fiona A. Robertson

Fiona A. Robertson
Chief Financial Officer

P e t s e c   E n e r g y   L t d
ACN 000 602 700









================================================================================
US Dollar Financial Statements
Under US Generally Accepted
Accounting Principles
December 31, 2003




Consolidated Balance Sheets                                                F2

Consolidated Statements of Operations                                      F3

Consolidated Statements of Comprehensive Income (Loss)                     F4

Consolidated Statements of Cash Flows                                      F5

Notes to the Consolidated Financial Statements                             F6
Independent Auditor's Report                                              F30







                                       F1

CONSOLIDATED BALANCE SHEETS
Petsec Energy Ltd and subsidiaries


                                                                         December 31      December 31
                                                                             2002            2003
                                                                        -------------    -------------
(US dollars, in thousands)

ASSETS (NOTE 1(b))
Current assets
     Cash                                                               $         596    $      12,462
     Deposits (note 12)                                                            --              381
     Trade debtors                                                                201            3,663
     Other receivables                                                            453              104
     Investment securities (note 5)                                             1,000               --
     Prepayments                                                                   35              367
                                                                        -------------    -------------
     Total current assets                                                       2,285           16,977
                                                                        -------------    -------------

Non-current assets
     Deposits (notes 9(a) and 12)                                                 675            1,734
     Proved and unproved oil and gas properties (note 18)                      10,651           19,157
     Investment securities (note 5)                                               311              345
     Property, plant and equipment (note 6)                                       144              231
     Deferred tax assets (note 2)                                                 140               --
                                                                        -------------    -------------
         Total non-current assets                                              11,921           21,467
                                                                        -------------    -------------
Total assets                                                            $      14,206    $      38,444
                                                                        -------------    -------------

LIABILITIES AND SHAREHOLDERS' EQUITY (NOTE 1(b))
Current liabilities
     Accounts payable and accrued liabilities (note 7)                  $       2,989    $       7,093
     Share subscriptions received in advance (note 10)                             --            7,253
     Short-term loans (note 9(a))                                                  --              328
                                                                        -------------    -------------
         Total current liabilities                                              2,989           14,674
                                                                        -------------    -------------

Long-term liabilities
     Deferred tax liabilities (note 2)                                            840               --
     Other accrued liabilities (note 8)                                           129              567
                                                                        -------------    -------------
         Total long-term liabilities                                              969              567
                                                                        -------------    -------------
Shareholders' equity
     Share capital - 250,000,000 (2002: 250,000,000) authorized ordinary shares of 20 Australian cents each. Shares issued
     105,736,041 (2002: 105,736,041). (notes 10 and 11)                       120,701          120,791
     Accumulated other comprehensive loss (note 11)                            (2,376)          (2,611)
     Accumulated deficit                                                     (108,077)         (94,977)
                                                                        -------------    -------------
         Total shareholders' equity (note 11)                                  10,248           23,203
                                                                        -------------    -------------
Total liabilities and shareholders' equity                              $      14,206    $      38,444
                                                                        -------------    -------------



See accompanying notes to consolidated financial statements.


                                       F2

CONSOLIDATED STATEMENTS
OF OPERATIONS
Petsec Energy Ltd and subsidiaries


                                                                                Twelve months ended
                                                                December 31       December 31        December 31
                                                                    2001              2002              2003
                                                               --------------    --------------    --------------
(US dollars, in thousands except earnings per share)

Oil and gas sales (net of royalties payable)                   $           --    $           --    $       23,270
Oil and gas royalties                                                      --               201             1,949
                                                               --------------    --------------    --------------

Total revenues                                                 $           --    $          201    $       25,219
                                                               --------------    --------------    --------------

Operating expenses
     Lease operating expenses                                              --                --             1,557
     Depletion, depreciation and amortization                              28                34             6,574
     Exploration expenditure                                              422             1,176             1,329
     Dry hole and abandonment costs                                       877             1,066                --
     Impairment expense                                                    --                --                38
     General, administrative and other expenses                         1,264             1,691             3,519
     Stock compensation expense                                            11                40                90
                                                               --------------    --------------    --------------
     Total operating expenses                                           2,602             4,007            13,107
     Profit (loss) on sale of assets                                        9                (8)               --
                                                               --------------    --------------    --------------
     Income (loss) from operations                                     (2,593)           (3,814)           12,112

Other income                                                              200               137               364
Interest expense                                                           --                --               (10)
Interest income                                                           447               136               142
                                                               --------------    --------------    --------------
     Income (loss) before income tax and extraordinary items           (1,946)           (3,541)           12,608
Income tax benefit (note 2)                                                 8               254               492
                                                               --------------    --------------    --------------
     Net income (loss) before extraordinary items              $       (1,938)   $       (3,287)   $       13,100
Extraordinary items (net of nil tax)
     Recognition of deferred gain on subsidiary
         emergence from bankruptcy (note 1(b))                         37,147                --                --
     Distribution from bankruptcy trustee (note 1(b))                   1,103                --                --
                                                               --------------    --------------    --------------

     Net income (loss)                                         $       36,312    $       (3,287)   $       13,100
                                                               --------------    --------------    --------------


Earnings (loss) per common share (note 3)
 - basic, before extraordinary gain                            $        (0.02)   $        (0.03)   $         0.12
 - basic, after extraordinary gain                             $         0.34    $        (0.03)   $         0.12

 - diluted, before extraordinary gain                          $        (0.02)   $        (0.03)   $         0.12
 - diluted, after extraordinary gain                           $         0.34    $        (0.03)   $         0.12


See accompanying notes to consolidated financial statements.


                                       F3

CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
Petsec Energy Ltd and subsidiaries


                                                                                Twelve months ended
                                                                     December 31    December 31     December 31
                                                                         2001           2002            2003
                                                                     ------------   ------------    ------------
(US dollars, in thousands)

Net income (loss)                                                    $     36,312   $     (3,287)   $     13,100

Other comprehensive income (loss)
     Foreign currency translation adjustments                                 214            (89)            (26)
     Deferred loss on hedging activities                                       --             --            (346)
     Aggregate income tax benefit (expense) related to other
         comprehensive income                                                  --             --             137
                                                                     ------------   ------------    ------------

Comprehensive income (loss)                                          $     36,526   $     (3,376)   $     12,865
                                                                     ------------   ------------    ------------



See accompanying notes to consolidated financial statements.


                                       F4

CONSOLIDATED STATEMENTS
OF CASH FLOWS
Petsec Energy Ltd and subsidiaries

                                                                           Twelve months ended
                                                              December 31      December 31       December 31
                                                                 2001             2002              2003
                                                             -------------    -------------    -------------
(US dollars, in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                            $      36,312    $      (3,287)   $      13,100
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
- depletion, depreciation and amortization                              28               34            6,574
- dry holes and abandonments                                           877            1,066               --
- impairment expense                                                    --               --               38
- (gain) loss on sale of investments/assets                             (9)               8               --
- recognition of deferred gain                                     (37,147)              --               --
- gain on distribution from bankruptcy trustee                      (1,103)              --               --
- employee stock compensation                                           11               40               90
- deferred income tax benefit                                           --             (254)            (492)
Changes in operating assets and liabilities:
- accounts receivable                                                   --             (546)          (3,462)
- other current assets                                                  (9)               9               17
- accounts payable and accrued liabilities                            (127)             215            3,162
- other accrued liabilities                                              1              (13)            (438)
                                                             -------------    -------------    -------------
Net cash provided by (used in) operating activities                 (1,166)          (2,728)          18,589
                                                             -------------    -------------    -------------

INVESTING ACTIVITIES
     Additions to oil and gas properties                              (965)          (6,487)         (13,372)
     Additions to investments and certificates of deposit              (63)          (1,698)          (1,453)
     Proceeds of asset disposals                                         9                1               --
     Distribution from bankruptcy trustee                            1,103               --               82
     Distribution from investments                                      20               14            1,169
                                                             -------------    -------------    -------------
Net cash provided by (used in) investing activities                    104           (8,170)         (13,574)
                                                             -------------    -------------    -------------

FINANCING ACTIVITIES
     Payment of short-term loans                                        --               --             (402)
     Proceeds from share subscriptions received in advance              --               --            7,253
                                                             -------------    -------------    -------------
         Net cash provided by financing activities                      --               --            6,851
                                                             -------------    -------------    -------------
Increase (decrease) in cash                                         (1,062)         (10,898)          11,866
Cash at the beginning of the period                                 12,556           11,494              596
                                                             =============    =============    =============

CASH AT THE END OF THE PERIOD                                $      11,494    $         596    $      12,462
                                                             -------------    -------------    -------------


See accompanying notes to consolidated financial statements.



                                       F5

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES


The significant accounting policies which have been adopted in the preparation of this financial report are:


(a) Description of business

Petsec Energy Ltd ("the Company") is an independent exploration, development and production company operating in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China. The primary business of the Company is exploration, development and production of oil and gas; therefore, the Company is directly affected by fluctuating economic conditions in the oil and gas industry. During the year the Company earned revenue from oil and gas production and royalty interests. The Company only earned revenue from royalty interest during 2002.

(b) Basis of preparation

The financial statements have been prepared on a going concern basis in accordance with US GAAP, with the US dollar as the reporting currency.

The following information is provided for comparative purposes.

On April 13, 2000, the consolidated entity's U.S. subsidiary, Petsec Energy Inc. ("PEI"), filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court. Petsec Energy Ltd's control over PEI was significantly impaired as a result of the protection PEI was entitled to receive under the U.S. Bankruptcy Act. Consequently the directors decided to deconsolidate PEI from the consolidated entity's financial statements as at April 13, 2000 unless and until control was re-established.

The gain, resulting from the deconsolidation of PEI, had been deferred until all obligations were extinguished, which was considered to be as of the date PEI emerged from Chapter 11. An agreement was reached between and among PEI, Petsec (U.S.A.) Inc. a Nevada Corporation and wholly owned subsidiary of PEL, as equity owner ("PUSA"), certain senior management of PEI, the Official Committee of Unsecured Creditors and certain holders of the 9 1/2 % Notes to sell PEI or all of its assets, and for an agreed distribution of the sale proceeds to PEI's creditors, PUSA, as equity owner, and certain of PEI's senior management team in the United States. The sale of PEI's assets was completed in December 2000 pursuant to the Bankruptcy Court approved Plan of Reorganization. In accordance with the distribution scheme under the Plan of Reorganization the Company received approximately US$1.1 million in 2001. PEI emerged from Chapter 11 on January 16, 2001, consequently the financial effect of emerging from Chapter 11 was recorded in the December 31, 2001 financial statements. PEI's emergence from bankruptcy resulted in the recognition of an extraordinary gain of $37.1 million in 2001 as a result of the forgiveness of liabilities.

On January 6, 2004 the Company completed a placement of 12,846,800 shares at A$0.95 per share arranged in December 2003, raising a total of A$11.6 million or US$8.6 of which A$9.8 million or US$7.3 had been received prior to the end of the financial year and recorded as a current liability in share subscription received in advance. Immediately after the share placement, 118,582,841 shares were outstanding.


(c) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries ("the Group"). All significant intercompany balances and transactions have been eliminated in consolidation.


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

Unproved oil and gas properties are periodically assessed on a property-by-property basis, and a loss is recognized to the



                                       F6
extent, if any, that the cost of the property has been impaired.

The Company assesses the impairment of capitalized costs of proved oil and gas properties on a field-by-field basis, utilizing its current estimate of future revenues and operating expenses associated with proved reserves. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows. During 2003, the Company recorded impairment of $38,000 on a lease that will expire during 2004.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion, depreciation and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.

The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") effective January 1, 2003. See Note 8 - Other Accrued Liabilities. Upon adoption, the Company recorded estimated non-current well abandonment and reclamation liabilities of nil.

(e) Depreciation - other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

                                                           Method      Estimated
                                                                     useful life
                                                                        in years


Furniture and fittings                                  Straight line 5 to 7
Office machines and
  equipment                                             Straight line 3 to 5
Leasehold improvements                                  Straight line 5 to 7

(f) Investments

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

         (ii) Investment securities

Investment securities at December 31, 2003 and 2002 consist of equity securities. The Company classifies its equity securities into trading or available-for-sale.

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

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(g) Revenue recognition

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


                                       F7

(h) Derivative instruments and hedging activities

From time to time, the Company uses derivative instruments, such as natural gas swaps, to reduce the risk of price fluctuations on a portion of its future production. The Company will generally limit its hedges to 50% of its anticipated production.

Under SFAS No. 133, as amended, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. The cash settlement of effective cash flow hedges is recorded into revenue in the same period that the underlying hedged production occurs. Instruments not qualifying for hedge accounting treatment, if any, are recorded in the balance sheet and changes in fair value are recognized in earnings as derivative expense (income). At December 31, 2003, the Company's natural gas swap agreements were considered effective cash flow hedges. The related liability is recorded in accounts payable and accrued liabilities (see
Note 7). The Company uses a regression analysis to retrospectively test the effectiveness of the swaps. Hedging losses recorded during 2003 were less than $0.1 million. (See Note 9 - Financing arrangements, liquidity and financial instruments disclosure). During 2001 and 2002 no derivative instruments were entered into.

(i) Employee entitlements

The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees' services provided up to balance date. The provision has been calculated based on estimated wages to be paid out and salary rates and includes related on-costs. Employer contributions to superannuation funds are charged against earnings. Further information is set out in Note 12.

A liability is recognized for employee incentive plans based on a percentage of operating profits.

(j) Income taxes

The Company accounts for income taxes following the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where realization of a deferred tax asset is not considered more likely than not a valuation allowance is established. See note 2 for further discussion.


(k) Foreign currency translation

Substantially all of the Company's oil and gas operations are conducted in US dollars. The Company generally maintains its surplus cash balances in US dollar accounts. However, at December 31, 2003, approximately $7.5 million was held in Australian dollar accounts (A$10.1 million). The amounts deposited in Australian dollar accounts included $7.3 million received for share subscriptions received in advance of a January 6, 2004 share offering (see note 10 - Share Capital).

Foreign currency transactions are translated at the rates of exchange ruling at the date of the transactions. Amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account in earnings as exchange gains or losses in the financial period in which the exchange rates change. The Company had no significant foreign exchange gains or losses during each of the last three years.

The balance sheets of the Company and its Australian subsidiaries are translated at the rates of exchange ruling at balance date. The statements of operations are translated at an average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve and form part of the accumulated other comprehensive loss.



                                       F8

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:


                              Twelve months ended
                                 December 31,
                         2001        2002        2003
                         ----        ----        ----
Average
exchange rate           0.5075      0.5391      0.6515
Exchange rate at
period end              0.5062      0.5598      0.7431

(l) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(m) Stock compensation

The Company has an Employee Option Plan and issues options to employees and certain consultants of the Company to purchase stock in the Company.

The Company recognizes stock compensation expense in respect of the options granted to the Company's employees and certain consultants in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", under which it recognizes the fair value of all stock-based awards on the date of grant as expense over the vesting period. The amount is recorded as an increase to share capital.


The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 2003 were 1.2 to 4.5 years (weighted average 3.4 years); 86.90%; 0% and 5.53% per annum, respectively; 1.3 to 4.3 years (weighted average 2.8 years); 77.10%; 0% and 4.68% per annum, respectively, in 2002. No options were issued in 2001. The average fair value per option granted in 2003 using the Black Scholes valuation method was A$0.30 per option (2002: A$0.07).

(n) Receivables

The collectability of debts is assessed at reporting date and specific provision is made for any doubtful debts.

Trade debtors

Trade debtors to be settled within 30 to 60 days are carried at amounts due.


(o) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant items subject to such estimates and assumptions include impairment of oil and gas properties, depreciation, depletion and amortisation of capitalised costs and income taxes. Actual results could differ from those estimates.

(p) Recently Issued Accounting Standards

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December
2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003.

         The Company is required to apply FIN 46 or FIN 46R immediately to enterprises with variable interest created after January 31, 2003. For interest in variable interest entities which were created prior to February 1, 2003, FIN 46R is effective for the Company for periods from January 1, 2004.

         The Company is continuing to evaluate the impact of FIN 46R to possible variable interest entities the Company may have an interest in at January 1, 2004.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and


                                       F9
equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

(q) Recently Adopted Accounting Standards

In June 2001, FASB Statement No. 143, Accounting for Asset Retirement Obligations, was issued. Statement No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. Upon adoption, the Company recorded estimated non-current well abandonment and reclamation liabilities of nil.

In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Statement No. 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied in fiscal years beginning after May 15, 2002. The provisions of Statement 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 had no effect on the Company's financial statements.

In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company adopted SFAS No. 146 for the year ended December 31, 2003. The adoption had no impact on the Company's financial statements.

In November 2002, FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation has not resulted in any additional disclosure as the Company has not provided any guarantees of indebtedness to others.

In December 2002, FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123, was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of



                                      F10

Statement 123 to require prominent disclosures in both annual and interim financial statements. The adoption had no impact on the Company's financial statements.

In December 2003, FASB Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally was effective for fiscal years ending after December 15, 2003. The adoption had no impact on the Company's financial statements.




                                      F11

2. INCOME TAXES

Income (loss) before income taxes for the years ended December 31, 2001, 2002 and 2003 were taxed under the following jurisdictions:


                                               Twelve months ended
                                    December 31     December 31     December 31
                                       2001            2002            2003
                                   ------------    ------------    ------------
(US dollars, in thousands)

Australia                          $       (489)   $       (846)   $     (1,091)
U.S.                               $     (1,457)   $     (2,695)   $     13,699
                                   ------------    ------------    ------------
                                   $     (1,946)   $     (3,541)   $     12,608
                                   ------------    ------------    ------------

The U.S. jurisdiction income for December 31, 2001, included a non assessable extraordinary gain of $37.1 million arising on the forgiveness of liabilities as a result of a subsidiary emerging from bankruptcy, and a taxable extraordinary gain of US$1.1 million, being the distribution from the bankruptcy trustee. Tax payable on this distribution was sheltered using carried forward net operating losses.

Income tax expense (benefit) is presented below:

                                                        Twelve months ended
                                            December 31     December 31     December 31
                                                2001            2002             2003
                                            ------------    ------------    ------------
(US dollars, in thousands)

CURRENT:
Australia                                   $         (8)   $         --    $         --
U.S.                                        $         --    $         --    $        250
                                            ------------    ------------    ------------
                                            $         (8)   $         --    $        250
                                            ------------    ------------    ------------

Deferred:
Australia                                   $         --    $       (254)   $       (742)
U.S.                                        $         --    $         --    $         --
                                            ------------    ------------    ------------
                                            $         --    $       (254)   $       (742)
                                            ------------    ------------    ------------

Income tax expense (benefit)                $         (8)   $       (254)   $       (492)
                                            ------------    ------------    ------------



Income tax expense (benefit) differed from the amounts computed by applying an income tax rate of 30% (the statutory rate in effect in Australia) (2002: 30%, 2001: 34%) to income (loss) before income taxes and extraordinary items as a result of the following:


                                                                           Twelve months ended
                                                               December 31     December 31     December 31
                                                                   2001            2002            2003
                                                               ------------    ------------    ------------
(US dollars, in thousands)

Computed "expected" tax expense (benefit)                      $       (662)   $     (1,062)   $      3,782

Increase (reduction) in income taxes resulting from:
     Current year tax losses not recognised                             654             808             317
     Utilisation of tax losses not previously recognised                 --              --          (3,592)
     Reversal of contingencies                                           --              --            (977)
     Other                                                               --              --             (22)
                                                               ------------    ------------    ------------
                                                               $         (8)   $       (254)   $       (492)
                                                               ------------    ------------    ------------




                                      F12

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 are presented below.


                                                            December 31      December 31
                                                               2002             2003
                                                           -------------    -------------
                                                              (US Dollars, in thousands)
Deferred tax assets:
Employee entitlement provisions                            $         140    $         268
Tax credit carryforward                                               --              250
Net operating loss carry forward                                  22,748           18,942
Total deferred tax assets                                  $      22,888    $      19,460
                                                           -------------    -------------

     Less valuation allowance (1)                                (22,748)         (17,419)
                                                           -------------    -------------
     Net deferred tax assets                                         140            2,041
Deferred tax liabilities
Proved and unproved oil and gas properties                            --           (2,030)
Net unrealized foreign exchange gains transferred to the
     foreign currency translation reserve                  $        (840)   $         (11)
                                                           -------------    -------------
Total deferred tax (liability)                             $        (840)   $      (2,041)
                                                           -------------    -------------

Net deferred tax asset/(liability)                         $        (700)   $          --
                                                           -------------    -------------


(1) At January 1, 2001, the valuation allowance was $62,686,000. During 2001, the valuation allowance decreased by $41,549,000. In 2002, the valuation allowance increased by $1,611,000. During 2003, the valuation allowance decreased by $5,329,000.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2003, the Company has gross operating loss carryforwards for Australian income tax purposes of approximately US$2.3 million which are available to offset future taxable income. These losses have no expiry.

At December 31, 2003 the Company has gross operating loss carryforwards of $50.7 million for United States Federal and State income tax purposes. The carryforwards from previous tax periods will expire from 2016 through 2021.

The Company has alternative minimum tax credit carryforwards of $250,000, which are available to reduce future U.S. Federal regular income taxes, if any, over an indefinite period.


                                      F13

3.   EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares.

                                                                     Twelve months ended
                                                         December 31      December 31    December 31
                                                             2001             2002            2003
                                                         -------------   -------------   -------------
                                                                          (in thousands)
Weighted average number of ordinary shares used in the
     calculation of the basic earnings per share               105,752         105,736         105,736
Incremental shares                                                  --              --           2,047
                                                         -------------   -------------   -------------
Weighted average number of ordinary shares used in the
     calculation of the diluted earnings per share             105,752         105,736         107,783
                                                         -------------   -------------   -------------

A difference between the weighted average number of ordinary shares used for basic and diluted earnings per share arises due to the dilutive effect of unexercised employee stock options. The incremental common stock equivalents were calculated using the treasury stock method. There was no difference between the basic and diluted weighted average number of ordinary shares in 2001 and 2002 as the exercise price of the options in 2001: 549,000; 2002: 3,628,000 was above the average market price, and therefore were anti-dilutive.

On January 6, 2004 the Company completed a placement of 12,846,800 shares, which was arranged in December 2003. Immediately after the share placement, 118,582,841 shares were outstanding. (See Note 9 - Share capital).


4. INTERESTS IN JOINT VENTURES

Included in the assets of the Company are the following items which represent the Company's interest in the assets and liabilities in joint ventures:

                                                                         December 31      December 31
                                                                             2002            2003
                                                                        -------------    -------------
                                                                          (US Dollars, in thousands)
LEASE PERMITS AND CAPITAL EXPENDITURE
     - Main Pass 89                                                     $         102    $         102
     - West Cameron 343                                                         4,148            5,725
     - West Cameron 352                                                         3,479            4,670
     - Block 22/12, Beibu Gulf                                                    125              981
                                                                        -------------    -------------
                                                                        $       7,854    $      11,478
                                                                        -------------    -------------

THE CONTRIBUTION OF THE CONSOLIDATED ENTITY'S JOINT VENTURE INTERESTS
TO THE OPERATING PROFIT:
     - United Lands #1                                                  $           7    $          --
     - West Cameron 343                                                            --           11,589
     - West Cameron 352                                                            --            3,630
     - Block 22/12, Beibu Gulf                                                 (1,041)            (302)
                                                                        -------------    -------------
                                                                        $      (1,034)   $      14,917
                                                                        -------------    -------------

The principal activity of all the joint venture operations is oil & gas exploration and development for production. Listed below is the name of each of the joint-venture operations and the percentage interest held in the joint venture by the consolidated entity:

                                              Working Interest held   Working Interest held
                                                      2002                    2003
     Main Pass 89                                     30.0%                  30.0%
     United Lands #1                                   7.5%                   -
     West Cameron 343                                 75.0%                  75.0% to 100.0%
     West Cameron 352                                 75.0%                  56.3% to 75.0%
     Block 22/12, Beibu Gulf                          25.0%                  25.0%

                                      F14

5. INVESTMENTS


     Current
     Investment in equity funds                 $       1,000    $          --
                                                -------------    -------------

     Non-current
     Listed shares at cost                      $          22    $          45
     Provision against investment                         (22)             (30)
     Unlisted shares at cost                              311              330
                                                -------------    -------------
                                                $         311    $         345
                                                -------------    -------------

6 PROPERTY, PLANT AND EQUIPMENT

     - at cost                                  $         341    $         541
     - accumulated depreciation                          (197)            (310)
                                                -------------    -------------
                                                $         144    $         231
                                                -------------    -------------

7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Current
     Trade creditors                            $       1,706    $       1,038
     Employee related liabilities                          24              358
     Swap liabilities                                      --              346
     Other creditors and accruals                       1,259            5,351
                                                -------------    -------------
                                                $       2,989    $       7,093
                                                -------------    -------------


8 OTHER ACCRUED LIABILITIES - NON-CURRENT

     Employee entitlements provision            $         129    $         286
     Asset retirement obligations                          --              281
                                                -------------    -------------
                                                $         129    $         567
                                                -------------    -------------

The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" effective January 1, 2003. During 2003, in accordance with SFAS No. 143, the Company recorded the fair value of its retirement obligations associated with it operations at West Cameron 343/352 in the Gulf of Mexico. Production from West Cameron 343/352 commenced in 2003. The retirement obligations arise out of the legal requirement for the Company to plug wells and remove facilities and equipment from the property at the end of the property's useful life. The associated asset retirement costs were also capitalised as part of the carrying amount of the oil and gas properties. The liabilities for the asset retirement obligations were discounted and accretion expense was recognised using the credit-adjusted risk-free interest rate in effect when the liabilities were initially recognised (ranging from 9% to 10% per annum).

The following table shows the changes to our asset retirement obligations during 2003.


                                                                       Year ended
                                                                       December 31
                                                                          2003
                                                                --------------------------
                                                                (US Dollars, in thousands)
Initial asset retirement obligations at January 1, 2003               $          --
Liabilities incurred during the period                                          263
Accretion expense                                                                18
                                                                      -------------
Asset retirement obligation at the end of the period                  $         281
                                                                      -------------


                                      F15

9. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND CONCENTRATIONS


(a) Financing arrangements

At December 31, 2003, the consolidated entity had a short-term loan relating to its U.S. oil and gas operations of $328,000 (2002: Nil), held in the accounts of Petsec Energy Inc. a wholly owned subsidiary. The interest charge on this liability is 4.9% pa.

Effective February 20, 2004, PEI entered into a $2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of $1.7 million of cash collateral previously posted to secure surety bonds issued to the MMS. In connection with the facility, letters of credit totaling $2.0 million are outstanding as of April 30, 2004. The letters of credit secure bonding and potential plug and abandonment and environmental contingent liabilities in connection PEI's oil and gas operations.

The credit agreement is secured by mortgages on PEI's interests in its Gulf of Mexico oil and gas properties and by funds held on deposit with the lender. The credit facility also contains financial covenants that require PEI to (1) maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and (2) a ratio of current assets to current liabilities of at least one to one.

See Note 11 - Commitments and contingencies.

(b) Interest rate risk exposures

At December 31, 2003, the weighted average interest rate for cash deposits was 3.20% per annum (2002: 1.50%). During the year, cash deposits were primarily held in US dollars. However, at December 31, 2003, approximately $7.5 million was held in Australian dollar accounts (A$10.1 million). The amounts deposited in Australian dollar accounts included $7.3 million received for share subscriptions in late December 2003, in advance of a January 6, 2004 share offering (see note 9 - Share Capital).other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

(c) Foreign exchange exposures

During 2001, 2002 and 2003, operating costs were incurred in both Australian and US dollars. However, for 2002 and 2003, a substantial majority of operating costs were transacted in US dollars.

Throughout 2002 and 2003, and except for the monies received in December 2003, in advance of the January 6, 2004 share offering, the consolidated entity predominantly held the majority of its liquid funds in US dollars.

Fluctuations in the Australian dollar/US dollar exchange rate have not had a material impact on the underlying performance of the consolidated entity. The consolidated entity's policy is not to hedge the Australian dollar/US dollar exchange rate risk except through natural hedging techniques such as maintaining cash balances in US dollar accounts to support operations conducted in US dollars.

(d) Commodity price exposures and hedges

The income of the consolidated entity is affected by changes in natural gas and crude oil prices, and from time to time, the Company undertakes various operating and financial transactions (forward sales agreements and swap contracts involving NYMEX commodity prices for natural gas) to reduce its exposure to these changes. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The consolidated entity has proved reserves of these commodities sufficient to cover all these transactions and it only enters into such transactions to match a portion of its anticipated physical production and reserves.

Forward sales agreements. At December 31, 2003, the consolidated entity had the following outstanding forward sales commitments:

         - 4,000 MMBtu/day of production for the period January 1, 2004 through to February 29, 2004 at a net realised fixed price of US$4.87/MMbtu (million British thermal units).



                                      F16

9. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND CONCENTRATIONS (CONTINUED)


The Company accounts for forward sales agreements as ordinary sales.

Swaps. In a swap agreement the consolidated entity receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the consolidated entity will pay the difference to the counterparty.

At December 31, 2003, the consolidated entity had the following outstanding swap agreements maturing monthly:

- swap agreements for the sale of 4,000 MMBtu per day of natural gas at an agreed fixed price of US$5.16/MMbtu for the period January 1, 2004 through to March 31, 2004.

The Company has determined that these swap agreements are highly effective hedges and thus qualify for hedge accounting treatment. Accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

At December 31, the Company estimated that the loss it would incur to settle the swap agreements before their expiration, if it had so elected, would have been approximately $0.3 million. There were no hedge instruments outstanding at December 31, 2002. The obligation for the swap agreements, which was estimated based on their mark to market, is recorded in accounts payable and other accrued liabilities. Cash collateral of $0.4 million has been provided to counterparties against the estimated swap liability.

The termination values for swap agreements will vary with movements in market prices until the contracts mature.

The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit risk on derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized ratings agency. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company has limited the duration of the transactions and the percentage of the Company's expected aggregate oil and gas production that may be hedged.

(e) Operating cash flow

In 2001 and 2002, the Company's operations did not generate sufficient cash flow to cover its current obligations, and the Company had to draw from cash on hand to fund its operating losses and investments while it was re-establishing itself as a profitable oil and gas exploration, development, and production company.

After regaining control of PEI in 2001, the Company began an exploration and development program. Successful oil and gas discoveries in 2002 resulted in profitability and significant operating cash flows in 2003. The Company expects that it will be able to continue to generate sufficient operating cash flows to be a going concern for the foreseeable future.

(f) Concentrations and other credit risk exposures

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its short-term invested cash and cash equivalents on deposit with major financial institutions. The Company does not believe significant credit risk exists with respect to these cash deposits at December 31, 2003.

All of the Company's revenues are related to the production and sales of oil and gas in the Gulf of Mexico. During 2003, approximately 67% of the Company's oil and gas sales were made to Occidental Energy Marketing, Inc. and 32% were made to Reliant Energy Services, Inc. The Company typically sells all of its monthly gas production to only one or two purchasers. At December 31, 2003, substantially all of the Company's outstanding accounts receivable were due from Reliant Energy.


                                      F17

9. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND CONCENTRATIONS (CONTINUED)


The Company monitors its purchasers for developments that may indicate whether the purchaser is having financial difficulty. Also, when we deem it appropriate, we require the parent companies of our purchasers to give us a guarantee that the parent will pay any delinquent obligations of their subsidiary. If factors indicate that collection of accounts receivable are doubtful, the Company will record a bad debt provision. However, for the years presented, the Company has not recorded any bad debt expense.

The Company also obtains insurance and related products to reduce it exposure to certain operating risks that are inherent to oil and gas operations. The level of insurance coverage obtained is based on the Company's judgment of what is reasonable and appropriate, industry practice and legal and contractual requirements. To reduce the risk that an insurer would be unable to pay on future claims, if any, the Company only obtains its insurance from underwriters with acceptable credit ratings determined by a recognized ratings agency.

(g) Fair values of financial assets and liabilities

The carrying values of cash and cash equivalents, receivables, accounts payable and other financial liabilities are estimated to approximate fair values because of their short maturity.


10. SHARE CAPITAL

                                                                 December 31     December 31
                                                                    2002             2003
                                                                -------------   -------------
                                                                  (US Dollars in thousands)
Issued capital
Stated value A$0.20 per share (250,000,000 authorised shares)
105,736,041shares outstanding (2002: 105,736,041 shares)
Ordinary shares fully paid                                      $     120,701   $     120,791
                                                                -------------   -------------

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

On January 6, 2004 the Company completed a placement of 12,846,800 shares at A$0.95 per share, raising a total of A$11.6 million or US$8.6 of which A$9.8 million or US$7.3 had been received prior to the end of the financial year and recorded as a current liability in share subscription received in advance. Immediately after the share placement, 118,582,841 shares were outstanding.

At its general meeting on November 29, 1994, the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by a committee appointed by the Board. The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the consolidated entity. The purchases of the shares are financed by interest-free loans from the Company to the employees and directors. The Employee Share Plan is currently inactive.

The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the consolidated entity. The exercise prices of the options are the ruling market prices when the options are issued with a hurdle price at a higher level. The total shares and options issued to employees over a five-year period are not to exceed 6,987,567. As of December 31, 2003, the number of further shares or options which could be issued within the limit was 2,909,567 (2002: 3,359,567).



                                      F18

At December 31, 2003, there were the following unexercised employee options to purchase the Company's ordinary shares:

                                     Weighted
                                     average
                                    remaining
Exercise          Number            contractual         Number         Expiry
prices            outstanding       life (years)        exercisable    dates
--------          -----------       ------------        -----------    ------
A $0.30            3,545,000            3.4                734,000     June 1, 2007
A $0.40              235,000            4.0                 36,000     December 1, 2007 - April 1, 2008
A $0.41               83,000            0.3                 83,000     April 16, 2004
A $0.82              200,000            4.0                     --     December 31, 2007
                  ----------                              --------
A $0.30-A$0.82     4,063,000            3.4                853,000

The options become exercisable at various dates and after various share price hurdles of the Company have been reached. During the year ended December 31, 2003, 450,000 additional options were granted to employees; 15,000 options were cancelled as a result of the termination of the services of a number of employees. During 2003, the Company recorded $90,000 of compensation expense related to the option plan (2001: $11,000; 2002: $40,000) determined using the Black Scholes option-pricing model with an expected life of 1.2 years to 4.5 years (weighted average 3.4 years), volatility of 86.90% and dividend yield and risk-free interest rate of 0% and 5.53% per annum, respectively. At December 31, 2003 the balance of unearned stock compensation expense to be recorded in future periods was $101,000.

On January 13, 2004, 5,000 employee options were exercised with an exercise price of A$0.41 and 3,000 employee options with an exercise price of A$0.40.

OUTSTANDING OPTIONS:


                                     Number               Weighted
                                       of                  average
                                   outstanding            exercise
                                     options               price
                                   -----------            --------
As at December 31, 2000             1,432,500              A$0.41
Cancelled                            (883,500)             A$0.41
                                   ----------
As at December 31, 2001               549,000              A$0.41
Granted                             3,545,000              A$0.30
Cancelled                            (466,000)             A$0.41
                                   ----------
As at December 31, 2002             3,628,000              A$0.30
Granted                               450,000              A$0.58
Cancelled                             (15,000)             A$0.30
                                   ----------
As at December 31, 2003             4,063,000              A$0.33
                                   ----------

Exercisable at December 31, 2003      853,000              A$0.31
Exercisable at December 31, 2002           --            --


                                      F19

EMPLOYEE SHARE PLAN:


                                                                           Weighted                       Weighted
                                                                            average                        average
                                          Number            Weighted       remaining                       issue
                                            of              average       contractual                      price
                                        outstanding           issue      life of loan        Number       of those
                                           shares             price         (years)          vested        vested
                                        -----------         --------     ------------        ------       ---------
As at December 31, 2000                    50,000            A$5.60            0.9              --              --
Issued but bought back                    (50,000)           A$5.60             --              --              --
                                       ----------
As at December 31, 2001                        --               --              --              --              --
                                       ----------
As at December 31, 2002                        --               --              --              --              --
                                       ----------
As at December 31, 2003                        --               --              --              --              --
                                       ----------


                                      F20

11. SHAREHOLDERS' EQUITY (DEFICIENCY)



                                                                   Twelve months ended
                                                       December 31      December 31      December 31
                                                          2001              2002             2003
                                                      -------------    -------------    -------------
(Unless stated otherwise, US dollars, in thousands)
---------------------------------------------------
Issued capital                                        $     120,661    $     120,701    $     120,791
Accumulated other comprehensive loss                         (2,287)          (2,376)          (2,611)
Accumulated deficit                                        (104,790)        (108,077)         (94,977)
Subscriptions receivable                                         --               --               --
                                                      -------------    -------------    -------------
  Total shareholders' equity                          $      13,584    $      10,248    $      23,203
                                                      -------------    -------------    -------------

Movements during the financial period

Issued capital (number of shares)
  Balance at the beginning of the financial period      105,786,041      105,736,041      105,736,041
  Shares cancelled under Employee Share Plan                (50,000)              --               --
                                                      -------------    -------------    -------------
  Balance at the end of the financial period            105,736,041      105,736,041      105,736,041
                                                      -------------    -------------    -------------

Issued capital
  Balance at the beginning of the financial period    $     120,789    $     120,661    $     120,701
  Shares cancelled under Employee Share Plan                   (139)              --               --
  Stock compensation expense                                     11               40               90
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $     120,661    $     120,701    $     120,791
                                                      -------------    -------------    -------------

Accumulated deficit
  Balance at the beginning of the financial period    $    (141,102)   $    (104,790)   $    (108,077)
  Net income (loss)                                          (3,287)          13,100           36,312
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $    (108,077)   $     (94,977)   $    (104,790)
                                                      -------------    -------------    -------------

Subscriptions receivable
  Balance at the beginning of the financial period    $        (492)   $          --    $          --
  Changes in Employee Share Plan loans                          492               --               --
  Discount on Employee Share Plan loans                          --               --               --
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $          --    $          --    $          --
                                                      -------------    -------------    -------------

Accumulated other comprehensive loss
  Unrealised loss on investment securities
  Balance at the beginning of the financial period    $         (16)   $         (16)   $         (16)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $         (16)   $         (16)   $         (16)
                                                      -------------    -------------    -------------

  Foreign currency translation adjustment
  Balance at the beginning of the financial period    $      (2,132)          (2,271)          (2,360)
  Current period change                                        (139)             (89)             (26)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $      (2,271)   $      (2,360)          (2,386)
                                                      -------------    -------------    -------------

  Deferred loss on hedging activities
  Balance at the beginning of the financial period    $          --               --               --
  Deferred loss on natural gas swaps (net of tax of
    $137)                                                        --               --             (209)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $          --    $          --    $        (209)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $      (2,287)   $      (2,376)   $      (2,611)
                                                      -------------    -------------    -------------



                                       F21

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 2003, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $100,000 (2002: $76,000).

The consolidated entity is a defendant from time to time in legal proceedings. Where appropriate the consolidated entity takes legal advice. The consolidated entity does not consider that the outcome of any current proceedings is likely to have a material effect on its operations or financial position.

The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations were subject to regulation under U.S. federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Group.


The Company's U.S. operations are required to provide bonding or security for the benefit of U.S. regulatory authorities in relation to its obligations as an exploration, development and production company. These obligations include the payments of lease rentals and royalties and the plugging and abandonment of oil and gas wells and facilities. As of December 31, 2003 the Company is contingently liable for $2.1 million of surety bonds issued through a surety company to secure its obligations to the authorities. These bonds have been partially collateralised by letters of credit and cash deposits.

At December 31, 2003, the Company had $0.7 million of bank letters of credit outstanding that were issued to partially secure the surety bonds. The letters of credit were fully secured by cash deposits assigned to the issuing bank.

The Company also provided cash collateral of $381,000 to a counterparty on January 2004 to March 2004 gas swaps.

(b) Lease commitments

Until it begins exploration or production, the Company pays an annual delay rental on the Gulf of Mexico properties in which it holds a working interest. The Company also leases office space and operating equipment under non-cancelable operating leases expiring from one to two years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

Rent expense for the years ended December 31, 2001, 2002 and 2003 was $156,000, $180,000 and $490,000 respectively.

The following table presents the remaining aggregate lease commitments as of December 31, 2003 under operating leases, including Gulf of Mexico properties, having initial non-cancellable terms in excess of one year:


                                         December 31
                                            2003
                                         -----------
(US dollars, in thousands)

2004                                      $    431
2005                                           109
2006                                            50
2007                                            50
Thereafter                                      --
                                           -------
                                           $   640
                                           -------


                                      F22

(c) Exploration commitments

As of December 31, 2003, the Company had committed to expending approximately $1.6 million for its share of the China joint venture's approved exploration plans. It is anticipated that all of these expenditures will be made during 2004.


(d) Superannuation commitments, incentive compensation, and directors' retirement obligation

For its Australian employees, the Group contributes to one employer-established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries.

During the years ended December 31, 2001, 2002 and 2003, superannuation contributions were $20,000, $23,000 and $29,000 respectively.

During 2003, the Company established an incentive compensation plan for its PEI employees. Under the plan, the Company will accrue up to 6 1/2 percent of PEI's operating profit before interest, taxes and incentive compensation for payment to PEI employees. Payments under the plan are made twice a year and are calculated based on the half-year and annual results. During 2003, the Company recorded $0.9 million of compensation expense of which $0.6 million was paid within the period.

The Company provides for directors' retirement benefits based on the number of years service at the reporting date. All non-executive directors are presently entitled to payments under the scheme which entitles them to a benefit, on retirement, equivalent to the total remuneration received in the past three years. During 2003, the Company recorded $98,000 of expense for the directors' retirement benefit. The total amount accrued for director retirement is $195,000.


                                      F23

13. SEGMENT REPORTING

The Company operates in the Oil and Gas industry in the Gulf of Mexico, U.S.A. and China. The Company's corporate head office is in Australia. Management selected these segments for internal reporting purposes and has organised its enterprise around this.

The Australia segment operates as the Company's corporate headquarters. The Company generally does not allocate its corporate expenses to its operating segments.

In 2001, the USA segment re-established oil and gas exploration activities in the Gulf of Mexico, and, after a successful 2002 drilling program, achieved an operating profit in 2003.

During 2002, the Company entered into an agreement to earn a 25% working interest in Block 22/12 in the Beibu Gulf, offshore China, by participating in the drilling of the Wei 6/12/1 prospect. In 2003, the China joint venture evaluated the drilling results, obtained and evaluated additional 3-D seismic data, began preliminary development planning, and planned for additional test wells that commenced in the second quarter of 2004. If the joint venture decides to develop the Wei 6/12/1 prospect, initial production will not likely commence before 2006.



US dollars, thousands                                               AUSTRALIA                                    USA
                                                         2001          2002          2003          2001          2002          2003
Oil & gas sales (net of royalties)                         --            --            --            --            --        23,270
Oil & gas royalties                                        --            --            --            --           201         1,949
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Revenue from customers (1)                                 --            --            --            --           201        25,219
                                                   ==========    ==========    ==========    ==========    ==========    ==========

DD&A                                                       19            18            21             9            16         6,553
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Interest income                                           447           136            99            --            --            43
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Interest expense                                           --            --            --            --            --           (10)
                                                   ----------    ----------    ----------    ----------    ----------    ----------

Income (loss) before tax and extraordinary items         (489)         (846)       (1,091)       (1,457)       (1,654)       14,001
Income tax (expense) benefit                                8           254           742            --            --          (250)
Extraordinary items                                        --            --            --        38,250            --            --
                                                   ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) after tax                                  (481)         (592)         (349)       36,793        (1,654)       13,751
                                                   ==========    ==========    ==========    ==========    ==========    ==========

Total assets                                           12,102         2,127         9,146         2,994        11,954        28,835
Expenditure for additions to long lived assets              2            46             1           963         8,653        14,037


US dollars, thousands                                               CHINA                                  CONSOLIDATED
                                                        2001         2002          2003          2001          2002          2003
Oil & gas sales (net of royalties)                        --           --            --            --            --        23,270
Oil & gas royalties                                       --           --            --            --           201         1,949
                                                  ----------   ----------    ----------    ----------    ----------    ----------
Revenue from customers (1)                                --           --            --            --           201        25,219
                                                  ==========   ==========    ==========    ==========    ==========    ==========

DD&A                                                      --           --            --            28            34         6,574
                                                  ----------   ----------    ----------    ----------    ----------    ----------
Interest income                                           --           --            --           447           136           142
                                                  ----------   ----------    ----------    ----------    ----------    ----------
Interest expense                                          --           --            --            --            --            10
                                                  ----------   ----------    ----------    ----------    ----------    ----------

Income (loss) before tax and extraordinary items          --       (1,041)         (302)       (1,946)       (3,541)       12,608
Income tax (expense) benefit                              --           --            --             8           254           492
Extraordinary items                                       --           --            --        38,250            --            --
                                                  ----------   ----------    ----------    ----------    ----------    ----------
Income (loss) after tax                                   --       (1,041)         (302)       36,312        (3,287)       13,100
                                                  ==========   ==========    ==========    ==========    ==========    ==========

Total assets                                              --          125           981        15,096        14,206        38,962
Expenditure for additions to long lived assets            --        1,123           856           965         9,822        14,894

 (1) There are no inter segment sales.



                                       F24

14. RELATED PARTY DISCLOSURES

Directors

The names of persons who were directors of the Company during the year ended December 31, 2003 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

Other than as disclosed below in this Note there were no material contracts involving directors during the year.

Other than as disclosed below in this Note, no loans were made to directors during the year and no such loans are outstanding.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The terms include provision for compensation in the event of termination without due notice. The cost of the services provided to the Group during the year by this company was $530,000 (2002: $254,000; 2001: $239,000).

The Company holds unlisted shares in an investment fund of which Mr. Mortimer is Chairman. At December 2003 the Company had invested $412,000 in the fund and has a total commitment to the fund of up to $743,000. Subsequent to balance date the Company invested a further $125,000 in the fund.


15.    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                                     Twelve months ended
                                                          December 31     December 31    December 31
(US dollars, in thousands)                                    2001            2002           2003
                                                          ------------    ------------   ------------
Cash paid during the period for:
Interest                                                  $         --    $         --   $         10
Income taxes paid (refunded)                                        (8)             --            250

Non-cash items:
Insurance premiums financed with short-term debt          $         --    $         --   $        730


16. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY (DEFICIT) FROM US GAAP TO AUSTRALIAN GAAP

The Company prepares separate Australian dollar financial statements in conformity with accounting principles generally accepted in Australia ("AUS GAAP"), as its primary listing is on the Australian Stock Exchange. Certain differences exist between Australian GAAP and accounting principles accepted in the United States of America ("US GAAP"). The purpose of this note is to reconcile net income (loss) and shareholders' equity (deficit), utilizing the US dollar as the reporting currency for both AUS GAAP and US GAAP, and list the principal differences between AUS GAAP and US GAAP.

                                                                                     Twelve months ended
                                                                           December 31    December 31  December 31
(US dollars, in thousands)                                                     2001          2002          2003
                                                                           -----------    -----------  -----------
Net income (loss) in accordance with US GAAP                                $   36,312    $   (3,287)   $   13,100

Adjustments for:
   Oil and gas exploration expenditure                                             157           894         1,222
   Oil and gas exploration amortized                                                --            --           (13)
   Impairment expense                                                               --            --           (69)
   Asset retirement obligations                                                     --            --            18
   Stock compensation expense                                                       11            40            90
   Gain on foreign exchange movements                                              860            --            84
   Gain on deconsolidation of controlled entity                                (37,147)           --            --
   Tax effect of AUS GAAP adjustments                                              196            --           554
   Reversal of deferred compensation accrual                                        --            --          (188)
   Other                                                                            (1)           --            --
                                                                            ----------    ----------    ----------
Net income (loss) in accordance with AUS GAAP                               $      388    $   (2,353)   $   14,798
                                                                            ----------    ----------    ----------


                                      F25

16. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY (DEFICIT) FROM US GAAP TO AUSTRALIAN GAAP (CONTINUED)

                                                                                          Twelve months ended
                                                                              December 31     December 31       December 31
(US dollars, in thousands)                                                       2001              2002             2003
                                                                             -------------    -------------    -------------
Shareholders' equity (deficit) in accordance with
   US GAAP at period end                                                    $      13,584    $      10,248    $      23,203

Adjustments for:
   Oil and gas exploration expenditure                                                197            1,091            2,243
   Oil and gas exploration amortized                                                   --               --              (14)
   Rehabilitation provision                                                            --               --               19
   Accrued expenditure                                                                 --               --              346
   Deferred compensation expense                                                      170              188               --
   Other                                                                               (7)              (8)             (10)
   Cumulative tax effect of AUS GAAP adjustments                                      (61)             (68)             370
                                                                             -------------    -------------    -------------
Shareholders' equity in accordance
   with AUS GAAP at period end                                              $      13,883    $      11,451    $      26,157
                                                                             -------------    -------------    -------------


17. PRINCIPAL DIFFERENCES BETWEEN AUSGAAP AND US GAAP

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

INCOME TAXES

Accounting under AUS GAAP is under the liability method and is equivalent in most major respects to US SFAS No. 109, "Accounting for Income Taxes". However for AUS GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. Under US GAAP temporary differences and net operating losses pass a "more likely than not" threshold.

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


                                      F26

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

ASSET RETIREMENT OBLIGATIONS

Under AUS GAAP, restoration and reclamation provisions are accrued on a unit of production basis. When a revised assessment of the final reclamation costs results in the accrual previously provided being in excess of the amount required, the provision may be reduced in the current year to a cumulative amount based on the revised estimate and consequently a cumulative reduction may be recognized in the statement of operations. Subsequent charges for reclamation provisions are calculated from the reduced provision on the balance sheet.

The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" effective January 1, 2003. SFAS No. 143 requires the Company to record the fair value of its retirement obligations as a liability. The associated asset retirement costs are also capitalised as part of the carrying amount of the oil and gas properties and amortized on a unit of production basis. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. Under US GAAP changes in estimated restoration provisions are accounted for on a prospective basis and affect future provisions.



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

Estimates of proved and proved developed reserves at December 2003 and 2002 were based on studies performed by Ryder Scott Company L.P.

As at December 31, 2001 the Company had no proved or proved developed reserves.

No major discovery or other favourable or adverse event subsequent to December 31, 2003 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.


                                      F27

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States), as estimated by Ryder Scott Company L.P.

                                                      CRUDE
                                                       OIL              GAS
                                                      (Mbbl)           (MMcf)
                                                  -------------    -------------
Proved developed and undeveloped reserves:
December 31, 2001                                            --               --
    Extensions, discoveries and other additions              24            7,804
    Production                                               (1)             (40)

                                                  -------------    -------------
December 31, 2002                                            23            7,764
    Revisions of previous estimates                          23           (1,305)
    Extensions, discoveries and other additions              12            8,681
    Production                                              (19)          (4,403)

                                                  -------------    -------------
December 31, 2003                                            39           10,737
                                                  -------------    -------------

Proved developed reserves :
December 31, 2002*                                           23            7,764
December 31, 2003                                            30            2,323

* The proved classification was determined subsequent to year end following the receipt of the Ryder Scott reserve estimates.

                                                December 31       December 31      December 31
                                                   2001               2002              2003
                                              ---------------   ---------------   ---------------
                                                           (US dollars, in thousands)
Capitalised costs for oil and gas producing
  activities of the following:
    Proved properties                         $            --   $         7,627   $        24,036
    Unproved properties                                 2,974             3,024             1,602
                                              ---------------   ---------------   ---------------
         Total capitalised costs                        2,974            10,651            25,638
    Accumulated depletion, depreciation and
    amortization                                           --                --            (6,481)
                                              ---------------   ---------------   ---------------
         Net capitalised costs                $         2,974   $        10,651   $        19,157
                                              ---------------   ---------------   ---------------

                                                                      Twelve months ended
                                                          December 31     December 31,     December 31
                                                              2001            2002            2003
                                                          -------------   -------------   -------------
                                                                      (US dollars, in thousands)
Costs incurred for oil and gas property acquisition,
  exploration and development activities are as
follows:
    Lease acquisition                                     $          90   $         125   $         519
    Exploration                                                   1,339           2,149           6,586
    Development                                                      --           7,627           8,987
                                                          -------------   -------------   -------------
         Total costs incurred                             $       1,429   $       9,901   $      16,092
                                                          -------------   -------------   -------------


                                      F28

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

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves was as follows.

                                                                        December       December 31
                                                                          2002             2003
                                                                      -------------    -------------
                                                                        (US Dollars, in thousands)
Future cash inflows                                                          36,160           65,612
Less: Future production  and development costs                               (6,260)         (21,085)
        Future income tax expense                                                --               --
                                                                      -------------    -------------
Future net cash flows after income taxes                                     29,900           44,527
Less: 10% annual discount for estimated timing of
    cash flows                                                               (3,744)          (9,032)
                                                                      -------------    -------------
Standardized measure of discounted future net cash flows              $      26,156    $      35,495
                                                                      -------------    -------------

Summary of the changes in standardized measure of discounted future net cash flows applicable to proved oil and gas reserves

Beginning of the period                                               $          --    $      26,156
                                                                      -------------    -------------
   Sales and transfers of oil and gas produced, net of
     production costs                                                          (201)         (23,662)
   Changes in prices and production costs                                        --            7,982
   Extensions, discoveries and improved recoveries
     net of future productions and development costs                         26,357           25,978
   Development costs incurred during the period                                  --            3,293
   Changes in estimated development costs                                        --           (1,906)
   Revisions of previous quantity estimates                                      --           (5,207)
   Accretion of discount                                                         --            1,780
   Other                                                                         --            1,081
                                                                      -------------    -------------
   Net increase (decrease)                                                   26,156            9,339
                                                                      -------------    -------------
End of the period                                                     $      26,156    $      35,495
                                                                      -------------    -------------

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2003 was based on average natural gas prices of approximately $5.60 per Mcf and on average liquids of approximately $30.84 per barrel, before hedging effects.


                                      F29

INDEPENDENT AUDITOR'S REPORT
Petsec Energy Ltd and subsidiaries
The Board of Directors and Stockholders of Petsec Energy Ltd



We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to report on these consolidated financial statements based on the results of our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Petsec Energy Ltd as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.



KPMG

MARCH 8, 2004
SYDNEY, AUSTRALIA


                                      F30

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
  1.1             Constitution of the Company, incorporated herein by reference to Exhibit 23.1 to Form 20-F for the Company for the year
                  ended December 31, 2000 (File No. 0-28608).

  8.1             Subsidiaries of the Company

 31.1 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 31.2 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 32.1 Certification of CEO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

 32.2 Certification of CFO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

 99.1             Consent of Independent Auditors

 99.2             Consent of Independent Petroleum Engineers

 99.3             Code of Ethics