Form 20-F
period 2004-12-31
PETSEC ENERGY LTD
filed 2005-06-30
CIK 1017910

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________to________

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

                           119,222,841 Ordinary Shares

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

                                 Yes [X] No [ ]

                                TABLE OF CONTENTS

                                                                                   Page
                                                                                  -------
Introduction....................................................................        3
Glossary of Certain Industry Terms..............................................    4 - 5

                                     PART I

Item 1.        Identity of Directors, Senior Management and Advisers............        5
Item 2.        Offer Statistics and Expected Timetable..........................        5
Item 3.        Key Information..................................................   6 - 11
Item 4.        Information on the Company.......................................  12 - 20
Item 5.        Operating and Financial Review and Prospects.....................  21 - 30
Item 6.        Directors, Senior Management and Employees.......................  31 - 35
Item 7.        Major Shareholders and Related Party Transactions................  36 - 37
Item 8.        Financial Information............................................       37
Item 9.        The Offer and Listing............................................  38 - 39
Item 10.       Additional Information...........................................  40 - 49
Item 11.       Quantitative and Qualitative Disclosure about Market Risk........       49
Item 12.       Description of Securities Other Than Equity Securities ..........       50

                                     PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies..................       50
Item 14.       Material Modifications to the Rights of Security Holders and
               Use of Proceeds..................................................       50
Item 15.       Controls and Procedures..........................................       50
Item 16A.      Audit Committee Financial Expert.................................       50
Item 16B.      Code of Ethics...................................................       50
Item 16C.      Principal Accountant Fees and Services...........................       50
Item 16D.      Exemptions from the Listing Standards For Audit Committee........       51
Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers.......................................................       51

                                    PART III

Item 17.       Financial Statements.............................................       51
Item 18.       Financial Statements.............................................       51
Item 19.       Exhibits.........................................................       51

Signatures......................................................................       52
Exhibit Index...................................................................       82

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

This report covers the years ended December 31, 2002, 2003 and 2004.

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

            Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed or expected to exceed completion costs, production expenses and taxes.

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

            OCS. Outer Continental Shelf.

            Oil. Crude oil and condensate.

            Pay. Oil or gas saturated rock capable of producing oil or gas.

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

                                     PART I

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                                 Not applicable

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not applicable

                            ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

            The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the years indicated. The financial data for each of the five years ended December 31, 2000, 2001, 2002, 2003 and 2004 is derived from the Company's US Dollar Financial Statements, which were prepared under US GAAP. The following data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and the financial statements and notes thereto included elsewhere in this Annual Report.

                                                                              Year ended December 31
                                                          --------------------------------------------------------------
                                                           2000(1)       2001(1)        2002         2003        2004
                                                                (In thousands, except per share and per ADR data)
INCOME STATEMENT DATA
 Oil and gas sales (net of royalties payable)             $   8,257     $       -   $        -    $  23,270    $  32,575
 Oil and gas royalties                                            -             -          201        1,949          223
                                                          ---------     ---------   ----------    ---------    ---------
    Total revenues                                        $   8,257     $       -   $      201    $  25,219    $  32,798
                                                          ---------     ---------   ----------    ---------    ---------
 Lease operating expenses                                     1,657             -            -        1,557        1,776
 Depletion, depreciation and amortization                     4,845            28           34        6,574       12,361
 Exploration expenditure                                        365           422        1,176        1,329        1,452
 Dry hole and abandonment costs                                 611           877        1,066            -        4,119
 Major maintenance expense                                        -             -            -            -          592
 Impairment expense                                               -             -            -           38          201
 General, administrative and other expenses                   3,625         1,264        1,691        3,519        4,657
 Stock compensation expense                                     138            11           40           90           83
                                                          ---------     ---------   ----------    ---------    ---------
    Total operating expenses                                 11,241         2,602        4,007       13,107       25,241
 Profit (loss) on sale of assets                                592             9           (8)           -            2
                                                          ---------     ---------   ----------    ---------    ---------
 Income (loss) from operations                               (2,392)       (2,593)      (3,814)      12,112        7,559
 Other income                                                     1           200          137          364           89
 Interest expense                                            (3,378)            -            -          (10)         (32)
 Interest income                                              1,037           447          136          142          311
                                                          ---------     ---------   ----------    ---------    ---------
 Income (loss) before income tax and extraordinary items     (4,732)       (1,946)      (3,541)      12,608        7,927
 Income tax benefit (expense)                                   (10)            8          254          492        9,807
                                                          ---------     ---------   ----------    ---------    ---------
 Net income (loss) before extraordinary items             $  (4,742)    $  (1,938)  $   (3,287)   $  13,100    $  17,734
 Extraordinary items (net of nil tax)
    Recognition of deferred gain on subsidiary emergence
     from bankruptcy                                              -        37,147            -            -            -
    Distribution from bankruptcy trustee                          -         1,103            -            -            -
                                                          ---------     ---------   ----------    ---------    ---------
 Net income (loss)                                        $  (4,742)    $  36,312   $   (3,287)   $  13,100    $  17,734
                                                          ---------     ---------   ----------    ---------    ---------

BASIC AND DILUTED EARNINGS PER SHARE
 Earnings (loss) before extraordinary items per share     $   (0.04)    $   (0.02)  $    (0.03)   $    0.12    $    0.15
 Extraordinary items per share                                    -          0.36            -            -            -
                                                          ---------     ---------   ----------    ---------    ---------
 Earnings (loss) per share                                $   (0.04)    $    0.34   $    (0.03)   $    0.12    $    0.15
                                                          ---------     ---------   ----------    ---------    ---------

 Earnings (loss) before extraordinary items per ADR (2)   $   (0.22)    $   (0.10)  $    (0.17)   $    0.62    $    0.74
 Extraordinary items per ADR                                      -          1.82            -            -            -
                                                          ---------     ---------   ----------    ---------    ---------
 Earnings (loss) per ADR                                  $   (0.22)    $    1.72   $    (0.17)   $    0.62    $    0.74
                                                          ---------     ---------   ----------    ---------    ---------

 Weighted average number of ordinary shares outstanding     106,589       105,752      105,736      105,736      118,830

CASH FLOW DATA
 Net cash provided by (used in) operating activities      $     518     $  (1,166)  $   (2,728)   $  18,589    $  22,032
 Net cash provided by (used in) investing activities         (6,136)          104       (8,170)     (13,574)     (26,046)
 Net cash provided by (used in) financing activities         (2,185)            -            -        6,851        1,070

BALANCE SHEET DATA (at period-end)
   Total assets                                           $  16,036     $  15,096   $   14,206    $  38,444    $ 63,527
   Short-term loans                                               -            -             -          328       1,175
   Total shareholders (deficit) equity                      (22,953)       13,584       10,248       23,203      50,899
   Share capital                                            120,789       120,661      120,701      120,791     130,106

   Number of ordinary shares outstanding                    105,786       105,736      105,736      105,736     119,223

------------
(1) On April 13, 2000, PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code"). As a result of that filing, the Company no longer had effective control over PEI and consequently PEI was deconsolidated for financial accounting reporting purposes as of that date. On January 16, 2001, PEI emerged as a reorganized entity under the Bankruptcy Code and the Company regained control over PEI. The results of PEI have been consolidated into the Company from that date forward. (2) American Depository Receipt. See Item 9.C.

EXCHANGE RATES

            Where US dollar amounts in this Form 20-F have not been derived from the financial statements (and therefore translated using the exchange rates in the notes to the Financial Statements), the translations of Australian dollars into US dollars (unless otherwise indicated) have been made at the appropriate Noon Buying Rate as specified. The Noon Buying Rate at May 31, 2005 was 0.7605.

            The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:

                                                                        US Dollar per Australian Dollar
                                                               ---------------------------------------------
                                                                                                      End of
           Period                                              Average *          High        Low     Period
----------------------------                                   ---------         ------      ------   ------
Year ended December 31, 1999                                      0.6444         0.6705      0.6179   0.6560
Year ended December 31, 2000                                      0.5746         0.6386      0.5162   0.5489
Year ended December 31, 2001                                      0.5075         0.5714      0.4812   0.5062
Year ended December 31, 2002                                      0.5391         0.5772      0.5075   0.5598
Year ended December 31, 2003                                      0.6515         0.7442      0.5617   0.7431
Year ended December 31, 2004                                      0.7341         0.7992      0.6813   0.7784
   November 2004                                                  0.7709         0.7930      0.7223   0.7826
   December 2004                                                  0.7675         0.7798      0.7489   0.7784
   January 2005                                                   0.7658         0.7786      0.7543   0.7739
   February 2005                                                  0.7811         0.7940      0.7672   0.7861
   March 2005                                                     0.7848         0.7985      0.7713   0.7713
   April 2005                                                     0.7722         0.7798      0.7633   0.7778
   May 2005                                                       0.7664         0.7804      0.7545   0.7605

-----------
* Average of Noon Buying Rates for the period based on month end rates

            Fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar equivalent of the Australian dollar price of the Company's Ordinary Shares on the Australian Stock Exchange Limited ("ASX") and, as a result, are likely to affect the market price of the Company's American Depository Receipts ("ADRs") in the United States. Such fluctuations also would affect the US dollar amounts received by holders of ADRs on conversion by the Bank of New York ("Depositary") of cash dividends, if any, paid in Australian dollars on the Ordinary Shares underlying the ADRs.

            The Company's operating activities are primarily conducted through PEI and PPI, two of PEL's wholly owned U.S. operating subsidiaries, and its transactions are denominated predominantly in US dollars. PEI's operations are conducted in the U.S. and PPI's exploration activities are conducted primarily in China with joint operating arrangement budgets denominated in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars. Such fluctuations could materially affect the Company's financial results as reported in Australian dollars.

            The Company has not paid any dividends for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004.

B.    CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.    RISK FACTORS

OUR GROWTH PROSPECTS MAY BE LIMITED BECAUSE WE HAVE LIMITED OPERATIONS AND PROPERTIES WITH PROVED RESERVES OR PRODUCTION.

            At December 31, 2004, our principal assets consisted of cash, receivables and interests in proved and unproved oil and natural gas properties. Our proved reserves are located in six Gulf of Mexico offshore leases of which only four were producing at December 31, 2004. Because we have limited capital resources, and our operating cash flow will be limited by the number of our producing properties, our growth prospects may be limited. For the immediate future, our prospects for growth will depend primarily upon our ability to expand our production base using cash flow generated from our limited number of producing properties.

WE MAY NOT BE ABLE TO FIND OR ACQUIRE SIGNIFICANT PROVED RESERVES.

            Our future natural gas and oil production is highly dependent upon our level of success in finding, developing or acquiring reserves that are economically recoverable. The business of exploring for, developing or acquiring reserves is capital intensive and uncertain. We may be unable to make the necessary capital investment to maintain or expand our oil and natural gas reserves since cash flow from operations is limited by the number of our producing properties and external sources of capital are limited. In addition, most of our leases with working interests are in the Gulf of Mexico. In general, the volume of production from oil and natural gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Gulf of Mexico reservoirs experience steep declines, while the declines in long-lived fields in other regions are lower. Any future reserves discovered on our existing leases will decline as they are produced unless we acquire additional properties with proved reserves. Given these uncertainties and limitations, we cannot assure you that our future exploration, development and acquisition activities will result in significant proved reserves or that we will be able to drill productive wells at acceptable costs.

WE MAY NOT BE ABLE TO FUND OUR PLANNED CAPITAL EXPENDITURES.

            In the past, we have spent a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Substantial capital expenditures are required to access reserves and undertake a drilling program to find new reserves. Our capital expenditures including acquisitions were $29.3 million during 2004. We expect our total capital expenditures in 2005 to be at least $28.0 million, including $2.0 million for anticipated lease awards in the Gulf of Mexico. The funding of our future capital expenditures is primarily dependent upon the generation of sufficient cash flow from our operating activities and proceeds which may be raised from time-to-time by equity offerings. If low oil and natural gas prices, drilling or production delays, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operations to decrease, we may be restricted in our ability to spend the capital necessary to complete our drilling and development program. We have a $6 million bank credit facility, the use of which is restricted to obtaining letters of credit. We may not be able to borrow the funds necessary to support our working capital needs or our capital expenditures program. After utilizing our available sources of financing, we may be forced to raise debt or equity proceeds to fund such expenditures. Our financial resources are limited, and we cannot assure you that debt or equity financing or cash generated by operations will be available to meet these requirements. A curtailment of capital spending could adversely affect our ability to maintain or increase our production and our future cash flow from operations. See "Item 5 -- Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources."

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

            Our operations are dependent upon a relatively small group of key management and technical personnel. As of May 31, 2005, the Company's primary operating subsidiary, PEI, had 13 employees. Although we have entered into contracts with key managers and technical personnel, we cannot assure you that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company.

COMPETITION WITHIN OUR INDUSTRY MAY ADVERSELY AFFECT OUR OPERATIONS.

            We operate in a highly competitive environment. The Company competes with major and independent oil and gas companies and other independent producers of varying sizes for the acquisition of desirable oil and natural gas properties and the equipment and labor required to develop and operate such properties. Most of these competitors have financial and other resources substantially greater than ours. See "Item 4 - Information on the Company - Competition."

SUBSTANTIALLY ALL OF OUR OUTSTANDING ACCOUNTS RECEIVABLE MAY BE FROM A SINGLE PURCHASER OF OUR OIL AND NATURAL GAS.

            We often sell all of our monthly oil and natural gas production to a single purchaser. We monitor our purchasers for developments that may indicate whether the purchaser is having financial difficulty. Also, when we deem it appropriate, we require the parent companies of our purchasers to give us a guarantee that the parent will pay any delinquent obligations of their subsidiary.

            However, if a purchaser is unable to pay for the natural gas that we sell, we could incur a significant amount of bad debt expense. Due to the delay in recognizing a purchaser is unable to pay, our exposure to such a bad debt due to non-payment by a purchaser, could be as much as two months of revenue.

OIL AND NATURAL GAS PRICE DECLINES AND THEIR VOLATILITY COULD ADVERSELY AFFECT OUR REVENUES, CASH FLOWS AND PROFITABILITY.

            Prices for oil and natural gas fluctuate widely. The Company's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and natural gas. Increases and decreases in prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Higher prices may reduce the amount of oil and natural gas purchased from us because of reduced demand, and lower prices may reduce the amount of oil and natural gas that we can produce economically. Any substantial or extended decline in the prices of or the demand for oil and natural gas could have a material adverse effect on our financial condition, liquidity and results of operations.

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

      -     the price of oil and natural gas imports; and

      -     general economic conditions.

From time to time, the Company uses derivative instruments, such as natural gas swaps and costless collars, to reduce the risk of price fluctuations on a portion of its future production. However, such hedging activities may not be sufficient to protect the Company against the risk of price declines.

OUR OPERATIONS ARE SUBJECT TO NUMEROUS RISKS OF OIL AND NATURAL GAS DRILLING AND PRODUCTION ACTIVITIES.

            Oil and natural gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be found. The cost of drilling and completing the wells is often uncertain. Oil and natural gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

      -     unexpected drilling conditions;

      -     geological pressure or irregularities in formations;

      -     equipment failures or accidents;

      -     weather conditions;

      -     shortages in experienced labor;

      -     shortages or delays in the delivery of equipment; and

      - constraints on access to transportation systems (pipelines) delaying sale of oil and or natural gas.

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

OUR INDUSTRY EXPERIENCES NUMEROUS OPERATING RISKS.

            The exploration, development and production of oil and natural gas, involves a variety of operating risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, natural gas leaks, pipeline ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, most of our oil and natural gas operations are located offshore in the Gulf of Mexico and are subject to the additional hazards of marine operations such as capsizing, collision and adverse weather and sea conditions. The Gulf of Mexico experiences tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover all of our losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

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

            As of January 1, 2005, nearly all of our production and revenues are derived from wells located on two platforms in the Gulf of Mexico. One platform, with four producing wells, is located at West Cameron 352 and the other platform, with four producing wells, is located at Vermilion 258. Future wells are also planned for the Gulf of Mexico. Accordingly, if the level of production from these platforms substantially declines as a result of the occurrence of any of the inherent operating risks, it could have a material adverse effect on our overall production levels and our revenues.

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

OUR OIL AND NATURAL GAS OPERATIONS ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS THAT MATERIALLY AFFECT OUR OPERATIONS.

            Our oil and natural gas operations are subject to various U.S. federal, state and local laws and regulations including requirements relating to discharge of materials into the environment or otherwise to environmental protection. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include permits for exploration, development and production operations; limitations on drilling activities in environmentally sensitive areas, such as wetlands and wilderness areas, and restrictions on the way we can release materials into the environment; bonding or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs; reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and interstate transportation of oil and natural gas. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial obligations, and the issuance of injunctions prohibiting or restricting our operations. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and natural gas, these agencies have restricted the rate of flow of oil and natural gas wells below actual production capacity. In addition, the U.S. federal Oil Pollution Act, as amended ("OPA"), requires lessees and permittees of offshore facilities such as us to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under OPA and other U.S. federal and state environmental statutes, including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of our facilities could require the expenditure of additional, and potentially significant, amounts of capital, or could have a material adverse effect on our earnings, results of operations, competitive position or financial condition. U.S. federal, state and local laws regulate the production, handling, storage, transportation and disposal of oil and natural gas, by-products from oil and natural gas and other substances, and materials produced or used in connection with oil and natural gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. See "Item 4 -- Information on the Company."

            The Company also has an interest in a joint operating arrangement operating in China (Block 22/12, Beibu Gulf). The joint operating arrangement is subject to the laws and regulations of the People's Republic of China, including those relating to the exploration, development, production, marketing, pricing, transportation and storage of natural gas and crude oil, taxation and safety and environmental matters. The joint operating arrangement may be adversely affected by changes in governmental policies or other political, economic or social developments in or affecting China which are not within its control, including, among other things, licensing and exploration arrangements, changes in crude oil and natural gas development policies or regulations, marketing and pricing policies, renegotiation or nullification of existing contracts, taxation policies, exchange controls and repatriation arrangements and renminbi/US dollar exchange rate fluctuations.

OUR SHAREHOLDERS MAY NOT BE ABLE TO SELL SHARES OF THE COMPANY AT THE TIME, IN THE QUANTITY OR AT THE PRICE DESIRED BECAUSE OF OUR LOW TRADING VOLUME.

            Our ordinary shares are traded on the Australian Stock Exchange (symbol: PSA), and our ADRs are traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.PK). However, neither the ordinary shares nor the ADRs have substantial trading volume, and on some days no ADRs are traded. Because of this limitation, among others, our shareholders may not be able to sell shares of the Company at the time, in the quantity, or at the price desired.

                       ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

            Petsec Energy Ltd is an independent oil and natural gas exploration and production company operating primarily in the shallow waters of the Gulf of Mexico, U.S.A., onshore Louisiana, U.S.A., and in the Beibu Gulf, offshore China. It is an Australian public company incorporated in New South Wales, Australia on December 7, 1967 with ordinary shares traded on the Australian Stock Exchange (symbol: PSA), and ADRs traded in the U.S. on the OTC Pink Sheets (symbol PSJEY.PK). In 1990, the Company incorporated PEI, a Nevada corporation and its wholly owned subsidiary, and commenced evaluating oil and natural gas exploration opportunities in the U.S., primarily in the Gulf of Mexico, offshore Louisiana. The Company's joint operating arrangements in China are conducted through its wholly owned subsidiary PPI, a Nevada corporation incorporated in 1987.

            The Company is registered with the Australian Securities and Investments Commission, Australian Company Number 000 602 700. The principal address and telephone number is as follows:

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

            United States.

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

            In December 2003, the Company drilled a well at Vermilion 258 that encountered hydrocarbon-bearing sands with economic potential. In January 2004, the well was cased and suspended awaiting further development. The Company expended $4.4 million in 2003 on the well. In January 2004, following the casing and suspension of the first well, the Company drilled a second well at Vermilion 258, which also encountered hydrocarbon-bearing sands with economic potential. The Company subsequently installed a platform, production facilities, and pipeline. Following the installation, the Company completed the two wells and started production in July 2004. The total amount expended in 2004 to case, suspend, and complete the first well, drill and complete the second well, and to construct and install the facilities was $12.3 million.

            At the March 2004 lease sale held in New Orleans, Louisiana by the MMS, the Company successfully bid on and was subsequently awarded three additional exploration leases in the Gulf of Mexico. Total bids on the leases, which are at Main Pass 19, Vermilion 244, and Vermilion 259, were $1.3 million, net to Petsec. The Company holds a 100% working interest in the Vermilion 244 and 259 leases and a 55% working interest in the Main Pass 19 lease.

The Vermilion 244 and 259 leases offset certain discoveries in the Company's Vermilion 258 lease. The Company acquired the two leases to protect its interests in those discoveries. The Company plans to drill three wells at Main Pass 19 in the second quarter of 2005. The Company expects to expend approximately $12.2 million on the Main Pass 19 project in 2005.

            In September 2004, the Company drilled two additional wells from the Vermilion 258 platform to develop hydrocarbons that were discovered with the first two wells. One of the development wells started production in November 2004. The completion of the other development well, which was brought into production in May 2005, was initially delayed by down-hole mechanical difficulties. The Company expended $7.3 million on the two development wells in 2004. The Company has expended approximately $4.0 million in 2005 to remediate the down-hole mechanical difficulties.

            In September 2004, the Company agreed to earn a 25% working interest in the Price Lake field in Cameron Parish, Louisiana by participating in the drilling of three wells. The first of the three wells commenced drilling in September 2004 and the second of the three commenced drilling in December 2004. In the first quarter of 2005, both wells encountered hydrocarbon-bearing sands and were completed for production, though both wells have since proved to be uneconomic. Consequently, in accordance with US GAAP, all the exploration costs incurred and previously capitalized through December 31, 2004 in relation to both these wells have been expensed as dry hole costs as of December 31, 2004. The costs incurred on these wells after December 31, 2004 will be expensed in 2005. The Company expects to begin drilling of the third well in the second quarter of 2005. The Company had expended $3.2 million on the Price Lake field in 2004 and expects to expend approximately $5.0 million in 2005.

            In December 2004, the Company purchased the right to participate in a 3-D seismic survey over 94 square miles 50 miles west of New Orleans, Louisiana ("Moonshine Project"). The Company will hold a 50% working interest in the Moonshine Project and will act as operator. In 2004, the Company expended $2.4 million on the Moonshine Project and expects to expend approximately $4.5 million on the project in 2005.

            As of December 31, 2004, the Company has overriding royalty interests or working interests in 13 exploration leases located in the Gulf of Mexico, offshore Louisiana and Texas, and one onshore Louisiana lease. Six of the offshore leases were undrilled as of that date.

            At the March 2005 lease sale held in New Orleans, Louisiana by the MMS, the Company was high bidder for two additional exploration leases in the Gulf of Mexico. Total bids on the leases at Main Pass 18 and Main Pass 103, which are adjacent to the Main Pass 19 lease, were $2.0 million. On May 26, 2005 the Company was awarded both the leases in which it will hold a 100% working interest.

            China

            In 2002, the Company earned a 25% working interest in a block in the Beibu Gulf, offshore China by contributing to the drilling of a well. The Wei 6-12-1 well was drilled and intersected nine meters of pay. The well was plugged and abandoned for further evaluation. The joint operating arrangement then completed a 3D seismic survey which was used to evaluate the economic potential of the existing discoveries and plan for future work. The Company expended $1.0 million in 2002 on the Wei 6-12-1 well.

            In 2003, the joint operating arrangement focussed on interpretation of the 3D seismic survey identifying a number of drill targets. A three well drilling programme, which commenced in mid-April 2004 and was completed by mid-May 2004, tested one prospect and appraised two existing discoveries in and around the 12-8 West and 12-8 East oil fields. The 12-8-3 appraisal well intersected eleven meters of net oil pay in a highly permeable sand and confirmed 1) the previous estimates of oil in place and 2) the highly viscous nature of the oil contained in the 12-8 East field. The well was plugged and abandoned for further evaluation of the development economics. Both the 12-7-1 exploration well and the 12-3-4 appraisal wells were plugged and abandoned as dry holes. The Company expended a total of $1.9 million in 2004 on the three wells.

            In August 2004, the joint operating arrangement completed its analysis of the development economics for the 12-8-1 and 12-8-2 oil fields and also evaluated the exploration potential around the 6-12-1 oil discovery. The post-drill analysis of the 12-8 East field indicated that the total oil in place in this field and the adjacent 12-8 West field, is significantly greater than previous independent estimates. The study also indicated that there was further exploration potential in the vicinity of the 6-12-1 oil discovery well. In October 2004, the joint operating arrangement elected to proceed into the third exploration phase of the petroleum contract and commenced a pre-feasibility study into the development of the 12-8 fields.

            In January 2005, the joint operating arrangement completed the pre-feasibility study concluding that the 12-8 West field should be developed subject to a full feasibility study which is expected to be completed by mid 2005. The Company's share of the joint operating arrangement's 2005 budgeted expenditure is $2.9 million.

B. BUSINESS OVERVIEW

            Petsec is an oil and natural gas exploration and production company operating in the shallow waters of the Gulf of Mexico, U.S.A., onshore Louisiana, U.S.A., and in the Beibu Gulf, offshore China.

            Revenues for 2004 were $32.8 million, comprising $32.6 million of oil and natural gas sales, net of royalties paid, and $0.2 million from overriding royalty interests. For 2003, the Company recorded revenues of $25.2 million, comprising $23.3 million of oil and natural gas sales, net of royalties paid, and $1.9 million from overriding royalty interests. In 2002, the Company recorded $0.2 million of oil and natural gas revenue, which was entirely the result of its overriding royalty interests at Ship Shoal 184/191.

            The Company's joint operating arrangement operations offshore China have had no production or revenues to date.

            See "Risk Factors" in "Item 3 D. - Key Information" for a discussion of risks which could impact on the Company's ability to find proved reserves and factors that affect oil and natural gas prices.

LIKELY DEVELOPMENTS

            Drilling of the third well in the Price Lake field is expected to commence in the second or third quarter of 2005. A three-well drilling program at Main Pass 19 commenced in the second quarter of 2005 and the Moonshine 3D seismic survey, which commenced in the first quarter of 2005, is expected to be completed during 2005. As of June 7, 2005, the three wells had been drilled at Main Pass 19 with all three discovering commercial hydrocarbons. Following development of the discoveries at Main Pass 19, the Company expects production to commence during the fourth quarter of 2005. The Company expects that exploration opportunities that arise from the Moonshine survey, if any, will not commence until late 2005 or until 2006.

            In the Beibu Gulf, offshore China, a feasibility study into development of the 12-8 West oil field at Block 22/12 is expected to be concluded by mid 2005, to be followed by a decision regarding the construction of production facilities.

            Any other exploration and development undertaken in 2005 will be determined by availability of funds, including expected cash flow from production.

            See "Trend Information" in "Item 5 D -- Operating and Financial Review and Prospects".

OIL AND NATURAL GAS RESERVES

            The following table sets forth estimated net proved oil and natural gas reserves of the Company (all of which were held in PEI), and the associated historical estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 2002, 2003 and 2004. All information relating to estimated net proved oil and natural gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and natural gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

                                                                                As of December 31,
                                                                  ---------------------------------------------
                                                                    2002               2003              2004
TOTAL NET PROVED:
   Oil (Mbbls)                                                          23                39                 63
   Gas (MMcf)                                                        7,764            10,737             12,269
                                                                  --------          --------           --------
   Total (MMcfe)                                                     7,902            10,971             12,647
                                                                  --------          --------           --------
NET PROVED DEVELOPED:
   Oil (Mbbls)                                                          23                32                 63
   Gas (MMcf)                                                        7,764             3,725             12,269
                                                                  --------          --------           --------
   Total (MMcfe)                                                     7,902             3,916             12,647
                                                                  --------          --------           --------
Estimated future net revenues before income  taxes
   (in thousands)                                                 $ 29,900          $ 44,527           $ 64,132
Present value of estimated future net revenues before
   income taxes (in thousands) (1)                                $ 26,156          $ 35,495           $ 57,892
Standardized measure of discounted future net cash flows
   (in thousands) (2) (3)                                         $ 26,156          $ 35,495           $ 57,892

Average prices used in calculating the net present values:
   Oil ($ per Bbl)                                                $  29.20          $  32.41           $  43.13
   Gas ($ per Mcf)                                                $   4.57          $   5.99           $   6.18

--------
(1) The present value of estimated future net revenues before income taxes attributable to the Company's reserves was prepared using constant prices, including the effects of hedging as of the calculation date, discounted at 10% per annum on a pre-tax basis. These prices have varied significantly from year to year affecting the net present values, and are not necessarily representative of current prices.

(2) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income tax discounted at 10% per annum.

(3) Income taxes have not been provided for due to the Company's availability of net operating loss carryforwards.

            There are numerous uncertainties inherent in estimating quantities of proved reserves, future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. If significant, these revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates generally differ from the quantities of oil and natural gas ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

            Acquisition and development costs. The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities in the Gulf of Mexico, onshore Louisiana, and China during the period indicated.

                                                       Years ended December 31,
                                               -----------------------------------------
                                                2002            2003              2004
                                               ------          -------           -------
                                                             (In Thousands)
Acquisition costs                              $  125          $   519           $ 3,973
Exploration costs                               2,149            6,586            11,943
Development costs                               7,627            8,987            15,898
                                               ------          -------           -------
    Total costs incurred                       $9,901          $16,092           $31,814
                                               ------          -------           -------

            Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 2004:

                                        Gross             Net
                                       -------           ------
Productive wells (1):
Oil                                          -                -
Gas                                          7              6.1
                                       -------           ------
Total                                        7              6.1
                                       -------           ------

Developed Acreage (1)                   10,156            8,867
Undeveloped Acreage (1) (2)            142,990           52,696
                                       -------           ------
Total                                  153,146           61,563
                                       -------           ------


---------------
(1) Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Five (4.3 net) of our productive wells have multiple producing horizons remaining. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which a working interest is owned. Leases in which the Company only holds an overriding royalty interest are excluded. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof.

(2) Leases covering 3% of the Company's undeveloped acreage will expire in 2006, 19% will expire in 2008, 24% will expire in 2009, and 54% are held by production or exploration activities.

            Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                                             Years ended December 31,
                                      ---------------------------------------------------------------------
                                             2002                      2003                      2004
                                      -----------------         -----------------         -----------------
                                      Gross         Net         Gross         Net         Gross         Net
Gulf of Mexico
    Exploratory wells                     -           -             -           -             2           2
    Development wells                     3        2.25             2        1.75             1           1

Beibu Gulf, China
    Exploratory wells                     -           -             -           -             1        0.25
    Dry holes                             -           -             -           -             2        0.50
    Abandoned wells                       1        0.25             -           -             -           -
                                      -----        ----         -----        ----         -----        ----
                      Total               4        2.50             2        1.75             6        3.75
                                      -----        ----         -----        ----         -----        ----

            Present activity. At December 31, 2004, the Company had one development well at Vermilion 244 in the process of being completed. The Company holds a 100% working interest in the well which commenced production in May 2005. Also at December 31, 2004, two wells at the Price Lake Field, in which the Company holds a 25% working interest, were being drilled though both these wells have since proved to be dry holes.

            In China, a feasibility study into development of the 12-8 West oil field at Block 22/12 has commenced and is expected to be concluded by mid 2005. A decision regarding the construction of production facilities will be made following completion of the feasibility study.

OIL AND NATURAL GAS MARKETING

            The Company sells all of its natural gas, oil and condensate production at a combination of fixed, index and spot prices pursuant to short term production sales contracts. The Company uses an outside party to market its oil and natural gas. During 2004, approximately 55% of the Company's oil and natural gas sales were made to Chevron USA Inc., 22% were made to Louis Dreyfus Inc., and 20% were made to Reliant Energy Services Inc. The Company typically sells all of its monthly natural gas production to only one or two purchasers.

COMPETITION

            The Company competes for the acquisition of oil and natural gas properties with numerous other entities, including major oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties, to access adequate financing, and to consummate transactions in a highly competitive acquisition environment.

REGULATION

            The U.S. domestic oil and natural gas industry is extensively regulated by U.S. federal, state and local authorities. In particular, oil and natural gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations.

            Regulation of Natural Gas and Oil Exploration and Production. The Company's U.S. operations are subject to various types of regulation at the federal and state levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. The effect of these regulations may limit the amount of oil and natural gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. Any of these actions could negatively impact the amount or timing of revenues.

            Federal Leases. The Company has in the past had operations located on federal oil and natural gas leases, which are administered by the MMS. The Company also anticipates future exploration and development of federal oil and natural gas leases. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration, and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. Lessees must also comply with detailed MMS regulations governing, among other things, engineering and construction specifications for offshore production facilities, safety procedures, flaring of production, plugging and abandonment of OCS wells, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

            Natural Gas and Oil Marketing and Transportation. The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and non-price controls from wellhead sales of natural gas effective January 1, 1993. The FERC's regulations currently eliminate price controls from the sales of natural gas by pipeline affiliates, most of which remain subject to FERC's jurisdiction under the NGA. While sales by producers, such as the Company, of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, there is no assurance that such regulatory treatment will continue indefinitely into the future. Congress or, in the case of the jurisdictional sales of natural gas by pipeline affiliates, the FERC could reenact price controls in the future.

            Commencing in 1992, the FERC issued Order No. 636 and subsequent orders (collectively, "Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of natural gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all shippers. Although Order No. 636 does not directly regulate our activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. The implementation of these orders has not had a material adverse effect on our results of operations. The courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and the FERC continues to review and modify its open access regulations.

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

            Additional proposals and proceedings that might affect the oil and natural gas industry are pending before Congress, the FERC, the MMS and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the less stringent regulatory approach currently pursued by the FERC and Congress will continue indefinitely.

            Environmental regulation. Our operations are subject to stringent federal, state and local laws and regulation governing the discharge of materials into the environmental or otherwise relating to environmental protection. Such laws and regulations have generally increased the cost of planning, designing, drilling, operating and abandoning wells. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial obligations, and the issuance of injunctions prohibiting or restricting our operations. Although we believe that compliance with environmental laws and regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or person resulting from the Company's operations could result in substantial costs and liabilities.

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

            OPA also imposes ongoing requirements on lessees or permittees of offshore areas in which a covered offshore facility is located, including the preparation of oil spill response plans and proof of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state) to cover at least some costs in a potential spill. Higher amounts of financial responsibility of up to $150 million my be required in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst-case spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS's final rule. While we are subject to and are in substantial compliance with OPA financial responsibility requirements, we cannot predict whether these financial responsibility requirements will result in the imposition of substantial additional annual costs to the us in the future or otherwise materially adversely affect us. The impact, however, should not be any more adverse to us than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. We also have OPA-required spill response plans in place.

            The Federal Water Pollution Control Act, as amended ("FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and natural gas wastes into navigable waters without a permit. The FWPCA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants. Many state discharge regulations and the federal National Pollutant Discharge Elimination System general permits issued by EPA prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry is expected to experience similar costs and we believe that these costs will not have a material adverse impact on our results of operations or financial position.

            The Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as the "Superfund" law, and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several, strict liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We also may incur liability under the Federal Resource Conservation and Recovery Act, as amended ("RCRA"), which imposes requirements relating to the management and disposal of solid and hazardous wastes. While RCRA generally does not regulate most wastes generated by the exploration and production of oil and natural gas, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as solid hazardous waste. Failure by us to properly manage and dispose of materials and wastes generated by or resulting from operation by us or predecessor owners of properties that we acquire could result in the imposition of remedial and abandonment liabilities under CERCLA, RCRA, and analogous state laws.

            China. The petroleum industry in the People's Republic of China ("PRC") is regulated by the PRC government. Areas over which it exercises control include licensing, exploration, production, distribution, pricing, exports, allocation of various resources used by the industry and environmental management. The State Development and Reform Commission is the primary co-ordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the industry.

            Participation by foreign companies in offshore oil and natural gas production in China, alone or in joint operating arrangement, is conducted by co-operation with the China National Offshore Oil Corporation under a petroleum contract. The contract includes provisions covering minimum expenditure requirements for exploration, terms of relinquishment of exploration acreage, evaluation of development and development planning upon discovery of petroleum reserves, production sharing arrangements and recovery of capital expenditures, as well as the responsibilities of the foreign company as operator.

            Foreign participants are subject to the tax laws and regulations of the PRC including regulations governing the discharge of materials into the environment or otherwise protection of the environment. We believe we are in substantial compliance with all such applicable environmental requirements.

C. ORGANIZATIONAL STRUCTURE

            Petsec Energy Ltd is an Australian Public Company, incorporated in New South Wales, Australia. The Company's principal subsidiaries are Petsec USA Inc. a wholly owned company incorporated in Nevada, ("PUSA") and PUSA's wholly owned subsidiaries Petsec Energy Inc. and Petsec Petroleum Inc., also incorporated in Nevada.

D. PROPERTY, PLANT AND EQUIPMENT

            At December 31, 2004, the Company had interests in 13 oil and natural gas leases located in the shallow waters of the Gulf of Mexico offshore Louisiana and Texas and one oil and natural gas lease onshore Louisiana. The interests in ten of the Company's offshore leases collateralize a significant portion of PEI's $6.0 million credit facility.

            The Company also has a 25% working interest in a petroleum contract over a block in the Beibu Gulf, offshore China.

            Refer to tables set forth in "B. Business Overview" within this Item 4 for information regarding the Company's oil and natural gas reserves and production.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

INTRODUCTION

      The following discussion is intended to assist in the understanding of the Company's results from operations for the years ended December 31, 2002, 2003 and 2004, and its financial position at December 31, 2004. The Company's financial statements for these periods are set forth under Item 18 and should be referred to in conjunction with the following discussion.

OVERVIEW

      The Company's results from operations are primarily generated from its operations in the Gulf of Mexico and its 25% working interest in a block in the Beibu Gulf, offshore China. All of the Company's oil and natural gas operations in the Gulf of Mexico are conducted by PEI. The 25% working interest in the Beibu Gulf is owned by PPI. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Items Affecting Results."

      On January 6, 2004, Petsec issued 12,846,800 shares at A$0.95 per share to raise a net A$11.6 million or approximately US$8.6 million, following a placement arranged in December 2003. The Company used the funds for the development of Vermilion 258, for exploration and development in the Beibu Gulf offshore China, to fund lease acquisitions that were acquired at the March 2004 Central Gulf of Mexico lease sale, and other acquisition, exploration, and development opportunities.

      In December 2003, the Company began drilling the first of two exploration wells at its Vermilion 258 lease and in early January 2004 began drilling the second well. Both wells encountered hydrocarbon-bearing sands with economic potential. Following the installation of a platform, production facilities, and a pipeline, both wells were completed and put into production in July 2004. In September 2004, the company began drilling two additional wells at Vermilion 258 to develop hydrocarbon-bearing sands that were discovered by the first two wells. One of the wells was completed and put into production in November 2004. The other development well was brought into production in May 2005. Through December 31, 2004, the Company has expended $24.0 million to drill the four wells and install the facilities, including $4.4 million expended in 2003. The project was funded by cash flow generated from operations and from proceeds of the January 2004 share placement.

      In the Beibu Gulf 22/12 contract area, China, a three well drilling programme, which commenced in mid-April 2004 and was completed by mid-May 2004, tested one prospect and appraised two existing discoveries in and around the 12-8 West and 12-8 East oil fields. The 12-8-3 appraisal well intersected eleven meters of net oil pay in a highly permeable sand and confirmed 1) the previous estimates of oil in place and 2) the highly viscous nature of the oil contained in the 12-8 East field. The well was plugged and abandoned for further evaluation of the development economics. Both the 12-7-1 exploration well and the 12-3-4 appraisal wells were plugged and abandoned as dry holes.

      In August 2004, the joint operating arrangement completed its analysis of the development economics for the 12-8-1 and 12-8-2 oil fields and also evaluated the exploration potential around the 6-12-1 oil discovery. The post-drill analysis of the 12-8 East field indicated that the total oil in place in this field and the adjacent 12-8 West field, is significantly greater than previous independent estimates. The study also indicated that there was further exploration potential in the vicinity of the 6-12-1 oil discovery well. In October 2004, the joint operating arrangement elected to proceed into the third exploration phase of the petroleum contract and commenced a pre-feasibility study into the joint development of the 12-8 fields.

      Also during 2004, the Company:

      - Entered into an agreement to participate in the drilling of three wells at the Price Lake field, onshore Louisiana to earn a 25% working interest and a 17.5% net revenue interest. The first two wells of the three well programme, which commenced drilling in September 2004 and December 2004, respectively, encountered hydrocarbon-bearing sands and were completed for production. The reserves discovered have subsequently proved to be uneconomic and as a result, the wells have been determined to be dry holes and costs incurred and previously capitalized through December 31, 2004 have been expensed as of December 31, 2004. Drilling of the third well in the Price Lake field is expected to commence in the second or third quarter of 2005.

      - Purchased the right to participate in the Moonshine Project, a 3-D seismic survey over 94 square miles, 50 miles west of New Orleans, Louisiana. The Company will hold a 50% working interest in the Moonshine Project and will act as operator. The survey is expected to be completed in 2005.

      At December 31, 2004, the Company held working interests and/or overriding royalty interests in 14 leases in the U.S. operations, one of which began production during the year, and one in China. In the USA, five of the leases are currently held by production.

      At the March 2005 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for two additional exploration leases in the Gulf of Mexico. Total bids on the leases, which are at Main Pass 18 and Main Pass 103, were $2.0 million. On May 26, 2005, the Company was awarded both leases in which it will hold 100% working interests.

      Under US GAAP, the Company accounts for its oil and natural gas operations under the successful efforts method of accounting. Under this method, the Company capitalizes lease acquisition costs, costs to drill and complete exploration wells in which proved reserves are discovered and costs to drill and complete development wells. Costs to drill exploratory wells that do not find proved reserves are expensed. Seismic, geological and geophysical, and delay rental expenditures are expensed as incurred.

      The following table sets forth certain operating information with respect to the oil and natural gas operations of the Company.

                                                  Year ended December 31
                                               2002 (1)  2003 (2)  2004 (3)
                                               --------  --------  --------
Net production
   Oil (Mbbls)                                        1        19       15
   Gas (MMcf)                                        40     4,403    5,595
                                               --------  --------  -------
     Total (MMcfe)                                   46     4,517    5,685
                                               --------  --------  -------

Net sales data (in thousands) (4):
   Oil                                         $     28  $    582  $   669
   Gas                                              173    24,637   32,129
                                               --------  --------  -------
     Total                                     $    201  $ 25,219  $32,798
                                               --------  --------  -------

Average sales price (4):
   Oil (per Bbl)                               $  28.00  $  30.84  $ 44.79
   Gas (per Mcf)                                   4.33      5.60     5.74
                                               --------  --------  -------
     Total (per Mcfe)                          $   4.37  $   5.58  $  5.77
                                               --------  --------  -------

Average costs (per Mcfe):
   Lease operating expenses(5)                 $      -  $   0.34  $  0.31
   Depletion, depreciation and amortisation        0.74      1.46     2.17
   General, administrative and other expenses     36.76      0.81     0.82

---------
(1)   Production from Ship Shoal 184/191 commenced in November 2002.

(2) Production from three wells at West Cameron 343/352 commenced in January 2003 and production from two additional wells at West Cameron 343/352 commenced in October 2003.

(3) Production commenced at Vermilion 258 from two wells in July 2004 and one well in November 2004.

(4)   Includes effects of hedging activities.

(5)   Excludes major maintenance expense.

RESULTS OF OPERATIONS

      The following table sets forth in US dollars and under US GAAP, selected consolidated financial data for the Company for the periods indicated.

                                                                   Year ended December 31
                                                              ---------------------------------
                                                               2002         2003         2004
                                                                       (In thousands)
INCOME STATEMENT DATA
   Oil and gas sales (net of royalties paid or payable)       $     -     $ 23,270     $ 32,575
   Oil and gas royalties                                          201        1,949          223
                                                              -------     --------     --------
       Total revenues                                         $   201     $ 25,219     $ 32,798
                                                              -------     --------     --------

   Lease operating expenses                                         -        1,557        1,776
   Depletion, depreciation and amortization                        34        6,574       12,361
   Exploration expenditure                                      1,176        1,329        1,452
   Dry hole and abandonment costs                               1,066            -        4,119
   Major maintenance expense                                        -            -          592
   Impairment expense                                               -           38          201
   General, administrative and other expenses                   1,691        3,519        4,657
   Stock compensation expense                                      40           90           83
                                                              -------     --------     --------
       Total operating expenses                                 4,007       13,107       25,241

   Profit (loss) on sale of assets                                 (8)           -            2
                                                              -------     --------     --------
   Income (loss) from operations                               (3,814)      12,112        7,559

   Other income                                                   137          364           89
   Interest expense                                                 -          (10)         (32)
   Interest income                                                136          142          311
                                                              -------     --------     --------
   Income (loss) before income tax and extraordinary items     (3,541)      12,608        7,927

   Income tax benefit                                             254          492        9,807
                                                              -------     --------     --------
   Net income (loss)                                          $(3,287)    $ 13,100     $ 17,734
                                                              -------     --------     --------

The following discussion relates to the operating information and financial data tabled above and on the previous page:

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

      General. The start of production from the Vermilion 258 natural gas field in late July 2004, partially offset by a natural decline in production from West Cameron 343/352, resulted in higher production and revenue in 2004. The Company recorded total revenues for the year of $32.8 million from net production of 5.7 Bcfe at an average price received of $5.77/Mcfe. This represents an increase of $7.6 million, or 30.2%, on 2003.

      Lease operating expenses were $1.8 million in 2004. This compares to $1.6 million in 2003. The increase is attributable to the start of production from Vermilion 258.

      Exploration Expenditures, Dry Hole and Abandonment Cost, Impairment Expense and Major Maintenance Expense, In 2004, $1.5 million was expensed for seismic, geological and geophysical expenditures, $4.1 million was expensed as incurred for dry hole costs and abandonments, $0.6 million was expensed for major maintenance expenditure and $0.2 million was expensed for impairment. The dry hole costs and abandonments were the result of two dry holes drilled in the Beibu Gulf, China ($1.1 million) and two dry holes drilled in the Price Lake field ($3.0 million). The major maintenance expense was incurred in an attempt to repair a completion failure at West Cameron 343/352. The impairment expense relates to a provision made against the Company's share of the lease costs incurred in respect of the Price Lake field. In 2003, $1.3 million was expensed for seismic, geological and geophysical expenditures. Dry hole and abandonment costs and major maintenance expense were nil in 2003.

      General and Administrative Expense. General and administrative expense increased $1.2 million, or 34%, to $4.7 million in 2004 from $3.5 million in 2003. The increase is largely attributable to the addition of staff and increased exploration, operational, and production activities in the Gulf of Mexico.

      Depreciation, Depletion, and Amortization. Depreciation, depletion, and amortization expense ("DD&A") increased $5.8 million, or 88%, to $12.4 million in 2004 from $6.6 million in 2003. Higher DD&A costs in 2004 were due to higher production and a downward revision of West Cameron reserves for the first half of the year. DD&A on the Company's proved oil and natural gas properties is calculated on a units-of-production basis. DD&A in 2004 per Mcfe was $2.17 compared to $1.46 in 2003.

      Income Tax Benefit. The Company recognized an income tax benefit in 2004 despite generating a pre-tax . profit. This is primarily due to the reduction of the deferred tax asset valuation allowance by $12.4 million, of which $9.8 million relates to a change in judgement about management's assessment of realizing the benefit of certain deferred tax assets in the future. The Company also recognized an income tax benefit in 2003 despite generating a pre-tax profit. This was primarily due to the reduction of the deferred tax asset valuation allowance by $5.3 million caused by the realization of tax benefits in 2003 that were not previously recognized.

      Net Income (loss). Net income in 2004 of $17.7 million is $4.6 million, or 35% higher than net income in 2003 of $13.1 million primarily due to increased revenues for the year and the recognition of an income tax benefit resulting from the Company's re-assessment of future taxable income. This was offset by an additional $12.1 million of operating costs including additional DD&A costs of $5.8 million.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      General. The Company returned to strong profitability for the 2003 financial year due to the successful development and resulting production from the Company's natural gas discoveries on the West Cameron 343/352 leases in the Gulf of Mexico, USA. Historically high natural gas prices also contributed to the strong operating profits.

      Production from West Cameron 343/352 commenced in January 2003 and significantly contributed to the Company's $25.2 million of revenue for the year. The Company recorded net income of $13.1 million. This compares to a net loss of $3.3 million in 2002. Lease operating expenses were $1.6 million. For 2002, the Company only had production from properties in which it had an overriding royalty interest. Therefore lease operating expenses for this period were nil.

      Exploration Expenditures and Dry Hole and Abandonment Costs. In 2003, $1.3 million was expensed for seismic, geological and geophysical expenditures. In 2002, $1.1 million was expensed as incurred for dry hole costs and abandonments and $1.2 million was expensed for seismic, geological and geophysical expenditures. Substantially all of the dry hole costs and abandonments were the result of operations in the Beibu Gulf, China.

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

      Depreciation, Depletion, and Amortization. The $6.5 million increase in DD&A reflects the start of production at West Cameron 343/352 in 2003. DD&A on the Company's proved oil and natural gas properties is calculated on a units-of-production basis. DD&A in 2003 per Mcfe was $1.46.

      Income Tax Benefit. The Company recognized an income tax benefit in 2003 despite generating a pre-tax profit. This was primarily due to the reduction of the deferred tax asset valuation allowance by $5.3 million caused by the realization of tax benefits in 2003 that were not previously recognized. In 2002, the Company recognized a lower than expected income tax benefit on its pre-tax loss primarily because of an increase in its deferred tax asset valuation allowance of $0.6 million based on management's assessment that it was more likely than not the benefit of certain deferred tax assets would not be realized in the future.

      Net Income (loss). As a result of the commencement of oil and natural gas production, net income of $13.1 million was recorded for 2003, an increase of $16.4 million from the net loss of $3.3 million for 2002. Net income was $13.1 million in 2003 compared to a net loss of $3.3 million in 2002.

HEDGING TRANSACTIONS

      From time to time, the Company utilizes hedging transactions with respect to a portion of its oil and natural gas production to achieve a more predictable cash flow and to reduce its exposure to oil and natural gas price fluctuations. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company has limited the term of the transactions and the percentage of the Company's expected aggregate oil and natural gas production that may be hedged. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and natural gas revenues when the hedged production is delivered.

      At December 31, 2004, the Company had the following outstanding natural gas hedges in place:

                                                          WEIGHTED AVERAGE
 PRODUCTION PERIOD       HEDGE TYPE       DAILY VOLUME       USD PRICE
-------------------    ---------------    ------------    ----------------
First quarter 2005     Costless collar    4,000 MMBtu      6.00/7.08 (1)
                            Swap          6,000 MMBtu           7.89
Second quarter 2005         Swap          4,000 MMBtu           6.61
Third quarter 2005          Swap          4,000 MMBtu           6.59
Fourth quarter 2005         Swap          4,000 MMBtu           6.87

------------
(1)   Floor/Ceiling

      At December 31, 2004, the Company estimated that it would have realised a gain of approximately $1.4 million if it settled the costless collars/swap agreements before their expiration, if it had so elected. See "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will be effective for the Company as of January 1, 2006. We are currently assessing the impact of the adoption of this standard though we do not expect that the initial adoption of this Statement will have a significant impact on our consolidated financial position or our results of operations.

      In April 2005, the FASB issued FASB Staff Position FAS 19-1, Accounting for Suspended Well Costs, which will apply to enterprises that use the successful efforts method of accounting as described in FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. The FSP will require the Company to apply more judgement than was required by Statement 19 in evaluating whether the costs of exploratory wells meet the criteria for continued capitalization. The FSP is an amendment to Statement 19, paragraphs 31
- 34, and prescribes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and viability of the project. The FSP will be effective for the Company as of 1 January 2006. We are currently assessing the impact of the adoption of this FSP though we do not expect that the initial adoption of this Statement will have a significant impact on our consolidated financial position or our results of operations.

OTHER MATTERS

      To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such contingent obligations will be met. As of June 2, 2005, the Company had posted $4.7 million of required bonding with the MMS. $2.6 million of these bonds have been collateralized by letters of credit.

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

   -  any expected results or benefits associated with our acquisitions;

   - planned capital expenditures and availability of capital resources to fund capital expenditures;

   - estimates of our future oil and natural gas production, including estimates of any increases in oil and natural gas production;

   -  our outlook on oil and natural gas prices;

   -  estimates of our oil and natural gas reserves;-

   -  any estimates of future earnings growth;

   -  the impact of political and regulatory developments;

   - our future financial condition or results of operations and our future revenues and expenses; and

   - our business strategy and other plans and objectives for future operations.

      We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incidental to the exploration for and development, production and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures and the other risks described in this Form 20-F.

      Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, these revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.

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

B. LIQUIDITY AND CAPITAL RESOURCES

      The Company had cash available in the amount of approximately $9.5 million at December 31, 2004. At May 31, 2005, the Company's cash balances were approximately $18.2 million. The Company believes, based on its analysis of planned capital expenditure, forecast revenues and its current business plan that its current cash and sources of liquidity are sufficient for the Company's present requirements.

Cash Flow

      The following table represents cash flow data for the Company for the periods indicated.

                                     Years Ended December 31,
                                 -----------------------------
                                  2002       2003       2004
                                 -------   --------   --------
                                       (in thousands)
NET CASH PROVIDED BY (USED IN):
  Operating activities           $(2,728)  $ 18,589   $ 22,032
  Investing activities            (8,170)   (13,574)   (26,046)
  Financing activities                 -      6,851      1,070

      Cash flow from operating activities in 2004 increased over 2003 primarily as a result of the start of production from the Company's Vermilion 258 natural gas field in late July 2004.

      The cash flow from operating activities and the proceeds from the share subscription monies received in December 2003 and January 2004 funded the Company's $26.0 million of net investment activities in 2004 including capital expenditures of $19.0 million for the drilling of four wells, development, pipelines and facilities at Vermilion 258/244, $2.4 million for the cost of re-completions at West Cameron 343/352, $1.5 million for drilling and development at Price Lake onshore Louisiana, $1.8 million for lease acquisitions and delay rentals and $2.0 million for exploration and development at Block 22/12 in the Beibu Gulf, China. The Company also received a refund of $2.1 million comprising $1.7 million of cash collateral previously posted to secure surety bonds issued to the MMS and $0.4 million in respect of cash collateral previously provided to hedging instruments counterparties.

      Net cash provided by financing activities for the year ended December 31, 2004 was $1.1 million which comprised of $2.0 million relating to the remaining balance of the share subscription monies received in relation to the January 6, 2004 share issuance offset by short-term loan repayments of $0.9 million.

Credit Facilities

      Effective February 20, 2004, PEI entered into a $2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of US$1.7 million of cash collateral previously posted to secure surety bonds issued to the Minerals Management Service (MMS). This facility was subsequently increased to $3.0 million in July 2004 and to $6.0 million in December 2004. In connection with the facility, letters of credit totaling $4.1 million are outstanding as of May 31, 2005. Letters of credit totaling $2.6 million secure bonding and potential plug and abandonment and environmental contingent liabilities in connection with PEI's oil and natural gas operations. Letters of credit totaling $1.5 million secure the Company's obligations to a hedging counterparty.

      PEI incurs fees of 1 3/4% per annum on the amount of letters of credit issued by the bank. Any calls made against a letter of credit by a beneficiary will constitute a loan under the credit agreement. Principal payments on any such loan will be payable at the end of each calendar quarter in an amount determined by the bank. Interest on any outstanding loans will accrue, at PEI's election, at either (i) the bank's prime rate plus 1/2% pa, but no less than 4 1/2% pa or (ii) at LIBOR plus 3 1/2% pa. Upon final maturity of the credit agreement, all loans and interest outstanding become due. The final maturity date of the credit agreement, which was recently extended by one year, is March 31, 2007. To date, there have been no loans under the credit agreement.

      The credit facility is secured by mortgages on PEI's interest in oil and natural gas properties. The credit facility also contains financial covenants that require PEI to:

  (i) maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and

  (ii) a ratio of current assets to current liabilities of at least one to one.

  The terms of the financial covenants governing the credit facility are currently being met.

Future Capital Expenditures and Commitments

      At the March 2005 lease sale held in New Orleans, Louisiana by the MMS, the Company was the high bidder for two exploration leases in the Gulf of Mexico (Main Pass 18 and Main Pass 103). On May 26, 2005 the Company was awarded the two leases at a total cost of $2.0 million.

      In total, the Company expects to expend at least $28 million for acquisitions, exploration and development in 2005 including the following projects:

      USA

      -- Remediation of the down-hole mechanical difficulties that have occurred on a well at Vermilion 258;

      -- Drilling and completion of three wells at Main Pass 19;

      -- Platform and facilities at Main Pass 19;

      -- Drilling and completion of the two Price Lake wells that commenced in 2004;

      -- Drilling of the third well at the Price Lake field;

      -- Moonshine Project 3-D seismic survey over 94 square miles onshore
         Louisiana;

      China

      -- Participation in a feasibility study and Oil Development Plan ("ODP") for the 12.8 West oil field.

      The Company anticipates that it will fund these projects with available cash and cash flow from operations.

C. RESEARCH AND DEVELOPMENT

   Not applicable.

D. TREND INFORMATION

      The Company anticipates production for 2005 will be higher than 2004 as it should benefit from a full year of production from the three wells at Vermilion 258 that commenced production in mid to late 2004. Additionally, as of June 7, 2005, the Company discovered commercial hydrocarbons in all three wells drilled at Main Pass 19. The Company will undertake the development of Main Pass 19 and expects production to commence in the fourth quarter of 2005. Petsec owns a 100% working interest in Vermillion 258 and a 55% working interest in Main Pass 19. In conjunction with increased production, lease operating expenses and DD&A will also be higher in 2005. The anticipated increase in production for 2005 will be partially offset by the natural decline of production from West Cameron 343/352.

      As of May 31, 2005, the first two wells drilled at Price Lake were determined to be dry holes. As a result, the Company expects to record approximately $5.0 million of dry hole expense in 2005 in conjunction with the two wells.

      The costs incurred for the 3-D seismic survey phase of the Moonshine Project must be recorded as an exploration expense under the successful efforts method of accounting. The Company expects to record approximately $4.5 million of exploration expense in 2005 for the Moonshine 3-D seismic survey.

      Currently, the Company is primarily a natural gas producer. Natural gas prices during the first quarter of 2005 were generally higher than 2004. In the first quarter of 2005, the Company has realized approximately $6.66 per Mcf of natural gas excluding the impact of any financial hedges. In the first quarter of 2004, the Company realized approximately $5.49 per Mcf of gas sold. Margins could improve in 2005 compared to 2004 if the current natural gas price environment continues for the remainder of the year.

E. OFF-BALANCE SHEET ARRANGEMENTS

      We do not currently maintain any off-balance sheet arrangements with unconsolidated entities or others that could materially affect liquidity, the availability of capital resources or requirements for capital resources.

F. CONTRACTUAL OBLIGATIONS

      The following table shows our other cash commitments as of December 31, 2004.

US$'000                                   Payments due by periods as of December 31, 2004
----------------------------------  ------------------------------------------------------------
                                           Less than 1
Contractual obligations             Total     year      1 - 3 years  3 - 5 years   After 5 years
----------------------------------  -----  -----------  -----------  -----------   -------------
Operating leases                    $ 393    $  174        $  209       $   2          $   -
Exploration lease rental              509       132           348          29              -
                                    -----    ------        ------       -----          -----
Total contractual cash obligations  $ 894    $  306        $  557       $  31          $   -
                                    -----    ------        ------       -----          -----

      In addition to the contractual cash obligations listed above, the Company has committed to expending approximately $7.9 million in total during 2005 for exploration within the U.S. and China in respect of its joint operating arrangement commitments.

G. CRITICAL ACCOUNTING POLICIES

      The Company's critical accounting policies under US GAAP are those that we believe are most important to the portrayal of its financial condition and results, and that require management's most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of the Company's judgment. In certain circumstances, however, the preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to use its judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company believes the policies described below are its critical accounting policies.

(1)   Successful efforts method of accounting

      The Company accounts for its natural gas and crude oil exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and costs to acquire mineral interests are capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses including seismic costs and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. As detailed below, capitalized costs are subject to impairment tests. Each part of the impairment test is subject to a large degree of management judgment, including the determination of a property's reserves, future cash flows, and fair value.

      Previously capitalized costs of $4.1 million and $1.1 million were written-off and charged to the line item "Dry holes and abandonment costs" in our consolidated statement of operations for the years ended December 31, 2004 and 2002, respectively.

(2)   Impairment of oil and natural gas properties

      The Company reviews its oil and natural gas properties for impairment at least annually and whenever events and circumstances indicate a decline in the recoverability of their carrying value. The Company estimates the expected future cash flows of its oil and natural gas properties and compares such future cash flows to the carrying amount of the properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to their fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

      Management's assumptions used in calculating oil and natural gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, reducing our net income and the carrying value of the related asset. Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of calculating reserve estimates. There can be no assurance that the proved reserves will be developed within the periods estimated or that prices and costs will remain constant. Actual production may not equal the estimated amounts used in the preparation of reserve projections. As these estimates change, the amount of calculated reserves changes. Any change in reserves directly impacts our estimated future cash flows from the property, as well as the property's fair value. Additionally, as management's views related to future prices change, this changes the calculation of future net cash flows and also affects fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

      Given the complexities associated with oil and natural gas reserve estimates and the history of price volatility in the oil and natural gas markets, events may arise that would require the Company to record an impairment of the recorded book values associated with oil and natural gas properties.

      During the years ended December 31, 2004 and 2003, we recognized impairment charges of $201 thousand and $38 thousand, respectively.

(3)   Depreciation, Depletion, and Amortization

      The Company records DD&A expense on its producing oil and natural gas properties using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers. The effect of any revisions to the estimated remaining reserves on DD&A is only considered in future periods and no adjustment is made to accumulated DD&A applicable to prior periods. Because revisions to estimated reserves are only considered prospectively when calculating DD&A expense, DD&A expense in current and future periods may be significantly impacted by DD&A attributable to past periods.

      There have been no significant changes to the initial estimates of remaining reserves in any of the last three years presented.

(4)   Realization of Deferred Tax Assets

      Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's ability to realize the benefit of its deferred tax assets requires that the Company achieve certain future earnings levels prior to the expiration of its NOL carryforwards.

      For U.S. federal income tax purposes, at December 31, 2004 the Company estimates that it had net operating losses ("NOLs") of approximately $47.9 million which are available to offset future U.S. federal taxable income. The NOLs from previous tax periods will expire from 2016 through 2021.

      As of December 31, 2004, the Company revised its estimate of the amount of deferred tax assets it believes it will ultimately be able to realize as a result of changes in its forecast of future taxable income over the next three years (the period in which the estimated reserves are expected to be extracted). This resulted in a reduction in the beginning of year deferred tax asset valuation allowance of $9.8 million in our consolidated balance sheet with a corresponding increase in income tax benefit in our consolidated statement of operations. The Company was also able to realize the benefits of approximately $1.6 million of deferred tax assets in 2004 that were not previously recognized because of its ability to generate taxable income in 2004. This reduced the deferred tax asset valuation allowance in our consolidated balance sheet with a corresponding increase in income tax benefit in our consolidated statement of operations in 2004.

      For the year ended December 31, 2003, the Company was also able to realize the benefits of approximately $5.3 million of deferred tax assets that were not previously recognized because of its ability to generate taxable income in that 2003. This reduced the deferred tax asset valuation allowance in our consolidated balance sheet with a corresponding increase in income tax benefit in our consolidated statement of operations in 2003.

      In 2002, the Company increased its deferred tax asset valuation allowance by $0.6 million based on management's assessment its was more likely than not the benefit of certain deferred tax assets would not be realized in the future. This reduced the net deferred tax assets recognized in our consolidated balance sheet with a corresponding reduction in income tax benefit in our consolidated statement of operations in 2002.

(5)   Asset retirement obligations

      The Company recognizes a liability for the legal obligation associated with the retirement of a long-lived assets that results from the acquisition, construction, development, and (or) the normal operation of oil and natural gas properties. The initial recognition of a liability for an asset retirement obligation, which is discounted using a credit-adjusted risk-free interest rate, increases the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, period-to-period changes in the liability are recognized for the passage of time (accretion) and revisions to the original estimate of the liability. Additionally, the capitalized asset retirement cost is subsequently allocated to expense on a straight-line basis over its estimated useful life.

      There have been no significant changes to the assumptions used in determining the asset retirement obligation since adoption of this standard in 2003.

               ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      The following table sets forth the name, age and position of each director and executive officer of the Company.

       Name             Age                     Position
----------------------  ---  -------------------------------------------------------
Directors:
Terrence N. Fern (1)     57  Chairman, Managing Director and Chief Executive Officer
David A. Mortimer        60  Director, Chairman of Audit and Remuneration and
                             Nomination Committees
Peter E. Power           71  Director

Executive officers:
Ross A. Keogh            46  President of Petsec Energy Inc.
Prent Kallenberger       50  Vice President, Exploration of Petsec Energy Inc.
Norman Fakier            60  Vice President, Operations of Petsec Energy Inc.
Fiona A. Robertson (1)   49  Chief Financial Officer
Craig H. Jones (3)       46  General Manager - Corporate and Company Secretary

(1) Mr. Fern and Mrs. Robertson provide services to the Company through contractual arrangements between the Company and corporate affiliates.

(2) Mr. Jones was appointed to the position of General Manager - Corporate effective from January 10, 2005 and Company Secretary from February 28, 2005.

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

      DAVID A. MORTIMER has over 35 years corporate finance experience and was a senior executive of TNT Limited Group from 1973 serving as Finance Director and Chief Executive. He retired as its Chairman in 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Virgin Blue Holdings Limited, Macquarie Infrastructure Investment Management Ltd, Arrow Pharmaceuticals Ltd, and is Deputy Chairman of Australia Post and Chairman of Citect Corporation Limited and Crescent Capital Partners Limited. Mr. Mortimer holds a Bachelor of Economics degree from The University of Sydney.

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

      PRENT KALLENBERGER is the Vice President of Exploration of Petsec Energy, Inc. He joined Petsec in September of 1992 after holding various technical and supervisory positions with Tenneco Oil Company, Union Pacific Resources Inc. and Unocal Corporation. In these positions, he was responsible for exploration and development programs in California and the Gulf of Mexico. Mr Kallenberger holds a Bachelor of Science degree in Geology from Boise State University and a Master of Science degree in Geophysics from the Colorado School of Mines.

      NORMAN FAKIER joined Petsec in 2002 as VP-Operations. He has held supervisory and management positions domestically and internationally with Shell Oil Company, Amoco International (now BP-Amoco) and

Marathon Oil Company. Mr. Fakier has been involved in operations for 41 years in drilling, completions, remedial work, construction and production.

      FIONA A. ROBERTSON joined the Company in 2002 as the Chief Financial Officer of the Petsec Energy Ltd group. Mrs. Robertson has over 25 years of corporate finance experience, 15 in the resources industry. She spent 14 years working for the Chase Manhattan Bank in London, New York and Sydney, and eight years with Delta Gold Limited as General Manager, Finance/Chief Financial Officer. Mrs. Robertson holds an MA in geology from Oxford University, is a Fellow of the Australian Institute of Company Directors and a Member of the Australasian Institute of Mining and Metallurgy.

      CRAIG H. JONES joined the Company in January 2005 as General Manager - Corporate and was also appointed as Company Secretary in February 2005. Mr. Jones has had over 20 years corporate finance experience in listed companies in the mining and healthcare industries after initial experience with an international chartered accounting firm. Since 1987 he has served as Chief Financial Officer with Sedimentary Holdings Ltd, ICSGlobal Limited, and Alpha Healthcare Limited and as General Manager, Treasury and Corporate Services with MIA Group Limited. Mr. Jones holds a Bachelor of Business Degree from the University of Southern Queensland, is a Fellow of the Australian Society of CPAs, a Fellow of the Institute of Chartered Secretaries and an Associate of the Securities Institute of Australia.

B. COMPENSATION

      The total compensation received by the directors of the Company for their services as directors for 2004 was $429,804. The total compensation received by the executive officers of the Company and its controlled and related companies for 2004 was $1,349,267.

Fiscal year ended       Base                 Other      Retirement       Other
December 31, 2004    emoluments  Bonuses  benefits(5)  benefit plans  compensation   Total
-------------------  ----------  -------  -----------  -------------  ------------  -------
                         $          $          $            $               $          $
DIRECTORS
T.N. Fern (1)               -          -     12,096            -         337,692    349,788
D.A. Mortimer          36,705          -          -        3,303                     40,008
P.E. Power             36,705          -          -        3,303                     40,008

EXECUTIVE OFFICERS
R.A. Keogh (2)        160,626    230,350     30,849            -               -    421,825
P. Kallenberger (2)   160,800    210,000     29,421            -               -    400,221
N. Fakier (2)         135,231    179,000     25,642            -               -    339,873
F.A. Robertson (3)          -          -      1,073            -         102,337    103,410
G. H. Fulcher (4)      65,040          -     11,557        7,341               -     83,938

(1) Included in other compensation above is an amount of $337,692 which was paid or is payable to Geofin Consulting Services Pty Ltd ("Geofin"), a company which Mr. Fern is a director. During the year, Geofin provided management services to the Company and its controlled entities. The dealings were in the ordinary course of business and on normal terms and conditions.

(2) Bonuses were granted pursuant to an employee incentive plan that PEI established for its employees during 2003. Under the plan, the Company will pay up to 6 1/2 percent of PEI's operating profit before interest, taxes and incentive compensation for payment to PEI employees. The allocation of the bonus to PEI's employees is made at the discretion of the Company's management. For 2004, the Company recorded $1.0 million of compensation expense under the plan.

(3) Included in other compensation above is an amount of $102,337 which was paid or is payable to Geofin, a company through which Mrs. Robertson provided services.

(4) Mr. Fulcher resigned from his position of Company Secretary on February 28, 2005.

(5) Other benefits includes amounts accrued or incurred by the Company on behalf of the employee in relation to health, dental, life and salary continuance insurance, leave entitlements and parking benefits.

      In addition, the Company has accrued $220,000 payable as a retirement benefit to the directors, Mr. D.A. Mortimer and Dr. P.E. Power on retirement. The Company provides for directors' retirement benefits based on the number of years service at the reporting date. All existing non-executive directors are presently entitled to payments under the scheme which entitles them to a benefit, on retirement, equivalent to the total remuneration received in the past three years.

SHARE AND OPTION PLANS

      The Company maintains an Employee Share Plan (the "Share Plan") and an Employee Share Option Plan (the "Option Plan"). Both plans were approved by the shareholders at the Company's 1994 Annual General Meeting and are administered by a committee (the "Nomination and Remuneration Committee") appointed by the Board of Directors. The total number of Ordinary Shares issued or subject to option under all share and option plans during any five-year period may not exceed 6,987,567. As at December 31, 2004 the number of further shares or options, which could be issued within the limit was 3,349,567.

      The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest-free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price of the Ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of December 31, 2004, there were no entitlements to shares under the Plan.

      The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and (with shareholder approval) directors at prevailing market prices and subject to certain conditions set by the Nomination and Remuneration Committee. Grants are subject to a minimum six-month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire not more than five years from the date of grant. As of December 31, 2004, directors of the Company held no options to purchase Ordinary Shares pursuant to the Option Plan. During the year, Mr. G.H. Fulcher exercised 20,000 options on Ordinary Shares at an exercise price of A$0.41 per share. At December 31, 2004, Mr G.H. Fulcher held 35,000 remaining options to purchase Ordinary Shares at an exercise price of A$0.40 per share and expiry date of December 1, 2007. Mr. Keogh held options to purchase an aggregate of 1,250,000 Ordinary Shares at an exercise price of A$0.30 per share. Mr. Keogh received his options during 2002 and his options expire on June 1, 2007. No other directors or executive officers held options.

C. BOARD PRACTICES

      The Board of Directors has an Audit Committee, a Nomination and Remuneration Committee, of which each director is a member. Meetings of the Board and Committees held during the year and attendance by directors were as follows:

                                                           Nomination and
                          Regular   Additional    Audit     Remuneration        Date
                           Board      Board     Committee    Committee     Director First
                          Meetings   Meetings    Meetings     Meetings       Appointed
                          --------  ----------  ---------  --------------  --------------
Total number held during
the year                     10          6          4            2

T.N. Fern                    10          6          4            2           May 21, 1987
D.A. Mortimer                10          6          4            2           July 1, 1985
P.E. Power                   10          6          4            2          July 21, 1999

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

      The Company has no severance contracts with its directors other than that disclosed in Item 7 - Major shareholders and related party transactions, Section B (b) and the retirement benefits outlined in "Section B" above.

      The Nomination and Remuneration Committee of which Mr D.A. Mortimer is Chairman is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executive officers of the Company. The broad policy is to ensure the remuneration package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. Executive directors may receive bonuses based on the achievements of specific goals related to the performance of the Company. Non-executive directors do not receive any performance-related remuneration. The Remuneration Committee comprises all of the directors.

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

D. EMPLOYEES

      As of December 31, 2004, the Company had 17 full-time employees 13 of whom were in Lafayette, Louisiana, and four of whom were in Australia. See "Item 3 - Key Information - D. Risk Factors" "The loss of key personnel could adversely affect our ability to operate." The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with certain of its executives and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment.

E. SHARE OWNERSHIP

      The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of May 31, 2005 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executive officers of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 119,547,841 Ordinary Shares outstanding on May 31, 2005.

                                              NUMBER OF                            OPTIONS
                                          ORDINARY SHARES       PERCENTAGE       OVER ORDINARY
                  NAME                   BENEFICIALLY OWNED  BENEFICIALLY OWNED     SHARES
---------------------------------------  ------------------  ------------------  -------------
All Directors and executives as a group
   (6 persons) (1) (2) (3)                   28,708,926            24.0%                   -
Terrence N. Fern (2) (3)                     26,882,498            22.5%                   -
D.A Mortimer                                    610,068                *                   -
P.E. Power                                      225,323                *                   -
R. A. Keogh (4)                                       -                *           1,250,000
P. Kallenberger (4)                                   -                *           1,125,000
N. Fakier (4)                                   825,000                *             300,000
F.A. Robertson                                   75,000                *                   -
G. H. Fulcher (5)                                91,037                *              35,000
Den Duyts Corporation Pty Limited (3)        18,344,639            15.3%                   -

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

      Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at May 31, 2005, were 26,785,989 Ordinary Shares and the "relevant" interests of Mr. Fern were 26,785,989 Ordinary Shares.

(4)   Options expire on June 1, 2007 and are exercisable at a price of A$0.30.

(5) Options expire on December 1, 2007 and are exercisable at a price of A$0.40.

           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

      At May 31, 2005, shareholders who were the beneficial owners of 5% or more of the Company's voting securities were:

         Name of Holder            Number of Shares    %
---------------------------------  ----------------  -----
Terrence N. Fern (1)                  26,882,498     22.49
Den Duyts Corporation Pty Limited     18,344,639     15.35
National Nominees Ltd                 12,703,062     10.63
ANZ Nominees Limited                   9,869,265      8.26
Citicorp Nominees Pty Limited         11,628,544      9.73
Canning Oil Pty. Limited               6,470,661      5.41

(1)   Includes shares held by Den Duyts Corporation Pty Limited.

      Approximately 97% of the Company's voting securities are held by 3,570 shareholders in the host country.

      Major shareholders who had significant changes in the percentage ownership held during the past three years were:

              Shareholder                  April 30, 2003        May 3, 2004       May 31, 2005
---------------------------------------  ------------------  ------------------  ------------------
                                           No. of       %      No. of      %       No. of       %
                                           Shares    o'ship    Shares    o'ship    Shares    o'ship
Citicorp Nominees Pty Limited            14,447,027  13.66   10,534,574    8.84  11,628,544    9.73
ANZ Nominees Limited                     10,286,435   9.73   11,745,244    9.85   9,869,265    8.26
National Nominees Ltd                             -      -   13,046,782   10.95  12,703,062   10.63
Commonwealth Custodial Services Limited   8,870,420   8.39            -       -           -       -

      The Company's shares are all of one class and carry equal voting rights. At May 31, 2005 there were 119,547,841 ordinary shares held by 3,975 shareholders.

B. RELATED PARTY TRANSACTIONS

(a)   Directors

      The names of persons who were directors of the Company during the year ended December 31, 2004 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

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

      At December 31, 2004 there were no loans outstanding to directors.

      A company associated with Mr. Fern provided management services to the Company in the ordinary course of business and on normal terms and conditions. The terms include provision for compensation in the event of termination without due notice. The cost of the services provided to the Company during 2004 by the company associated with Mr. Fern was $440,000.

      The Company holds unlisted shares in an investment fund of which Mr. Mortimer is Chairman. At December 2004 the Company had invested $528,000 in the fund and has a total commitment to the fund of up to $778,000.

      At December 31, 2004, the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities was 27,776,223.

(c)   Controlled entities

      Details of dealings of the Company with wholly owned controlled entities are set out below:

      The aggregate amounts receivable from/and payable to wholly owned entities by the Company at balance date were:

                           December 31, 2002  December 31, 2003  December 31, 2004
                                 $'000              $'000              $'000
                           -----------------  -----------------  -----------------
Receivables - non-current       14,448             14,902             21,734
Payables - non-current           4,131              5,661             11,644
                           =================  =================  =================

      At December 31, 2004, PEL had provided against various loans to wholly owned Australian controlled entities.

C. INTEREST OF EXPERTS AND COUNSEL

      Not applicable.

                         ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

      The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-29 of the Form 20-F. See
Item 18 below.

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

                                      A$             US$
                                 High    Low     High    Low
                                 ----    ----    ----    ----
Year ended December 31, 2000:    0.25    0.08    0.16    0.05

Year ended December 31, 2001:    0.19    0.11    0.10    0.06

Year ended December 31, 2002:    0.30    0.14    0.16    0.07
  First Quarter                  0.20    0.14    0.11    0.07
  Second Quarter                 0.24    0.16    0.14    0.09
  Third Quarter                  0.30    0.19    0.16    0.10
  Fourth Quarter                 0.29    0.23    0.16    0.13

Year ended December 31, 2003:
  First Quarter 2003             0.41    0.25    0.30    0.19
  Second Quarter 2003            0.84    0.41    0.62    0.46
  Third Quarter 2003             0.92    0.66    0.68    0.49
  Fourth Quarter 2003            1.13    0.72    0.84    0.54

Year ended December 31, 2004:
  First Quarter 2004             1.56    1.04    1.17    0.77
  Second Quarter 2004            1.67    1.08    1.15    0.74
  Third Quarter 2004             1.40    0.98    1.00    0.70
  Fourth Quarter 2004            1.43    1.15    1.11    0.90

  November 2004                  1.43    1.22    1.12    0.95
  December 2004                  1.39    1.15    1.08    0.90
  January 2005                   1.25    1.11    0.97    0.86
  February 2005                  1.18    1.09    0.93    0.86
  March 2005                     1.29    1.09    1.01    0.86
  April 2005                     1.20    0.97    0.93    0.75
  May 2005                       1.14    0.84    0.87    0.64

      The following table sets forth for the periods indicated the high and low closing prices per ADR on the U.S. markets, as discussed below, in US dollars:

                                    US$
                                High    Low
                                ----    ----
Year ended December 31, 2000    0.81    0.02

Year ended December 31, 2001    0.47    0.20

Year ended December 31, 2002
   First Quarter                0.51    0.35
   Second Quarter               0.68    0.41
   Third Quarter                0.81    0.50
   Fourth Quarter               0.81    0.32
Year ended December 31, 2003
   First Quarter                1.22    0.70
   Second Quarter               2.79    1.23
   Third Quarter                2.87    2.10
   Fourth Quarter               4.15    2.35
Year ended December 31, 2004
   First Quarter 2004           5.90    3.98
   Second Quarter               6.15    3.71
   Third Quarter                4.95    3.43
   Fourth Quarter               5.40    4.23

   November 2004                5.40    4.50
   December 2004                5.39    4.40
   January 2005                 4.84    4.08
   February 2005                4.50    4.05
   March 2005                   5.00    4.20
   April 2005                   4.60    3.85
   May 2005                     4.25    3.40

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

      As at May 31, 2005, 1,896,616 ADRs were on issue. These were equivalent to 9,483,080 Ordinary Shares or approximately 8% of the Company's issued capital.

D. SELLING SHAREHOLDERS

   Not applicable.

E. DILUTION

   Not applicable.

F. EXPENSES OF THE ISSUE

   Not applicable.

                        ITEM 10 - ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable

B.    CONSTITUTION

      The Company is a public company registered or taken to be registered under the Corporations Act 2001 of the Commonwealth of Australia (CORPORATIONS ACT). The Company is admitted to the official list of the Australian Stock Exchange
(ASX).

      At the 2004 Annual General Meeting of the Company, shareholders approved an amendment to the Company's constitution to permit the sale of non-marketable parcels of shares. This new section has been added as Section 23A of the constitution. A complete copy of the constitution is annexed as an Exhibit.

      The following is a brief summary of the provisions of the Company's constitution relating to:

   -  certain powers of the directors;

   - the rights, preferences and restrictions attaching to the ordinary shares on issue in the capital of the Company; and

   -  certain other matters.

      This summary is not intended to be exhaustive and is qualified by the constitution, the Corporations Act, the Listing Rules of the ASX and the general law in Australia.

1.    DIRECTORS

      The management and control of the business and affairs of the Company is vested in the Board, which may exercise all the powers of the Company as are not by the Corporations Act or by the constitution required to be exercised by the shareholders in general meeting.

POWER TO VOTE WHERE MATERIALLY INTERESTED

         A director may not vote in respect of any contract, arrangement or proposal in which he or she has a direct or indirect material personal interest or be present at a directors' meeting while any such contract, arrangement or proposal is being considered unless permitted to do so under the Corporations Act, including where the interest:

   - arises because the director is a shareholder of the Company and is held in common with the other shareholders of the Company;

   - arises in relation to the director's remuneration as a director of the Company;

   - relates to a contract the Company is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on the Company if it is not approved by the shareholders;

   - arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to the Company;

   - arises merely because the director has a right of subrogation in relation to a guarantee or indemnity referred to above;

   - relates to a contract that insures, or would insure, the director against liabilities the director incurs as an officer of the Company (but only if the contract does not make the Company or a related body corporate the insurer);

   - relates to any payment by the Company or a related body corporate in respect of a permitted indemnity (as defined under the Corporations Act) or any contract relating to such an indemnity; or

   - is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of a related body corporate.

COMPENSATION/REMUNERATION

      Each non-executive director is entitled to be paid for their services as a director such remuneration, not exceeding the maximum sum from time to time approved by an ordinary resolution of the shareholders, as the directors determine. Such remuneration must be a fixed sum and not be by way of a commission on, or percentage of, the profits or operating revenue of the Company.

BORROWING POWERS

      The Board has power to raise or borrow any money for the purposes of the Company, with or without security. The Board may secure the repayment of borrowed monies or any debts, liabilities, contracts or obligations undertaken or incurred by the Company in such a manner and upon such terms and conditions as it thinks fit.

RETIREMENT OF DIRECTORS

      At every annual general meeting one third of the directors, or, if their number is not a multiple of 3, then the number nearest to but not exceeding one-third, must retire from office. The directors to retire are those longest in office since last being elected. As between 2 or more directors who have been in office an equal length of time, the directors to retire are determined by lot (in default of agreement between them). Further, a director (other than the Managing Director) must retire from office at the conclusion of the third annual general meeting or the period of 3 years, whichever is the longer, after which the director was appointed. A retiring director is eligible for re-election.

      The Managing Director is not subject to retirement by rotation nor to be taken into account in determining the rotation or retirement of directors.

There are no age limit requirements for the retirement or non-retirement of directors.

SHARE QUALIFICATION

      Unless otherwise determined by the shareholders in general meeting, there is no shareholding qualification for directors. To date, the shareholders have not made any such determination.

2.    RIGHTS ATTACHED TO SHARES

DIVIDEND RIGHTS

      Dividends on the Company's shares may only be paid out of the Company's profits. The Board may determine a dividend to be paid to the shareholders. The shareholders may also determine a dividend if and only if the Board has recommended it and the dividend does not exceed the maximum amount recommended by the Board. Payment of any dividend may be made in such manner or by such means as agreed by the Board. The Board may pay interim dividends.

Subject to the rights of, or any restrictions on, the holders of shares created under any special arrangement as to dividend, a dividend must be paid on all shares in proportion to the amount paid or credited as paid on them.

      All dividends remaining unclaimed after 1 year after being declared may be invested or otherwise used by the Board for the benefit of the Company until claimed or otherwise disposed of according to the Corporations Act.

VOTING RIGHTS

      Subject to any rights or restrictions attaching to any class of shares, every shareholder may vote at a meeting of shareholders and:

   -  on a show of hands, every shareholder has one vote; and

   - on a poll, every shareholder has, for each fully paid share held by the shareholder, one vote; and for each partly paid share a fraction of a vote equivalent to the proportion which the amount paid (not credited) represents to the total amounts paid and payable, whether or not called (excluding amounts credited), on the share.

      Votes may be given either personally or by proxy or by attorney or in the case of a corporation by its duly authorized representative. A shareholder is not entitled to vote at any meeting of shareholders in respect of any shares held by the shareholder upon which calls remain unpaid.

Voting at any general meeting is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting):

   -  the chairman;

   -  not less than 5 members entitled to vote on the resolution; or

   - members with at least 5% of the total votes that may be cast on the resolution on a poll.

LIQUIDATION RIGHTS

      On a winding up, the assets available for distribution to shareholders must be distributed in proportion to the capital paid up on the shares held by them. Once all the liabilities of the company are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide among the shareholders in kind all or any of the assets of the company. The liquidator may with the sanction of a special resolution of the company vest all or any part of the company's assets in trust for the benefit of shareholders as the liquidator thinks fit, but the liquidator may not require a shareholder to accept any shares or other securities in respect of which there is any liability.

CAPITAL CALLS

      Subject to the terms on which any shares may have been issued, the Board may make such calls on the shareholders as it thinks fit in respect of moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments. The Board may charge interest on calls not paid on or before the due date for payment. Shares in respect of which calls have not been duly paid are liable to forfeiture.

3.    VARIATION OF RIGHTS

      The rights and privileges attached to any different class of shares may be varied with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class (unless otherwise provided by their terms of issue).

4.    CONDITIONS GOVERNING GENERAL MEETINGS

      The Board may call a general meeting of the shareholders. An annual general meeting must be held at least once in every calendar year and within 5 months after the end of the Company's financial year (presently 31 December). At present, an individual director may also call a general meeting. No shareholder may convene a general meeting except where entitled under the Corporations Act to do so. Notice of a meeting, in a form which complies with the Corporations Act, must be given to all shareholders by a means permitted by the Corporations Act. At least 28 days' notice of any general meeting must be given to shareholders. All provisions of the constitution relating to general meetings apply to any special meeting of the shareholders or any class of shareholders held under the constitution or the Corporations Act.

      Three shareholders must be personally present to form a quorum for a general meeting for the election of a chairman, the declaration of a dividend and the adjournment of the meeting. For all other purposes, a quorum is comprised of at least 3 shareholders who hold or represent at least 10% of the issued shares.

5.    LIMITATIONS ON RIGHTS TO OWN SECURITIES

      The constitution does not impose any limitations on the rights to own, or exercise voting rights attached to, the Company's securities. However, the Australian Foreign Acquisition and Takeovers Act 1975 imposes a number of conditions, which restrict foreign ownership of Australian-based companies.

6.    CHANGE OF CONTROL, ETC.

      A sale of the Company's main undertaking can only be made with the approval or ratification of an ordinary resolution of the shareholders. The Corporations Act and the ASX Listing Rules regulate a change in control of the Company and certain other corporate actions relating to the merger, acquisition or restructuring of the Company.

7.    DISCLOSURE OF OWNERSHIP THRESHOLD

      The constitution does not require disclosure of shareholder ownership. However, the Corporations Act does require a person who has an interest in 5% or more of the shares in the Company to disclose certain information in relation to that holding to the Company and the ASX.

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

      U.S. residents with no taxable income (or deductible losses) from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

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

      Broadly, subject to the two exceptions mentioned below, the existing tax treatment of dividends paid to U.S. residents will continue; that is, no withholding tax will be imposed on the franked component of dividends paid to a U.S. resident shareholder and 15% withholding tax will be imposed on the unfranked component of dividends. The two exceptions are:

      a) no withholding tax will be imposed on unfranked dividends paid to a U.S. resident company which is beneficially entitled to 80% of the voting power (for a 12 month period prior to the date the ( dividend is declared) of the Company and the U.S. resident company satisfies a public listing requirement; and

      b) a withholding tax limit of 5% will apply to unfranked dividends paid to a U.S. resident company ( that holds at least 10% of voting power in the Company but does not meet the 80% test mentioned above.

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

      ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to market risk from adverse changes in commodity prices, interest rates, and currency exchange rates.

      Commodity Price Risk. The Company is an oil and natural gas exploration and production company, and, thus sells natural gas and crude oil. As a result, the Company's financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. During 2004, the Company used natural gas swap agreements and costless collars as a hedge to reduce the risk of price fluctuations on a portion of its future production. In the future, the Company will continue to use swaps and other derivative financial instruments such as collars as a hedging strategy to manage commodity prices associated with oil and natural gas sales and to reduce the impact of commodity price fluctuations. The Company uses the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments are generally recognized in the same period as the sale of the hedged production is recognized. See "Item 5 - Operating and Financial Review and Prospects -- Hedging Transactions." The Company does not enter into derivative financial instruments for speculative or trading purposes.

      The following table shows information on the Company's zero-cost collars and fixed price natural gas swaps in place for 2005 as of December 31, 2004:

     Type of        Remaining    Notional Quantity  Average Price Received  Approximate Fair Value at
    Agreement          Term       (MMBtu per day)          per MMBtu           December 31, 2004
-----------------  ------------  -----------------  ----------------------  -------------------------
Zero cost collars  Jan-Mar 2005        4,000             $6.00/$7.08*             $    45,000
      Swaps        Jan-Mar 2005        2,000             $      7.58              $   249,000
      Swaps        Jan-Dec 2005        2,000             $      6.34              $    58,000
      Swaps        Jan-Dec 2005        2,000             $      7.72              $ 1,054,000

*Floor/ceiling

      Interest Rate Risk. Currently, the Company has no open interest rate swap or interest rate lock agreements. The Company's only exposure to interest rate risk is in relation to the floating rate earned on the Company's cash balances.

      Currency Exchange Rate Risk. Fluctuations in the Australian dollar/US dollar exchange rate have not had a material impact on the underlying performance of the Company. The Company's policy is not to hedge the Australian dollar/US dollar exchange rate risk except through natural hedging techniques such as maintaining cash balances in US dollar accounts to support operations conducted in US dollars.

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                 Not applicable.

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      The Company had no material defaults, dividend arrearages or delinquencies in fiscal year ended December 31, 2004.

 ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                                    PROCEEDS

                                 Not applicable.

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

                   ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that it has at least one financial expert serving on its Audit Committee in the person of Mr. David A. Mortimer, Chairman of the Audit Committee. Mr. Mortimer is an independent Director of the Company.

                            ITEM 16B - CODE OF ETHICS

      We have adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We previously filed our code of ethics as part of our annual report on Form 20-F for the year ended December 31, 2003. Our code of ethics is also available at our web site at www.petsec.com.au/Ethics.htm.

                ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table presents fees for professional audit services rendered by KPMG for the audit of the Company's annual financial statements for 2003 and 2004, and fees billed for other services rendered by KPMG.

                      2003       2004
                    -------    --------
Audit fees          $78,506    $110,440
All other fees            -           -
                    -------    --------
  Total fees (1)    $78,506    $110,440
                    -------    --------

(1) Total fees include amounts billed in foreign currencies, and are translated to US Dollars as of the date of approval of the fees.

      ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                                 Not Applicable.

     ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                                   PURCHASERS

                                 Not applicable.

                                    PART III

                         ITEM 17 - FINANCIAL STATEMENTS

                       Not applicable - see Item 18 below.

                         ITEM 18 - FINANCIAL STATEMENTS

      The US Dollar Financial Statements of the Company and the Independent Auditors' Report are included on pages F-1 through F-29 of this Form 20-F.

                               ITEM 19 - EXHIBITS

EXHIBITS

      1.1   Constitution of the Company.

      4.1 Form of employment contract agreement for Australian-based executives.

      4.2   Form of employment contract agreement for US-based executives.

      8.1   Subsidiaries of the Company.

      31.1 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      31.2 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32.1 Certification of CEO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

      32.2 Certification of CFO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

      99.1  Consent of Registered Independent Public Accounting Firm.

      99.2  Consent of Independent Petroleum Engineers

      99.3 Code of Ethics incorporated herein by reference to Exhibit 99.3 to Form 20-F for the Company for the year ended December 31, 2003.

                                   SIGNATURES

      The Registrant, Petsec Energy Ltd, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Fiona A. Robertson
    ----------------------
Fiona A. Robertson
Chief Financial Officer

P e t s e c E n e r g y L t d
ACN 000 602 700

US Dollar Financial Statements
Under US Generally Accepted
Accounting Principles
December 31, 2004

Consolidated Balance Sheets                                       F2

Consolidated Statements of Operations                             F3

Consolidated Statements of Comprehensive Income (Loss)            F4

Consolidated Statements of Cash Flows                             F5

Notes to the Consolidated Financial Statements                    F6

Report of Independent Registered Public Accounting Firm          F29

                                       F1

CONSOLIDATED BALANCE SHEETS
Petsec Energy Ltd and subsidiaries

                                                             December 31   December 31
(US dollars, in thousands)                                      2003          2004
----------------------------------------------------------   -----------   -----------
ASSETS (NOTE 1(b))
Current assets
Cash                                                          $  12,462     $   9,518
Deposits (note 13)                                                  381             -
Trade debtors                                                     3,663         6,930
Other receivables                                                   104            64
Fair value of derivative financial instruments                        -         1,406
Deferred tax assets (note 2)                                          -         7,975
Prepayments                                                         367         2,016
                                                              ---------     ---------
Total current assets                                             16,977        27,909
                                                              ---------     ---------

Non-current assets
Deposits (notes 10(a) and 13)                                     1,734             -
Proved and unproved oil and gas properties                       19,157        33,542
Investment securities (note 6)                                      345           543
Property, plant and equipment (note 7)                              231           245
Deferred tax assets (note 2)                                          -         1,288
                                                              ---------     ---------
Total non-current assets                                         21,467        35,618
                                                              ---------     ---------
Total assets                                                  $  38,444     $  63,527
                                                              ---------     ---------

LIABILITIES AND SHAREHOLDERS' EQUITY (NOTE 1(b))
Current liabilities
Accounts payable and accrued liabilities (note 8)             $   7,093     $  10,337
Share subscriptions received in advance (note 11)                 7,253             -
Short-term loans (note 10(a))                                       328         1,175
                                                              ---------     ---------
Total current liabilities                                        14,674        11,512
                                                              ---------     ---------

Long-term liabilities
Other accrued liabilities (note 9)                                  567         1,116
                                                              ---------     ---------
Total long-term liabilities                                         567         1,116
                                                              ---------     ---------

Shareholders' equity
Share capital - 250,000,000 (2003: 250,000,000)
ordinary shares of 20 Australian cents each. Shares issued
119,222,841 (2003: 105,736,041). (notes 11 and 12)              120,791       130,106
Accumulated other comprehensive loss (note 12)                   (2,611)       (1,964)
Accumulated deficit                                             (94,977)      (77,243)
                                                              ---------     ---------
Total shareholders' equity                                       23,203        50,899
                                                              ---------     ---------
Total liabilities and shareholders' equity                    $  38,444     $  63,527
                                                              ---------     ---------

See accompanying notes to consolidated financial statements.

                                       F2

CONSOLIDATED STATEMENTS OF OPERATIONS
Petsec Energy Ltd and subsidiaries

                                                                           Twelve months ended
                                                                  December 31  December 31  December 31
(US dollars, in thousands except earnings per share)                 2002         2003         2004
----------------------------------------------------------------  -----------  -----------  -----------
Oil and gas sales (net of royalties payable)                        $     -     $  23,270    $  32,575
Oil and gas royalties                                                   201         1,949          223
                                                                    -------     ---------    ---------
Total revenues                                                      $   201        25,219       32,798
                                                                    -------     ---------    ---------

Operating expenses
Lease operating expenses                                                  -         1,557        1,776
Depletion, depreciation, amortization, accretion and reclamation         34         6,574       12,361
Exploration expenditure                                               1,176         1,329        1,452
Dry hole and abandonment costs                                        1,066             -        4,119
Major maintenance expense                                                 -             -          592
Impairment expense                                                        -            38          201
General, administrative and other expenses                            1,691         3,519        4,657
Stock compensation expense                                               40            90           83
                                                                    -------     ---------    ---------
Total operating expenses                                              4,007        13,107       25,241
Profit (loss) on sale of assets                                          (8)            -            2
                                                                    -------     ---------    ---------
Income (loss) from operations                                       $(3,814)    $  12,112    $   7,559
Other income                                                            137           364           89
Interest expense                                                          -           (10)         (32)
Interest income                                                     $   136     $     142    $     311
                                                                    -------     ---------    ---------
Income (loss) before income tax                                      (3,541)       12,608        7,927
Income tax benefit (note 2)                                             254           492        9,807
                                                                    -------     ---------    ---------
Net income (loss)                                                   $(3,287)       13,100       17,734
                                                                    -------     ---------    ---------

Earnings (loss) per common share (note 3)
- basic                                                             $ (0.03)    $    0.12    $    0.15
- diluted                                                           $ (0.03)    $    0.12    $    0.15

See accompanying notes to consolidated financial statements.

                                       F3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Petsec Energy Ltd and subsidiaries

                                                                      Twelve months ended
                                                             December 31  December 31  December 31
(US dollars, in thousands)                                      2002         2003         2004
-----------------------------------------------------------  -----------  -----------  -----------
Net income (loss)                                              $(3,287)    $ 13,100     $ 17,734
                                                               -------     --------     --------

Other comprehensive income (loss)
    Foreign currency translation adjustments                       (89)         (26)        (413)
    Deferred gain (loss) on hedging activities                       -         (346)       1,752
    Aggregate income tax benefit (expense) related to other
    comprehensive income                                             -          137         (692)
                                                               -------     --------     --------
Comprehensive income (loss)                                    $(3,376)    $ 12,865     $ 18,381
                                                               -------     --------     --------

See accompanying notes to consolidated financial statements.

                                       F4

CONSOLIDATED STATEMENTS OF CASH FLOWS
Petsec Energy Ltd and subsidiaries

                                                                             Twelve months ended
                                                                    December 31  December 31  December 31
(US dollars, in thousands)                                             2002         2003         2004
-----------------------------------------------------------         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $ (3,287)    $ 13,100     $ 17,734
Adjustment to reconcile net income (loss) to cash provided by
(used in) operating activities:
- depletion, depreciation, amortization, accretion and reclamation         34        6,574       12,361
- dry holes and abandonments                                            1,066            -        4,119
- impairment expense                                                        -           38          201
- (gain) loss on sale of investments/assets                                 8            -           (2)
- employee stock compensation                                              40           90           83
- provision for employee benefits                                          13          157           19
- deferred income tax benefit                                            (254)        (492)      (9,807)
Changes in operating assets and liabilities:
- accounts receivable                                                    (546)      (3,462)      (3,267)
- other current assets                                                      9           17       (3,015)
- accounts payable and accrued liabilities                                189        2,567        3,606
                                                                     --------     --------     --------
Net cash provided by (used in) operating activities                    (2,728)      18,589       22,032
                                                                     --------     --------     --------

INVESTING ACTIVITIES
Additions to oil and gas properties and property, plant and
 equipment                                                            (6,487)     (13,372)     (27,957)
Purchases of investment securities                                    (1,698)      (1,453)        (209)
Proceeds from sale of fixed assets                                          1            -            5
Distribution proceeds from bankruptcy trustee                               -           82            -
Proceeds from sale of investment securities                                14        1,169        2,115
                                                                     --------     --------     --------
Net cash provided by (used in) investing activities                    (8,170)     (13,574)     (26,046)
                                                                     --------     --------     --------

FINANCING ACTIVITIES
Repayment of short-term loans                                               -         (402)        (908)
Proceeds from issuance of shares                                            -        7,253        1,978
                                                                     --------     --------     --------
Net cash provided by financing activities                                   -        6,851        1,070
                                                                     --------     --------     --------
Net increase (decrease) in cash                                       (10,898)      11,866       (2,944)
Cash at beginning of the period                                        11,494          596       12,462

                                                                     --------     --------     --------
CASH AT THE END OF THE PERIOD                                        $    596     $ 12,462     $  9,518
                                                                     --------     --------     --------

See accompanying notes to consolidated financial statements.

                                       F5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PETSEC ENERGY LTD AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) DESCRIPTION OF BUSINESS

Petsec Energy Ltd is an independent exploration, development and production company operating in the shallow waters of the Gulf of Mexico and onshore Louisiana, U.S.A. and in the Beibu Gulf, offshore China. The primary business of the Company is exploration, development and production of oil and natural gas; therefore, the Company is directly affected by fluctuating economic conditions in the oil and natural gas industry.

(b) BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with US GAAP, with the US dollar as the reporting currency.

(c) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(d) OIL AND NATURAL GAS PROPERTIES

Successful efforts method of accounting

The Company accounts for its natural gas and crude oil exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and costs to acquire mineral interests are capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses including seismic costs and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. As detailed below, capitalized costs are subject to impairment tests. Each part of the impairment test is subject to a large degree of management judgment, including the determination of a property's reserves, future cash flows, and fair value.

Impairment of oil and natural gas properties

The Company reviews its oil and natural gas properties for impairment at least annually and whenever events and circumstances indicate a decline in the recoverability of their carrying value. The Company estimates the expected future cash flows of its oil and natural gas properties and compares such future cash flows to the carrying amount of the properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to their fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

Management's assumptions used in calculating oil and natural gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, reducing our net income and the carrying value of the related asset. Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of calculating reserve estimates. There can be no assurance that the proved reserves will be developed within the periods estimated or that prices and costs will remain constant. Actual production may not equal the estimated amounts used in the preparation of reserve projections. As these estimates change, the amount of calculated reserves changes. Any change in reserves directly impacts our estimated future cash flows from the property, as well as the property's fair value. Additionally, as management's views related to future prices change, this changes the calculation of future net cash flows and also affects fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

Given the complexities associated with oil and natural gas reserve estimates and the history of price volatility in the oil and natural gas markets, events may arise that would require the Company to record an impairment of the recorded book values associated with oil and natural gas properties. An impairment loss of $201,000 was recorded during the year ended December 31, 2004 (2003:
$38,000).

                                       F6

Depreciation, Depletion, and Amortization

The Company records DD&A expense on its producing oil and natural gas properties using a units-of-production method based on the ratio of actual production to remaining reserves as estimated by independent petroleum engineers. The effect of any revisions to the estimated remaining reserves on DD&A is only considered in future periods and no adjustment is made to accumulated DD&A applicable to prior periods. Because revisions to estimated reserves are only considered prospectively when calculating DD&A expense, DD&A expense in current and future periods may be significantly impacted by DD&A attributable to past periods.

Asset retirement obligations

The Company recognizes a liability for the legal obligation associated with the retirement of a long-lived assets that results from the acquisition, construction, development, and (or) the normal operation of oil and natural gas properties. The initial recognition of a liability for an asset retirement obligation, which is discounted using a credit-adjusted risk-free interest rate, increases the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, period-to-period changes in the liability are recognized for the passage of time (accretion) and revisions to the original estimate of the liability. Additionally, the capitalized asset retirement cost is subsequently allocated to expense using a systematic and rational method over its useful life.

(e) DEPRECIATION - OTHER PROPERTY, PLANT AND EQUIPMENT

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

                                                    Estimated
                                                  useful life in
                                    Method            years
                                 -------------    --------------
Furniture and fittings           Straight line        5 to 7
Office machines and equipment    Straight line        3 to 5
Leasehold improvements           Straight line        5 to 7

(f) INVESTMENTS

(i)  Joint operating arrangements

The Company's interest in unincorporated joint operating arrangements is brought to account by including in the respective financial statement classes the amount of:

- the Company's interest in each of the individual assets employed in the joint operating arrangements;

- the liabilities of the Company in relation to the joint operating arrangements; and

- the Company's interest in the revenues earned and the expenses incurred in relation to the joint operating arrangements.

(ii) Investment securities

Investment securities at December 31, 2004 and 2003 consist of equity securities. The Company classifies its equity securities having a readily determinable fair value into trading or available-for-sale.

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

                                       F7

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

Unlisted shares are recorded at cost, which the Company believes is not significantly different from fair value.

(g) REVENUE RECOGNITION

Oil and natural gas sales are brought to account net of royalties payable and when the products are in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

Revenue from oil and natural gas royalties are recognized on an accrual basis in accordance with the terms of underlying royalty agreements.

(h) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

From time to time, the Company uses derivative financial instruments, such as natural gas swaps and costless collars, to reduce the risk of price fluctuations on a portion of its future production. The Company will generally limit its hedges to 50% to 60% of its anticipated production in any given period.

Derivative financial instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. The cash settlement of effective cash flow hedges is recorded into revenue in the same period that the underlying hedged production occurs. Derivative financial instruments not qualifying for hedge accounting treatment, if any, are recorded in the balance sheet and changes in fair value are recognized in earnings as derivative expense (income). At December 31, 2004 and December 31, 2003, the Company's natural gas swap agreements were considered effective cash flow hedges. The fair value of these derivative financial instruments are recognized on the balance sheet as "Fair value of derivative financial instruments" if they are assets and are recorded in accrued liabilities (see note 8) if they are liabilities. The Company uses a regression analysis to retrospectively test the hedging effectiveness of these derivative financial instruments. Hedging losses recorded during 2004 were $1.1 million (2003: less than $0.1 million; 2002: nil). (See note 10 - Financing arrangements, liquidity and financial instruments disclosure and concentrations).

(i) EMPLOYEE ENTITLEMENTS

The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees' services provided up to balance date. The provision has been calculated based on estimated wages to be paid out and salary rates and includes related on-costs. Employer contributions to superannuation funds are charged against earnings. Further information is set out in note 13.

A liability is recognized for employee incentive plans based on a percentage of operating profits.

(j) INCOME TAXES

The Company accounts for income taxes following the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where realization of a deferred tax asset is not considered more likely than not, a valuation allowance is established. See note 2 for further discussion.

(k) FOREIGN CURRENCY TRANSLATION

Substantially all of the Company's oil and natural gas operations are conducted in US dollars. The Company generally maintains its surplus cash balances in US dollar accounts.

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

                                       F8

The balance sheets of the Company and its Australian subsidiaries are translated at the rates of exchange ruling at balance date. The statements of operations are translated at an average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation adjustment and form part of the accumulated other comprehensive loss.

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

                                                       Twelve months ended
                                                           December 31,
                                                 2002          2003          2004
                                                ------        ------        ------
Average exchange rate                           0.5391        0.6515        0.7341
Exchange rate at period end                     0.5598        0.7431        0.7784

(l) RECLASSIFICATIONS

Certain prior period amounts have been reclassified to achieve consistency in disclosure with the current financial year presentation.

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

The fair value was determined using the Black-Scholes valuation method. The calculation takes into account the exercise price, expected life, current price of underlying stock, expected volatility of underlying stock, expected dividend yield and the risk-free interest rate. The expected life, volatility, dividend yield and risk-free interest rates used in determining the fair value of options granted in 2004 were 1.2 to 4.5 years (weighted average 2.6 years); 49.90% - 86.90%; 0% and 5.05% - 5.53% per annum, respectively; 1.2 to 4.5 years (weighted average 3.4 years); 86.90%; 0% and 5.53% per annum, respectively, in 2003 and
1.3 to 4.3 years (weighted average 2.8 years); 77.10%; 0% and 4.68% per annum, respectively, in 2002. The average fair value per option granted in 2004 using the Black Scholes valuation method was A$0.38 per option (2003: A$0.30; 2002:
A$0.07).

(n) RECEIVABLES

The collectability of debts is assessed at reporting date and specific provision is made for any doubtful debts.

Trade debtors

Trade debtors to be settled within 30 to 60 days are carried at amounts due.

(o) USE OF ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant items subject to such estimates and assumptions include impairment of oil and natural gas properties, depreciation, depletion and amortisation of capitalised costs and income taxes. Actual results could differ from those estimates.

(p) RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will be effective for the Company as of January 1, 2006. We are currently assessing the impact of the adoption of this Statement though we do not expect that the initial adoption of this Statement will have a significant impact on our consolidated financial position or our results of operations.

            In April 2005, the FASB issued FASB Staff Position FAS 19-1, Accounting for Suspended Well Costs, which will apply to enterprises that use the successful efforts method of accounting as described in

                                       F9

FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. The FSP will require the Company to apply more judgment than was required by Statement 19 in evaluating whether the costs of exploratory wells meet the criteria for continued capitalization. The FSP is an amendment to Statement 19, paragraphs 31 - 34, and prescribes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and viability of the project. The FSP will be effective for the Company as of 1 January 2006. We are currently assessing the impact of the adoption of this FSP though we do not expect that the initial adoption of this Statement will have a significant impact on our consolidated financial position or our results of operations.

                                       F10

2. INCOME TAXES

Income (loss) before income taxes for the years ended December 31, 2002, 2003 and 2004 were taxed under the following jurisdictions:

                                                                           Twelve months ended
                                                           December 31         December 31         December 31
           (US Dollars, in thousands)                          2002               2003                2004
------------------------------------------------          -------------      ---------------     ---------------
Australia                                                 $        (846)     $        (1,091)    $        (1,241)
U.S.                                                             (2,695)              13,699               9,168
                                                          -------------      ---------------     ---------------
                                                          $      (3,541)     $        12,608     $         7,927
                                                          -------------      ---------------     ---------------

Income tax expense (benefit) is presented below:

Current:
Australia                                                 $           -      $             -     $             -
U.S.                                                                  -                  250                   -
                                                          -------------      ---------------     ---------------
                                                          $           -      $           250     $             -
                                                          -------------      ---------------     ---------------
Deferred:
Australia                                                 $        (254)     $          (742)    $             -
U.S.                                                                  -                   -               (9,807)
                                                          -------------      ---------------     ---------------
                                                          $        (254)     $          (742)    $        (9,807)
                                                          -------------      ---------------     ---------------
Income tax benefit                                        $        (254)     $          (492)    $        (9,807)
                                                          -------------      ---------------     ---------------

Income tax benefit differed from the amounts computed by applying an income tax rate of 30% (the statutory rate in effect in Australia) (2003: 30%, 2002: 30%) to income (loss) before income taxes as a result of the following:

                                                                           Twelve months ended
                                                           December 31         December 31         December 31
           (US Dollars, in thousands)                         2002                2003                2004
------------------------------------------------          -------------      ---------------     ---------------
Computed "expected" tax expense (benefit)                 $      (1,062)     $         3,782     $         2,378

Increase (reduction) in income taxes resulting
from:
Adjustment of prior year net operating loss                         604                1,099                (242)
U.S. income taxes at different rates                               (162)                 822                 485
Reversal of contingencies                                          (166)                (840)                  -
Change in valuation allowance                                       611               (5,329)            (12,422)
Other                                                               (79)                 (26)                 (6)
                                                          -------------      ---------------     ---------------
Actual tax benefit                                        $        (254)     $          (492)    $        (9,807)
                                                          -------------      ---------------     ---------------

The significant components of deferred income tax benefit attributable to income from continuing operations for the years ending December 31, 2002, 2003 and 2004 are as follows:

                                                                           Twelve months ended
                                                           December 31         December 31         December 31
           (US Dollars, in thousands)                          2002               2003                2004
------------------------------------------------          -------------      ---------------     ---------------
Deferred tax benefit, exclusive of the effects of
other components below                                    $        (254)     $          (742)    $           (35)
Decrease in beginning-of-the-year balance of
valuation allowance for deferred tax assets                           -                    -              (9,772)
                                                          -------------      ---------------     ---------------
                                                                   (254)                (742)             (9,807)
                                                          -------------      ---------------     ---------------

                                       F11

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2004 are presented below.

                                                                         December 31    December 31
                                                                             2003          2004
                                                                         (US Dollars, in thousands)
                                                                         --------------------------
Deferred tax assets:
Employee entitlement provisions                                          $       268    $        91
Tax credit carryforward                                                          250            250
Net operating loss carryforward                                               18,942         18,065
                                                                         -----------    -----------
Total deferred tax assets                                                $    19,460    $    18,406
   Less valuation allowance                                                  (17,419)        (4,997)
   Net deferred tax assets                                                     2,041         13,409

Deferred tax liabilities:
Proved and unproved oil and gas properties                                    (2,030)        (3,591)
Unrealized gain on derivative financial instruments                                -           (555)
Net unrealized foreign exchange gains transferred to the
   foreign currency translation adjustment                                       (11)             -
                                                                         -----------    -----------
Total deferred tax liability                                                  (2,041)        (4,146)
                                                                         -----------    -----------
Net deferred tax asset                                                   $         -    $     9,263
                                                                         -----------    -----------

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and net operating loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At January 1, 2002, the deferred tax asset valuation allowance was $21,137,000. The valuation allowance was required because of a series of previous operating losses, which therefore led management to conclude that it was more likely than not that the benefit of its existing net deferred tax assets would not be realized in the future. During 2002, the deferred tax asset valuation allowance was increased by $611,000 primarily because the Company incurred a tax operating loss for the year and determined that it was more likely than not that the benefit of these additional net operating loss carryforwards would not be realized. In 2003, the valuation allowance was decreased by $5,329,000 primarily as a result of the utilization of some of the Company's net operating loss carryforwards following the Company's generation of taxable income for that year. During 2004, the Company generated taxable income during the year (resulting in utilization of more of its net operating loss carryforwards) and also revised its assessment of future taxable income. Consequently, the deferred tax asset valuation allowance decreased by $12,422,000. The resulting net deferred tax asset could be reduced in the near term if estimates of future taxable income (approximately $27.9 million) during the carryforward period are reduced.

At December 31, 2004, the Company has gross operating loss carryforwards for Australian income tax purposes of approximately US$4.4 million which are available to offset future taxable income. These losses have no expiry.

At December 31, 2004 the Company has gross operating loss carryforwards of $47.9 million for United States Federal and State income tax purposes. The carryforwards from previous tax periods will expire from 2016 through 2021.

The Company has alternative minimum tax credit carryforwards of $250,000, which are available to reduce future U.S. Federal regular income taxes, if any, over an indefinite period.

                                       F12

3. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per ordinary share is computed by dividing net income
(loss) by the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding plus potentially dilutive ordinary shares.

                                                                 December 31    December 31    December 31
                                                                    2002            2003          2004
                                                                              (in thousands)
                                                                 -----------------------------------------
Weighted average number of ordinary shares used in the
  calculation of the basic earnings per share                       105,736        105,736       118,830
Incremental shares                                                        -          2,047         2,673
                                                                    -------        -------       -------
Weighted average number of ordinary shares used in the
  calculation of the diluted earnings per share                     105,736        107,783       121,503
                                                                    -------        -------       -------

A difference between the weighted average number of ordinary shares used for basic and diluted earnings per share arises due to the dilutive effect of unexercised employee stock options. The incremental common stock equivalents were calculated using the treasury stock method. There was no difference between the basic and diluted weighted average number of ordinary shares in 2002 as the exercise prices of the 3,628,000 unexercised stock options were above the average market price, and therefore were anti-dilutive.

On January 6, 2004 the Company completed a placement of 12,846,800 shares, which was arranged in December 2003 (See note 11 - Share capital).

4. INTERESTS IN JOINT OPERATING ARRANGEMENTS

The Company accounts for joint operating arrangements proportionally in accordance with Emerging Issues Task Force Issue 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures" (EITF 00-01). Adoption of FIN 46-R did not have an impact on our accounting for these joint operating arrangements and we continue to account for these joint operating arrangements under EITF 00-01 as appropriate.

Included in the assets of the Company are the following items which represent the Company's interest in the assets and liabilities in unincorporated joint operating arrangements:

                                                           December 31      December 31
                                                              2003             2004
                                                            (US Dollars, in thousands)
                                                           ----------------------------
LEASE PERMITS AND CAPITAL EXPENDITURE:
Now in production at cost
- West Cameron 343                                         $     9,063      $    10,259
- West Cameron 352                                               7,813            8,124
Less: Accumulated amortisation                                  (6,481)         (14,802)
                                                           -----------      -----------
                                                           $    10,395      $     3,581
Not in production
- Main Pass 89                                                     102              121
- Main Pass 19                                                       -            1,536
- Block 22/12 Beibu Gulf                                           981            1,370
- Price Lake, Onshore Louisiana                                      -                -
- St James Parish, Onshore Louisiana                                 -            2,440
                                                           -----------      -----------
                                                                 1,083            5,467
                                                           -----------      -----------
Total lease permit and capital expenditure                 $    11,478      $     9,048
                                                           -----------      -----------

ASSET RETIREMENT OBLIGATION LIABILITY:
- West Cameron 343                                         $       199      $       217
- West Cameron 352                                                  80               89
                                                           -----------      -----------
                                                           $       279      $       306
                                                           -----------      -----------

                                       F13

                                                           December 31      December 31     December 31
                                                              2002             2003            2004
                                                                   (US Dollars, in thousands)
                                                           --------------------------------------------
THE CONTRIBUTION OF THE COMPANY'S JOINT OPERATING
ARRANGEMENTS TO INCOME FROM OPERATIONS
- West Cameron 343                                         $         -      $    11,589     $     7,342
- West Cameron 352                                                   -            3,630           1,117
- Block 22/12 Beibu Gulf                                             -             (302)         (1,567)
- Price Lake, Onshore Louisiana                                      -                -          (3,188)
                                                           ----------       -----------     -----------
                                                           $         -      $    14,917     $     3,704
                                                           ----------       -----------     -----------

The principal activity of all the joint operating arrangements is oil & natural gas exploration. Listed below is the name of each of the joint operating arrangements and the percentage interest held in the joint operating arrangement by the Company:

                                                                          Working interest held
                                                                           2003           2004
                                                                      -------------    ------------
Main Pass 89                                                                   30.0%           30.0%
Main Pass 19                                                                      -            55.0%
West Cameron 343                                                       75.0% to 100%   75.0% to 100%
West Cameron 352                                                      56.3% to 75.0%           56.3%
Block 22/12 Beibu Gulf                                                         25.0%           25.0%
Price Lake, Onshore Louisiana                                                     -            25.0%
St James Parish, Onshore Louisiana                                                -            50.0%

5. WHOLLY OWNED INTERESTS NOW IN PRODUCTION

                                                                                December 31    December 31
                                                                                    2003           2004
                                                                                (US Dollars, in thousands)
                                                                                --------------------------
LEASE PERMITS AND CAPITAL EXPENDITURE:
Now in production at cost
- Vermilion 258 (1)                                                             $     7,160    $    21,945
Less: Accumulated amortisation                                                            -         (3,963)
                                                                                -----------    -----------
                                                                                $     7,160    $    17,982

ASSET RETIREMENT OBLIGATION LIABILITY:
- Vermilion 258 (1)                                                             $         -    $       469
                                                                                -----------    -----------
CONTRIBUTION OF AREA OF INTEREST TO INCOME FROM OPERATIONS:
- Vermilion 258 (1)                                                             $         -    $    10,608
                                                                                -----------    -----------

(1) Commenced production in July 2004.

6. INVESTMENTS

Non-current
Listed shares at fair value                                                     $        15    $        16
Unlisted shares at cost                                                                 330            527
                                                                                -----------    -----------
                                                                                $       345    $       543
                                                                                -----------    -----------

7. PROPERTY, PLANT AND EQUIPMENT

- at cost                                                                       $       541    $      611
- accumulated depreciation                                                             (310)         (366)
                                                                                -----------    -----------
                                                                                $       231    $      245
                                                                                -----------    -----------

                                       F14

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                December 31    December 31
                                                                                   2003           2004
                                                                                (US Dollars, in thousands)
                                                                                --------------------------
Current
Trade creditors                                                                 $     1,038    $     1,984
Employee related liabilities                                                            384          1,057
Fair value of derivative financial instruments                                          346              -
Exploration and development accruals                                                  3,457          5,515
Operational accruals                                                                  1,444          1,635
MMS/P&A bond accruals                                                                   145            146
Other                                                                                   279              -
                                                                                -----------    -----------
                                                                                $     7,093    $    10,337
                                                                                -----------    -----------

9. OTHER ACCRUED LIABILITIES - NON-CURRENT

Employee entitlements provision                                                 $       286    $       305
Asset retirement obligations                                                            281            811
                                                                                -----------    -----------
                                                                                $       567    $     1,116
                                                                                -----------    -----------

The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" effective January 1, 2003. The retirement obligations arise out of the legal requirement for the Company to plug wells and remove facilities and equipment from the property at the end of the property's useful life. The associated asset retirement costs were also capitalised as part of the carrying amount of the oil and natural gas properties. The liabilities for the asset retirement obligations were discounted and accretion expense was recognised using the credit-adjusted risk-free interest rate in effect when the liabilities were initially recognised (ranging from 9% to 12% per annum). The Company had no asset retirement obligation on the date of adoption.

The following table shows the changes to our asset retirement obligations during 2003 and 2004:

                                                                                December 31    December 31
                                                                                    2003          2004
                                                                                (US Dollars, in thousands)
                                                                                --------------------------
Asset retirement obligations at beginning of year                               $         -    $       281
Liabilities incurred during the period                                                  263            480
Accretion expense                                                                        18             50
                                                                                -----------    -----------
Asset retirement obligation at the end of the period                            $       281    $       811
                                                                                -----------    -----------

10. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND SIGNIFICANT CONCENTRATIONS

(a) FINANCING ARRANGEMENTS

At December 31, 2004, the Company had a short-term loan relating to its U.S. oil and natural gas operations of $1,175,000 (2003: $328,000), held in the accounts of Petsec Energy Inc. a wholly owned subsidiary. The interest charge on this liability is 5.15% pa. (2003: 4.9%). The loan which is due to expire in August 2005, is repaid through monthly installments of $150,000.

Effective February 20, 2004, PEI entered into a $2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of $1.7 million of cash collateral previously posted to secure surety bonds issued to the Minerals Management Service. This facility was subsequently increased to $3.0 million on July 2, 2004 and to $6.0 million on December 21, 2004.

                                       F15

10. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND SIGNIFICANT CONCENTRATIONS (CONTINUED)

PEI incurs fees of 1 3/4% per annum on the amount of letters of credit issued by the bank. Any call made against a letter of credit by a beneficiary will constitute a loan under the credit agreement. Principal payments on any such loan will be payable at the end of each calendar quarter in an amount determined by the bank. Interest on any outstanding loans will accrue, at PEI's election, at either (i) the banks prime rate plus 1/2% pa, but no less than 4 1/2% pa or
(ii) at Libor rate plus 3 1/2% pa. Upon final maturity of the credit agreement, all loans and interest outstanding become due. The final maturity date of the credit agreement, which was recently extended by one year, is March 31, 2007. To date, there have been no loans under the credit agreement.

The credit facility is secured by mortgages on PEI's interest in oil and natural gas properties. The credit facility also contains financial covenants that require PEI to:

(i) maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and

(ii)  a ratio of current assets to current liabilities of at least one to one.

The terms of the financial covenants governing the credit facility are currently being met.

See note 13 - Commitments and contingencies.

(b) INTEREST RATE RISK EXPOSURES

At December 31, 2004, the weighted average interest rate for cash deposits was 2.1% per annum (2003: 3.2%). During the year, cash deposits were primarily held in US dollars.

Other financial assets and liabilities detailed in the financial statements (receivables excluding cash deposits, payables, short-term financing of insurance premiums and investments) are all non-interest bearing.

(c) FOREIGN EXCHANGE EXPOSURES

During 2002, 2003 and 2004, operating costs were incurred in both Australian and US dollars.

Throughout 2002, 2003, and 2004, the Company predominantly held the majority of its liquid funds in US dollars.

Fluctuations in the Australian dollar/US dollar exchange rate have not had a material impact on the underlying performance of the Company. The Company's policy is not to hedge the Australian dollar/US dollar exchange rate risk except through natural hedging techniques such as maintaining cash balances in US dollar accounts to support operations conducted in US dollars.

(d) COMMODITY PRICE EXPOSURES AND HEDGES

The income of the Company is affected by changes in natural gas and crude oil prices, and from time to time, the Company undertakes various operating and financial transactions (such as forward sales agreements and swap contracts involving NYMEX commodity prices for natural gas) to reduce its exposure to these changes. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The Company has proved reserves of these commodities sufficient to cover all these transactions and it only enters into such transactions to match a portion of its anticipated physical production and reserves.

At December 31, 2004, the Company had no outstanding forward contract commitments (2003: 4,000 MMbtu/day of production for the period January 1, 2004 through to February 29, 2004 at a net realised fixed price of $4.87/MMbtu (million British thermal units). The Company accounts for forward sales agreements as ordinary sales.

                                       F16

10. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND SIGNIFICANT CONCENTRATIONS (CONTINUED)

Swaps and costless collars

In a natural gas swap agreement the Company receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the Company will pay the difference to the counterparty.

In a natural gas costless collar agreement, a floor price and a ceiling price is established. The Company receives from the counterparty the difference between the agreed floor price and the NYMEX penultimate closing price if the latter is lower than the agreed floor price. If the NYMEX penultimate closing price is higher than the agreed ceiling price, the Company will pay the difference to the counterparty.

At December 31, 2004, the Company had the following outstanding natural gas hedges in place:

                                                                        WEIGHTED AVERAGE
PRODUCTION PERIOD                     HEDGE TYPE       DAILY VOLUME         USD PRICE
-------------------                ---------------     ------------     ----------------
First quarter 2005                 Costless collar     4,000 MMBtu      $  6.00/7.08(1)
                                         Swap          6,000 MMBtu            7.89
Second quarter 2005                      Swap          4,000 MMBtu            6.61
Third quarter 2005                       Swap          4,000 MMBtu            6.59
Fourth quarter 2005                      Swap          4,000 MMBtu            6.87

(1) Floor/Ceiling

The Company has determined that its hedge agreements are highly effective and thus qualify for hedge accounting treatment. Accordingly, gains or losses are included in oil and natural gas revenues when the hedged production is delivered.

During 2004, the Company realized hedging losses totaling $1.1 million (2003: less than $0.1 loss; 2002: nil), which were netted against oil and natural gas revenues.

The Company estimates that the effect on the group to settle hedge agreements on December 31, 2004 would have been a pre-tax gain of $1.4 million (2003: Loss of $0.3 million), representing the fair value of the contracts at that date. The fair values for swap agreements will vary with movements in market prices until the contracts mature.

The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit risk on derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized ratings agency. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company has limited the term of the transactions and the percentage of the Company's expected aggregate oil and natural gas production that may be hedged.

                                       F17

10. FINANCING ARRANGEMENTS, LIQUIDITY, FINANCIAL INSTRUMENTS DISCLOSURES AND SIGNIFICANT CONCENTRATIONS (CONTINUED)

(f) CONCENTRATIONS AND OTHER CREDIT RISK EXPOSURES

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and trade accounts receivable. The Company places its cash on deposit with major financial institutions. The Company does not believe significant credit risk exists with respect to these cash deposits at December 31, 2004.

All of the Company's revenues are related to the production and sales of oil and natural gas in the Gulf of Mexico. During 2004, approximately 55% of the Company's oil and natural gas sales were made to Chevron USA Inc., 22% were made to Louis Dreyfus Inc., and 20% were made to Reliant Energy Services Inc. The Company typically sells all of its monthly natural gas production to only one or two purchasers. At December 31, 2004, 82% of the Company's outstanding accounts receivable were due from Chevron USA Inc.

During 2003, approximately 67% of the Company's oil and gas sales were made to Occidental Energy Marketing, Inc. and 32% were made to Reliant Energy Services, Inc. At December 31, 2003, substantially all of the Company's outstanding accounts receivable were due from Reliant Energy.

For 2002, the Company only had production from properties in which it had an overriding royalty interest.

The Company monitors its purchasers for developments that may indicate whether the purchaser is having financial difficulty. Also, if deemed appropriate, the Company may require the parent companies of our purchasers to provide a guarantee that the parent will pay any delinquent obligations of their subsidiary. If factors indicate that collection of accounts receivable are doubtful, the Company will record a bad debt provision. However, for the years presented, the Company has not recorded any bad debt expense.

The Company also obtains insurance and related products to reduce its exposure to certain operating risks that are inherent to oil and natural gas operations. The level of insurance coverage obtained is based on the Company's judgment of what is reasonable and appropriate, industry practice and legal and contractual requirements. To reduce the risk that an insurer would be unable to pay on future claims, if any, the Company only obtains its insurance from underwriters with acceptable credit ratings determined by a recognized ratings agency.

(g) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The carrying values of cash and cash equivalents, receivables, accounts payable and other financial liabilities are estimated to approximate fair values because of their short maturity.

11. SHARE CAPITAL

                                                                   December 31    December 31
                                                                      2003           2004
                                                                   (US Dollars, in thousands)
                                                                   --------------------------
Issued capital
Stated value A$0.20 per share (250,000,000 shares)
119,222,841 shares outstanding (2003: 105,736,041 shares)
Ordinary shares fully paid                                         $   120,791    $   130,106
                                                                   -----------    -----------

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

On January 6, 2004 the Company completed a placement of 12,846,800 shares at A$0.95 per share, raising a total of A$11.6 million or US$8.6 million of which A$9.8 million or US$7.3 million had been received prior to the end of the 2003 financial year and was recorded as a current liability in share subscriptions received in advance.

                                       F18

At its general meeting on November 29, 1994, the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by a committee appointed by the Board. The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the Company. The purchases of the shares are financed by interest-free loans from the Company to the employees and directors. The Employee Share Plan is currently inactive.

The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the Company. The exercise prices of the options are the ruling market prices when the options are issued with a hurdle price at a higher level. The total shares and options issued to employees over a five-year period are not to exceed 6,987,567. As of December 31, 2004, the number of further shares or options which could be issued within the limit was 3,349,567 (2003: 2,909,567).

At December 31, 2004, there were the following unexercised employee options to purchase the Company's ordinary shares:

                                   Weighted
                                   average
                                  Remaining
Exercise             Number     contractual life     Number
 prices           outstanding       (years)        exercisable          Expiry dates
---------------   -----------   ----------------   -----------   -----------------------------
A$0.30             3,020,000          2.4           1,154,000    June 1, 2007
A$0.40               213,000          3.0             100,000    December 1, 2007 - April 1, 2008
A$0.82               175,000          3.0              75,000    December 31, 2007
A$0.83                15,000          3.9               4,000    November 30, 2008
A$1.00               150,000          4.5                   -    June 30, 2009
A$1.25                65,000          4.4                   -    March 1, 2009 - July 30, 2009
                   ---------          ---           ---------
A$0.30 - A$1.25    3,638,000          2.6           1,333,000
                   ---------          ---           ---------

The options become exercisable at various dates and after various share price hurdles of the Company have been reached. During the year ended December 31, 2004, 230,000 additional options were granted to employees; 640,000 options were exercised and converted to ordinary shares; 15,000 options were cancelled as a result of the termination of the services of a number of employees. During 2004, the Company recorded $83,000 of compensation expense related to the option plan (2002: $40,000; 2003: $90,000) determined using the Black Scholes option-pricing model with an expected life of 1.2 years to 4.5 years (weighted average 2.6 years), volatility range of 49.90% - 86.90% and dividend yield and risk-free interest rate range of 0% and 5.05% - 5.53% per annum, respectively. At December 31, 2004 the balance of unearned stock compensation expense to be recorded in future periods was $115,000.

OUTSTANDING OPTIONS:

                                    Number of       Weighted
                                   outstanding      average
                                     options     exercise price
                                   -----------   --------------
As at December 31, 2001               549,000        A$0.41
Granted                             3,545,000        A$0.30
Cancelled                            (466,000)       A$0.41
                                    ---------        ------
As at December 31, 2002             3,628,000        A$0.30
Granted                               450,000        A$0.58
Cancelled                             (15,000)       A$0.30
                                    ---------        ------
As at December 31, 2003             4,063,000        A$0.33
Granted                               230,000        A$1.06
Exercised                            (640,000)       A$0.34
Cancelled                             (15,000)       A$0.40
                                    ---------        ------
As at December 31, 2004             3,638,000        A$0.38
                                    ---------        ------

Exercisable at December 31, 2004    1,333,000        A$0.34
Exercisable at December 31, 2003      829,000        A$0.31

                                      F19

12. SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                                       Twelve months
                                                                           ended
                                                       December 31       December 31     December 31
(Unless stated otherwise, US dollars, in thousands)       2002              2003            2004
---------------------------------------------------   --------------   --------------   --------------
Issued capital                                        $     120,701    $     120,791    $     130,106
Accumulated other comprehensive loss                         (2,376)          (2,611)          (1,964)
Accumulated deficit                                        (108,077)         (94,977)         (77,243)
                                                      -------------    -------------    -------------
  Total shareholders' equity                          $      10,248    $      23,203    $      50,899
                                                      -------------    -------------    -------------

Movements during the financial period

Issued capital (number of shares)
  Balance at the beginning of the financial period      105,736,041      105,736,041      105,736,041
  Shares issued for cash pursuant to placement                    -                -       12,846,800
  Shares issued from exercise of options under
  Employee Option Plan                                            -                -          640,000
                                                      -------------    -------------    -------------
  Balance at the end of the financial period            105,736,041      105,736,041      119,222,841
                                                      -------------    -------------    -------------

Issued capital
  Balance at the beginning of the financial period    $     120,661    $     120,701    $     120,791
  Shares issued for cash pursuant to placement                    -                -            9,064
  Shares issued from exercise of options under
  Employee Option Plan                                            -                -              168
  Stock compensation expense                                     40               90               83
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $     120,701    $     120,791    $     130,106
                                                      -------------    -------------    -------------

Accumulated deficit
  Balance at the beginning of the financial period    $    (104,790)   $    (108,077)   $     (94,977)
  Net income (loss)                                          (3,287)          13,100           17,734
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $    (108,077)   $     (94,977)   $     (77,243)
                                                      -------------    -------------    -------------

Accumulated other comprehensive loss
  Unrealized loss on investment securities
  Balance at the beginning of the financial period    $         (16)   $         (16)   $         (16)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $         (16)   $         (16)   $         (16)
                                                      -------------    -------------    -------------

  Foreign currency translation adjustment
  Balance at the beginning of the financial period    $      (2,271)   $      (2,360)   $      (2,386)
  Current period change                                         (89)             (26)            (413)
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $      (2,360)   $      (2,386)   $      (2,799)
                                                      -------------    -------------    -------------

  Unrealized gain (loss) on derivative financial
  instruments
  Balance at the beginning of the financial period    $           -                -             (209)
  Net change in fair value of hedges (net of tax)                 -             (209)           1,060
                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $           -    $        (209)   $         851
                                                      -------------    -------------    -------------

                                                      -------------    -------------    -------------
  Balance at the end of the financial period          $      (2,376)   $      (2,611)   $      (1,964)
                                                      -------------    -------------    -------------

                                      F20

13. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at December 31, 2004, the estimated maximum contingent liability of the Group in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $105,000 (2003: $100,000).

The Company is a defendant from time to time in legal proceedings. Where appropriate the Company takes legal advice. The Company does not consider that the outcome of any current proceedings is likely to have a material effect on its operations or financial position.

The production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations were subject to regulation under U.S. federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Group.

The Company's U.S. subsidiary, Petsec Energy Inc. ("PEI") is required to provide bonding or security for the benefit of U.S. regulatory authorities in relation to its obligations to pay lease rentals and royalties, the plugging and abandonment of oil and natural gas wells, and the removal of related facilities. As of December 31, 2004 the Company was contingently liable for $3,875,000 of surety bonds (2003: $2,175,000) issued through a surety company to secure those obligations to the authorities. $2,625,000 of these bonds (2003: $1,725,000) were collateralized by letters of credit.

From time to time, PEI must also provide cash collateral to the hedging instruments counterparty. At December 31, 2004, PEI had no such cash collateral requirement (2003: $381,000).

(b) Lease commitments

Until it begins exploration or production, the Company pays an annual delay rental on the Gulf of Mexico properties in which it holds a working interest. The Company also leases office space and operating equipment under non-cancelable operating leases expiring from one to two years. Leases generally provide the Company with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

Rent expense for the years ended December 31, 2002, 2003 and 2004 was $180,000, $490,000 and $554,000 respectively.

The following table presents the remaining aggregate lease commitments as of December 31, 2004 under operating leases, including Gulf of Mexico properties, having initial non-cancellable terms in excess of one year:

                             December 31
(US dollars, in thousands)      2004
--------------------------   -----------
2005                            $ 306
2006                              251
2007                              208
2008                               98
2009                               31
                                -----
                                $ 894
                                -----

(c) Exploration commitments

      In addition to the contractual cash obligations listed above, the Company has committed to expending approximately $7.9 million in total during 2005 for exploration within the U.S. and China in respect of its joint operating arrangement commitments.

                                      F21

(d) Superannuation commitments, incentive compensation, and directors' retirement obligation

For its Australian employees, the Company contributes to several defined contribution employee superannuation plans. Employee contributions are based on various percentages of their gross salaries.

During the years ended December 31, 2002, 2003 and 2004, superannuation contributions by the Company were $23,000, $29,000 and $28,000 respectively.

On May 23, 2003 the Company established an incentive compensation plan for its U.S. based employees. Under the plan, the Company will accrue up to 6 1/2 percent of the annual profit of the U.S. operations (operating profit before interest, taxes and incentive compensation). The bonus is paid annually in the first quarter of the year following determination of the annual results. During 2004, the Company recorded $1.0 million of compensation expense (2003: $0.9 million).

The Company provides non-executive directors first appointed before April 1, 2003 with a benefit on retirement equivalent to the total remuneration received in the three years preceding retirement.

In 2003, the Nomination and Remuneration Committee approved a retirement benefit for directors appointed after April 1, 2003 which is proportional to the length of service, with a maximum benefit equivalent to the remuneration received in the three years preceding retirement.

The Company's liability for directors' retirement benefit is included in other accrued liabilities under the long-term liabilities classification in the consolidated balance sheet.

During 2004, the Company recorded no expense for the directors' retirement benefit (2003: $98,000). The total amount accrued for director retirement is $220,000.

                                      F22

\
14. SEGMENT REPORTING

The company's operating segments are based on management's approach for making decisions about allocating resources and assessing performance, which is on a geographic basis. The key measure of segment result is income before tax. Segment assets are defined as cash, and proved and unproved oil and gas properties. The accounting policies used by the operating segments are consistent with the consolidated financial statements. There are no inter-segment transactions. Reconciling items relate solely to the Company's corporate headquarters, which is located in Australia, and is not considered to be an operating segment under US GAAP.

Other than as set out below, there are no significant tangible assets for the China and USA segments.

                                                   CHINA                   USA             RECONCILING ITEMS
          US DOLLARS, THOUSANDS              2002   2003  2004    2002    2003    2004   2002  2003       2004
------------------------------------------ ------- ----- ------- ------- ------- ------- ----- -------   -------
Oil & Gas sales (net of royalties)              -     -       -       -  23,270  32,575     -       -         -

Oil & Gas royalties                             -     -       -     201   1,949     223     -       -         -
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------
Revenue from customers (1)                      -     -       -     201  25,219  32,798     -       -         -
                                           ======  ===== ======  ======  ======  ======  ====  ======    ======

Depreciation, depletion and amortization        -     -       -      16   6,553  12,335    18      21        26
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------
Interest income                                 -     -       -       -      43      37   136      99       274
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------
Interest expense                                -     -       -       -     (10)    (32)    -       -         -
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------
Income (loss) before tax                   (1,041) (302) (1,373) (1,654) 14,001  10,541  (846) (1,091)   (1,241)
                                           ======  ===== ======  ======  ======  ======  ====  ======    ======

Cash                                            -     -       -      70   3,983   6,916   526   8,479     2,602
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------
Proved and unproved oil and gas properties    125   981   1,370  10,526  18,176  32,172     -       -         -
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------

Expenditure for additions to long lived
  assets                                    1,123   856   1,715   8,653  14,037  30,074    46       1        25
                                           ------  ----- ------  ------  ------  ------  ----  ------    ------

                                                CONSOLIDATED
          US DOLLARS, THOUSANDS              2002    2003    2004
------------------------------------------ ------- ------- -------
Oil & Gas sales (net of royalties)              -  23,270  32,575

Oil & Gas royalties                           201   1,949     223
                                           ------  ------  ------
Revenue from customers (1)                    201  25,219  32,798
                                           ======  ======  ======

Depreciation, depletion and amortization       34   6,574  12,361
                                           ------  ------  ------
Interest income                               136     142     311
                                           ------  ------  ------
Interest expense                                -     (10)    (32)
                                           ------  ------  ------
Income (loss) before tax                   (3,541) 12,608   7,927
                                           ======  ======  ======

Cash                                          596  12,462   9,518
                                           ------  ------  ------
Proved and unproved oil and gas properties 10,651  19,157  33,542
                                           ------  ------  ------

Expenditure for additions to long lived
  Assets                                    9,822  14,894  31,814
                                           ------  ------  ------

                                      F23

15. RELATED PARTY DISCLOSURES

Directors

The names of persons who were directors of the Company during the year ended December 31, 2004 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.

Other than as disclosed below in this note there were no material contracts involving directors during the year.

Other than as disclosed below in this note, no loans were made to directors during the year and no such loans are outstanding.

A company associated with a director provided management services to the Group in the ordinary course of business and on normal terms and conditions. The terms include provision for compensation in the event of termination without due notice. The cost of the services provided to the Group during the year by this company was $440,000 (2003: $530,000; 2002: $254,000).

The Company holds unlisted shares in an investment fund of which Mr. Mortimer is Chairman. At December 2004 the Company had invested $528,000 in the fund and has a total commitment to the fund of up to $778,000.

16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                             Twelve months ended
                                                   December 31   December 31    December 31
           (US dollars, in thousands)                  2002          2003           2004
------------------------------------------------   -----------   -----------   ------------
Cash paid during the period for:
Interest                                            $       -    $        10   $         32
Income taxes paid (refunded)                                -            250              -

Non-cash items:
Insurance premiums financed with short-term debt    $       -    $       730   $      1,754

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

INCOME TAXES

Accounting under AUS GAAP is under the liability method and is equivalent in most major respects to FASB Statement No. 109, "Accounting for Income Taxes". However for AUS GAAP, deferred tax assets related to temporary differences are brought to account only when they are "assured beyond a reasonable doubt" and net operating losses only when they are considered to be "virtually certain" of recovery. Under US GAAP temporary differences and net operating losses are brought to account only when recovery is considered "more likely than not".

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

                                      F24

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

The Company use the fair value method as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation. The fair value method results in compensation expense related to the issuance of employee shares and options or rights being recorded in the statement of financial performance over the vesting period.

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

The Company adopted Statement No. 143, "Accounting for Asset Retirement Obligations" effective January 1, 2003. SFAS No. 143 requires the Company to record the fair value of its retirement obligations as a liability. The associated asset retirement costs are also capitalised as part of the carrying amount of the oil and natural gas properties and amortized on a unit of production basis. The liability is discounted and accretion expense is recognised using a credit-adjusted risk-free interest rate in effect when the liability was initially recognised. Under US GAAP changes in estimated restoration provisions are accounted for on a prospective basis and affect future provisions.

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

Estimates of proved and proved developed reserves at December 2004 and 2003 were based on studies performed by Ryder Scott Company L.P.

As at December 31, 2001 the Company had no proved or proved developed reserves.

No major discovery or other favourable or adverse event subsequent to December 31, 2004 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                                      F25

ESTIMATED NET QUANTITIES OF OIL AND NATURAL GAS RESERVES

The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves (all within the United States), as estimated by Ryder Scott Company L.P.

                                                   CRUDE
                                                    OIL     GAS
                                                  (Mbbl)   (MMcf)
Proved developed and undeveloped reserves:
December 31, 2001                                    -          -
    Extensions, discoveries and other additions     24      7,804
    Production                                      (1)       (40)

                                                   ---     ------
December 31, 2002                                   23      7,764
    Revisions of previous estimates                 23     (1,305)
    Extensions, discoveries and other additions     12      8,681
    Production                                     (19)    (4,403)

                                                   ---     ------
December 31, 2003                                   39     10,737
    Revisions of previous estimates                 39      5,444
    Extensions, discoveries and other additions      -      1,683
    Production                                     (15)    (5,595)

                                                   ---     ------
December 31, 2004                                   63     12,269

Proved developed reserves :
December 31, 2002                                   23      7,764
December 31, 2003                                   32      3,725
December 31, 2004                                   63     12,269

CAPITALIZED COSTS OF NATURAL GAS AND OIL PROPERTIES

                                                         December 31,   December 31,   December 31,
                                                             2002           2003           2004
                                                         ------------   ------------   ------------
                                                                 (US dollars, in thousands)
Capitalised costs for oil and gas producing activities
    of the following:
    Proved properties                                      $  7,627       $ 24,036       $ 45,827
    Unproved properties                                       3,024          1,602          6,412
                                                           --------       --------       --------
         Total capitalised costs                             10,651         25,638         52,239
    Accumulated depletion, depreciation and
    Amortization                                                  -         (6,481)       (18,697)
                                                           --------       --------       --------
         Net capitalised costs                             $ 10,651       $ 19,157       $ 33,542
                                                           --------       --------       --------

COSTS INCURRED FOR OIL AND NATURAL GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

                                                                   Twelve months ended
                                                       December 31,   December 31,   December 31,
                                                           2002           2003           2004
                                                       ------------   ------------   ------------
                                                               (US dollars, in thousands)
Costs incurred for oil and gas property acquisition,
  exploration and development activities were as
  follows:
    Lease acquisition                                    $   125        $   519        $ 3,973
    Exploration                                            2,149          6,586         11,943
    Development                                            7,627          8,987         15,898
                                                         -------        -------        -------
         Total costs incurred                            $ 9,901        $16,092        $31,814
                                                         -------        -------        -------

                                      F26

Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves

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

The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% annual discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

Under the standardized measure, future cash inflows were estimated by applying period end oil and natural gas prices, adjusted for contractual arrangements in existence at year end if any, to the estimated future production of period end proved reserves. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carry forwards. Use of a 10% annual discount rate is required by SFAS No. 69.

Management does not rely solely upon the following information in making investment and operating decisions.

Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was as follows:

                                                                                    Twelve months ended
                                                                          December 31   December 31   December 31
                                                                              2002          2003          2004
                                                                          -----------   -----------   -----------
                                                                                (US Dollars, in thousands)
Future cash inflows                                                        $ 36,160      $ 65,612      $ 78,599
Less: Future production  and development costs                               (6,260)      (21,085)      (14,467)
        Future income tax expense                                                 -             -             -
                                                                           --------      --------      --------
Future net cash flows after income taxes                                     29,900        44,527        64,132
Less: 10% annual discount for estimated timing of cash flows                 (3,744)       (9,032)       (6,240)
                                                                           --------      --------      --------
Standardized measure of discounted future net cash flows                   $ 26,156      $ 35,495      $ 57,892
                                                                           --------      --------      --------

Summary of the changes in standardized measure of discounted future net cash flows applicable to proved oil and gas reserves

Beginning of the period                                                    $             $ 26,156      $ 35,495
   Sales and transfers of oil and gas produced, net of production costs        (201)      (23,662)      (32,080)
   Changes in prices and production costs                                         -         7,982         1,353
   Extensions, discoveries and improved recoveries
     net of future productions and development costs                         26,357        25,978        19,625
   Development costs incurred during the period                                   -         3,293        12,258
   Changes in estimated development costs                                         -        (1,906)       (3,561)
   Revisions of previous quantity estimates                                       -        (5,207)       14,982
   Accretion of discount                                                          -         1,780         2,953
   Other                                                                          -         1,081         6,867
                                                                           --------      --------      --------
   Net increase (decrease)                                                        -         9,339        22,397
                                                                           --------      --------      --------
End of the period                                                          $      -      $ 35,495      $ 57,892
                                                                           --------      --------      --------

                                      F27

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves at December 31, 2004 was based on average natural gas prices of approximately $6.18 per Mcf and on average liquids of approximately $43.13 per barrel, before hedging effects.

19. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

In September 2004, the Company agreed to earn a 25% working interest in the Price Lake field in Cameron Parish, Louisiana by participating in the drilling of three wells. The first two wells spudded in September 2004 and December 2004, respectively, and encountered hydrocarbon-bearing sands during the first quarter 2005. The wells were completed for production, however the reserves discovered have subsequently proved to be uneconomic and as a result, the wells have been determined to be dry holes and the total costs incurred and previously capitalized through December 31, 2004 of $3.2 million have been written-off and expensed as of December 31, 2004. Drilling of the third well in the Price Lake field is expected to commence in the second or third quarter of 2005.

                                      F28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Petsec Energy Ltd and subsidiaries
The Board of Directors and Stockholders of Petsec Energy Ltd

We have audited the accompanying consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petsec Energy Ltd and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG

MAY 31, 2005
SYDNEY, AUSTRALIA

                                      F29

                                  EXHIBIT INDEX

1.1   Constitution of the Company.

4.1   Form of employment contract agreement for Australian-based executives.

4.2   Form of employment contract agreement for US-based executives.

8.1   Subsidiaries of the Company

31.1 Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of CEO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of CFO pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

99.1  Consent of Independent Registered Public Accounting Firm

99.2  Consent of Independent Petroleum Engineers

99.3 Code of Ethics, incorporated herein by reference to Exhibit 99.3 to Form 20-F for the Company for the year ended December 31, 2003.