Form 20-F/A
period 2005-12-31
PETSEC ENERGY LTD
filed 2006-12-15
CIK 1017910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Exact name of Registrant as specified in its charter)
NEW SOUTH WALES, AUSTRALIA
(Jurisdiction of incorporation or organization)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None
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
Yes  ☐  No  ☑

EXPLANATION OF AMENDMENT
We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which was originally filed on May 22, 2006 (the “Original Report”) in response to comments received from the Securities and Exchange Commission (the “Commission”) in their letters dated September 14, 2006 and November 8, 2006.
As a result of the Commission’s comments, we have revised the following disclosures:
Part I—Item 3—Key Information, D. Risk Factors, pages 8, 10, and 11;
Part I—Item 4—Information on the Company, A. History and development of the Company, page 15;
Part I—Item 4—Information on the Company, B. Business overview, page 16;
Part I—Item 5—Operating and Financial Review and Prospects, A. Operating results, page 26;
Part III—Item 15—Financial Statements, pages F26 and F28.
This Amendment should be read in conjunction with any reports filed on Form 6-K subsequent to the date of the Original Report. In addition, in accordance with applicable SEC rules, this Amendment includes updated certifications from our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as Exhibits 12.1, 12.2, 13.1, and 13.2.

		Page

PART III

Item 17.	Financial Statements	52
Item 18.	Financial Statements	52
Item 19.	Exhibits	53

Signatures		54
Exhibit Index		84
Subsidiaries of the Company
Certification of CFO Pursuant to Section 302
Certification of CEO Pursuant to Section 302
Certification of CEO Pursuant to Section 906
Certification of CFO Pursuant to Section 906
Consent of Independent Registered Public Accounting Firm
Consent of Independent Petroleum Engineers
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
PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3 — KEY INFORMATION
A. Selected Financial Data
          The following table sets forth in U.S. dollars and under U.S. GAAP selected historical consolidated financial data for the Company as of and for each of the years indicated. The financial data for each of the five years ended December 31, 2001, 2002, 2003, 2004 and 2005 is derived from the Company’s U.S. Dollar Financial Statements, which were prepared under U.S. GAAP. The following data should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31
	2001(1)	2002	2003	2004	2005
	(In thousands, except per share and per ADR data)

INCOME STATEMENT DATA
Oil and gas sales (net of royalties incurred)	$—	$—	$23,270	$32,575	$45,130
Oil and gas royalties earned	—	201	1,949	223	332

Total revenues	$—	$201	$25,219	$32,798	$45,462

Lease operating expenses	—	—	1,557	1,776	2,465
Depletion, depreciation, amortization and rehabilitation	28	34	6,574	12,361	15,597
Exploration expenditure	422	1,176	1,329	1,452	5,844
Dry hole and abandonment costs	877	1,066	—	4,119	5,290
Major maintenance expense	—	—	—	592	—
Impairment expense	—	—	38	201	—
General, administrative and other expenses	1,264	1,691	3,519	4,657	5,814
Hurricane-related business interruption insurance proceeds	—	—	—	—	(867)
Stock compensation expense	11	40	90	83	88

Total operating expenses	2,602	4,007	13,107	25,241	34,231

Income (loss) from operations	(2,602)	(3,806)	12,112	7,557	11,231

Other income and expense
Interest expense	—	—	(10)	(32)	(23)
Interest income	447	136	142	311	393
Other income, net	209	129	364	91	403
Derivative losses from discontinued hedges	—	—	—	—	(4,615)

Total other income (expense)	656	265	496	370	(3,842)

Income (loss) before income tax and extraordinary items	(1,946)	(3,541)	12,608	7,927	7,389
Income tax benefit	8	254	492	9,807	598

Net income (loss) before extraordinary items	$(1,938)	$(3,287)	$13,100	$17,734	$7,987
Extraordinary items (net of nil tax)
Recognition of deferred gain on subsidiary emergence from bankruptcy	37,147	—	—	—	—
Distribution from bankruptcy trustee	1,103	—	—	—	—

Net income (loss)	$36,312	$(3,287)	$13,100	$17,734	$7,987

BASIC AND DILUTED EARNINGS PER SHARE
Earnings (loss) before extraordinary items per share	$(0.02)	$(0.03)	$0.12	$0.15	$0.07
Extraordinary items per share	0.36	—	—	—	—

Earnings (loss) per share	$0.34	$(0.03)	$0.12	$0.15	$0.07

Earnings (loss) before extraordinary items per ADR (2)	$(0.10)	$(0.17)	$0.62	$0.74	$0.33
Extraordinary items per ADR	1.82	—	—	—	—

Earnings (loss) per ADR	$1.72	$(0.17)	$0.62	$0.74	$0.33

Weighted average number of ordinary shares outstanding	105,752	105,736	105,736	118,830	120,112

CASH FLOW DATA
Net cash from operating activities	$(1,166)	$(2,728)	$18,589	$22,032	$34,915
Net cash from investing activities	104	(8,170)	(13,574)	(26,046)	(33,651)
Net cash from financing activities	—	—	6,851	1,070	(644)

	Year ended December 31
	2001(1)	2002	2003	2004	2005
	(In thousands, except per share and per ADR data)
BALANCE SHEET DATA (at period-end)
Total assets	$15,096	$14,206	$38,444	$63,527	$87,294
Total current assets	12,006	3,100	16,977	27,909	35,184
Total current liabilities	390	2,989	14,674	11,512	31,465
Total shareholders equity	13,584	10,248	23,203	50,899	54,263
Share capital	120,661	120,701	120,791	130,106	130,725

Number of ordinary shares outstanding	105,736	105,736	105,736	119,223	121,389

(1)	On April 13, 2000, PEI filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”). As a result of that filing, the Company no longer had effective control over PEI and consequently PEI was deconsolidated for financial accounting reporting purposes as of that date. On January 16, 2001, PEI emerged as a reorganized entity under the Bankruptcy Code and the Company regained control over PEI. The results of PEI have been consolidated into the Company from that date forward.

(2)	American Depository Receipt. See Item 9.C.
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
          In the past, we have spent a substantial amount of capital for the development, exploration, acquisition and production of oil and natural gas reserves. Substantial capital expenditures are required to access reserves and undertake a drilling program to find new reserves. Our capital expenditures including acquisitions were $31.7 million during 2005. We expect our total capital expenditures in 2006 to be $50.0 million or more, including $2.3 million for anticipated lease awards in the Gulf of Mexico. The funding of our future capital expenditures is primarily dependent upon the generation of sufficient cash flow from our operating activities and proceeds that may be raised from time-to-time by equity offerings. If low oil and natural gas prices, drilling or production delays, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operations to decrease, we may be restricted in our ability to spend the capital necessary to complete our drilling and development program. We have a $10 million bank credit facility, the use of which is restricted to obtaining letters of credit. We may not be able to borrow the funds necessary to support our working capital needs or our capital expenditures program. After utilizing our available sources of financing, we may be forced to raise debt or equity proceeds to fund such expenditures. Our financial resources are limited, and we cannot assure you that debt or equity financing or cash generated by operations will be available to meet these requirements. A curtailment of capital spending could adversely affect our ability to maintain or increase our production and our future cash flow from operations. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
          We operate in a highly competitive environment. The Company competes with major and independent oil and gas companies and other independent producers of varying sizes for the acquisition of desirable oil and natural gas properties and the equipment and labor required to develop and operate such properties. Most of these competitors have financial and other resources substantially greater than ours. See “Item 4 — Information on the Company — B. Business Overview - Competition.”

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
We are dependent on facilities that are owned or operated by others.
          Third parties own or operate the transportation (pipelines) and processing facilities that we rely on for the marketing and selling of our production. If any of these facilities are shut down due to fire, explosion, equipment failure, leaks, repairs, weather conditions, weather related damage, and environmental hazards, then we may not be able to sell our production until the facilities are repaired or otherwise brought back on line or until we make significant capital expenditures so that we can deliver our production to other facilities.
          For example, in September 2005, Hurricane Rita caused major damage to an onshore separation facility that our Vermilion 258 production must pass through. The repair of that facility lasted for over two months, and we were unable to produce from our Vermilion 258 lease during that time.
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
          For example, in August and September 2005, Hurricanes Katrina and Rita caused widespread damage to third-party facilities. We estimate that in 2005, we experienced an approximate 1.4 Bcf deferral of our natural gas production due to the damages and delays caused by hurricanes. During the periods of shut in production, gas prices averaged approximately $11.00 per Mcf. Additionally, we recorded derivative losses of approximately $4.6 million because the hurricanes caused our production to be less than the quantity hedged.
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
A significant portion of our production, revenues and cash flow from operating activities is derived from assets that are concentrated in a geographic area.
          As of January 1, 2006, nearly all of our production and revenues are derived from wells located on two platforms in the Gulf of Mexico. One platform, with one producing well, is located at West Cameron 352 and the other platform, with four producing wells, is located at Vermilion 258. In 2006, we will also have production and revenue derived from wells at our Main Pass 19 platform. Future wells are also planned for the Gulf of Mexico. Accordingly, if the level of production from one or more of these platforms substantially declines because of the occurrence of any of the inherent operating risks, it could have a material adverse effect on our overall production levels and our revenues.
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
          Pre-feasibility studies, conducted jointly by China National Offshore Oil Corp. (“CNOOC”) and the joint operating arrangement, were completed in January 2005. Consequently, the joint venture agreed to undertake a feasibility study, again jointly with CNOOC. If successful, this will lead to the lodging of an Overall Development Programme (ODP) which contemplates the development of the 12.8 West field in 2006 with anticipated start of production in 2007. This may be followed by the development of the East field possibly in 2007.
          The feasibility study addressed the use of a lightweight platform at 12-8 West, piping liquids to the 12-1-1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale.
          The feasibility study was completed in the fourth quarter of 2005 and commercial discussions for economic access to CNOOC’s production and sales facilities continue.
          The joint operating arrangement commenced drilling the 6.12 South prospect on April 25, 2006. The prospect is located immediately south of the 6.12.1 oil discovery made by the joint operating arrangement in 2002. The well reached total depth of 8,365 feet on May 8, 2006. On May 10, 2006, the operator advised that preliminary analysis of the initial log data indicated that there exists a number of oil-bearing sands each up to a net 25 meters in thickness amounting to approximately 100 meters of net oil pay within a gross reservoir interval in excess of 500 meters. The operator also stated that it would take a number of weeks for collection and analysis of all the data before the commercial significance of the discovery can be ascertained.
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
          See “Risk Factors” in “Item 3 D. — Key Information” for a discussion of risks which could impact on the Company’s ability to find proved reserves and factors that affect oil and natural gas prices.
Likely Developments
          In the Gulf of Mexico, U.S.A. the Company is currently planning to drill:
•	2-3 wells at Vermilion 257//258 (expected to commence in June 2006);

•	1-3 wells at Main Pass 18/103 (expected to be drilled during the third quarter of 2006);

•	2-3 wells at Moonshine (expected to be drilled late 2006).
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
          See “Trend Information” in “Item 5 D — Operating and Financial Review and Prospects.”

Oil and Natural Gas Reserves
          The following table sets forth estimated net proved oil and natural gas reserves of the Company (all of which were held in PEI), and the associated historical estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of December 31, 2003, 2004 and 2005. All information relating to estimated net proved oil and natural gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company L.P., Petroleum Consultants. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
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
          See “Supplementary oil and gas disclosures — unaudited, Estimated net quantities of oil and natural gas reserves” in Note 18 of the Notes to Consolidated Financial Statements included elsewhere in this annual report.
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

          Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 2005:

	Gross	Net
Productive wells (1):
Oil	—	—
Gas	9	7.2

Total	9	7.2

Developed Acreage (1)	25,151	21,164
Undeveloped Acreage (1) (2)	134,488	47,191

Total	159,639	68,355

(1)	Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Eight (6.2 net) of our productive wells have multiple producing horizons remaining. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which a working interest is owned. Leases in which the Company only holds an overriding royalty interest are excluded. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof.

(2)	Leases covering 4% of the Company’s undeveloped acreage will expire in 2006, 21% will expire in 2008, 16% will expire in 2009, and 59% are held by production or exploration activities.
          Drilling activity. The following table sets forth the Company’s drilling activity for the periods indicated.

	Years ended December 31,
	2003		2004		2005
	Gross	Net	Gross	Net	Gross	Net

Gulf of Mexico
Exploratory wells	—	—	2	2	3	1.65
Development wells	2	1.75	1	1	1	1
Dry holes	—	—	—	—	2	0.50

Beibu Gulf, China
Exploratory wells	—	—	1	0.25	—	—
Dry holes	—	—	2	0.50	—	—

Total	2	1.75	6	3.75	6	3.15

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
          Commencing in 1992, the FERC issued Order No. 636 and subsequent orders (collectively, “Order No. 636”), which require interstate pipelines to provide transportation separate, or “unbundled,” from the pipelines’ sales of natural gas. In addition, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all shippers. Although Order No. 636 does not directly regulate our activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. The implementation of these orders has not had a material adverse effect on our results of operations. The courts have largely affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, although certain appeals remain pending and the FERC continues to review and modify its open access regulations.
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

          The Oil Pollution Act of 1990, as amended (the “OPA”), and regulations thereunder impose a variety of regulations on “responsible parties” related to the prevention of oil spills in U.S. waters and liability for damages resulting from such spills. A “responsible party” includes the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While OPA establishes liability limits for offshore facilities at the payment of all removal costs plus up to $75 million in other damages, these limits may not apply if the spill was caused by a party’s gross negligence or willful misconduct, or the spill resulted from violation of a federal safety, construction or operating regulation, or if a party fails to report the spill or cooperate fully in the cleanup. Few defenses exist to the liability imposed by the OPA.
          To cover at least some costs in a potential spill, OPA also imposes ongoing requirements on lessees or permittees of offshore areas in which a covered offshore facility is located, including the preparation of oil spill response plans and proof of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state). Higher amounts of financial responsibility of up to $150 million may be required in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst-case spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS’s final rule. While we are subject to and are in substantial compliance with OPA financial responsibility requirements, we cannot predict whether these financial responsibility requirements will result in the imposition of substantial additional annual costs to us in the future or otherwise materially adversely affect us. The impact, however, should not be any more adverse to us than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. We also have OPA-required spill response plans in place.
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
          The Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), also known as the “Superfund” law, and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a “hazardous substance” into the environment. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several, strict liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We also may incur liability under the Federal Resource Conservation and Recovery Act, as amended (“RCRA”), which imposes requirements relating to the management and disposal of solid and hazardous wastes. While RCRA generally does not regulate most wastes generated by the exploration and production of oil and natural gas, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as solid hazardous waste. Failure by us to properly manage and dispose of materials and wastes generated by or resulting from operation by us or predecessor owners of properties that we acquire could result in the imposition of remedial and abandonment liabilities under CERCLA, RCRA, and analogous state laws.
          China. The petroleum industry in the People’s Republic of China (“PRC”) is regulated by the PRC government. Areas over which it exercises control include licensing, exploration, production, distribution, pricing, exports, allocation of various resources used by the industry and environmental management. The State Development and Reform Commission is the primary coordinator for the petroleum industry and, together with other relevant governmental agencies, provides regulatory supervision over the industry.
          Participation by foreign companies in offshore oil and natural gas production in China, alone or in joint operating arrangement, is conducted by cooperation with the China National Offshore Oil Corporation under a petroleum contract. The contract includes provisions covering minimum expenditure requirements for exploration, terms of relinquishment of exploration acreage, evaluation of development and development planning upon discovery of petroleum reserves, production sharing arrangements and recovery of capital expenditures, as well as the responsibilities of the foreign company as operator.
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
          Following the November 2005 installation of the platform at Main Pass 19, the Company commenced a four-well development drilling program from the platform. The G—4, G—5, and G—7 wells target reserves in Main Pass 19 (55% Petsec working interest), and the G—6 well targets reserves in Main Pass 18 (100% Petsec working interest). The G—7 well, was drilled to its target depth in December 2005 and was suspended for completion. The G—4 well commenced drilling in late December 2005. The remaining two wells were drilled in the first quarter of 2006. All four wells made commercial discoveries of hydrocarbons. The three Main Pass 19 wells have been completed and were brought into initial production from April 23, 2006. Completion of the Main Pass 18 G—6 well has been halted subject to the resolution of a dispute with a joint operating arrangement participant over the use of the Main Pass 19 facilities. Legal action has been initiated against the Company which has resulted in the granting of a preliminary injunction to prevent production from the G—6 well from the Main Pass 19 platform. The Company believes that the ultimate outcome of this matter may increase the cost of the programme but will not have a material adverse effect on our future results of operations or business.

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
          The following table sets forth certain operating information with respect to the oil and natural gas operations of the Company.

	Year ended December 31
	2003(1)	2004(2)	2005(3)

Net production
Oil (Mbbls)	19	15	20
Gas (MMcf)	4,403	5,595	6,335

Total (MMcfe)	4,517	5,685	6,454

Net sales data (in thousands) (4):
Oil	$582	$669	$1,050
Gas	24,637	32,129	44,412

Total	$25,219	$32,798	$45,462

Average sales price (4):
Oil (per Bbl)	$30.84	$44.79	$53.11
Gas (per Mcf)	5.60	5.74	7.01

Total (per Mcfe)	$5.58	$5.77	$7.04

Average costs (per Mcfe):
Lease operating expenses(5)	$0.34	$0.31	$0.38
Depletion, depreciation, amortisation and rehabilitation	1.46	2.17	2.42
General, administrative and other expenses	0.81	0.82	0.91

(1)	Production from three wells at West Cameron 343/352 commenced in January 2003 and production from two additional wells at West Cameron 343/352 commenced in October 2003.

(2)	Production commenced at Vermilion 258 from two wells in July 2004 and one well in November 2004.

(3)	Production commenced from a fourth well at Vermilion 258 in May 2005.

(4)	Includes derivative gains/losses on effective hedges.

(5)	Excludes major maintenance expense.

Results of Operations
          The following table sets forth in U.S. dollars and under U.S. GAAP, selected consolidated financial data for the Company for the periods indicated.

	Year ended December 31
	2003	2004	2005
	(In thousands)
INCOME STATEMENT DATA
Oil and gas sales (net of royalties incurred)	$23,270	$32,575	$45,130
Oil and gas royalties earned	1,949	223	332

Total revenues	$25,219	$32,798	$45,462

Lease operating expenses	1,557	1,776	2,465
Depletion, depreciation, amortization and rehabilitation	6,574	12,361	15,597
Exploration expenditure	1,329	1,452	5,844
Dry hole and abandonment costs	—	4,119	5,290
Major maintenance expense	—	592	—
Impairment expense	38	201	—
General, administrative and other expenses	3,519	4,657	5,814
Hurricane-related business interruption insurance proceeds	—	—	(867)
Stock compensation expense	90	83	88

Total operating expenses	13,107	25,241	34,231

Income from operations	12,112	7,557	11,231

Interest expense	(10)	(32)	(23)
Interest income	142	311	393
Other income, net	364	91	403
Derivative losses from discontinued hedges	—	—	(4,615)

Total other income (expense)	496	370	(3,842)

Income before income tax	12,608	7,927	7,389

Income tax benefit	492	9,807	598

Net income	$13,100	$17,734	$7,987

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
          Exploration Expenditures, Dry Hole and Abandonment Cost, Impairment Expense and Major Maintenance Expense. In 2005, $5.8 million was expensed for exploration expenditures and $5.3 million was expensed as incurred for dry hole costs and abandonments. A substantial portion of the exploration expenditure ($5.1million) was for the Company’s Moonshine seismic shoot in St. James Parish, Louisiana. The dry hole costs and abandonments relate to 2005 expenditures incurred in respect of the two previously reported dry holes drilled in the Price Lake field in late 2004. In 2004, $1.5 million in relation to exploration was expensed for seismic, geological and geophysical expenditures, $4.1 million was expensed as incurred for dry hole costs and abandonments, $0.6 million was expensed for major maintenance expenditure and $0.2 million was expensed for impairment.
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

Hedging Transactions
          From time to time, the Company utilizes hedging transactions with respect to a portion of its oil and natural gas production to achieve a more predictable cash flow and to reduce its exposure to oil and natural gas price fluctuations. During 2005, the Company hedged approximately 42% of its natural gas sales. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements.
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
The Company estimates that these swaps hedge approximately 25% to 35% of its 2006 estimated production.
          At December 31, 2005, the Company estimated that it would have realized a loss of approximately $6.7 million if it had elected to settle the swap agreements before their expiration. The Company currently does not intend to settle any swaps before their expiration. See “Item 11— Quantitative and Qualitative Disclosures About Market Risk.”
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
          The Company’s operations are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment. See “Item 4 — Information on the Company — Regulation.” The Company believes its operations are in material compliance with current applicable environmental laws and regulations. However, there can be no assurance that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past unknown non-compliance with environmental laws will not be discovered.
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
          We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incidental to the exploration for and development, production and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, the impact of weather and the occurrence of natural disasters such as fires, floods and other catastrophic events, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, the impact of developments in oil-producing and natural gas producing countries, and the other risks described in this Form 20-F.
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

F. Contractual Obligations
          The following table shows our other cash commitments as of December 31, 2005

US$’000	Payments due by periods as of December 31, 2005
Contractual obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	After 5 years

Operating leases	$815	$267	$548	$—	$—
Exploration lease rental	1,463	357	944	162	—

Total contractual cash obligations	$2,278	$624	$1,492	$162	$—

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
H. Safe Harbor
          See Item 5A. Operating Results — Forward Looking Statements

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth the name, age and position of each director and executive officer of the Company.

Name	Age	Position

Directors:
Terrence N. Fern (1)	58	Chairman, Managing Director and Chief Executive Officer
David A. Mortimer	61	Director, Chairman of Audit and Remuneration and Nomination Committees
Peter E. Power	72	Director

Executive officers:
Ross A. Keogh	47	President of Petsec Energy Inc.
Fiona A. Robertson (1)	50	Chief Financial Officer
Craig H. Jones (1)	47	General Manager — Corporate and Company Secretary

(1)	Mr. Fern, Mrs. Robertson and Mr. Jones provide services to the Company through contractual arrangements between the Company and corporate affiliates.
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

Fiscal year ended			Other	Retirement
December 31, 2005	Base emoluments	Bonuses	benefits (6)	benefit plans	Other compensation	Total

Directors
T.N. Fern (1)	$—	$—	$23,412	$—	$350,250	$373,662
D.A. Mortimer	38,070	—	—	3,426		41,496
P.E. Power	38,070	—	—	3,426		41,496

Executive Officers
R.A. Keogh (2)	175,663	89,000	23,813	8,734	—	297,210
P. Kallenberger (2) (8)	162,900	78,000	23,032	8,385	—	272,317
N. Fakier (2) (7)	145,649	67,000	18,888	7,224	—	238,761
F.A. Robertson (3)	—	—	4,603	—	108,206	112,809
C. H. Jones (4)	—	—	1,808	—	144,971	146,779
G. H. Fulcher (5)	43,847	—	1,096	79,944	—	124,887

(1)	Included in other compensation above is an amount of $350,250 which was paid or is payable to Geofin Consulting Services Pty Ltd (“Geofin”), a company which Mr. Fern is a director. During the year, Geofin provided management services to the Company and its controlled entities. The dealings were in the ordinary course of business and on normal terms and conditions.

(2)	Bonuses were granted pursuant to an employee incentive plan that PEI established for its employees during 2003. Under the plan, the Company will pay up to 6 1/2 percent of PEI’s operating profit before interest, taxes and incentive compensation for payment to PEI employees. The allocation of the bonus to PEI’s employees is made at the discretion of the Company’s management. For 2005, the Company recorded $0.4 million of compensation expense under the plan.

(3)	Included in other compensation above is an amount of $108,206 which was paid or is payable to Geofin, a company through which Mrs. Robertson provided services.

(4)	Included in other compensation above is an amount of $144,971 which was paid or is payable to Geofin, a company through which Mr. Jones provided services.

(5)	Mr. Fulcher resigned from his position of Company Secretary on February 28, 2005. The retirement benefit plans amount of $79,944 includes an amount paid to him as a discretionary termination benefit.

(6)	Other benefits includes amounts accrued or incurred by the Company on behalf of the employee in relation to health, dental, life and salary continuance insurance, leave entitlements and parking benefits.

(7)	Mr. Fakier retired from his position of Vice President, Operations of Petsec Energy Inc. on March 20, 2006.

(8)	Mr. Kallenberger resigned from his position of Vice President, Exploration of Petsec Energy Inc. on April 21, 2006.
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

Share and Option Plans
          The Company maintains an Employee Share Plan (the “Share Plan”) and an Employee Share Option Plan (the “Option Plan”). Both plans were approved by the shareholders at the Company’s 1994 Annual General Meeting and are administered by a committee (the “Nomination and Remuneration Committee”) appointed by the Board of Directors. The total number of Ordinary Shares issued or subject to option under all share and option plans during any five-year period may not exceed 6,987,567. At December 31, 2005, the number of further shares or options, which could be issued within the limit, was 5,236,067.
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
          The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and (with shareholder approval) directors at prevailing market prices and subject to certain conditions set by the Nomination and Remuneration Committee. Grants are subject to a minimum six-month vesting term and the exercise may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire not more than five years from the date of grant. As of December 31, 2005, directors of the Company held no options to purchase Ordinary Shares pursuant to the Option Plan. During the year, Mr. R.A. Keogh, Mr. P. Kallenberger and Mr. N. Fakier exercised 925,000, 825,000 and 300,000 options on Ordinary Shares, respectively at an exercise price of A$0.30 per share. At December 31, 2005, Mr. Keogh, Mr. Kallenberger and Mr. Fakier held 325,000, 300,000 and 300,000 remaining options to purchase Ordinary Shares at an exercise price of A$0.30 per share. All three executive officers received their options during 2002 and their options will expire on June 1, 2007. On March 1, 2006, Mr. C. Jones and Mrs. F. Robertson were each granted 225,000 options on Ordinary Shares at an exercise price of A$2.13 per share. On March 30, 2006, Mr. N. Fakier exercised his remaining 300,000 options at an exercise price of A$0.30 per share. On April 3, 2006, Mr. P. Kallenberger also exercised his remaining 300,000 options at an exercise price of A$0.30 per share. No other directors or executive officers held options.
C. Board practices
          The Board of Directors has an Audit Committee, a Nomination and Remuneration Committee, of which each director is a member. Meetings of the Board and Committees held during the year and attendance by directors were as follows:

	Regular	Additional	Audit	Nomination and	Date
	Board	Board	Committee	Remuneration	Director First
	Meetings	Meetings	Meetings	Committee Meetings	Appointed
Total number held during the year	11	—	3	3

T.N. Fern	10	—	1	3	May 21, 1987
D.A. Mortimer	11	—	3	3	July 1, 1985
P.E. Power	10	—	3	2	July 21, 1999
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
          The Company has no severance contracts with its directors other than that disclosed in Item 7 — Major shareholders and related party transactions, Section B (b) and the retirement benefits outlined in “Section B” above.
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
D. Employees
          As of December 31, 2005, the Company had 20 full-time employees 17 of whom were in Lafayette, Louisiana, and three of whom were in Australia. See “Item 3 — Key Information — D. Risk Factors” “The loss of key personnel could adversely affect our ability to operate.” The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with certain of its executives and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company’s employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment.
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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
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

          The Company’s shares are all of one class and carry equal voting rights. At May 1, 2006, there were 137,026,341 ordinary shares held by 5,059 shareholders.
B. Related party transactions
(a) Directors
          The names of persons who were directors of the Company during the year ended December 31, 2005 are Messrs T.N. Fern, D.A. Mortimer and P.E. Power.
          Details of the director’s remuneration are set out in Item 6 — Directors, Senior Management and Employees.
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
(c) Controlled entities

          Details of dealings of the Company with wholly owned controlled entities are set out below:
          The aggregate amounts receivable from/and payable to wholly owned entities by the Company at balance date were:

	December 31, 2003	December 31, 2004	December 31, 2005
	$’000	$’000	$’000

Receivables — non-current	14,902	21,734	21,196
Payables — non-current	5,661	11,644	11,156

          At December 31, 2005, PEL had provided against various loans to wholly owned Australian controlled entities.
C. Interest of experts and counsel
          Not applicable.
ITEM 8 — FINANCIAL INFORMATION
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

ITEM 9 — THE OFFER AND LISTING
A. Offer and Listing Details — Price history of Ordinary Shares and ADRs
          The following table sets forth for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into U.S. dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.

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

ITEM 10 — ADDITIONAL INFORMATION
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
          Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute “business profits” of an enterprise carried on by a U.S. resident who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. Refer, however, to “Changes to the Treaty,” below. The term “business profits” is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term “business profits” is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term “permanent establishment” is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the U.S. resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the U.S. resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a U.S. resident from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.
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
          Under recently enacted legislation, subject to certain holding period requirements and other restrictions and limitations, U.S. Holders that are individuals, estates or trusts may be eligible for the maximum 15% long-term capital gains tax rate on dividends received from “qualified foreign corporations” in taxable years beginning on or before December 31, 2008. The term “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements; thus, subject to the limitations discussed in the following sentence, it appears the Company should be treated as a qualified foreign corporation. However, if in the year in which the dividend was paid or in the immediately preceding taxable year the Company constitutes (a) a “Passive Foreign Investment Company” (as defined below), the Company generally will not be treated as a “qualified foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).
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
I. Subsidiary Information
          Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          The Company is exposed to market risk from changes in commodity prices, interest rates, and currency exchange rates.
          Commodity Price Risk. The Company is an oil and natural gas exploration and production company, and, thus sells natural gas and crude oil. As a result, the Company’s financial results can be significantly affected as these commodity prices fluctuate widely in response to changing market forces. During 2005, the Company used natural gas swap agreements and costless collars as economic hedges to reduce the risk of price fluctuations on a portion of its future production. In the future, the Company will continue to use swaps and other derivative financial instruments such as collars as a hedging strategy to manage commodity prices associated with oil and natural gas sales and to reduce the impact of commodity price fluctuations. The Company accounts for the natural gas swap agreements and costless collars in accordance with FASB Statement No. 133 (“FAS 133”) and other related FASB statements. See “Item 5 — Operating and Financial Review and Prospects — A. Operating Results — Hedging Transactions.”
          The following table shows information on the Company’s fixed price natural gas swaps in place for 2006 as of December 31, 2005:

				Approximate Fair
		Notional Quantity	Average Price	Value at December
Type of Agreement	Remaining Term	(MMBtu per day)	Received per MMBtu	31, 2005

Swaps	Jan-Mar 2006	2,000	$7.58	($673,000)
Swaps	Jan-Mar 2006	2,000	$7.92	($613,000)
Swaps	Jan-Dec 2006	2,000	$7.65	($2,226,000)
Swaps	Jan-Dec 2006	2,000	$8.20	($1,835,000)
Swaps	Jan-Dec 2006	2,000	$8.89	($1,334,000)
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
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          The Company had no material defaults, dividend arrearages or delinquencies in fiscal year ended December 31, 2005.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES
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
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
          Our Board of Directors has determined that it has at least one financial expert serving on its Audit Committee in the person of Mr. David A. Mortimer, Chairman of the Audit Committee. Mr. Mortimer is an independent Director of the Company.
ITEM 16B — CODE OF ETHICS
          We have adopted a code of ethics that applies to Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We previously filed our code of ethics as part of our annual report on Form 20-F for the year ended December 31, 2003. Our code of ethics is also available at our web site at www.petsec.com.au/Ethics.htm.
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
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
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
Not applicable — see Item 18 below.
ITEM 18 — FINANCIAL STATEMENTS
          The U.S. Dollar Financial Statements of the Company and the Report of Independent Registered Public Accounting Firm are included on pages F-1 through F-29 of this Form 20-F.

ITEM 19 — EXHIBITS
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

Petsec Energy Ltd
ACN 000 602 700
U.S. Dollar Consolidated Financial Statements
Under U.S. Generally Accepted
Accounting Principles
December 31, 2005

F1

CONSOLIDATED BALANCE SHEETS
Petsec Energy Ltd and subsidiaries

	December 31	December 31
	2004	2005
(U.S. dollars, in thousands except share data)

Assets
Current assets
Cash	$9,518	$10,138
Margin deposits (note 13)	—	2,059
Trade receivables	6,930	11,250
Other receivables	64	57
Fair value of derivative financial instruments (note 10(c))	1,406	—
Deferred tax assets (note 2)	7,975	10,220
Prepayments	2,016	1,460

Total current assets	27,909	35,184

Non-current assets
Proved and unproved oil and gas properties	33,542	48,814
Investment securities (note 6)	543	417
Property, plant and equipment (note 7)	245	176
Deferred tax assets (note 2)	1,288	2,703

Total non-current assets	35,618	52,110

Total assets	$63,527	$87,294

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 8)	$10,337	$24,784
Fair value of derivative financial instruments (note 10(c))	—	6,681
Short-term loans (note 10(a))	1,175	—

Total current liabilities	11,512	31,465

Long-term liabilities
Other accrued liabilities — non-current (note 9)	1,116	1,566

Total long-term liabilities	1,116	1,566

Shareholders’ equity
Share capital — 250,000,000 authorized; ordinary shares of issued and outstanding 121,389,341 (2004: 119,222,841). (notes 11 and 12)	130,106	130,725
Accumulated other comprehensive loss (note 12)	(1,964)	(7,206)
Accumulated deficit	(77,243)	(69,256)

Total shareholders’ equity	50,899	54,263

Total liabilities and shareholders’ equity	$63,527	$87,294

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

(f) Investments
(i) Joint operating arrangements
The Company’s interests in unincorporated joint operating arrangements are brought to account by including in the respective financial statement classes the amount of:
•	the Company’s interest in each of the individual assets employed in the joint operating arrangements;

•	the liabilities of the Company in relation to the joint operating arrangements; and

•	the Company’s interest in the revenues earned and the expenses incurred in relation to the joint operating arrangements.
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
The Company discontinues hedge accounting when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised. In any of these circumstances, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur. In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in other income and expense. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting, if not already done, and recognizes immediately in other income and expenses any gains and losses that were accumulated in other comprehensive income.
(i) Employee entitlements
The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees’ services provided up to balance sheet date. The provision has been calculated based on estimated wages to be paid out and salary rates and includes related on-costs. A liability is recognized for employee incentive plans based on a percentage of operating profits. Employer contributions to superannuation funds are charged against earnings. Further information is set out in note 13(d) — Superannuation commitments, incentive compensation, and directors’ retirement obligation.

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
Prior to consolidation, the results and financial position of each entity within the group are translated from the functional currency into the group’s presentation currency as follows:
•	assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

•	components of equity are translated at the historical rates; and

•	all resulting exchange differences are recognised directly to the foreign currency translation adjustment and forms part of the accumulated other comprehensive income (loss).
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
Included in the assets of the Company are the following items which represent the Company’s interest in the assets and liabilities in unincorporated joint operating arrangements:

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

Lease permits and capital expenditure:
Now in production — at cost
- West Cameron 343	$10,259	$11,114
- West Cameron 352	8,124	8,073
Less: Accumulated amortisation	(14,802)	(17,281)

	$3,581	$1,906

Not in production — at cost
- Main Pass 89	121	121
- Main Pass 19 (1)	1,537	21,200
- Block 22/12 Beibu Gulf	1,370	2,064
- Price Lake, Onshore Louisiana (2)	—	—
- St James Parish, Onshore Louisiana	2,519	2,518

	5,547	25,903

Total lease permit and capital expenditure	$9,128	$27,809

F13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

4. Interests in joint operating arrangements (continued)

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

Asset retirement obligation liability:
- West Cameron 343	$217	$238
- West Cameron 352	89	86
- Main Pass 19	—	421

	$306	$745

	December 31	December 31	December 31
	2003	2004	2005
	(U.S. Dollars, in thousands)

The contribution of the Company’s joint operating arrangements to income from operations
- West Cameron 343	$11,589	$7,342	$1,766
- West Cameron 352	3,630	1,117	1,786
- Block 22/12 Beibu Gulf (3)	(302)	(1,373)	(358)
- Price Lake, Onshore Louisiana (2)	—	(3,188)	(5,283)
- St James Parish, Onshore Louisiana	—	—	(5,103)

	$14,917	$3,898	$(7,192)

(1)	Three wells were successfully drilling during the year and were brought into production in January 2006. A further three wells were successfully drilled in December 2005 through January 2006 and are expected to be brought into production during second quarter 2006.

(2)	The Company determined subsequent to the year ending December 31, 2004 that the Price Lake drilling targets were dry holes and, in accordance with FASB 19, Financial Accounting and Reporting by Oil and Gas Producing Companies and FIN 36, Accounting for Exploratory Wells in progress at End of a Period, recorded $2,987,000 to dry hole and abandonment costs and $201,000 to impairment expense in the year ended December 31, 2004. Additionally, capital expenditure incurred subsequent to December 31, 2004 totalling $5,283,000 was expensed to dry hole and abandonment costs by the Company in respect of this joint operating arrangement and the Company subsequently relinquished its entire 25.0% working interest.

(3)	In 2004, the Company recorded $1,132,000 to dry hole and abandonment costs in relation to the dry hole costs of two wells drilled in the Beibu Gulf, China.
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

F14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

5. Wholly owned areas of interests

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

Lease permits and capital expenditure:
Now in production at cost
- Vermilion 258 (1)	$27,602	$34,000
Less: Accumulated amortisation	(3,895)	(16,798)

	$23,707	$17,202

Not in production — at cost
- Vermilion 246	243	243
- Vermilion 257	303	359
- Main Pass 18	—	2,421
- Main Pass 103	—	530
- Spare equipment	161	250

	$707	$3,803

Total lease permit and capital expenditure	$24,414	$21,005

Asset retirement obligation liability:
- Vermilion 258(1)	$505	$560

Contribution of area of interest to income from operations:
- Vermilion 258(1)	$10,608	$25,137

(1)	Commenced initial production in July 2004.
6. Investments

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

Non-current
Listed shares at fair value	$16	$—
Unlisted shares at cost	527	417

	$543	$417

7. Property, plant and equipment

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

- at cost	$611	$615
- accumulated depreciation	(366)	(439)

	$245	$176

8. Accounts payable and accrued liabilities

	December 31	December 31
	2004	2005
	(U.S. Dollars, in thousands)

Current
Trade creditors	$1,984	$7,063
Employee related liabilities	1,057	489
Exploration and development accruals	5,515	10,694
Operational and administration accruals	1,616	1,349
Joint operating arrangement accruals	146	5,163
Related party payables	19	26

	$10,337	$24,784

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
At December 31, 2005, there were the following unexercised employee options to purchase the Company’s ordinary shares:

		Weighted
		average
		Remaining
Exercise	Number	contractual life	Number
prices	outstanding	(years)	exercisable	Expiry dates

A$0.30	970,000	1.4	33,000	June 1, 2007
A$0.40	209,000	2.1	133,000	December 1, 2007 — April 1, 2008
A$0.82	100,000	2.0	—	December 31, 2007
A$0.83	15,000	2.9	8,000	November 30, 2008
A$1.00	112,500	3.5	—	June 30, 2009
A$1.25	65,000	3.4	16,500	March 1, 2009 — July 30, 2009
A$1.15	15,000	4.0	3,000	December 31, 2009
A$1.10	15,000	4.4	—	June 1, 2010
A$1.40	250,000	4.8	—	October 20, 2010

A$0.30 — A$1.40	1,751,500	2.3	193,500

The options become exercisable at various dates and after various share price hurdles of the Company have been reached. During the year ended December 31, 2005, 280,000 additional options were granted to employees; 2,166,500 options were exercised and converted to ordinary shares. During 2005, the Company recorded $88,000 of compensation expense related to the option plan (2004: $83,000; 2003: $90,000) determined using the Black Scholes option-pricing model with an expected life of 1.2 years to 4.5 years (weighted average 2.3 years), volatility range of 49.90% — 86.90% and dividend yield and risk-free interest rate range of 0% and 5.05% — 5.53% per annum, respectively. At December 31, 2005, the balance of unearned stock compensation expense to be recorded in future periods was $76,000.

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
Other than as set out below, there are no significant tangible assets for the China and USA segments.

U.S. dollars, thousands	China			USA			Reconciling items			Consolidated

	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005

Oil & gas sales (net of royalties incurred)	—	—	—	23,270	32,575	45,130	—	—	—	23,270	32,575	45,130
Oil & gas royalties earned	—	—	—	1,949	223	332	—	—	—	1,949	223	332

Revenue from customers	—	—	—	25,219	32,798	45,462	—	—	—	25,219	32,798	45,462

Depreciation, depletion, amortization and rehabilitation	—	—	—	6,553	12,335	15,571	21	26	26	6,574	12,361	15,597

Dry hole and abandonment costs	—	1,132	—	—	2,987	5,290	—	—	—	—	4,119	5,290

Impairment expense	—	—	—	38	201	—	—	—	—	38	201	—

Interest income	—	—	—	43	37	295	99	274	98	142	311	393

Interest expense	—	—	—	(10)	(32)	(23)	—	—	—	(10)	(32)	(23)

Income before income tax	(302)	(1,373)	(358)	14,001	10,541	9,419	(1,091)	(1,241)	(1,672)	12,608	7,927	7,389

Cash	—	—	—	3,983	6,916	8,372	8,479	2,602	1,766	12,462	9,518	10,138

Proved and unproved oil and gas properties	981	1,370	2,064	18,176	32,172	46,750	—	—	—	19,157	33,542	48,814

Expenditure for additions to long lived assets	856	1,715	1,052	12,515	26,217	30,681	1	25	3	13,372	27,957	31,736

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

F25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

18. Supplementary oil and gas disclosures — unaudited (continued)
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

	CRUDE OIL	GAS
	(Mbbl)	(MMcf)

Proved developed and undeveloped reserves:
December 31, 2002	23	7,764
Revisions of previous estimates	23	(1,305)
Extensions, discoveries and other additions	12	8,681
Production	(19)	(4,403)

December 31, 2003	39	10,737
Revisions of previous estimates	39	5,444
Extensions, discoveries and other additions	—	1,683
Production	(15)	(5,595)

December 31, 2004	63	12,269
Revisions of previous estimates	(25)	4,769
Extensions, discoveries and other additions	130	7,216
Production	(20)	(6,335)

December 31, 2005	148	17,919

Proved developed reserves :
December 31, 2003	32	3,725
December 31, 2004	63	12,269
December 31, 2005	108	15,901
The following represents additional information on individually significant properties (volumes in MMcfe):

	Net Proved		Extensions,		Net Proved
	Reserves At	Revisions of	Discoveries, and		Reserves At
Field Name	December 31, 2002	Previous Estimates	Other Additions	Production	December 31, 2003

West Cameron 352/343 (1)	7,312	(1,315)	1,693	(4,160)	3,530
Vermilion 258/244/259 (2)	—	—	7,057	—	7,057

	Net Proved		Extensions,		Net Proved
	Reserves At	Revisions of	Discoveries, and		Reserves At
Field Name	December 31, 2003	Previous Estimates	Other Additions	Production	December 31, 2004

West Cameron 352/343	3,530	1,852	—	(3,279)	2,103
Vermilion 258/244/259 (3)	7,057	3,784	1,683	(2,370)	10,154

	Net Proved		Extensions,		Net Proved
	Reserves At	Revisions of	Discoveries, and		Reserves At
Field Name	December 31, 2004	Previous Estimates	Other Additions	Production	December 31, 2005

West Cameron 352/343	2,103	(232)	—	(993)	878
Vermilion 258/244/259	10,154	4,984	—	(5,421)	9,718
Main Pass 19 (4)	—	—	7,994	—	7,994

(1)	During the third quarter of 2003, the Company drilled two additional successful wells at West Cameron 352/343 in the Gulf of Mexico.

(2)	During fourth quarter of 2003, the Company drilled a successful well at Vermilion 258 in the Gulf of Mexico. The Company installed a platform and pipeline and completed the well in 2004.

(3)	During the first quarter of 2004, the Company drilled an additional successful well at Vermilion 258. During the fourth quarter of 2004, the Company drilled two additional wells at Vermilion 258/244/259.

(4)	During the second quarter of 2005, the Company drilled three successful wells on the Main Pass 19 lease in the Gulf of Mexico. In fourth quarter of 2005, a fourth well made a discovery on the Main Pass 19 lease. Petsec owns a 55% working interest in the four Main Pass 19 wells.

F26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

18. Supplementary oil and gas disclosures — unaudited (continued)
Capitalized costs of natural gas and oil properties

	December 31,	December 31,	December 31,
	2003	2004	2005
	(U.S. dollars, in thousands)

Capitalised costs for oil and gas producing activities
consist of the following:
Proved properties	$24,036	$45,827	$74,373
Unproved properties	1,602	6,412	8,508

Total capitalised costs	25,638	52,239	82,881
Accumulated depletion, depreciation and amortization	(6,481)	(18,697)	(34,067)

Net capitalised costs	$19,157	$33,542	$48,814

Costs incurred for oil and natural gas property acquisition, exploration and development activities

		Year ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(U.S. dollars, in thousands)

Costs incurred for oil and gas property acquisition, exploration and development activities were as follows:
Lease acquisition	$519	$3,973	$2,191
Exploration	6,586	11,943	19,710
Development	8,987	15,898	20,117

Total costs incurred	$16,092	$31,814	$42,018

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

F27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Petsec Energy Ltd and subsidiaries

18. Supplementary oil and gas disclosures — unaudited (continued)
The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was as follows:

		Year ended
	December 31	December 31	December 31
	2003	2004	2005
	(U.S. Dollars, in thousands)

Future cash inflows	$65,612	$78,599	$183,194
Less: Future production costs	(7,802)	(6,605)	(19,588)
Future development costs	(13,283)	(7,862)	(17,961)
Future income tax expense	—	—	(29,884)

Future net cash flows after income taxes	44,527	64,132	115,761
Less: 10% annual discount for estimated timing of cash flows	(9,032)	(6,240)	(16,284)

Standardized measure of discounted future net cash flows	$35,495	$57,892	$99,477

Summary of the changes in standardized measure of discounted future net cash flows applicable to proved oil and gas reserves

Beginning of the period	$26,156	$35,495	$57,892
Sales and transfers of oil and gas produced, net of production costs	(23,662)	(32,080)	(44,559)
Changes in prices and production costs	7,982	1,353	13,488
Extensions, discoveries and improved recoveries net of future productions and development costs	25,978	19,625	50,873
Development costs incurred during the period	3,293	12,258	7,202
Changes in estimated development costs	(1,906)	(3,561)	(5,967)
Revisions of previous quantity estimates	(5,207)	14,982	33,480
Net change in income taxes	—	—	(22,623)
Accretion of discount	1,780	2,953	3,730
Changes in timing and other	1,081	6,867	5,961

Net increase	9,339	22,397	41,585

End of the period	$35,495	$57,892	$99,477

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